Form 20-F
period 2003-02-28
CALCITECH LTD
filed 2003-09-18
CIK 889431

U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM 20-F
                            -------------------------

[   ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
         SECURITIES EXCHANGE ACT OF 1934.

[X] ANNUAL



REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED 28TH FEBRUARY 2003

[   ]    TRANSITION  REPORT  PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 FOR THE TRANSACTION PERIOD FROM ______________ TO ______________________

                         Commission File Number 0-20420

                                 CALCITECH LTD.

             (Exact name of Registrant as specified in its charter)

                 A CORPORATION FORMED UNDER THE LAWS OF BERMUDA
                 -----------------------------------------------
                 (Jurisdiction of Incorporation or Organization)

                               13 chemin du Levant
                              01210 Ferney-Voltaire
                                     France
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act

                                  Common Shares
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

The number of outstanding Common Shares as of February 28, 2003 is 53,889,165

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  [X]               Item 18  [   ]
          --

                                     PART I


         The following discussion contains forward-looking statements regarding events and financial trends which may affect CalciTech Ltd.'s (the "Company") future operating results and financial position. Such statements are subject to risks and uncertainties that could cause the Company's actual results and financial position to differ materially from those anticipated in forward looking statements. These factors include, but are not limited to, the fact that the Company is in the development stage, will need additional financing to build its proposed plants and will be subject to certain technological risks associated with scaling up production to a commercial level, all of which factors are set forth in more detail in the section entitled "Risk Factors" in
Item 3.D. and "Operating and Financial Review and Prospects" at Item 5.

Item 1.  Identity of Directors, Senior Management and Advisors

         Not Applicable.

Item 2.  Offer Statistics and Expected Timetable

         Not Applicable.

Item 3.  Key Information.

The Company has amended its financial statements for 2002 to reflect the following adjustments. The restatement adjustments were made with respect to the accounting for development activities and convertible debt, as described in Note 2, Restatement of Previously Issued Financial Statements, to the consolidated financial statements. As described in Note 15, the Company has also restated its net loss in accordance with US GAAP to reflect the beneficial conversion feature embedded in the credit facility.

A.       Selected Financial Information

         The following tables set forth selected financial data regarding the Company's operating results and financial position prepared in accordance with International Financial Reporting Standards (IFRS) and accounting principles generally accepted in the United States (U.S. GAAP). This data has been derived from the Company's financial statements for the year ended February 28, 2003 and restated financial statements for the year ended February 28, 2002. The following table sets forth selected financial data with respect to the Company and is qualified in its entirety by, and should be read in conjunction with, the financial statements and notes thereto for the fiscal year ended February 28, 2003 and February 28, 2002 included elsewhere in this annual report. Historical information for periods prior to the fiscal year ended February 28, 2002 are derived from restated financial statements, not included herein. The financial data for fiscal years 2003, 2002 and 2001 are presented on a consolidated basis.

     All financial information is presented in U.S. dollars, unless indicated otherwise.



  INTERNATIONAL FINANCIAL
  REPORTING STANDARDS
  -------------------------                     Restated            Restated         Restated          Restated

                                             2003             2002              2001             2000              1999
                                             ----             ----              ----             ----              ----
  Operations Data

  Revenue                                   $ NIL            $ NIL             $ NIL            $ NIL             $ NIL

  Net Loss                              2,188,000        2,518,000         2,533,000        2,558,000        13,977,000
                                        =========        =========         =========        =========        ==========

  Loss per Common Share                   (0.044)          (0.058)           (0.063)          (0.083)           (0.467)

  Balance Sheet Data
  Cumulative Deferred                         -                -                   -                -                 -
  Development Expenditure

  Total Assets                            397,000          285,000           256,000        1,270,000         1,884,000
                                          -------          -------           -------        ---------         ---------

  Long Term Obligations                 1,378,000        2,455,000         2,666,000        2,820,000         1,543,000

  Total Stockholders' Equity         ($2,574,000)     ($3,600,000)      ($3,146,000)     ($2,211,000)        ($397,000)
                                     ------------     ------------      ------------     ------------        ----------
  / (Deficiency)
  U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

  Operations Data
  Revenue                                   $ NIL            $ NIL              $NIL            $ NIL             $ NIL

  Net Loss                             $3,019,000       $3,459,000        $2,825,000       $3,028,000       $14,451,000
                                       ==========       ==========        ==========       ==========       ===========

  Loss Per Common Share                  ($0.061)         ($0.079)          ($0.071)         ($0.098)          ($0.483)


  Balance Sheet Data

  Deferred Development                          -                -                 -                -                 -
  Expenditure

  Total Assets                          $ 397,000        $ 285,000          $256,000       $1,270,000       $ 1,884,000
                                        ---------        ---------          --------       ----------       -----------

     Long Term Obligations             $4,942,000       $5,758,000        $3,911,000       $2,820,000        $1,543,000



  Total Stockholders' Equity        *$ 6,756,000)     ($ 7,233,000)       ($4,446,000)     ($2,211,000)      ($7,751,000)
     / (Deficiency)              ---------------    --------------       ------------     ------------      ------------


B.       Capitalization and Indebtedness.

         Not Applicable.

C.       Reasons for the offer and use of proceeds

         Not Applicable.

D.       Risk Factors.

         The future success of the Company will be affected by many factors that are frequently associated with the development of a new business, which include, but are not limited to, the following:

         We Have Incurred Net Losses Since Our Inception and Expect Losses to Continue. Except for net income of $732,000 for fiscal 1996, we have not been profitable since our inception. No revenues have been earned in the last three years. For the fiscal year ended February 28, 2003, we had a net loss of $2,188,000 and an accumulated deficit on February 28, 2003 of $37,301,000. The report of independent auditors on our February 28, 2003 financial statements includes an explanatory paragraph indicating there is substantial doubt about our ability to continue as a going concern. Although we are executing on our business plan to produce and market Precipitated Calcium Carbonate ("PCC"), continuing losses will impair our ability to fully meet plant construction and expansion goals and will further impair our ability to meet continuing operating expenses. Lack of operating funds may result in staff reductions and curtailing the construction currently planned. See risk factor entitled "If We Are Unable to Raise Funds Our Growth May Be Adversely Affected" below.

         If We Are Unable to Raise Funds Our Growth May Be Adversely Affected. Historically, we have had to seek capital for research and development of our PCC due to lack of revenues. Based on proceeds of approximately $2,000,000 from the Company's February 2002 sale of Convertible Debentures and common shares and the available amount of $1,298,000 of a $2,5000,000 line of credit with Epsom, we believe we will have sufficient working capital to continue current operations for the next 12 months. However, if we do not raise $10 million the Company will be unable to build the first phase of its planned plant. The second phase will require $180 million. The Company believes that due to the environmental aspect of the technology, substantial grants and loans will be available. However, in the event that there is a cash shortage and we are unable to obtain a debt financing or grants, additional equity financing will be required. The proposed plants in Germany and the Republic of Slovakia will also require additional funds, if the Company's revenues or grants are unable to cover the building expenses. Seeking additional financing would dilute the ownership of existing shareholders.

         Our Inability to Protect Our Patents and Other Proprietary Rights Could Adversely Impact Our Competitive Position. We believe that our patents and other proprietary rights are important to our success and our competitive position. Accordingly, we devote substantial resources to the establishment and protection of our patents and proprietary rights. We currently hold patents for processes and have patents pending for additional processes that we intend to use to market PCC. However, our actions to establish and protect our patents and other proprietary rights may be inadequate to prevent others from using our process outside of the jurisdiction of our patent or to prevent others from claiming violations of their patents and proprietary rights by us. If our processes are challenged as infringing upon patents of other parties, we will be required to modify our processes, obtain a license or litigate the issue, all of which may have an adverse business effect on us.



         Failure to Protect Our Trade Secrets May Assist Our Competitors. We protect our trade secrets and proprietary know-how for our processes by various methods, including the use of confidentiality agreements with employees and strategic partners. However, such methods may not provide complete protection and there can be no assurance that others will not obtain our know-how or independently develop the same or similar technology. We prepare and file for patent protection on aspects of our technology, which we think will be integrated into final processes early in research phases, thereby limiting the potential risks.

         We Have Never Produced PCC on a Commercial Scale. The Company has been operating a 10 kg per hour pilot plant based in Norway which was moved to Leuna in Germany in 2002. The equipment has now been scaled up on a ratio of approximately 60:1 but still requires to be scaled up on a ratio of approximately 20:1 at the next stage. Although specialist suppliers of filtration and drying equipment have conducted trials for the Company and found the scale up ratio to be within acceptable limits, there are no guarantees that the technology will operate as planned or that costs for additional modifications will not occur.

         Our Competitors May Develop a Competing Technology. The Company's competitive advantage depends on its ability to use waste lime, which is a waste product available at little or no cost. If competitors are able to develop a competing technology, the Company may no longer have the free or low cost source of raw material.

         Our PCC Product is at Initial Market Introduction and We Are Not Sure the Market Will Accept it. The market acceptance of PCC produced by our process for use in pharmaceutical and food additives will depend upon consumers and members of the medical community accepting them. Although the Company's process can produce pure PCC from waste lime and certain letters of intent for the supply from the first commercial plant have been signed, there is no assurance that the Company will be able to convince customers to convert these to contracts of purchase, limiting the number of potential customers for our product to paper or chemical producers. Failure to achieve market share in these industries could have material adverse effects on our long-term business, financial condition and results of operation.

         Existing shareholders may be diluted if the holders of the Convertible Debentures chose to convert. The holders of the Convertible Debenture may after two years or on any prior dividend payment date up to maturity thereafter, convert the amount outstanding into common shares at the greater of 75% of the average closing price for the ten trading days prior to the conversion or the market price at date of the sale of the debenture.

Item 4.  Information on the Company

A.       History and Development of the Company

         CalciTech Ltd. (the "Company" or "CalciTech"), a Bermuda Company is a development stage company that has developed a new process for manufacturing high quality Precipitated Calcium Carbonate ("PCC"). The Company's process produces PCC from waste lime and air polluting carbon dioxide. PCC is a white pigment. It is also a calcium source for pharmaceuticals and food. As of the date of this report, the Company has no facilities to commence production of PCC on a full commercial scale.

         Originally, the Company was formed on November 9, 1978, under the laws of British Columbia, Canada with the name Cornwall Petroleum & Resources Ltd. The Company then changed its name to Rexplore Resources International Limited and was engaged in petroleum and resource development. In December of 1987, the Company was restructured and the prior management replaced in connection with the acquisition of a license to develop Trylene Gas. In July of 1994, the Company changed its domicile from British Columbia, Canada to Bermuda and changed its name from Kemgas Sydney Ltd. to Kemgas Ltd. On July 25, 2000, the Company changed its name from Kemgas Ltd. to its present name, CalciTech Ltd., to better reflect the Company's change in business to the production and sale of PCC.

         The Company has a wholly owned subsidiary, CalciTech Synthetic Minerals Ltd that has four wholly owned companies, CalciTech Group Services SARL, a French corporation, Kemgas North American Inc., a Delaware corporation and

CalciTech Holdings Aps, a Danish corporation. The Company also owns through its CalciTech Holdings Aps, a 51% interest in CalciTech Odda A.S., a Norwegian corporation and a 100% interest in CalciTech Deutschland GmbH, a German corporation. The term "Company" or "CalciTech" hereinafter refers to CalciTech Ltd. and its subsidiaries. For the purpose of commercializing its technology, the Company established CalciTech Synthetic Minerals Ltd, a new wholly owned Bermuda company and transferred on 1st February, 2003 to it its entire SCC intellectual property rights and associated business activity.

         The Company's administration headquarters are located at World Trade Centre, 10 Route de l'Aeroport, Geneva, Switzerland and the Group's administrative services at 13 chemin du Levant, 01210 Ferney-Voltaire, France. The Company has no full scale commercial plants at present. It is engaged in product development in a small scale production plant located in Leuna, Germany. The small scale production plant, whilst not a full size commercial plant, is also a commercial plant. This plant is currently producing bulk samples specifically to support the sales activity to place the first 40,000 ton plant production when it is commissioned. It is intended that the plant will continue to produce and sell its sample material to support other projects in other regions, once the plant at Leuna is commissioned. The Company is engaged in the development and preliminary stages for planned full scale commercial plants including Germany and The Republic of Slovakia, some through joint ventures. See "B. Business Overview - Business Activities." No assurance can be given that the planned plants will be economically or technically feasible. The Company has generated no cash flows from its operations. See "Item 3D Risk Factors."

B.       Business Overview

Principal Product - Precipitated Calcium Carbonate ("PCC")

         Since June of 1999, the Company has actively pursued its plan to develop and commercialize PCC from waste lime using the Company's own proprietary process. Acutely aware of the industrial waste created from the production of acetylene gas, a former business of the Company, the Company has moved forward to develop a method to extract a commercial product from what is considered to be waste product. Waste lime is generated from (i) the production of acetylene gas, (ii) manufacture of dicyandiamide from calcium cyanamide and
(iii) manufacture of other chemical and mineral processes. In its pursuit to turn an environmental problem into a commercially viable business, the Company developed its proprietary process to extract and produce quality PCC from waste lime. PCC is a white filler pigment and is used for paper filling and coating, and is used in paint, polymers, food and pharmaceuticals.

         Currently, the Company is planning the final details to build its first commercial scale plant and is engaged in sales activity within the paper industry to commit potential customers needing PCC for this first plant. The Company will need to raise additional funds through loans from business partners, debt or equity financing and/or through environmental grants from authorities to build its initial plants. Initially, the Company plans to enter the market by building two or three commercial plants, some in joint ventures with financial or industry partners. Assuming commercial success with its initial plants, the Company plans to use revenue from prior plants to build twenty or more additional plants over the next ten years.

         Below is a discussion of the Company's proprietary process, conventional PCC production and the Company's current activities by site. The Company refers to the PCC produced by its technology as Synthetic Calcium Carbonate "SCC" although it competes with the conventional PCC currently in the market. Therefore where reference is to SCC this is currently referred to the Company's product.

SCC Process

         The Company's SCC process can utilize most grades of lime, including low quality lime or industrial waste lime such as carbide lime. In the Company's process, the carbide lime is mixed with a solution of water and a proprietary promoter in a digester, which selectively dissolves the calcium and leaves the impurities behind as insoluble solids, which are readily removed by subsequent flocculation. The clear calcium solution is then pumped into a reactor into which carbon dioxide from any industrial emission source is passed to produce precipitated calcium carbonate. After the SCC product is filtered off, the promoter solution is recycled back into the digester. The SCC can be supplied directly as slurry or dried and bagged for market.

         By the use of this process, the Company reduces waste lime and carbon dioxide emissions into the environment. Carbide lime is a waste problem in many countries. Currently, waste lime is stored in large ponds with no or very limited disposal processes available. Its high pH has potential pollution impacts to soil and ground water. This is a common environmental problem in the former Eastern Block countries, including the eastern section of Germany and Slovakia and remains a problem in other industrial nations. Many of these governments have programs for the clean up of these ponds, which gives the Company the opportunity to have sources of free or low cost waste lime. Many private companies are also willing to supply waste lime at little or no cost because they have limited storage for the waste lime. Additionally, each year over half a million tons of waste lime is created as a byproduct of on-going acetylene plants alone.

Competition

         Other PCC producers must use the conventional method for producing their PCC starting from high grade limestone. High-grade limestone deposits are found in quarries that must be mined, creating dust and noise pollution and leaving scars on the land. The conventional process involves calcining high quality white limestone to produce high purity quicklime. The quicklime is slaked with water to create milk of lime. PCC is produced by sparging carbon dioxide through a batch reactor containing the milk of lime, then the PCC is filtered and sold dried or as concentrate.

Patents

         The Company currently holds the United Kingdom patent for its process of transforming waste lime into high quality PCC. An international application was filed under the Patent Cooperation Treaty in December of 1999 to expand the protection of the Company's intellectual property on an international level. The patent examination was successfully completed in May 2001 and was granted 31st July, 2003. The patent has also been granted in South Africa. The Company has implemented patent registration in an extensive number of countries worldwide.



Development of the SCC Technology

         The research and development of the Company's SCC process began in 1994 with J.W. Bunger & Associates, a technical research company based in Salt Lake City, USA. This led to a research project associated with the Swiss Federal Institute of Technology in Lausanne, Switzerland and University of Lyon in France. The Company began a pilot project in Manchester, England, which ran between September 1998 and November 1999. During the pilot project, the Company was successful in converting waste-lime into high quality SCC. The pilot plant was moved to the site of an industrial partner at Odda in Norway, where a the SCC development program continued and in particular the Company produced specification SCC from a waste arising from the production at the site of dicyandiamide known as "black lime" and stack gas CO2.

         Worldwide, 6 million tons of PCC are produced each year. International sales of PCC total approximately U.S. $1.3 billion per year.

         On July 8, 2002, the Company announced that it had successfully commissioned and fine-tuned its Synthetic Calcium Carbonate "SCC" small scale production plant at Leuna, Germany. Presentations were held at Leuna in September 2002 presenting the plant and the Company's SCC technology to a variety of interested parties, including potential project partners, financial institutions and those from the region that may be involved with the project. This small plant has a maximum capacity of 800 tonnes per annum. A laboratory facility was also installed adjacent to the plant. Confirmation and fine-tuning of the key operational parameters of this plant was necessary as a result of the large scale-up from the original pilot plant. This plant was capable of meeting all bulk sample production requirements generally required for paper trials. The Company intends to shortly upgrade the capacity of this plant to run on a shift basis, to meet an increased sample demand by its selling organization for paper companies. Its on-going function will be the testing of raw materials from various other sites located around the world in order to ascertain not only their suitability to the SCC process but also the quality of SCC that can be produced and the ongoing production of samples for sales purposes and product developments with certain customers. Fees for this work will be charged.


         The plant up-cycles carbide lime from the nearby Hochhalde Deposit at Schkopau using on-site CO2. This plant is now capable of consistently producing a range of SCC products from nano-sized crystals to large monolithic crystals of up to 20 microns, all with a brightness of over 96% ISO and narrow span.

         In October 2002 the Company completed trials at the Centre Technique du Papier at Grenoble in France and with a paper manufacturer. These results met the Company's expectations and led to the design and launch in February 2003 of its first two SCC products, CalciLS and CalciSG. The former product is designed to maximize its high light scattering properties where it targeted to partially replace and extend costly Titanium Dioxide, Aluminium TriHydrate,Precipitated Silica fits the high value Tio2 extender market in paper and the latter for its high gloss properties directed at the niche decorative packaging paper market. In April 2003 the Company appointed GUSCO Handel, part of the G Schurfeld Group, as its European sales representative for paper to commence pre sales for the planned production for the first commercial plant in Germany. The Company has also retained the services of W S Atkins of Stockport, UK as consulting engineers to its planned first commercial plant at Leuna, Germany where engineering work has reached the final phase and permitting applications for the new building are in progress.


Business Activity : Small scale production plant

The small scale production plant, whilst not a full size commercial plant, is, nevertheless, a commercial plant. It is intended, now that it has been proven that the final product is suited to the paper industry, the plant will earn fees for samples of waste conversion and sales sample requirements for other Company projects in other regions should they proceed. High grade PCC for the pharmaceutical industry is often sold in relatively small amounts and command prices in excess of USD 700 per ton. Where demand for services is not available the Company will seek to manufacture and sell high grade product in these specialist areas.

Business Activity: Norway

         After proving its theory in practice, the Company entered into a memorandum of understanding with the Norwegian Company, Odda Smelteverk AS ("Odda") leading to an agreement to form a joint venture for the production and sale of SCC in Norway. Odda created black waste lime as part of its production of dicyandiamide. In the past, Odda has failed to make use of this black waste lime. As part of its environmental regulation compliance, it must reduce its emission of black waste lime. Black waste lime from an Odda plant was transferred to England and successfully converted as part of the pilot program.

         The Company owns 51% of the joint venture, CalciTech Odda A.S., through its subsidiary, CalciTech Holdings Aps. CalciTech Odda A.S. planned to build a full commercial scale, producing at least 40,000 tons of PCC per year to sell to the Scandinavian market, with further plant expansions thereafter, following the expected expansion of Odda's capacity and production of black waste lime. Due to delays the Company is now planning to build the first plant of 40,000 tpa at its site in Leuna, Germany. The plant at Odda was planned to fall into a Phase II building program. However in March 2003 Odda announced the appointment of a bankruptcy administrator and it intends to sell the plant that produced the waste by-product to another producer. The Company expects to develop a relationship with the buyer, when this is determined, to carry on the project as envisaged in due course. In the meantime the Company expects to acquire the minority interest in the joint venture company.


Business Activity: Germany

         The Company currently is finalizing its plans to build its first German SCC plant with production scheduled to begin in 2006. The Company signed an agreement with the German government agency, Mitteldeutsche Sanierungs - und Entsorgungsgesellschaft mbH ("MDSE"), on March 2, 2000, giving the Company exclusive access to the carbide lime stored in a portion of MDSE's waste dump in Schkopau, Germany and an option to purchase an additional waste pond. In these transactions, the Company will have access to over 1 million tons of carbide lime. MDSE is the government agency responsible for the management of the Environmental Legacy of Eastern Germany. This program to eliminate historical waste lime is part of MDSE's plan for landscape recovery.

         The first proposed full scale German plant is to be located in Leuna near Leipzig, Germany, located six kilometers from the Schkopau waste lime dump. The plant is planned to produce 40,000 tons of SCC per year. In the Leipzig area, there are over 10 million tons of waste material. The waste lime was created as a by-product of producing acetylene gas, which was important for the former Eastern Block economies. At this site, the Company will have access to 92% pure flue CO2 from the local oil refinery's stack emissions after treatment by Linde AG.

         The German federal state of Sachsen-Anhalt and its government agency Wirtschaftsforderungsgesellschaft fur das Land Sachsen-Anhalt mbH ("WISA") informed the Company that it is eligible for a grant that will pay up to 47% of the capital costs of the production plants located in Leuna. The Company will fund the other 53% with regional loans and future equity financing. The Company will produce slurry and dry products for sale in Germany and neighboring countries. Germany is currently the largest producer of coated paper, which uses PCC in its production. PCC is currently valued in Germany at over $200 per ton.

         To support the activity in Germany the company announced on the 15th May, 2002 that it had applied and was approved for listing on the Freiverkehr, the third segment of the Frankfurt Exchange.

Business Activity: Republic of Slovakia

         The Company signed a memorandum of understanding with Novaky Chemical Company ("Novaky") to form a joint venture company to produce SCC from Novaky's waste lime. Novaky currently has over 1.5 million tons of waste lime in temporary storage and continues to produce more in its ongoing acetylene production. The Company is currently studying the technical, financial and marketing feasibility of a large production facility plant to serve the Central European market.

         Under the terms of the memorandum of understanding, CalciTech will control the joint venture. The Company expects the project to qualify for environmental and investment incentives from The Republic of Slovakia, which is an early entrant to the European Union enlargement.

Business Activity: Americas

         In August 2002 the Company appointed Charles Kunesh, formerly research director of Specialty Minerals Inc in America, to represent the Company's program to identify suitable waste deposits for possible SCC manufacture. This has led to a number of discussions and the Company announced in April 2003 an agreement to conduct feasibility studies for such a project with Carbide Industries LLC of Louisville, Kentucky.

Bubbletube

         To address the problems associated with scaling up of reactors in the chemical industry from a small pilot plant to full-scale production, the Company worked with the Swiss Federal Institute of Technology in Lausanne in a project sponsored by the European Commission called the "Bubbletube." Scaling up can take about a third of the time it takes to bring a product to market and often affects its quality and yield.

         In November 2000, the Company received the European patent for the Bubbletube followed in January 2003 by the grant of the US patent. The Bubbletube is a new tubular segmented plug flow reactor for the synthesis of fine powders by precipitation. The technology uses two non-miscible fluids to generate micro reactors in which the precipitation reagents are thoroughly mixed. The micro-reactors yield precipitated particles that are uniform, small with a controlled morphology. Although this technology may have future uses for PCC, it is not expected to have uses in the PCC technology the Company is currently bringing in to use. The Company's participation with Ecole Polytechnique Federale de Laussane ("EPFL") led to its acquisition of patent rights with the agreement to license certain fields, particularly in the area of Ceramics, back to EPFL. The Company has been the financial coordinator of a development program consisting of seven participating organizations funded by a three million Euro grant from the European Union. The Company participated in the market research element of this development. This program ceased on 1st January 2002 and certain participants are continuing to develop the technology to the next stage. The Company is not participating in this stage.

         No value was assigned to the Bubbletube patent in the Company's financial statements.

Other Products, Patents and Licenses

     The Company holds licenses to develop, produce and sell Trylene Gas, which is an acetylene based fuel gas. The Company also holds a Canadian patent covering certain processes producing Calcium Carbonates (No. 1179138). The

Company's Canadian patent No. 1145113 expired on April 27, 2000 and patent No. 11791138 expired on December 11, 2001. The Company also holds a license to a U.S. patent on an acetylene gas process. Currently, the Company is not exploiting these patents or licenses which were not assigned any value in the financial statements

Financing

         In June of 1995, the Company acquired 51% of the outstanding shares of Kemgas Corporation Inc. ("KCI") in exchange for 5,187,505 units, each unit consisting of one common share and $1.00 in the form of a 7.5% redeemable convertible note which would be redeemed for $1.00 plus accrued interest in cash or converted into common shares at $2.40 per share and a warrant to acquire one common share at an exercise price of $2.40 during the first 12 months and $3.00 in the second 12 months. As part of the acquisition, the Company assumed options to acquire 1,050,000 common shares of KCI, which granted the option holder the right to acquire one common share and $1.00 in the form of a 7.5% redeemable convertible note which would be redeemed for $1.00 plus accrued and unpaid interest in cash or converted into common shares at an exercise price of $2.40 per share and a warrant to acquire one common share at the exercise price of $2.40 during the first 12 months and $3.40 during the second 12 months.

         On February 25, 2000, the Company's 7.5% redeemable note for $7,202,643, ($5,562,505 principal and $1,640,138 accrued interest) was converted into common shares of the Company. The 7.5% redeemable note was converted at a rate of $1.00 per share for a total of 7,202,643 shares. KCI was liquidated in 1998 and all assets and liabilities were transferred to the Company.

         On February 23, 1998, the Company completed a private placement agreement selling shares of common shares. The shares were accepted for listing on the Vancouver Stock Exchange. The Company issued 3.8 million shares at a price of CDN $1.50, subject to a four month trading restriction, in exchange for proceeds of approximately CDN $5,700,000 (approximately US $4,007,000). In addition a warrant for every two new shares was issued to purchase one common share at a purchase price equal to CDN $1.75 per share during the first year and CDN $2.00 per share during the second year after which they expired. The proceeds have been used as follows:

         Finder's Fees                                 $   200,000
         Research and Development                       $2,457,000
         Marketing and Sales                           $   350,000
         General Administration                         $1,000,000
                                                        ----------
         Total                                          $4,007,000
                                                        ==========

         On February 26, 1999, the Company entered into a credit facility agreement with Epsom Investment Services NV ("Epsom"). Under the agreement, Epsom exercised its right to convert $1,400,000 into 2,978,723 common shares and a further $600,000 into 2,429,150 common shares, which were subject to a four-month trading restriction. Subsequently, Epsom entered into an additional credit facility agreement for up to $5,000,000 with a repayment date of March 3, 2001. This was since extended to March 5, 2003 for no additional consideration. During the financial year to February 28, 2001, Epsom exercised its right to convert $500,000 into 4,000,000 common shares.

         In February 2001, the Company entered into an agreement for the placement of 8% convertible debentures in the sum of $1,500,000. Interest will be payable quarterly. Investors may after two years convert the convertible debentures into common shares at the greater of 75% of the average closing price for the ten trading days prior to the conversion or the market price per share at the time of closing. The investors also received warrants to purchase 20,000 common shares for every US$100,000 invested exercisable for a two-year period at 125% of the closing average offer price for the previous ten trading days.

         The Company may redeem the convertible debentures in whole or part at any time up to two years or prior to a notice by an investor to convert. Investors are entitled to demand registration rights in respect of the common stock issuable upon conversion of the debentures or exercise of the warrants. If the registration statement has not been declared effective within 270 days after the date of conversion, the investors pay put the debentures to the Company at 110% of their original principal amount plus accrued and unpaid interest. If at any time after the effectiveness of the registration statement, the investors do not have the ability to freely trade the underlying common stock for 15 consecutive trading days, the investors similarly have a put at 115% of the original principal amount plus accrued and unpaid interest. A finder's fee of 5% and warrants to purchase 1,000 common shares per $100,000 invested was paid.

         In November 2001, the Company entered into an agreement for the placement of 8% convertible debentures in the sum of $2,500,000. Interest will be payable quarterly. Investors may after two years convert the convertible debentures into common shares at the greater of 75% of the average closing price for the ten trading days prior to the conversion or the market price per share at the time of closing. The investors also received warrants to purchase 20,000 common shares for every US$100,000 invested exercisable for a two-year period at 125% of the closing average offer price for the previous ten trading days.

         The Company may redeem the convertible debentures in whole or part at any time up to two years or prior to a notice by an investor to convert. Investors are entitled to demand registration rights in respect of the common stock issuable upon conversion of the debentures or exercise of the warrants. If the registration statement has not been declared effective within 270 days after the date of conversion, the investors pay put the debentures to the Company at 110% of their original principal amount plus accrued and unpaid interest. If at any time after the effectiveness of the registration statement, the investors do not have the ability to freely trade the underlying common stock for 15 consecutive trading days, the investors similarly have a put at 115% of the original principal amount plus accrued and unpaid interest. A finder's fee of 5% and warrants to purchase 1,000 common shares per $100,000 invested was paid.

         In February 2002, the Company entered into an agreement for the placement of 4,933,091 common shares, priced at CDN$ 0.55 with a twelve month warrant to purchase an additional common share for each share taken down at CDN$ 0.66, and $ 300,000 7.5% convertible debentures with interest payable on the usual quarter days. This debenture is convertible into common shares at the investors option after two years at the greater of 75% of the average closing price for the ten trading days prior to the conversion or CDN$ 0.55. Investors in the convertible debenture shall also receive 60,000 warrants for a two year period at 125% in the first year and 140% in the second year, of the closing average offer price for the previous ten trading days.

          The Company may redeem the convertible debentures in whole or part at any time up to two years or prior to a notice by an investor to convert. Investors are entitled to demand registration rights in respect of the common stock issuable upon conversion of the debentures or exercise of the warrants. If the registration statement has not been declared effective within 270 days after the date of conversion, the investors pay put the debentures to the Company at 110% of their original principal amount plus accrued and unpaid interest. If at any time after the effectiveness of the registration statement, the investors do not have the ability to freely trade the underlying common stock for 15 consecutive trading days, the investors similarly have a put at 115% of the original principal amount plus accrued and unpaid interest. A finder's fee of 5% and warrants to purchase 1,000 common shares per $100,000 invested was payable.

         During February 2003, the Company re-negotiated, by their retirement, 8% debentures with a value of $3,390,000 and (euro)663,000 against the issue of new 6% debentures of $297,000 to February 15, 2004, (euro)188,000 to February 15, 2004 and $3,805,000 to February 15, 2005. All other terms and conditions remain unchanged from the original debenture notes.

Revenue

         The Company has no large scale commercial PCC plants built and the Company has received no revenue in the years ended February 28, 2003, February 28, 2002 or February 28, 2001. Please see the Consolidated Statement of Income and Item 8, Selected Financial Data, and Item 9, Management's Discussion and Analysis of Financial Condition and Results of Operations, for more information.

Dependence on Customers and Suppliers

         The Company is not dependent upon a single or a few customers or suppliers for revenues for its operations.

Research and Development

         The Company expensed $719,000 in the fiscal year ended February 28, 2003, $696,000 in the fiscal year ended February 28, 2002 and $1,618,000 in the fiscal year ended February 28, 2001 on research and development. A break down of research and development expenses can be found in Note 15 to the Consolidated Financial Statements.

C.       Organizational Structure

         The following is an organizational chart of the Company.




                                          CalciTech Ltd.
                                        a Bermuda Company
                                             |
                                            100%
                                       CalciTech Synthetic Materials
                                            Ltd.,
                                        a Bermuda Company
                                             |
-----------------------------------------------------------------------------------------------------------|
100%                                                 100%                                                 100%
  |                                                   |                                                    |
CalciTech Group                                  Kemgas North                                        CalciTech
 Services SARL                                   American, Inc.                                      Holding Aps,
a French corporation                             a Delaware Corpoartion                              a Danish Corporation
                                                        |                                                  |
                                                       51%                                               100%
                                                        |                                                 |
                                                    CaliTech Odda A.S. a                              CalciTech Deutschland GMBH
                                                    Norwegian corporation                              a German corporation


------------------------------------------------------------------------------------------------------------

D.       Property, Plant and Equipment

         The Company holds a lease on its administrative service office facility in France, expiring in October 2010. After October 2010, the Company intends to continue to locate its principal facility in France, but will reassess its need for future expansion to meet its business plan.

         On July 8, 2002, the Company announced that it had successfully commissioned and fine-tuned its Synthetic Calcium Carbonate "SCC" small scale production plant at Leuna, Germany. This small plant has a maximum capacity of 800 tonnes per annum. A well equipped laboratory facility has also been installed adjacent to the plant.

         The Company currently has no full scale commercial plants in production. The Company owns an option to purchase land in Leuna, Germany, which the management believes is ideal for building a SCC manufacturing plant.

Item 5.  Operating and Financial Review and Prospects

         This discussion and analysis of the operating results and financial position of the Company for the three years ended February 28, 2003, February 28, 2002 and February 28 2001 should be read in conjunction with the Consolidated Financial Statements and the related notes thereto.

         In June 2003, the Company determined that it was required to restate the accounting for development activities and convertible debt to conform the accounting to GAAP.


General

              Since the signing of its first joint venture agreement with Odda, the Company has been very active in research and development to scale up the Company's pilot plant into a commercial plant. On July 8, 2002, the Company announced that it had successfully commissioned and fine-tuned its Synthetic Calcium Carbonate "SCC" small scale production plant at Leuna, Germany. The Company intends to form other joint ventures to produce SCC in other markets around the world. Agreements have been signed with German government agencies, securing raw materials for a plant in Germany. A memorandum of understanding was signed with Novaky to build a plant in Republic of Slovakia. The Company received a patent for the Bubbletube scaling up technology and is currently registering its proprietary SCC process patent extensively throughout the world.


A.       Operating Results

February 28, 2003 compared to February 28, 2002.

         Revenue. The Company had no revenue for the fiscal years ended February 28, 2003 or February 28, 2002.

         Expenses. Research and development costs expensed were increased from $696,000 to $719,000 and general and administration expenses increased from $939,000 to $1,004,000. Among specific items, salary costs increased by $92,000 due to the appointment of a project engineer in Germany, additional specialist engineering assistance and the appointment of our paper product development manager and business development director, and legal and professional fees decreased by $142,000.

     Net Loss. The net loss in fiscal year 2003 decreased to $2,188,000 from $2,518,000 in 2002.

February 28, 2002 compared to February 28, 2001.

         Revenue. The Company had no revenue for the fiscal years ended February 28, 2002 or February 28, 2001.

         Expenses. Research and development costs expensed were decreased from $1,618,000 to $696,000 and general and administration expenses increased from $543,000 to $939,000. Among specific items, consulting fees increased by $175,000, audit costs by $30,000 and legal and professional fees increased by $144,000. The increase in legal fees was largely due to the settlement of an outstanding dispute with a former customer.

         Net Loss. The net loss in fiscal year 2002 decreased to $2,518,000 from $2,533,000 in 2001. The decrease was mainly due to the reduction in research and development expenses.

         The Company's financial statements are in accordance with International Financial Reporting Standards. The application of accounting principles generally accepted in the U.S. would affect the determination of net loss and shareholders' deficiency. See Note 15 to the attached Consolidated Financial Statements.

Foreign Currency Exchange Rates

         A significant portion of the Company's business is conducted in currencies other than the United States dollar. As a result, the Company is subject to exposure from movements in foreign currency exchange rates. The Company does not currently engage in hedging transactions designed to manage currency fluctuation risks. See Notes to Consolidated Financial Statements -
Note 3.5. Foreign Currency Translation.

Inflation

         Historically, inflation has not affected the Company's business in the current locations where it does business and the Company does not expect that it will do in the future.

Interest Rate Sensitivity

         The Company is not currently subject to adverse movement in interest rates because the Company's credit facilities are fixed at an interest rate of 7.50% and Convertible Debentures at an interest rate of 7.5% and 6.0%. The credit facility agreement requires repayment on August 30, 2004. The Company may redeem the Convertible Debentures before February 15, 2005. The Company does not currently engage in hedging transactions designed to manage interest rate fluctuation risks.

B.       Liquidity and Capital Resources

         As of February 28, 2003, the Company had a working capital deficiency of $1,314,000, a decrease of $18,000 from the working capital deficiency of $1,332,000 on February 28, 2002. On February 28, 2002, the Company's working capital deficiency increased by $863,000 from a working capital deficiency of $469,000 on February 28, 2001.

         To develop and commercialize its SCC technology, management foresees its primary need for capital in the next 12 months ending February 28, 2004 will be approximately $5,000,000 for working capital and capital plant investments to carry out its strategic business plan. These requirements are expected to be met through a combination of the Epsom credit facility and a new equity financing.

         The Company is currently financed by a Loan Facility from Epsom of up to US $2,500,000 at an interest rate of 7.50%, of which amount the Company had drawn down $ 1,201,897 at February 28, 2003, with a repayment due date of August 30, 2004.

         In February 2001, the Company completed a placement of 8% convertible debentures in the sum of $1,500,000 with interest payable quarterly. Investors, after two years, may convert the loan into common shares at the greater of 75% of the average closing price for the ten trading days prior to the conversion or the market price per share at the time of closing. The investors received warrants to purchase 20,000 common shares for every $100,000 invested exercisable for a two year period at 125% of the closing average offer price for the previous ten trading days. The Company may redeem the warrants in whole or part at any time up to two years or prior to notice by the investor to convert. Investors are entitled to demand registration rights in respect of the common stock issuable upon conversion of the debentures or exercise of the warrants. If the registration statement has not been declared effective within 270 days after the date of conversion, the investors may put the debentures to the Company at

110% of their original principal amount plus accrued and unpaid interest. If at any time after the effectiveness of the registration statement, the investors do not have the ability to freely trade the underlying common stock for 15 consecutive trading days, the investors similarly have a put at 115% of the original principal amount plus accrued and unpaid interest. A finder's fee of 5% and warrants to purchase 1,000 common shares per $100,000 invested was paid. The issue of these convertible debentures was approved by the TSX Venture Exchange.

         In November 2001, the Company entered into an agreement for the placement of 8% convertible debentures in the sum of $2,500,000. Interest will be payable quarterly. Investors may after two years convert the convertible debentures into common shares at the greater of 75% of the average closing price for the ten trading days prior to the conversion or the market price per share at the time of closing. The investors also received warrants to purchase 20,000 common shares for every US$100,000 invested exercisable for a two-year period at 125% of the closing average offer price for the previous ten trading days.

         The Company may redeem the convertible debentures in whole or part at any time up to two years or prior to a notice by an investor to convert. Investors are entitled to demand registration rights in respect of the common stock issuable upon conversion of the debentures or exercise of the warrants. If the registration statement has not been declared effective within 270 days after the date of conversion, the investors pay put the debentures to the Company at 110% of their original principal amount plus accrued and unpaid interest. If at any time after the effectiveness of the registration statement, the investors do not have the ability to freely trade the underlying common stock for 15 consecutive trading days, the investors similarly have a put at 115% of the original principal amount plus accrued and unpaid interest. A finder's fee of 5% and warrants to purchase 1,000 common shares per $100,000 invested was paid.

         In February 2002, the Company entered into an agreement for the placement of 4,933,091 common shares, priced at CDN$ 0.55 with a twelve month warrant to purchase an additional common share for each share taken down at CDN$ 0.66, and $ 300,000 7.5% convertible debentures with interest payable on the usual quarter days. This debenture is convertible into common shares at the investors option after two years at the greater of 75% of the average closing price for the ten trading days prior to the conversion or CDN$ 0.55. Investors in the convertible debenture shall also receive 60,000 warrants for a two year period at 125% in the first year and 140% in the second year, of the closing average offer price for the previous ten trading days.

          The Company may redeem the convertible debentures in whole or part at any time up to two years or prior to a notice by an investor to convert. Investors are entitled to demand registration rights in respect of the common stock issuable upon conversion of the debentures or exercise of the warrants. If the registration statement has not been declared effective within 270 days after the date of conversion, the investors pay put the debentures to the Company at 110% of their original principal amount plus accrued and unpaid interest. If at any time after the effectiveness of the registration statement, the investors do not have the ability to freely trade the underlying common stock for 15 consecutive trading days, the investors similarly have a put at 115% of the original principal amount plus accrued and unpaid interest. A finder's fee of 5% and warrants to purchase 1,000 common shares per $100,000 invested is payable.

         During February 2003, the Company re-negotiated, by their retirement, 8% debentures with a value of $3,390,000 and (euro)663,000 against the issue of new 6% debentures of $297,000 to February 15, 2004, (euro)188,000 to February 15, 2004 and $3,805,000 to February 15, 2005. All other terms and conditions remain unchanged from the original debenture notes.

         Additional equity financing will be required to enable the Company to implement its business strategy of growth, which includes investment in joint ventures and acquisition of, and investment in, companies operating in the PCC industry. No assurances can be given that the Company will be able to raise cash from additional financing efforts. If the Company is unable to obtain sufficient funds from future financing or unable to complete its short-term financing, the Company may not be able to fully achieve its business objectives.

C.       Research and Development, Patents and Licenses, etc.

         The Company expensed $ 719,000 in the fiscal year ended February 28, 2003, $696,000 in the fiscal year ended February 28, 2002 and $1,618,000 in the fiscal year ended February 28, 2001 on research and development. The Company will continue to fund development related to step-up expenses to achieve production on a full commercial scale. A schedule of research and development expenses can be found in Note 15 to the Consolidated Financial Statements.

D.       Trend Information

         At the present time, the Company has not generated any revenue from producing SCC and has incurred substantial losses due to expenses associated with the Company's close of past Trylene Gas business and research and development expenses.

         On July 8, 2002, the Company announced that it had successfully commissioned and fine-tuned its PCC small scale production plant at Leuna, Germany. This small plant has a maximum capacity of 800 tonnes per annum. Confirmation and fine-tuning of the key operational parameters of this plant was a key step in demonstrating that the Company has the technical ability to scale up the technology from the pilot plant to a full scale commercial plant.

E.       Critical accounting policies

         The significant accounting policies that the Company believes are the most critical to aid in fully understanding and evaluating its reported financial results include the following:

Going concern

The financial statements have been prepared assuming the Company will continue as a going concern. Under the going concern assumption, an entity is ordinarily viewed as continuing in business for the foreseeable future with neither the intention nor the necessity of liquidation, ceasing trading or seeking protection from creditors pursuant to laws or regulations. In assessing whether the going concern assumption is appropriate, management takes into account all available information for the foreseeable future, in particular for the twelve months from the balance sheet date.

Assets and liabilities are recorded on the basis that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments to the carrying values of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

Research and Development

Research and development costs are expensed as incurred, except for development costs which are deferred as intangible assets when the Company can demonstrate all of the following:

o the technical feasibility of completing the intangible asset so that it will be available for use or sale;

o    its intention and ability to use or sell the intangible asset;

o the existence of a market for the output of the intangible asset or the intangible asset itself;

o    the   availability  of  adequate   technical   resources  to  complete  the
     development;

o the availability of adequate financial and other resources to complete the development and to use or sell the intangible asset, subject to the ability of the Company to continue as a going concern, as described in Note 3.1;

o its ability to measure the expenditure attributable to the intangible asset during its development reliably.

Judgement is exercised in determining technological feasibility and future profitability, the capitalisation of such costs being reviewed on a quarterly basis. Management has determined that its development activities do not meet the aforementioned criteria for deferral.

F.       U.S. GAAP Reconciliation

         The Company prepares consolidated financial statements in accordance with IFRS, which differ in several respects from U.S. GAAP. As a result, net income and shareholders' equity are different under U.S. GAAP and under IFRS.

         The following table sets forth net income under IFRS and under U.S. GAAP for the periods indicated.

                                                             2003             2002           2001       Cumulative total
                                                                                                        since inception
                                                                            restated       restated         restated

Net loss in accordance with IAS, restated              $        (2,188)$        (2,518)$       (2,533)$          (35,808)
Interest on convertible debentures                                (288)           (275)           (52)              (615)
Beneficial conversion feature on credit facility                  (590)           (543)          (240)            (2,602)
Share options accounting                                            47            (123)             -               (167)

                                                         --------------   -------------   ------------  -----------------
Net loss in accordance with US GAAP                    $        (3,019)$        (3,459)$       (2,825)$          (39,192)

Basic net loss per share under US GAAP                 $        (0.061)$        (0.079)$       (0.071)$
Diluted net loss per share under US GAAP               $        (0.061)$        (0.079)$       (0.071)$

         The following table sets forth shareholders' equity under IFRS and U.S. GAAP as of the dates indicated.

                                                                                   2003              2002

Shareholders' deficiency in accordance with IFRS, restated            $          (2,574)$          (3,600)
Convertible debentures                                                           (4,182)           (3,633)

                                                                         ---------------   ---------------
Shareholders' deficiency in accordance with US GAAP                   $          (6,756)$          (7,233)


Under US GAAP, the beneficial conversion feature embedded in the credit facility should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital.

Under US GAAP, convertible debentures should not be included within shareholders' deficiency. Accordingly, finders fee relating to the convertible debentures would be charged to income under US GAAP.

The Company's share option plan is treated as a compensatory plan under US GAAP. For the purpose of this reconciliation, the Company has adopted Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB
25) and related interpretations in accounting for its share options which were granted to employees and non-employee directors elected by shareholders.

Under APB 25, compensation expense is recognized when exercise prices are below the fair market value of the underlying shares. The repricing of options on December 8, 1999 required the Company to follow variable plan accounting, under which compensation cost is remeasured each period. Due to the rise in market value, a compensation expense of $214 was recorded for the first time in the financial year ended February 28, 2002. This was partly reversed in the financial year ended February 28, 2003, due to the fall in market value and reduction in the number of outstanding options (see Note 8.3).
         For a further discussion of the differences between IFRS and U.S. GAAP, especially as they relate to disclosures, see Note 15 to the audited consolidated financial statements.


Item 6.  Directors, Senior Management and Employees

A.       Directors, Senior Management

                  The following is a list of the Company's directors and officers and a brief description of their business experience. There are no family relationships between any officers and directors.


               Name              Age            Positions Held                         Period
               ----              ---            --------------                         ------

         Roger A. Leopard        61                Director                      June 2001-Present

                                         President and Chief Executive        February 2000 - Present
                                                    Officer

       Dr. Howard Browning       59                Director                September 1999 - February 2003

         H.J. M. Tompkins        61                Director                     June 1994 - Present

          John M. Smith          68                Director                    August 1993 - Present

       Roger A. Leopard is a Chartered Accountant, initially with Deloittes until leaving the profession in 1966 to join The Great Universal Stores as Assistant Treasurer. He played a key role in the development of the corporation's financial services division. In 1976, Mr. Leopard was appointed Vice President of Finance of the CIG Group, a computer leasing and related product marketing and service operation with diversified European operations. He was subsequently appointed Chairman of the Board and Chief Executive of CIG Group's, U.S. listed, parent company. During this period, he specialized in innovative methods of financing a wide range of businesses. Currently, Mr. Leopard is involved in early stage company development and finance. This involved the arranging of funding for many commercial organizations in North America, Western Europe, Russia and the CIG Group. Mr. Leopard is currently the President, Chief Executive Officer and Director of the Company.

       Dr. Howard Browning, M.A., D.Phil obtained his M.A. and D.Phil in Organic Chemistry at Oxford University and an IEP at Insead. He spent 27 years, from 1969 to 1996, with ICI/Zeneca, initially in research at ICI Plastics in the UK, then subsequently as General Manager of ICI Resins and Petrochemicals, operating both in Europe and the Far East. Later, as General Manager of ICI Bioproducts and Planning, he created the Zeneca Lifescience Molecules business. Since 1996, he has been Chairman of the Tullis Russell Group, the paper-making and converting group, in the UK. Dr. Browning comes with a wealth of experience of business in the areas the Company is embarking on, such as paints, resins, and more recently, the paper industry.

       Henry J. M. Tompkins is a private consultant, providing consulting services and arranging debt and equity capital in Europe and the United States for emerging growth companies. In addition to his work with development stage companies, Mr. Tompkins has a strong real-estate background having served as a senior partner in international real estate development firms with operations in the United States, France, Germany, Spain and the Middle East from 1974 through 1993. He has also held positions in the United Kingdom with investment banking firms and with Booz-Allen Hamilton, an international management-consulting firm. Mr. Tompkins has a Masters Degree from Cambridge University and a Masters Degree in Business Administration from Insead.

       John M. Smith MBE earned his Bachelor of Arts degree with honors from the University of Hull, England. Mr. Smith has enjoyed a distinguished career in international banking; first with Barclays Bank from 1959 through 1971 in various postings worldwide, and subsequently as Assistant Manager, Barclays Geneva which position he held until 1979. In 1979, Mr. Smith became a partner in a Geneva based fiduciary company. In 1989, he was appointed General Manager and subsequently, Managing Director of Rathbone Trust Company S.A., a wholly owned subsidiary of Rathbone Brothers PLC, an established private banking and trust company quoted on the London Stock Exchange. Mr. Smith is currently retired, but remains a non-executive director of Rathbone Trust Company S.A. In 1995, Mr. Smith was awarded an MBE for voluntary services to the British Community in Switzerland.

B.       Compensation

         During the Company's fiscal year ended February 28, 2003, the Company paid an aggregate of $3,062 in compensation to its directors and officers as a group for services in all capacities. The Company did not make any payments for pension or retirement plans for officers and directors.

Directors' Compensation

       Directors who are not employees of the Company are compensated by stock options and $1,000 for each board meeting attended, in addition to travel expenses. During fiscal year 2003, non-employee Directors were not granted stock options. Directors, who are also officers of the Company, do not receive additional compensation for serving as Directors.

Executive Compensation

     The following table sets forth the aggregate cash compensation paid for the past fiscal year for services of Mr. Leopard.


                           SUMMARY COMPENSATION TABLE

                                                                          Long Term Compensation

                                Annual Compensation                 Awards                      Payouts
                         ------ -------------------------    ---------------------     -------------------------

                                                              Restricted  Securities   LTIP       All Other
Name and               Fiscal       Cash     Other Annual     Stock       Underlying   Payouts    Compensation
Principal Position     Year                  Compensation     Award(s)    Options (#)  ($)        ($)
                       Compensation          ($)

                       ($)
---------------------- --------------------- ---------------- ----------- ------------ ---------- --------------
Roger A. Leopard       2003         24,814           Nil       0            0               0            0
C.E.O. & President



C.       Board Practices

     The Directors of the Company serve a one-year term and are elected at the Annual General Meeting of Shareholders. At the Annual General Meeting of Shareholders, held on September 13, 2002, the shareholders reelected Dr. Howard Browning and Messrs. H.J. M. Tompkins, John M. Smith and Roger A. Leopard as Directors. The officers of the Company are elected by the Board to serve at the pleasure of the Board. The Company has no contracts with any of its Directors that provide for payments upon termination.

         During the 2003 fiscal year, Messrs. Browning and Smith comprised the Audit Committee and Messrs. Tompkins and Browning comprised the Compensation Committee. The primary functions of the Audit Committee are to review the scope and result of the audit performed by the Company's independent accountants, the Company's internal accounting controls, non-audit services performed by the independent accountants and the cost of accounting services. The Compensation Committee reviews all compensation proposed for senior management and Board members.

D.       Employees

         The Company's subsidiary, CalciTech Group Services SARL, has six full-time employees and no part-time employees located in France. The Company has one officer located in France. CalciTech Deutschland GmbH, has three full-time employees and no part-time employees located in Germany. The Company and its other subsidiaries do not have employees.

E.       Share Ownership

         The following table sets forth the share ownership of the Officers and Directors of the Company as of August 31, 2003.

                                                                 Number of
                     Name of Beneficial Owner                      Shares               Percent
                     -----------------------                       ------               -------

                         Roger A. Leopard                            -                     -


                        Dr. Howard Browning                          -                     -

                         H.J. M. Tompkins                         250,000                0.46

                           John M. Smith                          451,250                0.84


Outstanding Options

             Name                Shares Underlying      Exercise Price      Purchase Price,        Expiration Date
                                       Options                                   if any
             ----                -----------------       -------------       --------------        ----------------

       Roger A. Leopard                   -                    -                   -                      -

     Dr. Howard Browning               250,000             CAD 0.30                -           December 1, 2004

       H.J. M. Tompkins
                                       250,000             CAD 0.30                -           November 30, 2005
        John M. Smith                     -                    -                   -                      -


Stock Option Plan/Equity Incentive Plans

         The Company's stock option plan is available for directors, officers and employees and complies with recommendations of the TSX Venture Exchange listing authority. Options may be granted with the approval of the Board of Directors and are subject to the approval of the listing authority. All options must be exercised within 30-days of the optionee leaving the Company, otherwise they lapse. Shareholders approved the plan and approve the directors' authority to grant a certain number of options in their general meeting.

Item 7.  Major Shareholders and Related Party Transactions

A.       Major Shareholders

                  Past development expenditures were and are currently funded through a Credit Facility Agreement with Epsom Investment Services N.V. ("Epsom"), whose clients hold less than 25% of the equity of the Company. Epsom has no control over these shares as they are held by Clients in their own right. Subject to the foregoing, the Company is not directly or indirectly owned or controlled by any other corporation or by any foreign government. Further, the Company does not know of any arrangement, which may by its operation result in a change in control of the Company at some subsequent date. The Company does not know of any shareholder who beneficially owns five percent (5%) or more of the outstanding shares of each class of the Company's voting securities.

B.       Related Party Transactions

         Fees amounting to $180,000 were paid to the financial advisers at EuroHelvetia TrustCo S.A. of which R.A. Leopard is a director. These fees covered services provided for financial advising, accounting, filing and other related financial management and administration assistance. Fees amounting to $ 24,814 were paid to R.A. Leopard for advice on development and industrial strategy matters. The fees and services were approved by the independent directors.

C.       Interest of Experts and Counsel.

         Not Applicable.

Item 8.  Financial Statements

A.       Consolidated Statements and Other Financial Information

         The following financial statements of the Company are attached to this Annual Report:

o    Auditors' Report.

o Consolidated Balance Sheet for years ended February 28, 2003 and February 28, 2002.

o Consolidated Statement of Operations for the years ended February 28, 2003, February 28, 2002 and February 28, 2001.

o Consolidated Statement of Shareholders Deficiency for the years ended February 28, 2003, February 28, 2002 and February 28, 2001.

o Consolidated Statement of cash flows for the years ended February 28, 2003, February 28, 2002 and February 28, 2001.

o    Notes to Consolidated Financial Statements.

Dividend Policy

         The Company has never paid any dividends and does not intend to in the near future.

B.       Significant Changes

         None.

Item 9.  The Offering and Listing

A4.      Price History of Stock

         The Company's common shares are listed in Canada on the TSX Venture Exchange ("TSX"), under the symbol CLK and in the United States on the National Association of Securities Dealers OTC Bulletin Board ("OTC Bulletin Board"), under the symbol CLKTF. On May 15, 2002, the Company's shares were approved to trade on the Third Segment of the Frankfurt Stock Exchange in Germany, under the symbol XCH.

         As of February 28, 2003, there were 1,230 record holders of common shares in the United States representing approximately 58% of the total shareholders as reported to be held in the records of Computershare Trust Company, the Registrar and Transfer Agent for the Common Shares.

         The high and low prices expressed in Canadian dollars on the TSX for the Company's common shares and the high and low prices expressed in United States dollars quoted on the OTC Bulletin Board for the last six months, each quarter for the last two fiscal years and annually for the last five years are as follows:

                                                    TSX Venture Exchange
                                                    (Canadian Dollars)               OTC Bulletin Board
                                                                                  (United States Dollars)


Period
------                                                  High          Low           High            Low
                                                        ----          ---           ----            ---
August 2003                                            $ 0.32        $ 0.27        $ 0.26         $ 0.21
July 2003                                              $ 0.36        $ 0.33        $ 0.30         $ 0.25
June 2003                                              $ 0.37        $ 0.33        $ 0.30         $ 0.23
May 2003                                               $ 0.41        $ 0.33        $ 0.28         $ 0.22
April 2003                                             $ 0.49        $ 0.37        $ 0.32         $ 0.22
March 2003                                             $ 0.44        $ 0.34        $ 0.29         $ 0.24


2002-2003                                               High          Low           High            Low
---------                                               ----          ---           ----            ---
Fourth Quarter ended February 28, 2003                 $0.57         $0.39          $0.32          $0.25

Third Quarter ended November 30, 2002                  $0.55         $0.44          $0.29          $0.27

Second Quarter ended August 31, 2002                   $0.65         $0.50          $0.41          $0.27

First Quarter ended May 31, 2002                       $0.73         $0.60          $0.41          $0.30



2001-2002                                               High          Low           High            Low
---------                                               ----          ---           ----            ---
Fourth Quarter ended February 28, 2002                 $0.65         $0.37          $0.45          $0.22

Third Quarter ended November 30, 2001                  $0.45         $0.32          $0.29          $0.22

Second Quarter ended August 31, 2001                   $0.48         $0.24          $0.38          $0.16

First Quarter ended May 31, 2001                       $0.38         $0.21          $0.24          $0.12





                                                        High          Low           High            Low
                                                        ----          ---           ----            ---
2002 - 2003 Annual                                     $ 0.73        $ 0.39        $ 0.41         $ 0.25
2001 - 2002 Annual                                     $ 0.65        $ 0.21        $ 0.45         $ 0.12
2000 - 2001 Annual                                     $ 0.50        $ 0.18         $0.33          $0.12
1999 - 2000 Annual                                     $ 1.30        $ 0.14        $ 0.89         $ 0.12
1998 - 1999 Annual                                     $ 1.59        $ 0.45        $ 1.12         $ 0.37

B.       Plan of Distribution

         Not Applicable.

C.       Markets

         The Company's Common Shares are listed in Canada on TSX under the symbol CLK and in the United States on the OTC Bulletin Board under the symbol CLKTF. With effect from May 15, 2002, the Company's Common Shares have been listed in Germany on the Third Segment of the Frankfurt Stock Exchange under the symbol XCH.

D.       Selling Shareholders

         Not Applicable.

E.       Dilution

         Not Applicable.

F.       Expenses of the Issue.

         Not Applicable.

Item 10.  Additional Information

A.       Share Capital

         Not Applicable.

B.       Memorandum and Articles of Association

         The Company was incorporated on November 9, 1978 in from British Colombia, Canada. On February 13, 1995, the Company filed a memorandum of continuance to reincorporate from British Colombia, Canada to Bermuda. On September 11, 2000, the Company amended its Articles to change its name to CalciTech Ltd.

Common Shares

         The Company is authorized to issue 120,000,000 common shares, par value $0.001. All issued and outstanding common shares are fully paid and non-assessable. Each holder of record of common shares is entitled to one vote for each common share so held on all matters requiring a vote of shareholders, including the election of directors. Shareholders are not entitled to cumulative voting for directors. The holders of common shares will be entitled to dividends on a pro-rata basis, if and when declared by the Board of Directors. There are no preferences, conversion rights, preemptive rights, subscription rights, or restrictions on transfers attached to the common shares. In the event of liquidation, dissolution or winding up of the Company, the shareholders are entitled to participate in the distribution of assets of the Company available after satisfaction of the claims of creditors. Powers and Duties of Directors

         The Directors shall manage or supervise the management of the affairs and business of the Company and shall have authority to exercise all such powers of the Company as are not, by the Company Act, Articles or Bye-laws, required to be exercised by the shareholders in a general meeting or prohibited by law.

         Directors serve for one year, until the next annual meeting of shareholders. In general, a Director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company whereby a duty or interest might be created to conflict with his duty or interest as a director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director. Such a Director shall not vote in respect of any such contract or transaction with the Company if the Chairman disqualifies him. If he votes, his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such a vote is taken. The shareholders at the general meeting shall determine the remuneration of the Directors. However, notwithstanding the foregoing, Directors shall be paid all expenses incurred in attending meetings or conducting business on behalf of the Company.

         The Directors may from time to time on behalf of the Company; (a) borrow money in such manner and amount from such sources and upon such terms and conditions as they think fit; (b) issue bonds, debentures and other debt obligations; or (c) mortgage, charge or give other security on the whole or any part of the property and assets of the Company.

         The Directors of the Company are not required to be residents of Bermuda. There is no age limitation or minimum share ownership for the Company's Directors.

Shareholders

         An Annual General Meeting of Shareholders shall be held once in every year at such time and place as may be determined by the Directors. Notice of the meeting must be given not less than twenty-one nor more than fifty days. A quorum at an Annual General Meeting and Special Meeting shall be two shareholders. There is no limitation imposed by the laws of Bermuda or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote common shares.

         In accordance with Bye-laws, Directors shall be elected by an "ordinary resolution" which means (a) a resolution passed by the shareholders of the Company in a General Meeting by a simple majority of the votes cast in person or by proxy, or (b) a resolution that has been submitted to the shareholders of the Company who would have been entitled to vote on it in person or by proxy at a general meeting of the Company and that has been consented to in writing by all shareholders of the Company entitled to vote on it.

         The Bermuda law and Company's Articles and Bye-laws contain no provisions that would prevent or delay a change in control of the Company.


C.       Material Contracts

         Addendum to the Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated February 27, 1998. This is a convertible note for up to $5 million at an annual interest rate of 7.75%. The repayment date of March 5, 2003 was re-negotiated during February 2003 whereby the limit of the facility was reduced to $2,500,000 at an annual interest rate of 7.5%. Repayment of the facility was extended to August 30, 2004. The note can be converted in part or in whole into common shares of the Company at a conversion price equal to 80% of the trading price per common share on the date the note was made or additional advances made. This note is secured by the assets of the Company. No additional consideration was paid for the extension.

D.       Exchange Controls

                  Control over foreign currency has existed in Bermuda since 1940 and is now governed by the Exchange Control Act of 1972 (the "Exchange Control Act") and regulations promulgated thereunder and is administered by the Bermuda Monetary Authority (Foreign Exchange Control). The Exchange Control Act regulates foreign currency transactions between a resident of Bermuda and a non-resident of Bermuda. However, exempted companies, like the Company, are designated as "non-resident" for purposes of the Exchange Control Act, and as such, are entitled to maintain foreign currency bank accounts and to freely convert the balances in such accounts into currencies of other countries. Because exempted companies are designated as "non-resident" under the Exchange Control Act, consent from Foreign Exchange Control is required prior to incorporation. Prior consent of Foreign Exchange Control is also required to issue or transfer any share, debenture or other security of an exempted Company. General permission may be given to issue or transfer shares or other securities, in connection with a public issue, which are to be freely transferable. The Company received Bermuda's permission to transfer its shares, which may be traded on the TSX and the OTC Bulletin Board. Additionally, on May 15, 2002, the Company's shares were approved to trade on the Third Segment of the Frankfurt Stock Exchange in Germany, under the symbol XCH.


E. Taxation.

         There are no income, profits, capital gains, sale of goods, death or inheritance taxes in Bermuda. Exempted companies, such as the Company, pay annual fees to the Bermuda government, which are determined by the amount of its share capital. Although the United States and the United Kingdom of Great Britain and Northern Ireland (on behalf of Bermuda) signed a mutual assistance and insurance tax agreement on July 11, 1986, the agreement does not provide for the withholding of taxes on the distribution of dividends to United States taxpayers. While the convention provides for the sharing of information, it primarily deals with the taxation of insurance premiums paid by United States residents to insurance companies domiciled in Bermuda.

Certain United States Federal Income Tax Considerations

         The following is a summary of United States federal income tax considerations material to a holder of Common Shares who is a United States citizen or resident or a United States domestic corporation who owns the Common Shares as a capital asset ("United States Investor"). The summary is of a general nature only and is not exhaustive of all possible income tax consequences applicable to United States Investors and does not address the tax consequences of United States Investors subject to special provisions of federal income tax law such as tax exempt organizations, trusts and significant shareholders. Prospective investors are advised to consult their own tax advisors with respect to their particular circumstances and with respect to the effects of state, local or foreign tax laws to which they may be subject.

         This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, court decisions and current administrative rulings and pronouncements of the United States Internal Revenue Service ("IRS") that are currently applicable, all of which are subject to change, possibly with retroactive effect. There can be no assurance that future changes in applicable law or administrative and judicial interpretations thereof will not adversely affect the tax consequences discussed herein. Potential investors are advised to consult their own tax advisors regarding the tax consequences of acquiring, holding or disposing of the Common Shares in light of their particular circumstances.

         Basis. A United States Investor will have a basis in the Common Shares equal to his or her purchase price for United States federal tax purposes.

         Dividends. Cash dividends paid out of the Company's current and accumulated earnings and profits to a holder of Common Shares who is a United States Investor will be taxed as ordinary income for United States federal income tax purposes. Cash distributions in excess of the current and accumulated earnings and profits of the Company will first be treated, for United States federal income tax purposes, as a nontaxable return on capital to the extent of the United States Investor's basis in the Common Shares and then as gain from the sale or exchange of a capital asset.

         Such dividends generally will also be subject to foreign withholding tax. The deduction for dividends received which is usually available to corporate shareholders is generally not available for dividends paid from a foreign corporation such as the Company. Pursuant to Sections 164 and 901 of the Code, a United States Investor may generally elect, for U.S. federal income tax purposes, to claim either a deduction from gross income for foreign withholding taxes or a credit against its United States federal income taxes with respect to such foreign taxes. The choice of taking a deduction or claiming a credit is up to the taxpayer.

         In general, a United States Investor, other than a shareholder owning 10% or more of the voting power of the Company, will be entitled to claim a foreign tax credit only for taxes, if any, imposed on dividends paid to such United States Investor (such as withholding taxes) and not for taxes, if any, imposed on the Company or on any entity in which the Company has made an investment. The amount of the foreign tax credit that may be claimed is limited to that proportion of the tax against which the credit is taken that the holder's taxable income from non-United States sources bears to the holder's entire taxable income for that taxable year. The foreign tax credit limitation is applied separately to different categories of income. Generally, for purposes of applying such foreign tax credit limitations, dividends are included in the passive income category.

         Dispositions of Common Shares. Subject to the discussion below of the consequences of the Company being treated as a Passive Foreign Investment Company or a Foreign Investment Company, gain or loss realized by a United States Investor (other than a 10-percent shareholder of the Company) on the sale or other disposition of Common Shares will be subject to United States federal income tax as capital gain or loss in an amount equal to the difference between such United States Investor's basis in the Common Shares and the amount realized on the disposition. In general, such capital gain or loss will be long-term capital gain or loss if the United States Investor has held the Common Shares for more than one year at the time of the sale or exchange. In general, gain from a sale, exchange or other disposition of the Common Shares by a United States Investor will be treated as U.S. source income.

Special United States Federal Income Tax Considerations

         Passive Foreign Investment Company. The Company has not been a passive foreign investment company ("PFIC") for United States federal income tax purposes for prior taxable years and management believes that it will not be treated as a PFIC for the current and future taxable years, but this conclusion is a factual determination made annually and thus subject to change. The Company will be a PFIC with respect to a United States Investor if, for any taxable year in which such United States Investor held the Company's shares, either (i) at least 75% of the gross income of the Company for the taxable year is passive income, or (ii) at least 50% of the Company's assets are attributable to assets that produce or are held for the production of passive income. In each case, the Company must take into account a pro rata share of the income and the assets of any company in which the Company owns, directly or indirectly, 25% or more of the stock by value (the "look-through" rules). Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets that produce passive income. Because the Company is not publicly traded as defined under the statute and regulations governing PFICs, and is not a controlled foreign corporation ("CFC"), the Company would apply the 50% asset test based on fair market values unless the Company elects to use the adjusted tax bases of its assets.

         If the Company were to be treated as a PFIC, then, unless a United States Investor who owns shares in the Company elects (a section 1295 election) to have the Company treated as a "qualified electing fund" (a "QEF") (described below), the following rules apply:

         1. Distributions made by the Company during a taxable year to a United States Investor who owns shares in the Company that are an "excess distribution" (defined generally as the excess of the amount received with respect to the shares in any taxable year over 125% of the average received in the shorter of either the three previous years or such United States Investor's holding period before the taxable year) must be allocated ratably to each day of such shareholder's holding period. The amount allocated to the current taxable year and to years when the corporation was not a PFIC must be included as ordinary income in the shareholder's gross income for the year of distribution. The remainder is not included in gross income but the shareholder must pay a deferred tax on that portion. The deferred tax amount, in general, is the amount of tax that would have been owed if the allocated amount had been included in income in the earlier year, plus interest. The interest charge is at the rate applicable to deficiencies in income taxes.

         2. The entire amount of any gain realized upon the sale or other disposition of the shares will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition, will be subject to the interest charge described above.

         A shareholder that makes a section 1295 election will be currently taxable on his or her pro rata share of the Company' s ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively) for each taxable year of the Company, regardless of whether or not distributions were received. The shareholder's basis in his or her shares will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the shares and will not be taxed again as a distribution to the shareholder.

         A shareholder may make a section 1295 election with respect to a PFIC for any taxable year of the shareholder (shareholder's election year). A section 1295 election is effective for the shareholder's election year and all subsequent taxable years of the shareholder. Procedures exist for both retroactive elections and protective statements. Once a section 1295 election is made it remains in effect, although not applicable, during those years that the Company is not a PFIC. Once a shareholder makes a section 1295 election, the shareholder may revoke the election only with the consent of the Commissioner.

         Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC or inclusions under a QEF.

         Controlled Foreign Corporations. Sections 951 through 964 and Section 1248 of the Code relate to controlled foreign corporations ("CFCs"). A foreign corporation that qualifies as a CFC will not be treated as a PFIC with respect to a shareholder during the portion of the shareholder's holding period after December 31, 1997, during which the shareholder is a 10% United States shareholder and the corporation is a CFC. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to shareholders that are less than 10% United States shareholders.

         The 10% United States shareholders of a CFC are subject to current U.S. tax on their pro rata shares of certain income of the CFC and their pro rata shares of the CFC's earnings invested in certain U.S. property. The effect is that the CFC provisions may impute some portion of such a corporation's undistributed income to certain shareholders on a current basis and convert into dividend income some portion of gains on dispositions of stock which would otherwise qualify for capital gains treatment.

         The Company does not believe that it will be a CFC. Even if the Company were classified as a CFC in a future year, however, the CFC rules referred to above would apply only with respect to 10% shareholders.

         Personal Holding Company/Foreign Personal Holding Company/Foreign Investment Company. A corporation will be classified as a personal holding company (a "PHC") if at any time during the last half of a tax year (i) five or fewer individuals (without regard to their citizenship or residence) directly or indirectly or by attribution own more than 50% in value of the corporation's stock and (ii) at least 60% of its ordinary gross income, as specially adjusted, consists of personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). A PHC is subject to a United States federal income tax of 39.6% on its undistributed personal holding company income (generally limited, in the case of a foreign corporation, to United States source income).

         A corporation will be classified as a foreign personal holding company (an "FPHC") and not a PHC if at any time during a tax year (i) five or fewer individual United States citizens or residents directly or indirectly or by attribution own more than 50% of the total combined voting power or value of the corporation's stock and (ii) at least 60% of its gross income consists of foreign personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). Each United States shareholder in a FPHC is required to include in gross income, as a dividend, an allocable share of the FPHC's undistributed foreign personal holding company income (generally the taxable income of the FPHC, as specially adjusted).

         A corporation will be classified as a foreign investment company (an "FIC") if for any taxable year it (i) is registered under the Investment Company Act of 1940, as amended, as a management company or share investment trust or is engaged primarily in the business of investing or trading in securities or commodities (or any interest therein) and (ii) 50% or more of the value or the total combined voting power of all the corporation's stock is owned directly or indirectly (including stock owned through the application of attribution rules) by United States persons. In general, unless an FIC elects to distribute 90% or more of its taxable income (determined under United States tax principles as specially adjusted) to its shareholders, gain on the sale or exchange of FIC stock is treated as ordinary income (rather than capital gain) to the extent of such shareholder's ratable share of the corporation's earnings and profits for the period during which such stock was held.

         The Company's management believes that it is not and will not be a PHC, FPHC or FIC. However, no assurance can be given as to the Company's future status.

         U.S. Information Reporting and Backup Withholding. Dividends are generally subject to the information reporting requirements of the Code. Dividends may be subject to backup withholding at the rate of 31% unless the holder provides a taxpayer identification number on a properly completed Form W-9 or otherwise establishes an exemption.

         The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the United States Investor's federal income tax liability.

         Filing of Information Returns. Under a number of circumstances, a United States Investor acquiring shares of the Company may be required to file an information return. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

F.       Expenses of the Issue.

         Not Applicable.

G.       Dividends and Paying Agents.

         Not Applicable.

H.       Documents on Display.

         The Company files annual reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Commission's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at its regional offices located at Northwest Atrium Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the Public Reference Rooms.

         The Company's common shares is listed on the OTC Bulletin Board and similar information can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. Copies of the Company's material contracts are kept in the Company's administrative headquarters.

I.       Subsidiary Information.

         Not Applicable.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

         The Company has no significant market sensitive instruments other than foreign currency transactions discussed in Item 5.A.

Item 12.  Description of Securities Other than Equity Securities

         Not Applicable

Item 13.  Defaults, Dividend Arrearages and Delinquencies

         None.


                                     Part II

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

         None.

Item 15.  [Reserved]

Item 16  [Reserved]

                                    Part III

Item 17.  Financial Statements

Reference is made to Item 19 (a) for a list of all d financial statements filed as part of this Annual Report.

Item 18.  Financial Statements

         Not Applicable

Item 19.  Exhibits

         (a)      Financial Statements:

                    (1) Consolidated Balance Sheets, February 28, 2003 and February 28, 2002.

                    (2) Consolidated Statement of Income, February 28, 2003, February 28, 2002 and February 28, 2001.

                    (3) Consolidated Statement of Shareholders' Equity February 28, 2003, February 28, 2002, and February 28, 2001.

                    (4) Consolidated Statement of Cash Flows, February 28, 2003, February 28 2002, and February 28, 2001.

                    (5)  Notes to Consolidated Financial Statements.

         (b) Exhibits:

                    (1)  Articles of Kemgas Ltd. (*)

                    (2)  Altered Memorandum of Kemgas. (*)

                    (3) Escrow Agreement - Property between Kemgas, Guaranty Trust Company of Canada and Kemgas Alberta Ltd. dated December 16, 1987. (*)

                    (4) Escrow Agreement between Kemgas, Guaranty Trust Company and Kemgas Alberta Ltd. dated December 16, 1987. (*)

                    (5) License Agreement between Kemgas, Kemgas Holdings Inc., and Kemgas Alberta Ltd. dated November 3, 1988. (*)

                    (6)  Technology   Licensing  Agreement  between  Kemgas  and
                         Kemgas Overseas N.V. dated June 12, 1989. (*)

                    (7) Share Purchase Option Agreement between Kemgas and Kemgas Overseas N.V. dated June 12, 1989. (*)

                    (8)  Stock  Purchase   Agreement   between   Kemgas,   Epsom
                         Investment Services, N.V. and Kemgas Overseas N.V. (*)

                    (9)  Distribution   Agreement   between  Kemgas  and  Kemgas
                         Overseas N.V. dated June 12, 1989. (*)

                    (10) License  Agreement between Kemgas and the University of
                         Utah Research Foundation dated January 17, 1990. (*)

                    (11) Agreement between Kemgas (formerly  Rexplore  Resources
                         International Limited), Kemgas Alberta Ltd., Grand Cru Investments Ltd., Geosearch Resource Management Ltd., William Fraresso, Holmes Greenslade and Kurt Swinton dated June 15, 1987. (*)

                    (12) Option Agreement  between Kemgas and Adrien Goetz dated
                         February 28, 1992. (*)

                    (13) Option  Agreement  between  Kemgas and Michael  Laidlaw dated June 19, 1991. (*)

                    (14) Option  Agreement  between  Kemgas and  Richard  Hethey dated  January 12, 1990 and amended  September 6, 1990.
                         (*)

                    (15) Settlement Agreement among Kemgas Sydney, John Galanis,
                         Industries Research Corporation, Kemgas Holdings and Kemgas Alberta Ltd. dated November 5, 1993. (**)

                    (16) Preliminary  Joint Venture and  Distribution  Agreement
                         among Kemgas Sydney, Taiyuan Calcium Carbide Factory and Can-Chi Ventures Ltd. dated May 23, 1993. (**)

                    (17) Memorandum of Agreement (Loan Agreement) dated June 15,
                         1993 between Kemgas Sydney Inc. and Kemgas Overseas N.V. (**)

                    (18) Option  Agreement  between  Kemgas and  Leonard  Houzer dated August 10, 1993. (**)

                    (19) Option Agreement  between Kemgas and John Michael Smith dated August 10, 1993. (**)

                    (20) Option  Agreement  between  Kemgas and Isaac Moss dated
                         April 22, 1994. (***)

                    (21) Altered  Memorandum  of Kemgas,  dated  July 29,  1994.
                         (****)

                    (22) Certificate of  Continuance to Bermuda,  dated February
                         13, 1995. (****)

                    (23) Bye-Laws of Kemgas, as adopted June 1995. (****)

                    (24) Amending Agreement between Kemgas,  Kemgas Corporation,
                         Inc.,  Epsom  Investments   Services  N.V.  and  Kemgas
                         Overseas, N.V. dated August 2, 1993. (****)

                    (25) Memorandum of  Understanding  between Kemgas  Licensing and Buse Anlagenbau GmbH dated March 28, 1994. (****)

                    (26) Acquisition  Agreement for Anlagen- und Geraetbau GmbH,
                         dated April, 1995. (****)

                    (27) Stock  Purchase   Agreement   between  Kemgas,   Kemgas
                         Corporation, Inc., and Epsom Investment Services N.V. dated June 17, 1995. (****)

                    (28) Technology Licensing Agreement between Kemgas Licensing
                         Ltd.  and  Zaklady  Chemiczne   "Oswiecim"  S.A.  dated
                         September 18, 1995. (****)

                    (29) Assignment  Agreement  and License  between  Kemgas and
                         James W. Bunger and Associates dated March 17, 1996. (****)

                    (30) Professional  Services  Agreement  between  Kemgas  and
                         James W. Bunger and Associates dated March 17, 1996. (****)

                    (31) Option  Agreement  between  Kemgas and  Kenneth  George
                         Jackson dated September 17, 1996. (****)

                    (32) Credit  Facility  Agreement  between  Epsom  Investment
                         Services N.V. and Kemgas Ltd. dated February 27th 1998. (*****)

                    (33) Addendum to Credit  Facility  Agreement  between  Epsom
                         Investment Services N.V and Kemgas Limited dated April 9th 1999 (reference no. 32 above). (******)

                    (34) Certificate  of  Incorporation  on Change of Name dated
                         September 11, 2000. (******)

(*) Previously filed with Registration Statement on Form 20-F under the Securities Exchange Act of 1934 on June 29, 1992.

(**) Previously  filed with the Form 20-F  submitted  for the fiscal  year ended
     February 28, 1993.

(***)Previously  filed with the Form 20-F  submitted  for the fiscal  year ended
     February 28, 1994.

(****) Previously  filed with the Form 20-F  submitted for the fiscal year ended
     February 28, 1997.

(*****) Previously  filed with the Form 20 F submitted for the fiscal year ended
     February 28, 1998.

(******) Previously filed with the Form 20 F submitted for the fiscal year ended
     February 29, 2000.

                                    SIGNATURE

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DATED:                           CALCITECH LTD.



                                 By: Roger A. Leopard
                                     --------------------------------------
                                     Roger A. Leopard
                                     President and Chief Executive Officer