Form 20-F/A
period 2002-02-28
CALCITECH LTD
filed 2003-11-18
CIK 889431

U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                   FORM 20-FA
                            -------------------------

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

[X] ANNUAL



REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED 28TH FEBRUARY 2002

[ ]  TRANSITION  REPORT  PURSUANT  TO  SECTION  13 OR 15 (d)  OF THE  SECURITIES
EXCHANGE  ACT  OF  1934  FOR  THE  TRANSACTION  PERIOD  FROM  ______________  TO
______________________

                         Commission File Number 0-20420

                                 CALCITECH LTD.
             (Exact name of Registrant as specified in its charter)

                 A CORPORATION FORMED UNDER THE LAWS OF BERMUDA
                 ----------------------------------------------
                 (Jurisdiction of Incorporation or Organization)

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

The number of outstanding Common Shares as of February 28, 2002 is 43,724,179.

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

Item 17  [X]               Item 18  [   ]
          -

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

Item 1.  Identity of Directors, Senior Management and Advisors

         Not Applicable.

Item 2.  Offer Statistics and Expected Timetable

         Not Applicable.

Item 3.  Key Information.

The Company has amended its 20F for 2002 to reflect the following adjustments. The restatement adjustments were made with respect to the accounting for development activities and convertible debt, as described in Note 2, Restatement of Previously Issued Financial Statements, to the restated consolidated financial statements. As described in Note 15, the Company has also restated its net loss in accordance with US GAAP to reflect the beneficial conversion feature embedded in the credit facility. Share option expense was restated to account for the reclassification of certain options as fixed that were previously accounted for as variable.

A.       Selected Financial Information

         The following tables set forth selected financial data regarding the Company's operating results and financial position prepared in accordance with International Accounting Standards (IAS) and accounting principles generally accepted in the United States (U.S. GAAP). This data has been derived from the Company's restated financial statements. The following table sets forth selected financial data with respect to the Company and is qualified in its entirety by, and should be read in conjunction with, the restated financial statements and notes thereto for the fiscal year ended February 28, 2002 included elsewhere in this annual report. Historical information for periods prior to the fiscal year ended February 28, 2001 are derived from restated financial statements, not included herein. The financial data for fiscal years 2002, 2001, 2000, 1999 and 1998 are presented on a consolidated basis.

         All  financial  information  is  presented  in  U.S.  dollars,   unless
indicated otherwise.

  INTERNATIONAL ACCOUNTING STANDARDS
  ----------------------------------

                                                                     Restated
                                                                     --------

                                             2002             2001              2000             1999              1998
                                             ----             ----              ----             ----              ----
  Operations Data

  Revenue                                   $ NIL            $ NIL             $ NIL            $ NIL        $1,202,000

  Income      (loss)      from        (2,035,000)      (2,161,000)       (2,302,000)      (2,741,000)       (4,665,000)
  operations

  Net Loss                              2,518,000        2,533,000         2,558,000       13,977,000         6,214,000
                                        =========        =========         =========       ==========         =========

  Number of shares                     43,724,179       43,724,179        39,724,179       29,917,386        26,938,663

  Loss per Common Share                   (0.058)          (0.063)           (0.083)          (0.467)           (0.231)

  Balance Sheet Data
  Cumulative Deferred                           -                -                 -                -                 -
  Development Expenditure

  Total Assets                            285,000          256,000         1,270,000        1,884,000        13,865,000
                                          -------          -------         ---------        ---------        ----------

  Long Term Obligations                 2,455,000        2,666,000         2,820,000        1,543,000         1,052,000

  Capital Stock                         1,778,000        1,778,000         1,775,000        1,768,000         1,766,000
                                        ---------        ---------         ---------        ---------         ---------

  Total Stockholders' Equity          ($3,600,000)     ($3,146,000)      ($2,211,000)       ($397,000)      $12,105,000
  / (Deficiency)                     ------------     ------------      ------------       ----------       -----------

  U.S. GENERAL ACCEPTED
  ---------------------
  ACCOUNTING PRINCIPALS
  ---------------------

  Operations Data
  Revenue                                   $ NIL            $ NIL              $NIL            $ NIL       $ 1,202,000

  Income (loss)from operations         (2,283,000)      (2,213,000)       (2,302,000)      (2,741,000)       (4,665,000)

  Net Loss                             $3,459,000       $2,825,000        $3,028,000      $14,451,000        $6,499,000
                                       ==========       ==========        ==========      ===========        ==========

  Loss Per Common Share                   ($0.079)         ($0.071)          ($0.098)         ($0.483)          ($0.241)


  Balance Sheet Data

  Deferred Development                          -                -                 -                -                 -
  Expenditure

  Total Assets                          $ 285,000        $ 256,000        $1,270,000       $1,884,000      $ 13,865,000
                                        ---------        ---------        ----------       ----------      ------------

     Long Term Obligations             $4,868,000       $3,911,000        $2,820,000       $1,543,000        $1,052,000



  Total Stockholders' Equity         ($ 7,233,000)   ($ 4,391,000)       ($2,211,000)     ($7,751,000)       $4,024,000
  / (Deficiency)                     ------------     ------------      ------------       ----------       -----------


B.       Capitalization and Indebtedness.

         Not Applicable.

C.       Reasons for the offer and use of proceeds

         Not Applicable.

D.       Risk Factors.

         The future success of the Company will be affected by many factors that are frequently associated with the development of a new business, which include, but are not limited to, the following:

         We Have Incurred Net Losses Since Our Inception and Expect Losses to Continue. Except for net income of $732,000 for fiscal 1996, we have not been profitable since our inception. No revenues have been earned since the financial year ended February 28, 1999 inclusively. For the fiscal year ended February 28, 2002, we had a net loss of $2,518,000 and an accumulated deficit on February 28, 2002 of $35,113,000. The report of independent auditors on our February 28, 2002 restated financial statements includes an explanatory paragraph indicating there is substantial doubt about our ability to continue as a going concern. Although we are executing on our business plan to produce and market Precipitated Calcium Carbonate ("PCC"), continuing losses will impair our ability to fully meet plant construction and expansion goals and will further impair our ability to meet continuing operating expenses. Lack of operating funds may result in staff reductions and curtailing the construction currently planned. See risk factor entitled "If We Are Unable to Raise Funds Our Growth May Be Adversely Affected" below.

         If We Are Unable to Raise Funds Our Growth May Be Adversely Affected. Historically, we have had to seek capital for research and development of our PCC due to lack of revenues. Based on proceeds of approximately $2,000,000 from the Company's February 2002 sale of Convertible Debentures and common shares and the available amount of $2,957,000 of a $5,000,000 line of credit with Epsom, we believe we will have sufficient working capital to continue current operations for the next 12 months. However, if we do not raise $10 million the Company will be unable to build the first phase of its planned plant. The second phase will require $180 million. The Company believes that due to the environmental aspect of the technology, substantial grants and loans will be available. However, in the event that there is a cash shortage and we are unable to obtain a debt financing or grants, additional equity financing will be required. The proposed plants in Germany and the Slovak Republic will also require additional funds, if the Company's revenues or grants are unable to cover the building expenses. Seeking additional financing would dilute the ownership of existing shareholders.

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

         We Have Never Produced PCC on a Commercial Scale. The Company has been operating a 10 kg per hour pilot plant based in Norway which has recently been moved to Leuna in Germany. The equipment has now been scaled up on a ratio of approximately 60:1 but still requires to be scaled up on a ratio of approximately 20:1 at the next stage. Although specialist suppliers of filtration and drying equipment have conducted trials for the Company and found the scale up ratio to be within acceptable limits, there are no guarantees that the technology will operate as planned or that costs for additional modifications will not occur.

         Our Competitors May Develop a Competing Technology. The Company's competitive advantage depends on its ability to use waste lime, which is a waste product available at little or no cost. If competitors are able to develop a competing technology, the Company may no longer have the free or low cost source of raw material.

         Our PCC Product is at Initial Market Introduction and We Are Not Sure the Market Will Accept it. The market acceptance of PCC produced by our process for use in pharmaceutical and food additives will depend upon consumers and members of the medical community accepting them. Although the Company's process could produce pure PCC from waste lime, there is no assurance that the Company will be able to convince customers of this, limiting the number of potential customers for our product to paper or chemical producers. Failure to achieve significant market share in these industries could have material adverse effects on our long-term business, financial condition and results of operation.

         Existing shareholders may be diluted if the holders of the Convertible Debentures chose to convert. The holders of the Convertible Debenture may after two years or on any prior dividend payment date up to maturity, convert the amount outstanding into common shares at the greater of 75% of the average closing price for the ten trading days prior to the conversion or the market price at date of the sale of the debenture.

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

         The Company has four wholly owned subsidiaries, CalciTech Group Services SARL, a French corporation, Kemgas North American Inc., a Delaware corporation and CalciTech Holdings Aps, a Danish corporation. The Company also owns through its CalciTech Holdings Aps, a 51% interest in CalciTech Odda A.S., a Norwegian corporation and a 100% interest in CalciTech Deutschland GmbH, a German corporation. The term "Company" or "CalciTech" hereinafter refers to CalciTech Ltd. and its subsidiaries.

         The Company's administrative headquarters are located at 13 chemin du Levant, 01210 Ferney-Voltaire, France. The Company has no full scale commercial plants at present. It is engaged in product development in a small scale production plant located in Leuna, Germany. The small scale production plant, whilst not a full size commercial plant, is also a commercial plant. It is intended that once it has been proven that the final product is suited to both the paper industry and the food and pharmaceutical industries, the 800 tons per year produced will be sold. Through joint ventures, the Company engaged in the development and preliminary stages for planned full scale commercial plants in Norway, Germany and Slovak Republic. See "B. Business Overview - Business Activities."No assurance can be given that the planned plants will be economically or technically feasible. The Company has generated no cash flows from its operations. See "Item 3D Risk Factors."

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

         Currently, the Company has formed joint ventures to build PCC production plants and is engaged in market research for potential customers needing PCC. The Company will need to raise additional funds through loans from business partners, debt or equity financing and/or through environmental grants from authorities to build its initial plants. Initially, the Company plans to enter the market by building two or three commercial plants in joint ventures with financial or industry partners. Assuming commercial success with its initial plants, the Company plans to use revenue from prior plants to build twenty or more additional plants over the next ten years.

         Below is a discussion of the Company's proprietary process, conventional PCC production and the Company's current activities by site.

PCC Process

         The Company's PCC process can utilize most grades of lime, including low quality lime or industrial waste lime such as carbide lime. In the Company's process, the carbide lime is mixed with a solution of water and a proprietary promoter in a digester, which selectively dissolves the calcium and leaves the impurities behind as insoluble solids, which are readily removed by subsequent flocculation. The clear calcium solution is then pumped into a reactor into which carbon dioxide from any industrial emission source is passed to produce precipitated calcium carbonate. After the PCC product is filtered off, the promoter solution is recycled back into the digester. The PCC can be supplied directly as slurry or dried and bagged for market.

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

Competition

         Other PCC producers must use the conventional method for producing PCC starting from high grade limestone. High-grade limestone deposits are found in quarries that must be mined, creating dust and noise pollution and leaving scars on the land. The conventional process involves calcining high quality white limestone to produce high purity quicklime. The quicklime is slaked with water to create milk of lime. PCC is produced by sparging carbon dioxide through a batch reactor containing the milk of lime, then the PCC is filtered and sold dried or as concentrate.

Patents

         The Company currently holds the United Kingdom patent for its process of transforming waste lime into high quality PCC. An international application was filed under the Patent Cooperation Treaty in December of 1999 to expand the protection of the Company's intellectual property on an international level. The patent examination was successfully completed in May 2001 and the Company has implemented patent registration in an extensive number of countries worldwide.



Development of the PCC Technology

         The research and development of the Company's PCC process began in 1994 with J.W. Bunger & Associates, a technical research company based in Salt Lake City, USA. This led to a research project associated with the Swiss Federal Institute of Technology in Lausanne, Switzerland and University of Lyon in France. The Company began a pilot project in Manchester, England, which ran between September 1998 and November 1999. During the pilot project, the Company was successful in converting waste-lime into high quality PCC.

         Worldwide, 6 million tons of PCC are produced each year. International sales of PCC total approximately U.S. $1.3 billion per year.

         On July 8, 2002, the Company announced that it had successfully commissioned and fine-tuned its Precipitated Calcium Carbonate "PCC" small scale production plant at Leuna, Germany. This small plant has a production capacity of 800 tons per annum. A well equipped laboratory facility has also been installed adjacent to the plant. Confirmation and fine-tuning of the key operational parameters of this plant was necessary as a result of the large scale-up from the original pilot plant. This plant is capable of meeting all bulk sample production requirements generally required for paper trials. Its on-going function will be the testing of raw materials from various other sites located around the world in order to ascertain not only their suitability to the PCC process but also the quality of PCC that can be produced. A fee for this testing will be charged. All this is achieved directly in the precipitation reactor avoiding the need for classification and thus ensuring a high product yield at low cost.


         The plant up-cycles carbide lime from the nearby Hochhalde Deposit at Schkopau using on-site CO2. This plant is now capable of consistently producing a wide range of PCC products from nano-sized crystals to large monolithic crystals of up to 20 microns, all with a brightness of over 96% ISO and narrow span.


Business Activity : Small scale production plant

The small scale production plant, whilst not a full size commercial plant, is, nevertheless, a commercial plant. It is intended that once it has been proven that the final product is suited to both the paper industry and the food and pharmaceutical industries, the 800 tons per year produced will be sold. High grade PCC for the pharmaceutical industry is often sold in relatively small amounts. This product can command prices in excess of USD 700 per ton.



Business Activity: Norway

         After proving its theory in practice, the Company entered into a memorandum of understanding with the Norwegian Company, Odda Smelteverk AS ("Odda") leading to an agreement to form a joint venture for the production and sale of PCC in Norway. Odda creates black waste lime as part of its production of dicyandiamide. In the past, Odda has failed to make use of this black waste lime. As part of its environmental regulation compliance, it must reduce its emission of black waste lime. Black waste lime from an Odda plant was transferred to England and successfully converted as part of the pilot program.

         The Company owns 51% of the joint venture, CalciTech Odda A.S., through its subsidiary, CalciTech Holdings Aps. CalciTech Odda A.S. planned to build a full commercial scale, producing at least 40,000 tons of PCC per year to sell to the Scandinavian market, with further plant expansions thereafter, following the expected expansion of Odda's capacity and production of black waste lime. Due to delays the Company is now planning to build the first plant of 40,000 tpa at its site in Leuna, Germany. The plant at Odda will now fall into a Phase II building program.

Business Activity: Germany

         In 2003, the Company currently plans to build its first German PCC plant with production scheduled to begin in 2004. The Company signed an agreement with the German government agency, Mitteldeutsche Sanierungs - und Entsorgungsgesellschaft mbH ("MDSE"), on March 2, 2000, giving the Company exclusive access to the carbide lime stored in a portion of MDSE's waste dump in Schkopau, Germany and an option to purchase an additional waste pond. In these transactions, the Company will have access to over 1 million tons of carbide lime. MDSE is the government agency responsible for the management of the Environmental Legacy of Eastern Germany. This program to eliminate historical waste lime is part of MDSE's plan for landscape recovery.

         The first proposed full scale German plant is to be located in Leuna near Leipzig, Germany, located twelve kilometers from the Schkopau waste lime dump. The plant is planned to produce over 40,000 tons of PCC per year. In the Leipzig area, there are over 10 million tons of waste material. The waste lime was created as a by-product of producing acetylene gas, which was important for the former Eastern Block economies. At this site, the Company will have unlimited access to 92% pure flue CO2 from the local oil refinery's stack emissions after hydrogen extraction by Linde AG.

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

Business Activity: Slovak Republic

         The Company signed a memorandum of understanding with Novaky Chemical Company ("Novaky") to form a joint venture company to produce PCC from Novaky's waste lime. Novaky currently has over 1.5 million tons of waste lime in temporary storage and continues to produce more in its ongoing acetylene production. The Company is currently studying the technical, financial and marketing feasibility of a large production facility plant to serve the Central European market.

         Under the terms of the memorandum of understanding, CalciTech will control the joint venture. The Company expects the project to qualify for environmental and investment incentives from the Slovak Republic.

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

         In November 2000, the Company received the European patent for the Bubbletube. The Bubbletube is a new tubular segmented plug flow reactor for the synthesis of fine powders by precipitation. The technology uses two non-miscible fluids to generate micro reactors in which the precipitation reagents are thoroughly mixed. The micro-reactors yield precipitated particles that are uniform, small with a controlled morphology. Although this technology may have future uses for PCC, it is not expected to have uses in the PCC technology the Company is currently bringing in to use. The Company's participation with Ecole Polytechnique Federale de Laussane ("EPFL") led to its acquisition of patent rights with the agreement to license certain fields, particularly in the area of Ceramics, back to EPFL. The Company is currently the financial coordinator of a development program consisting of seven participating organizations funded by a three million Euro grant from the European Union. The Company participates in the market research element of this development.

         No value was assigned to the Bubbletube patent in the Company's restated financial statements.

Other Products, Patents and Licenses

         The Company holds licenses to develop, produce and sell Trylene Gas, which is an acetylene based fuel gas. The Company also holds a Canadian patent covering certain processes producing Calcium Carbonates (No. 1179138). The Company's Canadian patent No. 1145113 expired on April 27, 2000 and patent No. 11791138 expired on December 11, 2001. The Company also holds a license to a U.S. patent on an acetylene gas process. Currently, the Company is not exploiting these patents or licenses which were not assigned any value in the restated financial statements.

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

         Finder's Fees                                 $   200,000
         Research and Development                      $ 2,457,000
         Marketing and Sales                           $   350,000
         General Administration                        $ 1,000,000
                                                        ----------
         Total                                         $ 4,007,000
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

         These issues are subject to the approval of the Canadian Venture Exchange.

Revenue

         The Company has no large scale commercial PCC plants built and the Company has received no revenue in the years ended February 28, 2002, February 28, 2001 or February 29, 2000. Please see the Restated Consolidated Statement of Income and Item 8, Selected Financial Data, and Item 9, Management's Discussion and Analysis of Financial Condition and Results of Operations, for more information.

Dependence on Customers and Suppliers

         The Company is not dependent upon a single or a few customers or suppliers for revenues for its operations.

Research and Development

         The Company expensed $696,000 in the fiscal year ended February 28, 2002, $,1,618,000 in the fiscal year ended February 28, 2001 and $1,371,000 in the fiscal year ended February 29, 2000 on research and development. A break down of research and development expenses can be found in Note 15 to the Restated Consolidated Financial Statements.

C.       Organizational Structure

         The following is an organizational chart of the Company.


                    Calcitech Ltd - a Bermuda Company

                                    |
--------------------------------------------------------------------------------
|                                   |                                  |
100%                                100%                              100%
CalciTech Group Services        Kemgas North America  Inc.,   CalciTech Holdings
SARL, a French corporation      a Delaware corporation         ApS, a Danish
                                                                corporation
                                                                       |
                            ----------------------------------------------------
                                         51%                         100%
                            CalciTech Odda A.S., a   CalciTech Deutschland GmbH
                            Norwegian corporation     a German corporation





D.       Property, Plant and Equipment

         CalciTech's principal services office is located 13 Chemin du Levant, 01210 Ferney-Voltaire, France, and its telephone number is 011-33-450-42-80-95. The Company holds a lease on its principal facility in France, expiring in October 2010. After October 2010, the Company intends to continue to locate its principal facility in France, but will reassess its need for future expansion to meet its business plan.

         On July 8, 2002, the Company announced that it had successfully commissioned and fine-tuned its Precipitated Calcium Carbonate "PCC" small scale production plant at Leuna, Germany. This small plant has a production capacity of 800 tons per annum. A well equipped laboratory facility has also been installed adjacent to the plant.


         The Company currently has no full scale commercial plants in production. The Company owns an option to purchase property in Leuna, Germany, which the management believes is ideal for building a PCC manufacturing plant.


Item 5.  Operating and Financial Review and Prospects

         This discussion and analysis of the operating results and financial position of the Company for the three years ended February 28, 2002, February 28, 2001 and February 29, 2000 should be read in conjunction with the Restated Consolidated Financial Statements and the related notes thereto.

In June 2003, the Company determined that it was required to restate the accounting for development activities and convertible debt to conform the accounting to GAAP.


General

              Since the signing of its first joint venture agreement with Odda, the Company has been very active in research and development to scale up the Company's pilot plant into a commercial plant. On July 8, 2002, the Company announced that it had successfully commissioned and fine-tuned its Precipitated Calcium Carbonate "PCC" small scale production plant at Leuna, Germany. The Company intends to form other joint ventures to produce PCC in other markets around the world. Agreements have been signed with German government agencies, securing raw materials for a plant in Germany. A memorandum of understanding was signed with Novaky to build a plant in Slovak Republic. The Company received a patent for the Bubbletube scaling up technology and is currently registering its proprietary PCC process patent extensively throughout the world.


A.       Operating Results

February 28, 2002 compared to February 28, 2001.

         Revenue. The Company had no revenue for the fiscal years ended February 28, 2002 or February 28, 2001.

         Expenses. Research and development costs expensed were decreased from $1,618,000 to $,696,000 and general and administration expenses increased from $543,000 to $939,000. Among specific items, consulting fees increased by $175,000, audit costs by $30,000 and legal and professional fees increased by $144,000. The increase in legal fees was largely due to the settlement of an outstanding dispute with a former customer.

         Net Loss. The net loss in fiscal year 2002 decreased to $2,518,000 from $2,533,000 in 2001. The decrease was mainly due to the reduction in research and development expenses.

February 28, 2001 compared to February 29, 2000.

         Revenue. The Company had no revenue for the fiscal years ended February 28, 2001 or February 29, 2000.

         Expenses. Investment in research and development increased from $1,371,000 to $1,618,000 and general and administration expenses decreased from $931,000 to $543,000. Among specific items, consulting fees were reduced by $104,000, travel costs by $12,000 and legal and professional fees increased by $ 10,000.

         Net Loss. The net loss in fiscal year 2001 decreased to $2,533,000 from $2,558,000 in 2000. The decrease was mainly due to a reduction in general and administrative expenses.


         The Company's restated financial statements are in accordance with International Accounting Standards. The application of accounting principles generally accepted in the U.S. would affect the determination of net loss and shareholders' deficiency. See Note 15 to the attached Restated Consolidated Financial Statements.

Foreign Currency Exchange Rates

         A significant portion of the Company's business is conducted in currencies other than the United States dollar. As a result, the Company is subject to exposure from movements in foreign currency exchange rates. The Company does not currently engage in hedging transactions designed to manage currency fluctuation risks. See Notes to Restated Consolidated Financial Statements - Note 3.5. Foreign Currency Translation.

Inflation

         Historically, inflation has not affected the Company's business in the current locations where it does business and the Company does not expect that it will do in the future.

Interest Rate Sensitivity

         The Company is not currently subject to adverse movement in interest rates because the Company's credit facilities are fixed at an interest rate of 7.75% and Convertible Debentures at an interest rate of 8% and 7.5%. The credit facility agreement requires repayment on March 5, 2003. The Company may redeem the Convertible Debentures before February 15, 2003. The Company does not currently engage in hedging transactions designed to manage interest rate fluctuation risks.

B.       Liquidity and Capital Resources

         As of February 28, 2002, the Company had a working capital deficiency of $1,332,000, an increase of $863,000 from the working capital deficiency of $469,000 on February 28, 2001. On February 28, 2001, the Company's working capital deficiency increased by $34,000 from a working capital deficiency of $435,000 on February 29, 2000.

         To develop and commercialize its PCC technology, management foresees its primary need for capital in the next 12 months ending February 28, 2003 will be approximately $5,000,000 for working capital and capital plant investments to carry out its strategic business plan. These requirements are expected to be met through a combination of the Epsom credit facility and a new equity financing.

         The Company is currently financed by a Loan Facility from Epsom of up to US $5,000,000 at an interest rate of 7.75%, of which amount the Company had drawn down $ 2,043,000 at February 28, 2002, with a repayment due date of March 5, 2003.

         In February 2001, the Company completed a placement of 8% convertible debentures in the sum of $1,500,000 with interest payable quarterly. Investors, after two years, may convert the loan into common shares at the greater of 75% of the average closing price for the ten trading days prior to the conversion or the market price per share at the time of closing. The investors received warrants to purchase 20,000 common shares for every $100,000 invested exercisable for a two year period at 125% of the closing average offer price for the previous ten trading days. The Company may redeem the warrants in whole or part at any time up to two years or prior to notice by the investor to convert. Investors are entitled to demand registration rights in respect of the common stock issuable upon conversion of the debentures or exercise of the warrants. If the registration statement has not been declared effective within 270 days after the date of conversion, the investors may put the debentures to the Company at 110% of their original principal amount plus accrued and unpaid interest. If at any time after the effectiveness of the registration statement, the investors do not have the ability to freely trade the underlying common stock for 15 consecutive trading days, the investors similarly have a put at 115% of the original principal amount plus accrued and unpaid interest. A finder's fee of 5% and warrants to purchase 1,000 common shares per $100,000 invested was paid. The issue of these convertible debentures was approved by the Canadian Venture Exchange.

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

         These issues are subject to the approval of the Canadian Venture Exchange.

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

C.       Research and Development, Patents and Licenses, etc.

         The Company expensed $ 696,000 in the fiscal year ended February 28, 2002, $1,618,000 in the fiscal year ended February 28, 2001 and $1,371,000 in the fiscal year ended February 29, 2000 on research and development. The Company will continue to fund development related to step-up expenses to achieve production on a full commercial scale. A schedule of research and development expenses can be found in Note 15 to the Restated Consolidated Financial Statements.

D.       Trend Information

         At the present time, the Company has not generated any revenue from producing PCC and has incurred substantial losses due to expenses associated with the Company's close of past Trylene Gas business and research and development expenses.

         On July 8, 2002, the Company announced that it had successfully commissioned and fine-tuned its PCC small scale production plant at Leuna, Germany. This small plant has a production capacity of 800 tons per annum. Confirmation and fine-tuning of the key operational parameters of this plant was a key step in demonstrating that the Company has the technical ability to scale up the technology from the pilot plant to a full scale commercial plant.

E.       Critical accounting policies

         The significant accounting policies that the Company believes are the most critical to aid in fully understanding and evaluating its reported financial results include the following:

Going concern

The restated financial statements have been prepared assuming the Company will continue as a going concern. Under the going concern assumption, an entity is ordinarily viewed as continuing in business for the foreseeable future with neither the intention nor the necessity of liquidation, ceasing trading or seeking protection from creditors pursuant to laws or regulations. In assessing whether the going concern assumption is appropriate, management takes into account all available information for the foreseeable future, in particular for the twelve months from the balance sheet date.

Assets and liabilities are recorded on the basis that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, the restated financial statements do not include any adjustments to the carrying values of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

Research and Development

Research and development costs are expensed as incurred, except for development costs which are deferred as intangible assets when the Company can demonstrate all of the following:

-- the technical feasibility of completing the intangible asset so that it will be available for use or sale;

--   its intention and ability to use or sell the intangible asset;

-- the existence of a market for the output of the intangible asset or the intangible asset itself;

--   the   availability  of  adequate   technical   resources  to  complete  the
     development;

-- the availability of adequate financial and other resources to complete the development and to use or sell the intangible asset, subject to the ability of the Company to continue as a going concern, as described in Note 3.1;

-- its ability to measure the expenditure attributable to the intangible asset during its development reliably.

Judgement is exercised in determining technological feasibility and future profitability, the capitalisation of such costs being reviewed on a quarterly basis. Management has determined that its development activities do not meet the aforementioned criteria for deferral.

F.       U.S. GAAP Reconciliation

         The Company prepares audited consolidated financial statements in accordance with IAS, which differ in several respects from U.S. GAAP. As a result, net income and shareholders' equity are different under U.S. GAAP and under IAS.

Under US GAAP, the beneficial conversion feature embedded in the credit facility should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. The Company has restated its net loss in accordance with US GAAP to reflect this accounting policy. The effect was the additional charge to net loss as represented by "Beneficial conversion feature on credit facility". There was no effect on Shareholders' deficiency from this change.


         The following table sets forth net income under IAS and under U.S. GAAP for the periods indicated.

                                                       2002           2001           2000        Cumulative
                                                                                                 total since
                                                                                                  inception
                                                     restated       restated       restated       restated

 Net loss in accordance with IAS, restated        $      (2,518) $      (2,533) $      (2,558) $     (33,620)
 Interest on convertible debentures                        (275)           (52)             -           (327)
 Beneficial conversion feature on credit facility          (543)          (240)          (470)        (2,012)
 Share options accounting                                  (123)             -              -           (214)

                                                   -------------  -------------  -------------  -------------
 Net loss in accordance with US GAAP              $      (3,459) $      (2,825) $      (3,028) $     (36,173)

 Basic net loss per share under US GAAP           $      (0.079) $      (0.071) $      (0.098) $
 Diluted net loss per share under US GAAP         $      (0.079) $      (0.071) $      (0.098) $

         The following table sets forth shareholders' equity under IAS and U.S. GAAP as of the dates indicated.


                                                     2002       2001

 Shareholders' deficiency in accordance with IAS,
  restated                                       $ (3,600)  $ (3,146)$
 Convertible debentures                            (3,633)    (1,245)

                                                  --------   --------
 Shareholders' deficiency in accordance with US
  GAAP                                           $ (7,233)  $ (4,391)$

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

Under APB 25, compensation expense is recognized when exercise prices are below the fair market value of the underlying shares. The repricing of options on December 8, 1999 required the Company to follow variable plan accounting, under which compensation cost is remeasured each period. Due to the rise in market value, a compensation expense of USD 214 was recorded for the first time in the financial year ended February 28, 2002.

         For a discussion of the differences between IAS and U.S. GAAP as they relate to consolidated net income and shareholders' equity, see Note 15 to the audited restated consolidated financial statements.

New accounting pronouncements under IFRS and US GAAP
                              ----------------------

Commencing March 1, 2001, new standards have been effective for the Company under both IFRS and US GAAP with respect to accounting policies of financial instruments: IAS 39 "Accounting for Financial Instruments " and SFAS No. 133 (SFAS 133) "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and SFAS No. 138. Adoption of these new standards did not have any effect on net loss and shareholders' deficiency under International Financial Reporting Standards and US GAAP at March 1, 2001.

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, "Business Combinations", and Statement No. 142, "Goodwill and other Intangible Assets". The adoption of SFAS 141 and SFAS 142 did not have any effect on net loss and shareholders' deficiency under US GAAP at March 1, 2002.

In July 2001, the FASB issued FAS No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143"). FAS 143 prescribes the accounting for retirement obligations associated with tangible long-lived assets, including the timing of liability recognition and initial measurement of the liability. FAS 143 is effective for fiscal years beginning after June 15, 2002 (March 1, 2003 for the Company). The effect of adopting this standard has not yet been determined.

The Company adopted SFAS N(degree)144, "Accounting for the impairment or disposal of long-lived assets", was issued by the FASB on October 3, 2001. SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of". However, it retains many of the fundamental provisions of that Statement. SFAS 144 also amends the accounting and reporting provisions of APB 30, "Reporting the Results of Operations-Discontinued Events and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", to broaden the definition of what constitutes a discontinued operation, amends the accounting and presentation for discontinued operations, and amends ARB 51, "Consolidated Financial Statements to eliminate the exception to consolidation for a temporarily controlled subsidiary". SFAS 144 is effective for fiscal years beginning after December 31, 2001 (March 1, 2002 for the Company). The adoption of this standard did not have any impact on the Company's consolidated net income and total shareholders' equity under US GAAP.

In April 2002, the FASB issued FAS No. 145, "Revision of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Connections" ("FAS 145"). Among other amendments and rescissions, FAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operation
- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". FAS 145 is partially effective for transactions occurring after May 15, 2002 and partially effective for fiscal years beginning after May 15, 2002 (March 1, 2003 for the Company). The Company does not expect the adoption of FAS 145 to have a material effect on its consolidated financial statements.

In June 2002, the FASB issued FAS No. 146 "Accounting for Costs Associated with Exit or Disposal activities" ("FAS 146"). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3 "Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a restructuring)". FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not have any effect on net loss and shareholders' deficiency under US GAAP at February 28, 2002.

In December 2002, the FASB issued FAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123". FAS 148 amends FAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in the financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of FAS 148 are effective for financial statements issued for fiscal years ending after December 15, 2002. The Company has elected to continue accounting for employee stock based compensation in accordance with APB 25 and related interpretations and therefore FAS 148 is not expected to have a significant impact on the Company's financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires the guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. Disclosures required under FIN 45 are already included in these financial statements, however, the initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have any effect on net loss and shareholders' deficiency under US GAAP at February 28, 2002.

In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities" (FIN 46). Under this FIN entities are separated into two populations: (1) these for which voting interests are used to determine consolidation (this is the most common situation) and (2) these for which variable interests are used to determine consolidation. The FIN explains how to identify Variable Interest Entities (VIE) and how to determine when a business enterprise should include the assets, liabilities, non controlling interests, and results of activities of a VIE in its consolidated financial statements. The FIN is effective as follows: for variable interests in variable interest entities created after January 31, 2003 the FIN shall apply immediately, for variable interests in variable interest entities created before that date, the FIN shall apply for public entities - as of the beginning of the first interim or annual reporting period beginning after June 15, 2003. The adoption of FIN 46 did not have any effect on net loss and shareholders' deficiency under US GAAP at February 28, 2002.

In May 2003, the FASB issued FAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". FAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company is in the process of evaluating the effect of adopting FAS 150 in its consolidated financial statements.

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


        Name           Age       Positions Held                 Period
        ----           ---       --------------                 ------

  Roger A. Leopard     60           Director              June 2001-Present

                               President and Chief      February 2000 - Present
                                Executive Officer

Dr. Howard Browning    58           Director           September 1999 - Present

  H.J. M. Tompkins     60           Director             June 1994 - Present

   John M. Smith       67           Director            August 1993 - Present

       Roger A. Leopard is a Chartered Accountant, initially with Deloittes until leaving the profession in 1966 to join The Great Universal Stores as Assistant Treasurer. He played a key role in the development of the corporation's financial services division. In 1976, Mr. Leopard was appointed Vice President of Finance of the CIG Group, a computer leasing and related product marketing and service operation with diversified European operations. He was subsequently appointed Chairman of the Board and Chief Executive of CIG Group's, U.S. listed, parent company. During this period, he specialized in innovative methods of financing a wide range of businesses. Currently, Mr. Leopard is involved in early stage company development and finance. This involved the arranging of funding for many commercial organizations in North America, Western Europe, Russia and the CIG Group. Before becoming a director of the Company, Mr. Leopard was a director of Epsom Investment Services N.V. Upon his appointment, he resigned this position and is no longer involved with Epsom. Mr. Leopard is currently the President, Chief Executive Officer and Director of the Company.

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

B.       Compensation

         During the Company's fiscal year ended February 28, 2002, the Company paid an aggregate of $3,000 in compensation to its directors and officers as a group for services in all capacities. The Company did not make any payments for pension or retirement plans for officers and directors.

Directors' Compensation

       Directors who are not employees of the Company are compensated by stock options and $1,000 for each board meeting attended, in addition to travel expenses. During fiscal year 2002, non-employee Directors were not granted stock options. Directors, who are also officers of the Company, do not receive additional compensation for serving as Directors.

Executive Compensation

         The following table sets forth the aggregate cash compensation paid for the past fiscal year for services of Mr. Leopard.


                           SUMMARY COMPENSATION TABLE

                                                                          Long Term Compensation

                                Annual Compensation                 Awards                      Payouts
                         --------------------------------     ------------------------ -------------------------

                                                               Restricted  Securities   LTIP       All Other
Name and               Fiscal  Cash          Other Annual      Stock       Underlying   Payouts    Compensation
Principal Position     Year    Compensation  Compensation      Award(s)    Options (#)  ($)        ($)
                               ($)           ($)
---------------------- --------------------- ---------------- ----------- ------------ ---------- --------------

Roger A. Leopard
C.E.O. & President      2002   21,000         Nil                 0            0           0            0



C.       Board Practices

         The Directors of the Company serve a one-year term and are elected at the Annual General Meeting of Shareholders. At the Annual General Meeting of Shareholders, held on June 14, 2001, the shareholders reelected Dr. Howard Browning and Messrs. H.J. M. Tompkins and John M. Smith and elected Mr. Roger A. Leopard as Directors. The officers of the Company are elected by the Board to serve at the pleasure of the Board. The Company has no contracts with any of its Directors that provide for payments upon termination.

         During the 2002 fiscal year, Messrs. Browning and Smith comprised the Audit Committee and Messrs. Tompkins and Browning comprised the Compensation Committee. The primary functions of the Audit Committee are to review the scope and result of the audit performed by the Company's independent accountants, the Company's internal accounting controls, non-audit services performed by the independent accountants and the cost of accounting services. The Compensation Committee reviews all compensation proposed for senior management and Board members.

D.       Employees

         The Company's subsidiary, CalciTech Group Services SARL, has seven full-time employees and no part-time employees located in France. The Company has one officer located in France. CalciTech Deutschland GmbH, has two full-time employees and no part-time employees located in Germany. The Company and its other subsidiaries do not have employees.

E.       Share Ownership

         The following table sets forth the share ownership of the Officers and Directors of the Company as of June 30, 2002.

                                                                 Number of
  Name of Beneficial Owner                     Shares               Percent
  ------------------------                    ---------             -------
      Roger A. Leopard                            -                     -

     Dr. Howard Browning                          -                     -

      H.J. M. Tompkins                            -                     -

        John M. Smith                          191,250                0.44


Outstanding Options

                                       Shares
             Name                    Underlying         Exercise Price      Purchase Price,     Expiration Date
             ----                      Options          --------------           if any         ---------------
                                 -----------------                          ---------------
       Roger A. Leopard                   -                    -                   -                    -

     Dr. Howard Browning               250,000             CAD 0.30                -           December 1, 2004

       H.J. M. Tompkins                250,000             CAD 0.29                -           February 23, 2003
                                       250,000             CAD 0.30                -           November 30, 2005
        John M. Smith                  260,000             CAD 0.29                -           February 23, 2003


Stock Option Plan/Equity Incentive Plans

         The Company's stock option plan is available for directors, officers and employees and complies with recommendations of the CDNX listing authority. Options may be granted with the approval of the Board of Directors and are subject to the approval of the listing authority at current market prices. All options must be exercised within 30-days of the optionee leaving the Company, otherwise they lapse. Shareholders approved the plan and approve the directors' authority to grant a certain number of options in their general meeting

Item 7.  Major Shareholders and Related Party Transactions

A.       Major Shareholders

         Past development expenditures were and are currently funded through a Credit Facility Agreement with Epsom Investment Services N.V. ("Epsom"), whose clients hold approximately 62% of the equity of the Company. Epsom has no control over these shares as they are held by Clients in their own right. Subject to the foregoing, the Company is not directly or indirectly owned or controlled by any other corporation or by any foreign government. Further, the Company does not know of any arrangement, which may by its operation result in a change in control of the Company at some subsequent date. The Company does not know of any shareholder who beneficially owns five percent (5%) or more of the outstanding shares of each class of the Company's voting securities.

B.       Related Party Transactions

The amount paid to shareholders, directors and officers of the Company and their related companies for consulting and other services totaled $196, $240 and $180 for the years ended February 28, 2002, February 28, 2001 and February 29, 2000, respectively.

In the financial year ended February 28, 2002, this amount included $175 paid to EuroHelvetia TrustCo S.A., who were contracted by CalciTech to act as the Company's exclusive financial advisors. EuroHelvetia charge their fees for work related to advice on private placements, fund raising and project finance. Roger
A. Leopard, Chief Executive Officer and President of the Company, is also a director of EuroHelvetia TrustCo S.A.. EuroHelvetia also provide administration of Epsom Investment Services N.V..

Roger A. Leopard charged the remaining $ 21 to CalciTech Group Services in providing strategic and industrial counseling services.

C.       Interest of Experts and Counsel.

         Not Applicable.

Item 8.  Restated Financial Statements

A.       Restated Consolidated Statements and Other Financial Information

         The following restated financial statements of the Company are attached to this Annual Report:

          --   Auditors' Report.

          -- Restated Consolidated Balance Sheet for years ended February 28, 2002 and February 28, 2001.

          -- Restated Consolidated Statement of Operations for the years ended February 28, 2002, February 28, 2001 and February 29, 2000.

          -- Restated Consolidated Statement of Shareholders Deficiency for the years ended February 28, 2002, February 28, 2001 and February 29, 2000.

          -- Restated Consolidated Statement of cash flows for the years ended February 28, 2002, February 28, 2001 and February 29, 2000.

          --   Notes to Restated Consolidated Financial Statements.

Dividend Policy

         The Company has never paid any dividends and does not intend to in the near future.

B.       Significant Changes

         None.



Item 9.  The Offering and Listing

A4.      Price History of Stock

         The Company's common shares are listed in Canada on the Canadian Venture Exchange ("CDNX"), under the symbol CLK and in the United States on the National Association of Securities Dealers OTC Bulletin Board ("OTC Bulletin Board"), under the symbol CLKTF. On May 15, 2002, the Company's shares were approved to trade on the Third Segment of the Frankfurt Stock Exchange in Germany, under the symbol XCH.

         As of February 28, 2002, there were 1,230 record holders of common shares in the United States representing approximately 66% of the total shareholders as reported to be held in the records of Computershare Trust Company, the Registrar and Transfer Agent for the Common Shares.

         The high and low prices expressed in Canadian dollars on the CDNX for the Company's common shares and the high and low prices expressed in United State dollars quoted on the OTC Bulletin Board for the last six months, each quarter for the last two fiscal years and annually for the last five years are as follows:



                                                    Canadian Venture               OTC Bulletin Board
                                                    Exchange (Canadian Dollars)   (United States Dollars)

Period
                                                        High          Low           High            Low
May 2002                                               $ 0.75        $ 0.61        $ 0.49         $ 0.39
April 2002                                             $ 0.74        $ 0.64        $ 0.49         $ 0.40
March 2002                                             $ 0.71        $ 0.60        $ 0.45         $ 0.36
February 2002                                          $ 0.65        $ 0.50        $ 0.45         $ 0.32
January 2002                                           $ 0.62        $ 0.50        $ 0.39         $ 0.26
December 2001                                          $ 0.54        $ 0.37        $ 0.34         $ 0.22


2001-2002                                               High          Low           High            Low
---------                                               ----          ---           ----            ---
                                                       $0.65         $0.37          $0.45          $0.22
Fourth Quarter ended February 28, 2002
                                                       $0.45         $0.32          $0.29          $0.22
Third Quarter ended November 30, 2001
                                                       $0.48         $0.24          $0.38          $0.16
Second Quarter ended August 31, 2001
                                                       $0.38         $0.21          $0.24          $0.12
First Quarter ended May 31, 2001


1999-2000                                               High          Low           High            Low
---------                                               ----          ---           ----            ---
                                                       $0.38         $0.20          $0.20          $0.13
Fourth Quarter ended February 28, 2001
                                                       $0.38         $0.18          $0.20          $0.12
Third Quarter ended November 30, 2000
                                                       $0.50         $0.26          $0.26          $0.17
Second Quarter ended August 31, 2000
                                                       $0.45         $0.20          $0.24          $0.13
First Quarter ended May 31, 2000




                                                        High          Low           High            Low
2001 - 2002 Annual                                     $ 0.65        $ 0.21        $ 0.00         $ 0.00
2000 - 2001 Annual                                     $ 0.50        $ 0.18         $0.33          $0.12
1999 - 2000 Annual                                     $ 1.30        $ 0.14        $ 0.89         $ 0.12
1998 - 1999 Annual                                     $ 1.59        $ 0.45        $ 1.12         $ 0.37
1997 - 1998 Annual                                     $ 2.60        $ 0.95         $1.75          $0.62

B.       Plan of Distribution

         Not Applicable.

C.       Markets

         The Company's Common Shares are listed in Canada on CDNX under the symbol CLK and in the United States on the OTC Bulletin Board under the symbol CLKTF. With effect from May 15, 2002, the Company's Common Shares have been listed in Germany on the Third Segment of the Frankfurt Stock Exchange under the symbol XCH.

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


C.       Material Contracts

         Addendum to the Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated February 27, 1998. This is a convertible note for up to $5 million at an annual interest rate of 7.75%. The repayment date of March 4, 2002 was extended to March 5, 2003. The note can be converted in part or in whole into common shares of the Company at a conversion price equal to 80% of the trading price per common share on the date the note was made or additional advances made. This note is secured by the assets of the Company. No additional consideration was paid for the extension.

D.       Exchange Controls

                  Control over foreign currency has existed in Bermuda since 1940 and is now governed by the Exchange Control Act of 1972 (the "Exchange Control Act") and regulations promulgated thereunder and is administered by the Bermuda Monetary Authority (Foreign Exchange Control). The Exchange Control Act regulates foreign currency transactions between a resident of Bermuda and a non-resident of Bermuda. However, exempted companies, like the Company, are designated as "non-resident" for purposes of the Exchange Control Act, and as such, are entitled to maintain foreign currency bank accounts and to freely convert the balances in such accounts into currencies of other countries. Because exempted companies are designated as "non-resident" under the Exchange Control Act, consent from Foreign Exchange Control is required prior to incorporation. Prior consent of Foreign Exchange Control is also required to issue or transfer any share, debenture or other security of an exempted Company. General permission may be given to issue or transfer shares or other securities, in connection with a public issue, which are to be freely transferable. The Company received Bermuda's permission to transfer its shares, which may be traded on the CDNX and the OTC Bulletin Board. Additionally, on May 15, 2002, the Company's shares were approved to trade on the Third Segment of the Frankfurt Stock Exchange in Germany, under the symbol XCH.

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

F.       Expenses of the Issue.

         Not Applicable.

G.       Dividends and Paying Agents.

         Not Applicable.

H.       Documents on Display.

         The Company files annual reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Commission's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at its regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwest Atrium Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the Public Reference Rooms.

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

Item 13.  Defaults, Dividend Arrearages and Delinquencies

         None.


                                     Part II

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

         None.

Item 15. [Reserved]

Item 16  [Reserved]

                                    Part III

Item 17.  Restated Financial Statements

Reference is made to Item 19 (a) for a list of all restated financial statements filed as part of this Annual Report.

Item 18.  Financial Statements

         Not applicable.

Item 19.  Exhibits

         (a) Restated Financial Statements:

               (1) Restated Consolidated Balance Sheets, February 28, 2002 and February 28, 2001.

               (2) Restated Consolidated Statement of Income, February 28, 2002, February 28, 2001 and February 29, 2000.

               (3) Restated Consolidated Statement of Shareholders' Equity February 28, 2002, February 28, 2001, and February 29, 2000.

               (4) Restated Consolidated Statement of Cash Flows, February 28, 2002, February 28 2001, and February 29, 2000.

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

               (34) Certificate  of   Incorporation  on  Change  of  Name  dated
                    September 11, 2000. (******)

(*) Previously filed with Registration Statement on Form 20-F under the Securities Exchange Act of 1934 on June 29, 1992.
(**) Previously filed with the Form 20-F submitted for the fiscal year ended February 28, 1993.
(***) Previously filed with the Form 20-F submitted for the fiscal year ended February 28, 1994.
(****) Previously filed with the Form 20-F submitted for the fiscal year ended February 28, 1997.
(*****) Previously filed with the Form 20 F submitted for the fiscal year ended February 28, 1998.
(******) Previously filed with the Form 20 F submitted for the fiscal year ended February 29, 2000.

                                    SIGNATURE

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DATED:                               CALCITECH LTD.



                                     By:
                                        --------------------------------------
                                         Roger A. Leopard
                                         President and Chief Executive Officer