Form 20-F/A
period 2003-02-28
CALCITECH LTD
filed 2003-11-20
CIK 889431

U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               __________________

                                   FORM 20-FA
                            _________________________

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

[X]  ANNUAL



REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED 28TH FEBRUARY 2003

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSACTION PERIOD FROM _________ TO _________


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

Item 1.  Identity of Directors, Senior Management and Advisors

         Not Applicable.

Item 2.  Offer Statistics and Expected Timetable

         Not Applicable.

Item 3.  Key Information.

The Company has amended its financial statements for 2002 to reflect the following adjustments. The restatements were made with respect to the accounting for development activities and convertible debt, as described in Note 2, Restatement of Previously Issued Financial Statements, to the consolidated financial statements. As described in Note 15, the Company has also restated its net loss in accordance with US GAAP to reflect the beneficial conversion feature embedded in the credit facility. Share option expense was restated to account for the reclassification of certain options as fixed that were previously accounted for as variable.

A.   Selected Financial Information

The following tables set forth selected financial data regarding the Company's operating results and financial position prepared in accordance with International Financial Reporting Standards (IFRS) and accounting principles generally accepted in the United States (U.S. GAAP). This data has been derived from the Company's financial statements for the year ended February 28, 2003 and restated financial statements for the year ended February 28, 2002. The following table sets forth selected financial data with respect to the Company and is qualified in its entirety by, and should be read in conjunction with, the financial statements and notes thereto for the fiscal year ended February 28, 2003 included elsewhere in this annual report. Historical information for periods prior to the fiscal year ended February 28, 2001 are derived from restated financial statements, not included herein. The financial data for fiscal years 2003, 2002, 2001, 2000 and 1999 are presented on a consolidated basis.

     All financial information is presented in U.S. dollars, unless indicated otherwise.


  INTERNATIONAL FINANCIAL REPORTING STANDARDS
  -------------------------------------------

                                                Restated                  Restated         Restated          Restated
                                          ---------------------           --------         --------          --------
                                          2003             2002             2001             2000              1999
                                          ----             ----             ----             ----              ----
  Operations Data

  Revenue                                   $ NIL            $ NIL            $ NIL             $ NIL             $ NIL

  Income (loss) from                  (1,723,000)      (2,035,000)      (2,161,000)       (2,302,000)       (2,741,000)
  operations

  Net loss                            (2,188,000)      (2,518,000)      (2,533,000)       (2,558,000)      (13,977,000)

  Number of shares                     53,889,165       43,724,179       43,724,179        39,724,179        29,917,386

  Loss per Common Share                   (0.044)          (0.058)          (0.063)           (0.083)           (0.467)

  Balance Sheet Data
  Cumulative Deferred                         -                -                  -                 -                 -
  Development Expenditure

  Total Assets                            397,000          285,000          256,000         1,270,000         1,884,000

  Long Term Obligations                 1,378,000        2,455,000        2,666,000         2,820,000         1,543,000

  Capital stock                         1,784,000        1,778,000        1,778,000         1,775,000         1,768,000

  Total Stockholders' Equity          ($2,574,000)     ($3,600,000)     ($3,146,000)      ($2,211,000)        ($397,000)
  / (Deficiency)


  U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
  ---------------------------------------------

  Operations Data
  Revenue                                   $ NIL            $ NIL             $NIL             $ NIL             $ NIL

  Income      (loss)      from        (1,676,000)      (2,283,000)      (2,213,000)       (2,302,000)       (2,741,000)
  operations

  Net Loss                           ($3,019,000)     ($3,459,000)     ($2,825,000)      ($3,028,000)     ($14,451,000)

  Loss Per Common Share                  ($0.061)         ($0.079)         ($0.071)          ($0.098)          ($0.483)


  Balance Sheet Data

  Deferred Development                          -                -                -                 -                 -
  Expenditure

  Total Assets                          $ 397,000        $ 285,000         $256,000        $1,270,000       $ 1,884,000

     Long Term Obligations             $5,307,000       $4,868,000       $3,911,000        $2,820,000        $1,543,000


  Total Stockholders' Equity         ($ 6,756,000)    ($ 7,233,000)     ($4,391,000)      ($2,211,000)      ($7,751,000)
  / (Deficiency)

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

     The Company's administration headquarters are located at World Trade Centre, 10 Route de l'Aeroport, Geneva, Switzerland and the Group's administrative services at 13 chemin du Levant, 01210 Ferney-Voltaire, France. The Company has no full scale commercial plants at present. It is engaged in product development in a small scale production plant located in Leuna, Germany. The small scale production plant, whilst not a full size commercial plant, is also a commercial plant. This plant is currently producing bulk samples specifically to support the sales activity to place the first 40,000 ton plant production when it is commissioned. It is intended that the plant will continue to produce and sell its sample material to support other projects in other regions, once the plant at Leuna is commissioned. The Company is engaged in the development and preliminary stages for planned full scale commercial plants including Germany and The Republic of Slovakia. The latter through a joint venture agreement signed in September 2003. See "B. Business Overview - Business Activities." No assurance can be given that the planned plants will be economically or technically feasible. The Company has generated no cash flows from its operations. See "Item 3D Risk Factors."

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

         Finder's Fees                                 $   200,000
         Research and Development                      $ 2,457,000
         Marketing and Sales                           $   350,000
         General Administration                        $ 1,000,000
                                                       -----------
         Total                                         $ 4,007,000
                                                       ===========

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




         The following is an organizational chart of the Company.


                                   CalciTech Ltd.,
                                   a Bermuda Company
                                          |
                                    100%  |
                                   CalciTech Synthetic Minerals Ltd.,
                                   a Bermuda Company
                                          |
                                          |
---------------------------------------------------------------------------------------------------------------------
         |                                |                                 |
 100%    |                          100%  |                                 | 100%
CalciTech Group                Kemgas North                              CalciTech
Services SARL                  American, Inc.,                           Holding Aps,
a French Company               a Delaware corporation                    a Danish corporation
                                                                         |                  |
                                                          51%            |                  |                100%
                                                          CalciTech Odda A.S.,            CalciTech Deutschland GmbH
                                                          a Norwegien corporation         a German corporation





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

Contractual obligations are disclosed as follows:


The convertible debenture contracts include provisions that accelerate liabilities, as described below as "Events of Defaults".

     The following constitute "Events of Default". Any one of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

     (i) any default in the payment of the principal of, interest on or liquidated damages in respect of, this Debenture, free of any claim of subordination, as and when the same shall become due and payable (whether on the applicable quarterly interest payment date, a Conversion Date or the Maturity Date or by acceleration or otherwise);

     (ii) the Company shall fail to observe or perform any other covenant, agreement or warranty contained in, or otherwise commit any breach of this Debenture and such failure or breach shall not have been remedied within 20 days after the date on which notice of such failure or breach shall have been given;

     (iii) the Company shall commence, or there shall be commenced against the Company, a case under any applicable bankruptcy or insolvency laws as now or hereafter in effect or any successor thereto, or the Company commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Company or there is commenced against the Company any such bankruptcy, insolvency or other proceeding which remains undismissed for a period of 60 days; or the Company is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or the Company suffers any appointment of any custodian or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of 60 days; or the Company makes a general assignment for the benefit of creditors; or the Company shall fail to pay, or shall state that it is unable to pay, or shall be unable to pay, its debts generally as they become due; or the Company shall call a meeting of its creditors with a view to arranging a composition or adjustment of its debts; or the Company shall by any act or failure to act indicate its consent to, approval of or acquiescence in any of the foregoing; or any corporate or other action is taken by the Company for the purpose of effecting any of the foregoing;

     (iv) the Common Stock shall fail to be Actively Traded or fail to be listed or quoted for trading on any Subsequent Market, if after the Original Issue Date the Common Stock shall be listed or quoted for trading on any such Subsequent Market, or if the Common Stock shall be suspended from trading thereon without being actively traded, relisted or having such suspension lifted, as the case may be, within fifteen (15) days;

     (v) the Company shall be a party to any merger or consolidation pursuant to which the Company shall not be the surviving entity (or, if the Company is the surviving entity, the Company shall issue or sell to another Person, or group thereof, in excess of 50% of the Common Stock) or shall dispose of all or substantially all of its assets in one or more transactions, or shall redeem more than a de minimis number of shares of Common Stock (other than redemptions of Underlying Shares);

     (vi) an Underlying Securities Registration Statement shall not have been declared effective by the Securities and Exchange Commission (the "Commission") on or prior to the 210th day after the Date of Conversion;

     (vii) an Event (as hereinafter defined) shall not have been cured to the satisfaction of the Holder prior to the expiration of sixty (60) days from the Event Date (as hereinafter defined) relating thereto (other than an Event resulting from a failure of an Underlying Securities Registration Statement to be declared effective by the Commission on or prior to the 210th day after the Date of Conversion); or

     (viii) the Company shall fail to deliver certificates to the Holder prior to the 30th day after the Conversion Date pursuant to Section 4(b).

     If any Event of Default occurs and is continuing the full principal amount of this Debenture (and, at the Holder's option, all other Debentures then held by such Holder), together with interest and other amounts owing in respect thereof, to the date of acceleration, to be, shall become, immediately due and payable in cash. The aggregate amount payable upon an Event of Default in respect of the Debentures shall be One Hundred Fifteen Percent (115%) of the purchase price of this Debenture.


There are no other commercial commitments.

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

                                                                                                Cumulative
                                                                                                total
                                                                                                since
                                                         2003           2002          2001      inception
                                                                      restated      restated    restated

Net loss in accordance with IAS, restated            $   (2,188)   $   (2,518)   $   (2,533)   $   (35,808)
Interest on convertible debentures                         (288)         (275)          (52)          (615)
Beneficial conversion feature on credit facility           (590)         (543)         (240)        (2,602)
Share options accounting                                     47          (123)            -           (167)
                                                     ----------    ----------    ----------    -----------
Net loss in accordance with US GAAP                  $   (3,019)   $   (3,459)   $   (2,825)   $   (39,192)

Basic net loss per share under US GAAP               $   (0.061)   $   (0.079)   $   (0.071)   $
Diluted net loss per share under US GAAP             $   (0.061)   $   (0.079)   $   (0.071)   $


                                                     49,673,747    43,724,179    39,890,846



     The following table sets forth shareholders' equity under IFRS and U.S.
GAAP as of the dates indicated.

                                                        2003            2002

Shareholders' deficiency
 in accordance with IFRS, restated                   $   (2,574)   $   (3,600)
Convertible debentures                                   (4,182)       (3,633)
                                                     ----------    ----------
Shareholders' deficiency in accordance with US GAAP  $   (6,756)   $   (7,233)


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

In June 2002, the FASB issued FAS No. 146 "Accounting for Costs Associated with Exit or Disposal activities" ("FAS 146"). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3 "Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a restructuring)". FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not have any effect on net loss and shareholders' deficiency under US GAAP at February 28, 2003.

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

In November 2002, the FASB issued FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires the guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. Disclosures required under FIN 45 are already included in these financial statements, however, the initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have any effect on net loss and shareholders' deficiency under US GAAP at February 28, 2003.

In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities" (FIN 46). Under this FIN entities are separated into two populations: (1) these for which voting interests are used to determine consolidation (this is the most common situation) and (2) these for which variable interests are used to determine consolidation. The FIN explains how to identify Variable Interest Entities (VIE) and how to determine when a business enterprise should include the assets, liabilities, non controlling interests, and results of activities of a VIE in its consolidated financial statements. The FIN is effective as follows: for variable interests in variable interest entities created after January 31, 2003 the FIN shall apply immediately, for variable interests in variable interest entities created before that date, the FIN shall apply for public entities - as of the beginning of the first interim or annual reporting period beginning after June 15, 2003. The adoption of FIN 46 did not have any effect on net loss and shareholders' deficiency under US GAAP at February 28, 2003.

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

                                             President and Chief              February 2000 - Present
                                             Executive Officer

       Dr. Howard Browning       59                Director                September 1999 - February 2003

         H.J. M. Tompkins        61                Director                     June 1994 - Present

          John M. Smith          68                Director                    August 1993 - Present


     Roger A. Leopard is a Chartered Accountant, initially with Deloittes until leaving the profession in 1966 to join The Great Universal Stores as Assistant Treasurer. He played a key role in the development of the corporation's financial services division. In 1976, Mr. Leopard was appointed Vice President of Finance of the CIG Group, a computer leasing and related product marketing and service operation with diversified European operations. He was subsequently appointed Chairman of the Board and Chief Executive of CIG Group's, U.S. listed, parent company. During this period, he specialized in innovative methods of financing a wide range of businesses and was involved in early stage company development and finance. This involved the arranging of funding for many commercial organizations in North America, Western Europe, Russia and the CIG Group. Before becoming a director of the Company, Mr. Leopard was a director of Epsom Investment Services N.V. Upon his appointment, he resigned this position and is no longer involved with Epsom. Mr. Leopard is currently the President, Chief Executive Officer and Director of the Company.

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

                                            SUMMARY COMPENSATION TABLE

                                                                     Long Term Compensation

                               Annual Compensation                 Awards                      Payouts
                       ----------------------------------    ---------------------     -------------------------

                                                              Restricted  Securities   LTIP       All Other
Name and               Fiscal       Cash     Other Annual     Stock       Underlying   Payouts    Compensation
Principal Position     Year                  Compensation     Award(s)    Options (#)  ($)        ($)
                       Compensation          ($)
                       ($)
-----------------------------------------------------------------------------------------------------------------
Roger A. Leopard       2003        24,814           Nil       0            0               0            0
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

E.   Share Ownership

     The following table sets forth the share ownership of the Officers and Directors of the Company as of August 31, 2003.

                                                                 Number of
                     Name of Beneficial Owner                    Shares                Percent
                     ------------------------                    ---------             -------
                         Roger A. Leopard                            -                     -

                        Dr. Howard Browning                          -                     -

                         H.J. M. Tompkins                         250,000                0.46

                           John M. Smith                          451,250                0.84


Outstanding Options


                                 Shares Underlying                            Purchase Price,
          Name                   Options               Exercise Price         if any               Expiration Date
          ----                   -----------------     --------------         ---------------       --------------

       Roger A. Leopard                   -                    -                   -                      -

     Dr. Howard Browning               250,000             CAD 0.30                -           December 1, 2004

       H.J. M. Tompkins                250,000             CAD 0.30                -           November 30, 2005

        John M. Smith                     -                    -                   -                      -


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

B.   Related Party Transactions

The amount paid to shareholders, directors and officers of the Company and their related companies for consulting and other services totaled $205,000, $196,000 and $240,000 for the years ended February 28, 2003, February 28, 2002 and February 28, 2001, respectively.

In the financial year ended February 28, 2003, this amount included $180,000 paid to EuroHelvetia TrustCo S.A. ($175,000 in the year ended February 28, 2002), who were contracted by CalciTech to act as the Company's exclusive financial advisors. EuroHelvetia charge their fees for work related to advice on private placements, fund raising and project finance. Roger A. Leopard, Chief Executive Officer and President of the Company, is also a director of EuroHelvetia TrustCo S.A.. EuroHelvetia also provide administration of Epsom Investment Services N.V..

Roger A. Leopard charged the remaining $25 ($21 in the year ended February 28, 2002) to CalciTech Group Services in providing strategic and industrial counseling services.

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


                                                    TSX Venture Exchange
                                                    (Canadian Dollars)               OTC Bulletin Board
                                                                                  (United States Dollars)


Period                                                  High          Low           High            Low
-------                                                 ----          ---           ----            ---
August 2003                                            $ 0.32        $ 0.27        $ 0.26         $ 0.21
July 2003                                              $ 0.36        $ 0.33        $ 0.30         $ 0.25
June 2003                                              $ 0.37        $ 0.33        $ 0.30         $ 0.23
May 2003                                               $ 0.41        $ 0.33        $ 0.28         $ 0.22
April 2003                                             $ 0.49        $ 0.37        $ 0.32         $ 0.22
March 2003                                             $ 0.44        $ 0.34        $ 0.29         $ 0.24


2002-2003                                               High          Low           High            Low
---------                                               ----          ---           ----            ---
Fourth Quarter ended February 28, 2003                 $0.57         $0.39          $0.32          $0.25

Third Quarter ended November 30, 2002                  $0.55         $0.44          $0.29          $0.27

Second Quarter ended August 31, 2002                   $0.65         $0.50          $0.41          $0.27

First Quarter ended May 31, 2002                       $0.73         $0.60          $0.41          $0.30



2001-2002                                               High          Low           High            Low
---------                                               ----          ---           ----            ---
Fourth Quarter ended February 28, 2002                 $0.65         $0.37          $0.45          $0.22

Third Quarter ended November 30, 2001                  $0.45         $0.32          $0.29          $0.22

Second Quarter ended August 31, 2001                   $0.48         $0.24          $0.38          $0.16

First Quarter ended May 31, 2001                       $0.38         $0.21          $0.24          $0.12




                                                        High          Low           High            Low
                                                        ----          ---           ----            ---
2002 - 2003 Annual                                     $ 0.73        $ 0.39        $ 0.41         $ 0.25
2001 - 2002 Annual                                     $ 0.65        $ 0.21        $ 0.45         $ 0.12
2000 - 2001 Annual                                     $ 0.50        $ 0.18         $0.33          $0.12
1999 - 2000 Annual                                     $ 1.30        $ 0.14        $ 0.89         $ 0.12
1998 - 1999 Annual                                     $ 1.59        $ 0.45        $ 1.12         $ 0.37

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

DATED:                                CALCITECH LTD.



                                      By:______________________
                                          Roger A. Leopard
                                          President and Chief Executive Officer