Form 20-F
period 2004-02-29
CALCITECH LTD
filed 2004-09-02
CIK 889431

U. S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________________

FORM 20-F
_________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

☒	ANNUAL

REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED 29TH FEBRUARY 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSACTION PERIOD FROM ______________ TO ______________________

Commission File Number 0-20420

CALCITECH LTD.

(Exact name of Registrant as specified in its charter)

A CORPORATION FORMED UNDER THE LAWS OF BERMUDA

(Jurisdiction of Incorporation or Organization)

10 route de l’aeroport
1215 Geneva
Switzerland

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act

Common Shares

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

The number of outstanding Common Shares as of February 29, 2004 is 63,899,675

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒	Item 18 ☐

PART I

    The following discussion contains forward-looking statements regarding events and financial trends which may affect CalciTech Ltd.’s (the "Company") future operating results and financial position. Such statements are subject to risks and uncertainties that could cause the Company’s actual results and financial position to differ materially from those anticipated in forward looking statements. These factors include, but are not limited to, the fact that the Company is in the development stage, will need additional financing to build its proposed plants and will be subject to certain technological risks associated with scaling up production to a commercial level, all of which factors are set forth in more detail in the section entitled "Risk Factors" in Item 3.D. and "Operating and Financial Review and Prospects" at Item 5.

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

The following tables set forth selected financial data regarding the Company’s operating results and financial position prepared in accordance with International Financial Reporting Standards (IFRS) and accounting principles generally accepted in the United States (U.S. GAAP). This data has been derived from the Company’s financial statements for the year ended February 29, 2004 and financial statements for the year ended February 28, 2003. The following table sets forth selected financial data with respect to the Company and is qualified in its entirety by, and should be read in conjunction with, the financial statements and notes thereto for the fiscal year ended February 29, 2004 included elsewhere in this annual report. Historical information for periods prior to the fiscal year ended February 28, 2002 are derived from restated financial statements, not included herein. The financial data for fiscal years 2004, 2003, 2002, 2001 and 2000 are presented on a consolidated basis.

    All financial information is presented in U.S. dollars, unless indicated otherwise.

INTERNATIONAL FINANCIAL
REPORTING STANDARDS
					Restated		Restated		Restated
	2004		2003		2002		2001		2000
Operations Data
Revenue	$51,000	$	NIL	$	NIL	$	NIL	$	NIL
Income (loss) from operations	(2,025,000)		(1,723,000)		(2,035,000)		(2,161,000)		(2,302,000)
Net loss	(2,244,000)		(2,188,000)		(2,518,000)		(2,533,000)		(2,558,000)
Number of shares	63,899,675		53,889,165		43,724,179		43,724,179		39,724,179
Loss per Common Share	(0.041)		(0.044)		(0.058)		(0.063)		(0.083)
Balance Sheet Data
Cumulative Deferred Development Expenditure	-		-		-		-		-
Total Assets	1,036,000		397,000		285,000		256,000		1,270,000
Long Term Obligations	1,443,000		1,378,000		2,455,000		2,666,000		2,820,000
Capital stock	1,792,000		1,784,000		1,778,000		1,778,000		1,775,000
Total Stockholders’ Equity / (Deficiency)	<$2,571,000>		<$2,574,000>		<$3,146,000>		<$2,211,000>		($397,000)
U.S. GENERALLY ACCEPTED
ACCOUNTING PRINCIPLES
Operations Data
Revenue	$51,000	$	NIL	$	NIL	$	NIL	$	NIL

Income (loss) from operations	(2,025,000)		(1,676,000)		(2,283,000)		(2,213,000)		(2,302,000)
Net Loss	($2,928,000)		($3,019,000)		($3,459,000)		($2,825,000)		($3,028,000)
Loss Per Common Share	<$0.050>		<$0.061>		<$0.079>		<$0.071>		<$0.098>
Balance Sheet Data
Deferred Development Expenditure	-		-		-		-		-
Total Assets	$1,036,000		$397,000		$285,000		$256,000		$1,270,000
Long Term Obligations	$5,363,000		$5,307,000		$4,868,000		$3,911,000		$2,820,000
Total Stockholders’ Equity / (Deficiency)	<$ 7,072,000>		<$ 6,756,000>		<$7,233,000>		<$4,391,000>		($2,211,000)

B.    Capitalization and Indebtedness.

Not Applicable.

C.    Reasons for the offer and use of proceeds

Not Applicable.

D.    Risk Factors.

    The future success of the Company will be affected by many factors that are frequently associated with the development of a new business, which include, but are not limited to, the following:

    We Have Incurred Net Losses Since Our Inception and Expect Losses to Continue. Except for net income of $732,000 for fiscal 1996, we have not been profitable since our inception. During the financial year ended February 29, 2004, the Company earned $ 51,000 from the sale of Synthetic Calcium Carbonate ("SCC") samples. No revenues have been earned since the financial year ended February 28, 1999 prior to this date. For the fiscal year ended February 29, 2004, we had a net loss of $2,244,000 and an accumulated deficit on February 29, 2004 of $39,545,000. The report of independent auditors on our February 29, 2004 financial statements includes an explanatory paragraph indicating there is substantial doubt about our ability to continue as a going concern. Although we are executing on our business plan to produce and market SCC, continuing losses will impair our ability to fully meet plant construction and expansion goals and will further impair our ability to meet continuing operating expenses. Lack of operating funds may result in staff reductions and curtailing the construction currently planned. See risk factor entitled "If We Are Unable to Raise Funds Our Growth May Be Adversely Affected" below.

    If We Are Unable to Raise Funds Our Growth May Be Adversely Affected. Historically, we have had to seek capital for research and development of our SCC due to lack of revenues. Based on the available amount of $2,135,000 of a $2,500,000 line of credit with Epsom, we believe we will have sufficient working capital to continue current operations for the next 12 months. However, if we do not raise $10 million the Company will be unable to build the first phase of its planned plant. The second phase will require $180 million. The Company believes that due to the environmental aspect of the technology, substantial grants and loans will be available. However, in the event that there is a cash shortage and we are unable to obtain a debt financing or grants, additional equity financing will be required. The proposed plants in Germany and the Republic of Slovakia will also require additional funds, if the Company’s revenues or grants are unable to cover the building expenses. Seeking additional financing would dilute the ownership of existing shareholders.

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

    We Have Never Produced SCC on a Commercial Scale. The Company has been operating a 10 kg per hour pilot plant based in Norway which was moved to Leuna in Germany in 2002. The equipment has now been scaled up on a ratio of approximately 60:1 but still requires to be scaled up on a ratio of approximately 20:1 at the next stage. Although specialist suppliers of filtration and drying equipment have conducted trials for the Company and found the scale up ratio to be within acceptable limits, there are no guarantees that the technology will operate as planned or that costs for additional modifications will not occur.

    Our Competitors May Develop a Competing Technology. The Company’s competitive advantage depends on its ability to use waste lime, which is a waste product available at little or no cost. If competitors are able to develop a competing technology, the Company may no longer have the free or low cost source of raw material.

    Our SCC Product is at Initial Market Introduction and We Are Not Sure the Market Will Accept it. The market acceptance of SCC produced by our process for use in pharmaceutical and food additives will depend upon consumers and members of the medical community accepting them. Although the Company’s process can produce pure SCC from waste lime and certain letters of intent for the supply from the first commercial plant have been signed, there is no assurance that the Company will be able to convince customers to convert these to contracts of purchase, limiting the number of potential customers for our product to paper or chemical producers. Failure to achieve market share in these industries could have material adverse effects on our long-term business, financial condition and results of operation.

    Existing shareholders may be diluted if the holders of the Convertible Debentures chose to convert. The holders of the Convertible Debenture may after one year or on any prior dividend payment date up to maturity thereafter, convert the amount outstanding into common shares at the greater of 75% of the average closing price for the ten trading days prior to the conversion or the market price at date of the sale of the debenture.

Item 4.    Information on the Company

A.    History and Development of the Company

    CalciTech Ltd. (the "Company" or "CalciTech"), a Bermuda Company is a development stage company that has developed a new process for manufacturing high quality Synthetic Calcium Carbonate ("SCC"). The Company’s process produces SCC from waste lime and air polluting carbon dioxide. SCC is a white pigment. It is also a calcium source for pharmaceuticals and food. As of the date of this report, the Company has no facilities to commence production of SCC on a full commercial scale.

    Originally, the Company was formed on November 9, 1978, under the laws of British Columbia, Canada with the name Cornwall Petroleum & Resources Ltd. The Company then changed its name to Rexplore Resources International Limited and was engaged in petroleum and resource development. In December of 1987, the Company was restructured and the prior management replaced in connection with the acquisition of a license to develop Trylene Gas. In July of 1994, the Company changed its domicile from British Columbia, Canada to Bermuda and changed its name from Kemgas Sydney Ltd. to Kemgas Ltd. On July 25, 2000, the Company changed its name from Kemgas Ltd. to its present name, CalciTech Ltd., to better reflect the Company’s change in business to the production and sale of SCC.

    The Company has a wholly owned subsidiary, CalciTech Synthetic Minerals Ltd that has four wholly owned companies, CalciTech Group Services SA (in formation), a Swiss corporation, Kemgas North American Inc., a Delaware corporation and CalciTech Holdings Aps, a Danish corporation. The Company also owns through its CalciTech Holdings Aps, a 51% interest in CalciTech Odda A.S., a Norwegian corporation and a 100% interest in CalciTech Deutschland GmbH, a German corporation. The term "Company" or "CalciTech" hereinafter refers to CalciTech Ltd. and its subsidiaries. For the purpose of commercializing its technology, the Company established CalciTech Synthetic Minerals Ltd, a new wholly owned Bermuda company and transferred on 1st February, 2003 to it its entire SCC intellectual property rights and associated business activity. At the end of the financial year, CalciTech Group Services SARL, a French corporation, was sold.

    The Company’s administration headquarters are located at World Trade Centre, 10 Route de l’Aeroport, Geneva, Switzerland. The Company has no full scale commercial plants at present. It is engaged in product development in a small scale production plant located in Leuna, Germany. The small scale production plant, whilst not a full size commercial plant, is also a commercial plant. This plant is currently producing bulk samples specifically to support the sales activity to place the first 40,000 ton plant production when it is commissioned. It is intended that the plant will continue to produce and sell its sample material to support other projects in other regions, once the plant at Leuna is commissioned. The Company is engaged in the development and preliminary stages for planned full scale commercial plants including Germany and The Republic of Slovakia. The latter through a joint venture agreement signed in September 2003. See "B. Business Overview - Business Activities." No assurance can be given that the planned plants will be economically or technically feasible. The Company has generated no cash flows from its operations. See "Item 3D Risk Factors."

B.    Business Overview
Principal Product - Synthetic Calcium Carbonate ("SCC")

    Since June of 1999, the Company has actively pursued its plan to develop and commercialize SCC from waste lime using the Company's own proprietary process. Acutely aware of the industrial waste created from the production of acetylene gas, a former business of the Company, the Company has moved forward to develop a method to extract a commercial product from what is considered to be waste product. Waste lime is generated from (i) the production of acetylene gas, (ii) manufacture of dicyandiamide from calcium cyanamide and (iii) manufacture of other chemical and mineral processes. In its pursuit to turn an environmental problem into a commercially viable business, the Company developed its proprietary process to extract and produce quality SCC from waste lime. SCC is a white filler pigment and is used for paper filling and coating, and is used in paint, polymers, food and pharmaceuticals.

    Currently, the Company is planning the final details to build its first commercial scale plant and is engaged in sales activity within the paper industry to commit potential customers needing SCC for this first plant. The Company will need to raise additional funds through loans from business partners, debt or equity financing and/or through environmental grants from authorities to build its initial plants. Initially, the Company plans to enter the market by building two or three commercial plants, some in joint ventures with financial or industry partners. Assuming commercial success with its initial plants, the Company plans to use revenue from prior plants to build twenty or more additional plants over the next ten years.

    Below is a discussion of the Company's proprietary process, conventional Precipitated Calcium Carbonate ("PCC") production and the Company's current activities by site. The Company refers to the PCC produced by its technology as Synthetic Calcium Carbonate "SCC" although it competes with the conventional PCC currently in the market. Therefore where reference is to SCC this is currently referred to the Company’s product.

SCC Process

    The Company’s SCC process can utilize most grades of lime, including low quality lime or industrial waste lime such as carbide lime. In the Company’s process, the carbide lime is mixed with a solution of water and a proprietary promoter in a digester, which selectively dissolves the calcium and leaves the impurities behind as insoluble solids, which are readily removed by subsequent flocculation. The clear calcium solution is then pumped into a reactor into which carbon dioxide from any industrial emission source is passed to produce precipitated calcium carbonate. After the SCC product is filtered off, the promoter solution is recycled back into the digester. The SCC can be supplied directly as slurry or dried and bagged for market.

    By the use of this process, the Company reduces waste lime and carbon dioxide emissions into the environment. Carbide lime is a waste problem in many countries. Currently, waste lime is stored in large ponds with no or very limited disposal processes available. Its high pH has potential pollution impacts to soil and ground water. This is a common environmental problem in the former Eastern Block countries, including the eastern section of Germany and Slovakia and remains a problem in other industrial nations. Many of these governments have regulations for the clean up of these ponds, which gives the Company the opportunity to have sources of free or low cost waste lime. Many private companies are also willing to supply waste lime at little or no cost because they have limited storage for the waste lime. Additionally, each year over half a million tons of waste lime is created as a byproduct of on-going acetylene plants alone. Although availability of new waste carbide lime from acetylene production will reduce in the future, the Company expects to utilize the other additional lime waste sources available.

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

Patents

    The Company currently holds the United Kingdom patent for its process of transforming waste lime into high quality SCC. An international application was filed under the European Patent Cooperation Treaty in December of 1999 to expand the protection of the Company’s intellectual property on an international level. The patent examination was successfully completed in May 2001 and was granted 31st July, 2003 in most European countries. The patent has also been granted in Eurasia (Russia and the independent states formerly part of the Soviet Union), South Africa, Hong Kong and New Zealand. The Company has implemented patent registration in an extensive number of countries worldwide.

Development of the SCC Technology

    The research and development of the Company’s SCC process began in 1994 with J.W. Bunger & Associates, a technical research company based in Salt Lake City, USA. This led to a research project associated with the Swiss Federal Institute of Technology in Lausanne, Switzerland and University of Lyon in France. The Company began a pilot project in Manchester, England, which ran between September 1998 and November 1999. During the pilot project, the Company was successful in converting waste-lime into high quality SCC. In particular the Recherche et Valorisation des Mineraux ("RVM") of Paris, France confirmed the application as a superior quality paper coating pigment. The pilot plant was moved to the site of an industrial partner at Odda in Norway, where a the SCC development program continued and in particular the Company produced specification SCC from a waste arising from the production at the site of dicyandiamide known as "black lime" and stack gas CO2.

    Worldwide, 6 million tons of PCC are produced each year. International sales of PCC total approximately U.S. $1.3 billion per year. However, the filler pigment market in paper totals 27 million tones per annum worth approximately $5 billion.

    On July 8, 2002, the Company announced that it had successfully commissioned and fine-tuned its Synthetic Calcium Carbonate "SCC" small scale production plant at Leuna, Germany. Presentations were held at Leuna in September 2002 presenting the plant and the Company’s SCC technology to a variety of interested parties, including potential project partners, financial institutions and those from the region that may be involved with the project. This small plant has a maximum capacity of 800 tonnes per annum. A laboratory facility was also installed adjacent to the plant. Confirmation and fine-tuning of the key operational parameters of this plant was necessary as a result of the large scale-up from the original pilot plant. This plant was capable of meeting all bulk sample production requirements generally required for paper trials. The Company intends to further upgrade the capacity of this plant to run on a shift basis, to meet an increased sample demand by its selling organization for paper companies. Its on-going function will be the testing of raw materials from various other sites located around the world in order to ascertain not only their suitability to the SCC process but also the quality of SCC that can be produced and the ongoing production of samples for sales purposes and product developments with certain customers. Fees for this work will be charged.

    The plant up-cycles carbide lime from the nearby Hochhalde Deposit at Schkopau using on-site CO2. This plant is now capable of consistently producing a range of SCC products from nano-sized crystals to large monolithic crystals of up to 20 microns, all with a brightness of over 96% ISO and narrow span.

    In October 2002 the Company completed trials at the Centre Technique du Papier at Grenoble in France and with a paper manufacturer. These results met the Company’s expectations and led to the design and launch in February 2003 of its first two SCC products, CalciLS and CalciSG. The former product is designed to maximize its high light scattering properties where it is targeted to partially replace and extend costly Titanium Dioxide, Aluminium TriHydrate, Precipitated Silica which fits the high value Tio2 extender market in paper and the latter for its high gloss properties directed at the niche decorative packaging paper market. In April 2003 the Company appointed GUSCO Handel, part of the G Schurfeld Group, as its European sales representative for paper to commence pre sales for the planned production for the first commercial plant in Germany. The Company has also retained the services of W S Atkins of Stockport, UK as consulting engineers to its planned first commercial plant at Leuna, Germany where engineering work has reached the final phase and permitting applications for the new building are in progress.

Development and Marketing of SCC Product

In February 2003 the Company announced its first two products of it’s planned SCC range of synthetic mineral pigments. SCC manufactured by the use of the CalciTech process involves the selective dissolution of calcium from industrial waste and its subsequent precipitation from solution with waste CO2 into pure calcium carbonate. The first sectors to be addressed are the paper coating market and the paint market. The high calcium selectivity at the initial dissolution step guarantees the final purity of the product at a unique level. The solution environment assures the exceptional uniformity of the final precipitate with easy control of the desired particle size.

The initial two SCC products launched are directed at the high value end of the paper pigment market. Both will be delivered in a high solid slurry form.

The first, CalciLS™, is designed to maximize light scattering. CalciLS™ is targeted to partially replace and extend costly Titanium Dioxide "TiO2", Aluminium TriHydrate "ATH" and Precipitated Silica "PS" and substitute calcined clay in fine paper applications and Super Calendered A+ ("SCA+") on a cost effective basis. Examples of such applications are Bible paper, security paper, laminating paper, auto-adhesive labels, flexible packaging etc.

The second SCC product, CalciSG™, is designed to provide a super gloss coating for premium grade printing and writing papers including both Ultra Light Weight Coated ("ULWC") and Light Weight Coated ("LWC") and coated folding boxboard. In the latter application, CalciSG™ allows for a reduction in calendaring nips to improve bulk at no loss in gloss.

Further SCC products are currently being developed and are expected to be launched in due course to serve the water based decorative paint market. While paint overall is growing at 2% pa, water based emulsion paint is growing at 9% driven by environmental considerations and generally carries a premium price over paper industry products..

The Company has appointed GUSCO Handel as its sole sales representative in Europe responsible for its SCC products, CalciLS™ and CalciSG™ to the paper industry.

GUSCO Handel of Hamburg, a subsidiary of family owned G. Schürfeld Group, was founded in 1937 and is active as an accredited agency in the marketing and sales of forest products (pulp, paper, board and timber). Other parts of the Schürfeld Group include Cellpap Terminal Kiel GmbH, specialized in the handling, storage and distribution of forest products, Drewsen Spezialpapiere GmbH & Co.KG, a well respected manufacturer of tailor made woodfree speciality papers and Schleipen & Erkens, a paper converter focusing on silicon coating for label paper.

The broad experience of GUSCO in the paper industry gained from its’ wide customer relations developed over many years, made them spot the unique growth opportunity presented by Calcitech SCC.

By the end of February 2004 the Company had received Letters of Intent (LoI) accounting, if converted into contracts, for over 80% of the projected revenue for its first planned merchant facility in Germany. The LoIs have been coming in on the back of highly successful trial runs conducted by commercial, high-end paper producers. The customers who have signed LoIs are a cross section of major German companies in the paper industry. Each have signed confidentiality agreements and tested at their own cost the Company’s SCC sample product in their manufacturing process. The sample product has been purchased by GUSCO as part of it’s agreement with CalciTech and has the right to recover the sample cost from any sale revenue generated on conversion to contract. Furthermore, GUSCO has undertaken to collect all revenues earned on behalf of CalciTech and guarantee it’s customer payments for an additional fee.

The high interest by paper producers to evaluate SCC has been due to the uniqueness of CalciTech’s SCC and the successful collaboration with GUSCO Handel GmbH.

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

    The Company owns 51% of the joint venture, CalciTech Odda A.S., through its subsidiary, CalciTech Holdings Aps. CalciTech Odda A.S. planned to build a full commercial scale plant, producing at least 40,000 tons of SCC per year to sell to the Scandinavian market, with further plant expansions thereafter, following the expected expansion of Odda’s capacity and production of black waste lime. Due to delays the Company is now planning to build the first plant of 40,000 tpa at its site in Leuna, Germany. The plant at Odda was planned to fall into a Phase II building program. However in March 2003 Odda announced the appointment of a bankruptcy administrator and it intends to sell the plant that produced the waste by-product to another producer and close down all its operations. As a result the joint venture company has ceased trading and is in the process of being liquidated.

Business Activity: Germany

    The Company currently is finalizing its plans to build its first German SCC plant with production scheduled to begin in 2006. The Company signed an agreement with the German government agency, Mitteldeutsche Sanierungs - und Entsorgungsgesellschaft mbH ("MDSE"), on March 2, 2000, giving the Company exclusive access to the carbide lime stored in a portion of MDSE’s waste dump in Schkopau, Germany and an option to purchase an additional waste pond. In these transactions, the Company will have access to over 1 million tons of carbide lime. MDSE is the government agency responsible for the management of the Environmental Legacy of Eastern Germany. This program to eliminate historical waste lime is part of MDSE’s plan for landscape recovery.

    The first proposed full scale German plant is to be located in Leuna near Leipzig, Germany, located six kilometers from the Schkopau waste lime dump. The plant is planned to produce 40,000 tons of SCC per year. In the Leipzig area, there are over 10 million tons of waste material. The waste lime was created as a by-product of producing acetylene gas, which was important for the former Eastern

Block economies. At this site, the Company will have access to 92% pure flue CO2 from the local oil refinery’s stack emissions after treatment by Linde AG.

    The German federal state of Sachsen-Anhalt and its government agency Wirtschaftsforderungsgesellschaft für das Land Sachsen-Anhalt mbH ("WISA") informed the Company that it is eligible for a grant that will pay up to 50% of the capital costs of the production plants located at Leuna. The balance of 50% is intended to be project finance and, as advised by PriceWaterhouseCoopers, who review applications on behalf of the State, a State guarantee of up to 80% of this portion may be considered as available. The Company will produce slurry and dry products for sale in Germany and neighboring countries. Germany is currently the largest producer of coated paper, which uses PCC in its production. PCC is currently valued in Germany at over $200 per ton.

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

    A joint venture agreement was signed on March 23, 2004.

Business Activity: Americas

    In August 2002 the Company appointed Charles Kunesh, formerly research director of Specialty Minerals Inc in America, to represent the Company’s program to identify suitable waste deposits for possible SCC manufacture. This has led to a number of discussions and the Company announced in April 2003 an agreement to conduct feasibility studies for such a project with Carbide Industries LLC of Louisville, Kentucky.

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

    In November 2000, the Company received the European patent for the Bubbletube followed in January 2003 by the grant of the US patent. The Bubbletube is a new tubular segmented plug flow reactor for the synthesis of fine powders by precipitation. The technology uses two non-miscible fluids to generate micro reactors in which the precipitation reagents are thoroughly mixed. The micro-reactors yield precipitated particles that are uniform, small with a controlled morphology. Although this technology may have future uses for PCC, it is not expected to have uses in the SCC technology the

Company is currently bringing in to use. The Company’s participation with Ecole Polytechnique Fédérale de Laussane ("EPFL") led to its acquisition of patent rights with the agreement to license certain fields, particularly in the area of Ceramics, back to EPFL. The Company has been the financial coordinator of a development program consisting of seven participating organizations funded by a three million Euro grant from the European Union. The Company participated in the market research element of this development. This program ceased on 1st January 2002 and certain participants are continuing to develop the technology to the next stage. The Company is not participating in this stage.

    No value was assigned to the Bubbletube patent in the Company's financial statements.

Other Products, Patents and Licenses

    The Company holds licenses to develop, produce and sell Trylene Gas, which is an acetylene based fuel gas. The Company also holds a Canadian patent covering certain processes producing Calcium Carbonates (No. 1179138). The Company’s Canadian patent No. 1145113 expired on April 27, 2000 and patent No. 11791138 expired on December 11, 2001. The Company also holds a license to a U.S. patent on an acetylene gas process. Currently, the Company is not exploiting these patents or licenses which were not assigned any value in the financial statements

Financing

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

    On February 25, 2000, the Company’s 7.5% redeemable note for $7,202,643, ($5,562,505 principal and $1,640,138 accrued interest) was converted into common shares of the Company. The 7.5% redeemable note was converted at a rate of $1.00 per share for a total of 7,202,643 shares. KCI was liquidated in 1998 and all assets and liabilities were transferred to the Company.

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

Finder’s Fees	$200,000
Research and Development	$2,457,000
Marketing and Sales	$350,000
General Administration	$1,000,000
Total	$4,007,000

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

    The Company may redeem the convertible debentures in whole or part at any time up to two years or prior to a notice by an investor to convert. Investors are entitled to demand registration rights in respect of the common stock issuable upon conversion of the debentures or exercise of the warrants. If the registration statement has not been declared effective within 270 days after the date of conversion, the investors pay put the debentures to the Company at 110% of their original principal amount plus accrued and unpaid interest. If at any time after the effectiveness of the registration statement, the investors do not have the ability to freely trade the underlying common stock for 15 consecutive trading days, the investors similarly have a put at 115% of the original principal amount plus accrued and unpaid interest. A finder’s fee of 5% and warrants to purchase 1,000 common shares per $100,000 invested was paid.

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

    The Company may redeem the convertible debentures in whole or part at any time up to two years or prior to a notice by an investor to convert. Investors are entitled to demand registration rights in respect of the common stock issuable upon conversion of the debentures or exercise of the warrants. If the registration statement has not been declared effective within 270 days after the date of conversion, the investors pay put the debentures to the Company at 110% of their original principal amount plus accrued and unpaid interest. If at any time after the effectiveness of the registration statement, the investors do not have the ability to freely trade the underlying common stock for 15 consecutive trading days, the investors similarly have a put at 115% of the original principal amount plus accrued and unpaid interest. A finder’s fee of 5% and warrants to purchase 1,000 common shares per $100,000 invested was paid.

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

    The Company may redeem the convertible debentures in whole or part at any time up to two years or prior to a notice by an investor to convert. Investors are entitled to demand registration rights in respect of the common stock issuable upon conversion of the debentures or exercise of the warrants. If the registration statement has not been declared effective within 270 days after the date of conversion, the investors pay put the debentures to the Company at 110% of their original principal amount plus accrued and unpaid interest. If at any time after the effectiveness of the registration statement, the investors do not have the ability to freely trade the underlying common stock for 15 consecutive trading days, the investors similarly have a put at 115% of the original principal amount plus accrued and unpaid interest. A finder’s fee of 5% and warrants to purchase 1,000 common shares per $100,000 invested was payable.

    During February 2003, the Company re-negotiated, by their retirement, 8% debentures with a value of $3,390,000 and €663,000 against the issue of new 6% debentures of $297,000 to February 15, 2004, €188,000 to February 15, 2004 and $3,805,000 to February 15, 2005. All other terms and conditions remain unchanged from the original debenture notes.

    During February 2004, the Company re-negotiated, by their retirement, 6% debentures with a value of $3,390,000 and €663,000 against the issue of new 5% debentures of $297,000 to February 28, 2005. All other terms and conditions remain unchanged from the original debenture notes.

    During June 2004, holders of the convertible debentures were offered the following amendment to their notes:

Section 2 Definitions: Shall be extended by the following definition.

"Conversion Date means the day, notified by the Company on at least sixty (60) days notice, on which an application by way of an equivalent to an Initial Public Offering to a reputable senior European or North American Stock Exchange or by 31st December, 2007, whichever maybe the earlier."

Section 3 Conversion: Shall be amended as follows

Whereas, under Section 3, subsection 3.1 of the above referenced Debenture, "the holder of this debenture has the right, but not the obligation to, upon thirty (30) days written notice, on the second (2) year anniversary of the Original Issuance Date, to convert the outstanding principal and any unpaid interest into shares of Common Stock." This shall now be amended whereby "the holder of this debenture has the right, but not the obligation to, on thirty (30) days notice by the Company, (i) on application for a listing by way of an Initial Public Offering on a reputable Senior European or North American Stock Exchange, or (ii) by 31st December, 2007 to convert the outstanding principal and any accrued interest into shares of Common Stock."

Furthermore, under Section 3, subsection 3.2 Conversion price. Whereas, "Subject to adjustment pursuant to section 3.3 the Conversion Price shall be the greater of (i) seventy-five (75%) of the average closing offer price of a share of the Company’s Common Stock for the ten (10) days immediately prior to conversion and (ii) the price per share as of the Closing Date." This shall now be amended whereby, "subject to adjustment pursuant to Section 3.3, the Conversion price of a share of the Company’s

Common Stock shall be one United States Dollar and seventy five cents (USD1.75) on the conversion date.

    All other terms and conditions of the 5% convertible debenture remain the same. To date, 96% of the convertible debenture holders have accepted this proposal.

Revenue

    The Company has no large scale commercial SCC plants built and the Company has received no revenue in the years ended February 28, 2003, February 28, 2002 or February 28, 2001. During the current financial year, the Company received revenues totaling $51,000 from the sale of SCC samples. Please see the Consolidated Statement of Income and Item 8, Selected Financial Data, and Item 9, Management’s Discussion and Analysis of Financial Condition and Results of Operations, for more information.

Dependence on Customers and Suppliers

    The Company is not dependent upon a single or a few customers or suppliers for revenues for its operations.

Research and Development

    The Company expensed $353,000 in the fiscal year ended February 29, 2004, $719,000 in the fiscal year ended February 28, 2003 and $696,000 in the fiscal year ended February 28, 2002 on research and development.

C.    Organizational Structure

    The following is an organizational chart of the Company.

CalciTech Ltd.
a Bermuda Company
   !
!
!
!
100%
        CalciTech Synthetic Minerals Ltd.
a Bermuda Company
        !
!
!

100%	100%	100%
CalciTech Group	Kemgas North	CalciTech
Services SA	America Inc.,	Holdings ApS
a Swiss corporation	a Delaware corporation	a Danish corporation
!

	!	!
	51%	100%
	CalciTech Odda A.S.	CalciTech Deutschland GmbH
	a Norwegian corporation	a German corporation
(in liquidation)

D.    Property, Plant and Equipment

    The Company holds a lease on its administrative service office facility in Switzerland, expiring in October 2010. After October 2010, the Company intends to continue to locate its principal facility in Switzerland, but will reassess its need for future expansion to meet its business plan.

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

Item 5.    Operating and Financial Review and Prospects

    This discussion and analysis of the operating results and financial position of the Company for the three years ended February 29, 2004, February 28, 2003 and February 28 2002 should be read in conjunction with the Consolidated Financial Statements and the related notes thereto.

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

A.    Operating Results

February 29, 2004 compared to February 28, 2003.

    Revenue. The Company had revenue totaling $51,000 for the year ended February 28, 2004 compared to $NIL for February 28, 2003.

    Expenses. Research and development costs expensed were decreased from $719,000 to $353,000 and general and administration expenses increased from $1,004,000 to $1,723,000. Among specific items, salary costs increased by $122,000 due to the increase in operating staff at the small scale plant in Germany, and the appointment of a business development director for the Americas project engineer in Germany and additional specialist engineering assistance. Audit and accounting fees increased by $147,000.

    Net Loss. The net loss in fiscal year 2004 decreased to $2,244,000 from $2,188,000 in 2003.

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

Foreign Currency Exchange Rates

    A significant portion of the Company’s business is conducted in currencies other than the United States dollar. As a result, the Company is subject to exposure from movements in foreign currency exchange rates. The Company does not currently engage in hedging transactions designed to manage currency fluctuation risks. See Notes to Consolidated Financial Statements - Note 3.5. Foreign Currency Translation.

Inflation

    Historically, inflation has not affected the Company's business in the current locations where it does business and the Company does not expect that it will do in the future.

Interest Rate Sensitivity

    The Company is not currently subject to adverse movement in interest rates because the Company’s credit facilities are fixed at an interest rate of 7.50% and Convertible Debentures at an interest rate of 5%. The credit facility agreement requires repayment on August 30, 2005. The Company may redeem the Convertible Debentures before February 28, 2005. The Company does not currently engage in hedging transactions designed to manage interest rate fluctuation risks.

B.    Liquidity and Capital Resources

    As of February 29, 2004, the Company had a working capital deficiency of $1,848,000, an increase of $534,000 from the working capital deficiency of $1,314,000 on February 28, 2003. On February 28, 2003, the Company’s working capital deficiency decreased by $18,000 from a working capital deficiency of $1,332,000 on February 28, 2002.

    To develop and commercialize its SCC technology, management foresees its primary need for capital in the next 12 months ending February 28, 2005 will be approximately $7,500,000 for working capital and capital plant investments to carry out its strategic business plan. These requirements are expected to be met through a combination of the Epsom credit facility and new equity financing.

    The Company is currently financed by a Loan Facility from Epsom of up to US $2,500,000 at an interest rate of 7.50%, of which amount the Company had drawn down $ 365,000 at February 29, 2004, with a repayment due date of August 30, 2005.

    In February 2001, the Company completed a placement of 8% convertible debentures in the sum of $1,500,000 with interest payable quarterly. Investors, after two years, may convert the loan into common shares at the greater of 75% of the average closing price for the ten trading days prior to the conversion or the market price per share at the time of closing. The investors received warrants to purchase 20,000 common shares for every $100,000 invested exercisable for a two year period at 125% of the closing average offer price for the previous ten trading days. The Company may redeem the warrants in whole or part at any time up to two years or prior to notice by the investor to convert. Investors are entitled to demand registration rights in respect of the common stock issuable upon conversion of the debentures or exercise of the warrants. If the registration statement has not been declared effective within 270 days after the date of conversion, the investors may put the debentures to the Company at 110% of their original principal amount plus accrued and unpaid interest. If at any time after the effectiveness of the registration statement, the investors do not have the ability to freely trade the underlying common stock for 15 consecutive trading days, the investors similarly have a put at 115% of the original principal amount plus accrued and unpaid interest. A finder’s fee of 5% and warrants to purchase 1,000 common shares per $100,000 invested was paid. The issue of these convertible debentures was approved by the TSX Venture Exchange.

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

    The Company may redeem the convertible debentures in whole or part at any time up to two years or prior to a notice by an investor to convert. Investors are entitled to demand registration rights in respect of the common stock issuable upon conversion of the debentures or exercise of the warrants. If the registration statement has not been declared effective within 270 days after the date of conversion, the investors pay put the debentures to the Company at 110% of their original principal amount plus accrued and unpaid interest. If at any time after the effectiveness of the registration statement, the investors do not have the ability to freely trade the underlying common stock for 15 consecutive trading days, the investors similarly have a put at 115% of the original principal amount plus accrued and unpaid interest. A finder’s fee of 5% and warrants to purchase 1,000 common shares per $100,000 invested was paid.

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

    The Company may redeem the convertible debentures in whole or part at any time up to two years or prior to a notice by an investor to convert. Investors are entitled to demand registration rights in respect of the common stock issuable upon conversion of the debentures or exercise of the warrants. If the registration statement has not been declared effective within 270 days after the date of conversion, the investors pay put the debentures to the Company at 110% of their original principal amount plus accrued and unpaid interest. If at any time after the effectiveness of the registration statement, the investors do not have the ability to freely trade the underlying common stock for 15 consecutive trading days, the investors similarly have a put at 115% of the original principal amount plus accrued and unpaid interest. A finder’s fee of 5% and warrants to purchase 1,000 common shares per $100,000 invested is payable.

    During February 2003, the Company re-negotiated, by their retirement, 8% debentures with a value of $3,390,000 and €663,000 against the issue of new 6% debentures of $297,000 to February 15, 2004, €188,000 to February 15, 2004 and $3,805,000 to February 15, 2005. All other terms and conditions remain unchanged from the original debenture notes.

    During February 2004, the Company re-negotiated, by their retirement, 6% debentures with a value of $3,390,000 and €663,000 against the issue of new 5% debentures of $297,000 to February 28, 2005. All other terms and conditions remain unchanged from the original debenture notes.

    During June 2004, holders of the convertible debentures were offered the following amendment to their notes:

Section 2 Definitions: Shall be extended by the following definition.

"Conversion Date means the day, notified by the Company on at least sixty (60) days notice, on which an application by way of an equivalent to an Initial Public Offering to a reputable senior European or North American Stock Exchange or by 31st December, 2007, whichever maybe the earlier."

Section 3 Conversion: Shall be amended as follows

Whereas, under Section 3, subsection 3.1 of the above referenced Debenture, "the holder of this debenture has the right, but not the obligation to, upon thirty (30) days written notice, on the second (2) year anniversary of the Original Issuance Date, to convert the outstanding principal and any unpaid interest into shares of Common Stock." This shall now be amended whereby "the holder of this debenture has the right, but not the obligation to, on thirty (30) days notice by the Company, (i) on application for a listing by way of an Initial Public Offering on a reputable Senior European or North American Stock Exchange, or (ii) by 31st December, 2007 to convert the outstanding principal and any accrued interest into shares of Common Stock."

Furthermore, under Section 3, subsection 3.2 Conversion price. Whereas, "Subject to adjustment pursuant to section 3.3 the Conversion Price shall be the greater of (i) seventy-five (75%) of the average closing offer price of a share of the Company’s Common Stock for the ten (10) days immediately prior to conversion and (ii) the price per share as of the Closing Date." This shall now be amended whereby, "subject to adjustment pursuant to Section 3.3, the Conversion price of a share of the Company’s Common Stock shall be one United States Dollar and seventy five cents (USD1.75) on the conversion date.

To date, 96% of the convertible debenture holders have accepted this proposal.

    Additional equity financing will be required to enable the Company to implement its business strategy of growth, which includes investment in joint ventures in the SCC industry. No assurances can be given that the Company will be able to raise cash from additional financing efforts. If the Company is unable to obtain sufficient funds from future financing or unable to complete its short-term financing, the Company may not be able to fully achieve its business objectives.

Contractual obligations are disclosed as follows:

			Payments Due by Period
					More than
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	5 years
Credit facility	365		365
Convertible debentures	4,501	4,501
Equipment leasing	36	20	11	5
Property rental	182	62	69	51
Total Contractual Cash Obligations	5,084	4,583	445	56	0

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

C.    Research and Development, Patents and Licenses, etc.

    The Company expensed $ 353,000 in the fiscal year ended February 29, 2004, $719,000 in the fiscal year ended February 28, 2003 and $696,000 in the fiscal year ended February 28, 2002 on research and development. The Company will continue to fund development related to step-up expenses to achieve production on a full commercial scale.

D.    Trend Information

    Revenue from the principal activity commenced for trial purposes in the year ended February 29, 2004. At the present time, the Company has not generated any revenue from producing SCC on a commercial scale and has incurred substantial losses due to expenses associated with the Company's close of past Trylene and Acetylene Gas businesses and research and development expenses.

    On July 8, 2002, the Company announced that it had successfully commissioned and fine-tuned its SCC small scale production plant at Leuna, Germany. This small plant has a maximum capacity of 800 tonnes per annum. Confirmation and fine-tuning of the key operational parameters of this plant was a key step in demonstrating that the Company has the technical ability to scale up the technology from the pilot plant to a full scale commercial plant.

E.    Critical accounting policies

    The significant accounting policies that the Company believes are the most critical to aid in fully understanding and evaluating its reported financial results include the following:

Going concern

The financial statements have been prepared assuming the Company will continue as a going concern. Under the going concern assumption, an entity is ordinarily viewed as continuing in business for the foreseeable future with neither the intention nor the necessity of liquidation, ceasing trading or seeking protection from creditors pursuant to laws or regulations. In assessing whether the going concern assumption is appropriate, management takes into account all available information for the foreseeable future, in particular for the twelve months from the approval of the financial statements.

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

Research and Development

Research and development costs are expensed as incurred, except for development costs which are deferred as intangible assets when the Company can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
•	its intention and ability to use or sell the intangible asset;
•	the existence of a market for the output of the intangible asset or the intangible asset itself;
•	the availability of adequate technical resources to complete the development;
•	the availability of adequate financial and other resources to complete the development and to use or sell the intangible asset, subject to the ability of the Company to continue as a going concern, as described in Note 3.1;
•	its ability to measure the expenditure attributable to the intangible asset during its development reliably.

F.    U.S. GAAP Reconciliation

    The Company prepares consolidated financial statements in accordance with IFRS, which differ in several respects from U.S. GAAP. As a result, net income and shareholders’ equity are different under U.S. GAAP and under IFRS.

    The following table sets forth net income under IFRS and under U.S. GAAP for the periods indicated.

				Cumulative
				total since
			2002	inception
	2004	2003	restated	restated
Net loss in accordance with IAS, restated	$(2,244)	$(2,188)	$(2,518)	$(35,808)
Interest on convertible debentures	(280)	(288)	(275)	(615)
Beneficial conversion feature on credit facility	(404)	(590)	(543)	(2,602)
Share options accounting		47	(123)	(167)
Net loss in accordance with US GAAP	$(2,928)	$(3,019)	$(3,459)	$(39,192)
Basic net loss per share under US GAAP	$(0.059)	$(0.061)	$(0.079)
Diluted net loss per share under US GAAP	$(0.059)	$(0.061)	$(0.079)

The following table sets forth shareholders’ equity under IFRS and U.S. GAAP as of the dates indicated.

	2004	2003
Shareholders' deficiency in accordance with IFRS, restated	$(2,571)	$(2,574)
Convertible debentures	(4,501)	(4,182)
Shareholders' deficiency in accordance with US GAAP	$(7,072)	$(6,756)

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

New accounting pronouncements under IFRS and US GAAP

In December 2002, the FASB issued FAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123". FAS 148 amends FAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in the financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of FAS 148 are effective for financial statements issued for fiscal years ending after December 15, 2002. The Company has elected to continue accounting for employee stock based compensation in accordance with APB 25 and related interpretations and therefore FAS 148 is not expected to have a significant impact on the Company’s financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires the guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. Disclosures required under FIN 45 are already included in these financial statements, however, the initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have any effect on net loss and shareholders' deficiency under US GAAP at February 29, 2004.

In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities" (FIN 46). Under this FIN entities are separated into two populations: (1) these for which voting interests are used to determine consolidation (this is the most common situation) and (2) these for which variable interests are used to determine consolidation. The FIN explains how to identify Variable Interest Entities (VIE) and how to determine when a business enterprise should include the assets, liabilities, non controlling interests, and results of activities of a VIE in its consolidated financial statements. The FIN is effective as follows: for variable interests in variable interest entities created after January 31, 2003 the FIN shall apply immediately, for variable interests in variable interest entities created before that date, the FIN shall apply for public entities - as of the beginning of the first interim or annual reporting period beginning after June 15, 2003. The adoption of FIN 46 did not have any effect on net loss and shareholders' deficiency under US GAAP at February 29, 2004.

In May 2003, the FASB issued FAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". FAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company is in the process of evaluating the effect of adopting FAS 150 in its consolidated financial statements and is not expected to have a material effect on the consolidated financial position or results of operations.

Item 6.    Directors, Senior Management and Employees

A.    Directors, Senior Management

The following is a list of the Company’s directors and officers and a brief description of their business experience. There are no family relationships between any officers and directors.

Name	Age	Positions Held	Period

Roger A. Leopard	62	Director President and Chief Executive Officer	June 2001-Present February 2000 - Present
Dr. Howard Browning	60	Director	September 1999 - February 2003
H.J. M. Tompkins	63	Director	June 1994 - Present
John M. Smith	68	Director	August 1993 - Present

    Roger A. Leopard is a Chartered Accountant, initially with Deloittes until leaving the profession in 1966 to join The Great Universal Stores as Assistant Treasurer. He played a key role in the development of the corporation’s financial services division. In 1976, Mr. Leopard was appointed Vice President of Finance of the CIG Group, a computer leasing and related product marketing and service operation with diversified European operations. He was subsequently appointed Chairman of the Board and Chief Executive of CIG Group’s, U.S. listed, parent company. During this period, he specialized in innovative methods of financing a wide range of businesses and was involved in early stage company development and finance. This involved the arranging of funding for many commercial organizations in North America, Western Europe, Russia and the CIG Group. Before becoming a director of the Company, Mr. Leopard was a director of Epsom Investment Services N.V. Upon his appointment, he resigned this position and is no longer involved with Epsom. Mr. Leopard is currently the President, Chief Executive Officer and Director of the Company.

    Dr. Howard Browning, M.A., D.Phil obtained his M.A. and D.Phil in Organic Chemistry at Oxford University and an IEP at Insead. He spent 27 years, from 1969 to 1996, with ICI/Zeneca, initially in research at ICI Plastics in the UK, then subsequently as General Manager of ICI Resins and Petrochemicals, operating both in Europe and the Far East. Later, as General Manager of ICI Bioproducts and Planning, he created the Zeneca Lifescience Molecules business. From 1996 to 2003, he was Chairman of the Tullis Russell Group, the paper-making and converting group, in the UK. Dr. Browning comes with a wealth of experience of business in the areas the Company is embarking on, such as paints, resins, and more recently, the paper industry.

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

B.    Compensation

    During the Company’s fiscal year ended February 29, 2004, the Company paid an aggregate of $132,000 in compensation to its directors and officers as a group for services in all capacities. The Company did not make any payments for pension or retirement plans for officers and directors.

Directors’ Compensation

    Directors who are not employees of the Company are compensated by stock options and $1,000 for each board meeting attended, in addition to travel expenses. During fiscal year 2003, non-employee Directors were not granted stock options. Directors, who are also officers of the Company, do not receive additional compensation for serving as Directors.

Executive Compensation

    The following table sets forth the aggregate cash compensation paid for the past fiscal year for services of Mr. Leopard.

SUMMARY COMPENSATION TABLE

Long Term Compensation
	Annual Compensation			Awards		Payouts

				Restricted	Securities
Name and	Fiscal	Cash	Other Annual	Stock	Underlying	LTIP	All Other
Principal Position	Year	Compensation	Compensation	Award	Options	Payouts	Compensation
		($)	($)	($)	(#)	($)	($)

Roger A. Leopard
C.E.O. & President	2004	16,000	Nil	0	500,000	0	0

C.    Board Practices

    The Directors of the Company serve a one-year term and are elected at the Annual General Meeting of Shareholders. At the Annual General Meeting of Shareholders, held on October 29, 2003, the shareholders reelected Messrs. H.J. M. Tompkins, John M. Smith and Roger A. Leopard as Directors. The officers of the Company are elected by the Board to serve at the pleasure of the Board. The Company has no contracts with any of its Directors that provide for payments upon termination.

    During the 2004 fiscal year, Messrs. Tompkins and Smith comprised the Audit Committee and Messrs. Tompkins and Smith comprised the Compensation Committee. The primary functions of the Audit Committee are to review the scope and result of the audit performed by the Company's independent accountants, the Company's internal accounting controls, non-audit services performed by the independent accountants and the cost of accounting services. The Compensation Committee reviews all compensation proposed for senior management and Board members.

D.    Employees

    The Company’s subsidiary, CalciTech Group Services SA, has three full-time employees and no part-time employees located in Switzerland. The Company has two officers located in Switzerland. CalciTech Deutschland GmbH, has four full-time employees and no part-time employees located in Germany. The Company and its other subsidiaries do not have employees.

E.    Share Ownership

    The following table sets forth the share ownership of the Officers and Directors of the Company as of July 31, 2004.

	Number of
Name of Beneficial Owner	Shares	Percent
Roger A. Leopard	-	-
Dr. Howard Browning	-	-
H.J. M. Tompkins	250,000	0.46
John M. Smith	451,250*	0.84

* - this total includes 191,250 shares held in escrow, of which Mr. Smith is not the beneficial owner.

Outstanding Options

			Purchase Price,
Name	Shares Underlying Options	Exercise Price	if any	Expiration Date
Roger A. Leopard	500,000	CAD 0.33	-	October 10, 2008
Dr. Howard Browning	250,000	CAD 0.30	-	December 1, 2004
H.J. M. Tompkins	250,000 250,000 100,000	CAD 0.30 CAD 0.45 CAD 0.33	- - -	November 30, 2005 February 25, 2008 October 10, 2008
John M. Smith	250,000 100,000	CAD 0.45 CAD 0.33	- -	February 25, 2008 October 10, 2008
Marc Lakmaaker	50,000	CAD 0.33	-	October 10, 2008
Geoffrey Long	100,000	CAD 0.33	-	October 10, 2008

Stock Option Plan/Equity Incentive Plans

    The Company’s stock option plan is available for directors, officers and employees and complies with recommendations of the TSX Venture Exchange listing authority. Options may be granted with the approval of the Board of Directors and are subject to the approval of the listing authority. All options must be exercised within 30-days of the optionee leaving the Company, otherwise they lapse. Shareholders approved the plan and approve the directors’ authority to grant a certain number of options in their general meeting.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

    Past development expenditures were and are currently funded through a Credit Facility Agreement with Epsom Investment Services N.V. ("Epsom"), whose clients hold less than 25% of the equity of the Company. Epsom has no control over these shares as they are held by Clients in their own right. Subject to the foregoing, the Company is not directly or indirectly owned or controlled by any other corporation or by any foreign government. Further, the Company does not know of any arrangement, which may by its operation result in a change in control of the Company at some subsequent date. The Company has not been informed of any shareholder who beneficially owns five percent (5%) or more of the outstanding shares of each class of the Company's voting securities.

B.    Related Party Transactions

The amount paid to shareholders, directors and officers of the Company and their related companies for consulting and other services totaled $132,000, $205,000 and $196,000 for the years ended February 29, 2004, February 28, 2003 and February 28, 2002, respectively.

In the financial year ended February 29, 2004, this amount included $117,000 paid to EuroHelvetia TrustCo S.A. ($180,000 in the year ended February 28, 2003), who were contracted by CalciTech to act as the Company’s exclusive financial advisors. EuroHelvetia charge their fees for work related to advice on private placements, fund raising and project finance. Roger A. Leopard, Chief Executive Officer and President of the Company, is also a director of EuroHelvetia TrustCo S.A.. EuroHelvetia also provide administration of Epsom Investment Services N.V..

Roger A. Leopard charged the remaining $16,000 ($25,000 in the year ended February 28, 2003) to CalciTech Group Services in providing strategic and industrial counseling services.

The fees and services were approved by the independent directors.

C.    Interest of Experts and Counsel.

    Not Applicable.

Item 8.    Financial Statements

A.    Consolidated Statements and Other Financial Information
    The following financial statements of the Company are attached to this Annual Report:

•	Auditors’ Report.
•	Consolidated Balance Sheet for years ended February 29, 2004 and February 28, 2003.
•	Consolidated Statement of Operations for the years ended February 29, 2004, February 28, 2003 and February 28, 2002.
•	Consolidated Statement of Shareholders Deficiency for the years ended February 29, 2004, February 28, 2003 and February 28, 2002.
•	Consolidated Statement of cash flows for the years ended February 29, 2004, February 28, 2003 and February 28, 2002.

•	Notes to Consolidated Financial Statements.

Dividend Policy

    The Company has never paid any dividends and does not intend to in the near future.

B.    Significant Changes

    None.

Item 9.    The Offering and Listing

A4.    Price History of Stock

    The Company’s common shares are listed in Canada on the TSX Venture Exchange ("TSX"), under the symbol CLK and in the United States on the National Association of Securities Dealers OTC Bulletin Board ("OTC Bulletin Board"), under the symbol CLKTF. On May 15, 2002, the Company’s shares were approved to trade on the Third Segment of the Frankfurt Stock Exchange in Germany, under the symbol XCH.

    As of February 29, 2004, there were 1,230 record holders of common shares in the United States representing approximately 58% of the total shareholders as reported to be held in the records of Computershare Trust Company, the Registrar and Transfer Agent for the Common Shares.

    The high and low prices expressed in Canadian dollars on the TSX for the Company’s common shares and the high and low prices expressed in United States dollars quoted on the OTC Bulletin Board for the last six months, each quarter for the last two fiscal years and annually for the last five years are as follows:

	TSX Venture Exchange		OTC Bulletin Board
	(Canadian Dollars)		(United States Dollars)
Period	High	Low	High	Low
July 2004	$0.345	$0.29	$0.25	$0.19
June 2004	$0.36	$0.32	$0.26	$0.19
May 2004	$0.40	$0.30	$0.25	$0.23
April 2004	$0.385	$0.32	$0.23	$0.21
March 2004	$0.39	$0.32	$0.23	$0.20

2003-2004	High	Low	High	Low
Fourth Quarter ended February 29, 2004	$0.37	$0.235	$0.27	$0.18
Third Quarter ended November 30, 2003	$0.37	$0.27	$0.24	$0.18
Second Quarter ended August 31, 2003	$0.36	$0.27	$0.30	$0.21
First Quarter ended May 31, 2003	$0.49	$0.31	$0.31	$0.22

2002-2003	High	Low	High	Low
Fourth Quarter ended February 28, 2003	$0.57	$0.39	$0.32	$0.25
Third Quarter ended November 30, 2002	$0.55	$0.44	$0.29	$0.27
Second Quarter ended August 31, 2002	$0.65	$0.50	$0.41	$0.27
First Quarter ended May 31, 2002	$0.73	$0.60	$0.41	$0.30

	High	Low	High	Low
2003 - 2004 Annual	$0.49	$0.235	$0.31	$0.18
2002 - 2003 Annual	$0.73	$0.39	$0.41	$0.25
2001 - 2002 Annual	$0.65	$0.21	$0.45	$0.12
2000 - 2001 Annual	$0.50	$0.18	$0.33	$0.12
1999 - 2000 Annual	$1.30	$0.14	$0.89	$0.12

B.    Plan of Distribution

    Not Applicable.

C.    Markets

    The Company’s Common Shares are listed in Canada on TSX under the symbol CLK and in the United States on the OTC Bulletin Board under the symbol CLKTF. With effect from May 15, 2002, the Company’s Common Shares have been listed in Germany on the Third Segment of the Frankfurt Stock Exchange under the symbol XCH.

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

    The Directors of the Company are not required to be residents of Bermuda. There is no age limitation or minimum share ownership for the Company’s Directors.

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

    The Bermuda law and Company’s Articles and Bye-laws contain no provisions that would prevent or delay a change in control of the Company.

C.    Material Contracts

    Addendum to the Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated February 27, 1998. This is a convertible note for up to $5 million at an annual interest rate of 7.75%. The repayment date of August 30, 2004 was re-negotiated during February 2004 whereby the limit of the facility remained the same at $2,500,000 at an annual interest rate of 7.5%. Repayment of the facility was extended to August 30, 2005. The note can be converted in part or in whole into common shares of the Company at a conversion price equal to 80% of the trading price per common share on the date the note was made or additional advances made. This note is secured by the assets of the Company. No additional consideration was paid for the extension.

D.    Exchange Controls

    Control over foreign currency has existed in Bermuda since 1940 and is now governed by the Exchange Control Act of 1972 (the "Exchange Control Act") and regulations promulgated thereunder and is administered by the Bermuda Monetary Authority (Foreign Exchange Control). The Exchange Control Act regulates foreign currency transactions between a resident of Bermuda and a non-resident of Bermuda. However, exempted companies, like the Company, are designated as "non-resident" for purposes of the Exchange Control Act, and as such, are entitled to maintain foreign currency bank accounts and to freely convert the balances in such accounts into currencies of other countries. Because exempted companies are designated as "non-resident" under the Exchange Control Act, consent from Foreign Exchange Control is required prior to incorporation. Prior consent of Foreign Exchange Control is also required to issue or transfer any share, debenture or other security of an exempted Company. General permission may be given to issue or transfer shares or other securities, in connection with a public issue, which are to be freely transferable. The Company received Bermuda’s permission to transfer its shares, which may be traded on the TSX and the OTC Bulletin Board. Additionally, on May

15, 2002, the Company’s shares were approved to trade on the Third Segment of the Frankfurt Stock Exchange in Germany, under the symbol XCH.

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

    Dividends. Cash dividends paid out of the Company’s current and accumulated earnings and profits to a holder of Common Shares who is a United States Investor will be taxed as ordinary income for United States federal income tax purposes. Cash distributions in excess of the current and accumulated earnings and profits of the Company will first be treated, for United States federal income tax purposes, as a nontaxable return on capital to the extent of the United States Investor’s basis in the Common Shares and then as gain from the sale or exchange of a capital asset.

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

    In general, a United States Investor, other than a shareholder owning 10% or more of the voting power of the Company, will be entitled to claim a foreign tax credit only for taxes, if any, imposed on dividends paid to such United States Investor (such as withholding taxes) and not for taxes, if any, imposed on the Company or on any entity in which the Company has made an investment. The amount of the foreign tax credit that may be claimed is limited to that proportion of the tax against which the credit is taken that the holder’s taxable income from non-United States sources bears to the holder’s entire taxable income for that taxable year. The foreign tax credit limitation is applied separately to different categories of income. Generally, for purposes of applying such foreign tax credit limitations, dividends are included in the passive income category.

    Dispositions of Common Shares. Subject to the discussion below of the consequences of the Company being treated as a Passive Foreign Investment Company or a Foreign Investment Company, gain or loss realized by a United States Investor (other than a 10-percent shareholder of the Company) on the sale or other disposition of Common Shares will be subject to United States federal income tax as capital gain or loss in an amount equal to the difference between such United States Investor’s basis in the Common Shares and the amount realized on the disposition. In general, such capital gain or loss will be long-term capital gain or loss if the United States Investor has held the Common Shares for more than one year at the time of the sale or exchange. In general, gain from a sale, exchange or other disposition of the Common Shares by a United States Investor will be treated as U.S. source income.

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

F.    Expenses of the Issue.

    Not Applicable.

G.    Dividends and Paying Agents.

    Not Applicable.

H.    Documents on Display.

    The Company files annual reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at its regional offices located at Northwest Atrium Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the Public Reference Rooms.

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

Item 18.    Financial Statements

    Not Applicable

Item 19.    Exhibits

(a)	Financial Statements:

	(1)	Consolidated Balance Sheets, February 29, 2004 and February 28, 2003.

	(2)	Consolidated Statement of Income, February 29, 2004, February 28, 2003 and February 28, 2002.

	(3)	Consolidated Statement of Shareholders’ Equity February 29, 2004, February 28, 2003, and February 28, 2002.

	(4)	Consolidated Statement of Cash Flows, February 29, 2004, February 28 2003, and February 28, 2002.

	(5)	Notes to Consolidated Financial Statements.

(b)	Exhibits:

	(1)	Articles of Kemgas Ltd. (*)

	(2)	Altered Memorandum of Kemgas. (*)

	(3)	Escrow Agreement - Property between Kemgas, Guaranty Trust Company of Canada and Kemgas Alberta Ltd. dated December 16, 1987. (*)

	(4)	Escrow Agreement between Kemgas, Guaranty Trust Company and Kemgas Alberta Ltd. dated December 16, 1987. (*)

	(5)	License Agreement between Kemgas, Kemgas Holdings Inc., and Kemgas Alberta Ltd. dated November 3, 1988. (*)

	(6)	Technology Licensing Agreement between Kemgas and Kemgas Overseas N.V. dated June 12, 1989. (*)

	(7)	Share Purchase Option Agreement between Kemgas and Kemgas Overseas N.V. dated June 12, 1989. (*)

	(8)	Stock Purchase Agreement between Kemgas, Epsom Investment Services, N.V. and Kemgas Overseas N.V. (*)

	(9)	Distribution Agreement between Kemgas and Kemgas Overseas N.V. dated June 12, 1989. (*)

	(10)	License Agreement between Kemgas and the University of Utah Research Foundation dated January 17, 1990. (*)

	(11)	Agreement between Kemgas (formerly Rexplore Resources International Limited), Kemgas Alberta Ltd., Grand Cru Investments Ltd., Geosearch Resource Management Ltd., William Fraresso, Holmes Greenslade and Kurt Swinton dated June 15, 1987. (*)

	(12)	Option Agreement between Kemgas and Adrien Goetz dated February 28, 1992. (*)

	(13)	Option Agreement between Kemgas and Michael Laidlaw dated June 19, 1991. (*)

	(14)	Option Agreement between Kemgas and Richard Hethey dated January 12, 1990 and amended September 6, 1990. (*)

(15)	Settlement Agreement among Kemgas Sydney, John Galanis, Industries Research Corporation, Kemgas Holdings and Kemgas Alberta Ltd. dated November 5, 1993. (**)

(16)	Preliminary Joint Venture and Distribution Agreement among Kemgas Sydney, Taiyuan Calcium Carbide Factory and Can-Chi Ventures Ltd. dated May 23, 1993. (**)

(17)	Memorandum of Agreement (Loan Agreement) dated June 15, 1993 between Kemgas Sydney Inc. and Kemgas Overseas N.V. (**)

(18)	Option Agreement between Kemgas and Leonard Houzer dated August 10, 1993. (**)

(19)	Option Agreement between Kemgas and John Michael Smith dated August 10, 1993. (**)

(20)	Option Agreement between Kemgas and Isaac Moss dated April 22, 1994. (***)

(21)	Altered Memorandum of Kemgas, dated July 29, 1994. (****)

(22)	Certificate of Continuance to Bermuda, dated February 13, 1995. (****)

(23)	Bye-Laws of Kemgas, as adopted June 1995. (****)

(24)	Amending Agreement between Kemgas, Kemgas Corporation, Inc., Epsom Investments Services N.V. and Kemgas Overseas, N.V. dated August 2, 1993. (****)

(25)	Memorandum of Understanding between Kemgas Licensing and Buse Anlagenbau GmbH dated March 28, 1994. (****)

(26)	Acquisition Agreement for Anlagen- und Geraetbau GmbH, dated April, 1995. (****)

(27)	Stock Purchase Agreement between Kemgas, Kemgas Corporation, Inc., and Epsom Investment Services N.V. dated June 17, 1995. (****)

(28)	Technology Licensing Agreement between Kemgas Licensing Ltd. and Zaklady Chemiczne "Oswiecim" S.A. dated September 18, 1995. (****)

(29)	Assignment Agreement and License between Kemgas and James W. Bunger and Associates dated March 17, 1996. (****)

(30)	Professional Services Agreement between Kemgas and James W. Bunger and Associates dated March 17, 1996. (****)

(31)	Option Agreement between Kemgas and Kenneth George Jackson dated September 17, 1996. (****)

(32)	Credit Facility Agreement between Epsom Investment Services N.V. and Kemgas Ltd. dated February 27th 1998. (*****)

(33)	Addendum to Credit Facility Agreement between Epsom Investment Services N.V and Kemgas Limited dated April 9th 1999 (reference no. 32 above). (******)

(34)	Certificate of Incorporation on Change of Name dated September 11, 2000. (******)

(*)	Previously filed with Registration Statement on Form 20-F under the Securities Exchange Act of 1934 on June 29, 1992.
(**)	Previously filed with the Form 20-F submitted for the fiscal year ended February 28, 1993.
(***)	Previously filed with the Form 20-F submitted for the fiscal year ended February 28, 1994.
(****)	Previously filed with the Form 20-F submitted for the fiscal year ended February 28, 1997.
(*****)	Previously filed with the Form 20 F submitted for the fiscal year ended February 28, 1998.
(******)	Previously filed with the Form 20 F submitted for the fiscal year ended February 29, 2000.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DATED: August 31, 2004	CALCITECH LTD.

	By:	/s/ "R.A. Leopard"

Roger A. Leopard
President and Chief Executive Officer

