Form 20-F
period 2005-02-28
CALCITECH LTD
filed 2005-09-02
CIK 889431

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________

FORM 20-F

_________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED FEBRUARY 28, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________________

For the transition period from _______________ to ________________

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

The number of outstanding Common Shares as of February 28, 2005 is 79,899,675

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

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes ☒ No

(Applicable only to issuers involved in bankruptcy proceedings during the past five years)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes	☐ No

PART I

The following discussion contains forward-looking statements regarding events and financial trends which may affect CalciTech Ltd.’s (the “Company”) future operating results and financial position. Such statements are subject to risks and uncertainties that could cause the Company’s actual results and financial position to differ materially from those anticipated in forward looking statements. These factors include, but are not limited to, the fact that the Company is in the development stage, will need additional financing to build its proposed plants and will be subject to certain technological risks associated with scaling up production to a commercial level, all of which factors are set forth in more detail in the section entitled “Risk Factors” in Item 3.D. and “Operating and Financial Review and Prospects” at Item 5.

Item 1.	Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

The Company has amended its financial statements for 2001 and 2002 to reflect the following adjustments. The restatements were made with respect to the accounting for development activities and convertible debt, as described in Note 2, Restatement of Previously Issued Financial Statements, to the consolidated financial statements for the 2001 and 2002 fiscal years. As described in Note 15, the Company has also restated its net loss in accordance with US GAAP to reflect the beneficial conversion feature embedded in the credit facility. Share option expense was restated to account for the reclassification of certain options as fixed that were previously accounted for as variable.

A.	Selected Financial Information

The following tables set forth selected financial data regarding the Company’s operating results and financial position prepared in accordance with International Financial Reporting Standards (IFRS) and accounting principles generally accepted in the United States (U.S. GAAP). This data has been derived from the Company’s financial statements for the year ended February 28, 2005 and financial statements for the year ended February 29, 2004. The following table sets forth selected financial data with respect to the Company and is qualified in its entirety by, and should be read in conjunction with, the financial statements and notes thereto for the fiscal year ended February 28, 2005 included elsewhere in this annual report. Historical information for periods prior to the fiscal year ended February 28, 2003 are derived from restated financial statements, not included herein. The financial data for fiscal years 2005, 2004, 2003, 2002 and 2001 are presented on a consolidated basis.

All financial information is presented in U.S. dollars, unless indicated otherwise.

INTERNATIONAL FINANCIAL REPORTING STANDARDS
				Restated	Restated
	2005	2004	2003	2002	2001
Operations Data

Revenue	$ 75,000	$ 51,000	$ NIL	$ NIL	$ NIL

Income (loss) from operations	(1,319,000)	(2,025,000)	(1,723,000)	(2,035,000)	(2,161,000)

Net loss	(1,668,000)	(2,244,000)	(2,188,000)	(2,518,000)	(2,533,000)

Number of shares	79,899,675	63,899,675	53,889,165	43,724,179	43,724,179

Loss per Common Share	(0.030)	(0.041)	(0.044)	(0.058)	(0.063)

Balance Sheet Data
Cumulative Deferred Development Expenditure	-	-	-	-	-

Total Assets	1,481,000	1,036,000	397,000	285,000	256,000

Long Term Obligations	1,577,000	1,443,000	1,378,000	2,455,000	2,666,000

Capital stock	1,805,000	1,792,000	1,784,000	1,778,000	1,778,000

Total Stockholders’ Equity / (Deficiency)	(1,141,000)	($2,571,000)	($2,574,000)	($3,146,000)	($2,211,000)
U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Operations Data
Revenue	$ 75,000	$ 51,000	$ NIL	$ NIL	$ NIL

Income (loss) from operations	(1,319,000)	(2,025,000)	(1,676,000)	(2,283,000)	(2,213,000)

Net Loss	(2,314,000)	($2,928,000)	($3,019,000)	($3,459,000)	($2,825,000)

Loss Per Common Share	(0.030)	($0.050)	($0.061)	($0.079)	($0.071)

Balance Sheet Data

Deferred Development Expenditure	-	-	-	-	-

Total Assets	$ 1,481,000	$ 1,036,000	$ 397,000	$ 285,000	$ 256,000

Long Term Obligations	$5,497,000	$5,363,000	$5,307,000	$4,868,000	$3,911,000
Total Stockholders’ Equity / (Deficiency)	($ 5,284,000)	($ 7,072,000)	($ 6,756,000)	($7,233,000)	($4,391,000)

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

The future success of the Company will be affected by many factors that are frequently associated with the development of a new business, which include, but are not limited to, the following:

We Have Incurred Net Losses Since Our Inception and Expect Losses to Continue. Except for net income of $732,000 for fiscal 1996, we have not been profitable since our inception. During the financial year ended February 28, 2005, the Company earned $75,000 from the sale of Synthetic Calcium Carbonate (“SCC”) samples. No revenues have been earned since the financial year ended February 28, 1999 prior to the year ended February 29, 2004. For the fiscal year ended February 28, 2005, we had a net loss of $1,668,000 and an accumulated deficit of $41,213,000. The report of independent auditors on our February 28, 2005 financial statements includes an explanatory paragraph indicating there is substantial doubt about our ability to continue as a going concern. Although we are executing on our business plan to produce and market SCC, continuing losses will impair our ability to fully meet plant construction and expansion goals and will further impair our ability to meet continuing operating expenses. Lack of operating funds may result in staff reductions and curtailing the construction currently planned. See Risk Factor entitled "If We Are Unable to Raise Funds Our Growth May Be Adversely Affected" below.

If We Are Unable to Raise Funds Our Growth May Be Adversely Affected. Historically, we have had to seek capital for research and development of our SCC due to lack of revenues. Based on the available amount of $460,000 in cash and $2,262,000 of a $2,500,000 line of credit with Epsom Investment Services, N.V., we believe we will have sufficient working capital to continue current operations for the next 12 months. However, if we do not raise $10 million the Company will be unable to build the first phase of its planned plant. The second phase will require $180 million. The Company believes that due to the environmental aspect of our technology, substantial grants and loans will be available. However, in the event that there is a cash shortage and we are unable to obtain a debt financing or grants, additional equity financing will be required. The proposed plants in Germany and the Republic of Slovakia will also require additional funds, if the Company’s revenues or grants are unable to cover the building expenses. Seeking additional financing would dilute the ownership of existing shareholders.

Our Inability to Protect Our Patents and Other Proprietary Rights Could Adversely Impact Our Competitive Position. We believe that our patents and other proprietary rights are important to our success and our competitive position. Accordingly, we devote substantial resources to the establishment and protection of our patents and proprietary rights. We currently hold patents for processes and have patents pending for additional processes that we intend to use to market SCC. However, our actions to establish and protect our patents and other proprietary rights may be inadequate to prevent others from using our process outside of the jurisdiction of our patent or to prevent others from claiming violations of their patents and proprietary rights by us. If our processes are challenged as infringing upon patents of other parties, we will be required to modify our processes, obtain a license or litigate the issue, all of which may have an adverse effect on our business.

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

We Have Never Produced SCC on a Commercial Scale. The Company operated a 10 kg per hour pilot plant based in Norway which was moved to Leuna in Germany in 2002. The equipment has now been scaled up on a ratio of approximately 60:1 but still requires to be scaled up on a ratio of approximately 20:1 at the next stage. Although specialist suppliers of filtration and drying equipment have conducted trials for the Company and found the scale up ratio to be within acceptable limits, there are no guarantees that the technology will operate as planned or that costs for additional modifications will not occur.

Our Competitors May Develop a Competing Technology. One of the Company’s competitive advantage depends on its ability to use waste lime, which is a waste product available at little or no cost. If competitors are able to develop a competing technology, the Company may no longer have the free or low cost source of raw material.

Our SCC Product is at Initial Market Introduction and We Are Not Sure the Market Will Accept it. The market acceptance of SCC produced by our process for use in pharmaceutical and food additives will depend upon consumers and members of the medical community accepting them. Although the Company’s process can produce pure SCC from waste lime and letters of intent from paper producers for the supply from the first commercial plant have been signed, there is no assurance that the Company will be able to convince customers to convert these to contracts of purchase, limiting the number of potential customers for our product to paper or chemical producers. Failure to achieve market share in these industries could have material adverse effects on our long-term business, financial condition and results of operation.

Existing shareholders may be diluted when the Epsom convertible loan facility is converted. Under the credit facility agreement with Epsom Investment Services NV, any outstanding balance due under the credit facility agreement can be converted in part or in whole into shares of common stock at any time at the option of the Epsom Investment Services NV. The conversion price is equal to 80% of the trading price per share of common stock on the date such note was made or additional advances were made. Based on the balance of the credit facility on February 28, 2005, if the balance of the credit facility was converted to capital stock then Epsom would have been entitled to the issuance of 1,240,000 Common Shares, which would have represented 1.53% of the issued and outstanding Common Shares based on the number of issued and outstanding Common Shares on February 28, 2005.

Item 4. Information on the Company

A.	History and Development of the Company

CalciTech Ltd. (the “Company” or “CalciTech”), a Bermuda Company, has developed a new process for manufacturing high quality Synthetic Calcium Carbonate (“SCC”). The Company’s process produces SCC from waste lime and air polluting carbon dioxide. SCC is a white pigment. It is also a calcium source for pharmaceuticals and food. As of the date of this report, the Company has no facilities to commence production of SCC on a full commercial scale.

Originally, the Company was formed on November 9, 1978, under the laws of British Columbia, Canada with the name Cornwall Petroleum & Resources Ltd. The Company then changed its name to Rexplore Resources International Limited and was engaged in petroleum and resource development. In December of 1987, the Company was restructured and the prior management replaced in connection with the acquisition of a license to develop Trylene Gas. In July 1994, the Company changed its domicile from British Columbia, Canada to Bermuda and changed its name from Kemgas Sydney Ltd. to Kemgas Ltd. On July 25, 2000, the Company changed its name from Kemgas Ltd. to its present name, CalciTech Ltd., to better reflect the Company’s change in business to the production and sale of SCC.

For the purpose of commercializing its technology, the Company established CalciTech Synthetic Minerals Ltd, a Bermuda company that is wholly owned by the Company. On February1, 2003, the Company transferred all of its entire SCC intellectual property rights and associated business activity to CalciTech Synthetic Minerals Ltd. CalciTech Synthetic Minerals Ltd has two wholly owned companies, CalciTech Group Services SA, a Swiss corporation, and CalciTech Holdings Aps, a Danish corporation. The Company also owns through its CalciTech Holdings Aps, a 51% interest in CalciTech Odda A.S., a Norwegian corporation (now in liquidation) and a 100% interest in CalciTech Deutschland GmbH, a German corporation. The term “Company” or “CalciTech” hereinafter refers to CalciTech Ltd. and its subsidiaries

The Company’s administration headquarters are located at World Trade Centre, 10 Route de l’Aeroport, Geneva, Switzerland. The Company currently does not have full scale commercial plants. It is engaged in product development in a small scale production plant located in Leuna, Germany. This plant is currently producing bulk samples to support the sales activity to place the first 40,000 ton plant production when it is commissioned. It is also evaluating new product developments for new market applications and testing various feedstocks. It is intended that the plant will continue to produce and sell its sample material to support other projects in other regions. The Company is engaged in the preliminary stage of planning and developing proposed full scale commercial plants located Germany and The Republic of Slovakia. The latter through a joint venture agreement signed in September 2003. See “B. Business Overview – Business Activities.” No assurance can be given that the planned plants will be economically or technically feasible. The Company has generated no cash flows from its operations, other than those generated through limited sample sales. See "Item 3D Risk Factors."

B.	Business Overview

Principal Product – Synthetic Calcium Carbonate (“SCC”)

Since June 1999, the Company has actively pursued its plan to develop and commercialize SCC from waste lime using the Company's own proprietary process. Acutely aware of the industrial waste created from the production of acetylene gas, a former business of the Company, the Company has moved forward to develop a method to extract a commercial product from what is considered to be waste product: waste lime. Waste lime is generated from (i) the production of acetylene gas, (ii) manufacture of dicyandiamide from calcium cyanamide and (iii) the manufacture of other chemical and mineral processes. In its pursuit to turn an environmental problem into a commercially viable business, the Company developed its proprietary process to extract and produce quality SCC from waste lime. SCC is a white filler pigment and is used for paper filling and coating, and is used in paint, polymers, food and pharmaceuticals.

Currently, the Company is seeking industrial partner(s) to establish its first full scale commercial plant and is engaged in sales activity within the paper industry to seek commitment from potential customers to purchase SCC products from this proposed first full scale commercial plant. The Company will need to seek industrial partner(s) or raise additional funds through loans from business partners, debt or equity financing and/or through environmental grants from authorities to build its initial plants. Initially, the Company plans to enter the market by building two or three commercial plants, some through joint ventures with financial or industry partners. Assuming commercial success with its initial plants, the Company plans to use revenue from prior plants to build twenty or more additional plants over the next ten years.

Below is a discussion of the Company's proprietary SCC process, conventional Precipitated Calcium Carbonate (“PCC”) production and the Company's current activities by site. The Company refers to the PCC produced by its technology as Synthetic Calcium Carbonate, SCC. Therefore further reference in this report to SCC is intended to refer to the Company’s SCC process. In its targeted market, the paper coatings industry, SCC will mainly compete against ground calcium carbonate (or GCC) and kaolin, a natural clay. Whereas SCC is produced synthetically, GCC and kaolin are mechanically enhanced natural products. Due to the difference in production methods, our SCC has e a number of significant different characteristics from PCC, GCC and kaolin.

SCC Process

The Company’s SCC process can utilize most grades of lime, including low quality lime or industrial waste lime such as carbide lime. In the Company’s process, the waste lime is mixed with a solution of water and a proprietary promoter in a digester, which selectively dissolves the calcium and leaves the impurities behind as insoluble solids, which are readily removed by subsequent flocculation. The clear calcium solution is then pumped into a reactor into which carbon dioxide from any industrial emission source is passed to produce synthetic calcium carbonate by precipitation. After the SCC product is filtered off, the promoter solution is recycled back into the digester. The SCC can be supplied directly as slurry or dried and bagged for market.

By the use of this process, the Company reduces waste lime and carbon dioxide emissions into the environment. Carbide lime in particular is a waste problem in many countries. Currently, this waste lime is stored in large ponds with no or very limited disposal processes available. Its high pH has potential pollution impacts to soil and ground water. This is a common environmental problem in the former Eastern Block countries, including the eastern section of Germany and Slovakia and remains a problem in other industrial nations. Many of these governments have regulations for the clean up of these ponds, which gives the Company the opportunity to have sources of free or low cost waste lime. Many private companies are also willing to supply waste lime at little or no cost because they have limited storage for the waste lime. Additionally, each year over half a million tons of waste lime is created as a byproduct of on-going acetylene plants alone. Although availability of new waste carbide lime from acetylene production will reduce in the future, the Company expects to utilize other available waste lime sources.

Conventional PCC Process

Other PCC producers must use the conventional method for producing their PCC starting from high grade limestone. High-grade limestone deposits are found in quarries that must be mined, creating dust and noise pollution and leaving scars on the land. The conventional process involves calcining high quality white limestone to produce high purity quicklime. The quicklime is slaked with water to create milk of lime. PCC is produced by sparging carbon dioxide through a batch reactor containing the milk of lime, then the PCC is filtered and sold dried or as a slurry.

SCC Versus PCC Production Process

Below are figures which describe the differences between the SCC process and the PCC process.

The SCC Process

Conventional PCC Production

As shown above, there are number of ways in which the SCC process differs from the conventional process. The advantages resulting from the differences between the SCC process and the PCC process are as follows:

•	The SCC process does not require lime slaking and classification steps. This gives the Company significant advantages in both quality and cost effectiveness.

•	The SCC process includes a digester circuit that facilitates the use of any waste lime, such as carbide lime, thereby removing the need to purchase lime as is required in the conventional process.

•	The SCC process includes a promoter recycle loop to enhance the process economics. Any impurities in the lime feed are rejected as insolubles in the digester resulting in a final SCC product of the highest purity. SCC is independent of the purity of the starting material and is always superior to that of the starting material.

•

In the SCC process, the total lime content is present in solution whereas in the conventional process the lime is present in suspension (milk-of-lime). The reaction times in the SCC process are therefore much shorter than in the conventional process as the SCC process eliminates the slow lime dissolution step. This advantage allows for the use of smaller equipment as well as providing a much higher degree of control over the process. The SCC solution process is therefore more flexible and easier controlled than the conventional suspension process enabling a narrower particle size distribution. Additionally, the higher level of control enables SCC to tailor make products in a wide range of crystal sizes, from nano-sized product (< 0.1micron) up to 20micron, so that various markets can be served.

Patents

The Company first applied to patent its process of transforming waste lime into high quality SCC in 1998 and subsequently a patent was granted the United Kingdom. An international application was filed under the European Patent Cooperation Treaty in December of 1999 to expand the protection of the Company’s intellectual property on an international level. The patent examination was completed in May 2001 and patents were granted on July 31, 2003 in 13 European countries. Since then, patents have also been granted in Eurasia (Russia and the independent states formerly part of the Soviet Union), South Africa, Hong Kong, Australia and New Zealand. The Company has implemented patent registration in an extensive number of countries worldwide, including United States, Brazil, Canada, Czech Republic, Hungary, Indonesia, India, Japan, Korea, Norway, Poland, and Slovakia.

Development of the SCC Technology

The research and development of the Company’s SCC process began in 1994 with J.W. Bunger & Associates, a technical research company based in Salt Lake City, USA. This led to a research project associated with the Swiss Federal Institute of Technology in Lausanne, Switzerland and University of Lyon in France. The Company began a pilot project in Manchester, England, which ran between September 1998 and November 1999. During the pilot project, the Company was successful in converting waste-lime into high quality SCC. The Recherche et Valorisation des Mineraux (“RVM”) of Paris, France confirmed that the application as a superior quality paper coating pigment, a market currently dominated by GCC and kaolin. The pilot plant was moved to the site of an industrial partner at Odda in Norway, where the SCC development program continued.

In 2002, worldwide PCC capacity was 7 million tonnes, of which two thirds was utilized by the paper industry. Sales of PCC totaled approximately U.S. $1.3 billion. However, the entire pigments for paper market totaled 27 million tones per annum worth approximately $5 billion. Within the paper industry, SCC is aimed at the coatings sector, currently dominated by Kaolin and GCC. In Western Europe, consumption of kaolin and GCC for coating was 2.6 million tonnes and 3.7 million tonnes respectively in 2002, representing around $1.5 billion in sales.

On July 8, 2002, the Company announced that it had commissioned and fine-tuned its Synthetic Calcium Carbonate “SCC” small scale production plant at Leuna, Germany. Presentations were held at Leuna in September 2002 to introduce the new small plant and the Company’s SCC technology to a variety of interested parties, including potential project partners, financial institutions and those from the region that may be involved with the project. This small plant was designed for a maximum capacity of 800 tonnes per annum. A laboratory facility was also installed adjacent to the plant. Confirmation and fine-tuning of the key operational parameters of this plant was necessary as a result of the large scale-up from the original pilot plant. This plant was capable of meeting all bulk sample production requirements generally required for paper trials. The Company upgraded this plant in 2004 to improve the integration of the various elements of the process in order to increase capacity to meet an increased sample demand by its selling organization for paper companies. A further upgrade is planned to run the plant on a shift basis, thereby enabling the plant to run on a more continuous basis. Its on-going function will be the testing of raw materials from various other sites located around the world in order to ascertain not only their suitability to the SCC process but also the quality of SCC that can be produced and the ongoing production of samples for sales purposes and product developments with certain customers. Fees for this work will be charged by CalciTech Deutschland GmbH.

The plant up-cycles carbide lime from the nearby Hochhalde Deposit at Schkopau by using its on-site CO2. This plant is now capable of consistently producing a range of SCC products from sub-micron-sized crystals to large monolithic crystals of up to 20 microns, all with a brightness of over 96% ISO and a steep particle size distribution. The SCC process produces particles of uniform size and shape, tailor made to the needs of the Company’s end markets. For the paper industry this means that a new pigment will be available that addresses key issues such as quality and runnability improvements.

Test in the small-scale plant has shown that the Company is able to produce uniform particles at the nano-size level. It is the Company's intention to explore these capabilities further and is currently looking for a technology partner to implement a research and development program.

In October 2002 the Company completed trials at the Centre Technique du Papier at Grenoble in France and with a paper manufacturer. These results met the Company’s expectations and led to the design and launch in February 2003 of its first two SCC products: CalciLSTM and CalciSGTM.

Development and Marketing of SCC Product

In February 2003 the Company announced its first two products of it’s planned SCC range of synthetic mineral pigments. SCC manufactured by the use of the SCC process involves the selective dissolution of calcium from industrial waste and its subsequent precipitation from solution with waste CO2 into pure calcium carbonate. The first sectors to be addressed are the paper coating market and the paint market. The high calcium selectivity at the initial dissolution step guarantees the final purity of the product at a unique level. The solution environment assures the exceptional uniformity of the final precipitate with easy control of the desired particle size, particle size distribution and crystal morphology.

The initial two SCC products launched are directed at the high value end of the paper pigment market. Both will be delivered in a high solid slurry form.

The first, CalciLS™ is designed to maximize light scattering. CalciLS™ is targeted to partially replace and extend costly Titanium Dioxide “TiO2”, Aluminium TriHydrate “ATH” and Precipitated Silica “PS” and substitute calcined clay in fine paper applications and Super Calendered A+ (“SCA+”) on a cost effective basis. Examples of such applications are Bible paper, security paper, laminating paper, auto-adhesive labels, flexible packaging etc. Several trial runs on various applications confirmed the high performance of CalciLSTM. Using CalciLSTM in pre-coating, allows board producers to totally replace calcined clay, while finished product quality remains at the high levels required. CalciLSTM used as filler in SCA+ grades shows similar impressive results. Brightness increases of around 2.5 units can be expected, while opacity is maintained at levels reached with standard PCC filler. Porosity, a very important parameter for this type of paper grade, will also improve significantly.

CalciLSTM is also very suitable for pigmentation applications. Adding CalciLSTM to a starch based formulation helps the papermaker to increase brightness and opacity. The low binder demand due to the absence of fines will maintain paper dusting levels at normal levels.

The second SCC product, CalciSG™, is designed to provide a super gloss coating for premium grade printing and writing papers including both Ultra Light Weight Coated (“ULWC”) and Light Weight Coated (“LWC”) and coated folding boxboard. In the latter application, CalciSG™ allows for a reduction in calendaring nips to improve bulk at no loss in gloss.

In October 2004, CalciTech launched its third product, CalciRGTM for the paper coatings market. CalciRGTM is a performance-enhancing additive aimed at the rotogravure market. For the launch of this product, the Company worked closely with its potential customers to identify specific needs. CalciRGTM was designed and developed in collaboration with these customers, and thoroughly tested in commercial trials, showing the unique properties of CalciTech’s SCC based products.

Rotogravure is a printing method used, among others, for lightweight coated (LWC) and ultra lightweight coated paper (ULWC). These paper grades are predominantly aimed at the highly competitive catalogue and magazine markets, where bulk is an important factor contributing to costs. Lightweight papers typically consist of approximately 30% coating material. The worldwide market for LWC and ULWC papers is estimated to be around 10 million tonnes of which approximately 7 million tonnes is produced in Europe, with the US and Japan accounting for the balance. This market segment of the paper industry is intensely competitive. Other market segments using rotogravure are super calendered papers and lightweight papers for flexible packaging.

First commercial tests have shown that substituting as little as 10% of the original coatings mix with CalciRGTM show a significant improvement in opacity, a very important quality parameter in this segment due to the thinness of the paper and the demands for high quality prints. Other characteristics such as brightness, roughness reduction, and smoothness also showed a significant improvement in performance.

In addition to the normal quality parameters, CalciRGTM has the same rheological characteristics as CalciTech’s other SCC related products. With typical machine speeds for these paper types of around 2,000 m/min (75 mph), rheology of the coatings mix is extremely important. Using CalciRGTM as an additive to an existing coating product for the LWC and ULWC can provide a paper producer and its supplier of coating material with important cost and quality related competitive advantages.

In November 2004, CalciTech announced the results of the most exhaustive trial programme to date of its SCC based products, carried out by BASF. BASF is the dominant supplier to the paper coating industry for various additives. These additives do not have a pigment related function such as SCC but impart certain properties on the coatings mix and typically contribute up to 15%. A good example of this group of additives is a binding agent. BASF approached CalciTech in order to ascertain whether its additives would be compatible with SCC based products.

In the trials CalciTech’s SCC was benchmarked against leading products in the mineral pigments for paper industry. It was shown that CalciTech’s SCC:

•

Is the only product to show consistent low viscosity at all shear levels: applying CalciTech’s SCC in a coatings mix will positively influence the running behaviour of the paper producing machinery, leading to increased productivity and lower costs.

•	Imparts superior whiteness and brightness: these are essential product quality parameters, required to produce high quality high-end paper.

•	Leads to greater opacity: another very important quality parameter, especially important for light-weight papers.

•

Has superior print gloss: this parameter greatly determines the quality of the printed product. CalciTech’s SCC imparts a higher gloss on the coated paper, but over and above that, the contrast between the print and background shows superiority as well.

•	Gives slow ink settling: this leads to lower ink consumption and hence significant cost savings for the printer.

•	Provides superior rotogravure printability

Following these tests using CalciSGTM, CalciTech developed its latest product, CalciRGTM for the rotogravure market as a high-end additive to Kaolin.

In total, over twenty trials have been conducted with both scientific institutions and commercial paper producers, varying from lab scale to full-scale machine trials.

Further SCC products are currently being developed and are expected to be launched in due course to serve the water based decorative paint market. While paint overall is growing at a rate of two percent (2%) annually, water based emulsion paint is growing at nine percent (9%) driven by environmental considerations and generally carries a premium price over paper industry products.

In April 2003, the Company appointed GUSCO Handel as its sole sales representative to the paper and board industry in Europe for the Company's SCC products: CalciLS™ and CalciSG™. GUSCO Handel is a subsidiary of family owned G. Schürfeld Group, founded in 1937 and is active as an accredited agency in the marketing and sales of forest products (pulp, paper, board and timber). Other parts of the Schürfeld Group include Cellpap Terminal Kiel GmbH, which specializes in the handling, storage and distribution of forest products, Drewsen Spezialpapiere GmbH & Co.KG, a well respected manufacturer of tailor made woodfree speciality papers and Schleipen & Erkens, a paper converter that focuses on silicon coating for label paper. The broad experience of GUSCO HANDEL in the paper industry gained from its’ wide customer relations developed over many years, made them spot the unique growth opportunity presented by CalciTech SCC. GUSCO Handel was appointed as the Company's European sales representative for paper to commence pre sales and reservation for the planned production from its proposed first commercial plant in Germany. The Company also retained the services of W S Atkins plc of Stockport, UK as consulting engineers for its first small scale commercial plant at Leuna, Germany, which resulted in their production of an in depth feasibility study and technical due diligence report. Engineering work and permitting applications for the new building are now in the final phase.

By the end of February 2005 the Company had received Letters of Intent (LOI) from various German companies in the paper industry for its SCC products: CalciLS™ and CalciSG™. These LOI are subject to a definitive agreement that is to be executed upon the completion of a full scale production plant in Leuna. If and when these LOI are converted into definitive contracts, the Company believes that approximately 80% of the projected revenue for its first planned merchant facility in Germany will be derived from these definitive contracts. The customers who have signed the LOI are a cross section of major German companies in the paper industry. Each customer has signed confidentiality agreements and tested, at their own expense, the Company’s SCC sample product in their manufacturing process. The sample product has been purchased by GUSCO HANDEL as part of it’s agreement with CalciTech and GUSCO HANDEL has the right to recover the sample cost in the event that any sale revenue is generated from the definitive agreements. Furthermore, GUSCO HANDEL has undertaken to collect all revenues earned on behalf of CalciTech and guarantee it’s customer payments for an additional fee.

The Company believes that the high interest by paper producers to evaluate the Company’s SCC products has been due to the uniqueness of CalciTech’s SCC and the collaboration with GUSCO Handel.

Business Activity : Small scale production plant

The small scale production plant, while not a full size commercial plant, is, nevertheless, a commercial plant. Since the Company is able to manufacture final products suited for the paper industry, the small scale production plant will earn fees for samples of waste conversion and sales sample requirements for other Company projects in other regions. In addition, high grade PCC for the pharmaceutical industry is often sold in relatively small amounts and command prices in excess of EU 800 per ton. The Company will seek to manufacture and sell high grade product in these specialist areas where demand for services is not available

Business Activity: Norway

In the late 1990s, the Company entered into a memorandum of understanding with the Norwegian Company, Odda Smelteverk AS (“Odda”) leading to an agreement to form a joint venture for the production and sale of SCC in Norway. Odda generated black waste lime as part of its production of dicyandiamide. In the past, Odda failed to make use of this black waste lime. As part of its environmental regulation compliance, it was required to reduce its emission of black waste lime. Black waste lime from an Odda plant was transferred to England and converted as part of the pilot program.

The Company owns 51% of the joint venture, CalciTech Odda A.S., through its subsidiary, CalciTech Holdings ApS. CalciTech Odda A.S. planned to build a full commercial scale plant, producing at least 40,000 tons of SCC per year to sell to the Scandinavian market, with further plant expansions thereafter, following the expected expansion of Odda’s capacity and production of black waste lime. Due to delays caused by Odda Smelteverke, the Company is now planning to build the first plant of 40,000 tpa at its site in Leuna, Germany. The plant at Odda was planned to fall into a Phase II building program. However in March 2003 Odda announced the appointment of a bankruptcy administrator, who has since sold the plant that produced the waste by-product to another producer and has closed down all its operations. As a result the joint venture company has ceased trading and is in the process of being liquidated, subject to settlement negotiations with the parent of the former partner.

Business Activity: Germany

The Company currently is finalizing its plans to build its first German SCC plant and production scheduling, which is subject to the availability of funds through financing. The Company signed an agreement with the German government agency, Mitteldeutsche Sanierungs - und Entsorgungsgesellschaft mbH (“MDSE”), on March 2, 2000, giving the Company exclusive access to the carbide lime stored in a portion of MDSE’s waste dump in Schkopau, Germany and an option to purchase an additional waste pond. In May 2004, CalciTech executed a further agreement with the MDSE in Germany for the exclusive access to a further 2.5 million tonnes of carbide lime waste at the Schkopau site near Leuna.

Following these transactions, the Company will have access to over 3.5 million tons of carbide lime. MDSE is the government agency responsible for the management of the Environmental Legacy of Eastern Germany. This program to eliminate historical waste lime is part of MDSE’s plan for landscape recovery.

The first proposed full scale German plant is to be located in Leuna near Leipzig, Germany, located six kilometers from the Schkopau waste lime dump. The plant is planned to produce 40,000 tons of SCC per year. In the Leipzig area, there are over 10 million tons of waste material. The waste lime was created as a by-product of producing acetylene gas, which was important for the former Eastern Block economies. At this site, the Company will have access to 98% pure flue CO2 from the local oil refinery’s stack emissions after treatment by Linde AG.

The German federal state of Sachsen-Anhalt and its government agency Wirtschaftsforderungsgesellschaft für das Land Sachsen-Anhalt mbH (“WISA”) informed the Company that it is eligible for a grant that will pay up to 50% of the capital costs of the production plants located at Leuna. The balance of 50% is intended to be project finance and, as advised by PriceWaterhouseCoopers, who review applications on behalf of the State, a State guarantee of up to 80% of this portion may be considered as available. The Company has been advised by potential “House Banks” in Germany, that an application for the state guarantee would be obtainable if the Company were to invite an industrial partner to participate in the project. Discussions are ongoing in this regard.

The Company will produce slurry and dry products for sale in Germany and neighboring countries. Germany is currently the largest producer of coated paper with 4.75 million tones and a further 1.25 million tones of coated board in 2003. Both applications currently use a mix of kaolin and GCC in their production.

To support the activity in Germany the Company announced on the May 15, 2002 that it had applied and was approved for listing on the Freiverkehr, the third segment of the Frankfurt Exchange.

Business Activity: Republic of Slovakia

The Company originally signed a memorandum of understanding with Novaky Chemical Company (“Novaky”) to form a joint venture company to produce SCC from Novaky's waste lime. A joint venture agreement was signed on March 23, 2004. Novaky currently has over 1.5 million tons of waste lime in temporary storage and continues to produce more in its ongoing acetylene production. The Company is currently studying the technical, financial and marketing feasibility of a large production facility plant to serve the Central European market.

Under the terms of the memorandum of understanding, CalciTech will control the joint venture. The Company expects the project to qualify for environmental and investment incentives from The Republic of Slovakia, which is an early entrant to the European Union enlargement.

Novaky, a renowned chemical conglomerate with a turnover of around $170 million, was founded in 1940. The company manufactures intermediate products such as electrolysis products, basic organic chemicals, vinyl chloride as well as end products manufactured from these intermediates and from polyvinyl chloride ("PVC"). Products are sold on both the domestic and the wider European market. Previously a state company, Novaky was partially privatized in 2001 when Canadian company Exall Resources was selected by the Slovak National Property Fund to buy a 40.97% stake in the company. With the entrance of the Slovak Republic into the EC, compliance with environmental standards has become critical. It was, therefore, the company that approached CalciTech for use of its proprietary technology in solving their carbide lime related environmental problems.

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

Bubbletube

To address the problems associated with scaling up of reactors in the chemical industry from a small pilot plant to full-scale production, the Company worked with the Swiss Federal Institute of Technology in Lausanne in a project sponsored by the European Commission called the “Bubbletube.” Scaling up can take about a third of the time it takes to bring a product to market and often affects its quality and yield.

In November 2000, the Company received the European patent for the Bubbletube followed in January 2003 by the grant of the US patent. The Bubbletube is a new tubular segmented plug flow reactor for the synthesis of fine powders by precipitation. The technology uses two non-miscible fluids to generate micro reactors in which the precipitation reagents are thoroughly mixed. The micro-reactors yield precipitated particles that are uniform, small with a controlled morphology. Although this technology may have future uses for PCC, it is not expected to have uses in the SCC technology the Company is currently bringing in to use. The Company’s participation with Ecole Polytechnique Fédérale de Laussane (“EPFL”) led to its acquisition of patent rights with the agreement to license certain fields, particularly in the area of Ceramics, back to EPFL. The Company has been the financial coordinator of a development program consisting of seven participating organizations funded by a three million Euro grant from the European Union. The Company participated in the market research element of this development. This program ceased on January 1, 2002 and certain participants are continuing to develop the technology to the next stage. The Company is not participating in this stage.

CalciTech decided the technology had no value in relation to its SCC technology, nor as a stand alone product for development warranting further investment and decided to cease spending technology development funds on the initiative. In December of 2004, the Company assigned the patents relating to the intellectual property rights for CHF 35,000, the amount of the direct patenting costs, to TechPowder SA of Lausanne, Switzerland, a spin off of the original consortium.

No value was previously assigned to the Bubbletube patent in the Company's financial statements.

Other Products, Patents and Licenses

The Company holds licenses to develop, produce and sell Trylene Gas, which is an acetylene based fuel gas. The Company also holds a Canadian patent covering certain processes producing Calcium Carbonates (No. 1179138). The Company’s Canadian patent No. 1145113 expired on April 27, 2000 and patent No. 11791138 expired on December 11, 2001. The Company also holds a license to a U.S. patent on an acetylene gas process. Currently, the Company is not exploiting these patents or licenses which were not assigned any value in the financial statements.

The Company first applied to patent its process of transforming waste lime into high quality SCC in 1998 and subsequently a patent was granted the United Kingdom. An international application was filed under the European Patent Cooperation Treaty in December of 1999 to expand the protection of the Company’s intellectual property on an international level. The patent examination was completed in May 2001 and patents were granted on July 31, 2003 in 13 European countries. Since then, patents have also been granted in Eurasia (Russia and the independent states formerly part of the Soviet Union), South Africa, Hong Kong, Australia and New Zealand. The Company has implemented patent registration in an extensive number of countries worldwide, including United States, Brazil, Canada, Czech Republic, Hungary, Indonesia, India, Japan, Korea, Norway, Poland, and Slovakia.

The Company has no registered trademarks and no pending trademark applications.

Financing

During February 2003, the Company’s 8% and 7.5% convertible debentures with a principal amount of $3,390,000 were re-negotiated by their retirement against the issue of new 6% debentures of $297,000 to February 15, 2004, and $3,805,000 to February 15, 2005. The notes for an aggregate amount of $300,000 issued in April 2002 were not re-negotiated. The reissued convertible debentures did not carry any right to warrants for the investors. All other terms of the convertible debentures remained unchanged.

During February 2004, the Company’s 6% convertible debentures with a value of $4,402,000 were re-negotiated by their retirement against the issue of new 5% debentures with a value of $4,642,000 to February 28, 2005. All terms of the convertible debentures remain unchanged from the original debenture notes.

During June 2004, holders of the 5% convertible debentures were offered a proposal to amend the terms of their notes. The notes were amended to change (1) the conversion date to December 31, 2007 and (2) the conversion price to $1.75 per share. All other terms and conditions of the 5% convertible debenture remained the same. As of this date, all of the 5% convertible debentures have been amended.

On January 26, 2005, the Company concluded a private placement for a total of US$2.25 million. The placement consisted of the issuing of 9 million units, each unit consisting of one common share priced at US$0.25, with one full common share purchase warrant for twelve months priced at US$0.35 and one half warrant for twenty four months priced at US$0.25. The placement was conducted pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, provided for in Regulation S promulgated thereunder, as a placement made exclusively to persons who are not “U.S. Persons” as defined in the exemption. The proceeds of the placement were used in part towards upgrading CalciTech’s small-scale production plant in Germany from a batch process to a more fully integrated operation, thereby increasing its production capacity; completion of worldwide patent applications; further development of its new premium additive product, CalciRGTM; and for general working capital purposes.

Revenue

The Company has no large scale commercial SCC plants and the Company has received no revenue in the years ended February 28, 2003, February 28, 2002 or February 28, 2001. During the current financial year and in 2004, the Company received revenues totaling $74,928 and $51,000 respectively from the sale of SCC samples. Please see the Consolidated Statement of Income and Item 8, Selected Financial Data, and Item 9, Management’s Discussion and Analysis of Financial Condition and Results of Operations, for more information.

Dependence on Customers and Suppliers

The Company is not dependent upon a single or a few customers or suppliers for revenues for its operations.

Project and Product Development

During the year, the Company effectively moved out of the research and development stage and into the next stage of developing products and further projects. Accordingly, the Company now incurs project and product expenses and no research and development expenses. The Company expensed $238,000 on project development and $152,000 on product development. The Company expensed $NIL on research and development in the fiscal year ended February 28, 2005.

The Company expensed $353,000 on research and development in the fiscal year ended February 29, 2004, $719,000 in the fiscal year ended February 28, 2003 and $696,000 in the fiscal year ended February 28, 2002 on research and development.

C.	Organizational Structure

The following is an organizational chart of the Company.

	CalciTech Ltd A Bermuda Company
	100%
	CalciTech Synthetic Minerals Ltd A Bermuda Company
100%
		100%
CalciTech Group Services SA A Swiss Corporation		CalciTech Holding ApS A Danish corporation

100%		51%
CalciTech Deutschland GmbH A German corporation		CalciTech Odda AS A Norwegian corporation (in liquidation)

D.	Property, Plant and Equipment

The Company holds a lease on its administrative service office facility in Switzerland, expiring in October 2010. After October 2010, the Company intends to continue to locate its principal facility in Switzerland, but will reassess its need for future expansion to meet its business plan.

The Company maintains a Synthetic Calcium Carbonate “SCC” small scale production plant at Leuna, Germany. This small plant has a maximum capacity of 800 tonnes per annum. A well equipped laboratory facility has also been installed adjacent to the plant.

The Company currently has no full scale commercial plants in production. The Company owns an option to purchase land in Leuna, Germany, which the management believes is ideal for building a SCC manufacturing plant.

Item 5. Operating and Financial Review and Prospects

This discussion and analysis of the operating results and financial position of the Company for the three years ended February 28, 2005, February 29, 2004 and February 28, 2003 should be read in conjunction with the Consolidated Financial Statements and the related notes thereto.

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

The following table sets forth net income under IFRS and under U.S. GAAP for the periods indicated.

	2005	2004	2003		Cumulative total since inception restated

Net loss in accordance with IAS, restated	$(1,668)	$(2,244)	$(2,188)		$(39,720)
Interest on convertible debentures	-	(280)	(288)		(895)
Beneficial conversion feature on credit facility	(579)	(404)	(590)		(3,585)
Share options accounting	(67)	-	47		(281)

Net loss in accordance with US GAAP	$(2,314)	$(2,928)	$(3,019)		$(44,481)

Basic net loss per share under US GAAP	$(0.030)	$(0.060)	(0.070)	$
Diluted net loss per share under US GAAP	$(0.030)	$(0.060)	(0.070)	$

The following table sets forth shareholders’ equity under IFRS and U.S. GAAP as of the dates indicated.

	2005	2004

Shareholders' deficiency in accordance with IFRS, restated	$(1,141)	$(2,571)
Convertible debentures	(4,143)	(4,501)

Shareholders' deficiency in accordance with US GAAP	$(5,284)	$(7,072)

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

New accounting pronouncements under IFRS and US GAAP

In December 2002, the FASB issued FAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure – an amendment of FASB Statement No. 123". FAS 148 amends FAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in the financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of FAS 148 are effective for financial statements issued for fiscal years ending after December 15, 2002. The Company has elected to continue accounting for employee stock based compensation in accordance with APB 25 and related interpretations and therefore FAS 148 is not expected to have a significant impact on the Company’s financial position or results of operations.

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

In May 2003, the FASB issued FAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. FAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company is in the process of evaluating the effect of adopting FAS 150 in its consolidated financial statements and is not expected to have a material effect on the consolidated financial position or results of operations.

General

A.	Operating Results

February 28, 2005 compared to February 29, 2004.

Revenue. The Company had revenue totaling $75,000 for the year ended February 28, 2005 compared to $51,000 for February 29, 2004.

Expenses. Research and development costs expensed were decreased from $353,000 to $NIL and general and administration expenses decreased from $1,723,000 to $920,000. Among specific items, product development and project development increased to $176,000 and $238,000, respectively. This was as a result of the shift by the Company to commercialize its products and technology. Audit and accounting fees decreased by $5,000 to $142,000.

Net Loss. The net loss in fiscal year 2005 decreased to $1,668,000 from $2,244,000 in 2004.

February 29, 2004 compared to February 28, 2003.

Revenue. The Company had revenue totaling $51,000 for the year ended February 29, 2004 compared to $NIL for February 28, 2003.

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

Foreign Currency Exchange Rates

A significant portion of the Company’s business is conducted in currencies other than the United States dollar. As a result, the Company is subject to exposure from movements in foreign currency exchange rates. The Company does not currently engage in hedging transactions designed to manage currency fluctuation risks. See Notes to Consolidated Financial Statements – Note 2.5. Foreign Currency Translation.

Inflation

Historically, inflation has not affected the Company's business in the current locations where it does business and the Company does not expect that it will do in the future.

Interest Rate Sensitivity

The Company is not currently subject to adverse movement in interest rates because the Company’s credit facilities are fixed at an interest rate of 7.50% and Convertible Debentures at an interest rate of 5%. The credit facility agreement requires repayment on August 31, 2006. The Company may redeem the Convertible Debentures before December 31, 2007. The Company does not currently engage in hedging transactions designed to manage interest rate fluctuation risks.

B.	Liquidity and Capital Resources

As of February 28, 2005, the Company's working capital deficiency decreased to $359,000 from the working capital deficiency of $1,848,000 on February 29, 2004. On February 29, 2004, the Company’s working capital deficiency increased by $534,000 from a working capital deficiency of $1,314,000 on February 28, 2003.

To develop and commercialize its SCC technology, management foresees its primary need for capital in the next 12 months ending February 28, 2005 will be approximately $7,500,000 for working capital and capital plant investments to carry out its strategic business plan. These requirements are expected to be met through a combination of the Epsom credit facility and new equity financing.

The Company is currently financed by a credit facility from Epsom of up to US $2,500,000 at an interest rate of 7.50%, of which amount the Company had drawn down $238,000 at February 28, 2005, with a repayment due date of August 31, 2006.

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

During February 2003, the Company’s 8% and 7.5% convertible debentures with a principal amount of $3,390,000 were re-negotiated by their retirement against the issue of new 6% debentures of $297,000 to February 15, 2004, and $3,805,000 to February 15, 2005. The notes for an aggregate amount of $300,000 issued in April 2002 were not re-negotiated. The reissued convertible debentures did not carry any right to warrants for the investors. All other terms of the convertible debentures remained unchanged.

During February 2004, the Company’s 6% convertible debentures with a value of $4,402,000 were re-negotiated by their retirement against the issue of new 5% debentures with a value of $4,642,000 to February 28, 2005. All terms of the convertible debentures remain unchanged from the original debenture notes.

During June 2004, holders of the 5% convertible debentures were offered a proposal to amend the terms of their notes. The notes were amended to change (1) the conversion date to December 31, 2007 and (2) the conversion price to $1.75 per share. All other terms and conditions of the 5% convertible debenture remained the same. As of this date, all of the 5% convertible debentures have been amended.

During June 2004, holders of the 5% convertible debentures were offered a proposal to amend the terms of their notes. The notes were amended to change (1) the conversion date to December 31, 2007 and (2) the conversion price to $1.75 per share. All other terms and conditions of the 5% convertible debenture remained the same. As of this date, all of the 5% convertible debentures have been amended.

On January 26, 2005, the Company concluded a private placement for a total of US$2.25 million. The placement consisted of the issuing of 9 million units, each unit consisting of one common share priced at US$0.25, with one full common share purchase warrant for twelve months priced at US$0.35 and one half warrant for twenty four months priced at US$0.50. The placement was compliant with Regulation S of the United States Securities Act of 1933. Under this regulation, shares offered exclusively to non-US residents are subject to trading restrictions as laid down in the Company’s jurisdiction of domicile, which in CalciTech’s case is Bermuda. Resulting from this regulation, shares issued in the placement were subject to a trading restriction of 40 days.

In February 2005, Epsom Investment Services N.V. agreed to convert a further $1,400,000 of the balance due under the credit facility agreement into common stock of the Company on the basis of one share for each $0.20 of note. This conversion resulted in the issue of 7,000,000 common shares. In addition, in February 2003, Epsom Investment Services N.V. agreed to convert a further $600,000 of the balance due on the credit facility agreement into common stock of the Company on the basis of one share for each $0.24 of note. This conversion resulted in the issue of 2,531,645 common shares. In February 2004, Epsom Investment Services N.V. agreed to convert a further $2,000,000 of the balance due on the credit facility agreement into common stock of the Company on the basis of one share for each $0.20 of note. This conversion resulted in the issue of 10,010,510 common shares

Additional equity financing will be required to enable the Company to implement its business strategy of growth, which includes investment in joint ventures in the SCC industry. No assurances can be given that the Company will be able to raise cash from additional financing efforts. If the Company is unable to obtain sufficient funds from future financing or unable to complete its short-term financing, the Company may not be able to fully achieve its business objectives.

C.	Research and Development, Patents and Licenses, etc.

The Company expensed $ NIL in the fiscal year ended February 28, 2005, $353,000 in the fiscal year ended February 29, 2004 and $719,000 in the fiscal year ended February 28, 2003 on research and development. The Company will continue to fund development related to step-up expenses to achieve production on a full commercial scale.

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

E.	Off Balance Sheet Arrangements

None.

F.	Tabular Disclosure of Contractual Obligations

Contractual obligations are disclosed as follows:

		Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Credit facility	365		365
Convertible debentures	4,501	4,501
Equipment leasing	36	20	11	5
Property rental	182	62	69	51

Total Contractual Cash Obligations	5,084	4,583	445	56	0

Item 6. Directors, Senior Management and Employees

A.	Directors, Senior Management

The following is a list of the Company’s directors and officers and a brief description of their business experience. There are no family relationships between any officers and directors.

At the Company’s Annual General Meeting of Shareholders held on February 25, 2005, the Board of Directors changed as follows:

•	Following nine years of service as a director of CalciTech Ltd, Mr. Mark Tomkins decided not to stand for re-election as a director of the Company due to pressure of business commitments.

•	Mr. Alan Perkins was elected as non-executive Director to the Board.

Name	Age	Positions Held	Period

Roger A. Leopard	63	Director President and Chief Executive Officer	June 2001-Present February 2000 – Present
Mr. A. Perkins	67	Director	February 2005 – Present

John M. Smith	69	Director	August 1993 – Present

Roger A. Leopard is a Chartered Accountant, initially with Deloittes until leaving the profession in 1966 to join The Great Universal Stores as Assistant Treasurer. He played a key role in the development of the corporation’s financial services division. In 1976, Mr. Leopard was appointed Vice President of Finance of the CIG Group, a computer leasing and related product marketing and service operation with diversified European operations. He was subsequently appointed Chairman of the Board and Chief Executive of CIG Group’s, U.S. listed, parent company. During this period, he specialized in innovative methods of financing a wide range of businesses and was involved in early stage company development and finance. This involved the arranging of funding for many commercial organizations in North America, Western Europe, Russia and the CIG Group. Before becoming a director of the Company, Mr. Leopard was a director of Epsom Investment Services N.V. Upon his appointment, he resigned this position and is no longer involved with Epsom Investment Services N.V. Mr. Leopard is currently the President, Chief Executive Officer and Director of the Company.

Alan Perkins has a long and distinguished career in investment management with exposure to a wide range of clients and commercial situations, developing strong business and technical skills. Most recently he was instrumental in the establishment of Pavilion Asset Management Ltd. As an investment subsidiary of Family Assurance Friendly Society. Mr. Perkins also played a part in the subsequent acquisition of a major stake in the subsidiary by Seymour Pierce Group plc in September 2000. Until recently he was the Chief Investment Officer of Pavilion and second in command, supervising their offices in Brighton, UK. Mr. Perkins was also responsible for managing the funds for two major clients, totaling £2 billion.

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

During the Company’s fiscal year ended February 28, 2005, the Company paid an aggregate of $492,000 in compensation to its directors and officers as a group for services in all capacities. The Company did not make any payments for pension or retirement plans for officers and directors.

Directors’ Compensation

Directors who are not employees of the Company are compensated by stock options and $1,000 for each board meeting attended, in addition to travel expenses. During fiscal year 2005, non-employee Directors were granted stock options. Directors, who are also officers of the Company, do not receive additional compensation for serving as Directors.

Executive Compensation

The following table sets forth the aggregate cash compensation paid for the past fiscal year for services of Mr. Leopard.

SUMMARY COMPENSATION TABLE

				Long Term Compensation

		Annual Compensation		Awards		Payouts

Name and Principal Position	Fiscal Cash Year Compensation ($)		Other Annual Compensation ($)	Restricted Stock Award(s)	Securities Underlying Options (#)	LTIP Payouts ($)	All Other Compensation ($)

Roger A. Leopard C.E.O. & President	2005	120,000	Nil	0	500,000	0	0

C.	Board Practices

The Directors of the Company serve a one-year term and are elected at the Annual General Meeting of Shareholders. At the Annual General Meeting of Shareholders, held on February 25, 2005 the shareholders elected Messrs. Roger A. Leopard, John M. Smith, and Alan Perkins as Directors. The officers of the Company are elected by the Board to serve at the pleasure of the Board. The Company has no contracts with any of its Directors that provide for payments upon termination.

During the 2005 fiscal year, Messrs. Tompkins and Smith comprised the Audit Committee and Messrs. Tompkins and Smith comprised the Compensation Committee. Since the Annual General Meeting of Shareholders, Mr. Alan Perkins has succeeded Mr. Mark Tompkins on the Audit and Compensation Committees. The primary functions of the Audit Committee are to review the scope and result of the audit performed by the Company's independent accountants, the Company's internal accounting controls, non-audit services performed by the independent accountants and the cost of accounting services. The Compensation Committee reviews all compensation proposed for senior management and Board members.

D.	Employees

The Company’s subsidiary, CalciTech Group Services SA, has no full-time employees and no part-time employees located in Switzerland. The Company has two officers located in Switzerland: Mr. Leopard and Mr. Smith. CalciTech Deutschland GmbH, has four full-time employees and no part-time employees located in Germany. The Company and its other subsidiaries do not have employees.

E.	Share Ownership

The following table sets forth the share ownership of the Officers and Directors of the Company as of date of filing.

Name of Beneficial Owner	Number of Shares	Percent
Roger A. Leopard	0	0
John M. Smith	451,250*	0.84
Alan Perkins	0	0

* - this total includes 191,250 shares held in escrow, of which Mr. Smith is not the beneficial owner.

Outstanding Options

Name	Shares Underlying Options	Exercise Price	Purchase Price, if any	Expiration Date
Roger A. Leopard	500,000	CAD 0.33	-	October 10, 2008
H.J. M Tompkins	250,000 250,000 100,000 100,000	CAD 0.30 CAD 0.45 CAD 0.33 CAD 0.24		February 25, 2010 February 25, 2010 February 25, 2010 February 25, 2010
John M. Smith	250,000 100,000 100,000	CAD 0.45 CAD 0.33 USD 0.24	- -	February 25, 2008 October 10, 2008 February 25, 2010
Marc Lakmaaker	50,000	CAD 0.33	-	October 10, 2008
Geoffrey Long	100,000	CAD 0.33	-	October 10, 2008
Alan Perkins	250,000	USD 0.24	-	February 25, 2010

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

Following his decision not to stand for reelection to the Board of Directors, CalciTech entered into a consulting agreement with Mr. Tomkins for the delivery of services relating to the financing of projects by way of equity or debt as the parties may agree in writing from time to time. As part of the agreement, Mr. Tomkins’s options as granted will be maintained by the company through to maturity.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Past development expenditures were and are currently funded through a Credit Facility Agreement with Epsom Investment Services N.V. (“Epsom”), whose clients collectively hold less than 25% of the equity of the Company. Epsom has no control over these shares as they are held by clients in their own right. Subject to the foregoing, the Company is not directly or indirectly owned or controlled by any other corporation or by any foreign government. Further, the Company does not know of any arrangement, which may by its operation result in a change in control of the Company at some subsequent date.

On July 18, 2005, New Star Institutional Managers, Ltd.,Family UK Equity Fund, Stephen Whittaker, Gregor Logan, Mark Beale, Ian Bettie, Timothy Bray, Keith Brown, Howard Covington, John Duffield, Anna Kirk, Richard Lewis, Rupert Francis James Henry Ruvigny, Michelle Sanders and Deborah Weekes collectively filed a Schedule 13G with the SEC to report their beneficial ownership of 4,419,000 Common Shares which constituted 5.5% of the outstanding Common Shares.

As of February 28, 2005, there were 1,230 record holders of Common Shares in the United States representing approximately 58% of the total shareholders as reported to be held in the records of Computershare Trust Company, the Registrar and Transfer Agent for the Common Shares.

B.	Related Party Transactions

The amount paid to shareholders, directors and officers of the Company and their related companies for consulting and other services totaled $492,000, $132,000 and $205,000 for the years ended February 28, 2005, February 29, 2004 and February 28, 2003, respectively.

In the financial year ended February 29, 2004, this amount included $136,000 paid to EuroHelvetia TrustCo S.A. ($117,000 in the year ended February 29, 2004), who were contracted by CalciTech to act as the Company’s exclusive financial advisors. EuroHelvetia charge their fees for work related to advice on private placements, fund raising and project finance. Roger A. Leopard, Chief Executive Officer and President of the Company, is also a director of EuroHelvetia TrustCo S.A. EuroHelvetia also provides administration of Epsom Investment Services N.V.

During the year ended February 29, 2004, the Company disposed of its 100% subsidiary, CalciTech Group Services SARL (incorporated in France) to the CEO, Roger Leopard and Geoffrey Long, an officer of the Company, for a price of €10 (Ten Euros).

Roger A. Leopard charged the remaining $NIL ($16,000 in the year ended February 29, 2004) to CalciTech Group Services SARL in providing strategic and industrial counseling services.

The fees and services were approved by the independent directors.

C.	Interest of Experts and Counsel.

Not Applicable.

Item 8. Financial Statements

A.	Consolidated Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

•	Auditors’ Report.

•	Consolidated Balance Sheet for years ended February 28, 2005 and February 29, 2004.

•	Consolidated Statement of Operations for the years ended February 28, 2005, February 29, 2004 and February 28, 2003.

•	Consolidated Statement of Shareholders Deficiency for the years ended February 28, 2005, February 29, 2004 and February 28, 2003.

•	Consolidated Statement of cash flows for the years ended February 28, 2005, February 29, 2004 and February 28, 2003.

•	Notes to Consolidated Financial Statements.

Dividend Policy

The Company has never paid any dividends and does not intend to in the near future.

B.	Significant Changes

None.

Item 9. The Offering and Listing

A4.	Price History of Stock

Until January 19, 2005, the Company’s Common Shares were listed in Canada on the TSX Venture Exchange (“TSX”), under the symbol CLK and in the United States on the OTC Electronic Bulletin Board (“OTC Bulletin Board”), under the symbol CLKTF.OB. On May 15, 2002, the Company’s shares were approved to trade on the Third Segment of the Frankfurt Stock Exchange in Germany, under the symbol XCH. In July 2005, the Company's Common Shares were approved for listing on the OFEX under the symbol CLK.

On September 27, 2004, following a full review by CalciTech’s Board of Directors, the Company decided that it was in the best interest of both the Company and its shareholders to request to delist its Common Shares from the TSX Venture Exchange. Permission for the delist had been granted by the Company’s shareholders at the Annual General Meeting held on October 29, 2003. Permission to delist was granted on January 19, 2005. The reasons underlying the request to delist were as follows:

30

•

The continuing obligations and resulting demands on the Company’s financial and personnel resources required maintaining the TSX listing, were considered to be in no proportion to the benefits received from this listing.

•	Service levels received by the Company were considered to fall substantially short of those to be expected from a professionally run exchange.

•

The level of competence and swiftness of response from the TSX in relation to issues raised by the Company were considered to be lacking. Example of aforementioned is the serious delay by the TSX, of over one year, in approving newly issued CalciTech stock.

•

During its time on the TSX, CalciTech has been confronted with a number of unjustifiable trade halts. In these instances it was found that the TSX refused to communicate clearly and in a timely fashion to the arguments brought up by CalciTech. The insistence by the regulatory bodies in Canada on two occasions that the Company file a Quarterly Management Discussion and Analysis as a prerequisite for resumption of trade, were wholly unfounded under BCSC and ASC regulation. The Company was forced to expend significant resources in resolving a situation it had been forced into unnecessary.

•

The Company felt its resources were better spent in consolidating its North American listing on the OTC Bulletin Board while focusing on implementing new and anticipated procedures in compliance with the Sarbanes-Oxley Act.

•

It was felt that a consolidation on the OTC Bulletin Board would concentrate trading in the Company’s shares, thereby providing a more accurate picture to shareholders of trading pattern on the North American market.

•	The consolidation was also seen as a measure to reduce arbitrage trading on the North American markets.

The high and low prices expressed in Canadian dollars on the TSX for the Company’s Common Shares and the high and low prices expressed in United States dollars quoted on the OTC Bulletin Board for the last six months, each quarter for the last two fiscal years and annually for the last five years are as follows:

	TSX Venture Exchange (Canadian Dollars)		OTC Bulletin Board (United States Dollars)
Period	High	Low	High	Low
July 2005	N/A	N/A	$ 0.23	$ 0.18
June 2005	N/A	N/A	$ 0.23	$ 0.15
May 2005	N/A	N/A	$ 0.22	$ 0.205
April 2005	N/A	N/A	$ 0.23	$ 0.19
March 2005	N/A	N/A	$ 0.215	$ 0.17
February 2005	N/A	N/A	$ 0.27	$ 0.17

2004-2005	High	Low	High	Low
Fourth Quarter ended February 28, 2005	N/A	N/A	$ 0.28	$ 0.17
Third Quarter ended November 30, 2004	N/A	N/A	$ 0.26	$ 0.16
Second Quarter ended August 31, 2004	N/A	N/A	$ 0.26	$ 0.16
First Quarter ended May 31, 2004	$ 0.49	$ 0.31	$ 0.286	$ 0.21
2003-2004	High	Low	High	Low
Fourth Quarter ended February 29, 2004	$ 0.37	$ 0.235	$ 0.27	$ 0.18
Third Quarter ended November 30, 2003	$ 0.37	$ 0.27	$ 0.24	$ 0.18
Second Quarter ended August 31, 2003	$ 0.36	$ 0.27	$ 0.30	$ 0.21
First Quarter ended May 31, 2003	$ 0.49	$ 0.31	$ 0.31	$ 0.22

	High	Low	High	Low
2004 – 2005 Annual
2003 – 2004 Annual	$ 0.49	$ 0.235	$ 0.31	$ 0.18
2002 – 2003 Annual	$ 0.73	$ 0.39	$ 0.41	$ 0.25
2001 – 2002 Annual	$ 0.65	$ 0.21	$ 0.45	$ 0.12
2000 – 2001 Annual	$ 0.50	$ 0.18	$ 0.33	$ 0.12

B.	Plan of Distribution

Not Applicable.

C.	Markets

The Company’s Common Shares are listed in the United States on the OTC Bulletin Board under the symbol CLKTF.OB. Up until January 19, 2005, the Company’s Common Shares were listed in Canada on TSX, when delisting from this exchange was formalized. With effect from May 15, 2002, the Company’s Common Shares have been listed in Germany on the Third Segment of the Frankfurt Stock Exchange under the symbol XCH. In July 2005, the Company's Common Shares were approved for listing on the OFEX under the symbol CLK.

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

In accordance with Bye-laws, Directors shall be elected by an “ordinary resolution” which means (a) a resolution passed by the shareholders of the Company in a General Meeting by a simple majority of the votes cast in person or by proxy, or (b) a resolution that has been submitted to the shareholders of the Company who would have been entitled to vote on it in person or by proxy at a general meeting of the Company and that has been consented to in writing by all shareholders of the Company entitled to vote on it.

The Bermuda law and Company’s Articles and Bye-laws contain no provisions that would prevent or delay a change in control of the Company.

C.	Material Contracts

Addendum to the Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated February 27, 1998. On February 28, 1998 the Company entered in a credit facility agreement of up to $2,330,000 with Epsom Investment Services N.V. bearing interest at 8% per annum and a repayment date of 2000. In April 1999, the Company amended the credit facility agreement to provide up to $5,000,000 until February 28, 2001, and reduced the interest rate to 7.75%. Subsequently, the credit facility agreement was amended in February 2001. On February 28, 2003, this credit facility agreement was further amended to reduce the maximum amount of credit to $2,500,000, in addition to a reduction in interest charged to 7.5% per annum. During February 2005, this credit facility was amended extended to August 30, 2006.

Under the terms of the credit facility agreement, any outstanding balance due on the credit facility agreement can be converted in part or in whole into shares of common stock at any time at the option of the holder. The conversion price is equal to 80% of the trading price per share of common stock on the date such note was made or additional advances were made. This credit facility is secured by shares of CalciTech Synthetic Minerals Ltd. No additional consideration was paid for the extensions on the repayment date for the credit facility.

D.	Exchange Controls

Control over foreign currency has existed in Bermuda since 1940 and is now governed by the Exchange Control Act of 1972 (the “Exchange Control Act”) and regulations promulgated thereunder and is administered by the Bermuda Monetary Authority (Foreign Exchange Control). The Exchange Control Act regulates foreign currency transactions between a resident of Bermuda and a non-resident of Bermuda. However, exempted companies, like the Company, are designated as “non-resident” for purposes of the Exchange Control Act, and as such, are entitled to maintain foreign currency bank accounts and to freely convert the balances in such accounts into currencies of other countries. Because exempted companies are designated as “non-resident” under the Exchange Control Act, consent from Foreign Exchange Control is required prior to incorporation. Prior consent of Foreign Exchange Control is also required to issue or transfer any share, debenture or other security of an exempted Company. General permission may be given to issue or transfer shares or other securities, in connection with a public issue, which are to be freely transferable. The Company received Bermuda’s permission to transfer its shares, which may be traded on the OTC Bulletin Board. Additionally, on May 15, 2002, the Company’s shares were approved to trade on the Third Segment of the Frankfurt Stock Exchange in Germany, under the symbol XCH.

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

The Company files Annual Reports and other information with the Securities and Exchange Commission. These accounts are filed electronically at the SEC Edgar website. You may read and copy any document that we file at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or by accessing the SEC's website (http://www.sec.gov). Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the Public Reference Rooms.

.

The Company's Common Shares is listed on the OTC Bulletin Board and similar information can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. Copies of the Company's material contracts are kept in the Company's administrative headquarters.

I.	Subsidiary Information

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

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Part II

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. DISCLOSURE CONTROLS AND PROCEDURES

As of the end of our fiscal year ended February 28, 2005, an evaluation of the effectiveness of our "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) was carried out by our principal executive officer and principal financial officer.  Based upon that evaluation, our principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance, they do not expect that our disclosure controls and procedures or internal financial controls will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Changes in Internal Control Over Financial Reporting:

During the fiscal year ended February 28, 2005, there were no changes in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16 [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL REPORT

There is currently two members on the Audit Committee. Mr. John M. Smith and Mr. Alan Perkins constitute the members of the Audit Committee. Both Messrs Smith and Perkins are independent directors. Due to the size of the Audit Committee, the Board has not determined that a member of the Audit Committee is qualified as an Audit Committee Financial Expert.

ITEM 16B. CODE OF ETHICS

We have not adopted a "code of ethics" (as that term is defined in Form 20-F) (the "Code of Ethics") as of this date, however, the Company intends to form a committee to advise on the content and adoption of the Code of Ethics as soon as practicable.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The independent auditor for the last two fiscal years was MRI Moores Rowland LLP.

Audit Fees

The aggregate fees billed by MRI Moores Rowland LLP for professional services rendered for the audit of the Company's annual financial statements on Form 20-F for the fiscal year ended February 29, 2004 was $69,050 and February 28, 2005 was $57,500.

Audit-Related Fees

The aggregate fees billed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company's financial statements for the year ended February 29, 2004 was Nil and February 28, 2005 was Nil.

Tax Fees

The aggregate fees billed for tax compliance, tax advice and tax planning rendered by our independent auditors for the fiscal year ended February 29, 2004 was Nil and February 28, 2005 was Nil.

All Other Fees

The aggregate fees billed for all other professional services rendered by the Company’s independent auditors for the fiscal year ended February 29, 2004 was Nil and February 28, 2005 was Nil.

The Audit Committee does not have any pre-approval policies or procedures. The percentage of hours expended on the principal accountant's engagement to audit the Company's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees was 0%.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Part III

Item 17. Financial Statements

The following Financial Statements pertaining to the Company are filed as part of this annual report:

Auditors’ Report

Consolidated Balance Sheet for years ended February 28, 2005 and February 29, 2004

Consolidated Statement of Operations for the years ended February 28, 2005, February 29, 2004 and February 28, 2003

Consolidated Statement of Shareholders Deficiency for the years ended February 28, 2005, February 29, 2004 and February 28, 2003

Consolidated Statement of cash flows for the years ended February 28, 2005, February 29, 2004 and February 28, 2003

Notes to Consolidated Financial Statements

Item 18. Financial Statements

See Item 17.

Item 19. Exhibits

Exhibit No.	Name

1.1	Articles of Kemgas Ltd. (1)

1.2	Altered Memorandum of Kemgas. (1)

1.3	Altered Memorandum of Kemgas, dated July 29, 1994 (4)

1.4	Certificate of Continuance to Bermuda, dated February 13, 1995 (4)

1.5	Bye-Laws of Kemgas, as adopted June 1995 (4)

1.6	Certificate of Incorporation on Change of Name dated September 11, 2000 (6)

3.1	Escrow Agreement - Property between Kemgas, Guaranty Trust Company of Canada and Kemgas Alberta Ltd. dated December 16, 1987 (1)

3.2	License Agreement between Kemgas, Kemgas Holdings Inc., and Kemgas Alberta Ltd. dated November 3, 1988 (1)

3.3	Technology Licensing Agreement between Kemgas and Kemgas Overseas N.V. dated June 12, 1989 (1)

3.4	Share Purchase Option Agreement between Kemgas and Kemgas Overseas N.V. dated June 12, 1989 (1)

3.5	Stock Purchase Agreement between Kemgas, Epsom Investment Services, N.V. and Kemgas Overseas N.V (1)

3.6	Distribution Agreement between Kemgas and Kemgas Overseas N.V. dated June 12, 1989 (1)

3.7	License Agreement between Kemgas and the University of Utah Research Foundation dated January 17, 1990 (1)

3.8

Agreement between Kemgas (formerly Rexplore Resources International Limited), Kemgas Alberta Ltd., Grand Cru Investments Ltd., Geosearch Resource Management Ltd., William Fraresso, Holmes Greenslade and Kurt Swinton dated June 15, 1987 (1)

3.9	Option Agreement between Kemgas and Adrien Goetz dated February 28, 1992 (1)

3.10	Option Agreement between Kemgas and Michael Laidlaw dated June 19, 1991 (1)

3.11	Option Agreement between Kemgas and Richard Hethey dated January 12, 1990 and amended September 6, 1990. (1)

3.12	Settlement Agreement among Kemgas Sydney, John Galanis, Industries Research Corporation, Kemgas Holdings and Kemgas Alberta Ltd. dated November 5, 1993 (2)

3.13	Preliminary Joint Venture and Distribution Agreement among Kemgas Sydney, Taiyuan Calcium Carbide Factory and Can-Chi Ventures Ltd. dated May 23, 1993 (2)

3.14	Memorandum of Agreement (Loan Agreement) dated June 15, 1993 between Kemgas Sydney Inc. and Kemgas Overseas N.V. (2)

3.15	Option Agreement between Kemgas and Leonard Houzer dated August 10, 1993. (2)

3.16	Option Agreement between Kemgas and John Michael Smith dated August 10, 1993. (2)

3.17	Option Agreement between Kemgas and Isaac Moss dated April 22, 1994. (3)

3.18	Amending Agreement between Kemgas, Kemgas Corporation, Inc., Epsom Investments Services N.V. and Kemgas Overseas, N.V. dated August 2, 1993. (4)

3.19	Memorandum of Understanding between Kemgas Licensing and Buse Anlagenbau GmbH dated March 28, 1994. (4)

3.20	Acquisition Agreement for Anlagen- und Geraetbau GmbH, dated April, 1995. (4)

3.21	Stock Purchase Agreement between Kemgas, Kemgas Corporation, Inc., and Epsom Investment Services N.V. dated June 17, 1995 (4)

3.22	Technology Licensing Agreement between Kemgas Licensing Ltd. and Zaklady Chemiczne “Oswiecim” S.A. dated September 18, 1995 (4)

3.23	Assignment Agreement and License between Kemgas and James W. Bunger and Associates dated March 17, 1996 (4)

3.24	Professional Services Agreement between Kemgas and James W. Bunger and Associates dated March 17, 1996 (4)

3.25	Option Agreement between Kemgas and Kenneth George Jackson dated September 17, 1996 (4)

3.26	Credit Facility Agreement between Epsom Investment Services N.V. and Kemgas Ltd. dated February 27, 1998 (5)

3.27	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and Kemgas Limited dated April 9, 1999 (6)

3.28	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated February 28, 2001

3.29	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated February 28, 2003

3.30	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated February 29, 2004

3.31	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated February 28, 2005

3.32	Form of 5% Convertible Debenture due February 28, 2005

3.33	Form of Addendum to 5% Convertible Debenture Due February 28, 2005

3.34	Consulting Agreement between CalciTech Ltd. and H.J. Mark Tompkins dated February 25, 2005

8.1	List of Subsidiaries

12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act

12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act

13.1	Certification under Section 906

____________________________________________

(1)	Previously filed with Registration Statement on Form 20-F under the Securities Exchange Act of 1934 on June 29, 1992.
(2)	Previously filed with the Form 20-F submitted for the fiscal year ended February 28, 1993.
(3)	Previously filed with the Form 20-F submitted for the fiscal year ended February 28, 1994.
(4)	Previously filed with the Form 20-F submitted for the fiscal year ended February 28, 1997.
(5)	Previously filed with the Form 20 F submitted for the fiscal year ended February 28, 1998.
(6)	Previously filed with the Form 20 F submitted for the fiscal year ended February 29, 2000.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DATED: September 2, 2005	CALCITECH LTD.

By: /s/ Roger A. Leopard
Roger A. Leopard
President and Chief Executive Officer

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors

CalciTech Ltd

To the shareholders and board of directors of CalciTech Ltd

We have audited the accompanying consolidated balance sheet of CalciTech Ltd (a Company in the development stage) as of February 28, 2005 and February 29, 2004 and the related consolidated statement of operations, shareholders' deficiency, and cash flows for the years ended February 28, 2005 and February 29, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with International Standards on Auditing and with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

International Financial Reporting Standards vary in certain respects from accounting principles generally accepted in the United States. The application of United States generally accepted accounting principles would have affected the determination of net loss and shareholders' deficiency for the financial years ended February 28, 2005, February 29, 2004 and February 28, 2003 to the extent summarized in Note 15 to the consolidated financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CalciTech Ltd (a development stage Company) as of February 28, 2005 and the consolidated results of its operations and its cash flows for the year ended February 28, 2005 in accordance with International Financial Reporting Standards and with a reconciliation note to U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.1 to the financial statements, the Company has incurred losses and negative cash flows from operations for the years ended February 28, 2005, February 29, 2004 and February 28, 2003. These matters raise substantial doubt about its ability to continue as a going concern. Management plans in regard to these matters are also described in Note 2.1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

MRI Moores Rowland LLP                                                                          September 1, 2005

Chartered Accountants

3 Sheldon Square

London

W2 6PS

United Kingdom

2

Comments by Auditor for United States Readers on International Standards and United States Standards on Audit Reporting

The consolidated balance sheets of CalciTech Ltd (a Company in the development stage) as at February 28, 2003 and the related consolidated statement of operations, shareholders deficiency and cash flows for the years ended February 28, 2003 were audited by other auditors who provided their unqualified opinion dated October 10, 2003.

Report of Independent Auditors

CalciTech Ltd

To the shareholders and board of directors of CalciTech Ltd

We have audited the accompanying consolidated balance sheets of CalciTech Ltd (a Company in the development stage) as of February 28, 2003 and February 28, 2002, and the related consolidated statements of operations, shareholders' deficiency, and cash flows for the three years in the period ended February 28, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing, and with auditing standards generally accepted in the United States of America and Canada. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CalciTech Ltd (a development stage company) as of February 28, 2003 and February 28, 2002, and the consolidated results of its operations and its cash flows for the three years in the period ended February 28, 2003 in accordance with International Financial Reporting Standards.

As described in Note 2 to the financial statements, the Company had restated its financial statements for each of the years in the two year period ended February 28, 2002 to adjust the accounting for certain deferred development costs and convertible debt.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3.1 to the financial statements, the Company has incurred losses and negative cash flows from operations for the years ended February 28, 2003, February 28, 2002 and February 28, 2001. These matters raise substantial doubt about its ability to continue as a going concern. Management plans in regard to these matters are also described in Note 3.1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States. The application of United States generally accepted accounting principles, as restated, would have affected the determination of net loss and shareholders’ deficiency for the financial years ended February 28, 2003, February 28, 2002 and February 28, 2001 to the extent summarized in Note 15 to the consolidated financial statements.

PricewaterhouseCoopers

/s/ PricewaterhouseCoopers

Paris, France

October 10, 2003

Comments by Auditor for Canadian Readers on Canadian-International Standards on Auditing Reporting Differences

Canadian reporting standards for auditors do not permit a reference to conditions and events that cast a substantial doubt on a company's ability to continue as a going concern, such as those described in the above paragraph, when these are adequately disclosed in the financial statements. Under Canadian reporting standards for auditors, the going concern paragraph would be excluded from this report.

CALCITECH LTD

(a Company in the development stage)

CONSOLIDATED BALANCE SHEET

For the Years ended February 28, 2005 and February 29, 2004

(amounts in thousands of US dollars)

	Notes	2005	2004
ASSETS

Current assets
Cash and cash equivalents	2.6	$407	$61
Stock		11	-
Receivables, prepaid expenses and other current assets	3	268	255

Total current assets		686	316

Non-current assets
Property, plant and equipment, net	4	671	629
Intangible fixed assets	2.8 and 5	124	91

Total non-current assets		795	720

TOTAL ASSETS		$1,481	$1,036

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD

(a Company in the development stage)

CONSOLIDATED BALANCE SHEET

For the Years ended February 28, 2005 and February 29, 2004

(amounts in thousands of US dollars, except per share data)

	Notes	2005	2004
LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current liabilities
Accounts payable		$322	$995
Accruals		245	679
Deferred gain on sale and leaseback - current portion		99	99
Other loans - current portion of liability element	7	159	250
Convertible debentures - current portion of liability element	2.14 and 8.1	195	141
Provisions - current portion		25	-

Total current liabilities		1,045	2,164

Deferred gain on sale and leaseback - non current portion		281	380
Credit facility	6	238	365
Provisions - non-current portion	11	177	-
Other loans - non current portion	7	577	698
Convertible debentures - non-current portion of liability element	2.14	304	-

Total non current liabilities		1,577	1,443

Total liabilities		2,622	3,607

Shareholders' deficiency	8
Common stock, Cdn $ 0.001 par value; 120,000,000 shares authorised; issued and outstanding: 79,899,675 in 2005 (63,899,675 in 2004)		1,805	1,792

Share premium, holders' options outstanding on credit facility and contribution surplus		34,563	31,441
Convertible debentures		3,920	3,920
Accumulated deficit during the development stage		(41,213)	(39,545)
Cumulative foreign currency translation adjustments		(216)	(179)

Total shareholders' deficiency		(1,141)	(2,571)

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY		$ 1,481	$ 1,036

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD

(a Company in the development stage)

CONSOLIDATED STATEMENT OF OPERATIONS

For the Years ended February 28, 2005, February 29, 2004 and February 28 2003

(amounts in thousands of US dollars, except per share data)

	Notes	2005	2004	2003

Revenues		$75	$51	$-
Cost of revenues		(60)	-	-

Gross margin		15	51	-

Research and development expenses		$-	$353	$719
Project development expenses		238	-	-
Product development expenses		176	-	-
General and administrative expenses		920	1,723	1,004

Operating loss		(1,319)	(2,025)	(1,723)

Profit on disposals	9	22	316	-
Interest expense		(371)	(521)	(465)
Loss before income taxes and minority interest		(1,668)	(2,230)	(2,188)

Provision for income taxes	11		(14)	-
Loss from ordinary activities		(1,668)	(2,244)	(2,188)

Minority interest		-	-	-

Net deficit accumulated during the development stage		$(1,668)	$(2,244)	$(2,188)

Net deficit per share:
Basic		$(0.03)	$(0.04)	$(0.04)
Diluted		$(0.03)	$(0.04)	$(0.04)

Shares used in net deficit per share calculation:
Basic		64,713,374	54,723,374	49,632,816
Diluted		64,713,374	54,723,374	49,632,816

Please refer to note 12 for details of related party transactions.

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD

(a Company in the development stage)

CONSOLIDATED STATEMENT OF SHAREHOLDERS' DEFICIENCY

For the Years ended February 28, 2005, February 29, 2004 and February 28, 2003

(amounts in thousands of US dollars except number of shares)

Note		Common Stock		Share Premium, holders' option outstanding and contributed surplus	Convertible debentures	Accumulated deficit	Cumulative currency translation adjustments	Total consolidated shareholders' deficiency

		Shares	Amounts

Balances, February 28, 2001 as restated		43,724,179	1,778	26,400	1,245	(32,595)	26	(3,146)

Net loss		-	-	-	-	(2,518)	-	(2,518)
Drawing on credit facility	6	-	-	2	-	-	-	2
Conversion of credit facility into convertible debentures net of finders fee	8.1	-	-	-	2,058	-	-	2,058
Foreign currency translation adjustments		-	-	-	-	-	4	4

Balances, February 28, 2002 as restated		43,724,179	1,778	26,402	3,303	(35,113)	30	(3,600)

Net loss		-	-	-	-	(2,188)	-	(2,188)
Issuance of common stock upon conversion of credit facility	8.2	3,955,695	3	1,047				1,050
Issuance of convertible debentures	8.1	-	-	-				261
Conversion of options	8.4	620,000	-	119	-	-	-	119
Exercise of warrants	8.1	656,200	-	184	-	-	-	184
Issuance of common stock upon private placement	8.3	4,933,091	3	1,697	-	-	-	1,700
Foreign currency translation adjustments		-	-	-	-	-	(100)	(100)

Balances, February 28, 2003		53,889,165	1,784	29,449	3,564	(37,301)	(70)	(2,574)

Net loss				-	-	(2,244)	-	(2,244)
Issuance of common stock upon conversion
of credit facility	8.2	10,010,510	8	1,992	-	-	-	2,000
Issuance of convertible debentures	8.1	-	-	-	356	-	-	356
Foreign currency translation adjustments		-	-	-	-	-	(109)	(109)

Balances, February 29, 2004		63,899,675	1,792	31,441	3,920	(39,545)	(179)	(2,571)

Net loss					(1,668)			(1,668)
Issuance of common stock on conversion
of credit facility	8.2	7,000,000	6	1,394				1,400
Issuance of common stock in private
placement		9,000,000	7	2,086				2,093
Foreign currency translation adjustments				(358)	(37)			(395)

Balances, February 28, 2005		79,899,675	1,805	34,563	3,920	(41,213)	(216)	(1,141)

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD

(a Company in the development stage)

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Years ended February 28, 2005, February 29, 2004 and February 28, 2003

(amounts in thousands of US dollars)

	2005	2004	2003

Cash flows from operating activities
Net deficit	$(1,668)	$(2,244)	$(2,188)
Adjustments for:
Profit on disposal of investment	(22)	(316)	-
Depreciation and amortization	128	94	88
Interest expense	371	521	465
Operating loss before working capital changes	(1,191)	(1,945)	(1,635)

Changes in working capital :
Increase in receivables, prepaid expenses and other current assets	(24)	(55)	(113)
(Decrease)/increase in accounts payable and accrued expenses, and provisions used	(123)	285	(301)

Net cash used in operating activities	(1,338)	(1,715)	(2,049)

Cash flows from investing activities
Acquisition of property, plant and equipment and patents	(258)	(281)	(8)

Net cash used in investing activities	(258)	(281)	(8)

Cash flows from financing activities
Proceeds from other loans	(99)	199	-
Proceeds from sale and lease back	(113)	749	-
Proceeds from issuance of convertible debentures	-	-	-
Proceeds from credit facility	2,317	1,986	2,358
Payment of credit facility	(127)	(837)	(255)
Interest paid on convertible debentures	-	-	-

Net cash provided by financing activities	1,978	2,097	2,103

Effect of exchange rate changes on cash	(36)	(119)	22

Net increase / (decrease) in cash and cash equivalents	346	(18)	68
Cash and cash equivalents, beginning of year	61	79	11

Cash and cash equivalents, end of year	$407	$61	$79

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2005

(amounts in thousands of US dollars, except per share data)

1. BUSINESS OF THE COMPANY

CalciTech Ltd (the "Company") is incorporated in the jurisdiction of Bermuda. Starting from the production of acetylene from which revenues were generated until 1997, the Company changed its business model to concentrate on the production of precipitated calcium carbonate (PCC). The production of acetylene gas from calcium carbide generates significant quantities of carbide lime. CalciTech decided to develop a process for producing a low cost PCC from waste lime. PCC is a white pigment which can only be produced from pure, white limestone deposits and is currently used in a wide range of applications, including paper filling and high value pharmaceutical and food additives. The Company’s Synthetic Calcium Carbonate (“SCC”) process can utilize most grades of lime, including low quality lime or industrial waste lime such as carbide lime. In the Company’s process, the waste lime is mixed with a solution of water and a proprietary promoter in a digester, which selectively dissolves the calcium and leaves the impurities behind as insoluble solids, which are readily removed by subsequent flocculation. The clear calcium solution is then pumped into a reactor into which carbon dioxide from any industrial emission source is passed to produce synthetic calcium carbonate by precipitation. After the SCC product is filtered off, the promoter solution is recycled back into the digester. The SCC can be supplied directly as slurry or dried and bagged for market.

Revenue from the principal activity commenced for trial purposes in the year ended February 29, 2004.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Going concern

The financial statements have been prepared assuming the Company will continue as a going concern. Under the going concern assumption, an entity is ordinarily viewed as continuing in business for the foreseeable future with neither the intention nor the necessity of liquidation, ceasing trading or seeking protection from creditors pursuant to laws or regulations. In assessing whether the going concern assumption is appropriate, management takes into account all available information for the foreseeable future, in particular for the twelve months from the date of approval of the financial statements.

The Company is in the development stage and has therefore incurred cumulative losses of $41,213 through to February 28, 2005 and current liabilities exceed current assets by $359.

Management believes that given the cash on hand of $407 together with the credit facility of $2,500, of which $2,262 is un-utilised at the balance sheet date, and the continuing downward trend of expenses, the Company has sufficient working capital to meet its obligations up to the next 12 months following the date of the approval of these financial statements. Management have received assurances from the provider of this credit facility that it will continue to keep this credit facility available for this period although such assurances are not legally binding. However, if the Company were to commence the development for commercial production, this credit facility would be insufficient and further funding would be required.

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2005

(amounts in thousands of US dollars, except per share data)

The credit facility agreement with Epsom Investment Services N.V. to provide up to $5,000 (see Note 6) was re-negotiated during February 2003 whereby the maximum amount of draw down was reduced to $2,500 with a reduction in interest charged to 7.5% per annum. During February 2005 this facility was extended to August 30, 2006. Also at this time Epsom agreed to convert part of this facility into equity for $1,400. As at February 28, 2005, $238 of this facility had been drawn down.

During February 2004, the Company’s 6% convertible debentures with a value of $4,402 and €188 were re-negotiated by their retirement against the issue of new 5% debentures with a value of $4,642 to February 28, 2005. All other terms of the convertible debentures remain unchanged from the original debenture notes.

Management is currently pursuing financing to further fund the development of its products and markets and to carry out its business plan and is hopeful of concluding with financing in the near future.

Assets and liabilities are recorded on the basis that the Company will be able to realise its assets and discharge its liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments to the carrying values of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2.2 Basis of presentation

The consolidated financial statements are prepared under the historical cost convention and they are also presented in accordance with International Financial Reporting Standards (“IFRS”). A reconciliation of net income and shareholders’ equity between IFRS and the accounting principles generally accepted in the United States (US GAAP) is included in Note 15. Certain disclosure differences between IAS and US GAAP are included in Note 15.

2.3 Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated.

2.4 Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2005

(amounts in thousands of US dollars, except per share data)

2.5 Foreign currency translation

The reporting currency of the Company is the US dollar (USD), which is also the measurement currency of the parent company. The parent company elected the US dollar as its measurement currency rather than the Bermudan dollar (BMD), which is the currency of its country of domicile, to reflect the fact that the majority of its transactions are denominated in US dollars.

The measurement currency of the Company's operating foreign subsidiaries is their local currency, generally the Euro. Assets and liabilities of the Company's foreign subsidiaries are translated into US dollars using the exchange rate in effect at the balance sheet date. Additionally, their expenses are translated using exchange rates approximating average rates prevailing during the year. Translation adjustments that arise from translating their financial statements from their local currencies to US dollars are accumulated and reflected as a separate component of shareholders' equity.

Gains and losses that arise from the effect of exchange rate changes on balances denominated in currencies other than the measurement currency of each of the Company and its subsidiaries are included in the statements of operations as incurred.

During the year ended February 28, 2005, included in operating loss were foreign exchange gain of $89 (2004 – exchange loss $76, 2003 – exchange loss $190).

2.6 Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

2.7 Property, plant and equipment

Property, plant and equipment are stated at cost and are depreciated on a straight-line basis over their estimated useful lives set out below:

Leasehold improvements	lesser of lease term or 10 years
Plant and equipment	10 years
Office furniture and equipment	3 to 8 years

An impairment review is undertaken where there are indicators of impairment.

Maintenance and repairs are charged to expenses when incurred.

2.8 Patents

Expenditure on acquired patents is capitalised and amortised over their useful lives on a straight line basis. Legal expenditure for the protection of technology developed by the Company is recognised as an expense in the statement of operations, as incurred, except when additional future economic benefits can be attributed to such protection at closing date. The patents are not amortised because the Company is not yet utilizing them on a commercial level. Amortisation will begin upon the commencement of commercial production.

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2005

(amounts in thousands of US dollars, except per share data)

2.9 Research and development

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
•

the availability of adequate financial and other resources to complete the development and to use or sell the intangible asset, subject to the ability of the Company to continue as a going concern, as described in Note 2.1 and;

•	its ability to measure the expenditure attributable to the intangible asset during its development reliably.

Deferred development costs are originally recorded at cost, which includes:

•	expenditure on materials and services used or consumed in generating the intangible asset;
•	the salaries, wages and other employment related costs of personnel directly engaged in generating the asset, and
•	any expenditure that is directly attributable to generating the asset, such as the amortisation of patents used to generate the asset.

Any costs capitalised are amortised on a straight-line basis over the period of expected future benefit.

2.10 Net loss per common share

Basic net loss per share is computed by dividing net loss by the weighted average number of shares outstanding.

For the purpose of calculating diluted earnings per share, the net loss attributable to ordinary shareholders and the weighted average number of shares outstanding is adjusted for the effects of all dilutive potential ordinary shares. The effects of anti-dilutive potential ordinary shares are ignored in calculating diluted earnings per share. Potential ordinary shares are anti-dilutive when their conversion to ordinary shares would decrease loss per share from continuing operations.

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2005

(amounts in thousands of US dollars, except per share data)

2.11 Fair value of financial instruments

Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to their short maturities, based on borrowing rates currently available to the Company. This would include convertible debentures where the fair value of the conversion option is recognised under shareholders’ equity.

2.12 Deferred taxation

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are recorded for deferred tax assets that are not more likely that not to be realised.

Deferred tax assets are recognised only to the extent that future taxable profit will be available such that realisation of the related tax benefit is more likely than not.

2.13 Stock options

The Company does not recognise any compensation expense with respect to stock options.

2.14 Convertible debt accounting

On issue of convertible debentures and credit facility, the fair value of the conversion element is determined. This amount is recognised in shareholders' equity. The obligation to make future payments of principal and interest to the holder of the option is calculated using a deemed market interest rate for an equivalent non-convertible debt. The obligation to make future payments of interest is carried as a liability until extinguished on conversion or payment. When the Company has the option to convert the principal and, if applicable, the interest on these notes, the obligation to make future payments of principal to the holder is carried as equity.

The fair value of the liability component, representing the obligation to make future payments of interest to the holder of the conversion option is calculated on the issue of the instrument using a deemed market interest rate for an equivalent non-convertible instrument. The residual amount, representing the value of the equity conversion component, is included in shareholders' deficiency.

2.15 Modification of debt instruments

The Company may effect a modification or an exchange of debt instruments with a creditor. The modification or exchange may include changes in the principal amount, interest rate, term to maturity, borrowing currency or creditor. Whether a modification or exchange of debt instruments represents a settlement of the original debt or merely a renegotiation of that debt determines the accounting treatment that is applied by the Company.

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2005

(amounts in thousands of US dollars, except per share data)

A modification or exchange of debt instruments represents a settlement when the terms of the new or modified debt are substantially changed from the terms of the original debt instrument. Substantial change occurs when:

a.

The present value of the cash flows under the terms of the modified or new debt instrument is at least 10% different from the present value of the remaining cash flows under the terms of the original debt instrument;

b.	There is a change in the borrowing currency; or
c.	There is a change in the creditor and the original debt is legally discharged by the debtor through a cash payment or otherwise.

If a modification or an exchange of debt instruments represents a settlement, the Company calculates a loss or gain that is charged, or credited, to income when settlement occurs. This loss or gain is the difference between the fair value of the new debt instrument and the carrying amount of the original debt instrument, together with all unamortized debits or credits related to the original debt instrument.

If a modification or exchange of debt instruments does not represent a settlement but, instead, is merely a renegotiation of a debt instrument, all existing deferred debits and credits related to the original debt instrument are maintained and are amortised over the remaining term of the renegotiated debt.

2.16 Government grants

Government grants are recognised when there is reasonable assurance that the Company will comply with the conditions attaching to them, and the grants will be received or earned. A government grant that becomes receivable as compensation for research and development expenses already incurred with no future related costs is recognised as a reduction in research and development expenses in the period in which it becomes receivable.

Grants for the acquisition of assets and development activities that are capitalised are set off against the cost price of the assets for which grants are awarded. During the year ended February 29, 2004, CalciTech Deutschland GmbH was awarded grants of €80 (2003 – €77).

2.17 Leases

Leases are classified as finance leases wherever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at their fair value at the date of acquisition or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against the statement of operations.

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2005

(amounts in thousands of US dollars, except per share data)

Assets held under finance leases are depreciated at the shorter of the lease term and their useful economic lives.

2.18 Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts, VAT and other sales related taxes.

Interest is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

2.19 Borrowing costs

All borrowing costs are recognized in the consolidated statement of operations in the period in which they are incurred.

2.20 Inventories

Inventories are stated at the lower of cost and net realisable value.

3. RECEIVABLES, PREPAID EXPENSES AND OTHER CURRENT ASSETS

Receivables, prepaid expenses and other current assets consist of the following:

	2005	2004
Investment allowances	$-	$-
Accounts receivable	74	114
Other debtors	45
VAT receivable	26	2
Deposits	53	50
Prepaid expenses	70	89

Total receivables, prepaid expenses and other current assets	$268	$255

The Company’s German subsidiary is eligible to unconditional investment allowances, which were recognised in accordance with the policies described in Note 2.16.

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2005

(amounts in thousands of US dollars, except per share data)

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

	2005
	Leasehold improvements	Computer equipment	Building, plant and equipment	Office furniture and equipment	Total

Net amount at beginning of the year	$-	5	614	10	629
Additions	-	-	131	-	131
Disposals					-
Depreciated during the year		(5)	(114)	(8)	(127)
Foreign currency translation adjustment			37	1	38

Balance at the end of the year	-	0	668	3	671

Gross amount	17	7	801	58	883
Accumulated depreciation	(17)	(7)	(133)	(55)	(212)

Balance at the end of the year	$-	0	668	3	671

Depreciation expense totalled $127, $94 and $64 for the years ended February 28, 2005, February 29, 2004 and February 28, 2003, respectively.

During the year end February 29, 2004, the Company disposed of its small scale plant and leased it back for an annual rental of €120 ($150) for a period of five years at the end of which the Company retains the right to re-acquire the plant. The amount capitalised in respect of this plant is $737 of which depreciation of $101 was recognised in the year.

5. PATENTS

Patents can be summarised as following:

	2005	2004

Net amount at beginning of the year	$91	$43
Additions	39	48
Amortised during the year	-	-
Disposals	(6)	-
Balance at the end of the year	124	91

Gross amount	3,325	3,292
Accumulated amortisation	(3,201)	(3,201)

Balance at the end of the year	$124	$91

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2005

(amounts in thousands of US dollars, except per share data)

Amortisation expense amounted to $NIL, $NIL, and $24 for the years ended February 28, 2005, February 29, 2004 and February 28, 2003, respectively.

6. CREDIT FACILITY AGREEMENT

On February 28, 1998 the Company entered in a credit facility agreement of up to $2,330 with Epsom Investment Services N.V., which represented 100% of the lenders acting in a non-discretionary role, bearing interest at 8% per annum and due in 2000. In April 1999, the Company re-negotiated an extension of the existing credit facility agreement to provide up to $5,000 for a term to February 28, 2001. Interest rate per annum was reduced to 7.75%.

In February 2001, the Company re-negotiated a further extension of the existing credit facility agreement for a term to March 4, 2002 at an annual interest rate of 7.75%. A further extension has been negotiated extending the facility to March 5, 2003 with the same rate of interest. On February 28, 2003, this credit facility agreement was re-negotiated with Epsom whereby the maximum amount of draw down was reduced to $2,500 with a reduction in interest charged to 7.5% per annum. During February 2005, this facility was extended to August 30, 2006.

The balance due on the credit facility agreement can be converted in part or in whole into shares of common stock at any time at the option of the holder. The conversion price is equal to 80% of the trading price per share of common stock on the date such note was made or additional advances were made. The facility is collateralised by the shares of CalciTech Synthetic Minerals Ltd.

The credit facility is presented as follows:

	2005	2004

Face value of note issued during the year	2,317	1,986
Less equity conversion component	-	-

	2,317	1,986

Interest expense	92	180
Conversion of note into common shares	(1,400)	(2,010)
Payments made during the year	(1,136)	(993)

	(127)	(837)

Liability component at the beginning of the year	365	1,202

Liability component at end of the year	238	365

Effective interest rate at year end	7.50%	7.75%

The caption “Payments made during the year” includes the effect of direct offset to the credit facility of various transactions in the total amount of $1,136 as further described in Note 18.

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2005

(amounts in thousands of US dollars, except per share data)

The carrying amount of the credit facility approximates its fair value.

7. OTHER LOANS

Note	2005	2004

Other loans	$100	$199
Finance lease loan 7	636	749

Total loans	$736	$948

Falling due split:
Amounts due within one year
Other loans	$-	$100
Finance lease	159	150

Total amounts due within one year	159	250

Amounts due after one year
Other loans	$100	$99
Finance lease 1 -2 years	159	150
Finance lease 2 -5 years	318	449

Balance at the end of the year	$736	$948

Included in other loans above is $636, which is secured upon the assets to which it relates. See note 4 for further details of the sale and leaseback.

Average interest rate on the other loans is 6.50% pa.

8. SHAREHOLDERS' DEFICIENCY

8.1 Convertible debentures

In February 2001, the Company entered into an agreement for the placement of 8% convertible debentures in the sum of $1,500 for a term to February 2003, of which $890 were denominated in USD and $610 were denominated in Euro. Of this amount, $441 was paid in cash and $1,059 was exchanged for the credit facility. Interest was payable quarterly. Investors may after two years or on any prior dividend payments date up to maturity, have converted into common shares at the greater of 75% of the average closing price for the ten trading days prior to the conversion or the market price per share at the time of closing. This instrument qualifies for equity classification under IFRS as long as there is no indication that the shares of the Company may be delisted. If that future event was to occur within 270 days after the date of conversion, the investors may have put the debentures to the Company at 100% of their original amount plus accrued and unpaid interest. Accordingly, the instrument would have been reclassified to debt from the date that the decision to delist the shares was made. The investors also received 20,000 warrants for every $100 invested, exercisable for a two year period at 125% of the closing average offer price for the previous ten trading days.

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2005

(amounts in thousands of US dollars, except per share data)

The Company may have redeemed the convertible debentures in whole or in part at any time up to two years. On the maturity date, the Company also had the right to convert any or all of the amounts of principal and any unpaid interest, into common stock. A finders fee of 5% and 1,000 common stock purchase warrants per $100 invested was paid.

In July 2001, the Company entered into a further agreement for the placement of 7.5% convertible debentures in the sum of $2,500 for a term to November 2003. The terms of the note were exactly the same as those on the notes issued in February 2001. The investors also received 20,000 warrants for every $100 invested, exercisable for a two year period at 125% of the closing average offer price for the previous ten trading days.

In April 2002, the Company entered into a further agreement for the placement of 7.5% convertible debentures in the sum of $300 for a term to July 2004. The terms of the note were exactly the same as those on the notes issued in February 2001 and November 2001. The investors also received 20,000 warrants for every $100 invested, exercisable for a two year period at 125% of the closing average offer price for the previous ten trading days.

The effective interest rate assigned to the convertible debentures was 12%.

During February 2003, the Company’s 8% and 7.5% convertible debentures with a principal amount of $3,390 and €663 were re-negotiated by their retirement against the issue of new 6% debentures of $297 to February 15, 2004, €188 to February 15, 2004 and $3,805 to February 15, 2005. The notes totalling $300 issued in April 2002 were not re-negotiated. The reissued convertible debentures did not carry any right to warrants for the investors. All other terms of the convertible debentures remained unchanged. This modification represented a settlement, and the difference between the fair value of the liability element in the new convertible debentures, assuming an effective interest rate of 12%, and the carrying amount of the original ones was accounted for as an expense of $127, which was posted to interest expense in the statement of income.

During February 2004, the Company’s 6% convertible debentures with a value of $4,402 and €188 were re-negotiated by their retirement against the issue of new 5% debentures with a value of $4,642 to February 28, 2005. All terms of the convertible debentures remain unchanged from the original debenture notes.

During July 2004, holders of the convertible debentures were offered the following amendment to their notes:

Section 2 Definitions:	Shall be extended by the following definition.

“Conversion Date means the day, notified by the Company on at least sixty (60) days notice, on which an application by way of an equivalent to an Initial Public Offering to a reputable senior European or North American Stock Exchange or by 31st December, 2007, whichever maybe the earlier.”

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2005

(amounts in thousands of US dollars, except per share data)

Section 3 Conversion: Shall be amended as follows

Whereas, under Section 3, subsection 3.1 of the above referenced Debenture, “the holder of this debenture has the right, but not the obligation to, upon thirty (30) days written notice, on the second (2) year anniversary of the Original Issuance Date, to convert the outstanding principal and any unpaid interest into shares of Common Stock.” This shall now be amended whereby “the holder of this debenture has the right, but not the obligation to, on thirty (30) days notice by the Company, (i) on application for a listing by way of an Initial Public Offering on a reputable Senior European or North American Stock Exchange, or (ii) by 31st December, 2007 to convert the outstanding principal and any accrued interest into shares of Common Stock.”

Furthermore, under Section 3, subsection 3.2 Conversion price. Whereas, “Subject to adjustment pursuant to section 3.3 the Conversion Price shall be the greater of (i) seventy-five (75%) of the average closing offer price of a share of the Company’s Common Stock for the ten (10) days immediately prior to conversion and (ii) the price per share as of the Closing Date.” This shall now be amended whereby, “subject to adjustment pursuant to Section 3.3, the Conversion price of a share of the Company’s Common Stock shall be one United States Dollar and seventy five cents (USD1.75) on the conversion date.

In total, 96% of the convertible debenture holders have accepted this proposal.

The Company has the right but not the obligation, to convert any or all of the amounts of principal and any unpaid interest, into shares of common stock. The conversion price shall be the greater of (i) 75% of the average closing offer price of a share of the Company’s common stock for the 10 days immediately prior to conversion and (ii) the price per share as of the closing date.

The equity element can be summarised as follows:

	2005	2004

Principal amount of debentures at issuance	4,642	4,642
Less present value of future interest payments at issuance	(545)	(545)
Less finders' fee	(177)	(177)

	$3,920	$3,920

8.2 Conversion of credit facility

In February 2001, the Company entered into an agreement to convert part of the balance due on the credit facility agreement (amounting to $500) with Epsom Investment Services N.V. (Note 6) into common stock of the Company on the basis of one share for each US$0.125 of note. This resulted in the issue of 4,000,000 common shares.

In February 2002, Epsom Investment Services N.V. agreed to convert an additional $450 of the balance due on the credit facility agreement into common stock of the Company on the basis of one share for each $0.32 of note. This conversion resulted in the issue of common stock of 1,424,050 common shares effected on July 15, 2002.

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2005

(amounts in thousands of US dollars, except per share data)

In February 2003, Epsom Investment Services N.V. agreed to convert a further $600 of the balance due on the credit facility agreement into common stock of the Company on the basis of one share for each $0.24 of note. This conversion resulted in the issue of 2,531,645 common shares.

In February 2004, Epsom Investment Services N.V. agreed to convert a further $2,000 of the balance due on the credit facility agreement into common stock of the Company on the basis of one share for each $0.20 of note. This conversion resulted in the issue of 10,010,510 common shares.

In February 2005, Epsom Investment Services N.V. agreed to convert a further $1,400 of the balance due on the credit facility agreement into common stock of the Company on the basis of one share for each $0.20 of note. This conversion resulted in the issue of 7,000,000 common shares.

8.3 Private placement

During February 2002, the Company announced a private placement of mixed securities to raise US$ 2,000 by way of 7.5% convertible debentures in the sum of $300, with the same terms and conditions as previous issues, and by the issue of common stock in the sum of $1,700 at a discount of 10% to the market average price, with the issue for each share taken down of a twelve month warrant for one additional share at a premium of 20% to the strike price. The placing, which was completed after the end of the financial year and was approved by the TSX Venture Exchange in July 2003, consisted of 4,933,091 common shares, priced at CDN $0.55 with a twelve month warrant to purchase an additional common share for each share taken down at CDN $0.66, and US$300 7.5% convertible debentures.

During November 2004, the Company announced a private placement of common stock and warrants to raise US$ 1,500. The placement consisted of 9 million common shares, priced at $0.25. For each share taken down, the participants receive one common share purchase warrant for twelve months priced at $0.35, and an additional one half common share purchase warrant for twenty four months priced at $0.50. The placement was over-subscribed raising $2,250.

8.4 Stock option plan

Under the provision of the Company’s share option plan, a maximum total of 10% of issued shares may be granted to directors, officers and employees of the Company in the form of stock options. The options generally expire five years from the date of the grant.

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2005

(amounts in thousands of US dollars, except per share data)

Stock option activity was as follows:

	Number of Shares	Exercise price per share

Balance at February 28, 1999	2,185,000	Cdn $0.80 to 1.50

Options lapsed	(1,175,000)	Cdn $0.29 to 1.50
Options granted	500,000	Cdn $0.30

Balance at February 29, 2000	1,510,000	Cdn $0.29 to 0.30

Options lapsed	(350,000)	Cdn $0.29
Options granted	-

Balance at February 28, 2001	1,160,000	Cdn $0.29 to 0.30

Options lapsed	-
Options granted	-

Balance at February 28, 2002	1,160,000	Cdn $0.29 to 0.30

Options exercised	(620,000)	Cdn $0.29
Options lapsed	(40,000)	Cdn $0.29
Options granted	-

Balance at February 28, 2003	500,000	Cdn $0.30

Options exercised
Options lapsed
Options granted	1,350,000	Cdn $0.33 to 0.45

Balance at February 29, 2004	1,850,000	Cdn $0.30 to 0.45

Options exercised
Options lapsed	(250,000)	Cdn $0.30
Options granted	450,000	$ 0.24

Balance at February 28, 2005	2,050,000	Cdn $0.30 to 0.45

All options that were outstanding as at December 8, 1999, originally priced at Cdn $0.80 to 1.50 have had their exercise price amended to Cdn $0.29.

The following table summarises information with respect to stock options as of February 28, 2005:

Exercise Price	Number of options outstanding	Status	Number of options exercisable	Weighted average remaining contractual life (years)

Cdn $0.30	250,000	Exercisable	250,000	2.25
Cdn $0.33	850,000	Exercisable	850,000	4.67
Cdn $0.45	500,000	Exercisable	500,000	4.00
$0.24	450,000	Exercisable	450,000	3.77
	__________		_________
	2,050,000		2,050,000

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2005

(amounts in thousands of US dollars, except per share data)

9. PROFIT ON DISPOSAL OF INVESTMENTS

a)   Bubbletube – the Company decided during the year that the Bubbletube technology had no value in relation to its SCC technology, nor as a stand alone product for development warranting further investment and decided to cease spending technology development funds on the initiative. In December of 2004, the Company assigned the patents relating to the intellectual property rights for CHF 35 ($28) , the amount of the direct costs, to TechPowder SA of Lausanne, Switzerland, a spin off of the original consortium. The Company was carrying $6 in Intangible Assets – Patents relating to the Bubbletube technology.

$
Sale of patent rights	28
Less: carrying value of patents	(6)
Profit on sale of patent rights	22

b)   The investment in CalciTech Group Services S.A., by its parent company, CalciTech Synthetic Minerals Ltd., was by way of transferring fixed assets to the Swiss company. These fixed assets had previously been fully depreciated but were revalued by an independent Swiss company at CHF 100 ($86).

c)   During the year ended February 29, 2004, the Company disposed of its 100% subsidiary, CalciTech Group Services SARL (incorporated in France) to the CEO, Roger Leopard and Geoffrey Long, an officer of the Company, for a price of €10 (Ten Euros). The net liabilities of the Company at the date of disposal were as shown below.

Included in the balance sheet of CalciTech Group Services SARL was a liability to the French tax authorities of $419, which is vigorously disputed by management. CalciTech Ltd has received legal advice stating that if such a liability was deemed as owed to the French authorities, this obligation would remain with the French Company and would not be due by its former parent undertaking. It has however agreed that the Company meet the professional costs in defending this action.

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2005

(amounts in thousands of US dollars, except per share data)

The results of CalciTech Group Services SARL for the period to February 27, 2004, the date of disposal, which have been included in the consolidated statement of operations, were as follows:

	2004	2003
	$	$

Revenue	402	492
Operating costs	(374)	(398)
	______	_____

Profit before tax	28	94
Income tax expense	(14)	(17)

	______	______
Profit on ordinary activities after tax	14	77
	=====	=====

The revenue generated by CalciTech Group Services SARL, as shown above, originated from inter-company transactions and has been eliminated accordingly upon consolidation.

The net liabilities of CalciTech Group Services SARL at the date of disposal were:

	2004	2003
	$	$

Property improvements	4	5
Other fixed assets	-	25
Deposits	7	7
TVA refund receivable	16	30
Trade debtors	27	-
Other debtors	352	205
Prepayments	7	4
Cash at bank	-	(8)
Trade creditors	(105)	(111)
Other creditors	(10)	-
Accrual	(195)	(66)
Income tax liability	(419)	-
	______	______
	(316)	91
Gain on disposal	316	=====
	______
Total consideration	-
	=====

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2005

(amounts in thousands of US dollars, except per share data)

10. INCOME TAXES

Under the current Bermuda law, the Company is not required to pay any income taxes in Bermuda. The Company has received an undertaking from the Minister of Finance of Bermuda that in the event of any such taxes being imposed, the Company will be exempted from such taxation until March 28, 2016.

Loss before income taxes and minority interest consists of the following:

	2005	2004	2003

Bermuda	$(1,280)	$(1,513)	$(1,910)
Rest of world	(388)	(717)	(278)

Loss before income taxes and minority interest	$(1,668)	$(2,230)	$(2,188)

There are no significant deferred taxes reflecting the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

There are no significant operating loss carry-forwards, which would have an impact on income tax as of February 28, 2005.

11. PROVISIONS AND CONTINGENCIES

The Company is subject to legal proceeding, claims, and litigation arising in the ordinary course of business. The Company and its subsidiaries are occasionally challenged by local tax authorities. The Company records a provision for these tax risks based on its most available information on the tax claim in each tax jurisdiction. The Company's management does not expect that the ultimate cost to resolve these matters will have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

12. RELATED PARTY TRANSACTIONS

The amount paid to shareholders, directors and officers of the Company and their related companies for consulting and other services totalled $492, $132 and $205 for the years ended February 28, 2005, February 29, 2004 and February 28, 2003, respectively.

In the financial year ended February 28, 2005, this amount included $247 paid to EuroHelvetia TrustCo S.A. ($117 in the year ended February 29, 2004), who were contracted by CalciTech to act as the Company’s exclusive financial advisors. EuroHelvetia charge their fees for work related to advice on private placements, fund raising and project finance. Roger A. Leopard, Chief Executive Officer and President of the Company, is also a director of EuroHelvetia TrustCo S.A.. EuroHelvetia also provide administration of Epsom Investment Services N.V..

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2005

(amounts in thousands of US dollars, except per share data)

Roger A. Leopard charged $NIL ($16 in the year ended February 29, 2004) to CalciTech Group Services SARL in providing strategic and industrial counseling services.

All the above transactions were made in the normal course of operations and accounted for under normal trade terms.

See Note 9 to the financial statements, in respect of the sale of CalciTech Group Services SARL to Roger Leopard.

Related party transactions were made on the terms equivalent to those that prevail in arm’s length transactions had the arm’s length transaction been substantiated.

13. FINANCIAL INFORMATION BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA

The Company operates in one business segment. The following table presents information by geographical area:

	2005	2004	2003
Operating loss
Bermuda	$(931)	$(1,308)	$(1,518)
Rest of world	(387)	(717)	(205)
Total	$(1,318)	$(2,025)	$(1,723)

Identifiable assets
Bermuda	$24	$91	43
Rest of world	1,544	945	354
Total	$1,568	$1,036	397

14.	ANALYSIS OF MAJOR EXPENDITURES INCLUDED IN GENERAL AND ADMINISTRATIVE EXPENSES

The following is a breakdown of the major expenditures included in General and Administrative Expenses:

2005 $
Employee costs	165
Accounting	142
Professional fees	83
Investor relations	118
Rent, rates & charges	108
Travel	169
Administrative fees & expenses	120
Depreciation	(13)

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2005

(amounts in thousands of US dollars, except per share data)

15. DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

The Company's consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS), which differ from generally accepted accounting principles in the United States (US GAAP).

Under US GAAP, the beneficial conversion feature embedded in the credit facility should be recognised and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. The Company has restated its net loss in accordance with US GAAP to reflect this accounting policy. The effect was the additional charge to net loss as represented by "Beneficial conversion feature on credit facility". There was no effect on Shareholders' deficiency from this change. Share option expense was restated to account for the reclassification of certain options as fixed that were previously accounted for as variable.

The principal differences between IFRS and US GAAP are presented below together with explanations of certain adjustments that affect consolidated net income and total shareholders' equity:

	2005	2004		2003		Cumulative total since inception
						restated

Net loss in accordance with IFRS	$(1,668)	$(2,244)		$(2,188)		$(39,720)
Interest, finders fee and currency translation on convertible debentures	-	(280)		(288)		(895)
Beneficial conversion feature on credit facility	(579)	(404)		(590)		(3,585)
Share options accounting	(67)	-		47		(281)

Net loss in accordance with US GAAP	$(2,314)	$(2,928)		$(3,019)		$(44,481)

Basic net loss per share under US GAAP	$(0.03)	$(0.06)		$(0.07)	$
Diluted net loss per share under US GAAP	$(0.03)	$(0.06)		$(0.07)	$

	2005	2004

Shareholders' deficiency in accordance with IFRS	$(1,141)	$(2,571)	$
Convertible debentures	(4,143)	(4,501)

Shareholders' deficiency in accordance with US GAAP	$(5,284)	$(7,072)	$

Under US GAAP, the beneficial conversion feature embedded in the credit facility should be recognised and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital.

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2005

(amounts in thousands of US dollars, except per share data)

The Company's share option plan is treated as a compensatory plan under US GAAP. For the purpose of this reconciliation, the Company has adopted Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its share options which were granted to employees and non-employee directors elected by shareholders.

Under APB 25, compensation expense is recognised when exercise prices are below the fair market value of the underlying shares. The repricing of options on December 8, 1999 required the Company to follow variable plan accounting, under which compensation cost is remeasured each period. Due to the rise in market value, a compensation expense of $214 was recorded for the first time in the financial year ended February 28, 2002. This was partly reversed in the financial year ended February 28, 2003, due to the fall in market value. There is no expense under variable plan accounting as the share options that relate to the repricing have either been exercised or have lapsed, as at February 29, 2004.

Under US GAAP, additional disclosures would include, but not necessarily be limited to the following:

Consideration received for shares of stock, warrants, rights and other equity securities

	Number	Amount

As at February 28, 1987	8,167,825	$10,560
Performance shares for patent rights	10,000,000	-
Issue of shares for cash	766,667	838

As at February 29, 1988	18,934,492	11,398
Issue of shares for cash	250,000	359

As at February 28, 1989 and 1990	19,184,492	11,757
Issue of shares for cash	1,000,000	602

As at February 28, 1991	20,184,492	12,359
Issue of shares for cash	600,000	394
Exercise of stock options	23,000	15
Issue of shares for debt	413,171	271
Reduction of paid up capital	-	(12,169)

As at February 29, 1992	21,220,663	870
Exercise of stock options	207,000	140
Exercise of warrants	70,000	56
Performance shares cancelled	(10,000,000)	-

As at February 28, 1993	11,497,663	1,066
Exercise of warrants	530,000	483
Exercise of stock options	11,000	18
Acquisition of Kemgas Corporation Inc.	5,187,495	109

As at February 28, 1994	17,226,158	1,676
Exercise of stock options	75,000	82
Exercise of stock options	75,000	-

As at February 28, 1995	17,376,158	1,758
Exercise of stock options	200,000	-
Acquisition of 50.1% Kemgas Corporation Inc.	5,187,505	4

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2005

(amounts in thousands of US dollars, except per share data)

As at February 29, 1996	22,763,663	1,762
Exercise of Kemgas Corporation Inc. stock options	375,000	-

As at February 28, 1997	23,138,663	1,762
Issue of shares on conversion of credit facility	3,800,000	4

As at February 28, 1998	26,938,663	1,766
Issue of shares on conversion of credit facility	2,978,723	2

As at February 28, 1999	29,917,386	1,768
Issue of shares for cash	2,429,150	2
Conversion of convertible debentures	7,202,643	5
Exercise of Kemgas Corporation Inc. stock options	175,000	-

As at February 29, 2000	39,724,179	1,775
Issue of shares on conversion of credit facility	4,000,000	3

As at February 28, 2002 and February 28, 2001	43,724,179	1,778
Issue of shares on conversion of credit facility	3,955,695	3
Issue of shares for cash	4,933,091	3
Exercise of warrants	656,200	-
Exercise of stock options	620,000	-

As at February 28, 2003	53,889,165	1,784
Issue of shares on conversion of facility	10,010,510	8

As at February 29, 2004	63,899,675	1,792

Issue of shares in private placement	9,000,000	7
Issue of shares on conversion of facility	7,000,000	6

	79,899,675	1,805

Options Outstanding		Option price per share
		Cdn.
Balance, February 28, 1990	1,850,000	$0.45
Options granted	490,000	0.90
Options cancelled	(1,925,000)	0.45 to 0.90

Balance, February 28, 1991	415,000	0.90
Options granted	100,000	0.90
Options granted	25,000	1.49
Options granted	20,000	1.50
Options exercised	(23,000)	0.90
Options cancelled	(40,000)	0.90

Balance, February 29, 1992	497,000	0.90 to 1.50
Options exercised	(207,000)	0.90 to 1.50
Options cancelled	(115,000)	0.90 to 1.50
Options granted	75,000	1.50

Balance, February 28, 1993	250,000	0.90 to 1.50
Options granted	131,000	2.25
Options exercised	(11,000)	2.25
Options cancelled	(100,000)	1.50

Balance, February 28, 1994	270,000	0.90 to 2.25
Options granted	200,000	2.28
Options exercised	(75,000)	1.50
Options exercised	(75,000)	0.90

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2005

(amounts in thousands of US dollars, except per share data)

Balance, February 28, 1995	320,000	2.25 to 2.28
Options exercised	(200,000)	2.28

Balance, February 29, 1996	120,000	2.25
Options lapsed	(10,000)	2.25
Options granted	750,000	2.45
Options granted	425,000	US$ 2.50

Balance, February 28, 1997	1,285,000	2.25 to 2.45 & 2.50
Options lapsed	(1,175,000)	2.45 & 2.50
Options granted	1,925,000	1.50

Balance, February 28, 1998	2,035,000	1.50 to 2,25
Options lapsed	(600,000)	1.50 to 2.25
Options granted	750,000	0.80 to 1.50

Balance, February 28, 1999	2,185,000	0.80 to 1.50
Options lapsed	(1,175,000)	0.29 to 1.50
Options granted	500,000	0.30

Balance, February 29, 2000	1,510,000	0.29 to 0.30
Options lapsed	(350,000)	0.29

Balance, February 28, 2002 and February 28, 2001	1,160,000	0.29 to 0.30

Options exercised	(620,000)	0.29
Options lapsed	(40,000)	0.29

Balances, February 28, 2003	500,000	0.30

Options granted	1,350,000	0.33 to 0.45

Balances, February 29, 2004	1,850,000	0.30 to 0.45

Options lapsed	(250,000)	0.30
Options granted	450,000	$ 0.24

	2,050,000

During the year, 600,000 options issued to a director of the Company were extended for a further five year period. The exercise price of the options remained unchanged.

	Number of Warrants outstanding	Exercise price per share Cdn.

Balance at February 29, 2000	0

Warrants granted re: debentures	315,000	Cdn$ 0.333 to 0.435
Warrants exercised	0

Balance at February 28, 2001	315,000	Cdn$ 0.333 to 0.435

Warrants granted re: debentures	525,000	Cdn $ 0.455 to 0.51
Warrants exercised	-

Balance at February 28, 2002	840,000	Cdn $0.333 to 0.51

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2005

(amounts in thousands of US dollars, except per share data)

Warrants granted re: private place	4,933,091	Cdn $ 0.66
Warrants granted re: debenture	63,000	Cdn $ 0.80 to 0.896
Warrants exercised	(656,200)	Cdn $ 0.333 to 0.455
Warrants lapsed	(183,800)	Cdn $ 0.333 to 0.455

Balance at February 28, 2003	4,996,091	Cdn $0.333 to 0.896

Warrants lapsed	(4,996,091)	Cdn $0.333 to 0.896

Balance at February 29, 2004	-

Warrants granted re: private place	13,500,000	$ 0.35 to 0.50
Balance at February 28, 2005	13,500,000

The equity element of the convertible debentures can be summarised as follows:

Issuance of convertible debentures	1,245

Year ended February 28, 2001	1,245

Issuance of convertible debentures	2,755
Less: finders fee	(177)
Less: present value of future interest payments at issuance	(520)

Year ended February 28, 2002	3,303

Issuance of convertible debentures	300
Less: present value of future interest payments at issuance	(39)

Year ended February 28, 2003	3,564

Issuance of convertible debentures	356

Year ended February 29, 2004	3,920
And February 28, 2005

The Company has elected to adopt the disclosure provisions of Statement of Financial Accounting Standards No 123, "Accounting for Stock-Based Compensation", and continues to follow Accounting Principles Board Opinion No 25 and related interpretation in accounting for its employee stock options.

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2005

(amounts in thousands of US dollars, except per share data)

Had compensation cost for the plan been determined based on the fair value of the options at the grant date for awards in the three year period ended February 28, 2005 consistent with the provisions of SFAS No 123, the Company’s net loss and loss per share would have been as follows:

Net loss per US GAAP:	2005	2004	2003
- As reported	$(2,314)	$(2,928)	$(3,019)
- Pro forma	$(2,401)	$(3,031)	$(3,066)

Net loss per share per US GAAP - Proforma:
Basic net loss per share under US GAAP	$(0.04)	$(0.06)	$(0.08)
Diluted net loss per share under US GAAP	$(0.04)	$(0.062)	$(0.076)

Basic weighted average number of shares	64,713,374	54,723,374	49,632,816
Diluted weighted average number of shares	64,713,374	54,723,374	49,632,816

The fair value of each option grant was estimated on the date of grant using the Black - Scholes option pricing model, with the following assumptions for grants made: dividend yields of 0%; annual risk-free interest rate of 4.5%; expected volatility of 33%. All grants were made during the financial year 2000 and 2004.

Under US GAAP, of the private placement concluded in January 2005, part of the private placement net consideration, which is the consideration received less finders fee, should be allocated to the warrants. The fair value of the warrants amounted to USD870,031.

Development Stage Entity

The Company is still in the development stage and under US GAAP falls under the provisions of FAS No. 7 "Accounting and reporting by development stage enterprises.

The cumulative amounts are stated in accordance with International Financial Reporting Standards.

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2005

(amounts in thousands of US dollars, except per share data)

Statement of income

Notes	Cumulative totals since inception restated

Revenues	$2,854
Cost of revenues	(2,056) __________

Gross margin	798

Research and development expenses	$9,709
General and administrative expenses	16,177
Product development	176
Project development	238
Settlement of legal dispute	11	400
Write-down of goodwill	10,649
Other expenses	184 __________

Operating loss	(36,735)

Profit on disposal of investment	338
Interest expense, net	(4,479) __________

Loss before income taxes and minority interest	(40,876)

Provision for income taxes	11	(388) __________
Loss from ordinary activities	(41,264)

Minority interest	51 __________

Net deficit	$ (41,213) __________

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2005

(amounts in thousands of US dollars, except per share data)

Statement of cash flows

Cumulative
totals since
inception
restated
Cash flows from operating activities
Net deficit	$(40,916)

Profit on disposal of investment	(338)
Depreciation and amortization	5,052
Write-down of property, plant and equipment	2,033
Write-down of inventory	459
Write-down of goodwill	10,649
Interest expense	4,479
Equity in earnings of affiliates	86
Operating loss before working capital changes	(18,496)

Changes in working capital :
Decrease in receivables, prepaid expenses and other current assets	(19)
Increase in accounts payable and accrued expenses, and provisions used	493

Cash used in operations	(18,022)

Interest paid to financial institutions	(427)

Net cash used in operating activities	(18,449)

Cash flows from investing activities
Acquisition of property, plant and equipment	(1,275)
Purchase of KCI net of cash acquired	537

Net cash used in investing activities	(738)

Cash flows from financing activities
Proceeds from new other loans	100
Proceeds raised from finance lease	636
Payment of bank loans	(670)
Proceeds from issuance of common stock	5,912
Proceeds from issuance of convertible debentures	2,941
Proceeds from credit facility	14,611
Payment of credit facility	(4,186)
Finders fee	(285)
Increase in bank overdraft	437
Cash received from share subscription of partner in Odda	51
Interest paid on convertible debentures	(210)

Net cash provided by financing activities	19,337

Effect of exchange rate changes on cash	257

Net increase / (decrease) in cash and cash equivalents	407
Cash and cash equivalents, at inception	-

Cash and cash equivalents, end of year	$407

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2005

(amounts in thousands of US dollars, except per share data)

New accounting pronouncements under IFRS and US GAAP

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123, “Share-Based Payment” (“SFAS Statement 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” This statement requires that all share-based payments to employees be recognized in the financial statements based on their fair values on the date of grant. The Company currently uses the intrinsic value method to measure compensation expense for stock-based awards. SFAS No. 123R is effective as of the beginning of the first interim or annual reporting period that begins after December 31, 2005 and applies to all awards granted, modified, repurchased or cancelled after the effective date. The Company is evaluating the requirements of SFAS 123R and expects that its adoption will not have a material impact on the Company’s consolidated results of operations and earnings per share.

In November of 2004, the FASB issued SFAS No. 151, “Inventory Costs”, which amends the guidance in APB No. 43, “Inventory Pricing,” to clarify the accounting of abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company is required to adopt the provisions of SFAS No. 151 in the first quarter of 2006. The Company does not expect SFAS 151 to have a material impact on its consolidated results of operations or financial condition.

In December of 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29” (SFAS 153). SFAS 153 eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by the Company in the first quarter of 2006. The Company does not believe that the adoption of SFAS 153 will have a material impact on the Company’s consolidated results of operations or financial condition.

FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN No. 46) was originally issued in January 2003 and was subsequently revised in December 2003. Fin No. 46 attempts to clarify the application of Accounting Research Bulletin No. 51 “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company does not believe that it has any involvement with variable interest entities that are required to be consolidated under FIN No. 46.

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2005

(amounts in thousands of US dollars, except per share data)

16. LIST OF PRINCIPAL CONSOLIDATED COMPANIES

Principal consolidated companies for 2004 and 2005 are as follows:

Name of Company	Countries	Holding	Proportion held	Nature of business
CalciTech Synthetic Minerals Ltd.	Bermuda	Ordinary shares	100%	PCC business
CalciTech Group Services SA	Switzerland	Ordinary shares	100%	Administration
CalciTech Holdings ApS	Denmark	Ordinary shares	100%	Holding Company
CalciTech Odda A-S (in liquidation)	Norway	Ordinary shares	51%	Production of PCC
CalciTech Deutschland GmbH	Germany	Ordinary shares	100%	Production of PCC

On February 1, 2003, the Company’s intellectual property interests in it’s Synthetic Calcium Carbonate (“SCC”) technology were assigned to a new Bermuda organized wholly owned subsidiary, CalciTech Synthetic Minerals Ltd. All group subsidiary companies were transferred to CalciTech Synthetic Minerals Ltd. which now acts as the holding Company and will license within the group rights and use of the technology on a territorial basis.

During the year ended February 28, 2005, the Company acquired CalciTech Group Services SA as its new administrative office.

17. ULTIMATE CONTROLLING PARTY

No individual has an ultimate controlling interest in the Company.

18. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Non-cash transactions were as follows:

	2005	2004	2003

Issuance of common stock upon conversion of credit facility	$1,400	2,000	1,050
Conversion of options through credit facility	-	10	119
Exercise of warrants through credit facility	-	-	184
Issuance of common stock upon private placement through credit facility	1,136	-	1,700
Issuance of convertible debentures through credit facility	-	-	300
Interest on convertible debentures paid from credit facility	-	-	(112)

Total	$2,536	$2,010	$3,241

Upon exercise of options in 2004, certain directors paid the exercise price directly to Epsom as an offset to the credit facility. Similarly, in 2004, the exercise price of warrants was paid directly by certain holders as an offset to the credit facility, and the private placement of common stock and convertible debentures in 2003 was effected through the credit facility.

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2005

(amounts in thousands of US dollars, except per share data)

19. COMMITMENT

The Company rents its principal management services office under an annually renewable agreement.

20. NUMBER OF EMPLOYEES (UNAUDITED)

Headcount was 4, 6 and 9 as of February 28, 2005, February 29, 2004 and February 28, 2003, respectively.

21. POST BALANCE SHEET EVENT

There are no material post balance sheet events.

22. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors and authorised for issue on June 14, 2005.

“R.A. Leopard”

Roger A Leopard

“J.M Smith”

John M Smith

