Form 20-F/A
period 2005-02-28
CALCITECH LTD
filed 2006-01-31
CIK 889431

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________

FORM 20-F /A

AMENDMENT NO. 1

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

EXPLANATORY NOTE

THIS ANNUAL REPORT ON FORM 20-F/A IS BEING FILED FOR THE PURPOSE OF AMENDING PARTS OF OUR ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED FEBRUARY 28, 2005. THIS FORM 20-F/A AMENDS AND RESTATES THE ENTIRE FORM 20-F FOR THE YEAR ENDED FEBRUARY 28, 2005. EXCEPT AS OTHERWISE EXPRESSLY STATED HEREIN, ALL INFORMATION IN THIS 20-F/A IS AS OF FEBRUARY 28, 2005, THE ORIGINAL FILING DATE OF OUR ANNUAL REPORT ON FORM 20-F, AND THIS FORM 20-F/A DOES NOT PURPORT TO PROVIDE AN UPDATE OR DISCUSSION OF ANY DEVELOPMENTS SUBSEQUENT TO THE ORIGINAL FILING DATE OF THE FORM 20-F ON SEPTEMBER 2, 2005. THIS REPORT INCLUDES AMENDMENTS TO PARTS I, II AND III.

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

1

report. Historical information for periods prior to the fiscal year ended February 28, 2003 are derived from restated financial statements, not included herein. The financial data for fiscal years 2005, 2004, 2003, 2002 and 2001 are presented on a consolidated basis.

All financial information is presented in U.S. dollars, unless indicated otherwise.

INTERNATIONAL FINANCIAL REPORTING STANDARDS
				Restated	Restated
	2005	2004	2003	2002	2001
Operations Data

Revenue	$ 75,000	$ 51,000	$ NIL	$ NIL	$ NIL

Income (loss) from operations	(1,319,000)	(2,025,000)	(1,723,000)	(2,035,000)	(2,161,000)

Net loss	(1,668,000)	(2,244,000)	(2,188,000)	(2,518,000)	(2,533,000)

Number of shares	79,899,675	63,899,675	53,889,165	43,724,179	43,724,179

Loss per Common Share	(0.03)	(0.04)	(0.04)	(0.06)	(0.06)

Balance Sheet Data
Cumulative Deferred Development Expenditure	-	-	-	-	-

Total Assets	1,481,000	1,036,000	397,000	285,000	256,000

Long Term Obligations	1,577,000	1,443,000	1,378,000	2,455,000	2,666,000

Capital stock	1,805,000	1,792,000	1,784,000	1,778,000	1,778,000

Total Stockholders’ Equity / (Deficiency)	(1,141,000)	($2,571,000)	($2,574,000)	($3,146,000)	($2,211,000)
U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Operations Data
Revenue	$ 75,000	$ 51,000	$ NIL	$ NIL	$ NIL

Income (loss) from operations	(1,319,000)	(2,025,000)	(1,676,000)	(2,283,000)	(2,213,000)

Net Loss	(2,314,000)	($2,928,000)	($3,019,000)	($3,459,000)	($2,825,000)

Loss Per Common Share	(0.03)	($0.05)	($0.06)	($0.08)	($0.07)

Balance Sheet Data

Deferred Development Expenditure	-	-	-	-	-

Total Assets	$ 1,481,000	$ 1,036,000	$ 397,000	$ 285,000	$ 256,000

Long Term Obligations	$5,497,000	$5,363,000	$5,307,000	$4,868,000	$3,911,000
Total Stockholders’ Equity / (Deficiency)	($ 5,284,000)	($ 7,072,000)	($ 6,756,000)	($7,233,000)	($4,391,000)

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

If We Are Unable to Raise Funds Our Growth May Be Adversely Affected. Historically, we have had to seek capital for research and development of our SCC due to lack of revenues. Based on the available amount of $460,000 in cash and $2,262,000 of a $2,500,000 line of credit with Epsom Investment Services, N.V., we believe we will have sufficient working capital to continue current operations for the next 12 months. However, if we do not raise $7,500,000 the Company will be unable to build the first phase of its planned plant. The second phase will require $180 million. The Company believes that due to the environmental aspect of our technology, substantial grants and loans will be available. However, in the event that there is a cash shortage and we are unable to obtain a debt financing or grants, additional equity financing will be required. The proposed plants in Germany and the Republic of Slovakia will also require additional funds, if the Company’s revenues or grants are unable to cover the building expenses. Seeking additional financing would dilute the ownership of existing shareholders.

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

9

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

12

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

Overview

CalciTech is currently in the process of commercialising its SCC based products. An important aspect of this commercialisation has been the building and commissioning of its small-scale production plant in Leuna, Germany. This facility has mainly been producing samples for potential clients to assess the desirability for their use in the production of coated paper. The trials conducted, varying from bench-scale testing to full machine trials, have been successful. The Company has received responses from paper producers indicating their interest to acquire substantial quantities of CalciTech’s SCC based products once the first full-scale commercial-scale plant has been commissioned. Based on the letters of intent received from the paper producers, the Company estimates that it will be able to exceed the planned production capacity of this first plant, which is 40,000 tons per year, once operations have commenced. In addition to the foregoing, the Company’s management believes that it will be able to commercially operate the first planned merchant plant in Leuna once the funding is secured to build the full-scale production plant based on the following:

•	Industry interest and demand for SCC-based products indicate marketing viability of its products;

•	The internal financial projections based on the process, production, demand, procurement, and logistics of delivery support the management’s belief that the Company will be able to operate profitably;

•	CalciTech is in the process of applying to receive a grant from the European Structural fund to cover up to 50% of the capital costs of such a plant; and

19

•

CalciTech believes that the advantages of SCC based products over other calcium carbonate products on the market today make CalciTech’s product offering very compelling to the industry, financial institutions and investors alike so that it will be able to conclude the project finance required for the build of its full-scale merchant plant.

CalciTech is currently in discussions with financial institutions and prospective industrial partners on the potential for funding and collaborating on the build and operation of a full-scale SCC plant. The Company intends to finance its first plant by the following sources:

•	Grant from European Structural fund: up to 50% of the capital expenditure for the first plant;

•	State guarantee backed commercial loan for approximately 40% of the capital expenditure;

•

The remainder to be financed through the placement of equity with a variety of participants (professional money managers, industrial partners). The Company expects to enter into a private equity agreement on its wholly owned operating company, CalciTech Synthetic Minerals Ltd.

The Company has already commenced the process of applying for the grant from the European Structural fund and the state guarantee backed commercial loan. In addition, the Company intends to commence negotiating the terms of the placement of equity by the end of 2005.

The Company is currently financed through a convertible loan facility, up to USD 2.5 million, from Epsom Investment Services. In addition, the Company has outstanding convertible debenture notes, with a maturity date of December 31, 2007, which are only repayable in cash at the Company’s option. Holders of the debenture notes do not have such an option and may only convert into common stock of the Company at a conversion price is $1.75. This, therefore, has no effect on the Company’s liquidity. If the outstanding balance of the convertible notes were due on February 28, 2005 and such outstanding balance had been converted into capital stock of the Company, the holders of the convertible debenture notes would have been entitled to 2,851,430 Common Shares. This would have represented 3.6% of the issued and outstanding Common Shares as of February 28, 2005.

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

The following table sets forth net income under IFRS and under U.S. GAAP for the periods indicated.

	2005	2004	2003		Cumulative total since inception restated (Unaudited)

Net loss in accordance with IAS, restated	$(1,668)	$(2,244)	$(2,188)		$(39,720)
Interest on convertible debentures	-	(280)	(288)		(895)
Beneficial conversion feature on credit facility	(579)	(404)	(590)		(3,585)
Share options accounting	(67)	-	47		(281)

Net loss in accordance with US GAAP	$(2,314)	$(2,928)	$(3,019)		$(44,481)

Basic net loss per share under US GAAP	$(0.03)	$(0.06)	(0.07)	$
Diluted net loss per share under US GAAP	$(0.03)	$(0.06)	(0.07)	$

The following table sets forth shareholders’ equity under IFRS and U.S. GAAP as of the dates indicated.

	2005	2004	2003

Shareholders' deficiency in accordance with IFRS, restated	$(1,141)	$(2,571)	$ (2,574)
Convertible debentures	(4,143)	(4,501)	(4,182)

Shareholders' deficiency in accordance with US GAAP	$(5,284)	$(7,072)	$ (6,756)

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

February 28, 2005 compared to February 29, 2004.

Revenue. The Company had revenue s totaling $75,000 for the year ended February 28, 2005 compared to $51,000 for February 29, 2004. This increase is the result of increased sales of samples produced at the small- scale production facility in Germany.

Expenses. Research and development costs expensed were decreased from $353,000 to $NIL and general and administration expenses decreased from $1,723,000 to $920,000. Among specific items, product development and project development increased to $176,000 and $238,000, respectively. This was as a result of the shift by the Company to commercialize its products and technology. The Company has now moved out of the research and development stage into the commercialization of the patented process. Accordingly, research and development have decreased and project and product development have increased. Audit and accounting fees decreased by $5,000 to $142,000.

Net Loss. The net loss in fiscal year 2005 decreased to $1,668,000 from $2,244,000 in 2004.

February 29, 2004 compared to February 28, 2003.

Revenue. The Company had revenue s totaling $51,000 for the year ended February 29, 2004 compared to $NIL for February 28, 2003.

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

February 28, 2003 compared to February 28, 2002.

Revenue. The Company had no revenue s for the fiscal years ended February 28, 2003 or February 28, 2002.

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

B.     Liquidity and Capital Resources

As of February 28, 2005, the Company's working capital deficiency decreased to $359,000 from the working capital deficiency of $1,848,000 on February 29, 2004. This is largely as a result of the private placement that was completed in January 2005, which raised $2,250,000. On February 29, 2004, the Company’s working capital deficiency increased by $534,000 from a working capital deficiency of $1,314,000 on February 28, 2003. This increase was a result of an increase in operating staff at the small scall plant in Germany, increased activity in developing new projects, and increase in audit costs to comply with U.S. securities laws.

To develop and commercialize its SCC technology, management foresees its primary need for capital in the next 12 months ending February 28, 2006 will be approximately $2,000,000 for working capital to maintain current operations. These requirements are expected to be met through a combination of the Epsom credit facility, revenues from sales of SCC samples, and new equity financing. Management believes that given the cash on hand of $407,000, together with the credit facility of $2,500,000, of which $2,262,000 is un-utilised at the balance sheet date, and the continuing downward trend of expenses, the Company has sufficient working capital to meet its obligations for the next 12 months following the date of the approval of these financial statements. Management have received assurances from the provider of this credit facility that it will continue to keep this credit facility available for this period although such assurances are not legally binding. However, if the Company were to commence the development for commercial production, this credit facility would be insufficient and further funding would be required.

The credit facility agreement with Epsom Investment Services N.V. to provide up to $5,000,000 (see Note 6) was re-negotiated during February 2003 whereby the maximum amount of draw down was reduced to $2,500,000 with a reduction in interest charged to 7.5% per annum. During February 2005 this facility was extended to August 31, 2006. Also at this time Epsom agreed to convert part of this facility into equity for $1,400,000. As at February 28, 2005, $238,000 of this facility had been drawn down.

The Company estimates that it will need approximately $7,500,000 to carry out its strategic business plan to build its first full-scale plant with a production capacity of 40,000 tons per annum. The Company intends to finance the construction of the plant by: (1) a grant from European Structural fund:  for up to 50% of the capital expenditure for the first plant; (2) a state guarantee backed commercial loan for approximately 40% of the capital expenditure; and (3) the placement of equity with a variety of participants (professional money managers, industrial partners). The Company has already begun the process of applying for the state loan and the grant from the European Structural fund. The Company believes that the process will take place over the next 8-12 months. In the event that the Company is unable to secure the funds to build its first full-scale plan, the Company intends to generate limited revenues from sale of SCC samples and may examine the possibility of licensing its technology.

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

None.

F.	Tabular Disclosure of Contractual Obligations

Contractual obligations are disclosed as follows:

		Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Credit facility	238		238
Convertible debentures	3,920		3,920
Interest payable	659		659
Equipment leasing	36	20	11	5
Property rental	182	62	69	51

Total Contractual Cash Obligations	5,035	82	4,897	56	0

The Company categorized its contractual obligations based on the following:

Credit facility. This is the balance on the credit facility with Epsom as at February 28, 2005. It is not repayable until August 2006 and therefore falls into the 1-3 year(s) period.

Convertible debentures. The convertible debentures were re-negotiated between the Company and the holders of the convertible debentures. The maturity date of the convertible debentures were extended to December 31, 2007 and falls into the 1-3 year(s) period.

Interest payable. The interest payable on convertible debentures is due up to the date of maturity. The figure set forth above represents the net present value of the interest due upon the date of maturity.

Under US GAAP, the convertible debentures are treated as non-current obligations. This results in a change to the Shareholders’ deficiency as seen in the table above.

	2005	2004	2003

Total non-current liabilities - IFRS	1,577	1,443	1,378
Convertible debentures	3,920	3,920	3,929
Total non-current liabilities – US GAAP	5,497	5,363	5,307

Item 6. Directors, Senior Management and Employees

A.	Directors, Senior Management

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

On July 18, 2005, New Star Institutional Managers, Ltd., Family UK Equity Fund, Stephen Whittaker, Gregor Logan, Mark Beale, Ian Bettie, Timothy Bray, Keith Brown, Howard Covington, John Duffield, Anna Kirk, Richard Lewis, Rupert Francis James Henry Ruvigny, Michelle Sanders and Deborah Weekes collectively filed a Schedule 13G with the SEC to report their beneficial ownership of 4,419,000 Common Shares which constituted 5.5% of the outstanding Common Shares.

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

During the year ended February 29, 2004, the Company disposed of its 100% subsidiary, CalciTech Group Services SARL (incorporated in France) to the CEO, Roger A. Leopard and Geoffrey Long, an officer of the Company, for a price of €10 (Ten Euros).

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

33

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

The high and low prices expressed in Canadian dollars on the TSX for the Company’s Common Shares and the high and low prices expressed in United States dollars quoted on the OTC Bulletin Board for the last six months, each quarter for the last two fiscal years and annually for the last five years are as follows:

	TSX Venture Exchange (Canadian Dollars)		OTC Bulletin Board (United States Dollars)
Period	High	Low	High	Low
July 2005	N/A	N/A	$ 0.23	$ 0.18
June 2005	N/A	N/A	$ 0.23	$ 0.15
May 2005	N/A	N/A	$ 0.22	$ 0.20
April 2005	N/A	N/A	$ 0.23	$ 0.19
March 2005	N/A	N/A	$ 0.22	$ 0.17
February 2005	N/A	N/A	$ 0.27	$ 0.17

2004-2005	High	Low	High	Low
Fourth Quarter ended February 28, 2005	N/A	N/A	$ 0.28	$ 0.17
Third Quarter ended November 30, 2004	N/A	N/A	$ 0.26	$ 0.16
Second Quarter ended August 31, 2004	N/A	N/A	$ 0.26	$ 0.16
First Quarter ended May 31, 2004	$ 0.49	$ 0.31	$ 0.29	$ 0.21
2003-2004	High	Low	High	Low
Fourth Quarter ended February 29, 2004	$ 0.37	$ 0.24	$ 0.27	$ 0.18
Third Quarter ended November 30, 2003	$ 0.37	$ 0.27	$ 0.24	$ 0.18
Second Quarter ended August 31, 2003	$ 0.36	$ 0.27	$ 0.30	$ 0.21
First Quarter ended May 31, 2003	$ 0.49	$ 0.31	$ 0.31	$ 0.22

	High	Low	High	Low
2004 – 2005 Annual	$ 0.40	$ 0.30	$ 0.29	$ 0.15
2003 – 2004 Annual	$ 0.49	$ 0.24	$ 0.31	$ 0.18
2002 – 2003 Annual	$ 0.73	$ 0.39	$ 0.41	$ 0.25
2001 – 2002 Annual	$ 0.65	$ 0.21	$ 0.45	$ 0.12
2000 – 2001 Annual	$ 0.50	$ 0.18	$ 0.33	$ 0.12

B.	Plan of Distribution

Not Applicable.

C.	Markets

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

In addition, our officers have also concluded that our disclosure controls and procedures are also effective to ensure that information required under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow all timely decisions regarding required disclosure.

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

3.9	Option Agreement between Kemgas and Adrien Goetz dated February 28, 1992 (1)

3.10	Option Agreement between Kemgas and Michael Laidlaw dated June 19, 1991 (1)

3.11	Option Agreement between Kemgas and Richard Hethey dated January 12, 1990 and amended September 6, 1990. (1)

3.12	Settlement Agreement among Kemgas Sydney, John Galanis, Industries Research Corporation, Kemgas Holdings and Kemgas Alberta Ltd. dated November 5, 1993 (2)

3.13	Preliminary Joint Venture and Distribution Agreement among Kemgas Sydney, Taiyuan Calcium Carbide Factory and Can-Chi Ventures Ltd. dated May 23, 1993 (2)

3.14	Memorandum of Agreement (Loan Agreement) dated June 15, 1993 between Kemgas Sydney Inc. and Kemgas Overseas N.V. (2)

3.15	Option Agreement between Kemgas and Leonard Houzer dated August 10, 1993. (2)

3.16	Option Agreement between Kemgas and John Michael Smith dated August 10, 1993. (2)

3.17	Option Agreement between Kemgas and Isaac Moss dated April 22, 1994. (3)

3.18	Amending Agreement between Kemgas, Kemgas Corporation, Inc., Epsom Investments Services N.V. and Kemgas Overseas, N.V. dated August 2, 1993. (4)

3.19	Memorandum of Understanding between Kemgas Licensing and Buse Anlagenbau GmbH dated March 28, 1994. (4)

3.20	Acquisition Agreement for Anlagen- und Geraetbau GmbH, dated April, 1995. (4)

3.21	Stock Purchase Agreement between Kemgas, Kemgas Corporation, Inc., and Epsom Investment Services N.V. dated June 17, 1995 (4)

3.22	Technology Licensing Agreement between Kemgas Licensing Ltd. and Zaklady Chemiczne “Oswiecim” S.A. dated September 18, 1995 (4)

3.23	Assignment Agreement and License between Kemgas and James W. Bunger and Associates dated March 17, 1996 (4)

3.24	Professional Services Agreement between Kemgas and James W. Bunger and Associates dated March 17, 1996 (4)

3.25	Option Agreement between Kemgas and Kenneth George Jackson dated September 17, 1996 (4)

3.26	Credit Facility Agreement between Epsom Investment Services N.V. and Kemgas Ltd. dated February 27, 1998 (5)

3.27	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and Kemgas Limited dated April 9, 1999 (6)

3.28	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated February 29, 2001 (7)

3.29	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated February 28, 2003 (7)

3.30	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated February 29, 2004 (7)

3.31	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated February 28, 2005 (7)

3.32	Form of 5% Convertible Debenture due February 28, 2005 (7)

3.33	Form of Addendum to 5% Convertible Debenture Due February 28, 2005 (7)

3.34	Consulting Agreement between CalciTech Ltd. and H.J. Mark Tompkins dated February 25, 2005 (7)

8.1	List of Subsidiaries (7)

12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act*

12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act*

13.1	Certification under Section 906*

____________________________________________

* To be filed herewith

(1)	Previously filed with Registration Statement on Form 20-F under the Securities Exchange Act of 1934 on June 29, 1992.

(2)	Previously filed with the Form 20-F submitted for the fiscal year ended February 28, 1993.
(3)	Previously filed with the Form 20-F submitted for the fiscal year ended February 28, 1994.
(4)	Previously filed with the Form 20-F submitted for the fiscal year ended February 28, 1997.
(5)	Previously filed with the Form 20-F submitted for the fiscal year ended February 28, 1998.
(6)	Previously filed with the Form 20-F submitted for the fiscal year ended February 29, 2000.
(7)	Previously filed with the Form 20-F submitted for the fiscal year ended February 28, 2005.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F /A on its behalf.

DATED: January 27, 2006	CALCITECH LTD.

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

We conducted our audit in accordance with International Standards on Auditing and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

International Financial Reporting Standards vary in certain respects from accounting principles generally accepted in the United States. The application of United States generally accepted accounting principles would have affected the determination of net loss and shareholders' deficiency for the financial years ended February 28, 2005 and February 29, 2004 to the extent summarized in Note 15 to the consolidated financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CalciTech Ltd (a development stage Company) as of February 28, 2005 and February 29, 2004 and the consolidated results of its operations and its cash flows for the year s ended February 28, 2005 and February 29, 2004 in accordance with International Financial Reporting Standards and with a reconciliation note to U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.1 to the financial statements, the Company has incurred losses and negative cash flows from operations for the years ended February 28, 2005 and February 29, 2004 . These matters raise substantial doubt about its ability to continue as a going concern. Management plans in regard to these matters are also described in Note 2.1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ MRI Moores Rowland LLP

MRI Moores Rowland LLP	September 1, 2005, except for Note 15 which has been updated as at October 31, 2005

Chartered Accountants

3 Sheldon Square

London

W2 6PS

United Kingdom

1

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

Report of Independent Auditors

CalciTech Ltd

To the shareholders and board of directors of CalciTech Ltd

We have audited the accompanying consolidated statements of operations, shareholders' deficiency, and cash flows of CalciTech Ltd (a Company in the development stage) for the year ended February 28, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of its operations of CalciTech Ltd (a development stage company) and its cash flows for the year ended February 28, 2003 in accordance with International Financial Reporting Standards.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 .1 to the financial statements, the Company has incurred losses and negative cash flows from operations for the year ended February 28, 2003 . These matters raise substantial doubt about its ability to continue as a going concern. Management plans in regard to these matters are also described in Note 2 .1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States. The application of United States generally accepted accounting principles, as restated, would have affected the determination of net loss and shareholders’ deficiency for the financial year ended February 28, 2003 to the extent summarized in Note 15 to the consolidated financial statements.

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

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD

(a Company in the development stage)

CONSOLIDATED BALANCE SHEET

For the Years ended February 28, 2005 and February 29, 2004

(amounts in thousands of US dollars, except per share data)

	Notes	2005	2004
LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current liabilities
Accounts payable		$322	$995
Accruals		245	679
Deferred gain on sale and leaseback - current portion		99	99
Other loans - current portion of liability element	7	159	250
Convertible debentures - current portion of liability element	2.14 and 8.1	195	141
Provisions - current portion		25	-

Total current liabilities		1,045	2,164

Deferred gain on sale and leaseback - non current portion		281	380
Credit facility	6	238	365
Provisions - non-current portion	11	177	-
Other loans - non current portion	7	577	698
Convertible debentures - non-current portion of liability element	2.14	304	-

Total non current liabilities		1,577	1,443

Total liabilities		2,622	3,607

Shareholders' deficiency	8
Common stock, Cdn $ 0.001 par value; 120,000,000 shares authorised; issued and outstanding: 79,899,675 in 2005 (63,899,675 in 2004)		1,805	1,792

Share premium, holders' options outstanding on credit facility and contribution surplus		34,563	31,441
Convertible debentures		3,920	3,920
Accumulated deficit during the development stage		(41,213)	(39,545)
Cumulative foreign currency translation adjustments		(216)	(179)

	Total shareholders' deficiency	(1,141)	(2,571)

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY		$1,481	$1,036

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

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD

(a Company in the development stage)

CONSOLIDATED STATEMENT OF SHAREHOLDERS' DEFICIENCY

For the Years ended February 28, 2005, February 29, 2004 and February 28, 2003

(amounts in thousands of US dollars except number of shares)

	Note	Common stock		Share premium, holders' option outstanding and contributed surplus	Convertible debentures	Accumulated deficit	Cumulative currency translation adjustments	Total consolidated shareholders' deficiency

		Shares	Amounts

Balances, February 28, 2001 as restated		43,724,179	1,778	26,400	1,245	(32,595)	26	(3,146)

Net loss		-	-	-	-	(2,518)	-	(2,518)
Drawing on credit facility	6	-	-	2	-	-	-	2
Conversion of credit facility into convertible debentures net of finders fee	8.1	-	-	-	2,058	-	-	2,058
Foreign currency translation adjustments		-	-	-	-	-	4	4

Balances, February 28, 2002 as restated		43,724,179	1,778	26,402	3,303	(35,113)	30	(3,600)

Net loss		-	-	-	-	(2,188)	-	(2,188)
Issuance of common stock upon conversion of credit facility	8.2	3,955,695	3	1,047	-	-	-	1,050
Issuance of convertible debentures	8.1	-	-	-	261	-	-	261
Conversion of options	8.4	620,000	-	119	-	-	-	119
Exercise of warrants	8.1	656,200	-	184	-	-	-	184
Issuance of common stock upon private placement	8.3	4,933,091	3	1,697	-	-	-	1,700
Foreign currency translation adjustments		-	-	-	-	-	(100)	(100)

Balances, February 28, 2003		53,889,165	1,784	29,449	3,564	(37,301)	(70)	(2,574)

Net loss				-	-	(2,244)	-	(2,244)
Issuance of common stock upon conversion
of credit facility	8.2	10,010,510	8	1,992	-	-	-	2,000
Issuance of convertible debentures	8.1	-	-	-	356	-	-	356
Foreign currency translation adjustments		-	-	-	-	-	(109)	(109)

Balances, February 29, 2004		63,899,675	1,792	31,441	3,920	(39,545)	(179)	(2,571)

Net loss						(1,668)		(1,668)
Issuance of common stock on conversion
of credit facility	8.2	7,000,000	6	1,394				1,400
Issuance of common stock in private
placement		9,000,000	7	2,086				2,093
Foreign currency translation adjustments				(358)			(37)	(395)

Balances, February 28, 2005		79,899,675	1,805	34,563	3,920	(41,213)	(216)	(1,141)

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

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 28, 2005

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

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 28, 2005

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

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 28, 2005

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 28, 2005

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

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 28, 2005

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

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 28, 2005

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

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 28, 2005

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

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 28, 2005

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

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 28, 2005

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

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 28, 2005

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

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 28, 2005

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

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 28, 2005

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

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 28, 2005

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

c)       During the year ended February 29, 2004, the Company disposed of its 100% subsidiary, CalciTech Group Services SARL (incorporated in France) to the CEO, Roger A. Leopard and Geoffrey Long, an officer of the Company, for a price of €10 (Ten Euros). The net liabilities of the Company at the date of disposal were as shown below.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 28, 2005

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

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 28, 2005

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

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 28, 2005

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

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 28, 2005

(amounts in thousands of US dollars, except per share data)

The principal differences between IFRS and US GAAP are presented below together with explanations of certain adjustments that affect consolidated net income and total shareholders' equity:

	2005	2004	2003		Cumulative total since inception
					Restated (Unaudited)

Net loss in accordance with IFRS	$(1,668)	$(2,244)	$(2,188)		$(39,720)
Interest, finders fee and currency translation on convertible debentures	-	(280)	(288)		(895)
Beneficial conversion feature on credit facility	(579)	(404)	(590)		(3,585)
Share options accounting	(67)	-	47		(281)

Net loss in accordance with US GAAP	$(2,314)	$(2,928)	$(3,019)		$(44,481)

Basic net loss per share under US GAAP	$(0.03)	$(0.06)	$(0.07)	$
Diluted net loss per share under US GAAP	$(0.03)	$(0.06)	$(0.07)	$

	2005	2004	2003

Shareholders' deficiency in accordance with IFRS	$(1,141)	$(2,571)	$(2,574)
Convertible debentures	(4,143)	(4,501)	(4,182)

Shareholders' deficiency in accordance with US GAAP	$(5,284)	$(7,072)	$(6,756)

The stockholder deficiency is described below:

	Note	Common stock		Share premium, holders' option outstanding and contributed surplus	Convertible debentures	Accumulated deficit	Cumulative currency translation adjustments	Total consolidated shareholders' deficiency

		Shares	Amounts

Balances, February 28, 2002 as restated		43,724,179	1,778	26,402	3,303	(35,113)	30	(3,600)

Net loss		-	-	-	-	(2,188)	-	(2,188)
Issuance of common stock upon conversion of credit facility	8.2	3,955,695	3	1,047	-	-	-	1,050
Issuance of convertible debentures	8.1	-	-	-	261	-	-	261
Conversion of options	8.4	620,000	-	119	-	-	-	119
Exercise of warrants	8.1	656,200	-	184	-	-	-	184
Issuance of common stock upon private placement	8.3	4,933,091	3	1,697	-	-	-	1,700
Foreign currency translation adjustments		-	-	-	-	-	(100)	(100)
Convertible Debentures (US GAAP Adjnt)					(4,182)			(4,182)

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 28, 2005

(amounts in thousands of US dollars, except per share data)

Balances, February 28, 2003		53,889,165	1,784	29,449	(618)	(37,301)	(70)	(6,756)

Net loss				-	-	(2,244)	-	(2,244)
Issuance of common stock upon conversion
of credit facility	8.2	10,010,510	8	1,992	-	-	-	2,000
Issuance of convertible debentures	8.1	-	-	-	356	-	-	356
Foreign currency translation adjustments		-	-	-	-	-	(109)	(109)
Convertible Debentures (US GAAP Adjnt)					(319)			(319)

Balances, February 29, 2004		63,899,675	1,792	31,441	(581)	(39,545)	(179)	(7,072)

Net loss						(1,668)		(1,668)
Issuance of common stock on conversion
of credit facility	8.2	7,000,000	6	1,394				1,400
Issuance of common stock in private
placement		9,000,000	7	2,086				2,093
Foreign currency translation adjustments				(358)			(37)	(395)
Convertible Debentures (US GAAP Adjnt)					358			358

Balances, February 28, 2005		79,899,675	1,805	34,563	(223)	(41,213)	(216)	(5,284)

Under US GAAP, the beneficial conversion feature embedded in the credit facility should be recognised and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital.

Under US GAAP, the convertible debentures are treated as non-current obligations. This results in a change to the Shareholders’ deficiency as seen in the table above.

	2005	2004	2003

Total non-current liabilities - IFRS	1,577	1,443	1,378
Convertible debentures	3,920	3,920	3,929
Total non-current liabilities – US GAAP	5,497	5,363	5,307

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

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 28, 2005

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

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 28, 2005

(amounts in thousands of US dollars, except per share data)

Exercise of stock options	620,000	-

As at February 28, 2003	53,889,165	1,784
Issue of shares on conversion of facility	10,010,510	8

As at February 29, 2004	63,899,675	1,792

Issue of shares in private placement	9,000,000	7
Issue of shares on conversion of facility	7,000,000	6

	79,899,675	1,805

	Options Outstanding	Option price per share
		Cdn.
Balance, February 28, 1990	1,850,000	$0.45
Options granted	490,000	0.90
Options cancelled	(1,925,000)	0.45 to 0.90

Balance, February 28, 1991	415,000	0.90
Options granted	100,000	0.90
Options granted	25,000	1.49
Options granted	20,000	1.50
Options exercised	(23,000)	0.90
Options cancelled	(40,000)	0.90

Balance, February 29, 1992	497,000	0.90 to 1.50
Options exercised	(207,000)	0.90 to 1.50
Options cancelled	(115,000)	0.90 to 1.50
Options granted	75,000	1.50

Balance, February 28, 1993	250,000	0.90 to 1.50
Options granted	131,000	2.25
Options exercised	(11,000)	2.25
Options cancelled	(100,000)	1.50

Balance, February 28, 1994	270,000	0.90 to 2.25
Options granted	200,000	2.28
Options exercised	(75,000)	1.50
Options exercised	(75,000)	0.90

Balance, February 28, 1995	320,000	2.25 to 2.28
Options exercised	(200,000)	2.28

Balance, February 29, 1996	120,000	2.25
Options lapsed	(10,000)	2.25
Options granted	750,000	2.45
Options granted	425,000	US$ 2.50

Balance, February 28, 1997	1,285,000	2.25 to 2.45 & 2.50
Options lapsed	(1,175,000)	2.45 & 2.50
Options granted	1,925,000	1.50

Balance, February 28, 1998	2,035,000	1.50 to 2.25
Options lapsed	(600,000)	1.50 to 2.25
Options granted	750,000	0.80 to 1.50

Balance, February 28, 1999	2,185,000	0.80 to 1.50
Options lapsed	(1,175,000)	0.29 to 1.50
Options granted	500,000	0.30

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 28, 2005

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

	Number of Warrants outstanding	Exercise price per share Cdn.

Balance at February 29, 2000	0

Warrants granted re: debentures	315,000	Cdn$ 0.33 to 0.44
Warrants exercised	0

Balance at February 28, 2001	315,000	Cdn$ 0.33 to 0.44

Warrants granted re: debentures	525,000	Cdn $ 0.46 to 0.51
Warrants exercised	-

Balance at February 28, 2002	840,000	Cdn $0.33 to 0.51

Warrants granted re: private place	4,933,091	Cdn $ 0.66
Warrants granted re: debenture	63,000	Cdn $ 0.80 to 0.90
Warrants exercised	(656,200)	Cdn $ 0.33 to 0.46
Warrants lapsed	(183,800)	Cdn $ 0.33 to 0.46

Balance at February 28, 2003	4,996,091	Cdn $0.33 to 0.90

Warrants lapsed	(4,996,091)	Cdn $0.33 to 0.90

Balance at February 29, 2004	-

Warrants granted re: private place	13,500,000	$ 0.35 to 0.50
Balance at February 28, 2005	13,500,000	Cdn$ 0.33 to 0.44

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 28, 2005

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

Had compensation cost for the plan been determined based on the fair value of the options at the grant date for awards in the three year period ended February 28, 2005 consistent with the provisions of SFAS No 123, the Company’s net loss and loss per share would have been as follows:

Net loss per US GAAP	2005	2004	2003
- As reported	$(2,314)	$(2,928)	$(3,019)
- Pro forma	$(2,401)	$(3,031)	$(3,066)

Net loss per share per US GAAP - Proforma:
Basic net loss per share under US GAAP	$(0.04)	$(0.06)	$(0.08)
Diluted net loss per share under US GAAP	$(0.04)	$(0.06)	$(0.080)

Basic weighted average number of shares	64,713,374	54,723,374	49,632,816
Diluted weighted average number of shares	64,713,374	54,723,374	49,632,816

The fair value of each option grant was estimated on the date of grant using the Black - Scholes option pricing model, with the following assumptions for grants made: dividend yields of 0%; annual risk-free interest rate of 4.5%; expected volatility of 33%. All grants were made during the financial year 2000 and 2004.

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 28, 2005

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

The cumulative amounts are stated in accordance with International Financial Reporting Standards.

Statement of income

Notes	Cumulative
totals since
inception
Restated (Unaudited)

Revenues	$2,854
Cost of revenues	(2,056)

Gross margin	798

Research and development expenses	$9,709
General and administrative expenses	16,177
Product development	176
Project development	238
Settlement of legal dispute	11	400
Write-down of goodwill	10,649
Other expenses	184

Operating loss	(36,735)

Profit on disposal of investment	338
Interest expense, net	(4,479)

Loss before income taxes and minority interest	(40,876)

Provision for income taxes	11	(388)
Loss from ordinary activities	(41,264)

Minority interest	51

Net deficit	$ (41,213)

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 28, 2005

(amounts in thousands of US dollars, except per share data)

Statement of cash flows

Cumulative
totals since
inception
Restated (Unaudited)
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

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 28, 2005

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

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 28, 2005

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

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Year ended February 28, 2005

(amounts in thousands of US dollars, except per share data)

22. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors and authorised for issue on June 14, 2005.

“R.A. Leopard”

Roger A Leopard

“J.M Smith”

John M Smith

