Form 20-F
period 2006-02-28
CALCITECH LTD
filed 2006-08-28
CIK 889431

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________

FORM 20-F

_________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED FEBRUARY 28, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The number of outstanding Common Shares as of February 28, 2006 is 88,899,675

Indicate by check mark if the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the Company is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☒ Yes ☐ No

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the Company is a large accelerated filer, an accelerated filer or a non-accelerated files. ☐ Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer

Indicate by check mark which financial statement item the Company has elected to follow.

Item 17 ☒	Item 18 ☐

Indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act.

☐ Yes	☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. NOT APPLICABLE

PART I

The following discussion contains forward-looking statements regarding events and financial trends, which may affect CalciTech Ltd’s (“CalciTech,” the “Company,” “we,” “our” or “us”) future operating results and financial position. Such statements are subject to risks and uncertainties that could cause our actual results and financial position to differ materially from those anticipated in forward-looking statements. These factors include, but are not limited to, the fact that we are in the development stage, will need additional financing to build our proposed plants and will be subject to certain technological risks associated with scaling up production to a commercial level, all of which factors are set forth in more detail in the section entitled “Risk Factors” in Item 3.D. and “Operating and Financial Review and Prospects” at Item 5.

Item 1.	Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

As described in Note 15, we have restated our net loss in accordance with U.S. GAAP to reflect the beneficial conversion feature embedded in the credit facility. Share option expense was restated to account for the reclassification of certain options as fixed that were previously accounted for as variable. The effect was the additional charge to net loss as represented by "Beneficial conversion feature on credit facility". There was no effect on Shareholders' deficit from this change. Share option expense was restated to account for the reclassification of certain options as fixed that were previously accounted for as variable.

In 2006, it was determined that certain derivative accounting disclosures for US GAAP for the years ended February 28, 2005 and February 29, 2004, were not included and the financial statements included herein have been adjusted accordingly.

A.	Selected Financial Data

The following tables set forth selected financial data regarding our operating results and financial position prepared in accordance with International Financial Reporting Standards (IFRS) and accounting principles generally accepted in the United States (U.S. GAAP). This data has been derived from our financial statements for the years ended February 28, 2006, February 28, 2005, and February 29, 2004. The following table sets forth selected financial data with respect to the Company and is qualified in its entirety by, and should be read in conjunction with, the financial statements and notes thereto for the fiscal year ended February 28, 2006, February 28, 2005 and February 29, 2004 included elsewhere in this annual report. Historical information for periods prior to the fiscal year ended February 28, 2004 are derived from restated financial statements, not included herein. The financial data for fiscal years 2006, 2005, 2004, 2003, and 2002 are presented on a consolidated basis.

All financial information is presented in U.S. dollars, unless indicated otherwise.

INTERNATIONAL FINANCIAL REPORTING STANDARDS
					Restated
	2006	2005	2004	2003	2002

Operations Data	$	$	$	$	$
Revenue	60,000	75,000	51,000	NIL	NIL
Income (loss) from operations	(1,438,000)	(1,319,000)	(2,025,000)	(1,723,000)	(2,035,000)
Net loss	(1,858,000)	(1,668,000)	(2,244,000)	(2,188,000)	(2,518,000)
Number of shares	88,899,675	79,899,675	63,899,675	53,889,165	43,724,179
Loss per Common Share	(0.02)	(0.03)	(0.04)	(0.04)	(0.06)

Balance Sheet Data
Cumulative Deferred
Development Expenditure	0	0	0	0	0
Total Assets	2,507,000	1,481,000	1,036,000	397,000	285,000
Long Term Obligations	847,000	1,577,000	1,443,000	1,378,000	2,455,000
Capital stock	1,813,000	1,805,000	1,792,000	1,784,000	1,778,000
Total Stockholders’ Equity	730,000	(1,141,000)	(2,571,000)	(2,574,000)	(3,146,000)
(Deficit)

U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Operations Data	$	$	$	$	$
Revenue	60,000	75,000	51,000	NIL	NIL
Income (loss) from operations	(1,438,000)	(1,319,000)	(2,025,000)	(1,676,000)	(2,283,000)
Net Loss	(2,371,000)	(2,314,000)	(2,928,000)	(3,019,000)	(3,459,000)
Loss Per Common Share	(0.02)	(0.03)	(0.05)	(0.06)	(0.08)

Balance Sheet Data
Deferred Development Expenditure	0	0	0	0	0
Total Assets	2,508,000	1,481,000	1,036,000	397,000	285,000
Long Term Obligations	5,459,000	5,497,000	5,363,000	5,307,000	4,868,000
Total Stockholders’ Equity (Deficit)	(3,883,000)	(5,284,000)	(7,072,000)	(6,756,000)	(7,233,000)

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

In addition to the other information presented in this Annual Report, the following should be considered carefully in evaluating us and our business. This Annual Report contains forward-looking statements that involve risk and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this Annual Report.

Notwithstanding the foregoing, our future success will be affected by many factors that are frequently associated with the development of a new business, which include, but are not limited to, the following:

We Have Incurred Net Losses Since Our Inception and Expect Losses to Continue. Except for net income of $732,000 for fiscal 1996, we have not been profitable since our inception. During the financial year ended February 28, 2006, we earned $60,000 from the sale of Synthetic Calcium Carbonate (“SCC”) samples. No revenues have been earned during the period commencing with the fiscal year ended February 28, 1999 up to the year ended February 29, 2004. For the fiscal year ended February 28, 2006, we had a net loss of $1,858,000 and an accumulated deficit of $43,070,000. The report of independent auditors on our February 28, 2006 financial statements includes an explanatory paragraph indicating there is doubt about our ability to continue as a going concern. Although we are executing on our business plan to produce and market SCC products, continuing losses will impair our ability to fully meet plant construction and expansion goals and will further impair our ability to meet continuing operating expenses. Lack of operating funds may result in staff reductions and curtailing the construction currently planned. See Risk Factor entitled "If We Are Unable to Raise Funds Our Growth May Be Adversely Affected" below.

If We Are Unable to Raise Funds Our Growth May Be Adversely Affected. Historically, we have had to seek capital for research and development of our SCC products due to lack of revenues. Based on the available amount of $1,313,000 in cash and $2,287,000 of a $2,500,000 line of credit with Epsom Investment Services, N.V. as of February 28, 2006, we believe we will have sufficient working capital to continue current operations for the next 12 months. However, if we do not raise an additional $7,500,000 we will be unable to build the first phase of our planned plant. The second phase will require $180,000,000. We believe that due to the environmental aspect of our technology, substantial grants and loans will be available. However, in the event that there is a cash shortage and we are unable to obtain a debt financing or grants, additional equity financing will be required. The proposed plants in Germany and the Republic of Slovakia will also require additional funds, if our revenues or grants are unable to cover the building expenses. Seeking additional financing would dilute the ownership of existing shareholders.

Our Inability to Protect Our Patents and Other Proprietary Rights Could Adversely Impact Our Competitive Position. We believe that our patents and other proprietary rights are important to our success and our competitive position. Accordingly, we devote substantial resources to the establishment and protection of our patents and proprietary rights. We currently hold patents for processes and have patents pending for additional processes that we intend to use to market our SCC technology. However, our actions to establish and protect our patents and other proprietary rights may be inadequate to prevent others from using our process outside of the jurisdiction of our patent or to prevent others from claiming violations of their patents and proprietary rights by us. If our processes are challenged as infringing upon patents of other parties, we will be required to modify our processes, obtain a license or litigate the issue, all of which may have an adverse effect on our business.

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

We Have Never Produced SCC on a Commercial Scale. We operated a 10 kg per hour pilot plant based in Norway, which was moved to Leuna in Germany in 2002. The equipment has now been scaled up on a ratio of approximately 60:1 but still requires to be scaled up on a ratio of approximately 20:1 at the next stage. Although specialist suppliers of filtration and drying equipment have conducted trials for us and found the scale up ratio to be within acceptable limits, there are no guarantees that the technology will operate as planned or that costs for additional modifications will not occur. In addition, if we are unable to produce SCC on a commercial scale we will be unable to successfully commercialize our SCC technology as planned in our business plan.

Our Competitors May Develop a Competing Technology. One of our competitive advantages depends on our ability to use waste lime, which is a waste product available at little or no cost. If competitors are able to develop a competing technology, we may no longer have the free or low cost source of raw material.

Our SCC Product is at Initial Market Introduction and We Are Not Sure the Market Will Accept it. We intend to target our SCC products in the following markets: paper; food and pharmaceutical; and plastic, sealants and adhesives industries. The market acceptance of SCC products produced by our process for use in pharmaceutical and food additives will depend upon consumers and members of the medical community accepting them. Moreover, although our process can produce pure SCC from waste lime and letters of intent from paper producers for the supply from the first commercial plant have been signed, there is no assurance that we will be able to convince customers to convert these to contracts of purchase, limiting the number of potential customers for our product to paper or chemical producers. Failure to achieve market share in these industries could have material adverse effects on our long-term business, financial condition and results of operation.

All of our operations are located outside of the United States, substantially all of our sales from samples are generated outside of the United States and all of our assets are located outside of the United States, subjecting us to risks associated with international operations. Our operations are in Europe and we have no operations in the United States. 100% of our revenue from our samples were generated from outside of the United States. The international nature of our business subjects us to the laws and regulations of the jurisdictions in which we operate and sell our products. In addition, we are subject to risks inherent in international business activities, including:

•	difficulties in collecting accounts receivable and longer collection periods,
•	changes in overseas economic conditions,
•	fluctuations in currency exchange rates,
•	potentially weaker intellectual property protections,
•	changing and conflicting local laws and other regulatory requirements,
•	political and economic instability,
•	war, acts of terrorism or other hostilities,
•	potentially adverse tax consequences,
•	difficulties in staffing and managing foreign operations, or
•	tariffs or other trade regulations and restrictions.

Our results of operations may be adversely impacted by currency fluctuations. Our revenue is in currencies other than United States dollars, primarily in Euros. Because our financial statements are reported in United States dollars, fluctuations in Euros against the United States dollar may cause us to recognize foreign currency transaction gains and losses, which may be material to our operations and impact our reported financial condition and results of operations.

Penny stock rules may make it more difficult to trade our common shares. The Securities and Exchange Commission has adopted regulations which generally define a “penny stock” to be any equity security that has a market price, as defined, less than U.S. $5.00 per share or an exercise price of less than U.S. $5.00 per share, subject to certain exceptions. Our securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors such as, institutions with assets in excess of U.S. $5,000,000 or an individual with net worth in excess of U.S. $1,000,000 or annual income exceeding U.S. $200,000 or U.S. $300,000 jointly with his or her spouse. For transactions covered by this rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser’s written agreement of the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also affect the ability of our investors to sell their shares in the secondary market.

Item 4A. Unresolved Staff Comments

Not Applicable.

Item 4. Information on the Company

A.	History and Development of the Company

CalciTech Ltd., a Bermuda Company, has developed a new process for manufacturing high quality Synthetic Calcium Carbonate (“SCC”). Our process produces SCC from waste lime and air polluting carbon dioxide. SCC is a white pigment. It is also a calcium source for pharmaceuticals and food. As of the date of this report, we do not have facilities to commence production of SCC on a full commercial scale.

Originally, we were formed on November 9, 1978, under the laws of British Columbia, Canada with the name Cornwall Petroleum & Resources Ltd. We then changed our name to Rexplore Resources International Limited and which was engaged in petroleum and resource development. In December of 1987, we were restructured and the prior management replaced in connection with the acquisition of a license to develop Trylene Gas. In July 1994, we changed our domicile from British Columbia, Canada to Bermuda and changed our name from Kemgas Sydney Ltd. to Kemgas Ltd. On July 25, 2000, we changed our name from Kemgas Ltd. to our present name, CalciTech Ltd., to better reflect our change in business to the production and sale of SCC.

For the purpose of commercializing our technology, we established CalciTech Synthetic Minerals Ltd, a Bermuda company that is wholly owned by us. On February 1, 2003, we transferred all of our entire SCC intellectual property rights and associated business activity to CalciTech Synthetic Minerals Ltd. CalciTech Synthetic Minerals Ltd has two wholly owned companies, CalciTech Group Services SA, a Swiss corporation, and CalciTech Holdings ApS, a Danish corporation. We also owned through CalciTech Holdings ApS, a 51% interest in CalciTech Odda A.S., a Norwegian corporation (now in liquidation) and a 100% interest in CalciTech Deutschland GmbH, a German corporation.

Our administration headquarters are located at World Trade Centre, 10 Route de l’Aeroport, Geneva, Switzerland. We currently do not have full-scale commercial plants. We are currently engaged in the commercialisation and project development stage, and operate a small-scale production plant located in Leuna, Germany. This plant is currently producing bulk samples to support the sales activity to place the first 40,000 tonne per annum plant production when it is commissioned. We are also evaluating new product developments for new market applications and testing various feedstocks. It is intended that the plant will continue to produce and sell our sample material to support other projects in other regions. We are also engaged in the preliminary stage of planning and developing proposed full-scale commercial plants located Germany and The Republic of Slovakia. The latter through a joint venture agreement signed in September 2003. See “B. Business

Overview – Business Activities.” No assurance can be given that the planned plants will be economically or technically feasible. We have generated no cash flows from our operations, other than those generated through limited sample sales. See "Item 3D Risk Factors."

B.	Business Overview

Synthetic Calcium Carbonate (“SCC”)

Since June 1999, we have actively pursued our plan to develop and commercialize SCC from waste lime using our own proprietary process. Acutely aware of the industrial waste created from the production of acetylene gas, one of our former businesses, we have moved forward to develop a method to extract a commercial product from what is considered to be waste product: waste lime. Waste lime is generated from (i) the production of acetylene gas, (ii) manufacture of dicyandiamide from calcium cyanamide and (iii) the manufacture of other chemical and mineral processes. In our pursuit to turn an environmental problem into a commercially viable business, we have developed our proprietary process to extract and produce quality SCC from waste lime. SCC is a white filler pigment and is used for paper filling and coating, and is used in paint, polymers, food and pharmaceuticals.

Currently, we are in discussions with industrial partner(s) to establish our first full scale commercial plant and are engaged in sales activity within the paper, food, pharmaceutical and cosmetic industries to seek commitment from potential customers to purchase SCC products from this proposed first full scale commercial plant. In addition, we will have to seek industrial partner(s) or raise additional funds through loans from business partners, debt or equity financing and/or through environmental grants from authorities to build our initial plants. Assuming we have the capital to proceed, we intend to enter the market by building two or three commercial plants, some through joint ventures with financial or industry partners. Assuming commercial success with our initial plants, we intend to use revenue from prior plants to build twenty or more additional plants over the next ten years.

Below is a discussion of our proprietary SCC process, conventional Precipitated Calcium Carbonate (“PCC”) production, our products and a summary of our current activities by site. We refer to the PCC produced by our technology as Synthetic Calcium Carbonate, SCC.

Our SCC Process

Our SCC process can utilize most grades of lime, including low quality lime or industrial waste lime such as carbide lime. In our process, the waste lime is mixed with a solution of water and a proprietary promoter in a digester, which selectively dissolves the calcium and leaves the impurities behind as insoluble solids, which are readily removed by subsequent flocculation. The clear calcium solution is then pumped into a reactor into which carbon dioxide from any industrial emission source is passed to produce synthetic calcium carbonate by precipitation. After the SCC product is filtered off, the promoter solution is recycled back into the digester. The SCC can be supplied directly as slurry or dried and bagged for market.

By the use of this process, we reduce waste lime and carbon dioxide emissions into the environment. Carbide lime in particular is a waste problem in many countries. Currently, this waste lime is stored in large ponds with no or very limited disposal processes available. Its high pH has potential pollution impacts to soil and ground water. This is a common environmental problem in the former Eastern Block countries, including the eastern section of Germany and Slovakia and remains a problem in other industrial nations. Many of these governments have regulations for the clean up of these ponds, which gives us the opportunity to have sources of free or low cost waste lime. Many private companies are also willing to supply waste lime at little or no cost because they have limited storage for the waste lime. Additionally, each year over half a million tons of waste lime is created as a by-product of on-going acetylene plants alone. Although availability of new waste carbide lime from acetylene production will reduce in the future, we expect to utilize other available waste lime sources.

Conventional PCC Process

Other PCC producers must use the conventional method for producing their PCC starting from high-grade limestone. High-grade limestone deposits are found in quarries that must be mined, creating dust and noise pollution and leaving scars on the land. The conventional process involves calcining high quality white limestone to produce high purity quicklime. The quicklime is slaked with water to create milk of lime. PCC is produced by sparging carbon dioxide through a batch reactor containing the milk of lime, then the PCC is filtered and sold dried or as slurry.

SCC Versus PCC Production Process

Below are figures, which describe the differences between the SCC process and the PCC process.

The SCC Process

Conventional PCC Production

As shown above, there are number of ways in which the SCC process differs from the conventional process. The advantages resulting from the differences between the SCC process and the PCC process are as follows:

•	The SCC process does not require lime slaking and classification steps. This gives us significant advantages in both quality and cost effectiveness.

•	The SCC process includes a digester circuit that facilitates the use of any waste lime, such as carbide lime, thereby removing the need to purchase lime as is required in the conventional process.

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

Patents

We first applied to patent our process of transforming waste lime into high quality SCC in 1998 and subsequently a patent was granted the United Kingdom. An international application was filed under the European Patent Cooperation Treaty in December of 1999 to expand the protection of our intellectual property on an international level. The patent examination was completed in May 2001 and patents were granted on July 31, 2003 in 13 European countries. Since then, patents have also been granted in Eurasia (Russia and the independent states formerly part of the Soviet Union), South Africa, Hong Kong, Indonesia, China, Slovakia, Australia and New Zealand. We have implemented patent registration in an extensive number of countries worldwide, including United States, Brazil, Canada, Czech Republic, Hungary, India, Japan, Korea, Norway, and Poland.

Development of the SCC Technology

The research and development of our SCC process began in 1994 with J.W. Bunger & Associates, a technical research company based in Salt Lake City, USA. This led to a research project associated with the Swiss Federal Institute of Technology in Lausanne, Switzerland and University of Lyon in France. We began a pilot project in Manchester, England, which ran between September 1998 and November 1999. During the pilot project, we were successful in converting waste-lime into high quality SCC. The Recherche et Valorisation des Mineraux (“RVM”) of Paris, France confirmed the application as a superior quality paper coating pigment, a market currently dominated by GCC and kaolin. The pilot plant was moved to the site of an industrial partner at Odda in Norway, where the SCC development program continued.

In 2002, worldwide PCC capacity was 7 million tonnes, of which two thirds was utilized by the paper industry. Sales of PCC totalled approximately U.S. $1.3 billion. However, the entire pigments for paper market totalled 27 million tones per annum worth approximately $5 billion. Within the paper industry, SCC is aimed at the coatings sector, currently dominated by Kaolin and GCC. In Western Europe, consumption of kaolin and GCC for coating was 2.6 million tonnes and 3.7 million tonnes respectively in 2002, representing around $1.5 billion in sales.

On July 8, 2002, we announced that we had commissioned and fine-tuned our Synthetic Calcium Carbonate “SCC” small scale production plant at Leuna, Germany. Presentations were held at Leuna in September 2002 to introduce the new small plant and our SCC technology to a variety of interested parties, including potential project partners, financial institutions and those from the region that may be involved with the project. This small plant was designed for a maximum capacity of 800 tonnes per annum. A laboratory facility was also installed adjacent to the plant. Confirmation and fine-tuning of the key operational parameters of this plant was necessary as a result of the large scale-up from the original pilot plant. This plant was capable of meeting all bulk sample production requirements generally required for paper trials. We upgraded this plant in 2004 to improve the integration of the various elements of the process in order to increase capacity to meet an increased sample demand by from paper companies. A further upgrade is planned to run the plant on a shift basis, thereby enabling the plant to run on a more continuous basis. Its on-going function will be the testing of raw materials from various other sites located around the world in order to ascertain not only their suitability to the SCC process but also the quality of SCC that can be produced and the ongoing production of samples for sales purposes and product developments with certain customers. Fees for this work are not currently, but will be charged by CalciTech Deutschland GmbH.

The plant up-cycles carbide lime from the nearby Hochhalde Deposit at Schkopau by using its on-site CO2. This plant is now capable of consistently producing a range of SCC products from sub-micron-sized crystals to large monolithic crystals of up to 20 microns, all with a brightness of over 96% ISO and a steep particle size distribution. The SCC process produces particles of uniform size and shape, tailor made to the needs of our end markets. For the paper industry this means that a new pigment will be available that addresses key issues such as quality and runnability improvements.

Test in the small-scale plant has shown that we are able to produce uniform particles at the nano-size level. It is our intention to explore these capabilities further and is currently looking for a technology partner to implement a research and development program.

In October 2002, we completed trials at the Centre Technique du Papier at Grenoble in France and with a paper manufacturer. These results met our expectations and led to the design and launch in February 2003 of our first two SCC products: CalciLSTM and CalciSGTM.

Development and Marketing of SCC Product

The SCC products manufactured by the use of our SCC process involves the selective dissolution of calcium from industrial waste and its subsequent precipitation from solution with waste CO2 into pure calcium carbonate. The high calcium selectivity at the initial dissolution step guarantees the final purity of the product at a unique level. The solution environment assures the exceptional uniformity of the final precipitate with easy control of the desired particle size, particle size distribution and crystal morphology.

We initially developed SCC products for the paper industry. However, since the introduction of our SCC products to the paper industry in February 2003, we have developed two non-paper SCC products targeting the food, pharmaceutical and cosmetic industry, and the plastic, sealant, rubber and adhesives industries.

Paper Industry

We currently have three SCC products targeting the paper industry: CalciLS, CalciSG CalciLS and CalciRGTM. CalciLS and CalciSG were our first two SCC products we launched and are directed at the high value end of the paper pigment market.

CalciLS Products. CalciLS is designed to maximize light scattering. CalciLS is targeted to partially replace and extend costly Titanium Dioxide “TiO2”, Aluminium TriHydrate “ATH” and Precipitated Silica “PS” and substitute calcined clay in fine paper applications and Super Calendered A+ (“SCA+”) on a cost effective basis. Examples of such applications are Bible paper, security paper, laminating paper, auto-adhesive labels, flexible packaging etc. Several trial runs on various applications confirmed the high performance of CalciLS. Using CalciLS in pre-coating, allows board producers to totally replace calcined clay, while finished product quality remains at the high levels required. CalciLS used as filler in SCA+ grades shows similar impressive results. Brightness increases of around 2.5 units can be expected, while opacity is maintained at levels reached with standard PCC filler. Porosity, a very important parameter for this type of paper grade, will also improve significantly.

CalciLS is also very suitable for pigmentation applications. Adding CalciLS to a starch based formulation helps the papermaker to increase brightness and opacity. The low binder demand due to the absence of fines will maintain paper dusting levels at normal levels.

CalciSG Products. CalciSG, is designed to provide a super gloss coating for premium grade printing and writing papers including both Ultra Light Weight Coated (“ULWC”) and Light Weight Coated (“LWC”) and coated folding boxboard. In the latter application, CalciSG allows for a reduction in calendaring nips to improve bulk at no loss in gloss.

CalciRG Products. In October 2004, we launched our third product, CalciRG for the paper coatings market. CalciRG is a performance-enhancing additive aimed at the rotogravure market. For the launch of this product, we worked closely with our potential customers to identify specific needs. CalciRG was designed and developed in collaboration with these customers, and thoroughly tested in commercial trials, showing the unique properties of our SCC based products.

Rotogravure is a printing method used, among others, for LWC and ULWC. These paper grades are predominantly aimed at the highly competitive catalogue and magazine markets, where bulk is an important factor contributing to costs. Lightweight papers typically consist of approximately 30% coating material. The worldwide market for LWC and ULWC papers is estimated to be around 10 million tonnes of which approximately 7 million tonnes is produced in Europe, with the US and Japan accounting for the balance. This market segment of the paper industry is intensely competitive. Other market segments using rotogravure are super calendered papers and lightweight papers for flexible packaging.

First commercial tests have shown that substituting as little as 10% of the original coatings mix with CalciRG show a significant improvement in opacity, a very important quality parameter in this segment due to the thinness of the paper and the demands for high quality prints. Other characteristics such as brightness, roughness reduction, and smoothness also showed a significant improvement in performance.

In addition to the normal quality parameters, CalciRG has the same rheological characteristics as our other SCC related products. With typical machine speeds for these paper types of around 2,000 m/min (75 mph), rheology of the coatings mix is extremely important. Using CalciRG as an additive to an existing coating product for the LWC and ULWC can provide a paper producer and its supplier of coating material with important cost and quality related competitive advantages.

In November 2004, we announced the results of the most exhaustive trial programme to date of our SCC based products, carried out by BASF. BASF is the dominant supplier to the paper coating industry for various additives. These additives do not have a pigment related function such as SCC but impart certain properties on the coatings mix and typically contribute up to 15%. A good example of this group of additives is a binding agent. BASF approached us in order to ascertain whether its additives would be compatible with SCC based products.

In the trials our SCC product was benchmarked against leading products in the mineral pigments for paper industry. It was shown that our SCC:

•

Is the only product to show consistent low viscosity at all shear levels: applying our SCC in a coatings mix will positively influence the running behaviour of the paper producing machinery, leading to increased productivity and lower costs.

•	Imparts superior whiteness and brightness: these are essential product quality parameters, required to produce high quality high-end paper.

•	Leads to greater opacity: another very important quality parameter, especially important for light-weight papers.

13

•

Has superior print gloss: this parameter greatly determines the quality of the printed product. Our SCC imparts a higher gloss on the coated paper, but over and above that, the contrast between the print and background shows superiority as well.

•	Gives slow ink settling: this leads to lower ink consumption and hence significant cost savings for the printer.

•	Provides superior rotogravure printability.

Following these tests using CalciSG, we developed our latest product, CalciRG for the rotogravure market as a high-end additive to Kaolin. In total, over twenty trials have been conducted with both scientific institutions and commercial paper producers, varying from lab scale to full-scale machine trials.

In April 2003, we appointed GUSCO Handel as our sole sales representative to the paper and board industry in Europe for our SCC products: CalciLS™ and CalciSG™. GUSCO Handel is a subsidiary of family owned G. Schürfeld Group, founded in 1937 and is active as an accredited agency in the marketing and sales of forest products (pulp, paper, board and timber). Other parts of the Schürfeld Group include Cellpap Terminal Kiel GmbH, which specializes in the handling, storage and distribution of forest products, Drewsen Spezialpapiere GmbH & Co.KG, a well respected manufacturer of tailor made wood free specialty papers and Schleipen & Erkens, a paper converter that focuses on silicon coating for label paper. The broad experience of GUSCO Handel in the paper industry gained from its wide customer relations developed over many years, made them spot the unique growth opportunity presented by our SCC. GUSCO Handel was appointed as our European sales representative for paper to commence pre sales and reservation for the planned production from its proposed first commercial plant in Germany. We built a small scale plant at Leuna, Germany, and we also retained the services of W S Atkins plc of Stockport, UK as consulting engineers for our first large scale commercial plant, which resulted in their production of an in depth feasibility study and technical due diligence report. Engineering work and permitting applications for the new building are now in the final phase.

By the end of February 2005 we received Letters of Intent (“LOI”) from various German companies in the paper industry for our SCC products: CalciLS and CalciSG. These LOI are subject to a definitive agreement that is to be executed upon the completion of a full-scale production plant in Leuna. If and when these LOI are converted into definitive contracts, we believe that approximately 80% of the projected revenue for our first planned merchant facility in Germany will be derived from these definitive contracts. The customers who have signed the LOI are a cross section of major German companies in the paper industry. Each customer has signed confidentiality agreements and tested, at their own expense, our SCC sample product in their manufacturing process. The sample product has been purchased by GUSCO Handel as part of our agreement with GUSCO Handel and GUSCO Handel has the right to recover the sample cost in the event that any sale revenue is generated from the definitive agreements. Furthermore, GUSCO Handel has undertaken to collect all revenues earned on our behalf and guarantee our customer payments for an additional fee.

Food, Pharmaceutical and Cosmetic Industries

CalciSPTM Product. In October 2005, we launched our first product following the implementation of our diversification strategy. This product, CalciSP, is our first non-paper product that is aimed at the food, pharmaceutical and cosmetics industries. We launched this product following tests by the Geneva Institute of Technology, certifying that CalciSP shows extreme high purity, especially regarding heavy metals content. With the target industries for this product moving increasingly towards higher purity products, we expect that both the purity and processibility characteristics of CalciSP will contribute to advantageous competitive characteristics.

The firsts tests carried out on CalciSP show that the product has certain characteristics that make it very suitable for use in bakery and cacao products. Further tests are currently being conducted on other applications within the target markets. Since its introduction in October 2005, we have been marketing this product in trade shows and assessing different opportunities for the distribution of this product.

Plastic, Sealant, Rubber and Adhesives Industry

CalciRCTM Product. In January 2006, we launched our latest product, CalciRC. This product is aimed at polymer applications such as plastics, sealants, rubber and adhesives. Initial trials within the plastics industries have shown that CalciRC significantly improves certain strength characteristics of the finished product. Further trials are currently being conducted into the processibility characteristics of the product.

Paint Industry

Currently, SCC products are currently being developed and are expected to be launched in due course to serve the water based decorative paint market. While paint overall is growing at a rate of two percent (2%) annually, water based emulsion paint is growing at nine percent (9%) driven by environmental considerations and generally carries a premium price over paper industry products.

Business Activity: Small scale production plant

We have a small-scale production plan in Leuna, Germany. The small-scale production plant, while not a full size commercial plant, is, nevertheless, a commercial plant. Since we are able to manufacture final products suited for the paper industry, the small-scale production plant will earn fees for samples of waste conversion and sales sample requirements for our other projects in other regions. In addition, high grade PCC for the pharmaceutical industry is often sold in relatively small amounts and command prices in excess of EU 800 per ton. We intend to manufacture and sell high-grade product in these specialist areas where services are not available to meet such demands.

Business Activity: Norway

In the late 1990s, we entered into a memorandum of understanding with the Norwegian Company, Odda Smelteverk AS (“Odda”) leading to an agreement to form a joint venture for the production and sale of SCC in Norway. Odda generated black waste lime as part of its production of dicyandiamide. In the past, Odda failed to make use of this black waste lime. As part of its environmental regulation compliance, it was required to reduce its emission of black waste lime. Black waste lime from an Odda plant was transferred to England and converted as part of the pilot program.

We own 51% of the joint venture, CalciTech Odda A.S., through its subsidiary, CalciTech Holdings ApS. CalciTech Odda A.S. planned to build a full commercial scale plant, producing at least 40,000 tons of SCC per year to sell to the Scandinavian market, with further plant expansions thereafter, following the expected expansion of Odda’s capacity and production of black waste lime. Due to delays caused by Odda Smelteverke, we are now planning to build the first plant of 40,000 tonnes per annum at our site in Leuna, Germany. The plant at Odda was planned to fall into a Phase II building program. However, in March 2003, Odda announced the appointment of a bankruptcy administrator, who has since sold the plant that produced the waste by-product to another producer and has closed down all of its operations. As a result the joint venture company has ceased trading and is in the process of being liquidated, subject to settlement negotiations with the parent of the former partner.

Business Activity: Germany

We are currently finalizing our plans to build our first German full scale SCC plant and production scheduling, which is subject to the availability of funds through financing. We signed an agreement with the German government agency, Mitteldeutsche Sanierungs - und Entsorgungsgesellschaft mbH (“MDSE”), on March 2, 2000, giving us exclusive access to the carbide lime stored in a portion of MDSE’s waste dump in Schkopau, Germany and an option to purchase an additional waste pond. In May 2004, we executed a further agreement with the MDSE in Germany for the exclusive access to a further 2.5 million tonnes of carbide lime waste at the Schkopau site near Leuna.

Following these transactions, we have access to over 3.5 million tons of carbide lime. MDSE is the government agency responsible for the management of the Environmental Legacy of Eastern Germany. This program to eliminate historical waste lime is part of MDSE’s plan for landscape recovery.

The first proposed full scale German plant is to be located in Leuna near Leipzig, Germany, located six kilometres from the Schkopau waste lime dump. The plant is planned to produce 40,000 tons of SCC per year. In the Leipzig area, there is over 10 million tons of waste material. The waste lime was created as a by-product of producing acetylene gas, which was important for the former Eastern Block economies. At this site, we have access to 98% pure flue CO2 from the local oil refinery’s stack emissions after treatment by Linde AG.

The German federal state of Sachsen-Anhalt and its government agency Wirtschaftsforderungsgesellschaft für das Land Sachsen-Anhalt mbH (“WISA”) informed us that we are eligible for a grant that will pay up to 45% of the capital costs of the production plants located at Leuna. The balance of 55% is intended to be project financed and, as advised by PriceWaterhouseCoopers, who review applications on behalf of the State, a State guarantee of up to 80% of this portion may be considered as available. We have been advised by potential “House Banks” in Germany, that an application for the state guarantee would be obtainable if we were to invite an industrial partner to participate in the project. Discussions are ongoing in this regard.

We intend to produce slurry and dry products for sale in Germany and neighboring countries. Germany is currently the largest producer of coated paper with 4.75 million tones and a further 1.25 million tones of coated board in 2003. Both applications currently use a mix of kaolin and GCC in their production.

Business Activity: Republic of Slovakia

We originally signed a memorandum of understanding with Novaky Chemical Company (“Novaky”) to form a joint venture company to produce SCC from Novaky's waste lime. A joint venture agreement was signed on March 23, 2004. Novaky currently has over 1.5 million tons of waste lime in temporary storage and continues to produce more in its ongoing acetylene production. Following the granting of its patent in the Slovak Republic in February 2005, we are now studying the technical, financial and marketing feasibility of a large production facility plant to serve the Central European market.

Under the terms of the memorandum of understanding, we will control the joint venture. We expect the project to qualify for environmental and investment incentives from The Republic of Slovakia, which is an early entrant to the European Union enlargement. Following the granting of our patent in Slovakia in 2006, we are now actively working on developing this project.

Novaky, a renowned chemical conglomerate with a turnover of around $170 million, was founded in 1940. The company manufactures intermediate products such as electrolysis products,

basic organic chemicals, vinyl chloride as well as end products manufactured from these intermediates and from polyvinyl chloride ("PVC"). Products are sold on both the domestic and the wider European market. Previously a state company, Novaky was partially privatized in 2001 when Canadian company Exall Resources was selected by the Slovak National Property Fund to buy a 40.97% stake in the company. With the entrance of the Slovak Republic into the EC, compliance with environmental standards has become critical. It was, therefore, the company that approached us for use of our proprietary technology in solving their carbide lime related environmental problems.

Business Activity: Americas

In August 2002, we appointed Charles Kunesh, formerly research director of Specialty Minerals Inc in America, to represent our program to identify suitable waste deposits for possible SCC manufacture. This has led to a number of discussions and we announced in April 2003 an agreement to conduct feasibility studies for such a project with Carbide Industries LLC of Louisville, Kentucky. We are not pursuing this project at the present time until commencement of plant building in Leuna.

Bubbletube

To address the problems associated with scaling up of reactors in the chemical industry from a small pilot plant to full-scale production, we worked with the Swiss Federal Institute of Technology in Lausanne in a project sponsored by the European Commission called the “Bubbletube.” Scaling up can take about a third of the time it takes to bring a product to market and often affects its quality and yield.

In November 2000, we received the European patent for the Bubbletube followed in January 2003 by the grant of the US patent. The Bubbletube is a new tubular segmented plug flow reactor for the synthesis of fine powders by precipitation. The technology uses two non-miscible fluids to generate micro reactors in which the precipitation reagents are thoroughly mixed. The micro-reactors yield precipitated particles that are uniform, small with a controlled morphology. Although this technology may have future uses for PCC, it is not expected to have uses in the SCC technology we are currently bringing in to use. Our participation with Ecole Polytechnique Fédérale de Lausanne (“EPFL”) led to its acquisition of patent rights with the agreement to license certain fields, particularly in the area of Ceramics, back to EPFL. We had been the financial coordinator of a development program consisting of seven participating organizations funded by a three million Euro grant from the European Union. We participated in the market research element of this development. This program ceased on January 1, 2002 and certain participants are continuing to develop the technology to the next stage. However, we are not participating in this stage.

We decided the technology had no value in relation to our SCC technology, nor as a stand-alone product for development warranting further investment and decided to cease spending technology development funds on this initiative. In December of 2004, we assigned the patents relating to the intellectual property rights for CHF 35,000, the amount of the direct patenting costs, to TechPowder SA of Lausanne, Switzerland, a spin off of the original consortium.

No value was previously assigned to the Bubbletube patent in our financial statements.

Other Products, Patents and Licenses

We hold licenses to develop, produce and sell Trylene Gas, which is an acetylene based fuel gas. We also hold a Canadian patent covering certain processes producing Calcium Carbonates (No. 1179138). Our Canadian patent No. 1145113 expired on April 27, 2000 and patent No. 11791138 expired on December 11, 2001. We also hold a license to a U.S. patent on an acetylene gas process. Currently, we are not exploiting these patents or licenses, which were not assigned any value in the financial statements.

We first applied to patent our process of transforming waste lime into high quality SCC in 1998 and subsequently a patent was granted the United Kingdom. An international application was filed under the European Patent Cooperation Treaty in December of 1999 to expand the protection of our intellectual property on an international level. The patent examination was completed in May 2001 and patents were granted on July 31, 2003 in 13 European countries. Since then, patents have also been granted in Eurasia (Russia and the independent states formerly part of the Soviet Union), South Africa, Hong Kong, China, Indonesia, Slovakia, Australia and New Zealand. We have implemented patent registration in an extensive number of countries worldwide, including United States, Brazil, Canada, Czech Republic, Hungary, India, Japan, Korea, Norway, and Poland.

We have no registered trademarks and no pending trademark applications.

Financing

During February 2003, our 8% and 7.5% convertible debentures with a principal amount of $3,390,000 were re-negotiated by their retirement against the issue of new 6% debentures of $297,000 to February 15, 2004, and $3,805,000 to February 15, 2005. The notes for an aggregate amount of $300,000 issued in April 2002 were not re-negotiated. The reissued convertible debentures did not carry any right to warrants for the investors. All other terms of the convertible debentures remained unchanged.

During February 2004, our 6% convertible debentures with a value of $4,402,000 were re-negotiated by their retirement against the issue of new 5% debentures with a value of $4,642,000 to December 28,2007. All terms of the convertible debentures remain unchanged from the original debenture notes.

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

On January 26, 2005, we concluded a private placement for a total of $2,250,000. The placement consisted of the issuing of 9,000,000 units, each unit consisting of one common share priced at $0.25, with one full common share purchase warrant for twelve months priced at $0.35 and one half warrant for twenty four months priced at $0.25. The placement was conducted pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, provided for in Regulation S promulgated thereunder, as a placement made exclusively to persons who are not “U.S. Persons” as defined in the exemption. The proceeds of the placement were used in part towards upgrading our small-scale production plant in Germany from a batch process to a more fully integrated operation, thereby increasing our production capacity; completion of worldwide patent applications; further development of our new premium additive product, CalciRG; and for general working capital purposes.

On January 21, 2006 warrant holders exercised their right to convert 9,000,000 warrants to ordinary shares at a cost of $0.35 per share, raising $3,150,000.

Revenue

We do not have large-scale commercial SCC plants and we did not receive revenue in the years ended February 28, 2003, February 28, 2002 or February 28, 2001. During the fiscal year ended February 28, 2006 and fiscal year ended February 28, 2005, we received revenues totaling $60,000 and $75,000 respectively from the sale of SCC samples. Please see the Consolidated Statement of

Income and Item 8, Selected Financial Data, and Item 9, Management’s Discussion and Analysis of Financial Condition and Results of Operations, for more information.

Dependence on Customers and Suppliers

We are not dependent upon a single or a few customers or suppliers for revenues for our operations.

Project and Product Development

During the year, we moved out of the research and development stage and into the commercialization stage and project development. Accordingly, we no longer incur project nor research and development expenses. We expensed $309,000 on product development. $157,000 spent in the year on project development appears on the Balance Sheet as an intangible asset. We expensed $NIL on research and development in the fiscal year ended February 28, 2006.

We expensed $413,000 on research and development in the fiscal year ended February 28, 2005, $353,000 in the fiscal year ended February 29, 2004, and $719,000 in the fiscal year ended February 28, 2003.

Organizational Structure: The following is our organizational chart:

	CalciTech Ltd A Bermuda Company
	100%
	CalciTech Synthetic Minerals Ltd A Bermuda Company
100%
		100%
CalciTech Group Services SA A Swiss Corporation		CalciTech Holding ApS A Danish corporation

100%		51%
CalciTech Deutschland GmbH A German corporation		CalciTech Odda AS A Norwegian corporation (in liquidation)

C.  Property, Plant and Equipment

We hold a lease on our administrative service office facility in Switzerland, expiring in October 2010. After October 2010, we intend to continue to locate our principal facility in Switzerland, but will reassess our need for future expansion to meet our business plan.

We maintain a Synthetic Calcium Carbonate “SCC” small scale production plant at Leuna, Germany. This small plant has a maximum capacity of 800 tonnes per annum. A suitably equipped laboratory facility has also been installed adjacent to the plant, in the same building. No additional land or rental is involved.

We currently have no full-scale commercial plants in production. We own an option to purchase 12,325 square metres of land at 13 euros per square metre in Leuna, Germany.

Item 5. Operating and Financial Review and Prospects

This discussion and analysis of our operating results and financial position for the three (3) years ended February 28, 2006, February 28, 2005 and February 29, 2004 should be read in conjunction with the Consolidated Financial Statements and the related notes thereto.

In June 2003, we determined that we were required to restate the accounting for development activities and convertible debt to conform the accounting to GAAP.

Overview

We are currently in the process of commercialising our SCC based products. An important aspect of this commercialisation has been the building and commissioning of our small-scale production plant in Leuna, Germany. This facility has mainly been producing samples for potential clients to assess the desirability for their use in the production of coated paper. The trials conducted, varying from bench-scale testing to full machine trials, have been successful. We have received responses from paper producers indicating their interest to acquire substantial quantities of our SCC based products once the first full-scale commercial-scale plant has been commissioned.

We are currently in discussions with financial institutions and prospective industrial partners on the potential for funding and collaborating on the build and operation of a full-scale SCC plant. We intend to finance our first full scale production plant by the following sources:

•	Grant from European Structural fund: up to 45% of the capital expenditure for the first plant;

•	State guarantee backed commercial loan for approximately 40% of the capital expenditure;

•

The remainder to be financed through the placement of equity with a variety of participants (professional money managers, industrial partners). We also intend to enter into a private equity agreement on our wholly-owned operating company, CalciTech Synthetic Minerals Ltd.

We have already commenced the process of applying for the grant from the European Structural fund and the state guarantee backed commercial loan. In addition, we have begun to negotiate the terms of the placement of equity.

We are currently financed through a loan facility, up to $2,500,000, from Epsom Investment Services. In addition, we have outstanding convertible debenture notes, with a maturity date of

December 31, 2007, which are only repayable in cash at our option. Holders of the debenture notes do not have such an option and may only convert into our Common Shares at a conversion price of $1.75. This, therefore, has no effect on our liquidity.

Critical accounting policies

The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Going concern

The financial statements have been prepared assuming we will continue as a going concern. Under the going concern assumption, an entity is ordinarily viewed as continuing in business for the foreseeable future with neither the intention nor the necessity of liquidation, ceasing trading or seeking protection from creditors pursuant to laws or regulations. In assessing whether the going concern assumption is appropriate, management takes into account all available information for the foreseeable future, in particular for the 12 months from the approval of the financial statements.

Assets and liabilities are recorded on the basis that we will be able to realize our assets and discharge our liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments to the carrying values of assets and liabilities that might be necessary should we be unable to continue as a going concern.

Research and Development

Research and development costs are expensed as incurred, except for project development costs, which are deferred as intangible assets when we can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	its intention and ability to use or sell the intangible asset;

•	the existence of a market for the output of the intangible asset or the intangible asset itself;

•	the availability of adequate technical resources to complete the development;

•

the availability of adequate financial and other resources to complete the development and to use or sell the intangible asset, subject to our ability to continue as a going concern, as described in Note 2.1 to our financial statements;

•	its ability to measure the expenditure attributable to the intangible asset during its development reliably.

U.S. GAAP Reconciliation

We prepare our consolidated financial statements in accordance with IFRS, which differ in several respects from U.S. GAAP. As a result, net income and shareholders’ equity are different under U.S. GAAP and under IFRS.

Under US GAAP, the beneficial conversion feature embedded in the credit facility should be recognised and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. We have restated our net loss in accordance with US GAAP to reflect this accounting policy. The effect was the additional charge to net loss as represented by "Beneficial conversion feature on credit facility". There was no effect on Shareholders' deficit from this change. Share option expense was restated to account for the reclassification of certain options as fixed that were previously accounted for as variable.

In 2006, it was determined that certain derivative accounting disclosures for US GAAP for the years ended February 28, 2005 and February 29, 2004, were not included and have been adjusted accordingly.

The following table sets forth net income and shareholders’ equity (deficit) under IFRS and under U.S. GAAP for the periods indicated:

	2006	2005	2004	Cumulative total since inception restated (unaudited)
	$	$	$	$

Net loss in accordance with IFRS	(1,858)	(1,668)	(2,244)	(41,578)
Interest on convertible debentures	0	0	(280)	(895)
Beneficial conversion feature on credit facility	(409)	(579)	(404)	(3,994)
Share options accounting	(103)	(67)	0	(384)
Change in fair value of derivative financial instruments	(1,907)	1,517	124	-
Net loss in accordance with US GAAP	(4,277)	(797)	(2,804)	(46,851)

Basic net loss per share under US GAAP	(0.05)	(0.01)	(0.04)
Diluted net loss per share under US GAAP	(0.05)	(0.01)	(0.04)

Shareholders'equity (deficiency) under IFRS	731	(1,141)	(2,571)
Convertible debentures	(4,613)	(4,143)	(4,501)
Shareholders’equity (deficiency) adjustment for
Opening balance for derivative financial instruments	(742)	(983)	(1,355)

Change in fair value of derivative financial instruments	(1,907)	1,517	124

To record derivative liability upon grant of 13.5 million
Warrants in connection with private placement	0	(1,560)	0

To remove derivative liability upon exercise of
9 million warrants	2,611	0	0

Reclass of derivative liability to share premium,
Holders’ option and contributed surplus for
Repayments of credit facility	429	284	248

Shareholders' equity (deficiency) under US GAAP	$(3,491)	$(6,026)	$(8,055)

Under U.S. GAAP, convertible debentures are treated as non-current obligations and therefore results in the following differences.

22

	2006	2005	2004
	$	$	$

Total non-current liabilities: IFRS	846	1,577	1,443
Convertible debentures	4,613	3,920	3,920

Total non-current liabilities: US GAAP	$5,459	$5,497	$5,363

Our share option plan is treated as a compensatory plan under U.S. GAAP. For the purpose of this reconciliation, we have adopted Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (ARB 25) and related interpretations in accounting for our share options which were granted to employees and non-employee directors elected by shareholders.

Under ARB 25, compensation expense is recognized when exercise prices are below the fair market value of the underlying shares. The repricing of options on December 8, 1999 required us to follow variable plan accounting, under which compensation cost is remeasured each period. Due to the rise in market value, a compensation expense of $214 was recorded for the first time in the financial year ended February 28, 2002. This was partly reversed in the financial year ended February 28, 2003, due to the fall in market value and reduction in the number of outstanding options (see Note 8.3).

For a further discussion of the differences between IFRS and U.S. GAAP, especially as they relate to disclosures, see Note 15 to the audited consolidated financial statements.

New accounting pronouncements under IFRS and U.S. GAAP

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123, “Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes ARB Opinion No. 25, “Accounting for Stock Issued to Employees.” This statement requires that all share-based payments to employees be recognized in the financial statements based on their fair values on the date of grant. We currently use the intrinsic value method to measure compensation expense for stock-based awards. SFAS No. 123R is effective as of the beginning of the first annual reporting period that begins after December 31, 2005 and applies to all awards granted, modified, repurchased or cancelled after the effective date. We are evaluating the requirements of SFAS 123R and expect that its adoption will not have a material impact on our consolidated results of operations and earnings per share.

In November of 2004, the FASB issued SFAS No. 151, “Inventory Costs”, which amends the guidance in ARB No. 43, “Inventory Pricing,” to clarify the accounting of abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. We are required to adopt the provisions of SFAS No. 151 in the first quarter of 2007. We do not expect SFAS 151 to have a material impact on our consolidated results of operations or financial condition.

In December of 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets – An Amendment of ARB Opinion No. 29” (SFAS 153). SFAS 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS 153 is effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 did not have a material impact on our consolidated results of operations or financial condition.

FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46) was originally issued in January 2003 and was subsequently revised in December 2003. FIN 46 attempts to clarify the application of Accounting Research Bulletin No. 51 “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. We do not believe that we have any involvement with variable interest entities that are required to be consolidated under FIN 46.

In June 2005, the FASB issued SFAS No. 154, "Accounting Changes and Errors Corrections, a replacement of APB Opinion No. 20 and FAS No. 3". This statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impractical. APB Opinion No. 20 previously required that most voluntary changes in accounting principle to be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 improves the financial reporting because its requirements enhance the consistency of the financial reporting between periods. During the reporting period, we did not have any accounting changes or error corrections.

In September 2005, the FASB ratified the Emerging Issues Task Force's ("EITF") Issue No. 05-7, "Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues," which addresses whether a modification to a conversion option that changes its fair value affects the recognition of interest expense for the associated debt instrument after the modification and whether a borrower should recognize a beneficial conversion feature, not a debt extinguishment if a debt modification increases the intrinsic value of the debt (for example, the modification reduces the conversion price of the debt). This issue is effective for future modifications of debt instruments beginning in the first interim or annual reporting period beginning after December 15, 2005. We are currently in the process of evaluating the effect that the adoption of this pronouncement may have on our consolidated financial statements.

In September 2005, the FASB also ratified the EITF's Issue No. 05-8, "Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature," which discusses whether the issuance of convertible debt with a beneficial conversion feature results in a basis difference arising from the intrinsic value of the beneficial conversion feature on the commitment date (which is treated recorded in the shareholder's equity for book purposes, but as a liability for income tax purposes), and, if so, whether that basis difference is a temporary difference under FASB Statement No. 109, "Accounting for Income Taxes." This Issue should be applied by retrospective application pursuant to Statement 154 to all instruments with a beneficial conversion feature accounted for under Issue 00-27 included in financial statements for reporting periods beginning after December 15, 2005. We are currently in the process of evaluating the effect that the adoption of this pronouncement may have on our consolidated financial statements.

In February 2006, the FASB issued SFAS No. 155 "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140" ("FAS 155"). FAS 155 addresses the following: a) permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133; c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and e) amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. We are currently evaluating the requirements of FAS 155, but does not expect that the adoption of this pronouncement will have a material effect on our consolidated financial statements.

General

A.	Operating Results

February 28, 2006 compared to February 28, 2005.

Revenue. We had revenues totalling $60,000 for the year ended February 28, 2005 compared to $75,000 for February 28, 2005. This decrease is the result of a decrease of sales of samples produced at the small-scale production facility in Leuna, Germany.

Expenses. Product development costs increased from $176,000 to $310,000, although project development costs decreased from $238,000 to $NIL. Project Development expenditure of $157,000 was capitalised as an intangible asset. General and administration expenses increased $214,000 to $1,134,000. This was mainly due to an increase in accounting and audit fees, as well as the costs associated with out listing on OFEX. Even though we are now firmly engaged in the commercialization stage, product development continues and costs increased $133,000 to $309,000. Audit fees have increased from $140,000 to $282,000.

Net Loss. The net loss in fiscal year 2006 decreased to $1,858,000 from $1,667, in 2005 as a result of an increase in General and Administrative Costs.

February 28, 2005 compared to February 29, 2004.

Revenue. We had revenues totalling $75,000 for the year ended February 28, 2005 compared to $51,000 for February 29, 2004. This increase is the result of increased sales of samples produced at the small scale production facility in Germany.

Expenses. Research and development costs expensed were decreased from $353,000 to $NIL and general and administration expenses decreased from $1,723,000 to $920,000. Among specific items, product development and project development increased to $176,000 and $238,000, respectively. This was as a result of the shift by us to commercialize our products and technology. We have now moved out of the research and development stage into the commercialization of the patented process. Accordingly, research and development have decreased and project and product development have increased. Audit and accounting fees decreased by $5,000 to $142,000.

Net Loss. The net loss in fiscal year 2005 decreased to $1,668,000 from $2,244,000 in 2004 largely as a result of a decrease in General & Administration expenses.

February 29, 2004 compared to February 28, 2003.

Revenue. We had revenues totalling $51,000 for the year ended February 29, 2004 compared to $NIL for February 28, 2003.

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

Net Loss. The net loss in fiscal year 2004 decreased to $2,244,000 from $2,188,000 in 2003 as a result of an increase in General & Administrative expenses.

Our financial statements are in accordance with International Financial Reporting Standards. The application of accounting principles generally accepted in the U.S. would affect the determination of net loss and shareholders' equity (deficit). See Note 15 to the attached Consolidated Financial Statements.

Foreign Currency Exchange Rates

A significant portion of our business is conducted in currencies other than the United States dollar. As a result, we are subject to exposure from movements in foreign currency exchange rates. We do not currently engage in hedging transactions designed to manage currency fluctuation risks. See Notes to Consolidated Financial Statements – Note 2.5. Foreign Currency Translation.

Inflation

Historically, inflation has not affected our business in the current locations where it does business and we do not expect that it will do in the future.

Interest Rate Sensitivity

We are not currently subject to adverse movement in interest rates because our credit facilities are fixed at an interest rate of 7.50% and Convertible Debentures at an interest rate of 5%. The credit facility agreement requires repayment on August 31, 2007. We may redeem the Convertible Debentures before December 31, 2007. We do not currently engage in hedging transactions designed to manage interest rate fluctuation risks.

B.	Liquidity and Capital Resources

As of February 28, 2006, our positive working capital increased to $623,000 from the working capital deficiency of $359,000 on February 28, 2005. This increase is largely as a result of the exercise of warrants that was completed in January 2006, which raised $3,150,000. On February 28, 2005, our working capital deficiency decreased to $359,000 from a working capital deficiency of $1,848,000 on February 29, 2004. This decrease was a result of raising $2,250,000 on January 27, 2005 from a private placement of 9,000,000 shares priced at $0.25.

To develop and commercialize our SCC technology, we believe we will approximately $2,000,000 for working capital to maintain current operations for the next 12 months These requirements are expected to be met through a combination of the Epsom credit facility, revenues from sales of SCC samples, and new equity financing. We believe that given the cash on hand of $1,313,000, together with the credit facility of $2,500,000, of which $2,287,000 is un-utilised at the balance sheet date, and the continuing downward trend of expenses, we have sufficient working capital to meet our obligations for the next 12 months. We have received assurances from the provider of this credit facility that it will continue to keep this credit facility available for this period although such assurances are not legally binding. However, if we were to commence the development for commercial production of the SCC products, this credit facility would be insufficient and further funding would be required.

The credit facility agreement with Epsom Investment Services N.V. to provide up to $5,000,000 was re-negotiated during February 2003 whereby the maximum amount of draw down was reduced to $2,500,000 with a reduction in interest charged to 7.5% per annum. During February

2005 this facility was extended to August 31, 2006. Also at this time Epsom agreed to convert part of this facility into equity for $1,400,000. As at February 28, 2006, $213,000 of this facility had been drawn down. Furthermore, effective February 2006, Epsom agreed to further extend this facility until August 2007. Pursuant to an addendum to the credit facility agreement dated August 2006, effective as of February 2006 Epsom Investment Services N.V. no longer has a right to convert outstanding balance into our Common Shares.

We estimate that we will need approximately $7,500,000 to carry out our strategic business plan to build our first full-scale plant with a production capacity of 40,000 tons per annum. We intend to finance the construction of the plant by: (1) a grant from European Structural fund: for up to 50% of the capital expenditure for the first plant; (2) a state guarantee backed commercial loan for approximately 40% of the capital expenditure; and (3) the placement of equity with a variety of participants (professional money managers, industrial partners). We have already begun the process of applying for the state loan and the grant from the European Structural fund. We believe that the process will take place over the next 8-12 months. In the event that we are unable to secure the funds to build our first full-scale production plant, we intend to generate limited revenues from sale of SCC samples and may examine the possibility of licensing our technology.

In February 2001, we completed a placement of 8% convertible debentures in the sum of $1,500,000 with interest payable quarterly. Investors, after two years, may convert the loan into Common Shares at the greater of 75% of the average closing price for the ten trading days prior to the conversion or the market price per share at the time of closing. The investors received warrants to purchase 20,000 Common Shares for every $100,000 invested exercisable for a two year period at 125% of the closing average offer price for the previous ten trading days. We may redeem the warrants in whole or part at any time up to two years or prior to notice by the investor to convert. Investors are entitled to demand registration rights in respect of the Common Shares issuable upon conversion of the debentures or exercise of the warrants. If the registration statement has not been declared effective within 270 days after the date of conversion, the investors may put the debentures to us at 110% of their original principal amount plus accrued and unpaid interest. If at any time after the effectiveness of the registration statement, the investors do not have the ability to freely trade the underlying Common Shares for 15 consecutive trading days, the investors similarly have a put at 115% of the original principal amount plus accrued and unpaid interest. A finder’s fee of 5% and warrants to purchase 1,000 Common Shares per $100,000 invested was paid. The TSX Venture Exchange approved the issue of these convertible debentures.

In November 2001, we entered into an agreement for the placement of 8% convertible debentures in the sum of $2,500,000. Interest is payable quarterly. Investors may after two years convert the convertible debentures into Common Shares at the greater of 75% of the average closing price for the ten trading days prior to the conversion or the market price per share at the time of closing. The investors also received warrants to purchase 20,000 Common Shares for every $100,000 invested exercisable for a two-year period at 125% of the closing average offer price for the previous ten trading days. We may redeem the convertible debentures in whole or part at any time up to two years or prior to a notice by an investor to convert. Investors are entitled to demand registration rights in respect of the Common Shares issuable upon conversion of the debentures or exercise of the warrants. If the registration statement has not been declared effective within 270 days after the date of conversion, the investors may put the debentures to us at 110% of their original principal amount plus accrued and unpaid interest. If at any time after the effectiveness of the registration statement, the investors do not have the ability to freely trade the underlying Common Shares for 15 consecutive trading days, the investors similarly have a put at 115% of the original principal amount plus accrued and unpaid interest. A finder’s fee of 5% and warrants to purchase 1,000 Common Shares per $100,000 invested was paid.

In February 2002, we entered into an agreement for the placement of 4,933,091 Common Shares, priced at CDN$ 0.55 with a twelve month warrant to purchase an additional common share for each share taken down at CDN$ 0.66, and $ 300,000 7.5% convertible debentures with interest payable on the usual quarter days. This debenture is convertible into Common Shares at the investors option after two years at the greater of 75% of the average closing price for the ten trading days prior to the conversion or CDN$ 0.55. Investors in the convertible debenture shall also receive 60,000 warrants for a two year period at 125% in the first year and 140% in the second year, of the closing average offer price for the previous ten trading days. We may redeem the convertible debentures in whole or part at any time up to two years or prior to a notice by an investor to convert. Investors are entitled to demand registration rights in respect of the Common Shares issuable upon conversion of the debentures or exercise of the warrants. If the registration statement has not been declared effective within 270 days after the date of conversion, the investors may put the debentures to us at 110% of their original principal amount plus accrued and unpaid interest. If at any time after the effectiveness of the registration statement, the investors do not have the ability to freely trade the underlying Common Shares for 15 consecutive trading days, the investors similarly have a put at 115% of the original principal amount plus accrued and unpaid interest. A finder’s fee of 5% and warrants to purchase 1,000 Common Shares per $100,000 invested is payable.

During February 2003, our 8% and 7.5% convertible debentures with a principal amount of $3,390,000 were re-negotiated by their retirement against the issue of new 6% debentures of $297,000 to February 15, 2004, and $3,805,000 to February 15, 2005. The notes for an aggregate amount of $300,000 issued in April 2002 were not re-negotiated. The reissued convertible debentures did not carry any right to warrants for the investors. All other terms of the convertible debentures remained unchanged.

During February 2004, our 6% convertible debentures with a value of $4,402,000 were re-negotiated by their retirement against the issue of new 5% debentures with a value of $4,642,000 to February 28, 2005. All terms of the convertible debentures remain unchanged from the original debenture notes.

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

On January 26, 2005, we concluded a private placement for a total of $2,250,000. The placement consisted of the issuing of 9,000,000 units, each unit consisting of one common share priced at $0.25, with one full common share purchase warrant for twelve months priced at $0.35 and one half warrant for twenty four months priced at $ 0.50. The placement was compliant with Regulation S of the United States Securities Act of 1933. Under this regulation, shares offered exclusively to non-US residents are subject to trading restrictions as laid down in our jurisdiction of domicile, which in our case is Bermuda. Resulting from this regulation, shares issued in the placement were subject to a trading restriction of 40 days. On January 21, 2006 warrant holders exercised their right to convert 9,000,000 warrants to ordinary shares at a cost of $0.35 per share, raising $3,150,000.

In February 2005, Epsom Investment Services N.V. agreed to convert a further $1,400,000 of the balance due under the credit facility agreement into our Common Shares on the basis of one share for each $0.20 of note. This conversion resulted in the issue of 7,000,000 common shares. In addition, in February 2003, Epsom Investment Services N.V. agreed to convert a further $600,000 of the balance due on the credit facility agreement into our Common Shares on the basis of one share for each $0.24 of note. This conversion resulted in the issue of 2,531,645 common shares. In February 2004, Epsom Investment Services N.V. agreed to convert a further $2,000,000 of the balance due on the credit facility agreement into our Common Shares on the basis of one share for each $0.20 of note. This conversion resulted in the issue of 10,010,510 common shares.

Additional financing will be required to enable us to implement our business strategy of growth, which includes investment in joint ventures in the SCC industry. No assurances can be given that we will be able to raise cash from additional financing efforts. If we are unable to obtain sufficient funds from future financing, we may not be able to fully achieve our business objectives.

C.	Research and Development, Patents and Licenses, etc.

We expensed $NIL in the fiscal years ended February 28, 2006, February 28, 2005; and $353,000 in the fiscal year ended February 29, 2004 on research and development. We will continue to fund development related to step-up expenses to achieve production on a full commercial scale.

D.	Trend Information

Revenue from the principal activity commenced for trial purposes since the year ended February 29, 2004. At the present time, we have not generated any revenue from producing SCC on a commercial scale and have incurred substantial losses due to expenses associated with our close of past Trylene and Acetylene Gas businesses and research and development expenses.

E.	Off Balance Sheet Arrangements

None.

F.	Tabular Disclosure of Contractual Obligations

Contractual obligations for the fiscal year ended February 28, 2006 are disclosed as follows:

		Payments Due by Period
Contractual Obligations	Total	< 1 year	1-3 years	4-5 years	> 5 years
	$	$	$	$	$

Credit facility	213		213
Convertible debentures	4,613		4,613
Debenture Interest payable	425		425
Equipment leasing	16	11	5
Property rental	120	69	51

Total Contractual Cash Obligations	5,387	80	5,307	0	0

We categorized our contractual obligations based on the following:

Credit facility. This is the balance on the credit facility with Epsom as at February 28, 2006. It is not repayable until August 2007 and is therefore a non-current liability. Under the original the credit facility agreement with Epsom, any outstanding balance due under the credit facility agreement can be converted in part or in whole into our Common Shares at any time at the option of the Epsom Investment Services NV. The conversion price is equal to 80% of the trading price per share of our Common Share on the date such note was made or additional advances were made. However, effective as of February 2006, the outstanding balance is no longer convertible into our Common Shares.

Convertible Debentures. The convertible debentures were re-negotiated between us and the holders of the convertible debentures. The maturity date of the convertible debentures were extended to December 31, 2007 and falls into the 1-3 year(s) period.

Interest payable. The interest payable on convertible debentures is due up to the date of maturity. The figure set forth above represents the net present value of the interest due upon the date of maturity.

Under U.S. GAAP, the convertible debentures are treated as non-current obligations. This results in a change to the Shareholders’ equity (deficiency) as seen in the table above.

	2006	2005	2004
	$	$	$

Total non-current liabilities: IFRS	846	1,577	1,443
Convertible debentures	4,613	3,920	3,920

Total non-current liabilities: U.S. GAAP	$5,459	$5,497	$5,363

Item 6. Directors, Senior Management and Employees

A.	Directors, Senior Management

The following is a list of our directors and officers and a brief description of their business experience. There are no family relationships between any officers and directors.

At our Annual General Meeting of Shareholders held on March 13, 2006, the Board of Directors were elected.

Name	Age	Positions Held	Period

Roger A. Leopard	64	Director President and Chief Executive Officer	June 2001-Present February 2000 – Present
Alan Edward Perkins	69	Director	February 2005 – Present

John M. Smith	71	Director	August 1993 – Present

Howard Edmund Browning	63	Director	March 2005 – Present

Nicholas Meadmore	56	Chief Financial Officer	September 2005 - Present

Roger A. Leopard. Mr. Leopard is our Chief Executive Officer, President and Director. Mr. Leopard is a Chartered Accountant, initially with Deloittes until leaving the profession in 1966 to join The Great Universal Stores as Assistant Treasurer. He played a key role in the development of the corporation’s financial services division. In 1976, Mr. Leopard was appointed Vice President of Finance of the CIG Group, a computer leasing and related product marketing and service operation with diversified European operations. He was subsequently appointed Chairman of the Board and Chief Executive of CIG Group’s U.S. listed parent company. During this period, he specialized in innovative methods of financing a wide range of businesses and was involved in early stage company development and finance. This involved the arranging of funding for many commercial organizations in North America, Western Europe, Russia and the CIG Group. Before becoming our director, Mr. Leopard was a director of Epsom Investment Services N.V. Upon his appointment, he resigned from this position and is no longer involved with Epsom Investment Services N.V.

Alan Edward Perkins. Mr. Perkins is our Director, and has a long and distinguished career in investment management with exposure to a wide range of clients and commercial situations, developing strong business and technical skills. Most recently, he was instrumental in the establishment of Pavilion Asset Management Ltd. As an investment subsidiary of Family Assurance Friendly Society, Mr. Perkins also played a part in the subsequent acquisition of a major stake in the subsidiary by Seymour Pierce Group plc in September 2000. Until recently, he was the Chief Investment Officer of Pavilion and second in command, supervising their offices in Brighton, UK. Mr. Perkins was also responsible for managing the funds for two major clients, totalling £2 billion.

John M. Smith. Mr. Smith is our Director and earned his Bachelor of Arts degree with honours from the University of Hull, England. Mr. Smith has enjoyed a distinguished career in international banking; first with Barclays Bank from 1959 through 1971 in various postings worldwide, and subsequently as Assistant Manager with Barclays Geneva, which position he held until 1979. In 1979, Mr. Smith became a partner in a Geneva based fiduciary company. In 1989, he was appointed General Manager and subsequently, Managing Director of Rathbone Trust Company S.A., a wholly owned subsidiary of Rathbone Brothers PLC, an established private banking and trust company quoted on the London Stock Exchange. Mr. Smith is currently retired, but remains a non-executive director of Rathbone Trust Company S.A. In 1995, Mr. Smith was awarded an MBE for voluntary services to the British Community in Switzerland.

Howard Edmund Browning. Dr. Browning is our Director, and obtained his MA and D. Phil. in Organic Chemistry at Oxford University and an IEP at Insead. He spent 27 years, from 1969 to 1996, with ICI/Zeneca, initially in research at ICI Plastics in the United Kingdom, then subsequently as General Manager of ICI Resins and Petrochemicals, operating both in Europe and the Far East. Later as General Manager of ICI Bioproducts and Planning, he created the Zeneca Lifescience Molecules business. Since 1996, he has been Chairman of the Tullis Russell Group plc, the papermaking and converting group, in the United Kingdom. Dr. Browning comes with a wealth of experience in the areas in which we are embarking, such as paints, resins and more recently, the paper industry.

Nicholas Meadmore. Mr. Meadmore is our Chief Financial Officer, and brings to us over 30 years experience in international accounting and financial reporting. Following his completion of an MBA at Henley Management College in 1994, he spent six years in the international hotel and hospitality industry, among others, with Four Seasons. More recently, he spent four years with NGO’s in Geneva, Switzerland, including the World Health Organization.

B.	Compensation

During our fiscal year ended February 28, 2006, we paid an aggregate of $52,000 in compensation to our directors and officers as a group for services in all capacities. We did not make any payments for pension or retirement plans for officers and directors.

Directors’ Compensation

Directors who are not our employees are compensated by stock options and $1,000 for each board meeting attended, in addition to travel expenses. Directors, who are also our officers, do not receive additional compensation for serving as Directors.

Executive Compensation

The following table sets forth the aggregate cash compensation paid for the past fiscal year for executive compensation:

SUMMARY COMPENSATION TABLE

Long Term Compensation
		Annual Compensation		Awards		and Payouts

Securities
Name and	Fiscal	Cash	Other Annual	Restricted	Underlying	LTIP	All Other
Principal Position	Year	Compensation	Compensation	Stock	Options	Payouts	Compensation
		$	$	Award(s)	#	$	$

Roger A. Leopard President & C.E.O.	2006	44,000	Nil	0	500,000	0	0
.
Nicholas Meadmore, C.F.O		Nil	Nil	Nil	Nil	Nil	Nil

C.	Board Practices

Our Directors serve a one-year term and are elected at the Annual General Meeting of Shareholders. At the Annual General Meeting of Shareholders, held on March 13, 2006 the shareholders elected Messrs. Roger A. Leopard, John M. Smith, Alan Edward Perkins and Howard Edmund Browning as Directors. Our officers are elected by the Board to serve at the pleasure of the Board. We have no contracts with any of our Directors that provide for payments upon termination.

During the year ended February 28, 2006, Messrs. Perkins and Smith comprised both the Audit Committee and the Compensation Committee. At the Annual General Meeting of Shareholders, held on March 13, 2006, Messrs. Perkins and Smith were appointed to sit on the Audit and Messrs. Leopard and Browning were appointed to sit on the Compensation Committee. The primary functions of the Audit Committee are to review the scope and result of the audit performed by our independent accountants, our internal accounting controls, non-audit services performed by the independent accountants and the cost of accounting services. The Compensation Committee reviews all compensation proposed for senior management and Board members.

D.	Employees

Our subsidiary, CalciTech Group Services SA, has no full-time employees and no part-time employees located in Switzerland. We have two (2) officers located in Switzerland: Mr. Leopard and Mr. Smith. CalciTech Deutschland GmbH has four (4) full-time employees and no part-time employees located in Germany. We and our other subsidiaries do not have employees.

E.	Share Ownership

The following table sets forth the share ownership of our Officers and Directors as of date of July 12, 2006.

Name of Beneficial Owner	Number of Shares	Percent

Roger A. Leopard	95,625	0.12%
John M. Smith	225,668	0.28%
Alan Edward Perkins	0	0
Howard Edmund Browning	0	0
Nicholas Meadmore	0	0

Mr. Leopard has settled his ownership of shares into a trust in which he has no beneficial interest.

Stock Option Plan/Equity Incentive Plans

Our stock option plan is available for directors, officers and employees. Options may be granted with the approval of the Board of Directors and are subject to the approval of the listing authority. All options must be exercised within 30-days of the optionee leaving us, otherwise they lapse. Shareholders approved the plan and approve the directors’ authority to grant a certain number of options in their general meeting.

In 2005, following Mr. Tompkins’ decision not to stand for re-election to the Board of Directors, we entered into a consulting agreement with Mr. Tomkins for the delivery of services relating to the financing of projects by way of equity or debt as the parties may agree in writing from time to time. As part of the agreement, Mr. Tomkins’ options as granted will be maintained by us through to maturity.

During the fiscal year ended February 28, 2006, we issued 250,000 options to Dr. Browning as per the table below:

Outstanding Options

Name	Shares Underlying Options	Exercise Price	Purchase Price, if any	Expiration Date

Roger A. Leopard	500,000	CAD $0.33	-	October 10, 2008

H.J. M. Tompkins	250,000 250,000 100,000 100,000	CAD $0.30 CAD $0.45 CAD $0.33 CAD $0.24	- - - -	February 25, 2010 February 25, 2010 February 25, 2010 February 25, 2010

John M. Smith	250,000 100,000 100,000	CAD $0.45 CAD $0.33 USD $0.24	- - - -	February 25, 2008 October 10, 2008 February 25, 2010

Marc Lakmaaker	50,000	CAD $0.33	-	October 10, 2008

Geoffrey Long	100,000	CAD $0.33	-	October 10, 2008

Alan Edward Perkins	250,000	USD $0.24	-	February 25, 2010

Howard Edmund Browning	250,000	USD $0.23	-	June 30, 2010

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

Past development expenditures were and are currently funded through a Credit Facility Agreement with Epsom Investment Services N.V. (“Epsom”), whose clients collectively hold less than 25% of the equity interest in us. Epsom has no control over these shares as they are held by clients in their own right. Subject to the foregoing, we are not directly or indirectly owned or controlled by any other corporation or by any foreign government. Further, we do not know of any arrangement, which may by its operation result in a change in our control at some subsequent date.

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

As of February 28, 2006, there were 1,264 record holders of Common Shares in the United States representing approximately 59% of the total shareholders as reported to be held in the records of Computershare Trust Company, the Registrar and Transfer Agent for the Common Shares.

B.	Related Party Transactions

The amount paid to our shareholders, directors and officers and their related companies for consulting and other services totaled $327,000, $492,000, and $132,000 for the years ended February 28, 2006, February 28, 2005 and February 29, 2004, respectively.

In the financial year ended February 28, 2006, this amount included $52,000 paid to directors ($245,000 in the year ended February 28, 2005) and $275,000 paid to EuroHelvetia TrustCo S.A. ($246,000 in the year ended February 28, 2005), who were contracted by us to act as our exclusive financial advisors. EuroHelvetia charge their fees for work related to advice on private placements, fund raising and project finance. Roger A. Leopard, our Chief Executive Officer and President, is also a director of EuroHelvetia TrustCo S.A. EuroHelvetia also provides administration of Epsom Investment Services N.V.

During the year ended February 29, 2004, we disposed of our 100% subsidiary, CalciTech Group Services SARL (incorporated in France) to our Chief Executive Officer, Roger A. Leopard, and one of our officers, Geoffrey Long, for a price of €10 (Ten Euros).

The fees and services were approved by the independent directors.

C.	Interest of Experts and Counsel.

Not Applicable.

Item 8. Financial Statements

A.	Consolidated Statements and Other Financial Information

We have attached the following financial statements to this Annual Report:

•	Auditors’ Report.

•	Consolidated Balance Sheet for years ended February 28, 2006 and February 28, 2005.

•	Consolidated Statement of Operations for the years ended February 28, 2006, February 28, 2005, and February 29, 2004.

•	Consolidated Statement of Shareholders Equity (Deficit) for the years ended February 28, 2006, February 28, 2005 and February 29, 2004.

•	Consolidated Statement of Cash Flows for the years ended February 28, 2006, February 28, 2005 and February 29, 2004.

•	Notes to Consolidated Financial Statements.

Dividend Policy

We have never paid any dividends and does not intend to in the near future.

B.	Significant Changes

None.

Item 9. The Offer and Listing

A.	Price History of Stock

Until January 19, 2005, our Common Shares were listed in Canada on the TSX Venture Exchange (“TSX”), under the symbol CLK and in the United States on the OTC Electronic Bulletin

Board (“OTC Bulletin Board”), under the symbol CLKTF.OB. On May 15, 2002, our shares were approved to trade on the Third Segment of the Frankfurt Stock Exchange in Germany, under the symbol XCH. However, following our voluntary delist from the TSX, our Common Shares no longer have a quotation on the Freiverkehr. In July 2005, our Common Shares were approved for listing on the OFEX under the symbol CLK.

On September 27, 2004, following a full review by our Board of Directors, we decided that it was in our best interest as well as our shareholders to request to delist our Common Shares from the TSX Venture Exchange. Permission for the delist had been granted by our shareholders at the Annual General Meeting held on October 29, 2003. Permission to delist was granted on January 19, 2005. The reasons underlying the request to delist were as follows:

•

The continuing obligations and resulting demands on our financial and personnel resources required maintaining the TSX listing, were considered to be in no proportion to the benefits received from this listing.

•	Service levels received by us were considered to fall substantially short of those to be expected from a professionally run exchange.

•

The level of competence and swiftness of response from the TSX in relation to issues raised by us were considered to be lacking. Example of aforementioned is the serious delay by the TSX, of over one year, in approving newly issued CalciTech stock.

•

During our time on the TSX, we had been confronted with a number of unjustifiable trade halts. In these instances it was found that the TSX refused to communicate clearly and in a timely fashion to the arguments brought up by us. The insistence by the regulatory bodies in Canada on two occasions that we file a Quarterly Management Discussion and Analysis as a prerequisite for resumption of trade, were wholly unfounded under BCSC and ASC regulation. We were forced to expend significant resources in resolving a situation it had been forced into unnecessary.

•

We felt our resources were better spent in consolidating our North American listing on the OTC Bulletin Board while focusing on implementing new and anticipated procedures in compliance with the Sarbanes-Oxley Act.

•

It was felt that a consolidation on the OTC Bulletin Board would concentrate trading in our shares, thereby providing a more accurate picture to shareholders of trading pattern on the North American market.

•	The consolidation was also seen as a measure to reduce arbitrage trading on the North American markets.

The high and low prices expressed in Canadian dollars on the TSX for our Common Shares and the high and low prices expressed in United States dollars quoted on the OTC Bulletin Board for the last six (6) months, each quarter for the last two (2) fiscal years and annually for the last five (5) years are as follows:

	TSX Venture Exchange		OTC Bulletin Board		OFEX
	C$	C$	US$	US$	U.K.£	U.K.£

Period	High	Low	High	Low	High	Low
July 2006	N/A	N/A	$ 0.29	$ 0.20	£ 0.17	£ 0.15
June 2006	N/A	N/A	$ 0.32	$ 0.25	£ 0.205	£ 0.165
May 2006	N/A	N/A	$ 0.42	$ 0.35	£ 0.255	£ 0.205
April 2006	N/A	N/A	$ 0.50	$ 0.40	£ 0.285	£ 0.255
March 2006	N/A	N/A	$ 0.54	$ 0.31	£ 0.295	£ 0.205
February 2006	N/A	N/A	$ 0.42	$ 0.38	£ 0.225	£ 0.225

2005-2006	High	Low	High	Low	High	Low
4th Qtr ended February 28, 2006	N/A	N/A	$ 0.60	$ 0.19	£ 0.275	£ 0.10
3rd Qtr ended November 30, 2005	N/A	N/A	$ 0.23	$ 0.13	£ 0.127	£ 0.11
2nd Qtr ended August 31, 2005	N/A	N/A	$ 0.23	$ 0.16	£ 0.122	£ 0.112
1st Qtr ended May 31, 2005	N/A	N/A	$ 0.29	$ 0.23	N/A	N/A

2004-2005	High	Low	High	Low	High	Low
4th Qtr ended February 28, 2005	N/A	N/A	$ 0.28	$ 0.17	N/A	N/A
3rd Qtr ended November 30, 2004	N/A	N/A	$ 0.26	$ 0.16	N/A	N/A
2nd Qtr ended August 31, 2004	N/A	N/A	$ 0.26	$ 0.16	N/A	N/A
1st Qtr ended May 31, 2004	$ 0.49	$ 0.31	$ 0.29	$ 0.21	N/A	N/A

Period	High	Low	High	Low	High	Low
2005 – 2006 Annual	N/A	N/A	$ 0.60	$ 0.13	£ 0.275	£ 0.10
2004 – 2005 Annual	$ 0.40	$ 0.30	$ 0.29	$ 0.15	N/A	N/A
2003 – 2004 Annual	$ 0.49	$ 0.24	$ 0.31	$ 0.18	N/A	N/A
2002 – 2003 Annual	$ 0.73	$ 0.39	$ 0.41	$ 0.25	N/A	N/A
2001 – 2002 Annual	$ 0.65	$ 0.21	$ 0.45	$ 0.12	N/A	N/A

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our Common Shares are listed in the United States on the OTC Bulletin Board under the symbol CLKTF.OB. Up until January 19, 2005, our Common Shares were listed in Canada on TSX, when delisting from this exchange was formalized. With effect from May 15, 2002, our Common Shares have been listed in Germany on the Third Segment of the Frankfurt Stock Exchange under the symbol XCH. However, following our voluntary delist from the TSX-V, our shares no longer have a quotation on the Freiverkehr. In July 2005, our Common Shares were approved for listing on the OFEX under the symbol CLK.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.  Expenses of the Issue.

Not Applicable.

Item 10. Additional Information

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

We were incorporated on November 9, 1978 in from British Colombia, Canada. On February 13, 1995, we filed a memorandum of continuance to reincorporate from British Colombia, Canada to Bermuda. On September 11, 2000, we amended our Articles to change our name to CalciTech Ltd.

Common Shares

We are authorized to issue 120,000,000 Common Shares, par value $0.001. All issued and outstanding Common Shares are fully paid and non-assessable. Each holder of record of Common Shares is entitled to one vote for each common share so held on all matters requiring a vote of shareholders, including the election of directors. Shareholders are not entitled to cumulative voting for directors. The holders of Common Shares will be entitled to dividends on a pro-rata basis, if and when declared by the Board of Directors. There are no preferences, conversion rights, pre-emptive rights, subscription rights, or restrictions on transfers attached to the Common Shares. In the event of our liquidation, dissolution or winding up, the shareholders are entitled to participate in the distribution of our assets available after satisfaction of the claims of creditors.

Powers and Duties of Directors

The Directors shall manage or supervise the management of our affairs and business and shall have authority to exercise all such powers as are not, by the Company Act, Articles or Bye-laws, required to be exercised by the shareholders in a general meeting or prohibited by law.

Directors serve for one (1) year, until the next annual meeting of shareholders. In general, a Director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with us whereby a duty or interest might be created to conflict with his duty or interest as a director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director. Such a Director shall not vote in respect of any such contract or transaction with us if the Chairman disqualifies him. If he votes, his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such a vote is taken. The shareholders at the general meeting shall determine the remuneration of the Directors. However, notwithstanding the foregoing, Directors shall be paid all expenses incurred in attending meetings or conducting business on our behalf.

The Directors may from time to time on our behalf: (a) borrow money in such manner and amount from such sources and upon such terms and conditions as they think fit; (b) issue bonds, debentures and other debt obligations; or (c) mortgage, charge or give other security on the whole or any part of our property and assets.

Our Directors are not required to be residents of Bermuda. There is no age limitation or minimum share ownership for our Directors.

Shareholders

An Annual General Meeting of Shareholders shall be held once in every year at such time and place as may be determined by the Directors. Notice of the meeting must be given not less than twenty-one (21) nor more than fifty (50) days. A quorum at an Annual General Meeting and Special Meeting shall be two shareholders. There is no limitation imposed by the laws of Bermuda or by the charter or other constituent documents of us on the right of a non-resident to hold or vote Common Shares.

In accordance with Bye-laws, Directors shall be elected by an “ordinary resolution” which means (a) a resolution passed by our shareholders in a General Meeting by a simple majority of the votes cast in person or by proxy, or (b) a resolution that has been submitted to our shareholders who would have been entitled to vote on it in person or by proxy at our general meeting and that has been consented to in writing by all of our shareholders entitled to vote on it.

The Bermuda law and our Articles and Bye-laws contain no provisions that would prevent or delay a change in control of us.

C.	Material Contracts

Addendum to the Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated February 27, 1998. On February 28, 1998, we Company entered in a credit facility agreement of up to $2,330,000 with Epsom Investment Services N.V. bearing interest at 8% per annum and a repayment date of 2000. In April 1999, we amended the credit facility agreement to provide up to $5,000,000 until February 28, 2001, and reduced the interest rate to 7.75%. Subsequently, the credit facility agreement was amended in February 2001. On February 28, 2003, this credit facility agreement was further amended to reduce the maximum amount of credit to $2,500,000, in addition to a reduction in interest charged to 7.5% per annum. During April 2006, this credit facility was amended and extended to August 30, 2007.

Under the terms of the credit facility agreement, any outstanding balance due on the credit facility agreement can be converted in part or in whole into our Common Shares at any time at the option of the holder. The conversion price is equal to 80% of the trading price per share of Common Shares on the date such note was made or additional advances were made. The credit facility is secured by shares of CalciTech Synthetic Minerals Ltd. No additional consideration was paid for the extensions on the repayment date for the credit facility.

Addendum to the Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated February 27, 2006. The conversion rights were withdrawn by Epsom Investment Services with effect from February 27, 2006 on August 15, 2006.

D.	Exchange Controls

Control over foreign currency has existed in Bermuda since 1940 and is now governed by the Exchange Control Act of 1972 (the “Exchange Control Act”) and regulations promulgated thereunder and is administered by the Bermuda Monetary Authority (“Foreign Exchange Control”). The Exchange Control Act regulates foreign currency transactions between a resident of Bermuda and a non-resident of Bermuda. However, exempted companies, like us, are designated as “non-resident” for purposes of the Exchange Control Act, and as such, are entitled to maintain foreign currency bank accounts and to freely convert the balances in such accounts into currencies of other countries. Because exempted companies are designated as “non-resident” under the Exchange Control Act, consent from Foreign Exchange Control is required prior to incorporation. Prior consent of Foreign Exchange Control is also required to issue or transfer any share, debenture or other security of an exempted company. General permission may be given to issue or transfer shares or other securities, in connection with a public issue, which are to be freely transferable. We received Bermuda’s permission to transfer its shares, which may be traded on the OTC Bulletin Board.

E.	Taxation

There are no income, profits, capital gains, sale of goods, death, or inheritance taxes in Bermuda. Exempted companies, such as us, pay annual fees to the Bermuda government, which are determined by the amount of its share capital. Although the United States and the United Kingdom of Great Britain and Northern Ireland (on behalf of Bermuda) signed a mutual assistance and insurance tax agreement on July 11, 1986, the agreement does not provide for the withholding of taxes on the distribution of dividends to United States taxpayers. While the convention provides for the sharing of information, it primarily deals with the taxation of insurance premiums paid by United States residents to insurance companies domiciled in Bermuda.

Certain United States Federal Income Tax Considerations

The following is a summary of United States federal income tax considerations material to a holder of Common Shares who is a United States citizen or resident or a United States domestic corporation who owns the Common Shares ("U.S. Investor"). The summary is of a general nature only and is not exhaustive of all possible income tax consequences applicable to U.S. Investors and does not address the tax consequences of U.S. Investors subject to special provisions of federal income tax law.

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

Since your United States federal income and withholding tax treatment may vary depending upon your particular situation, you may be subject to special rules not discussed below. Special rules will apply, for example, if you are:

•	an insurance company;
•	a tax-exempt organization;
•	a financial institution;
•	a person subject to the alternative minimum tax;
•	a person who is a broker-dealer in securities;
•	an S corporation;
•	an expatriate subject to Section 877 of the Code;
•	an owner of, directly, indirectly or by attribution, 10% or more of the outstanding Common Shares; or
•	an owner holding Common Shares as part of a hedge, straddle, synthetic security or conversion transaction.

In addition, this summary is generally limited to persons holding common stock as “capital assets” within the meaning of Section 1221 of the Code and whose functional currency is the U.S. dollar. The discussion below also does not address the effect of any United States state or local tax law or foreign tax law. Prospective investors are advised to consult their own tax advisors with respect to their particular circumstances and with respect to the effects of state, local or foreign tax laws to which they may be subject.

Dividends. For United States federal income tax purposes, the gross amount of a distribution, including any foreign withholding taxes, with respect to your Common Shares will be treated as a taxable dividend to the extent of our current and accumulated earnings and profits, computed in accordance with United States federal income tax principles. For taxable years beginning before January 1, 2011, if you are a non-corporate taxpayer such dividends may be taxed at the lower applicable capital gains rate provided (1) certain holding period requirements are satisfied, (2) we are eligible for the benefits of the income tax treaty, and (3) we are not, for the taxable year in which the dividend was paid, or in the preceding taxable year, a “passive foreign investment company.” Non-corporate U.S. Investors are strongly urged to consult their own tax advisors as to the applicability of the lower capital gains rate to dividends received with respect to the Common Shares. Distributions in excess of our current or accumulated earnings and profits will be applied against and will reduce your tax basis in your Common Shares and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such Common Shares. You should be aware that we do not intend to calculate our earnings and profits for United States federal income tax purposes and, unless we make such calculations, you should assume that any distributions with respect to common stock generally will be treated as a dividend, even if that distribution would otherwise be treated as a return of capital or as capital gain pursuant to the rules described above. If you are a corporation, you will not be allowed a deduction for dividends received in respect of distributions on Common Shares, which is generally available for dividends paid by U.S. corporations.

A dividend distribution will be treated as foreign source income and will generally be classified as “passive income” or, in some cases, “financial services income” for United States foreign tax credit purposes. For taxable years beginning after December 31, 2006, dividends will generally constitute “passive category income” but could, in the case of certain U.S. Investors, constitute “general category income.” The rules relating to the determination of the foreign tax credit, or deduction in lieu of the foreign tax credit, are complex and you should consult your own tax advisors with respect to those rules.

Dispositions of Common Shares. Subject to the discussion below of the consequences of being treated as a passive foreign investment company, gain or loss realized by a U.S. Investor (other than a 10-percent shareholder) on the sale or other disposition of Common Shares will be subject to United States federal income tax as capital gain or loss in an amount equal to the difference between such U.S. Investor’s basis in the Common Shares and the amount realized on the disposition. In general, such capital gain or loss will be long-term capital gain or loss if the U.S. Investor has held the Common Shares for more than one year at the time of the sale or exchange. If you are an individual, such realized long-term capital gain is generally subject to a reduced rate of United States federal income tax. Limitations may apply to your ability to offset capital losses against ordinary income.

In general, gain from a sale, exchange or other disposition of the Common Shares by a U.S. Investor will be treated as U.S. source income. Therefore the use of foreign tax credits relating to any foreign taxes imposed upon such sale may be limited. You are strongly urged to consult your own tax advisors as to the availability of tax credits for any foreign taxes withheld on the sale of Common Shares.

Special United States Federal Income Tax Considerations

Passive Foreign Investment Company. Management has determined that we have not been a passive foreign investment company ("PFIC") for United States federal income tax purposes for prior taxable years and believe that we will not be treated as a PFIC for the current and future taxable years, but this conclusion is a factual determination made annually and thus subject to change. We will be a PFIC with respect to a U.S. Investor if, for any taxable year in which such U.S. Investor held our Common Shares, either (i) at least 75% of our gross income for the taxable year is passive income, or (ii) at least 50% our assets are attributable to assets that produce or are held for the production of passive income. In each case, we must take into account a pro rata share of the income and the assets of any company in which we own, directly or indirectly, 25% or more of the stock by value (the "look-through" rules). Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets that produce passive income. Because we are not publicly traded as defined under the statute and regulations governing PFICs, and are not a controlled foreign corporation ("CFC"), we would apply the 50% asset test based on fair market values unless we elect to use the adjusted tax bases of our assets.

If we are a passive foreign investment company for any taxable year during which a U.S. Investor holds Common Shares the U.S. Investor will be subject to special tax rules with respect to:

•	any “excess distribution” that the U.S. Investor receives on Common Shares, and
•	any gain the U.S. Investor realizes from a sale or other disposition (including a pledge) of the Common Shares, unless the U.S. Investor makes a “mark-to-market” election as discussed below.

Distributions the U.S. Investor receives in a taxable year that are greater than 125% of the average annual distributions the U.S. Investor received during the shorter of the three preceding taxable years or the U.S. Investor’s holding period for the Common Shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the Common Shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a passive foreign investment company, will be treated as ordinary income, and
•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the Common Shares cannot be treated as capital, even if the U.S. Investor holds the Common Shares as capital assets.

A U.S. Investor of a passive foreign investment company may avoid taxation under the excess distribution rules discussed above by making a “qualified electing fund” election to include the U.S. Investor’s share of our income on a current basis. However, a U.S. Investor may make a qualified electing fund election only if we, as a passive foreign investment company, agree to furnish the shareholder annually with certain tax information. We do not presently intend to prepare or provide such information.

Alternatively, a U.S. Investor of “marketable stock” in a passive foreign investment company may make a mark-to-market election for stock of a passive foreign investment company to elect out of the excess distribution rules discussed above. If a U.S. Investor makes a mark-to-market election for the Common Shares, the U.S. Investor will include in income each year an amount equal to the excess, if any, of the fair market value of the Common Shares as of the close of the U.S. Investor’s taxable year over the U.S. Investor’s adjusted basis in such shares. A U.S. Investor is allowed a deduction for the excess, if any, of the adjusted basis of the shares over their fair market value as of the close of the taxable year only to the extent of any net mark-to-market gains on the shares included in the U.S. Investor’s income for prior taxable years. Amounts included in a U.S. Investor’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Common Shares are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Common Shares, as well as to any loss realized on the actual sale or disposition of the Common Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Common Shares. A U.S. Investor’s basis in the Common Shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not passive foreign investment companies would apply to distributions by us.

The mark-to-market election is available only for stock which is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, or the national market system established pursuant to section 11A of the Exchange Act, or any exchange or market that the IRS has determined has rules sufficient to carry out the purposes of the income tax rules. We are not currently a company meeting the requirements of mark-to-market so such an election is not currently available if we were to be a PFIC.

Non-U.S. Investors

A Non-U.S. Investor generally will not be subject to U.S. federal income tax on dividends paid by us with respect to our Common Shares unless the income is effectively connected with the Non-U.S. Investor’s conduct of a trade or business in the United States.

A Non-U.S. Investor generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our Common Shares unless such gain is effectively connected with the Non-U.S. Investor’s conduct of a trade or business within the United States or the Non-U.S. Investor is a natural person who is present in the United States for 183 days or more and certain other conditions exist.

Dividends and gains that are effectively connected with a Non-U.S. Investor’s conduct of a trade or business in the United States generally will be subject to tax in the same manner as they would be if the Non-U.S. Investor were a U.S. Investor, except that the passive foreign investment company rules will not apply. Effectively connected dividends and gains received by a corporate Non-U.S. Investor may also be subject to an additional branch profits tax.

U.S. Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of our Common Shares, or the proceeds received on the sale, exchange or redemption of our Common Shares paid within the United States (and, in certain cases, outside the United States) to U.S. Investors other than certain exempt recipients, such as corporations, and backup withholding tax may apply to such amounts if the U.S. Investor fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Investor will be allowed as credit against the U.S. Investor’s U.S. federal income tax liability provided that the appropriate returns are filed. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding, but such holders may be required to provide certification as to their Non-U.S. status.

A U.S. Investor who holds Common Shares in any year in which we are a passive foreign investment company would be required to file IRS Form 8621 regarding distributions received on our shares and any gain realized on the disposition of our Common Shares.

F.	Dividends and Paying Agents.

Not Applicable.

G.	Statement of Experts.

Not Applicable.

H.	Documents on Display.

We file Annual Reports and other information with the Securities and Exchange Commission. These accounts are filed electronically at the SEC Edgar website. You may read and copy any document that we file at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 or by accessing the SEC's website (http://www.sec.gov). Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the Public Reference Rooms.

Our Common Shares is listed on the OTC Bulletin Board and similar information can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. Copies of our material contracts are kept in our administrative headquarters.

I.	Subsidiary Information

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We have no significant market sensitive instruments other than foreign currency transactions discussed in Item 5.A.

Item 12. Description of Securities Other than Equity Securities

Not Applicable

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Part II

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

As of the end of our fiscal year ended February 28, 2006, an evaluation of the effectiveness of our "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) was carried out by our principal executive officer and principal financial officer.  Based upon that evaluation, our principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

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

Changes in Internal Control Over Financial Reporting:

During the fiscal year ended February 28, 2006, there were no changes in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

ITEM 16A. Audit Committee Financial Report

There are currently two members on the Audit Committee. Mr. John M. Smith and Mr. Alan Edward Perkins constitute the members of the Audit Committee. Both Messrs Smith and Perkins are independent directors. Due to the size of the Audit Committee, the Board has not determined that a member of the Audit Committee is qualified as an Audit Committee Financial Expert.

ITEM 16B. Code Of Ethics

We have not adopted a "code of ethics" (as that term is defined in Form 20-F) (the "Code of Ethics") as of this date, however, we intend to form a committee to advise on the content and adoption of the Code of Ethics as soon as practicable.

ITEM 16C. Principal Accountant Fees And Services

The independent auditor for the year ended February 28, 2006 was HW Fisher & Co, and for the years ended February 28, 2005 and February 29, 2004 was MRI Moores Rowland LLP.

Audit Fees

The aggregate fees billed by HW Fisher & Co for professional services rendered for the audit of our annual financial statements on Form 20-F for the year ended February 28, 2006 was $35,000.

The aggregate fees billed by MRI Moores Rowland LLP for professional services rendered for the audit of our annual financial statements on Form 20-F for the year ended February 28, 2005 was $57,500.

Audit-Related Fees

The aggregate fees billed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of our financial statements for the year ended February 28, 2006 was $NIL and February 28, 2005 was $NIL.

Tax Fees

The aggregate fees billed for tax compliance, tax advice and tax planning rendered by our independent auditors for the fiscal year ended February 28, 2006 was $NIL and February 28, 2005 was $NIL.

All Other Fees

The aggregate fees billed for all other professional services rendered by our independent auditors for the fiscal year ended February 28, 2006 was $NIL and February 28, 2005 was $NIL.

The Audit Committee does not have any pre-approval policies or procedures. The percentage of hours expended on the principal accountant's engagement to audit our financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees was 0%.

ITEM 16D. Exemptions From The Listing Standards For Audit Committees

Not applicable.

ITEM 16E. Purchases Of Equity Securities By The Issuer And Affiliated Purchasers

None.

Part III

Item 17. Financial Statements

The following Financial Statements pertaining to us are filed as part of this annual report:

Auditors’ Report

Consolidated Balance Sheet for years ended February 28, 2006 and February 28, 2005

Consolidated Statement of Operations for the years ended February 28, 2006, February 28, 2005 and February 29, 2004

Consolidated Statement of Shareholders Equity (deficit) for the years ended February 28, 2006, February 28, 2005 and February 29, 2004

Consolidated Statement of Cash Flows for the years ended February 28, 2006, February 28, 2005 and February 29, 2004

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

3.9	Option Agreement between Kemgas and Adrien Goetz dated February 28, 1992 (1)

3.10	Option Agreement between Kemgas and Michael Laidlaw dated June 19, 1991 (1)

3.11	Option Agreement between Kemgas and Richard Hethey dated January 12, 1990 and amended September 6, 1990. (1)

3.12	Settlement Agreement among Kemgas Sydney, John Galanis, Industries Research Corporation, Kemgas Holdings and Kemgas Alberta Ltd. dated November 5, 1993 (2)

3.13	Preliminary Joint Venture and Distribution Agreement among Kemgas Sydney, Taiyuan Calcium Carbide Factory and Can-Chi Ventures Ltd. dated May 23, 1993 (2)

3.14	Memorandum of Agreement (Loan Agreement) dated June 15, 1993 between Kemgas Sydney Inc. and Kemgas Overseas N.V. (2)

3.15	Option Agreement between Kemgas and Leonard Houzer dated August 10, 1993. (2)

3.16	Option Agreement between Kemgas and John Michael Smith dated August 10, 1993. (2)

3.17	Option Agreement between Kemgas and Isaac Moss dated April 22, 1994. (3)

3.18	Amending Agreement between Kemgas, Kemgas Corporation, Inc., Epsom Investments Services N.V. and Kemgas Overseas, N.V. dated August 2, 1993. (4)

3.19	Memorandum of Understanding between Kemgas Licensing and Buse Anlagenbau GmbH dated March 28, 1994. (4)

3.20	Acquisition Agreement for Anlagen- und Geraetbau GmbH dated April, 1995. (4)

3.21	Stock Purchase Agreement between Kemgas, Kemgas Corporation, Inc., and Epsom Investment Services N.V. dated June 17, 1995 (4)

3.22	Technology Licensing Agreement between Kemgas Licensing Ltd. and Zaklady Chemiczne “Oswiecim” S.A. dated September 18, 1995 (4)

3.23	Assignment Agreement and License between Kemgas and James W. Bunger and Associates dated March 17, 1996 (4)

3.24	Professional Services Agreement between Kemgas and James W. Bunger and Associates dated March 17, 1996 (4)

3.25	Option Agreement between Kemgas and Kenneth George Jackson dated September 17, 1996 (4)

3.26	Credit Facility Agreement between Epsom Investment Services N.V. and Kemgas Ltd. dated February 27, 1998 (5)

3.27	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and Kemgas Limited dated April 9, 1999 (6)

3.28	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated February 29, 2001 (7)

3.29	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated February 28, 2003 (7)

3.30	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated February 29, 2004 (7)

3.31	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated February 28, 2005 (7)

3.32	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated April 2006*

3.33	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated August 15, 2006*

3.34	Form of 5% Convertible Debenture due February 28, 2005 (7)

3.35	Form of Addendum to 5% Convertible Debenture Due February 28, 2005 (7)

3.36	Consulting Agreement between CalciTech Ltd. and H.J. Mark Tompkins dated February 25, 2005 (7)

8.1	List of Subsidiaries (7)

12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act*

12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act*

13.1	Certification under Section 906*

____________________________________________

* To be filed herewith

(1)	Previously filed with Registration Statement on Form 20-F under the Securities Exchange Act of 1934 on June 29, 1992.

(2)	Previously filed with the Form 20-F submitted for the fiscal year ended February 28, 1993.
(3)	Previously filed with the Form 20-F submitted for the fiscal year ended February 28, 1994.
(4)	Previously filed with the Form 20-F submitted for the fiscal year ended February 28, 1997.
(5)	Previously filed with the Form 20-F submitted for the fiscal year ended February 28, 1998.
(6)	Previously filed with the Form 20-F submitted for the fiscal year ended February 29, 2000.
(7)	Previously filed with the Form 20-F submitted for the fiscal year ended February 28, 2005.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

DATED: August 28, 2006	CALCITECH LTD.

By: /s/ Roger A. Leopard
Roger A. Leopard
President and Chief Executive Officer

CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2006

Report of Independent Auditors

CalciTech Ltd

To the shareholders and board of directors of CalciTech Ltd

We have audited the accompanying consolidated balance sheet of CalciTech Ltd (a Company in the development stage) as of February 28, 2006 and the related consolidated statement of operations, shareholders' equity (deficit), and cash flows for the year ended February 28, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

The financial statements have been prepared in accordance with International Financial Reporting Standards, which vary in certain respects from accounting principles generally accepted in the United States. The application of United States generally accepted accounting principles would have affected the determination of net loss and shareholders' deficiency for the financial year ended February 28, 2006 to the extent summarized in Note 15 to the consolidated financial statements. We have also audited the adjustments to the February 28, 2005 and February 29, 2004 financial statements to include certain derivative accounting disclosures for US GAAP that were not included and have been adjusted accordingly, as discussed in Note 15. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the February 28, 2005 and February 29, 2004 financial statements of the Company other than with respect to the adjustments and, accordingly we do not express an opinion or any other form of assurance on the February 28, 2005 and February 29, 2004 financial statements taken as a whole.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CalciTech Ltd (a development stage Company) as of February 28, 2006 and the consolidated results of its operations and its cash flows for the year ended February 28, 2006 in accordance with International Financial Reporting Standards and with a reconciliation note to U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.1 to the financial statements, the Company has incurred losses and negative cash flows from operations for the years ended February 28, 2006, February 28, 2005 and February 29, 2004. These matters raise doubt about its ability to continue as a going concern. Management plans in regard to these matters are also described in Note 2.1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ H W Fisher and Company

H W Fisher and Company

Chartered Accountants

Acre House

11-15 William Road

London

NW1 3ER

United Kingdom

August 25, 2006

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

International Financial Reporting Standards vary in certain respects from accounting principles generally accepted in the United States. The application of United States generally accepted accounting principles (US GAAP) would have affected the determination of net loss and shareholders’ deficiency for the financial years ended February 28, 2005 and February 29, 2004 to the extent summarized in Note 15 to the consolidated financial statements. Our report covers the financial statements previously reported on prior to certain derivative accounting disclosures for US GAAP as discussed and adjusted throughout Note 15. We were not engaged to audit, review, or apply any procedures to these adjustments in Note 15 for the financial years ended February 28, 2005 and February 29, 2004 of the Company after October 31, 2005. Accordingly, we do not express an opinion or any other form of assurance on these adjustments to the previously reported financial statements for the years ended February 28, 2005 and February 29, 2004.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CalciTech Ltd (a development stage Company) as of February 28, 2005 and February 29, 2004 and the consolidated results of its operations and its cash flows for the years ended February 28, 2005 and February 29, 2004 in accordance with International Financial Reporting Standards and with a reconciliation note to U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.1 to the financial statements, the Company has incurred losses and negative cash flows from operations for the years ended February 28, 2005 and February 29, 2004. These matters raise substantial doubt about its ability to continue as a going concern. Management plans in regard to these matters are also described in Note 2.1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ MRI Moores Rowland LLP

MRI Moores Rowland LLP Chartered Accountants 3 Sheldon Square London W2 6PS United Kingdom	September 1, 2005 except for Note 15, which has been updated as at October 31, 2005

3

CALCITECH LTD

(a Company in the development stage)

CONSOLIDATED BALANCE SHEET

For the Years ended February 28, 2006 and February 28, 2005

(amounts in thousands of US dollars, except per share data)

ASSETS	Notes	2006	2005
		$	$
Current assets
Cash and cash equivalents	2.6	1,313	407
Stock		6	11
Receivables, prepaid expenses and other current assets	3	235	268

Total current assets		1,554	686

Non-current assets
Property, plant and equipment, net	4	600	671
Intangible assets	2.8 and 5	354	124

Total non-current assets		954	795

TOTAL ASSETS		$2,508	$1,481

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD

(a Company in the development stage)

CONSOLIDATED BALANCE SHEET

For the Years ended February 28, 2006 and February 28, 2005

(amounts in thousands of US dollars, except per share data)

LIABILITIES AND SHAREHOLDERS' DEFICIENCY	Notes	2006	2005
		$	$
Current liabilities
Accounts payable		217	322
Accruals		254	245
Convertible debentures - current portion	2.14 & 8.1	92	195
Deferred gain on sale and leaseback - current portion		99	99
Other loans	7	100
Hire Purchase Agreement - current portion	7	142	159
Provisions - current portion	11	26	25

Total Current Liabilities		930	1,045

Non Current Liabilities
Convertible debentures - non-current portion	2.14 & 8.1	0	304
Credit facility	6	214	238
Deferred gain on sale and leaseback - non current portion		182	281
Other loans	7	0	100
Hire Purchase Agreement - non-current portion	7	284	477
Provisions - non-current portion	11	167	177

Total Non Current Liabilities		847	1,577

Total liabilities		1,777	2,622

Shareholders' Equity	8

Common stock, Cdn $ 0.001 par value; 120,000,000 shares authorised;
issued and outstanding: 88,899,675 in 2006, (79,899,675 in 2005)		1,813	1,805

Share premium, holders' options outstanding on credit facility
and contribution surplus		37,457	34,563
Convertible debentures		4,613	3,920
Accumulated deficit during the development stage		(43,070)	(41,213)
Cumulative foreign currency translation adjustments		(82)	(216)

Total Shareholders' Equity(Deficit)		731	(1,141)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)		$2,508	$1,481

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD

(a Company in the development stage)

CONSOLIDATED STATEMENT OF OPERATIONS

For the Years ended February 28, 2006, February 28, 2005 and February 29, 2004

(amounts in thousands of US dollars, except per share data)

	Notes	2006	2005	2004
		$	$	$

Revenues		60	75	51
Cost of revenues		(53)	(60)	0

Gross margin		7	15	51

Research and development expenses		0	0	353
Project development expenses		0	238	0
Product development expenses		310	176	0
General and administrative expenses		1,135	920	1,723

Operating loss		(1,438)	(1,319)	(2,025)

Profit on disposals	9	0	22	316
Interest expense		(419)	(371)	(521)
Loss before income taxes and minority interest		(1,857)	(1,668)	(2,230)

Provision for income taxes	11	(1)		(14)
Net Loss		$(1,858)	$(1,668)	$(2,244)

Net deficit per share:
Basic and diluted		$(0.02)	$(0.03)	$(0.04)

Shares used in net loss per share calculation:
Basic and diluted		80,738,031	64,713,374	54,723,374

Please refer to note 12 for details of related party transactions.

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD

(a Company in the development stage)

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)

For the Years ended February 28, 2006, February 28, 2005 and February 29, 2004

(amounts in thousands of US dollars except number of shares)

	Note	Common stock		Share premium, holders' option outstanding and contributed surplus	Convertible debentures	Accumulated deficit during development stage	Cumulative currency translation adjustments	Total consolidated shareholders' surplus

		Shares

Balances, February 28, 2003		53,889,165	1,784	29,449	3,564	(37,301)	(70)	(2,574)
Net loss				0	0	(2,244)	0	(2,244)
Issuance of common stock upon conversion
of credit facility	8.2	10,010,510	8	1,992	0	0	0	2,000
Issuance of convertible debentures	8.1	0	0	0	356	0	0	356
Foreign currency translation adjustments		0	0	0	0	0	(109)	(109)

Balances, February 29, 2004		63,899,675	1,792	31,441	3,920	(39,545)	(179)	(2,571)
Net loss				0	0	(1,668)	0	(1,668)
Issuance of common stock on conversion
of credit facility	8.2	7,000,000	6	1,394				1,400
Issuance of common stock in private placement	8.3	9,000,000	7	2,086				2,093
Foreign currency translation adjustments				(358)			(37)	(395)

Balances, February 28, 2005		79,899,675	1,805	34,563	3,920	(41,213)	(216)	(1,141)
Net loss				0	0	(1,858)	0	(1,858)
Issue of Warrants as common stock		9,000,000	8	3,111				3,119
Debentures: adjustment for non-current portion				(217)	693			476
Foreign currency translation adjustments						1	134	135

Balances, February 28, 2006		88,899,675	1,813	37,457	4,613	(43,070)	(82)	731

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD

(a Company in the development stage)

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Years ended February 28, 2006, February 28, 2005 and February 29, 2004

(amounts in thousands of US dollars)

	2006	2005	2004
	$	$	$

Cash flows from operating activities
Net deficit	(1,858)	(1,668)	(2,244)
Adjustments for:
Profit on disposal of investment	0	(22)	(316)
Depreciation and amortization	98	128	94
Interest expense	0	371	521
Equity in earnings of affiliates	0	0	0
Operating loss before working capital changes	(1,760)	(1,191)	(1,945)

Changes in working capital :
Decrease in receivables, prepaid expenses and current assets	38	(24)	(55)
(Decrease) in accounts payable, accrued expenses and provisions	(503)	(123)	285
Adjustment in Convertible Debentures	693	0	0

Net cash used in operating activities	(1,532)	(1,338)	(1,715)

Cash flows from investing activities
Acquisition of property, plant and equipment	(184)	(291)	(372)
Acquisition / disposal of patents	(72)	33	91

Net cash used in investing activities	(256)	(258)	(281)

Cash flows from financing activities
Proceeds from other loans	(109)	(99)	199
Proceeds from sale and leaseback	(208)	(113)	749
Proceeds from credit facility	1,637	2,317	1,986
Payment of credit facility	(1,662)	(127)	(837)
Proceeds from private placement	2,902	0	0

Net cash provided by financing activities	2,560	1,978	2,097

Effect of exchange rate changes on cash	134	(36)	(119)

Net increase / (decrease) in cash and cash equivalents	906	346	(18)
Cash and cash equivalents, beginning of year	407	61	79

Cash and cash equivalents, end of year	$1,313	$407	$61

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2006

(amounts in thousands of US dollars, except share data)

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

The Company has been in the development stage since 2000 and revenue from the principal activity commenced for trial purposes in the year ended February 29, 2004.

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

The Company is now well into the commercialization stage and has a growing portfolio of defined products for which samples are being produced and sold. Up to February 28, 2006, cumulative losses were $42,978 and current assets exceed current liabilities by $623.

Management believes that given the cash on hand of $1,313 together with the credit facility of $2,500, of which $2,287 is un-utilised at the balance sheet date, and the continuing control of expenses, the Company has sufficient working capital to meet its obligations up to the next 12 months following the date of the approval of these financial statements. Management have received assurances from the provider of this credit facility that it will continue to keep this credit facility available for this period although such assurances are not legally binding. However, if the Company were to commence the development for commercial production, this credit facility would be insufficient and further funding would be required.

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2006

(amounts in thousands of US dollars, except share data)

The credit facility agreement with Epsom Investment Services N.V. to provide up to $5,000 (see Note 6) was re-negotiated during February 2003 whereby the maximum amount of draw down was reduced to $2,500 with a reduction in interest charged to 7.5% per annum. During February 2005 this facility was extended to August 30, 2006. In February 2005, Epsom Investment Services N.V. agreed to convert a further $1,400 of the balance due on the credit facility agreement into common stock of the Company on the basis of one share for each $0.20 of note. This conversion resulted in the issue of 7,000,000 common shares. As at February 28, 2006, $213 of this facility had been drawn down.

During February 2004, the Company’s 6% convertible debentures with a value of $4,402 and €188 were re-negotiated by their retirement against the issue of new 5% debentures with a value of $4,642 to December 31, 2007. All other terms of the convertible debentures remain unchanged from the original debenture notes.

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

2.2 Basis of presentation

The consolidated financial statements are prepared under the historical cost convention and they are also presented in accordance with International Financial Reporting Standards (“IFRS”). A reconciliation of net loss and shareholders’ deficiency between IFRS and the accounting principles generally accepted in the United States (US GAAP) is included in Note 15. Certain disclosure differences between IFRS and US GAAP are included in Note 15.

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

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2006

(amounts in thousands of US dollars, except share data)

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

During the year ended February 28, 2006, included in operating loss were foreign exchange gain of $33, (2005: gain of $89; 2004: exchange loss $76).

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

2.8 Intangible Assets

Expenditure on acquired intangible assets is capitalised and amortised over their useful lives on a straight line basis. Legal expenditure for the protection of technology developed by the Company is recognised as an expense in the statement of operations, as incurred, except when additional future economic benefits can be attributed to such protection at closing date. The intangible assets are not amortised because the Company is not yet utilizing them on a commercial level. Amortisation will begin upon the commencement of commercial production.

2.9 Research and development

Research and development costs are expensed as incurred, except for Project Development costs which are deferred as intangible assets as the Company can demonstrate all of the following:

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2006

(amounts in thousands of US dollars, except share data)

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

Deferred Project Development costs of $158 are recorded at cost, which include:

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

For the purpose of calculating diluted earnings per share, the net loss attributable to ordinary shareholders and the weighted average number of shares outstanding is adjusted for the effects of all dilutive potential ordinary shares. The effects of anti-dilutive potential ordinary shares are ignored in calculating diluted earnings per share. Potential ordinary shares are anti-dilutive when their conversion to ordinary shares would decrease loss per share from continuing operations. 2,050,000 options and 4,500,000 warrants have been excluded from the Earnings per Share calculation.

2.11 Fair value of financial instruments

Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to their short maturities, based on borrowing rates currently available to the Company. This

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2006

(amounts in thousands of US dollars, except share data)

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

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2006

(amounts in thousands of US dollars, except share data)

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

Grants for the acquisition of assets and development activities that are capitalised are set off against the cost price of the assets for which grants are awarded. During the year ended February 28, 2006, CalciTech Deutschland GmbH, a 100% owned subsidiary company, was awarded grants of €32, NIL during the year ended February 28, 2005 and €80 for the fiscal year ended February 29, 2004.

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

2.18 Revenue recognition

The Company has no large-scale commercial SCC plants, and since 2004 has received revenues from the sale of SCC samples only. Revenue is measured at the fair value of the consideration

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2006

(amounts in thousands of US dollars, except share data)

received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts, VAT and other sales related taxes.

Interest is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

The allowance for doubtful accounts reflects management’s best estimate of probable losses inherent in the accounts receivable balance. Management determines the allowance based on known troubled accounts, historical experience, and other currently available evidence. The Company writes off accounts receivable when they become uncollectible. The Company currently has no allowance for doubtful accounts.

2.19 Borrowing costs

All borrowing costs are recognized in the consolidated statement of operations in the period in which they are incurred.

2.20 Inventories

Inventories are stated at the lower of cost and net realisable value.

3. RECEIVABLES, PREPAID EXPENSES AND OTHER CURRENT ASSETS

Receivables, prepaid expenses and other current assets consist of the following:

	2006	2005
	$	$
Investment allowances	0	0
Accounts receivable	134	74
Other debtors	23	45
VAT receivable	4	26
Deposits	24	53
Prepaid expenses	50	70
Total	$235	$268

The Company’s German subsidiary is eligible to unconditional investment allowances, which were recognised in accordance with the policies described in Note 2.16.

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2006

(amounts in thousands of US dollars, except share data)

	Leasehold Improvements	Computer Equipment	Building, Plant & Equipment	Office Furniture & Equipment	Total
	$	$	$	$	$

Net Amount at 1 Mar 2005	0	0	668	3	671
Additions	0	0	60	24	84
Disposals	0	0	0	0	0
Depreciation during year	0	0	(89)	(9)	(98)
Foreign Currency Adjustments	0	0	(57)	0	(57)

Balance at 28 Feb 2006	$0	0	582	18	600

Gross Amount	17	7	862	81	967
Accumulated Depreciation	(17)	(7)	(280)	(63)	(367)

Balance at 28 Feb 2006	$0	0	582	18	600

Depreciation expense totaled $98, $127 and $94 for the years ended February 28, 2006, February 28, 2005 and February 29, 2004, respectively.

During the year ended February 29, 2004, the Company disposed of its small scale plant and leased it back for an annual rental of €120 ($150) for a period of five years at the end of which the Company retains the right to re-acquire the plant. The amount capitalised in respect of this plant is $737 of which depreciation of $75 was recognised in the year (2005: $101).

On December 31, 2003 the Company obtained a small-scale production plant costing $495 under a capital lease expiring on December 31, 2008. The assets and liabilities under capital leases are recorded at the lower of present values of the minimum lease payments or the fair values of the assets. The assets are included in property and equipment and are depreciated over their estimated useful lives.

As of February 28, 2006, minimum future lease payments under capital leases are:

Year ending February 28, 2007	$140
Year ending February 28, 2008	$140
Year ending February 28, 2009	$140
Total minimum lease payments	$420
Less: amounts representing interest	$ 46
Net minimum lease payments	$374

5. INTANGIBLE ASSETS

Intangible Assets can be summarised as following:

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2006

(amounts in thousands of US dollars, except share data)

	2006	2005	2004
	$	$	$

Net amount at beginning of the year	124	91	43
Additions	230	39	48
Amortised during the year	0	0	0
Disposals	0	(6)	0
Balance at the end of the year	$354	$124	$91

Gross amount	3,555	3,325	3,292
Accumulated amortisation	(3,201)	(3,201)	(3,201)

Balance at the end of the year	$354	$124	$91

Amortisation expense amounted to $NIL, $NIL, $NIL, for the years ended February 28, 2006, February 28, 2005 and February 29, 2004, respectively. When full-scale production plants are producing revenues, patents will be amortised on a straight line basis over the life of the patent.

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

In February 2001, the Company re-negotiated a further extension of the existing credit facility agreement for a term to March 4, 2002 at an annual interest rate of 7.75%. A further extension was negotiated extending the facility to March 5, 2003 with the same rate of interest. On February 28, 2003, this credit facility agreement was re-negotiated with Epsom whereby the maximum amount of draw down was reduced to $2,500 with a reduction in interest charged to 7.5% per annum. During February 2006, this facility was extended to August 30, 2007.

The balance due on the credit facility agreement can be converted in part or in whole into shares of common stock at any time at the option of the holder. The conversion price is equal to 80% of the trading price per share of common stock on the date such note was made or additional advances were made. The facility is collateralised by the shares of CalciTech Synthetic Minerals Ltd, (a 100% subsidiary company, incorporated in Bermuda).

The credit facility is presented as follows:

	2006	2005	2004
	$	$	$

Face value of note issued during the year	1,637	2,317	1,986
Less equity conversion component	0	0	0

	1,637	2,317	1,986

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2006

(amounts in thousands of US dollars, except share data)

Interest expense	56	92	180
Conversion of note into common shares	0	(1,400)	(2,010)
Payments made during the year	(1,717)	(1,136)	(993)

	(24)	(127)	(837)

Non-current liability component at March 1, 2005	238	365	1,202

Non-current liability component at February 28, 2006	$214	$238	$365

25% current liability thereof as Interest Expense	$53	$59	$91

Effective interest rate at year end	7.5%	7.5%	7.8%

The caption “Payments made during the year” includes the effect of direct offset to the credit facility of various transactions in the total amount of $1,717 as further described in Note 18.

The carrying amount of the credit facility approximates its fair value.

7. OTHER LOANS

Other loans are as follows:

	2006	2005	2004
	$	$	$

Other loans	100	100	199
Finance lease loan	426	636	749

Total loans	$526	$736	$948

Falling due split:
Amounts due within one year
Other loans	100	0	100
Finance lease	142	159	150

Total amounts due within one year	242	159	250

Amounts due after one year
Other loans	0	100	99
Finance lease 1 -2 years	142	159	150
Finance lease 2 -5 years	142	318	449

Balance at the end of the year	$526	$736	$948

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2006

(amounts in thousands of US dollars, except share data)

Included in other loans above is $427, which is secured upon the assets to which it relates. See note 4 for further details of the sale and leaseback.

Average interest rate on the other loans is 6.50% pa.

8. SHAREHOLDERS' EQUITY (DEFICIT)

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

During February 2003, the Company’s 8% and 7.5% convertible debentures with a principal amount of $3,390 and €663 were re-negotiated by their retirement against the issue of new 6% debentures of $297 to February 15, 2004, €188 to February 15, 2004 and $3,805 to February 15, 2005. The notes totaling $300 issued in April 2002 were not re-negotiated. The reissued convertible debentures did not carry any right to warrants for the investors. All other terms of

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2006

(amounts in thousands of US dollars, except share data)

the convertible debentures remained unchanged. This modification represented a settlement, and the difference between the fair value of the liability element in the new convertible debentures, assuming an effective interest rate of 12%, and the carrying amount of the original ones was accounted for as an expense of $127, which was posted to interest expense in the statement of operations.

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

“Conversion Date means the day, notified by the Company on at least sixty (60) days notice, on which an application by way of an equivalent to an Initial Public Offering to a reputable senior European or North American Stock Exchange or by December 31, 2007, whichever maybe the earlier.”

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

In total, 100% of the convertible debenture holders have accepted this proposal.

The Company has the right but not the obligation, to convert any or all of the amounts of principal and any unpaid interest, into shares of common stock. The conversion price shall be the greater of (i) 75% of the average closing offer price of a share of the Company’s common stock for the 10 days immediately prior to conversion and (ii) the price per share as of the closing date.

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2006

(amounts in thousands of US dollars, except share data)

The equity element can be summarised as follows:

	2006	2005	2004
	$	$	$

Principal amount of debentures at issuance	4,642	4,642	4,642
Less present value of future interest payments at issuance	(545)	(545)	(545)
Less finders' fee	(177)	(177)	(177)
Adjustment for non-current portion	693	0	0

	$4,613	$3,920	$3,920

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

The conversion rights were withdrawn by Epsom with effect from February 27, 2006 on August 15, 2006. Accordingly, although the derivative effect of such an arrangement requires charging the consolidated statement of operations under International Accounting Standard 39, the cancelling of the conversion subsequently would give rise to a reversal and is therefore considered misleading. The effect however is disclosed under Note 15.

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2006

(amounts in thousands of US dollars, except share data)

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

During January 2006, 9 million warrants were exercised at a price of $0.35 raising $3,150,000.

8.4 Stock option plan

Under the provision of the Company’s share option plan, a maximum total of 10% of issued shares may be granted to directors, officers and employees of the Company in the form of stock options. The options generally expire five years from the date of the grant. All stock options granted are not subject to vesting requirements. Stock option activity was as follows:

	Number of Shares	Exercise price per share

Balance at February 28, 1999	2,185,000	Cdn $0.80 to 1.50

Options lapsed	(1,175,000)	Cdn $0.29 to 1.50
Options granted	500,000	Cdn $0.30

Balance at February 29, 2000	1,510,000	Cdn $0.29 to 0.30

Options lapsed	(350,000)	Cdn $0.29
Options granted	0

Balance at February 28, 2001	1,160,000	Cdn $0.29 to 0.30

Options lapsed	0
Options granted	0

Balance at February 28, 2002	1,160,000	Cdn $0.29 to 0.30

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2006

(amounts in thousands of US dollars, except share data)

Options exercised	(620,000)	Cdn $0.29
Options lapsed	(40,000)	Cdn $0.29
Options granted	0

Balance at February 28, 2003	500,000	Cdn $0.30

Options exercised	0
Options lapsed	0
Options granted	1,350,000	Cdn $0.33 to 0.45

Balance at February 29, 2004	1,850,000	Cdn $0.30 to 0.45

Options exercised	0
Options lapsed	(250,000)	Cdn $0.30
Options granted	450,000	$ 0.24

Balance at February 28, 2005	2,050,000	Cdn $0.30 to 0.45

Options exercised	0
Options lapsed	0
Options granted	250,000	$ 0.24

Balance at February 28, 2006	2,300,000	Cdn $0.30 to 0.45

All options that were outstanding as at December 8, 1999, originally priced at Cdn $0.80 to 1.50 have had their exercise price amended to Cdn $0.29.

The following table summarises information with respect to stock options as of February 28, 2006:

Exercise Price	Weighted-average Number of options outstanding	Number of options exercisable	Weighted average remaining contractual life (years)

Cdn $0.30	250,000	250,000	3.99
Cdn $0.33	850,000	850,000	2.78
Cdn $0.45	500,000	500,000	2.99
$0.24	450,000	450,000	3.99
$0.23	250,000	250,000	4.10
Total	2,300,000	2,300,000

9. PROFIT ON DISPOSAL OF INVESTMENTS

a)            Bubbletube – the Company decided during the year ended February 28, 2005 that the Bubbletube technology had no value in relation to its Synthetic Calcium Carbonate technology, nor as a stand alone product for development warranting further investment and decided to cease

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2006

(amounts in thousands of US dollars, except share data)

spending technology development funds on the initiative. In December of 2004, the Company assigned the patents relating to the intellectual property rights for CHF 35 ($28) , the amount of the direct costs, to TechPowder SA of Lausanne, Switzerland, a spin off of the original consortium. The Company was carrying $6 in Intangible Assets – Patents relating to the Bubbletube technology.

$
Sale of patent rights	28
Less: carrying value of patents	(6)
Profit on sale of patent rights	22

b)           The investment in CalciTech Group Services SA, (a 100% subsidiary company, incorporated in Switzerland) by its parent company, CalciTech Synthetic Minerals Ltd., was by way of transferring fixed assets to the Swiss company. These fixed assets had previously been fully depreciated but were revalued by an independent Swiss company at CHF 100 ($86).

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

The results of CalciTech Group Services SARL for the period to February 27, 2004, the date of disposal, which have been included in the consolidated statement of operations, were as follows:

	2004	2003
	$	$

Revenue	402	492
Operating costs	(374)	(398)

Profit before tax	28	94
Income tax expense	(14)	(17)

Profit on ordinary activities after tax	$14	77

The revenue generated by CalciTech Group Services SARL, as shown above, originated from inter-company transactions and has been eliminated accordingly upon consolidation.

The net liabilities of CalciTech Group Services SARL at the date of disposal were:

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2006

(amounts in thousands of US dollars, except share data)

	2004	2003
	$	$

Property improvements	4	5
Other fixed assets	0	25
Deposits	7	7
TVA refund receivable	16	30
Trade debtors	27	0
Other debtors	352	205
Prepayments	7	4
Cash at bank	0	(8)
Trade creditors	(105)	(111)
Other creditors	(10)	0
Accruals	(195)	(66)
Income tax liability	(419)	0

Total	$(316)	$91

Gain on disposal	316

Total consideration	$0

10. INCOME TAXES

Under the current Bermuda law, the Company is not required to pay any income taxes in Bermuda. The Company has received an undertaking from the Minister of Finance of Bermuda that in the event of any such taxes being imposed, the Company will be exempted from such taxation until March 28, 2016.

Loss before income taxes and minority interest consists of the following:

	2006	2005	2004
	$	$	$

Bermuda	(1,093)	(1,280)	(1,513)
Rest of world	(765)	(388)	(717)

Total	$(1,858)	$(1,668)	$(2,230)

There are no significant deferred taxes reflecting the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

There are no significant operating loss carry-forwards, which would have an impact on income tax as of February 28, 2006.

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2006

(amounts in thousands of US dollars, except share data)

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

12. RELATED PARTY TRANSACTIONS

The amount paid to shareholders, directors and officers of the Company and their related companies for consulting and other services totalled $327, $492, and $132 for the years ended February 28, 2006, February 28, 2005 and February 29, 2004, respectively.

In the financial year ended February 28, 2006, this amount included $275 paid to EuroHelvetia TrustCo S.A. ($247 in the year ended February 28, 2005), who were contracted by CalciTech to act as the Company’s exclusive financial advisors. EuroHelvetia charge their fees for work related to advice on private placements, fund raising and project finance. Roger A. Leopard, Chief Executive Officer and President of the Company, is also a director of EuroHelvetia TrustCo S.A.. EuroHelvetia also provide administration of Epsom Investment Services N.V..

Roger A. Leopard charged $NIL ($NIL in the year ended February 28, 2005) to CalciTech Group Services SARL in providing strategic and industrial counseling services.

See Note 9 to the financial statements, in respect of the sale of CalciTech Group Services SARL to Roger Leopard.

13. FINANCIAL INFORMATION BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA

The Company operates in one business segment. The following table presents information by geographical area:

	2006	2005	2004
Revenues
Bermuda	0	0	0
Rest of world	60	75	51
Total	$60	$75	$51

Operating loss
Bermuda	(691)	(931)	(1,308)
Rest of world	(746)	(387)	(717)
Total	$(1,437)	$(1,318)	$(2,025)

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2006

(amounts in thousands of US dollars, except share data)

Identifiable assets
Bermuda	1,503	24	91
Rest of world	1,005	1,544	945
Total	$2,508	$1,568	$1,036

14.	ANALYSIS OF MAJOR EXPENDITURES INCLUDED IN GENERAL AND ADMINISTRATIVE EXPENSES

The following is a breakdown of the major expenditures included in General and Administrative Expenses:

	2006	2005
	$	$

Employee costs	175	165
Accounting	282	142
Professional fees	119	83
Investor relations	100	118
Rent, rates & charges	63	108
Travel	156	169
Administrative fees & expenses	(8)	120
Depreciation	56	(13)

15.	DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

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

In 2006, it was determined that certain derivative accounting disclosures for US GAAP for the years ended February 28, 2005 and February 29, 2004, were not included and have been adjusted accordingly.

The principal differences between IFRS and US GAAP are presented below together with explanations of certain adjustments that affect consolidated net income and total shareholders' equity:

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2006

(amounts in thousands of US dollars, except share data)

	2006	2005	2004	Cumulative total since inception restated (unaudited)
	$	$	$	$

Net loss in accordance with IFRS	(1,858)	(1,668)	(2,244)	(41,578)
Interest on convertible debentures	0	0	(280)	(895)
Beneficial conversion feature on credit facility	(409)	(579)	(404)	(3,994)
Share options accounting	(103)	(67)	0	(384)
Change in fair value of derivative financial instruments	(1,907)	1,517	124	-
Net loss in accordance with US GAAP	(4,277)	(797)	(2,804)	(46,851)

Basic net loss per share under US GAAP	(0.05)	(0.01)	(0.04)
Diluted net loss per share under US GAAP	(0.05)	(0.01)	(0.04)

Shareholders'equity (deficiency) under IFRS	731	(1,141)	(2,571)
Convertible debentures	(4,613)	(4,143)	(4,501)
Shareholders’equity (deficiency) adjustment for
Opening balance for derivative financial instruments	(742)	(983)	(1,355)

Change in fair value of derivative financial instruments	(1,907)	1,517	124

To record derivative liability upon grant of 13.5 million
Warrants in connection with private placement	0	(1,560)	0

To remove derivative liability upon exercise of
9 million warrants	2,611	0	0

Reclass of derivative liability to share premium,
Holders’ option and contributed surplus for
Repayments of credit facility	429	284	248

Shareholders' equity (deficiency) under US GAAP	$(3,491)	$(6,026)	$(8,055)

Under US GAAP, the convertible debentures are treated as non-current obligations. This results in a change to the shareholder’ deficiency as seen below:

	Note	Common stock		Share premium, holders' option outstanding and contributed surplus	Convertible debentures	Accumulated deficit	Cumulative currency translation adjustments	Total consolidated shareholders' deficiency
		Shares
Balances, February 28, 2003		53,889,165	1,784	29,449	(618)	(37,301)	(70)	(6,756)

Shareholders' equity (deficiency) adjustment for 2004
Opening balance for derivative fina^ncial instruments			0	565	0	(1,920)	0	(1,355)
Net loss			0	0	0	(2,244)	0	(2,244)
Change in fair value of derivative financial instruments			0	0	0	124	0	124
Re-class of derivative liability to share premium,

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2006

(amounts in thousands of US dollars, except share data)

holders' option and contributed surplus for
repayments of credit facility			0	248	0	0	0	248
Issuance of common stock upon conversion
of credit facility	8.2	10,010,510	8	1,992	0	0	0	2,000
Issuance of convertible debentures	8.1		0	0	356	0	0	356
Foreign currency translation adjustments			0	0	0	0	(109)	(109)
Convertible Debentures (US GAAP Adjustment)			0	0	(319)	0	0	(319)

Balances, February 29, 2004		63,899,675	1,792	32,254	(581)	(41,341)	(179)	(8,055)

Net loss						(1,668)		(1,668)
Change in fair value of derivative financial instruments			0	0	0	1,517	0	1,517
To record derivative liability upon grant of 13.5 million
warrants in connection with private placement			0	(1,560)	0	0	0	(1,560)
Re-class of derivative liability to share premium,
holders' option and contributed surplus for
repayments of credit facility			0	284	0	0	0	284
Issuance of common stock on conversion
of credit facility	8.2	7,000,000	6	1,394	0	0	0	1,400
Issuance of common stock in private placement		9,000,000	7	2,086	0	0	0	2,093
Foreign currency translation adjustments			0	(358)	0	0	(37)	(395)
Convertible Debentures (US GAAP Adjustment)			0	0	358	0	0	358

Balances, February 28, 2005		79,899,675	1,805	34,100	(223)	(41,492)	(216)	(6,026)

Net loss						(1,858)		(1,858)
Change in fair value of derivative financial instruments			0	0	0	(1,907)	0	(1,907)
Ro remove derivative liability aaupon exercise of
9 million warrants			0	2,611	0	0	0	2,611
Re-class of derivative liability to share premium,
holders' option and contributed surplus for
repayments of credit facility			0	429	0	0	0	429
Issuance of common stock on conversion
of credit facility			0	0	0	0	0	0
Issuance of common stock in private placement		9,000,000	8	3,111	0	0	0	3,119
Foreign currency translation adjustments			0	0	0	1	134	135
Debentures: adjustment for non-current portion			0	(217)	693	0	0	476
Convertible Debentures (US GAAP Adjustment)			0	0	(470)	0	0	(470)

Balances, February 28, 2006		88,899,675	1,813	40,034	0	(45,256)	(82)	(3,491)

Differences in non-current liabilities are described below:

	2006	2005	2004
	$	$	$

Total non-current liabilities: IFRS	846	1,577	1,443
Convertible debentures	4,613	3,920	3,920

Total non-current liabilities: US GAAP	$5,459	$5,497	$5,363

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2006

(amounts in thousands of US dollars, except share data)

The Company's share option plan is treated as a compensatory plan under US GAAP. For the purpose of this reconciliation, the Company has adopted Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its share options which were granted to employees and non-employee directors elected by shareholders.

Under ARB 25, compensation expense is recognised when exercise prices are below the fair market value of the underlying shares. The repricing of options on December 8, 1999 required the Company to follow variable plan accounting, under which compensation cost is remeasured each period. Due to the rise in market value, a compensation expense of $214 was recorded for the first time in the financial year ended February 28, 2002. This was partly reversed in the financial year ended February 28, 2003, due to the fall in market value. There is no expense under variable plan accounting as the share options that relate to the repricing have either been exercised or have lapsed, as at February 29, 2004.

Under US GAAP, additional disclosures would include, but not necessarily be limited to the following:

Consideration received for shares of stock, warrants, rights and other equity securities

	Number	Value
		$

As at February 28, 1987	8,167,825	$10,560
Performance shares for patent rights	10,000,000	-
Issue of shares for cash	766,667	838

As at February 29, 1988	18,934,492	$11,398
Issue of shares for cash	250,000	359

As at February 28, 1989 and 1990	19,184,492	$11,757
Issue of shares for cash	1,000,000	602

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2006

(amounts in thousands of US dollars, except share data)

As at February 28, 1991	20,184,492	$12,359
Issue of shares for cash	600,000	394
Exercise of stock options	23,000	15
Issue of shares for debt	413,171	271
Reduction of paid up capital	-	(12,169)

As at February 29, 1992	21,220,663	$870
Exercise of stock options	207,000	140
Exercise of warrants	70,000	56
Performance shares cancelled	(10,000,000)	-

As at February 28, 1993	11,497,663	$1,066
Exercise of warrants	530,000	483
Exercise of stock options	11,000	18
Acquisition of Kemgas Corporation Inc.	5,187,495	109

As at February 28, 1994	17,226,158	$1,676
Exercise of stock options	75,000	82
Exercise of stock options	75,000	-

As at February 28, 1995	17,376,158	$1,758
Exercise of stock options	200,000	-
Acquisition of 50.1% Kemgas Corporation Inc.	5,187,505	4

As at February 29, 1996	22,763,663	$1,762
Exercise of Kemgas Corporation Inc. stock options	375,000	-

As at February 28, 1997	23,138,663	$1,762
Issue of shares on conversion of credit facility	3,800,000	4

As at February 28, 1998	26,938,663	$1,766
Issue of shares on conversion of credit facility	2,978,723	2

As at February 28, 1999	29,917,386	$1,768
Issue of shares for cash	2,429,150	2
Conversion of convertible debentures	7,202,643	5
Exercise of Kemgas Corporation Inc. stock options	175,000	-

As at February 29, 2000	39,724,179	$1,775
Issue of shares on conversion of credit facility	4,000,000	3

As at February 28, 2002 and February 28, 2001	43,724,179	$1,778
Issue of shares on conversion of credit facility	3,955,695	3
Issue of shares for cash	4,933,091	3
Exercise of warrants	656,200	-
Exercise of stock options	620,000	-

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2006

(amounts in thousands of US dollars, except share data)

As at February 28, 2003	53,889,165	$1,784
Issue of shares on conversion of facility	10,010,510	8

As at February 29, 2004	63,899,675	$1,792

Issue of shares in private placement	9,000,000	7
Issue of shares on conversion of facility	7,000,000	6

As at February 28, 2005	79,899,675	$1,805

Exercise of warrants	9,000,000	8

As at February 28, 2006	88,899,675	$1,813

	Options Outstanding	Option price per share
		Cdn.

Balance, February 28, 1990	1,850,000	0
Options granted	490,000	1
Options cancelled	(1,925,000)	0.45 to 0.90

Balance, February 28, 1991	415,000	1
Options granted	100,000	1
Options granted	25,000	1
Options granted	20,000	2
Options exercised	(23,000)	1
Options cancelled	(40,000)	1

Balance, February 29, 1992	497,000	0.90 to 1.50
Options exercised	(207,000)	0.90 to 1.50
Options cancelled	(115,000)	0.90 to 1.50
Options granted	75,000	2

Balance, February 28, 1993	250,000	0.90 to 1.50
Options granted	131,000	2
Options exercised	(11,000)	2
Options cancelled	(100,000)	2

Balance, February 28, 1994	270,000	0.90 to 2.25
Options granted	200,000	2
Options exercised	(75,000)	2
Options exercised	(75,000)	1

Balance, February 28, 1995	320,000	2.25 to 2.28
Options exercised	(200,000)	2

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2006

(amounts in thousands of US dollars, except share data)

Balance, February 29, 1996	120,000	2
Options lapsed	(10,000)	2
Options granted	750,000	2
Options granted	425,000	US$ 2.50

Balance, February 28, 1997	1,285,000	2.25 to 2.45 & 2.50
Options lapsed	(1,175,000)	2.45 & 2.50
Options granted	1,925,000	2

Balance, February 28, 1998	2,035,000	1.50 to 2.25
Options lapsed	(600,000)	1.50 to 2.25
Options granted	750,000	0.80 to 1.50

Balance, February 28, 1999	2,185,000	0.80 to 1.50
Options lapsed	(1,175,000)	0.29 to 1.50
Options granted	500,000	0

Balance, February 29, 2000	1,510,000	0.29 to 0.30
Options lapsed	(350,000)	0

Balance, February 28, 2002 and February 28, 2001	1,160,000	0.29 to 0.30

Options exercised	(620,000)	0
Options lapsed	(40,000)	0

Balances, February 28, 2003	500,000	0.29 to 0.30

Options granted	1,350,000	0.33 to 0.45

Balances, February 29, 2004	1,850,000	0.29 to 0.45

Options lapsed	(250,000)	0
Options granted	450,000	$ 0.24

Balances, February 28, 2005	2,050,000	0.24 to 0.45

Options lapsed	0
Options granted	250,000	$ 0.23

Balances, February 28, 2006	2,300,000	0.23 to 0.45

On January 21, 2006, 9,000,000 warrants were exercised by shareholders at $ 0.35.

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2006

(amounts in thousands of US dollars, except share data)

	Number of Warrants outstanding	Exercise price per share
		Cdn

Balance at February 29, 2000	0

Warrants granted re: debentures	315,000	Cdn$ 0.33 to 0.44
Warrants exercised	0

Balance at February 28, 2001	315,000	Cdn$ 0.33 to 0.44

Warrants granted re: debentures	525,000	Cdn $ 0.46 to 0.51
Warrants exercised	0

Balance at February 28, 2002	840,000	Cdn $0.33 to 0.51

Warrants granted re: private place	4,933,091	Cdn $ 0.66
Warrants granted re: debenture	63,000	Cdn $ 0.80 to 0.90
Warrants exercised	(656,200)	Cdn $ 0.33 to 0.46
Warrants lapsed	(183,800)	Cdn $ 0.33 to 0.46

Balance at February 28, 2003	4,996,091	Cdn $0.33 to 0.90

Warrants lapsed	(4,996,091)	Cdn $0.33 to 0.90

Balance at February 29, 2004	0

Warrants granted re: private placement	13,500,000	$ 0.35 to 0.50

Balance at February 28, 2005	13,500,000	Cdn$ 0.33 to 0.44

Warrants exercised	(9,000,000)	$ 0.35

Balance at February 28, 2006	4,500,000	$ 0.50

Accounting for Derivatives

Statement of Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities,” (“SFAS 133”) requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. The Company has several derivative instruments that are potentially settled in the Company’s own stock: the credit facility agreement, the convertible debentures and common stock warrants (discussed in detail below). Changes in the fair value of these derivatives, which were issued as part of financing

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2006

(amounts in thousands of US dollars, except share data)

transactions and are not hedges, are recognized in the statement of operations for US GAAP purposes.

a) Credit Facility Agreement

As discussed in Notes 6 and 8.2, the terms of the credit facility include a conversion feature that permits the holder of the debt to convert the debt into common stock of the Company at a conversion price that is 80% of the trading price per share of common stock at the time of conversion. Since the conversion feature does not contain an explicit limit on the number of shares to be delivered in a share settlement (an indeterminate number of shares), in accordance with Emerging Issues Task Force Issue No. 00-19, “Accounting for Derivative Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” (“EITF 00-19”) the conversion feature is not considered equity, and is within the scope of SFAS 133. Accordingly, the conversion option has been accounted for as a derivative liability for US GAAP purposes. The derivative liability was classified on the Company’s balance sheet as a liability measured at fair value based upon the discount rate (20% discount to market) inherent in the conversion terms. As of February 28, 2006 and 2005, the derivative liability for the credit facility was approximately $55 and $60, respectively.

As stated in Note 8.2 above, the conversion rights were withdrawn by Epsom Investment Services with effect from February 27, 2006 on August 15, 2006. Accordingly, although the derivative effect of such an arrangement requires charging the consolidated statement of operations under International Accounting Standard 39, the cancelling of the conversion subsequently would give rise to a reversal and is therefore considered misleading.

b) Convertible Debentures

As discussed in Note 8.1, through July 2004 the convertible debentures were convertible into common stock of the Company at a conversion price that was 75% of the trading price per share of common stock at the time of conversion. Since the conversion feature did not contain an explicit limit on the number of shares to be delivered in a share settlement, in accordance with EITF 00-19 the conversion feature was not considered equity, and was within the scope of SFAS 133. The conversion option has been accounted for as a derivative for US GAAP purposes. In subsequent periods, although the conversion price became fixed at $1.75, as a result of the credit facility being convertible into an indeterminate number of shares, EITF 00-19 requires that the convertible debenture continue to be accounted for as a derivative liability. This derivative liability was classified on the Company’s balance sheet as a liability measured at fair value utilizing the Black-Scholes pricing model. As of February 28, 2006 and 2005, the derivative liability for the convertible debentures was approximately $324 and $242, respectively. For the years ended February 28, 2006 and 2005, the change in the fair value for these derivative financial instruments recorded in the Company’s statements of operations was approximately $82 and $1.6 million, respectively. For the year ended Febuary 29, 2004, there was no change in the fair value for these derivative financial instruments.

Assumptions utilized in the Black-Scholes pricing model were as follows:

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2006

(amounts in thousands of US dollars, except share data)

               Assumptions

Stock price	$.24-$.37
Exercise price	$1.75
Term	1.83-2.83 years
Volatility	115%-122%
Discount Rate	3.5%-5.5%

c) Warrants

As a result of the credit facility being convertible into an indeterminate number of shares, EITF 00-19 requires the warrants to also be accounted for as a derivative liability. As of February 28, 2006 and 2005 the Company had 4,500,000 and 13,500,000 warrants outstanding, respectively, that were granted in connection with a private placement. In accordance with EITF 00-19, the Company has classified the warrants as a liability on its balance sheet measured at fair value using the Black-Scholes option pricing model. As of February 28, 2006 and 2005, the derivative liability associated with the warrants was approximately $1.6 million and $811, respectively. For the years ended February 28, 2006 and 2005, the change in the fair value for these derivative financial instruments recorded in the Company’s statements of operations was approximately $1.8 million and $36, respectively. For the year ended Febuary 29, 2004, the change in the fair value for these derivative financial instruments was approximately $124.

Assumptions utilized in the Black-Scholes pricing model were as follows:

Assumptions
Stock price	$.24-$.37
Exercise price	$.35-$.50
Term	1-2 years
Volatility	115%-122%
Discount Rate	3.5%-5.5%

Development Stage Entity

The Company is still in the development stage and under US GAAP falls under the provisions of FAS No. 7 Accounting and reporting by development stage enterprises.

The cumulative amounts are stated in accordance with US GAAP, Comprehensive Income, which in accordance with SFAS No 130, “Reporting Comprehensive Income”, the Company is required to report Comprehensive Income in addition to net income from operations. Comprehensive Income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income.

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2006

(amounts in thousands of US dollars, except share data)

Statement of Income	Notes	2006 Cumulative totals since inception (unaudited)

		$

Revenues		2,913
Cost of revenues		(2,109)

Gross margin		804

Research and development expenses		9,709
General and administrative expenses		17,311
Product development		485
Project development		238
Settlement of legal dispute	11	400
Write-down of goodwill		10,649
Other expenses		184

Operating loss		(38,172)

Profit on disposal of investment		338
Interest expense, net		(4,898)

Loss before income taxes and minority interest		(42,732)

Provision for income taxes	11	(389)

Loss from ordinary activities		(43,121)

Minority interest		51

Net deficit		$(43,070)

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2006

(amounts in thousands of US dollars, except share data)

Statement of Cash Flows	2006 Cumulative totals since inception restated (unaudited)
$

Cash flows from operating activities: net deficit	(42,774)

Profit on disposal of investment	(338)
Depreciation and amortization	5,150
Write-down of property, plant and equipment	2,033
Write-down of inventory	459
Write-down of goodwill	10,649
Interest expense	4,479
Equity in earnings of affiliates	86
Operating loss before working capital changes	(20,256)

Changes in working capital :
Decrease in receivables, prepaid expenses and other current assets	19
Increase in accounts payable and accrued expenses, and provisions used	(10)
Adjustment in Convertible Debentures	693

Cash used in operations	(19,554)

Interest paid to financial institutions	(427)

Net cash used in operating activities	$(19,981)

Cash flows from investing activities
Acquisition of property, plant and equipment	(1,531)
Purchase of KCI net of cash acquired	537

Net cash used in investing activities	$(994)

Cash flows from financing activities
Proceeds from other loans	(217)
Proceeds raised from finance lease	636
Payment of bank loans	(670)
Proceeds from issuance of common stock	8,814
Proceeds from issuance of convertible debentures	2,941
Proceeds from credit facility	16,248
Payment of credit facility	(5,848)
Finders fee	(285)
Increase in bank overdraft	437

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2006

(amounts in thousands of US dollars, except share data)

Cash received from share subscription of partner in Odda	51
Interest paid on convertible debentures	(210)

Net cash provided by financing activities	$21,897

Effect of exchange rate changes on cash	$391

Net increase / (decrease) in cash and cash equivalents	1,313
Cash and cash equivalents, at inception	0

Cash and cash equivalents, end of year	$1,313

New accounting pronouncements under IFRS and US GAAP

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123, “Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes ARB Opinion No. 25, “Accounting for Stock Issued to Employees.” This statement requires that all share-based payments to employees be recognized in the financial statements based on their fair values on the date of grant. The Company currently uses the intrinsic value method to measure compensation expense for stock-based awards. SFAS No. 123R is effective as of the beginning of the first annual reporting period that begins after December 31, 2005 and applies to all awards granted, modified, repurchased or cancelled after the effective date. The Company is evaluating the requirements of SFAS 123R and expects that its adoption will not have a material impact on the Company’s consolidated results of operations and earnings per share.

In November of 2004, the FASB issued SFAS No. 151, “Inventory Costs”, which amends the guidance in ARB No. 43, “Inventory Pricing,” to clarify the accounting of abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company is required to adopt the provisions of SFAS No. 151 in the first quarter of 2007. The Company does not expect SFAS 151 to have a material impact on its consolidated results of operations or financial condition.

In December of 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets – An Amendment of ARB Opinion No. 29” (SFAS 153). SFAS 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS 153 is effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 did not have a material impact on the Company’s consolidated results of operations or financial condition.

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2006

(amounts in thousands of US dollars, except share data)

FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46) was originally issued in January 2003 and was subsequently revised in December 2003. FIN 46 attempts to clarify the application of Accounting Research Bulletin No. 51 “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company does not believe that it has any involvement with variable interest entities that are required to be consolidated under FIN 46.

In June 2005, the FASB issued SFAS No. 154, "Accounting Changes and Errors Corrections, a replacement of APB Opinion No. 20 and FAS No. 3". This statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impractical. APB Opinion No. 20 previously required that most voluntary changes in accounting principle to be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 improves the financial reporting because its requirements enhance the consistency of the financial reporting between periods. During the reporting period, the Company did not have any accounting changes or error corrections.

In September 2005, the FASB ratified the Emerging Issues Task Force's ("EITF") Issue No. 05-7, "Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues," which addresses whether a modification to a conversion option that changes its fair value affects the recognition of interest expense for the associated debt instrument after the modification and whether a borrower should recognize a beneficial conversion feature, not a debt extinguishment if a debt modification increases the intrinsic value of the debt (for example, the modification reduces the conversion price of the debt). This issue is effective for future modifications of debt instruments beginning in the first interim or annual reporting period beginning after December 15, 2005. The Company is currently in the process of evaluating the effect that the adoption of this pronouncement may have on its consolidated financial statements.

In September 2005, the FASB also ratified the EITF's Issue No. 05-8, "Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature," which discusses whether the issuance of convertible debt with a beneficial conversion feature results in a basis difference arising from the intrinsic value of the beneficial conversion feature on the commitment date (which is treated recorded in the shareholder's equity for book purposes, but as a liability for income tax purposes), and, if so, whether that basis difference is a temporary difference under FASB Statement No. 109, "Accounting for Income Taxes." This Issue should be applied by retrospective application pursuant to Statement 154 to all instruments with a beneficial conversion feature accounted for under Issue 00-27 included in financial statements for reporting periods beginning after December 15, 2005. The Company is currently in the process of evaluating the effect that the adoption of this pronouncement may have on its consolidated financial statements.

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2006

(amounts in thousands of US dollars, except share data)

In February 2006, the FASB issued SFAS No. 155 "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140" ("FAS 155"). FAS 155 addresses the following: a) permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133; c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and e) amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company is currently evaluating the requirements of FAS 155, but does not expect that the adoption of this pronouncement will have a material effect on its consolidated financial statements.

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

On February 1, 2003, the Company’s intellectual property interests in its Synthetic Calcium Carbonate (“SCC”) technology were assigned to a new Bermuda organized wholly owned subsidiary, CalciTech Synthetic Minerals Ltd. All group subsidiary companies were transferred to CalciTech Synthetic Minerals Ltd., which now acts as the holding Company and will license within the group rights and use of the technology on a territorial basis.

During the year ended February 28, 2005, the Company acquired CalciTech Group Services SA as its new administrative office.

17. ULTIMATE CONTROLLING PARTY

No individual has an ultimate controlling interest in the Company.

CALCITECH LTD

(a Company in the development stage)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Year ended February 28, 2006

(amounts in thousands of US dollars, except share data)

18. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Non-cash transactions were as follows:

	2006	2005	2004
	$	$	$

Issuance of common stock upon conversion of credit facility	0	1,400	2,000
Conversion of options through credit facility	0	0	10
Exercise of warrants through credit facility	0	0	0
Issuance of common stock upon private placement through credit facility	1,717	1,136	0
Issuance of convertible debentures through credit facility	0	0	0
Interest on convertible debentures paid from credit facility	0	0	0
Interest expense through credit facility	(56)	(92)	(180)

Total	$1,661	$2,444	$1,830

Upon exercise of options in 2004, certain directors paid the exercise price directly to Epsom as an offset to the credit facility. Similarly, in 2004, the exercise price of warrants was paid directly by certain holders as an offset to the credit facility.

19. COMMITMENT

The Company rents its principal management services office under an annually renewable agreement. During the year ending February 28, 2006, the Company paid $14. There are no future obligations for rent over 12 months.

20. NUMBER OF EMPLOYEES (UNAUDITED)

Headcount was 4, 4 and 6 as of February 28, 2006, February 28, 2005 and February 29, 2004, respectively.

21. POST BALANCE SHEET EVENT

There are no material post balance sheet events.

22. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors and authorised for issue on August 21, 2006.

/s/ R.A. Leopard

“R.A. Leopard”

Roger A Leopard

/s/ J.M. Smith

“J.M Smith”

John M Smith