Form 20-F
period 2006-12-31
CALCITECH LTD
filed 2007-05-31
CIK 889431

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED FEBRUARY 28, 2006
OR

☑	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from March 1, 2006 to December 31, 2006
Commission File Number 0-20420
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
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE
The number of outstanding Common Shares as of February 28, 2006 is 88,899,675
Indicate by check mark if the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes       ☑ No
Indicate by check mark if the Company is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☑ Yes       ☐ No
Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑ Yes       ☐ No
Indicate by check mark whether the Company is a large accelerated filer, an accelerated filer or a non-accelerated files.
☐ Large accelerated filer       ☐ Accelerated filer       ☑ Non-accelerated filer
Indicate by check mark which financial statement item the Company has elected to follow. Item 17 ☑       Item 18 ☐
Indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act.
☐ Yes       ☑ No
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
     Calcitech has historically prepared its consolidated financial statements on the basis of a fiscal year beginning on March 1 and ending on the last day of February. On March 7, 2006 the Board of Directors of the Company approved a change of the Company’s fiscal year end from a twelve-month period ending on the last day of February to a ten-month period ending on December 31. The Company is making this change in order to align its fiscal year end with the calendar year. As a requirement of this change, the Company is reporting results for the ten-month period from March 1, 2006 to December 31, 2006 as a separate transition period in this Transition Report filed on Form 20-F. As of January 1, 2007, the Company’s fiscal year will begin on January 1 and end on December 31 and its fiscal quarters will end on the last day of March, June, September and December of each year.
Item 1. Identity of Directors, Senior Management and Advisors
     Not Applicable.
Item 2. Offer Statistics and Expected Timetable
     Not Applicable.
Item 3. Key Information
     As described in Note 15, we have restated our net loss in accordance with U.S. GAAP to reflect the beneficial conversion feature embedded in the credit facility. Share option expense was restated to account for the reclassification of certain options as fixed that were previously accounted for as variable. The effect was the additional charge to net loss as represented by “Beneficial conversion feature on credit facility”. There was no effect on Shareholders’ deficit from this change. Share option expense was restated to account for the reclassification of certain options as fixed that were previously accounted for as variable.
     In 2006, it was determined that certain derivative accounting disclosures for U.S. GAAP for the years ended February 28, 2005 and February 29, 2004, were not included and the financial statements included herein have been adjusted accordingly.
A.	Selected Financial Data
     The following tables set forth selected financial data regarding our operating results and financial position prepared in accordance with International Financial Reporting Standards (IFRS) and accounting principles generally accepted in the United States (U.S. GAAP). This data has been derived from our financial statements for the year ended December 31, 2006 and 2005 and for the year ended February 28, 2006, February 28, 2005, and February 29, 2004. The following table sets forth selected financial data with respect to the Company and is qualified in its entirety by, and should be read in conjunction with, the financial statements and notes thereto for the fiscal year ended December 31, 2006 and 2005 and for the year ended February 28, 2006, February 28, 2005, and February 29, 2004 included elsewhere in this transition report. Historical information for periods prior to the fiscal year ended February 28, 2005 are derived from restated financial statements, not included herein. The financial data for fiscal years 2006, 2005, 2004, 2003, and 2002 are presented on a consolidated basis.
     All financial information is presented in U.S. dollars, unless indicated otherwise.

		(unaudited)
	10 months to	10 months to	year to	year to	year to	year to
	Dec 31, 2006	Dec 31, 2005	Feb 28, 2006	Feb 28, 2005	Feb 28, 2004	Feb 28, 2003
Operations Data	$	$	$	$	$	$
Revenue	47,640	13,632	59,805	75,000	51,000	NIL
Income (loss) from operations	(394,000)	(1,169,000)	(1,438,000)	(1,319,000)	(2,025,000)	(1,723,000)
Net loss	(620,000)	(1,620,000)	(1,858,000)	(1,668,000)	(2,244,000)	(2,188,000)
Number of shares	88,899,675	88,899,675	88,899,675	79,899,675	63,899,675	53,889,165
Loss per Common Share	(0.007)	(0.02)	(0.02)	(0.03)	(0.04)	(0.04)

Balance Sheet Data
Cumulative Deferred
Development Expenditure	0	0	0	0	0	0
Total Assets	3,244,000	1,390,000	2,507,000	1,481,000	1,036,000	397,000
Long Term Obligations	1,993,000	2,261,000	847,000	1,577,000	1,443,000	1,378,000
Capital stock	1,813,000	1,805,000	1,813,000	1,805,000	1,792,000	1,784,000
Total Stockholders’ Equity	(76,000)	(2,167,000)	730,000	(1,141,000)	(2,571,000)	(2,574,000)
/ (Deficiency)

U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Operations Data	$	$	$	$	$	$
Revenue	47,640	13,632	59,805	75,000	51,000	NIL
Income (Loss) from operations	(394,000)	(1,169,000)	(1,438,000)	(1,319,000)	(2,025,000)	(1,676,000)
Net Profit (Loss)	251,000	(2,086,000)	(4,278,000)	(797,000)	(2,803,000)	(3,019,000)
Loss Per Common Share	0	(0.03)	(0.05)	(0.03)	(0.05)	(0.06)

Balance Sheet Data
Deferred Development Expenditure	0	0	0	0	0	0
Total Assets	3,244,000	1,390,000	2,507,000	1,481,000	1,036,000	397,000
Long Term Obligations	6,606,000	6,874,000	5,459,000	5,497,000	5,363,000	5,307,000
Total Stockholders’ Deficiency	(5,874,000)	(9,267,000)	(5,015,000)	(6,919,000)	(8,942,000)	(6,756,000)
B.	Capitalization and Indebtedness
     Not Applicable.

C.	Reasons for the Offer and Use of Proceeds
      Not Applicable.
D.	Risk Factors
     In addition to the other information presented in this Transition Report, the following should be considered carefully in evaluating us and our business. This Transition Report contains forward-looking statements that involve risk and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this Transition Report.
     Notwithstanding the foregoing, our future success will be affected by many factors that are frequently associated with the development of a new business, which include, but are not limited to, the following:
     We Have Incurred Net Losses Since Our Inception and Expect Losses to Continue. Except for net income of $732,000 for fiscal year ended February 28, 1996, we have not been profitable since our inception. During the 10 month period ended December 31, 2006, we earned $47,000 from the sale of Synthetic Calcium Carbonate (“SCC”) samples. No revenues have been earned during the period commencing with the fiscal year ended February 28, 1999 up to the year ended February 29, 2004. For the period to December 31, 2006, we had a net loss of $620,000 and an accumulated deficit of $43,690,000. The report of independent auditors on our December 31, 2006 financial statements includes an explanatory paragraph indicating there is doubt about our ability to continue as a going concern. Although we are executing on our business plan to produce and market SCC products, continuing losses will impair our ability to fully meet plant construction and expansion goals and will further impair our ability to meet continuing operating expenses. Lack of operating funds may result in staff reductions and curtailing the construction currently planned. See Risk Factor entitled “If We Are Unable to Raise Funds Our Growth May Be Adversely Affected” below.
     If We Are Unable to Raise Funds Our Growth May Be Adversely Affected. Historically, we have had to seek capital for research and development of our SCC products due to lack of revenues. Based on the available amount of $385,000 in cash and $920,000 of a $2,500,000 line of credit with Epsom Investment Services, N.V. as of December 31, 2006, we believe we will have sufficient working capital to continue current operations for the next 12 months. We are in the process of securing a grant from the European Regional Structural Fund towards a 50% of the CapEx of our planned 100,000tpa plant in Leuna Germany. Additionally we have an agreement with HSN Nordbank AG of Hamburg for the remainder of the project finance, and are applying for a state guarantee provided by the State of Sachsen Anhalt of up to 80% over the non-grant portion. The total project CapEx is estimated at €50 million.
     We believe that due to the environmental aspect of our technology, substantial grants and loans will be available for future projects. However, in the event that there is a cash shortage and we are unable to obtain a debt financing or grants, additional equity financing will be required. The proposed plants in Germany and the Republic of Slovakia will also require additional funds, if our revenues or grants are unable to cover the building expenses. Seeking additional financing would dilute the ownership of existing shareholders.
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
     Our administration headquarters are located at World Trade Centre, 10 Route de l’Aeroport, Geneva, Switzerland. We currently do not have full-scale commercial plants. We are currently engaged in the commercialisation and project development stage, and from an executive office in Magdeburg, Germany, we operate a small-scale production plant located in Leuna, Germany. This plant will currently produce bulk samples to support the sales activity to place the first 100,000 tons per annum plant production when it is commissioned. Construction and commissioning are expected due to take 18 months from the conclusion of the project finance.
     We are also evaluating new product developments for new market applications and testing various feedstocks. It is intended that the small-scale plant will continue to produce and sell our sample material to support other projects in other regions. We are also engaged in the preliminary stage of planning and developing proposed full-scale commercial plants located elsewhere in Germany and in the Republic of Slovakia. The latter through a joint venture agreement signed in September 2003. See “B. Business Overview – Business Activities.” No assurance can be given that the planned plants will be economically or technically feasible. We have generated no cash flows from our operations, other than those generated through limited sample sales. See “Item 3D Risk Factors.”
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
Patents
     We first applied to patent our process of transforming waste lime into high quality SCC in 1998 and subsequently a patent was granted the United Kingdom. An international application was filed under the European Patent Cooperation Treaty in December of 1999 to expand the protection of our intellectual property on an international level. The patent examination was completed in May 2001 and patents were granted on July 31, 2003 in 13 European countries. Since then, patents have also been granted in Eurasia (Russia and the independent states formerly part of the Soviet Union), South Africa, Hong Kong, Indonesia, China, Republic of Korea, Slovakia, Australia and New Zealand. We have implemented patent registration in an extensive number of countries worldwide, including United States, Brazil, Canada, Czech Republic, Hungary, India, Japan, Norway, and Poland.
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
     In 2002, worldwide PCC capacity was 7 million tons, of which two thirds was utilized by the paper industry. Sales of PCC totalled approximately U.S. $1.3 billion. However, the entire pigments for paper market totalled 27 million tones per annum worth approximately $5 billion. Within the paper industry, SCC is aimed at the coatings sector, currently dominated by Kaolin and GCC. In Western Europe, consumption of kaolin and GCC for coating was 2.6 million tons and 3.7 million tons respectively in 2002, representing around $1.5 billion in sales.
     On July 8, 2002, we announced that we had commissioned and fine-tuned our Synthetic Calcium Carbonate “SCC” small scale production plant at Leuna, Germany. Presentations were held at Leuna in September 2002 to introduce the new small plant and our SCC technology to a variety of interested parties, including potential project partners, financial institutions and those from the region that may be involved with the project. This small plant was designed for a maximum capacity of 800 tons per annum. A laboratory facility was also installed adjacent to the plant. Confirmation and fine-tuning of the key operational parameters of this plant was necessary as a result of the large scale-up from the original pilot plant. This plant was capable of meeting all bulk sample production requirements generally required for paper trials. We upgraded this plant in 2004 to improve the integration of the various elements of the process in order to increase capacity to meet an increased sample demand by from paper companies. A further upgrade is planned to run the plant on a shift basis, thereby enabling the plant to run on a more continuous basis. Its on-going function will be the testing of raw materials from various other sites located around the world in order to ascertain not only their suitability to the SCC process but also the quality of SCC that can be produced and the ongoing production of samples for sales purposes and product developments with certain customers. Fees for this work are not currently, but will be charged by CalciTech Deutschland GmbH.
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
     Test in the small-scale plant has shown that we are able to produce uniform particles at the nano-size level. It is our intention to explore these capabilities further and we are currently looking for a technology partner to implement a research and development program.
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
Paper Industry
     We currently have three SCC products targeting the paper industry: CalciLSTM, CalciSGTM and CalciRGTM. CalciLSTM and CalciSGTM were our first two SCC products we launched and are directed at the high value end of the paper pigment market.
     CalciLSTM Products. CalciLSTM is designed to maximize light scattering. CalciLSTM is targeted to partially replace and extend costly Titanium Dioxide “TiO2”, Aluminium TriHydrate “ATH” and Precipitated Silica “PS” and substitute calcined clay in fine paper applications and Super Calendered A+ (“SCA+”) on a cost effective basis. Examples of such applications are Bible paper, security paper, laminating paper, auto-adhesive labels, flexible packaging etc. Several trial runs on various applications confirmed the high performance of CalciLSTM. Using CalciLSTM in pre-coating, allows board producers to totally replace calcined clay, while finished product quality remains at the high levels required. CalciLSTM used as filler in SCA+ grades shows similar impressive results. Brightness increases of around 2.5 units can be expected, while opacity is maintained at levels reached with standard PCC filler. Porosity, a very important parameter for this type of paper grade, will also improve significantly.

     CalciLSTM is also very suitable for pigmentation applications. Adding CalciLSTM to a starch based formulation helps the papermaker to increase brightness and opacity. The low binder demand due to the absence of fines will maintain paper dusting levels at normal levels.
     CalciSGTM Products. CalciSGTM, is designed to provide a super gloss coating for premium grade printing and writing papers including both Ultra Light Weight Coated (“ULWC”) and Light Weight Coated (“LWC”) and coated folding boxboard. In the latter application, CalciRGTM allows for a reduction in calendaring nips to improve bulk at no loss in gloss.
     CalciRGTM Products. In October 2004, we launched our third product, CalciRGTM for the paper coatings market. CalciRGTM is a performance-enhancing additive aimed at the rotogravure market. For the launch of this product, we worked closely with our potential customers to identify specific needs. CalciRGTM was designed and developed in collaboration with these customers, and thoroughly tested in commercial trials, showing the unique properties of our SCC based products.
     Rotogravure is a printing method used, among others, for LWC and ULWC. These paper grades are predominantly aimed at the highly competitive catalogue and magazine markets, where bulk is an important factor contributing to costs. Lightweight papers typically consist of approximately 30% coating material. The worldwide market for LWC and ULWC papers is estimated to be around 10 million tons of which approximately 7 million tons is produced in Europe, with the US and Japan accounting for the balance. This market segment of the paper industry is intensely competitive. Other market segments using rotogravure are super calendered papers and lightweight papers for flexible packaging.
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
     In addition to the normal quality parameters, CalciRGTM has the same rheological characteristics as our other SCC related products. With typical machine speeds for these paper types of around 2,000 m/min (75 mph), rheology of the coatings mix is extremely important. Using CalciRGTM as an additive to an existing coating product for the LWC and ULWC can provide a paper producer and its supplier of coating material with important cost and quality related competitive advantages.
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
     Following these tests using CalciRGTM, we developed our latest product, CalciSGTM for the rotogravure market as a high-end additive to Kaolin. In total, over twenty trials have been conducted with both scientific institutions and commercial paper producers, varying from lab scale to full-scale machine trials.
     In April 2003, we appointed GUSCO Handel as our sole sales representative to the paper and board industry in Europe for our SCC products: CalciLSTM and CalciSGTM GUSCO Handel is a subsidiary of family owned G. Schürfeld Group, founded in 1937 and is active as an accredited agency in the marketing and sales of forest products (pulp, paper, board and timber). Other parts of the Schürfeld Group include Cellpap Terminal Kiel GmbH, which specializes in the handling, storage and distribution of forest products, Drewsen Spezialpapiere GmbH & Co.KG, a well respected manufacturer of tailor made wood free specialty papers and Schleipen & Erkens, a paper converter that focuses on silicon coating for label paper. The broad experience of GUSCO Handel in the paper industry gained from its wide customer relations developed over many years, made them spot the unique growth opportunity presented by our SCC. GUSCO Handel was appointed as our European sales representative for paper to commence pre sales and reservation for the planned production from its proposed first commercial plant in Germany. We built a small scale plant at Leuna, Germany, and we also retained the services of W S Atkins plc of Stockport, UK as consulting engineers for our first large scale commercial plant, which resulted in their production of an in depth feasibility study and technical due diligence report. Engineering work and permitting applications for the new building are now in the final phase.
     By the end of February 2005 we received Letters of Intent (“LOI”) from various German companies in the paper industry for our SCC products: CalciLSTM and CalciSGTM. These LOI are subject to a definitive agreement that is to be executed upon the completion of a full-scale production plant in Leuna. If and when these LOI are converted into definitive contracts, we believe that approximately 80% of the projected revenue for our first planned merchant facility in Germany will be derived from these definitive contracts. The customers who have signed the LOI are a cross section of major German companies in the paper industry. Each customer has signed confidentiality agreements and tested, at their own expense, our SCC sample product in their manufacturing process. The sample product has been purchased by GUSCO Handel as part of our agreement with GUSCO Handel and GUSCO Handel has the right to recover the sample cost in the event that any sale revenue is generated from the definitive agreements. Furthermore, GUSCO Handel has undertaken to collect all revenues earned on our behalf and guarantee our customer payments for an additional fee.
Food, Pharmaceutical and Cosmetic Industries
     CalciSPTM Product. In October 2005, we launched our first product following the implementation of our diversification strategy. This product, CalciSPTM, is our first non-paper product that is aimed at the food, pharmaceutical and cosmetics industries. We launched this product following tests by the Geneva Institute of Technology, certifying that CalciSPTM shows extreme high purity, especially regarding heavy metals content. With the target industries for this product moving increasingly towards higher purity products, we expect that both the purity and processibility characteristics of CalciSPTM will contribute to advantageous competitive characteristics.
     The firsts tests carried out on CalciSPTM show that the product has certain characteristics that make it very suitable for use in bakery and cacao products. Further tests are currently being conducted on other applications within the target markets. Since its introduction in October 2005, we have been marketing this product in trade shows and assessing different opportunities for the distribution of this product.
Plastic, Sealant, Rubber and Adhesives Industry
     CalciRCTM Product. In January 2006, we launched our latest product, CalciRCTM. This product is aimed at polymer applications such as plastics, sealants, rubber and adhesives. Initial trials within the plastics industries have shown that CalciRCTM significantly improves certain strength characteristics of the finished product. Further trials are currently being conducted into the processibility characteristics of the product.
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
     We own 51% of the joint venture, CalciTech Odda A.S., through its subsidiary, CalciTech Holdings ApS. CalciTech Odda A.S. planned to build a full commercial scale plant, producing at least 40,000 tons of SCC per year to sell to the Scandinavian market, with further plant expansions thereafter, following the expected expansion of Odda’s capacity and production of black waste lime. Due to delays caused by Odda Smelteverke, we have begun construction of our first new 100,000 ton per annum plant at our site in Leuna, Germany. The plant at Odda was planned to fall into a Phase II building program. However, in March 2003, Odda announced the appointment of a bankruptcy administrator, who has since sold the plant that produced the waste by-product to another producer and has closed down all of its operations. As a result the joint venture company has ceased trading and is in the process of being liquidated, subject to settlement negotiations with the parent of the former partner. We are currently awaiting advice from our lawyers concerning whether to pursue a claim against Odda’s parent company for losses incurred.

Business Activity: Germany
     We have finalised our plans to build our first German full scale SCC plant at Leuna and production scheduling, which is subject to the availability of funds through financing. The first proposed full-scale plant will be located in Leuna near Leipzig, Germany. The plant is planned to produce 100,000 tons of SCC per year. At this site, we have access to 98% pure flue CO2 from the local oil refinery’s stack emissions after treatment by Linde AG.
     The Leuna plant will utilise burnt lime as its raw material, whereas for future plant development, we signed an agreement with the German government agency, Mitteldeutsche Sanierungs - und Entsorgungsgesellschaft mbH (“MDSE”), on March 2, 2000, giving us exclusive access to the carbide lime stored in a portion of MDSE’s waste dump in Schkopau, Germany and an option to purchase an additional waste pond. In May 2004, we executed a further agreement with the MDSE in Germany for the exclusive access to a further 2.5 million tons of carbide lime waste at the Schkopau site near Leuna.
     Following these transactions, we have access to over 3.5 million tons of carbide lime. MDSE is the government agency responsible for the management of the Environmental Legacy of Eastern Germany. This program to eliminate historical waste lime is part of MDSE’s plan for landscape recovery.
     The German federal state of Sachsen-Anhalt is in the final stages of the approval process for the provision of a grant that will pay up to 50% of the capital costs of the 100,000 tpa planned plant located at Leuna. The grant is made available by the European Regional Structural Fund. The balance of 50% is arranged to be financed by HSH Nordbank AG of Hamburg. A State guarantee application for up to 80% over the non-grant portion has been applied for, a decision on which is expected in conjunction with the decision on our grant application.
     We intend to produce slurry and dry products for sale in Germany and neighboring countries. Germany is currently the largest producer of coated paper with 4.75 million tones and a further 1.25 million tones of coated board in 2003. Both applications currently use a mix of kaolin and GCC in their production.
Business Activity: Republic of Slovakia
     We originally signed a memorandum of understanding with Novaky Chemical Company (“Novaky”) to form a joint venture company to produce SCC from Novaky’s waste lime. A joint venture agreement was signed on March 23, 2004. Novaky currently has over 1.5 million tons of waste lime in temporary storage and continues to produce more in its ongoing acetylene production. Following the granting of its patent in the Slovak Republic in February 2005, we are now studying the technical, financial and marketing feasibility of a large production facility plant to serve the Central European market.
     Under the terms of the memorandum of understanding, we will control the joint venture. We expect the project to qualify for environmental and investment incentives from The Republic of Slovakia, which is an early entrant to the European Union enlargement. Following the granting of our patent in Slovakia in 2006, we are now actively working on developing this project.
     Novaky, a renowned chemical conglomerate with a turnover of around $170 million, was founded in 1940. The company manufactures intermediate products such as electrolysis products, basic organic chemicals, vinyl chloride as well as end products manufactured from these intermediates and from polyvinyl chloride (“PVC”). Products are sold on both the domestic and the wider European market. Previously a state company, Novaky was partially privatized in 2001 when Canadian company Exall Resources was selected by the Slovak National Property Fund to buy a 40.97% stake in the company. With the entrance of the Slovak Republic into the EC, compliance with environmental standards has become critical. It was, therefore, the company that approached us for use of our proprietary technology in solving their carbide lime related environmental problems.
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
     On January 24, 2007, we announced that the Directors of the Company had agreed to extend its $0.50 warrants, originally to mature on January 25, 2007, by one month, the new maturity date being February 25, 2007. The extended warrants were not covered and have now lapsed. The Company has no further warrants outstanding.
Revenue
     We do not have large-scale commercial SCC plants and we did not receive revenue in the years ended February 28, 2003, February 28, 2002 or February 28, 2001. During the fiscal year ended

December 31, 2006 and fiscal year ended December 31, 2005, we received revenues totaling $47,000 and $13,000 respectively from the sale of SCC samples. Please see the Consolidated Statement of Income and Item 8, Selected Financial Data, and Item 9, Management’s Discussion and Analysis of Financial Condition and Results of Operations, for more information.
Dependence on Customers and Suppliers
     We are not dependent upon a single or a few customers or suppliers for revenues for our operations.
Project and Product Development
     During the fiscal year ended December 31, 2006, we moved out of the research and development stage and into the commercialization stage, and project and product development. Accordingly, we no longer incur project nor research and development expenses. $1,011,000 spent in the year on project development appears on the Balance Sheet as an intangible asset. We expensed $NIL on research and development in the fiscal year ended December 31, 2006.
     We expensed $NIL on research and development in the fiscal year ended December 31, 2005, $353,000 in the fiscal year ended February 29, 2004, and $719,000 in the fiscal year ended February 28, 2003.
Organizational Structure: The following is our organizational chart:

C.	Property, Plant and Equipment
     We hold a lease on our administrative service office facility in Switzerland, expiring in October 2010. After October 2010, we intend to continue to locate our principal facility in Switzerland, but will reassess our need for future expansion to meet our business plan.
     We maintain a Synthetic Calcium Carbonate “SCC” small scale production plant at Leuna, Germany. This small plant has a maximum capacity of 800 tons per annum. A suitably equipped laboratory facility has also been installed adjacent to the plant, in the same building. No additional land or rental is involved.
     Provided we will complete on the project finance, construction on our first new 100,000 tons per annum SCC plant in Leuna, Germany will commence. The cost of the construction is estimated at € 50 million and will be 50% funded with a grant from the European Regional Structural Fund and the remaining 50% arranged by HSN Nordbank AG of Hamburg, with a state guarantee provided by the State of Sachsen Anhalt of up to 80% over the non-grant portion. Construction and commissioning are expected to take 18 months.
Item 5. Operating and Financial Review and Prospects
     This discussion and analysis of our operating results and financial position for the three (3) periods ended December 31, 2006, December 31, 2005, February 28, 2006 and February 28, 2005 should be read in conjunction with the Consolidated Financial Statements and the related notes thereto.
     In June 2003, we determined that we were required to restate the accounting for development activities and convertible debt to conform the accounting to U.S. GAAP.
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
     More recently, we have provided sample material from the small-scale plant in dried form to non-paper companies. These trials, in the plastics, food and other industry sectors, have been successful and have led us to add a drying facility onto the planned large-scale plant at Leuna in order to be able to serve this part of the market.
     We are in the process of securing the financing for our 100,000 tpa plant and have partnered with industrial partners on the build and operation of a full-scale SCC plant in Leuna, Germany. Our first full scale 100,000 tons per annum production plant is expected to financed by the following sources:
•	Grant from European Structural fund: up to 50% of the capital expenditure for the first plant;

•	50% arranged by HSN Nordbank AG of Hamburg;

•	a state guarantee provided by the State of Sachsen Anhalt of up to 80% over the non-grant portion

     Letters of Intent (LoIs) and contracts have been submitted for take-off of production once this plant is commissioned. These LoIs and contracts substantially oversubscribe the 100,000 tpa planned capacity.
     We are currently financed through a loan facility, up to $2,500,000, from Epsom Investment Services. Epsom Investment Services has extended the credit facility of up to $2,500,000 to August 30, 2008. In addition, we have outstanding convertible debenture notes, with a maturity date of December 31, 2007, which are only repayable in cash at our option. Holders of the debenture notes do not have such an option and may only convert into our Common Shares at a conversion price of $1.75. This, therefore, has no effect on our liquidity.
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
     Under U.S. GAAP, the beneficial conversion feature embedded in the credit facility should be recognised and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. We have restated our net loss in accordance with U.S. GAAP to reflect this accounting policy. The effect was the additional charge to net loss as represented by “Beneficial conversion feature on credit facility”. There was no effect on Shareholders’ deficit from this change. Share option expense was restated to account for the reclassification of certain options as fixed that were previously accounted for as variable. In 2006, it was determined that certain derivative accounting disclosures for U.S. GAAP for the years ended February 28, 2005 and February 29, 2004, were not included and have been adjusted accordingly. The following table sets forth net income and shareholders’ equity (deficit) under IFRS and under U.S. GAAP for the periods indicated:

	10 months	Unaudited	year to	year to
	to Dec 31,	10 months to	Feb 28,	Feb 28,	Cumulative to
	2006	Dec 31, 2005	2006	2005	Dec 31, 2006
Net loss in accordance with IFRS	$(620)	$(1,619)	$(1,858)	$(1,668)	(43,690)
Interest on convertible debentures	0	0	0	0	(895)
Amortisation of debt discount for credit facility	(65)	(63)	(409)	(579)	(4,059)
Share options accounting	0	(86)	(103)	(67)	(384)
Change in fair value of derivative financial instruments	947	(405)	(1,907)	1,517	152

Net income (loss) in accordance with US GAAP	$262	$(2,173)	$(4,277)	$(797)	$(48,876)

Basic and dilutive net loss per share under US GAAP	0.00	(0.03)	(0.05)	(0.01)

Shareholders’ equity (deficiency) under IFRS	(76)	(2,167)	731	(1,141)
Convertible debentures	(4,613)	(4,613)	(4,613)	(3,920)
Shareholders’ equity (deficiency) adjustment for opening balance for derivative financial instruments	(1,133)	(1,858)	(1,858)	(1,870)
Change in fair value of derivative financial instruments	947	(405)	(1,907)	1,517
Conversion of credit facility	0	0	0	350
To record derivative liability upon grant of 13.5 million warrants in connection with private placement	0	0	0	(1,560)
To remove derivative liability upon exercise of 9 million warrants	0	0	2,612	0
Re-class of derivative liability to share premium, holders’ option and contributed surplus for repayments of credit facility	79	3	429	284
Interest on convertible debentures	0	0	0	0
Interest expense for amortisation of beneficial conversion feature	(65)	(63)	(409)	(579)
Reclass of derivative liability due to removal of conversion option on facility on August 15, 2006	241	0	0	0
Start up costs	(1,254)	0	0	0

Shareholders’ deficiency under US GAAP	$(5,874)	$(9,103)	$(5,015)	$(6,919)

     Under U.S. GAAP, convertible debentures are treated as obligations and therefore results in the following differences.

		Unaudited
	10 months to	10 months to	year to	year to
	Dec 31, 2006	Dec 31, 2005	Feb 28, 2006	Feb 28, 2005
Total assets: IFRS	$3,244	$1,390	$2,508	$1,481
Start up costs	(1,254)	0	0	0

Total assets: US GAAP	$1,990	$1,390	$2,508	$1,481

Total liabilities: IFRS	3,320	3,557	1,777	2,622
Convertible debentures	4,613	4,613	4,613	3,920
Debt discount	(69)	(347)	(55)	(60)
Derivative liability	0	2,652	1,188	1,899

Total liabilities: US GAAP	$7,864	$10,475	$7,523	$8,381

     Our share option plan is treated as a compensatory plan under U.S. GAAP. For the purpose of this reconciliation, we have adopted Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (ARB 25) and related interpretations in accounting for our share options which were granted to employees and non-employee directors elected by shareholders.
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
     In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Errors Corrections, a replacement of APB Opinion No. 20 and FAS No. 3”. This statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impractical. APB Opinion No. 20 previously required that most voluntary changes in accounting principle to be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 improves the financial reporting because its requirements enhance the consistency of the financial reporting between periods. During the reporting period, we did not have any accounting changes or error corrections.
     In September 2005, the FASB ratified the Emerging Issues Task Force’s (“EITF”) Issue No. 05-7, “Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues,” which addresses whether a modification to a conversion option that changes its fair value affects the recognition of interest expense for the associated debt instrument after the modification and whether a borrower should recognize a beneficial conversion feature, not a debt extinguishment if a debt modification increases the intrinsic value of the debt (for example, the modification reduces the conversion price of the debt). This issue is effective for future modifications of debt instruments beginning in the first interim or annual reporting period beginning after December 15, 2005. We are currently in the process of evaluating the effect that the adoption of this pronouncement may have on our consolidated financial statements.
     In September 2005, the FASB also ratified the EITF’s Issue No. 05-8, “Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature,” which discusses whether the issuance of convertible debt with a beneficial conversion feature results in a basis difference arising from the intrinsic value of the beneficial conversion feature on the commitment date (which is treated recorded in the shareholder’s equity for book purposes, but as a liability for income tax purposes), and, if so, whether that basis difference is a temporary difference under FASB Statement No. 109, “Accounting for Income Taxes.” This Issue should be applied by retrospective application pursuant to Statement 154 to all instruments with a beneficial conversion feature accounted for under Issue 00-27 included in financial statements for reporting periods beginning after December 15, 2005. We are currently in the process of evaluating the effect that the adoption of this pronouncement may have on our consolidated financial statements.
     In February 2006, the FASB issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140” (“FAS 155”). FAS 155 addresses the following: a) permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133; c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and e) amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We are currently evaluating the requirements of FAS 155, but does not expect that the adoption of this pronouncement will have a material effect on our consolidated financial statements.
General
A. Operating Results
December 31, 2006 compared to December 31, 2005.
     Revenue. We had revenues totalling $48,000 for the period ended December 31, 2006 compared to $14,000 for December 31, 2005. Revenues are derived from sales of samples produced at the small-scale production facility in Leuna, Germany.
     Expenses. Product development costs decreased from $176,000 to $NIL, and project development costs remained at $NIL. Project Development expenditure of $1,011,000 was capitalised as an intangible asset. General and administration expenses decreased $253,000 to $624,000. This is explained by expenditure that was incurred on the Commercial Plant and which has been included in Intagible Assets in the Balance Sheet. Even though we are now firmly engaged in the commercialization stage, project and product development continue but are recorded as Intangible Assets.
     Net Loss. The net loss in fiscal year 2006 decreased to $620,000 from $1,619,000, in 2005 as a result of classifying Project and Product Development expenditure in the Balance Sheet as an Intangible Asset.
February 28, 2006 compared to February 29, 2005.
     Revenue. We had revenues totalling $60,000 for the year ended February 28, 2006 compared to $75,000 for February 28, 2005. This decrease is the result of a decrease of sales of samples produced at the small-scale production facility in Leuna, Germany.

     Expenses. Product development costs increased from $176,000 to $310,000, although project development costs decreased from $238,000 to $NIL. Project Development expenditure of $157,000 was capitalised as an intangible asset. General and administration expenses increased $197,000 to $1,066,000. This was mainly due to an increase in travelling and management expenses to bring the company from the development stage to commercialisation stage. Even though we are now firmly engaged in the commercialization stage, product development continues and costs increased $134,000 to $310,000. Audit fees have increased from $47,000 to $81.000.
     Net Loss. The net loss in fiscal year 2006 decreased to $1,858,000 from $1,667,000 in 2005 as a result of an increase in General and Administrative Costs.
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
     Our financial statements are in accordance with International Financial Reporting Standards. The application of accounting principles generally accepted in the U.S. would affect the determination of net loss and shareholders’ equity (deficit). See Note 15 to the attached Consolidated Financial Statements.
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
B. Liquidity and Capital Resources
     As of December 31, 2006, our working capital deficiency decreased to $698,000 from the working capital deficiency of $990,000 on December 31, 2005. This decrease was largely as a result of the exercise of warrants, completed in January 2006, which raised $3,150,000. On February 28, 2005, our working capital deficiency decreased to $359,000 from a working capital deficiency of $1,848,000 on February 29, 2004. This decrease was a result of raising $2,250,000 on January 27, 2005 from a private placement of 9,000,000 shares priced at $0.25.
     To continue developing and commercializing our SCC technology, we believe we will require approximately $2,000,000 for working capital to maintain current operations for the next 12 months These requirements are expected to be met through a combination of the Epsom credit facility, revenues from sales of SCC samples, the grant from the European Regional Structural Fund and financing by HSN Nordbank AG of Hamburg. We believe that given the cash on hand of $385,000, together with the credit facility of $2,500,000, of which $920,000 is un-utilised at the balance sheet date, and the continuing downward trend of expenses, we have sufficient working capital to meet our obligations for the next 12 months. We have received assurances from the provider of this credit facility that it will continue to keep this credit facility available for this period although such assurances are not legally binding. However, if we were to commence the development for commercial production of the SCC products, this credit facility would be insufficient and further funding would be required.
     The credit facility agreement with Epsom Investment Services N.V. to provide up to $5,000,000 was re-negotiated during February 2003 whereby the maximum amount of draw down was reduced to $2,500,000 with a reduction in interest charged to 7.5% per annum. During February 2005 this facility was extended to August 31, 2006. Also at this time Epsom agreed to convert part of this facility into equity for $1,400,000. As at February 28, 2006, $213,000 of this facility had been drawn down. Furthermore, effective December 2006, Epsom agreed to further extend this facility until August 2008. Pursuant to an addendum to the credit facility agreement dated August 2006, effective as of February 2006 Epsom Investment Services N.V. no longer has a right to convert outstanding balance into our Common Shares.
     We estimate that we will need approximately $12,000,000 to carry out our strategic business plan to build our first full-scale plant with a production capacity of 100,000 tons per annum. We intend to finance the construction of the plant by: (1) a grant from the European Structural fund: for 50% of the capital expenditure for the first plant; and (2) a equity financing by HSN Nordbank AG of Hamburg, with a state guarantee provided by the State of Sachsen Anhalt of up to 80% over the non-grant portion.
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
     In February 2005, Epsom Investment Services N.V. agreed to convert a further $1,400,000 of the balance due under the credit facility agreement into our Common Shares on the basis of one share for each $0.20 of note. This conversion resulted in the issue of 7,000,000 common shares. In addition, in February 2003, Epsom Investment Services N.V. agreed to convert a further $600,000 of the balance due on the credit facility agreement into our Common Shares on the basis of one share for each $0.24 of note. This conversion resulted in the issue of 2,531,645 common shares. In February 2004, Epsom Investment Services N.V. agreed to convert a further $2,000,000 of the balance due on the credit facility agreement into our Common Shares on the basis of one share for each $0.20 of note. This conversion resulted in the issue of 10,010,510 common shares. In December 2006, Epsom Investment Services N.V. agreed to extend the credit facility to August 30, 2008 .
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
C. Research and Development, Patents and Licenses, etc.
     We expensed $NIL in the fiscal years ended December 31, 2006, December 31, 2005; and $353,000 in the fiscal year ended February 29, 2004 on research and development. We will continue to fund development related to step-up expenses to achieve production on a full commercial scale.
D. Trend Information
     Revenue from the principal activity commenced for trial purposes since the year ended February 29, 2004. At the present time, we have not generated any revenue from producing SCC on a commercial scale and have incurred substantial losses due to expenses associated with our close of past Trylene and Acetylene Gas businesses and research and development expenses.
E. Off Balance Sheet Arrangements
     None.

F. Tabular Disclosure of Contractual Obligations
     Contractual obligations for the fiscal year ended December 31, 2006 are disclosed as follows :

	Dec 31, 2006	Payments Due by Period
Contractual Obligations	Total	< 1 year	1-3 years	4-5 years		> 5 years
Credit facility	$1,580	$0	$1,580	$		$
Convertible debentures	0	0
Debenture Interest payable	232	232
Equipment leasing	0	0
Property rental	22,441	22,441

Total Contractual Cash Obligations	24,253	22,673	1,580		0		0
     We categorized our contractual obligations based on the following:
     Credit facility. This is the balance on the credit facility with Epsom as at December 31, 2006. It is not repayable until August 2008 and is therefore a non-current liability. Under the original the credit facility agreement with Epsom, any outstanding balance due under the credit facility agreement can be converted in part or in whole into our Common Shares at any time at the option of the Epsom Investment Services NV. The conversion price is equal to 80% of the trading price per share of our Common Share on the date such note was made or additional advances were made. However, effective as of February 2006, the outstanding balance is no longer convertible into our Common Shares.
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

	10 months to	Unaudited	year to	year to
	Dec 31, 2006	Dec 31, 2005	Feb 28, 2006	Feb 28, 2005
Total non-current liabilities: IFRS	$1,993	$2,261	$846	$1,577
Convertible debentures	4,613	4,613	4,613	3,920

Total non-current liabilities: US GAAP	$6,606	$6,874	$5,459	$5,497

Item 6. Directors, Senior Management and Employees
A. Directors, Senior Management
     The following is a list of our directors and officers and a brief description of their business experience. There are no family relationships between any officers and directors.

     At our Annual General Meeting of Shareholders held on December 1, 2006 the Board of Directors were elected.

Name	Age	Positions Held	Period
Roger A. Leopard	64	Director	June 2001-Present

		President and Chief Executive Officer	February 2000 – Present

Alan Edward Perkins	69	Director	February 2005 – Present

John M. Smith	71	Director	August 1993 – Present

Howard Edmund Browning	63	Director	March 2005 – Present

Nicholas Meadmore	56	Chief Financial Officer	September 2005 — Present
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
B. Compensation
     During our fiscal year ended December 31, 2006, we paid an aggregate of $189,000 in compensation to our directors and officers as a group for services in all capacities. We did not make any payments for pension or retirement plans for officers and directors.
Directors’ Compensation
     Directors who are not our employees are compensated by stock options and $1,000 for each board meeting attended, in addition to travel expenses. Directors, who are also our officers, do not receive additional compensation for serving as Directors.
Executive Compensation
     The following table sets forth the aggregate cash compensation paid for the past fiscal year for executive compensation:
SUMMARY COMPENSATION TABLE

						Long Term Compensation
		Annual Compensation		Awards		and Payouts
					Securities
Name and	Fiscal	Cash	Other Annual	Restricted	Underlying	LTIP	All Other
Principal Position	Period	Compensation	Compensation	Stock	Options	Payouts	Compensation
		$	$	Award(s)	#	$	$
Roger A. Leopard	Dec 2006	100,000	Nil	Nil	500,000	Nil	Nil
C.E.O. & President
Nicholas Meadmore	Dec 2006	75,486	Nil	Nil	Nil	Nil	Nil
C.F.O.
C. Board Practices
     Our Directors serve a one-year term and are elected at the Annual General Meeting of Shareholders. At the Annual General Meeting of Shareholders, held on December 1, 2006 the shareholders elected Messrs. Roger A. Leopard, John M. Smith, Alan Edward Perkins and Howard Edmund Browning as Directors. Our officers are elected by the Board to serve at the pleasure of the Board. We have no contracts with any of our Directors that provide for payments upon termination.

     During the period ended December 31, 2006, Messrs. Perkins and Smith comprised the Audit Committee and Messrs Leopard and Browning comprised the Compensation Committee. The primary functions of the Audit Committee are to review the scope and result of the audit performed by our independent accountants, our internal accounting controls, non-audit services performed by the independent accountants and the cost of accounting services. The Compensation Committee reviews all compensation proposed for senior management and Board members.
D. Employees
     Our subsidiary, CalciTech Group Services SA, has two (2) full-time employees and no part-time employees located in Switzerland. We have three (3) officers located in Switzerland: Mr. Leopard, Mr. Smith and Mr Meadmore. CalciTech Deutschland GmbH has four (4) full-time employees and no part-time employees located in Germany. We and our other subsidiaries do not have employees.
E. Share Ownership
     The following table sets forth the share ownership of our Officers and Directors as of date of May 31, 2007.

	Number of
Name of Beneficial Owner	Shares	Percent
Roger A. Leopard	95,625	0.12%
John M. Smith	225,668	0.28%
Alan Edward Perkins	100,000	0.10%
Howard Edmund Browning	0	0
Nicholas Meadmore	0	0
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
     During the fiscal year ended December 31, 2006, we issued no share options. The Balance of outstanding options is shown in the table below:

Outstanding Options

	Shares Underlying		Purchase Price, if
Name	Options	Exercise Price	any	Expiration Date
Roger A Leopard	500,000	CAD $0.33	—	October 10, 2008

H J M Tompkins	250,000	CAD $0.30	—	February 25, 2010
	250,000	CAD $0.45	—	February 25, 2010
	100,000	CAD $0.33	—	February 25, 2010
	100,000	CAD $0.24	—	February 25, 2010

John M Smith	250,000	CAD $0.45	—	February 25, 2008
	100,000	CAD $0.33	—	October 10, 2008
	100,000	USD $0.24	—	February 25, 2010

Marc Lakmaaker	50,000	CAD $0.33	—	October 10, 2008

Geoffrey Long	100,000	CAD $0.33	—	October 10, 2008

Alan E Perkins	250,000	USD $0.24	—	February 25, 2010

Howard E Browning	250,000	USD $0.23	—	June 30, 2010
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
     As of December 31, 2006, there were 1,372 record holders of Common Shares in the United States representing approximately 61% of the total shareholders as reported to be held in the records of Computershare Trust Company, the Registrar and Transfer Agent for the Common Shares.
B. Related Party Transactions
     The amount paid to our shareholders, directors and officers and their related companies for consulting and other services totaled $230,077 and $261,000 for the periods ended December 31, 2006 and December 31, 2005; and $327,000, $492,000, and $132,000 for the years ended February 28, 2006, February 28, 2005 and February 29, 2004, respectively.

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
     Not Applicable.
Item 8. Financial Statements
A.	Consolidated Statements and Other Financial Information

We have attached the following financial statements to this Transition Report:
•	Auditors’ Report.

•	Consolidated Balance Sheet for years ended December 31, 2006 and December 31, 2005.

•	Consolidated Statement of Operations for the years ended December 31, 2006, February 28, 2006, and February 28, 2005.

•	Consolidated Statement of Shareholders Equity (Deficit) for the years ended December 31, 2006, February 28, 2006, and February 28, 2005.

•	Consolidated Statement of Cash Flows for the years ended December 31, 2006, February 28, 2006, and February 28, 2005.

•	Notes to Consolidated Financial Statements.
Dividend Policy
     We have never paid any dividends and do not intend to in the near future.
B.	Significant Changes
     None.

Item 9. The Offer and Listing
A.	Price History of Stock
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
     The high and low prices expressed in Canadian dollars on the TSX for our Common Shares and the high and low prices expressed in United States dollars quoted on the OTC Bulletin Board for the last six (6) months, each quarter for the last two (2) fiscal years and annually for the last five (5) years are as follows:

	TSX Venture Exchange		OTC Bulletin Board		OFEX
	C$	C$	US$	US$	UK£	UK£
Period	High	Low	High	Low	High	Low
May 2007	N/A	N/A	$0.32	$0.25	£0.205	£0.185
April 2007	N/A	N/A	$0.43	$0.34	£0.235	£0.190
March 2007	N/A	N/A	$0.51	$0.41	£0.235	£0.230
February 2007	N/A	N/A	$0.52	$0.40	£0.250	£0.225
January 2007	N/A	N/A	$0.46	$0.35	£0.230	£0.225

2006	High	Low	High	Low	High	Low
4th Qtr ended December 31, 2006	N/A	N/A	$0.44	$0.25	£0.205	£0.145
3rd Qtr ended September 30, 2006	N/A	N/A	$0.30	$0.18	£0.170	£0.125
2nd Qtr ended June 30, 2006	N/A	N/A	$0.51	$0.25	£0.280	£0.170
1st Qtr ended March 31, 2006	N/A	N/A	$0.59	$0.31	£0.295	£0.205

2005	High	Low	High	Low	High	Low
4th Qtr ended December 31, 2005	N/A	N/A	$0.41	$0.13	£0.240	£0.105
3rd Qtr ended September 30, 2005	N/A	N/A	$0.23	$0.15	£0.122	£0.117
2nd Qtr ended June 30, 2005	N/A	N/A	$0.23	$0.17	N/A	N/A
1st Qtr ended March 31, 2005	N/A	N/A	$0.28	$0.17	N/A	N/A

2004-2005, year end February	High	Low	High	Low	High	Low
4th Qtr ended February 28, 2005	N/A	N/A	$0.28	$0.19	N/A	N/A
3rd Qtr ended November 30, 2004	N/A	N/A	$0.23	$0.15	N/A	N/A
2nd Qtr ended August 31, 2004	N/A	N/A	$0.23	$0.15	N/A	N/A
1st Qtr ended May 31, 2004	$0.49	$0.31	$0.23	$0.17	N/A	N/A

Period	High	Low	High	Low	High	Low
Jan 1, 2006 - Dec 31, 2006	N/A	N/A	$0.60	$0.13	£0.295	£0.125
Jan 1, 2005 - Dec 31, 2005	$0.40	$0.30	$0.29	$0.15	£0.240	£0.105
Jan 1, 2004 - Dec 31, 2004	$0.49	$0.24	$0.31	$0.18	N/A	N/A
Jan 1, 2003 - Dec 31, 2003	$0.73	$0.39	$0.41	$0.25	N/A	N/A
Jan 1, 2002 - Dec 31, 2002	$0.65	$0.21	$0.45	$0.12	N/A	N/A
B. Plan of Distribution
     Not Applicable.
C. Markets
     Our Common Shares are listed in the United States on the OTC Bulletin Board under the symbol CLKTF.OB. Up until January 19, 2005, our Common Shares were listed in Canada on TSX, when delisting from this exchange was formalized. With effect from May 15, 2002, our Common Shares have been listed in Germany on the Third Segment of the Frankfurt Stock Exchange under the symbol XCH. However, following our voluntary delist from the TSX-V, our shares no longer have a quotation on the Freiverkehr. In July 2005, our Common Shares were approved for listing on the PLUS Markets (then still named OFEX) under the symbol CLK.

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
     In accordance with our Bye-laws , Directors shall be elected by an “ordinary resolution” which means (a) a resolution passed by our shareholders in a General Meeting by a simple majority of the votes cast in person or by proxy, or (b) a resolution that has been submitted to our shareholders who would have been entitled to vote on it in person or by proxy at our general meeting and that has been consented to in writing by all of our shareholders entitled to vote on it.
     The Bermuda law and our Articles and Bye-laws contain no provisions that would prevent or delay a change in control of us.
C. Material Contracts
     Addendum to the Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated February 27, 1998. On February 28, 1998, we entered into a credit facility agreement of up to $2,330,000 with Epsom Investment Services N.V. bearing interest at 8% per annum and a repayment date of 2000. In April 1999, we amended the credit facility agreement to provide up to $5,000,000 until February 28, 2001, and reduced the interest rate to 7.75%. Subsequently, the credit facility agreement was amended in February 2001. On February 28, 2003, this credit facility agreement was further amended to reduce the maximum amount of credit to $2,500,000, in addition to a reduction in interest charged to 7.5% per annum. During April 2006, this credit facility was amended and extended to August 30, 2007.
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
     Addendum to the Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated February 27, 2006. On November 16, 2006, we announced that the conversion rights to convert the balance of the Epsom Investment Services N.V. credit facility were withdrawn by Epsom with effect from February 27, 2006.

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
Certain United States Federal Income Tax Considerations
     The following is a summary of United States federal income tax considerations material to a holder of Common Shares who is a United States citizen or resident or a United States domestic corporation who owns the Common Shares (“U.S. Investor”). The summary is of a general nature only and is not exhaustive of all possible income tax consequences applicable to U.S. Investors and does not address the tax consequences of U.S. Investors subject to special provisions of federal income tax law.
     This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, court decisions and current administrative rulings and pronouncements of the United States Internal Revenue Service (“IRS”) that are currently applicable, all of which are subject to change, possibly with retroactive effect. There can be no assurance that future changes in applicable law or administrative and judicial interpretations thereof will not adversely affect the tax consequences discussed herein. Potential investors are advised to consult their own tax advisors regarding the tax consequences of acquiring, holding or disposing of the Common Shares in light of their particular circumstances.
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
Special United States Federal Income Tax Considerations
     Passive Foreign Investment Company. Management has determined that we have not been a passive foreign investment company (“PFIC”) for United States federal income tax purposes for prior taxable years and believe that we will not be treated as a PFIC for the current and future taxable years, but this conclusion is a factual determination made annually and thus subject to change. We will be a PFIC with respect to a U.S. Investor if, for any taxable year in which such U.S. Investor held our Common Shares, either (i) at least 75% of our gross income for the taxable year is passive income, or (ii) at least 50% our assets are attributable to assets that produce or are held for the production of passive income. In each case, we must take into account a pro rata share of the income and the assets of any company in which we own, directly or indirectly, 25% or more of the stock by value (the “look-through” rules). Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets that produce passive income. Because we are not publicly traded as defined under the statute and regulations governing PFICs, and are not a controlled foreign corporation (“CFC”), we would apply the 50% asset test based on fair market values unless we elect to use the adjusted tax bases of our assets.
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
F. Dividends and Paying Agents.
     Not Applicable.
G. Statement of Experts.
     Not Applicable.
H. Documents on Display.
     We file Transition Reports and other information with the Securities and Exchange Commission. These accounts are filed electronically at the SEC Edgar website. You may read and copy any document that we file at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 or by accessing the SEC’s website (http://www.sec.gov). Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the Public Reference Rooms.
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
Item 13. Defaults, Dividend Arrearages and Delinquencies
     None.

Part II
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     None.
Item 15. Controls and Procedures
     As of the end of our fiscal year ended December 31, 2006, an evaluation of the effectiveness of our “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) was carried out by our principal executive officer and principal financial officer. Based upon that evaluation, our principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.
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
Changes in Internal Control Over Financial Reporting:
     During the fiscal year ended December 31, 2006, there were no changes in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
Item 16B. Code Of Ethics
     We have not adopted a “code of ethics” (as that term is defined in Form 20-F) (the “Code of Ethics”) as of this date, however, we intend to form a committee to advise on the content and adoption of the Code of Ethics as soon as practicable.

Item 16C. Principal Accountant Fees And Services
     The independent auditor for the fiscal year ended December 31, 2006 and December 31, 2005 was HW Fisher & Co and for the year ended February 28, 2006 was HW Fisher & Co, and for the years ended February 28, 2005 and February 29, 2004 was MRI Moores Rowland LLP.
Audit Fees
     The aggregate fees billed by HW Fisher & Co for professional services rendered for the audit of our annual financial statements on Form 20-F for the fiscal year ended December 31, 2006 was $50,000.
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
Audit-Related Fees
     The aggregate fees billed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of our financial statements for the year ended December 31, 2006 was $NIL, December 31, 2005 was $ NIL, February 28, 2006 was $NIL and February 28, 2005 was $NIL.
Tax Fees
     The aggregate fees billed for tax compliance, tax advice and tax planning rendered by our independent auditors for the fiscal year ended December 31, 2006 was $NIL, December 31, 2005 was $NIL, February 28, 2006 was $NIL and February 28, 2005 was $NIL.
All Other Fees
     The aggregate fees billed for all other professional services rendered by our independent auditors for the fiscal year ended December 31, 2006 was $NIL, December 31, 2005 was $NIL, February 28, 2006 was $NIL and February 28, 2005 was $NIL.
     The Audit Committee does not have any pre-approval policies or procedures. The percentage of hours expended on the principal accountant’s engagement to audit our financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees was 0%.
ITEM 16D. Exemptions From The Listing Standards For Audit Committees
     Not applicable.
ITEM 16E. Purchases Of Equity Securities By The Issuer And Affiliated Purchasers
     None.

Part III
Item 17. Financial Statements
     The following Financial Statements pertaining to us are filed as part of this transition report:
•	Auditors’ Report.

•	Consolidated Balance Sheet for years ended December 31, 2006 and December 31, 2005.

•	Consolidated Statement of Operations for the years ended December 31, 2006, February 28, 2006, and February 28, 2005.

•	Consolidated Statement of Shareholders Equity (Deficit) for the years ended December 31, 2006, February 28, 2006, and February 28, 2005.

•	Consolidated Statement of Cash Flows for the years ended December 31, 2006, February 28, 2006, and February 28, 2005.

•	Notes to Consolidated Financial Statements.
Item 18. Financial Statements
     See Item 17.
Item 19. Exhibits

Exhibit No.	Name
1.1	Articles of Kemgas Ltd. (1)

1.2	Altered Memorandum of Kemgas. (1)

1.3	Altered Memorandum of Kemgas, dated July 29, 1994 (2)

1.4	Certificate of Continuance to Bermuda, dated February 13, 1995 (2)

1.5	Bye-Laws of Kemgas, as adopted June 1995 (2)

1.6	Certificate of Incorporation on Change of Name dated September 11, 2000 (3)

4.1	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated February 28, 2005 (4)

4.2	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated April 2006 (5)

4.3	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated August 15, 2006 (5)

Exhibit No.	Name
4.4	Form of 5% Convertible Debenture due February 28, 2005 (4)

4.5	Form of Addendum to 5% Convertible Debenture Due February 28, 2005 (4)

4.6	Consulting Agreement between CalciTech Ltd. and H.J. Mark Tompkins dated February 25, 2005 (4)

8.1	List of Subsidiaries (4)

12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act*

12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act*

13.1	Certification under Section 1350*

*	To be filed herewith

(1)	Previously filed with Registration Statement on Form 20-F under the Securities Exchange Act of 1934 on June 29, 1992.

(2)	Previously filed with the Form 20-F submitted for the fiscal year ended February 28, 1997.

(3)	Previously filed with the Form 20-F submitted for the fiscal year ended February 29, 2000.

(4)	Previously filed with the Form 20-F submitted for the fiscal year ended February 28, 2005.

(5)	Previously filed with the Form 20-F submitted for the fiscal year ended February 28, 2006.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transition report on Form 20-F on its behalf.

DATED: May 31, 2007	CALCITECH LTD.
	By:	/s/ Roger A. Leopard
Roger A. Leopard
President and Chief Executive Officer

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

Dear Shareholder
Please find herewith the audited accounts for the 10 month period ending December 31st 2006. Your board decided to change the company’s year end from 28th February to a calendar year to more reflect European and American practice. Due to the change of accounting date to 31st December, we are required to present figures for four different accounting periods: 10 months to December 31, 2006; 10 months to December 31, 2005 (unaudited); 12 months to February 28, 2006 and 12 months to February 28, 2005.
Revenues decreased from $59,805 to $47,640 compared to the previous 12 month period to February 28, 2006, and were entirely generated through the sale of SCC samples for potential client trialing. Trials for non-paper applications, where your company has been very active this last year, require significantly less material for trials than that normally required by the paper industry, and explains this decrease.
With the continued development of our projects and products, and the increased rate at which these are undergoing feasibility studies, your Board of Directors has decided to capitalise both project and product development costs to the value of $1,011,251. These will be funded through our owned and joint venture companies as they complete. Consequently, project and product development expenses were $nil, compared to $309,810 for product development expenses in the 12 month period to February 28, 2006. In addition the Board of Directors have included a further $544,946 in intangible assets, which represent pre-finance costs incurred relating to our planned commercial plant at Leuna and will be funded out of the project finance on closing.
In the period, General and Administrative expenditure decreased by $725,000, over the 10 month period to December 31, 2006. This is due to the level of expenditure directed at the pre-build stage of the Leuna plant and included in Intangible Assets in the Balance Sheet. Net losses for the 10 month period decreased to $620,221 from $1,857,998 in the 12 month period to February 28, 2006.
We finished the 10 month period with $385,133 in cash and cash equivalents and, under International Financial Reporting Standards, we now report a small shareholders’ deficit of $76,333, compared to shareholders equity of $730,269 as at February 28, 2006. Epsom Investment Services continued to support your company and in view of the available facility over outstanding debt at year end did not convert any of its debt position as in former years.
Your Company has continued to advance the project to build its first plant at Leuna, Germany. As reported on previously, we have submitted formal applications for up to 50% grant for our planned 100,000 tpa plant, as well as a state guarantee from the German Federal Government to cover 80% of the non-grant portion of the project finance. Total cost is estimated at €50 million. All pre-building financing work has been carried out from Magdeburg, the state capital of Saxony Anhalt, where we opened executive offices this year. We expect all formalities to be completed shortly when our application for grant and guarantees are complete and processed for final approval.
In 2006, we originally applied for a 45% grant, but were advised by the grant authorities in Saxony Anhalt, that it would be in the best interest of CalciTech, if we were to withdraw this application and reapply in 2007 when we would qualify for a 50% grant. This advice was followed in view of this additional benefit, despite further delays in our program, as we consider every opportunity must be taken with regard to this plant which will be the first full scale commercial plant of its kind incorporating our technology. This plant will provide the model for future installations.
The commercial and technical viability of this project is subject to substantial due diligence from HSH Nordbank, including engineering feasibility and marketing studies conducted independently on behalf of our bankers. These studies are part of the applications process for grants and state guarantees and the reason for the high level of due diligence. Further due diligence is carried out by Price Waterhouse Coopers, Berlin on behalf of the German State.
During the year, your Company has further increased its line up of potential customers, having secured contracts and letters of intent well in excess of the 100,000 tpa production capacity intended at Leuna.
We also announced the widening of our patent coverage in Asia, with the granting of our patent in the Republic of Korea. Asia, we expect, will become an important market for us. Interest from this region in our products has been substantial.
Although focused on the planning and financing of the Company’s first plant, we have been able to continue to build on our marketing programme. One of the activities in this respect was the hosting of a very successful stand at Vitafoods International, a large specialty ingredients trade fair for the food industry. At this event, where your Board was present, we have been able to generate significant interest in our CalciSPTM product for this sector, and have built on the contacts made.
On the personnel side, we strengthened our team with the appointments of Robert Higgs, who specialises in polymer and plastics applications, and Yvan Hequet, who is sourcing raw material for current and future projects. Both Bob and Yvan have over twenty years of industry experience in their respective fields, working for some of the major corporations in the sector.
Finally, your Company has participated in a number of investor events such as the Growth Equity and Master Investor shows. We take part so that investors may have the opportunity to discuss with management our progress face-to-face.
Yours sincerely
R.A. Leopard
President & CEO
CalciTech Ltd.

Report of Independent Auditors
CalciTech Ltd
To the shareholders and board of directors of CalciTech Ltd
We have audited the accompanying consolidated balance sheet of CalciTech Ltd (a Company in the development stage) as of December 31, 2006 and the related consolidated statement of operations, shareholders’ equity (deficit), and cash flows for the 10 month period to December 31, 2006 and for the year ended February 28, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
The financial statements have been prepared in accordance with International Financial Reporting Standards, which vary in certain respects from accounting principles generally accepted in the United States. The application of United States Generally Accepted Accounting Principles (US GAAP) would have affected the determination of net loss and shareholders’ deficiency for the financial period ended December 31, 2006 to the extent summarized in Note 15 to the consolidated financial statements. We have also audited the adjustments to the February 28, 2005 financial statements to include certain derivative accounting disclosures for US GAAP that were not included and have been adjusted accordingly, as discussed in Note 15. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the February 28, 2005 and February 29, 2004 financial statements of the Company other than with respect to the adjustments and, accordingly we do not express an opinion or any other form of assurance on the February 28, 2005 and February 29, 2004 financial statements taken as a whole.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CalciTech Ltd (a development stage Company) as of December 31, 2006 and February 28, 2006, and the consolidated results of its operations and its cash flows for the period ended December 31, 2006 and for the year ended February 28, 2006, in accordance with International Financial Reporting Standards and with a reconciliation note to U.S. generally accepted accounting principles.
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.1 to the financial statements, the Company has incurred losses and negative cash flows from operations for the periods ended December 31, 2006 and February 28, 2005. The company is dependent on continued financial support from its banker and credit lines for the development of its industrial plants. Management plans in regard to these matters are also described in Note 2.1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/ H W Fisher and Company
Chartered Accountants
Acre House , 11-15 William Road
London NW1 3ER
United Kingdom

Comments by Auditor for United States Readers on International Standards and United States Standards on Audit Reporting
The consolidated balance sheets of CalciTech Ltd (a Company in the development stage) as of February 28, 2005 and the related consolidated statement of operations, shareholders’ equity (deficit) and cash flow for the year ended February 28, 2005, which was audited by other auditors who provided their unqualified opinion dated September 1, 2005, except for Note 15 which was updated October 31, 2005.

Report of Independent Auditors
CalciTech Ltd
To the shareholders and board of directors of CalciTech Ltd
We have audited the accompanying consolidated balance sheet of CalciTech Ltd (a Company in the development stage) as of February 28, 2005 and the related consolidated statement of operations, shareholders’ deficiency, and cash flows for the year ended February 28, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
International Financial Reporting Standards vary in certain respects from accounting principles generally accepted in the United States. The application of United States generally accepted accounting principles (US GAAP) would have affected the determination of net loss and shareholders’ deficiency for the financial years ended February 28, 2005 and to the extent summarized in Note 15 to the consolidated financial statements. Our report covers the financial statements previously reported on prior to certain derivative accounting disclosures for US GAAP as discussed and adjusted throughout Note 15. We were not engaged to audit, review, or apply any procedures to these adjustments in Note 15 for the financial years ended February 28, 2005 of the Company after October 31, 2005. Accordingly, we do not express an opinion or any other form of assurance on these adjustments to the previously reported financial statements for the years ended February 28, 2005.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CalciTech Ltd (a development stage Company) as of February 28, 2005 and the consolidated results of its operations and its cash flows for the years ended February 28, 2005 in accordance with International Financial Reporting Standards and with a reconciliation note to U.S. generally accepted accounting principles.
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.1 to the financial statements, the Company has incurred losses and negative cash flows from operations for the year ended February 28, 2005. These matters raise substantial doubt about its ability to continue as a going concern. Management plans in regard to these matters are also described in Note 2.1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

MRI Moores Rowland LLP	September 1, 2005
Chartered Accountants	except for Note 15, which has
3 Sheldon Square	been updated as at October 31, 2005
London
W2 6PS
United Kingdom

CALCITECH LTD
(a Company in the development stage)
CONSOLIDATED BALANCE SHEET
As of December 31, 2006, and December 31, 2005 (unaudited)
and as of February 28, 2006 and February 28, 2005
(amounts in thousands of US dollars, except per share data)

			Unaudited
		10 months to	10 months to	year to	year to
ASSETS	Notes	Dec 31, 2006	Dec 31, 2005	Feb 28, 2006	Feb 28, 2005
		$	$	$	$
Current assets
Cash and cash equivalents	2.6	385	75	1,313	407
Stock		6	10	6	11
Receivables, prepaid expenses and other current assets	3	238	221	235	268

Total current assets		629	306	1,554	686

Non-current assets
Property, plant and equipment, net	4	972	725	600	671
Intangible assets	2.8 and 5	1,643	359	354	124

Total non-current assets		2,615	1,084	954	795

TOTAL ASSETS		$3,244	$1,390	$2,508	$1,481

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD
(a Company in the development stage)
CONSOLIDATED BALANCE SHEET
As of December 31, 2006, and December 31, 2005 (unaudited)
and as of February 28, 2006 and February 28, 2005
(amounts in thousands of US dollars, except per share data)

			Unaudited
LIABILITIES AND		10 months to	10 months to	year to	year to
SHAREHOLDERS’ DEFICIENCY	Notes	Dec 31, 2006	Dec 31, 2005	Feb 28, 2006	Feb 28, 2005
		$	$	$	$
Current liabilities
Accounts payable		757	363	217	322
Accruals		192	474	254	245
Convertible debentures — current portion	2.14 & 8.1	92	92	92	195
Deferred gain on sale and leaseback — current portion		99	99	99	99
Other loans	7	0	100	100	0
Hire Purchase Agreement — current portion	7	158	142	142	159
Provisions — current portion	11	29	26	26	25

Total Current Liabilities		$1,327	$1,296	$930	$1,045

Non Current Liabilities
Convertible debentures — non-current portion	2.14 & 8.1	0	0	0	304
Credit facility	6	1,580	1,629	214	238
Deferred gain on sale and leaseback		99	182	182	281
Other loans	7	0	0	0	100
Hire Purchase Agreement — non-current portion	7	158	284	284	477
Provisions — non-current portion	11	156	166	167	177

Total Non Current Liabilities		$1,993	$2,261	$847	$1,577

Total liabilities		$3,320	$3,557	$1,777	$2,622

Commitments and Contingencies

Shareholders’ Equity	8
Common stock, Cdn $0.001 par value; 120,000,000 shares authorised; issued & outstanding 88,899,675 at December 31 & February 28, 2006, (79,899,675 at December 31, 2005)		1,813	1,805	1,813	1,805

Share premium, holders’ options outstanding on credit facility and contribution surplus		37,457	34,326	37,457	34,563
Convertible debentures		4,613	4,613	4,613	3,920
Accumulated deficit during the development stage		(43,690)	(42,832)	(43,070)	(41,213)
Cumulative foreign currency translation adjustments		(269)	(79)	(82)	(216)

Total Shareholders’ (Deficit) Equity		(76)	(2,167)	731	(1,141)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)		$3,244	$1,390	$2,508	$1,481

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD
(a Company in the development stage)
CONSOLIDATED STATEMENT OF OPERATIONS
For the ten month period ended December 31, 2006,
and for the years ended February 28, 2006 and February 28, 2005
(amounts in thousands of US dollars, except per share data)

			Unaudited
		10 months to	10 months to	year to	year to
	Notes	Dec 31, 2006	Dec 31, 2005	Feb 28, 2006	Feb 28, 2005
		$	$	$	$
Revenues		48	13	60	75
Cost of revenues		(32)	(43)	(53)	(60)

Gross margin		16	(30)	7	15

Research and development expenses		0	0	0	0
Project development expenses		0	0	0	238
Product development expenses		0	242	310	176
General and administrative expenses		410	897	1,135	920

Operating loss		(394)	(1,169)	(1,438)	(1,319)

Profit on disposals	9	0	0	0	22
Interest expense		(228)	(450)	(419)	(371)

Loss before income taxes		(622)	(1,619)	(1,857)	(1,668)

Provision for income taxes	11	2	0	(1)	0

Net Loss		$(620)	$(1,619)	$(1,858)	$(1,668)

Net deficit per share:
Basic and diluted		$(0.01)	$(0.02)	$(0.02)	$(0.03)

Shares used in net loss per share calculation:
Basic and diluted		88,899,675	79,899,675	80,738,031	64,713,374
Please refer to note 12 for details of related party transactions.
The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD
(a Company in the development stage)
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ (DEFICIT) EQUITY
For the ten month period ended December 31, 2006, and December 31, 2005 (unaudited)
and for the years ended February 28, 2006 and February 28, 2005
(amounts in thousands of US dollars except number of shares)

				Share premium,			Cumulative
				holders' option		Accumulated	foreign currency	Total consolidated
				outstanding and	Convertible	deficit during	translation	shareholders'
	Note	Common stock		contributed surplus	debentures	development stage	adjustments	(deficit) equity
		Shares	$	$	$	$	$	$

Balances, February 29, 2004		63,899,675	1,792	31,441	3,920	(39,545)	(179)	(2,571)

Net loss				0	0	(1,668)	0	(1,668)
Issuance of common stock on conversion of credit facility	8.2	7,000,000	6	1,394				1,400
Issuance of common stock in private placement	8.3	9,000,000	7	2,086				2,093
Foreign currency translation adjustments				(358)			(37)	(395)

Balances, February 28, 2005		79,899,675	1,805	34,563	3,920	(41,213)	(216)	(1,141)

Net loss				0	0	(1,858)	0	(1,858)
Issue of Warrants as common stock		9,000,000	8	3,111				3,119
Debentures: non-current portion adjs				(217)	693			476
Foreign currency translation adjustments						1	134	135

Balances, February 28, 2006		88,899,675	1,813	37,457	4,613	(43,070)	(82)	731

Net loss				0	0	(620)	0	(620)
Foreign currency translation adjustments				0	0	0	(187)	(187)

Balances, December 31, 2006		88,899,675	1,813	37,457	4,613	(43,690)	(269)	(76)

Balances, February 28, 2005		79,899,675	1,805	34,563	3,920	(41,213)	(216)	(1,141)

Net loss				0	0	(1,619)	0	(1,619)
Debentures: non-current portion adjs				0	693	0	0	693
Foreign currency translation adjustments				(237)	0	0	137	(100)

Balances, December 31, 2005 (unaudited)		79,899,675	1,805	34,326	4,613	(42,832)	(79)	(2,167)

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD
(a Company in the development stage)
CONSOLIDATED STATEMENT OF CASH FLOWS
For the ten month periods ended December 31, 2006, and December 31, 2005 (unaudited)
and for the years ended February 28, 2006 and February 28, 2005
(amounts in thousands of US dollars)

		Unaudited
	10 months to	10 months to	year to	year to
	Dec 31, 2006	Dec 31, 2005	Feb 28, 2006	Feb 28, 2005
	$	$	$	$
Cash flows from operating activities
Net loss	(620)	(1,620)	(1,858)	(1,668)
Adjustments for:
Profit on disposal of investment	0	0	0	(22)
Depreciation and amortization	76	77	98	128
Interest expense	0	0	0	371
Operating loss before working capital changes	(544)	(1,543)	(1,760)	(1,191)

Changes in working capital:
Receivables, prepayments & current assets	(4)	48	38	(24)
Accounts payable, accruals and provisions	478	270	(503)	(123)
Adjustment in Convertible Debentures	0	49	693	0

Net cash used in operating activities	(70)	(1,176)	(1,532)	(1,338)

Cash flows from investing activities in:
Property, plant and equipment	(136)	(131)	(26)	(291)
Plant pre-financing, project & product development	(1,560)	(164)	(158)	0
Patents	(42)	(72)	(72)	33

Net cash used in investing activities	(1,738)	(367)	(256)	(258)

Cash flows from financing activities:
Other loans	(190)	(109)	(109)	(99)
Sale and leaseback	(110)	(209)	(208)	(113)
Proceeds from credit facility	1,653	1,357	1,637	2,317
Payment of credit facility	(287)	34	(1,662)	(127)
Proceeds from private placement	0	0	2,902	0

Net cash provided by financing activities	1,066	1,073	2,560	1,978

Effect of exchange rate changes on cash and cash equivalents	(186)	136	134	(36)

Net (decrease)/increase in cash & cash equivalents	(928)	(334)	906	346
Cash and cash equivalents, beginning of year	1,313	407	407	61

Cash and cash equivalents, end of year	$385	$73	$1,313	$407

The accompanying notes are an integral part of the consolidated financial statements

1. BUSINESS OF THE COMPANY
CalciTech Ltd (the “Company”) is incorporated in the jurisdiction of Bermuda. Starting from the production of acetylene from which revenues were generated until 1997, the Company changed its business model to concentrate on the production of precipitated calcium carbonate (PCC). The production of acetylene gas from calcium carbide generates significant quantities of carbide lime. CalciTech decided to develop a process for producing a low cost PCC from waste lime. PCC is a white pigment which can only be produced from pure, white limestone deposits and is currently used in a wide range of applications, including paper filling and high value pharmaceutical and food additives. The Company’s Synthetic Calcium Carbonate (“SCC”) process can utilize most grades of lime, including low quality lime or industrial waste lime such as carbide lime. In the Company’s process, the waste lime is mixed with a solution of water and a proprietary promoter in a digester, which selectively dissolves the calcium and leaves the impurities behind as insoluble solids, which are readily removed by subsequent flocculation. The clear calcium solution is then pumped into a reactor into which carbon dioxide from any industrial emission source is passed to produce synthetic calcium carbonate by precipitation. After the SCC product is filtered off, the promoter solution is recycled back into the digester. The SCC can be supplied directly as slurry or dried and bagged for market.
The Company has been in the development stage since 2000 and revenue from the principal activity commenced for trial purposes in the year ended February 29, 2004. The Company changed its accounting year end to December 31 partly to recognise the move from the development stage to the commercialization stage.
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
The Company is now well into the commercialization stage and has a growing portfolio of defined products for which samples are being produced and sold. Up to December 31, 2006, cumulative losses were $43,690.
Management believes that given the cash on hand of $385 together with the credit facility of $2,500, of which $920 is un-utilised at the balance sheet date, and the continuing control of expenses, the Company has sufficient working capital to meet its obligations up to the next 12 months following the date of the approval of these financial statements. Management have received assurances from the provider of this credit facility that it will continue to keep this credit facility available for this period although such assurances are not legally binding.

However, when the Company commences the development for commercial production, this credit facility would be insufficient and further funding would be required.
We have finalised our plans to build our first German full scale SCC plant at Leuna and production scheduling, which is subject to the availability of funds through financing. The first proposed full-scale plant will be located in Leuna near Leipzig, Germany. The plant is planned to produce 100,000 tons of SCC per year.
The German federal state of Sachsen-Anhalt is in the final stages of the approval process for the provision of a grant that will pay up to 50% of the capital costs of the 100,000 tpa planned plant located at Leuna. The grant is made available by the European Regional Structural Fund. The balance of 50% is arranged to be financed by HSH Nordbank AG of Hamburg. A State guarantee application for up to 80% over the non-grant portion has been applied for, a decision on which is expected in conjunction with the decision on our grant application.
The credit facility agreement with Epsom Investment Services N.V. to provide up to $5,000 (see Note 6) was re-negotiated during February 2003 whereby the maximum amount of draw down was reduced to $2,500 with a reduction in interest charged to 7.5% per annum. During February 2005 this facility was extended to August 30, 2006. In February 2005, Epsom Investment Services N.V. agreed to convert a further $1,400 of the balance due on the credit facility agreement into common stock of the Company on the basis of one share for each $0.20 of note. This conversion resulted in the issue of 7,000,000 common shares. As at December 31, 2006, $1,580 of this facility had been drawn down.
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
As the company is now firmly in the commercialization stage, the board decided to change the accounting date from February 28 to December 31. Consequently 10 months accounts to December 31, 2006 are presented (Dec 31, 2006) with (unaudited) comparisons for the 10 months to December 31, 2005 (Dec 31, 2005). Further audited comparisons are shown for the 12 months to February 28, 2006 (Feb 28, 2006) and February 28, 2005 (Feb 28, 2005).

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
The measurement currency of the Company’s operating foreign subsidiaries is their local currency, generally the Euro. Assets and liabilities of the Company’s foreign subsidiaries are translated into US dollars using the exchange rate in effect at the balance sheet date. Additionally, their expenses are translated using exchange rates approximating average rates prevailing during the year. Translation adjustments that arise from translating their financial statements from their local currencies to US dollars are accumulated and reflected as a separate component of shareholders’ equity.
Gains and losses that arise from the effect of exchange rate changes on balances denominated in currencies other than the measurement currency of each of the Company and its subsidiaries are included in the statements of operations as incurred.

		Unaudited
	10 months to	10 months to	year to	year to
	Dec 31, 2006	Dec 31, 2005	Feb 28, 2006	Feb 28, 2005
	$	$	$	$
Unrealised loss on currencies	216	(19)	(68)	(51)
Change in foreign currency adjustments	(187)	137	134	(37)

Exchange Gain	$29	$118	$66	$(88)

2.6 Cash and cash equivalents
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

2.7 Property, plant and equipment
Property, plant and equipment are stated at cost and are depreciated on a straight-line basis over their estimated useful lives:

Plant and equipment	10 years
Office furniture and equipment	3 to 8 years
An impairment review is undertaken where there are indicators of impairment. Maintenance and repairs are charged to expenses when incurred.
2.8 Intangible Assets
Expenditure on intangible assets (Product Development, Project Development, Commercial Plant pre-financing costs and Patents) is capitalised and amortised over their useful lives on a straight line basis. Legal expenditure for the protection of technology developed by the Company is recognised as an expense in the statement of operations, as incurred, except when additional future economic benefits can be attributed to such protection at closing date. The intangible assets are not amortised because the Company is not yet utilizing them on a commercial level. Amortisation will begin upon the commencement of commercial production.
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
Deferred Project Development costs of $817, Product Development costs of $357, Commercial Plant pre-finance costs of $543 and Patents of $238 are recorded at cost, which include:
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
For the purpose of calculating diluted earnings per share, the net loss attributable to ordinary shareholders and the weighted average number of shares outstanding is adjusted for the effects of all dilutive potential ordinary shares. The effects of anti-dilutive potential ordinary shares are ignored in calculating diluted earnings per share. Potential ordinary shares are anti-dilutive when their conversion to ordinary shares would decrease loss per share from continuing operations. 2,300,000 options and 4,500,000 warrants have been excluded from the Earnings per Share calculation, as the effect is anti-dilutive.
2.11 Fair value of financial instruments
Carrying amounts of certain of the Company’s financial instruments including cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to their short maturities, based on borrowing rates currently available to the Company. This would include convertible debentures where the fair value of the conversion option is recognised under shareholders’ equity.
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
2.14 Convertible debt accounting
On issue of convertible debentures and credit facility, the fair value of the conversion element is determined. This amount is recognised in shareholders’ equity. The obligation to make future payments of principal and interest to the holder of the option is calculated using a deemed market interest rate for an equivalent non-convertible debt. The obligation to make future payments of interest is carried as a liability until extinguished on conversion or payment. When the Company has the option to convert the principal and, if applicable, the interest on these notes, the obligation to make future payments of principal to the holder is carried as equity.

The fair value of the liability component, representing the obligation to make future payments of interest to the holder of the conversion option is calculated on the issue of the instrument using a deemed market interest rate for an equivalent non-convertible instrument. The residual amount, representing the value of the equity conversion component, is included in shareholders’ deficiency.
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
Grants for the acquisition of assets and development activities that are capitalised are set off against the cost price of the assets for which grants are awarded. During the period ended December 31, 2006, CalciTech Deutschland GmbH, a 100% owned subsidiary company, was awarded grants of €22 and comparatives as follows:

		Unaudited
	10 months to	10 months to	year to	year to
Government Grants	Dec 31, 2006	Dec 31, 2005	Feb 28, 2006	Feb 28, 2005
Germany	€22	€19	€22	€19
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

3. RECEIVABLES, PREPAID EXPENSES AND OTHER CURRENT ASSETS
Receivables, prepaid expenses and other current assets consist of the following:

		Unaudited
	Dec 31, 2006	Dec 31, 2005	Feb 28, 2006	Feb 28, 2005
	$	$	$	$
Accounts receivable	68	95	134	74
Other debtors	25	23	23	45
VAT receivable	38	27	4	26
Deposits	40	24	24	53
Prepaid expenses	67	53	50	70

Total	$238	$222	$235	$268

4. PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment consists of the following:

			Building,	Commercial	Office
	Leasehold	Computer	Plant &	Plant Pre-	Furniture &
	Improvements	Equipment	Equipment	financing	Equipment	Total
	$	$	$		$	$
Balance at February 28, 2006	0	0	581	0	19	600
Additions	0	28	54	312	17	411
Disposals	0	0	0	0	0	0
Depreciation during year	0	(4)	(86)	0	(17)	(107)
Foreign Currency Adjustments	0	0	66	0	2	68

Balance at December 31, 2006	$0	24	615	312	21	972

Gross Amount	17	35	915	312	99	1,378
Accumulated Depreciation	(17)	(11)	(300)	0	(78)	(406)

Balance at December 31, 2006	$0	24	615	312	21	972

For the periods ended December 31, 2006; December 31, 2005; and years ended February 28, 2006 and February 28, 2005; depreciation expense totaled $76, $77, $98 and $128, respectively.
During the year ended February 29, 2004, the Company disposed of its small scale plant and leased it back for an annual rental of €120 ($150) for a period of five years at the end of which the Company retains the right to re-acquire the plant. The amount capitalised in respect of this plant is $737 of which depreciation of $65 was recognised in the period ending December 31, 2006 (Feb 28, 2006: $75).
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
As of December 31, 2006, minimum future lease payments under capital leases are:

Year ending December 31, 2007	$158
Year ending December 31, 2008	$158

Total minimum lease payments	$316
Less: amounts representing interest	$30

Net minimum lease payments	$286

5. INTANGIBLE ASSETS
Intangible Assets can be summarised as following:

			Commercial
	Project	Product	Plant Pre-
	Development	Development	financing	Patents	Total
	$	$	$	$	$
Balance at February 28, 2006	158	0	0	196	354
Additions	654	357	233	42	1,286
Disposals	0	0	0	0	0
Amortisation during period	0	0	(2)	0	(2)
Foreign Currency Adjustments	5	0	0	0	5

Balance at December 31, 2006	$817	357	231	238	1,643

Gross Amount	817	357	233	266	1,673
Accumulated Amortisation	0	0	(2)	(28)	(30)

Balance at December 31, 2006	$817	357	231	238	1,643

For the periods ended December 31, 2006; December 31, 2005; and years ended February 28, 2006 and February 28, 2005; amortization expense totaled $2, $NIL (unaudited), $NIL and $NIL, respectively. When full-scale production plants are producing revenues, patents will be amortised on a straight line basis over the life of the patent.
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
In February 2001, the Company re-negotiated a further extension of the existing credit facility agreement for a term to March 4, 2002 at an annual interest rate of 7.75%. A further extension was negotiated extending the facility to March 5, 2003 with the same rate of interest. On February 28, 2003, this credit facility agreement was re-negotiated with Epsom whereby the maximum amount of draw down was reduced to $2,500 with a reduction in interest charged to 7.5% per annum. During February 2007, this facility was extended to August 30, 2008.

The credit facility is presented as follows:

		Unaudited
	10 months to	10 months to	year to	year to
	Dec 31, 2006	Dec 31, 2005	Feb 28, 2006	Feb 28, 2005
	$	$	$	$
Face value of note issued during the year	1,653	1,357	1,637	2,317
Less equity conversion component	0	0	0	0

	1,653	1,357	1,637	2,317

Interest expense	27	44	56	92
Conversion of note into common shares	0	0	0	(1,400)
Payments made during the year	(314)	(10)	(1,717)	(1,136)
		0

	1,366	1,391	(24)	(127)

Non-current liability at beginning of period	214	238	238	365

Non-current liability at end of period	$1,580	1,629	$214	$238

25% current liability as Interest Expense	$395	407	$53	$59

Effective interest rate at period end	7.75%	7.75%	7.50%	7.50%

The caption “Payments made during the year” includes the effect of direct offset to the credit facility of various transactions in the total amount of $314 as further described in Note 18, during the period ended December 31, 2006. The carrying amount of the credit facility approximates its fair value.
7. OTHER LOANS
Other loans are as follows:

		Unaudited
	Dec 31, 2006	Dec 31, 2005	Feb 28, 2006	Feb 28, 2005
	$	$	$	$
Other loans	0	100	100	100
Finance lease loan	316	426	426	636

Total loans	$316	$526	$526	$736

Falling due split:
Amounts due within one year Other loans	0	100	100	0
Finance lease	158	142	142	159

Total amounts due within one year	158	242	242	159
Amounts due after one year Other loans	0	0	0	100
Finance lease 1 -2 years	158	142	142	159
Finance lease 2 -5 years	0	142	142	318

Balance at the end of the year	$316	$526	$526	$736

As at December 31, 2006, included in other loans above is $316, which is secured upon the assets to which it relates. See note 4 for further details of the sale and leaseback.

8. SHAREHOLDERS’ EQUITY (DEFICIT)
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

The equity element can be summarised as follows:

		Unaudited
	Dec 31, 2006	Dec 31, 2005	Feb 28, 2006	Feb 28, 2005
	$	$	$	$
Principal amount of debentures at issuance	4,642	4,642	4,642	4,642
Less present value of future interest payments at issuance	(545)	(545)	(545)	(545)
Less finders’ fee	(177)	(177)	(177)	(177)
Adjustment for non-current portion	693	693	693	0

	$4,613	$4,613	$4,613	$3,920
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
8.4 Stock option plan
Under the provision of the Company’s share option plan, a maximum total of 10% of issued shares may be granted to directors, officers and employees of the Company in the form of stock options. The options generally expire five years from the date of the grant. All stock options granted are not subject to vesting requirements. Stock option activity was as follows:

	Number of	Exercise price per
	Shares	share
Balance at February 28, 1999	2,185,000	Cdn $0.80 to 1.50

Options lapsed	(1,175,000)	Cdn $0.29 to 1.50
Options granted	500,000	Cdn $0.30

Balance at February 29, 2000	1,510,000	Cdn $0.29 to 0.30

Options lapsed	(350,000)	Cdn $0.29
Options granted	0

Balance at February 28, 2001	1,160,000	Cdn $0.29 to 0.30

Options lapsed	0
Options granted	0

Balance at February 28, 2002	1,160,000	Cdn $0.29 to 0.30

Options exercised	(620,000)	Cdn $0.29
Options lapsed	(40,000)	Cdn $0.29
Options granted	0

Balance at February 28, 2003	500,000	Cdn $0.30

Options exercised	0
Options lapsed	0
Options granted	1,350,000	Cdn $0.33 to 0.45

Balance at February 29, 2004	1,850,000	Cdn $0.30 to 0.45

Options exercised	0
Options lapsed	(250,000)	Cdn $0.30
Options granted	450,000	$0.24

Balance at February 28, 2005	2,050,000	Cdn $0.30 to 0.45

Options exercised	0
Options lapsed	0
Options granted	250,000	$0.23

Balance at December 31, 2005	2,300,000

Options exercised	0
Options lapsed	0
Options granted	0

Balance at February 28, 2006	2,300,000	Cdn $0.23 to 0.45

Options exercised	0
Options lapsed	0
Options granted	0

Balance at December 31, 2006	2,300,000	Cdn $0.23 to 0.45

All options that were outstanding as at December 8, 1999, originally priced at Cdn $0.80 to 1.50 have had their exercise price amended to Cdn $0.29.
The following table summarises information with respect to stock options as of December 31, 2006:

	Weighted-		Weighted
	average		average
	Number of	Number of	remaining
Exercise	options	options	contractual life
Price	outstanding	exercisable	(years)
Cdn $0.30	250,000	250,000	3.16
Cdn $0.33	850,000	850,000	1.94
Cdn $0.45	500,000	500,000	1.58
$0.24	450,000	450,000	3.16
$0.23	250,000	250,000	3.50
Total	2,300,000	2,300,000

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

year to
Feb 28, 2005
$
Sale of patent rights	28
Less: carrying value of patents	(6)

Profit on sale of patent rights	$22

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
The results of CalciTech Group Services SARL for the period to February 27, 2004, the date of disposal, which have been included in the consolidated statement of operations, were as follows:

	year to	year to
	Feb 28, 2004	Feb 28, 2003
	$	$
Revenue	402	492
Operating costs	(374)	(398)

Profit before tax	28	94
Income tax expense	(14)	(17)

Profit on ordinary activities after tax	$14	$77

The revenue generated by CalciTech Group Services SARL, as shown above, originated from inter-company transactions and has been eliminated accordingly upon consolidation.
The net liabilities of CalciTech Group Services SARL at the date of disposal were:

	year to	year to
	Feb 28, 2004	Feb 28, 2003
	$	$
Property improvements	4	5
Other fixed assets	0	25
Deposits	7	7
TVA refund receivable	16	30
Trade debtors	27	0
Other debtors	352	205
Prepayments	7	4
Cash at bank	0	(8)
Trade creditors	(105)	(111)
Other creditors	(10)	0
Accruals	(195)	(66)
Income tax liability	(419)	0

Total	$(316)	$91

Gain on disposal	316

Total consideration	$0

10. INCOME TAXES
Under the current Bermuda law, the Company is not required to pay any income taxes in Bermuda. The Company has received an undertaking from the Minister of Finance of Bermuda that in the event of any such taxes being imposed, the Company will be exempted from such taxation until March 28, 2016.
Loss before income taxes consists of the following:

		Unaudited
	10 months to	10 months to	year to	year to
	Dec 31, 2006	Dec 31, 2005	Feb 28, 2006	Feb 28, 2005
	$	$	$	$
Bermuda	(457)	(1,165)	(1,093)	(1,280)
Rest of world	(165)	(454)	(765)	(388)

Total	$(622)	(1,619)	(1,858)	$(1,668)
There are no significant deferred taxes reflecting the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

There are no significant operating loss carry-forwards, which would have an impact on income tax as of February 28, 2006.
11. PROVISIONS AND CONTINGENCIES
The Company is subject to legal proceeding, claims, and litigation arising in the ordinary course of business. The Company and its subsidiaries are occasionally challenged by local tax authorities. The Company records a provision for these tax risks based on its most available information on the tax claim in each tax jurisdiction. The Company’s management does not expect that the ultimate cost to resolve these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.
12. RELATED PARTY TRANSACTIONS
For the period to December 31, 2006 (and comparative periods), the amounts paid to shareholders, directors and officers of the Company and their related companies for consulting and other services totalled as follows:

		Unaudited
	10 months to	10 months to	year to	year to
	Dec 31, 2006	Dec 31, 2005	Feb 28, 2006	Feb 28, 2005
	$	$	$	$
Amounts paid to shareholders, directors and officers of the Company for consulting and other services	$230	$262	$327	$492

Amounts paid to EuroHelvetia TrustCo S.A. for financial advice	$66	$227	$275	$247

Amounts payable at Balance Sheet date	$233	$111	$104	$89
EuroHelvetia TrustCo S.A. were contracted by CalciTech to act as the Company’s exclusive financial advisors. EuroHelvetia charge their fees for work related to advice on private placements, fund raising and project finance. Roger A. Leopard, Chief Executive Officer and President of the Company, is also a director of EuroHelvetia TrustCo S.A. EuroHelvetia also provide administration of Epsom Investment Services N.V.
Roger A. Leopard charged $NIL ($NIL (unaudited) in the period ended December 31, 2005) to CalciTech Group Services SARL in providing strategic and industrial counseling services.
See Note 9 to the financial statements, in respect of the sale of CalciTech Group Services SARL to Roger Leopard.

13. FINANCIAL INFORMATION BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA
The Company operates in one business segment. The following table presents information by geographical area:

		Unaudited
	10 months to	10 months to	year to	year to
	Dec 31, 2006	Dec 31, 2005	Feb 28, 2006	Feb 28, 2005
Revenues	$	$	$	$
Bermuda	0	0	0	0
Rest of world	48	13	60	75
Total	$48	$13	$60	$75

		Unaudited
	10 months to	10 months to	year to	year to
	Dec 31, 2006	Dec 31, 2005	Feb 28, 2006	Feb 28, 2005
Operating loss	$	$	$	$
Bermuda	(231)	(823)	(691)	(931)
Rest of world	(163)	(346)	(746)	(387)
Total	$(394)	$(1,169)	$(1,437)	$(1,318)

Identifiable assets
Bermuda	1,364	385	1,503	24
Rest of world	1,880	1,005	1,005	1,457
Total	$3,244	$1,390	$2,508	$1,481
14. ANALYSIS OF MAJOR EXPENDITURES INCLUDED IN GENERAL AND ADMINISTRATIVE EXPENSES
The following is a breakdown of the major expenditures included in General and Administrative Expenses:

		Unaudited
	10 months to	10 months to	year to	year to
	Dec 31, 2006	Dec 31, 2005	Feb 28, 2006	Feb 28, 2005
	$	$	$	$
Employee costs	180	381	457	307
Professional fees	60	89	119	83
Investor relations	122	49	100	118
Rent, rates & charges	33	56	63	108
Travel	(21)	133	156	169
Administrative fees & expenses	0	0	(8)	120
Depreciation	76	47	56	(13)
15. DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.
The Company’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS), which differ from Generally Accepted Accounting Principles in the United States (US GAAP).

Certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year financial statements. These reclassifications have no effect on previously reported US GAAP losses.
The principal differences between IFRS and US GAAP are presented below together with explanations of certain adjustments that affect consolidated net loss and total shareholders’ equity (deficiency):

		Unaudited
	10 months	10 months	year to	year to
	to Dec 31,	to Dec 31,	Feb 28,	Feb 28,	Cumulative to
	2006	2005	2006	2005	Dec 31, 2006
	$	$	$	$
Net loss in accordance with IFRS	(620)	(1,619)	(1,858)	(1,668)	(43,690)
Interest on convertible debentures	0	0	0	0	(895)
Amortisation of debt discount for credit facility	(65)	(63)	(409)	(579)	(4,059)
Share options accounting	0	(86)	(103)	(67)	(384)
Change in fair value of derivative financial instruments	947	(405)	(1,907)	1,517	152

Net income (loss) in accordance with US GAAP	$262	$(2,173)	$(4,277)	$(797)	$(48,876)

Basic and dilutive net loss per share under US GAAP	0.00	(0.03)	(0.05)	(0.01)

Shareholders’ equity (deficiency) under IFRS	(76)	(2,167)	731	(1,141)
Convertible debentures	(4,613)	(4,613)	(4,613)	(3,920)
Shareholders’ equity (deficiency) adjustment for opening balance for derivative financial instruments	(1,133)	(1,858)	(1,858)	(1,870)
Change in fair value of derivative financial instruments	947	(405)	(1,907)	1,517
Conversion of credit facility	0	0	0	350
To record derivative liability upon grant of 13.5 million warrants in connection with private placement	0	0	0	(1,560)
To remove derivative liability upon exercise of 9 million warrants	0	0	2,612	0
Re-class of derivative liability to share premium, holders’ option and contributed surplus for repayments of credit facility	79	3	429	284
Interest on convertible debentures	0	0	0	0
Interest expense for amortisation of beneficial conversion feature	(65)	(63)	(409)	(579)
Reclass of derivative liability due to removal of conversion option on facility on August 15, 2006	241	0	0	0
Start up costs	(1,254)	0	0	0

Shareholders’ deficiency under US GAAP	$(5,874)	$(9,103)	$(5,015)	$(6,919)

Differences in assets and liabilities are described below:

		Unaudited
	Dec 31, 2006	Dec 31, 2005	Feb 28, 2006	Feb 28, 2005
	$	$	$	$
Total assets: IFRS	3,244	1,390	2,508	1,481
Start up costs	(1,254)	0	0	0

Total assets: US GAAP	$1,990	$1,390	$2,508	$1,481

Total liabilities: IFRS	3,320	3,557	1,777	2,622
Convertible debentures	4,613	4,613	4,613	3,920
Debt discount	(69)	(347)	(55)	(60)
Derivative liability	0	2,652	1,188	1,899

Total liabilities: US GAAP	$7,864	$10,475	$7,523	$8,381

The Company’s share option plan is treated as a compensatory plan under US GAAP. For the purpose of this reconciliation through February 28, 2006, the Company has utilized Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (APB 25) and related interpretations in accounting for its share options which were granted to employees and non-employee directors elected by shareholders. Under APB 25, compensation expense is recognised when exercise prices are below the fair market value of the underlying shares, remeasured each period. Commencing March 1, 2006, the Company utilized SFAS 123(R), see below.

Under US GAAP, additional disclosures would include, but not necessarily be limited to the following:
Consideration received for shares of stock, warrants, rights and other equity securities

	Number	Value
		$
As at February 28, 1987	8,167,825	$10,560
Performance shares for patent rights	10,000,000	—
Issue of shares for cash	766,667	838

As at February 29, 1988	18,934,492	$11,398
Issue of shares for cash	250,000	359

As at February 28, 1989 and 1990	19,184,492	$11,757
Issue of shares for cash	1,000,000	602

As at February 28, 1991	20,184,492	$12,359
Issue of shares for cash	600,000	394
Exercise of stock options	23,000	15
Issue of shares for debt	413,171	271
Reduction of paid up capital	0	(12,169)

As at February 29, 1992	21,220,663	$870
Exercise of stock options	207,000	140
Exercise of warrants	70,000	56
Performance shares cancelled	(10,000,000)	0

As at February 28, 1993	11,497,663	$1,066
Exercise of warrants	530,000	483
Exercise of stock options	11,000	18
Acquisition of Kemgas Corporation Inc.	5,187,495	109

As at February 28, 1994	17,226,158	$1,676
Exercise of stock options	75,000	82
Exercise of stock options	75,000	0

As at February 28, 1995	17,376,158	$1,758
Exercise of stock options	200,000	0
Acquisition of 50.1% Kemgas Corporation Inc.	5,187,505	4

As at February 29, 1996	22,763,663	$1,762
Exercise of Kemgas Corporation Inc. stock options	375,000	0

As at February 28, 1997	23,138,663	$1,762
Issue of shares on conversion of credit facility	3,800,000	4

As at February 28, 1998	26,938,663	$1,766
Issue of shares on conversion of credit facility	2,978,723	2

As at February 28, 1999	29,917,386	$1,768
Issue of shares for cash	2,429,150	2
Conversion of convertible debentures	7,202,643	5
Exercise of Kemgas Corporation Inc. stock options	175,000	0

As at February 29, 2000	39,724,179	$1,775
Issue of shares on conversion of credit facility	4,000,000	3

As at February 28, 2002 and February 28, 2001	43,724,179	$1,778
Issue of shares on conversion of credit facility	3,955,695	3
Issue of shares for cash	4,933,091	3
Exercise of warrants	656,200	0
Exercise of stock options	620,000	0

As at February 28, 2003	53,889,165	$1,784
Issue of shares on conversion of facility	10,010,510	8

As at February 29, 2004	63,899,675	$1,792
Issue of shares in private placement	9,000,000	7
Issue of shares on conversion of facility	7,000,000	6

As at February 28, 2005 and December 31, 2005 (unaudited)	79,899,675	$1,805

Exercise of warrants	9,000,000	8

As at February 28, 2006 and December 31, 2006	88,899,675	$1,813

	Options		Option price per
	Outstanding		share
			Cdn.
Balance, February 28, 1990	1,850,000		0
Options granted	490,000		1
Options cancelled	(1,925,000)		0.45 to 0.90

Balance, February 28, 1991	415,000		1
Options granted	100,000		1
Options granted	25,000		1
Options granted	20,000		2
Options exercised	(23,000)		1
Options cancelled	(40,000)		1

Balance, February 29, 1992	497,000		0.90 to 1.50
Options exercised	(207,000)		0.90 to 1.50
Options cancelled	(115,000)		0.90 to 1.50
Options granted	75,000		2

Balance, February 28, 1993	250,000		0.90 to 1.50
Options granted	131,000		2
Options exercised	(11,000)		2
Options cancelled	(100,000)		2

Balance, February 28, 1994	270,000		0.90 to 2.25
Options granted	200,000		2
Options exercised	(75,000)		2
Options exercised	(75,000)		1

Balance, February 28, 1995	320,000		2.25 to 2.28
Options exercised	(200,000)		2

Balance, February 29, 1996	120,000		2
Options lapsed	(10,000)		2
Options granted	750,000		2
Options granted	425,000	US$	2.50

Balance, February 28, 1997	1,285,000		2.25 to 2.45 & 2.50
Options lapsed	(1,175,000)		2.45 & 2.50
Options granted	1,925,000		2

Balance, February 28, 1998	2,035,000		1.50 to 2.25
Options lapsed	(600,000)		1.50 to 2.25
Options granted	750,000		0.80 to 1.50

Balance, February 28, 1999	2,185,000		0.80 to 1.50
Options lapsed	(1,175,000)		0.29 to 1.50
Options granted	500,000		0

Balance, February 29, 2000	1,510,000		0.29 to 0.30
Options lapsed	(350,000)		0

Balance, February 28, 2002 and February 28, 2001	1,160,000		0.29 to 0.30
Options exercised	(620,000)		0
Options lapsed	(40,000)		0

Balances, February 28, 2003	500,000		0.29 to 0.30
Options granted	1,350,000		0.33 to 0.45

Balances, February 29, 2004	1,850,000		0.29 to 0.45
Options lapsed	(250,000)		0
Options granted	450,000		$0.24

Balances, February 28, 2005	2,050,000		0.24 to 0.45
Options lapsed	0
Options granted	250,000		$0.23

Balances, December 31, 2005 (unaudited) February 28, 2006 and December 31, 2006	2,300,000		0.23 to 0.45

On January 21, 2006, 9,000,000 warrants were exercised by shareholders at $ 0.35.

	Number of
	Warrants	Exercise price per
	outstanding	share
		Cdn
Balance at February 29, 2000	0
Warrants granted re: debentures	315,000	Cdn$0.33 to 0.44
Warrants exercised	0

Balance at February 28, 2001	315,000	Cdn$0.33 to 0.44
Warrants granted re: debentures	525,000	Cdn $0.46 to 0.51
Warrants exercised	0

Balance at February 28, 2002	840,000	Cdn $0.33 to 0.51
Warrants granted re: private place	4,933,091	Cdn $0.66
Warrants granted re: debenture	63,000	Cdn $0.80 to 0.90
Warrants exercised	(656,200)	Cdn $0.33 to 0.46
Warrants lapsed	(183,800)	Cdn $0.33 to 0.46

Balance at February 28, 2003	4,996,091	Cdn $0.33 to 0.90
Warrants lapsed	(4,996,091)	Cdn $0.33 to 0.90

Balance at February 29, 2004	0
Warrants granted re: private placement	13,500,000	$0.35 to 0.50

Balance at February 28, 2005	13,500,000	Cdn$0.33 to 0.44
Warrants exercised	0

Balance at December 31, 2005 (unaudited)	13,500,000
Warrants exercised	(9,000,000)	$0.35

Balance at February 28, 2006 and December 31, 2006	4,500,000	$0.50

Accounting for Start-up Activities
Under US GAAP, Statement of Position 98-5 (“Reporting on the Costs of Start-up Activities”) costs of start-up activities should be expensed as incurred. Under IFRS approximately $1.3 million of start-up costs were capitalized as intangible assets, that would be expensed for US GAAP financial statements.
Accounting for Derivatives
Statement of Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities,” (“SFAS 133”) requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. The Company had several derivative instruments that were potentially settled in the Company’s own stock: the credit facility agreement, the convertible debentures and common stock warrants (discussed in detail below). Changes in the fair value of these derivatives, which were issued as part of financing transactions and are not hedges, are recognized in the statement of operations for US GAAP purposes.
a) Credit Facility Agreement
As discussed in Notes 6 and 8.2, the terms of the credit facility included a conversion feature that permited the holder of the debt to convert the debt into common stock of the Company at a conversion price that was 80% of the trading price per share of common stock at the time of conversion. Since the conversion feature did not contain an explicit limit on the number of shares to be delivered in a share settlement (an indeterminate number of shares), in accordance with Emerging Issues Task Force Issue No. 00-19, “Accounting for Derivative Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” (“EITF 00-19”) the conversion feature was not considered equity, and was within the scope of SFAS 133. Accordingly, the conversion option was accounted for as a derivative liability for US GAAP purposes. The derivative liability was classified on the Company’s balance sheet as a liability measured at fair value based upon the discount rate (20% discount to market) inherent in the conversion terms. As of February 28, 2006, and 2005, and December 31, 2005 (unaudited), the derivative liability for the credit facility was approximately $55, $60 and $407, respectively. There is no derivative liability as of December 31, 2006 due to the withdrawal of the conversion rights (see below).
As stated in Note 8.2 above, the conversion rights were withdrawn by Epsom Investment Services with effect from February 27, 2006 on August 15, 2006. Accordingly, although the derivative effect of such an arrangement required charging the consolidated statement of operations under International Accounting Standard 39, the cancelling of the conversion subsequently would give rise to a reversal and is therefore considered misleading.

b) Convertible Debentures
As discussed in Note 8.1, through July 2004 the convertible debentures were convertible into common stock of the Company at a conversion price that was 75% of the trading price per share of common stock at the time of conversion. Since the conversion feature did not contain an explicit limit on the number of shares to be delivered in a share settlement, in accordance with EITF 00-19 the conversion feature was not considered equity, and was within the scope of SFAS 133. The conversion option had been accounted for as a derivative for US GAAP purposes. In subsequent periods, although the conversion price became fixed at $1.75, as a result of the credit facility being convertible into an indeterminate number of shares, EITF 00-19 requires that the convertible debenture continued to be accounted for as a derivative liability. This derivative liability was classified on the Company’s balance sheet as a liability measured at fair value utilizing the Black-Scholes pricing model. As of February 28, 2006, and 2005 and December 31, 2005 (unaudited) the derivative liability for the convertible debentures was approximately $324, $242 and $589, respectively. As of December 31, 2006, there is no derivative liability related to the debentures due to the withdrawal of the conversion rights for the credit facility. For the ten months ended December 31, 2006 and 2005 (unaudited) and for the years ended February 28, 2006 and 2005, the change in the fair value for these derivative financial instruments recorded in the Company’s US GAAP statements of operations was approximately $306 and $347, and $82 and $1.6 million, respectively.
Assumptions utilized in the Black-Scholes pricing model were as follows:

Assumptions
Stock price	$.24-$.41
Exercise price	$1.75
Term	0.83-2.83 years
Volatility	115%-122%
Discount Rate	3.5%-5.5%
c) Warrants
As a result of the credit facility being convertible into an indeterminate number of shares, EITF 00-19 required the warrants to also be accounted for as a derivative liability. As of December 31, 2006 and 2005 (unaudited), and February 28, 2006 the Company had 4,500,000, 13,500,000 and 13,500,000 warrants outstanding, respectively, that were granted in connection with a private placement. In accordance with EITF 00-19, the Company had classified the warrants as a liability on its balance sheet measured at fair value using the Black-Scholes option pricing model. As of February 28, 2006, and 2005 and December 31, 2005 (unaudited), the derivative liability associated with the warrants was approximately $811, $1.6 million and $1.7 million, respectively. As of December 31, 2006 there is no derivative liability related to the warrants due to the withdrawal of the conversion rights for the credit facility. During the ten months ended December 31, 2006 and 2005 (unaudited) and for the years ended February 28, 2006 and 2005, the change in the fair value for these derivative financial instruments recorded in the Company’s US GAAP statements of operations was approximately $639 and $57, and $333 and $36, respectively.
Assumptions utilized in the Black-Scholes pricing model were as follows:

Assumptions
Stock price	$.24-$.41
Exercise price	$.35-$.50
Term	1-2 years
Volatility	115%-122%
Discount Rate	3.5%-5.5%

Development Stage Entity
The Company is still in the development stage and under US GAAP falls under the provisions of SFAS No. 7 “Accounting and Reporting by Development Stage Enterprises”.
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
Statement of Operations

		Cumulative
		totals since
		inception
		(unaudited)
	Notes	Dec 31, 2006
		$
Revenues		2,961
Cost of revenues		(2,141)

Gross margin		820
Research and development expenses		(9,709)
General and administrative expenses		(17,720)
Product development		(485)
Project development		(238)
Settlement of legal dispute	11	(400)
Write-down of goodwill		(10,649)
Other expenses		(185)

Operating loss		(38,566)
Profit on disposal of investment		338
Interest expense, net		(5,126)

Loss before income taxes and minority interest		(43,354)
Provision for income taxes	11	(387)

Loss from ordinary activities		(43,741)
Minority interest		51

Net loss		$(43,690)

Statement of Cash Flows

Cumulative
totals since
inception
(unaudited)
Dec 31, 2006
$
Cash flows from operating activities
Net Loss	(43,690)
Adjustments for:
Profit on disposal of investment	(338)
Depreciation and amortization	5,522
Write-down of property, plant and equipment	2,033
Write-down of inventory	459
Write-down of goodwill	10,649
Interest expense	4,479
Equity in earnings of affiliates	86

Operating Loss before working capital changes	(20,800)

Changes in working capital:
Receivables, prepaid expenses and other current assets	15
Accounts payable, accrued expenses, and provisions	468
Adjustment in Convertible Debentures	693

Cash used in operations	(19,624)

Interest paid to financial institutions	(427)

Net cash used in operating activities	$(20,051)

Cash flows from investing activities
Acquisition of property, plant and equipment	(1,667)
Acquisition of pre-financing, project & product development	(1,560)
Acquisition of patents	(42)
Purchase of KCI net of cash acquired	537

Net cash used in investing activities	$(2,732)

Cash flows from financing activities
Other loans	(407)
Proceeds raised from finance lease	526
Payment of bank loans	(670)
Proceeds from issuance of common stock	8,814
Proceeds from issuance of convertible debentures	2,941
Proceeds from credit facility	17,901
Payment of credit facility	(6,135)
Finders fee	(285)
Increase in bank overdraft	437
Cash received from share subscription of partner in Odda	51
Interest paid on convertible debentures	(210)

Net cash provided by financing activities	$22,963

Effect of exchange rate changes on cash	$391

Net increase in cash and cash equivalents	385
Cash and cash equivalents, at inception	0

Cash and cash equivalents, end of year	$385

New accounting pronouncements under IFRS and US GAAP
In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS 123(R), “Share-Based Payment.” SFAS 123(R) amends certain provisions of SFAS 123 with respect to transactions with employees. This statement became effective for the Company commencing March 1, 2006. The adoption of the new requirements result in compensation charges to the Company’s statement of operations for the fair value of options granted to employees after February 28, 2006, as well as the compensation cost for the portion of outstanding awards for which the requisite service has not yet been rendered as of February 28, 2006. The Company will apply the modified prospective transition method. At February 28, 2006, all of the Company’s outstanding stock options were fully vested. As a result, the adoption of this statement had no effect on the Company’s financial statements. However, the Company expects that this statement may have a material impact on net income (loss) and earnings per share in future periods upon issuance of new awards.
In November of 2004, the FASB issued SFAS No. 151, “Inventory Costs”, which amends the guidance in ARB No. 43, “Inventory Pricing,” to clarify the accounting of abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company was required to adopt the provisions of SFAS No. 151, commencing March 1, 2006. The adoption of SFAS 151 did not have a material impact on the Company’s consolidated results of operations or financial condition.
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

In September 2005, the FASB ratified the Emerging Issues Task Force’s (“EITF”) Issue No. 05-7, “Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues,” which addresses whether a modification to a conversion option that changes its fair value affects the recognition of interest expense for the associated debt instrument after the modification and whether a borrower should recognize a beneficial conversion feature, not a debt extinguishment if a debt modification increases the intrinsic value of the debt (for example, the modification reduces the conversion price of the debt). This issue is effective for future modifications of debt instruments beginning in the first interim or annual reporting period beginning after December 15, 2005. The adoption of EITF 05-7 did not have a material impact on the Company’s consolidated results of operations or financial condition.
In September 2005, the FASB also ratified the EITF’s Issue No. 05-8, “Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature,” which discusses whether the issuance of convertible debt with a beneficial conversion feature results in a basis difference arising from the intrinsic value of the beneficial conversion feature on the commitment date (which is treated recorded in the shareholder’s equity for book purposes, but as a liability for income tax purposes), and, if so, whether that basis difference is a temporary difference under FASB Statement No. 109, “Accounting for Income Taxes.” This Issue should be applied by retrospective application pursuant to Statement 154 to all instruments with a beneficial conversion feature accounted for under Issue 00-27 included in financial statements for reporting periods beginning after December 15, 2005. The adoption of EITF 05-8 did not have a material impact on the Company’s consolidated results of operations or financial condition.
In February 2006, the FASB issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140” (“FAS 155”). FAS 155 addresses the following: a) permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133; c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and e) amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company is currently evaluating the requirements of FAS 155, but does not expect that the adoption of this pronouncement will have a material effect on its consolidated financial statements.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The FASB has indicated it believes that SFAS 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS 157 and SFAS No. 107, “Disclosures about Fair Value of Financial Instruments.” SFAS 159 is effective for the Company in 2008. The Company has not yet determined the impact SFAS 159 may have on its consolidated financial position, results of operations, or cash flows.
In December 2006, the FASB approved FASB Staff Position (FSP) No. EITF 00-19-2, “Accounting for Registration Payment Arrangements” (“FSP EITF 00-19-2”), which specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with SFAS No. 5, “Accounting for Contingencies”. FSP EITF 00-19-2 also requires additional disclosure regarding the nature of any registration payment arrangements, alternative settlement methods, the maximum potential amount of consideration and the current carrying amount of the liability, if any. The guidance in FSP EITF 00-19-2 amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, and FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, to include scope exceptions for registration payment arrangements. FSP EITF 00-19-2 is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to the issuance date of this FSP, or for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years, for registration payment arrangements entered into prior to the issuance date of this FSP. The adoption of this pronouncement is not expected to have an impact on the Company’s consolidated financial position, results of operations or cash flows.
16. LIST OF PRINCIPAL CONSOLIDATED COMPANIES
Principal consolidated companies are as follows:

			Proportion
Name of Company	Countries	Holding	held	Nature of business
CalciTech Synthetic Minerals Ltd.	Bermuda	Ordinary shares	100%	PCC business
CalciTech Group Services SA	Switzerland	Ordinary shares	100%	Administration
CalciTech Holdings ApS	Denmark	Ordinary shares	100%	Holding Company
CalciTech Odda A-S (in liquidation)	Norway	Ordinary shares	51%	Production of PCC
CalciTech Deutschland GmbH	Germany	Ordinary shares	100%	Production of PCC
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
18. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Non-cash transactions were as follows:

		Unaudited
	10 months to	10 months to	year to	year to
	Dec 31, 2006	Dec 31, 2005	Feb 28, 2006	Feb 28, 2005
	$	$	$	$
Issuance of common stock upon conversion of credit facility	0	0	0	1,400
Issuance of common stock upon private placement through credit facility	0	0	1,717	1,136
Interest expense through credit facility	(28)	(43)	(56)	(92)

Total	$(28)	(43)	1,661	$2,444

Upon exercise of options in 2004, certain directors paid the exercise price directly to Epsom as an offset to the credit facility. Similarly, in 2004, the exercise price of warrants was paid directly by certain holders as an offset to the credit facility.
19. COMMITMENT
The Company rents its principal management services office under an annually renewable agreement. During the period ending December 31, 2006, the Company paid $12. There are no future obligations for rent over 12 months.
20. NUMBER OF EMPLOYEES (UNAUDITED)
Headcount was 6, 4, 4, and 4 as of December 31, 2006, December 31, 2005 (unaudited), February 28, 2006, and February 28, 2005 respectively.
21. POST BALANCE SHEET EVENT
There are no material post balance sheet events.
22. APPROVAL OF FINANCIAL STATEMENTS
The financial statements were approved by the board of directors and authorised for issue on 30 May 2007.
“R.A. Leopard”
Roger A Leopard
“J.M Smith”
John M Smith