Form 20-F
period 2007-12-31
CALCITECH LTD
filed 2008-04-17
CIK 889431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the year ended December 31, 2007
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
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE
The number of outstanding Common Shares as of March 31, 2008 is 99,998,665.
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
☐ Large accelerated filer     ☐ Accelerated filer     ☑ Non-accelerated filer     ☐ Smaller reporting company
Indicate by check mark which financial statement item the Company has elected to follow.
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
Item 1. Identity of Directors, Senior Management and Advisors
     Not Applicable.
Item 2. Offer Statistics and Expected Timetable
     Not Applicable.
Item 3. Key Information
3A. Selected Financial Data
     The following tables set forth selected financial data regarding our operating results and financial position prepared in accordance with International Financial Reporting Standards (IFRS). This data has been derived from our financial statements for the year ended December 31, 2007 and 10-month period ended December 31, 2006. The following table sets forth selected financial data with respect to the Company and is qualified in its entirety by, and should be read in conjunction with, the financial statements and notes thereto for the fiscal year ended December 31, 2007 and 10-month period ended December 31, 2006. Historical information for periods prior to the period ended December 31, 2006 are derived from restated financial statements, not included herein. The financial data for fiscal years 2007 and 2006 are presented on a consolidated basis.
     All financial information is presented in U.S. dollars, unless indicated otherwise.

	year to	10 months to	year to	year to	year to
	Dec 31, 2007	Dec 31, 2006	Feb 28, 2006	Feb 28, 2005	Feb 28, 2004
	$	$	$	$	$
Operations Data
Revenue	58,291	47,640	59,805	75,000	51,000
Income (loss) from operations	(314,000)	(394,000)	(1,438,000)	(1,319,000)	(2,025,000)
Net loss	(678,000)	(620,000)	(1,858,000)	(1,668,000)	(2,244,000)
Number of shares	99,998,665	88,899,675	88,899,675	79,899,675	63,899,675
Loss per Common Share	(0.007)	(0.007)	(0.02)	(0.03)	(0.04)

Balance Sheet Data
Cumulative Deferred
Development Expenditure	0	0	0	0	0
Total Assets	5,450,000	3,244,000	2,507,000	1,481,000	1,036,000
Long Term Obligations	1,782,000	1,993,000	847,000	1,577,000	1,443,000
Capital stock	1,824,000	1,813,000	1,813,000	1,805,000	1,792,000
Total Stockholders’ Equity/ (Deficiency)	2,267,000	(76,000)	730,000	(1,141,000)	(2,571,000)

3B. Capitalization and Indebtedness
     Not Applicable.
3C. Reasons for the Offer and Use of Proceeds
     Not Applicable.
3D. Risk Factors
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
     We Have Incurred Net Losses Since Our Inception and Expect Losses to Continue. Except for net income of $732,000 for fiscal year ended February 28, 1996, we have not been profitable since our inception. During the year ended December 31, 2007, we earned $58,000 from the sale of Synthetic Calcium Carbonate (“SCC”) samples. No revenues were earned during the period commencing with the fiscal year ended February 28, 1999 up to the year ended February 29, 2004. For the year ended December 31, 2007, we had a net loss of $677,000 and an accumulated deficit of $44,368,000. The report of independent auditors on our December 31, 2007 financial statements includes an explanatory paragraph assuming the Company will continue as a going concern. Lack of operating funds may result in staff reductions and curtailing the construction currently planned. See Risk Factor entitled “If We Are Unable to Raise Funds Our Growth May Be Adversely Affected” below.
     If We Are Unable to Raise Funds Our Growth May Be Adversely Affected. Historically, we have had to seek capital for research and development of our SCC products due to lack of revenues. Based on the available amount of $117,000 in cash and $1,630,000 of a $2,500,000 line of credit with Epsom Investment Services, N.V. as of December 31, 2007, we believe we will have sufficient working capital to continue current operations for the next 12 months. We are in the process of securing a grant from the European Regional Structural Fund towards a 50% of the CapEx of our planned 100,000 tpa plant in Leuna Germany. The total project CapEx is estimated at €50 million.
     We believe that due to the environmental aspect of our technology, substantial grants and loans will be available for future projects. However, in the event that there is a cash shortage and we are unable to obtain a debt financing or grants, additional equity financing will be required. The proposed plants in Germany will also require additional funds, if our revenues or grants are unable to cover the building expenses. Seeking additional financing would dilute the ownership of existing shareholders.
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
     We Have Never Produced SCC on a Commercial Scale. We operated a 10 kg per hour pilot plant based in Norway, which was moved to Leuna in Germany in 2002. The equipment has now been scaled up on a ratio of approximately 60:1 but still requires to be scaled up on a ratio of approximately 20:1 for the commercial plant. Although specialist suppliers of filtration and drying equipment have conducted trials for us and found the scale up ratio to be within acceptable limits, there are no guarantees that the technology will operate as planned or that costs for additional modifications will not occur. In addition, if we are unable to produce SCC on a commercial scale we will be unable to successfully commercialize our SCC technology as planned in our business plan.
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
     Potential litigation or environmental exposure may have a material adverse effect on our financial condition or results of operation. Our operations are subject to international, federal, state and local governmental, tax and other laws and regulations, and potentially to claims for various legal, environmental and tax matters. While we carry liability insurance, which we believe to be appropriate to our business, an unanticipated liability, arising out of such a litigation matter or a tax or environmental proceeding could have a material adverse effect on our financial condition or results of operations.
Item 4(A). Unresolved Staff Comments
     Not Applicable.
Item 4. Information on the Company
4A. History and Development of the Company
     CalciTech Ltd., a Bermuda Company, has developed a new process for manufacturing high quality Synthetic Calcium Carbonate (“SCC”). Our process produces SCC from waste lime and air polluting carbon dioxide. SCC is a white pigment. It is also a calcium source for pharmaceuticals and food. As of the date of this report, we do not have facilities to commence production of SCC on a full commercial scale.
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
     Our administration headquarters are located at World Trade Centre, 10 Route de l’Aeroport, Geneva, Switzerland. We currently do not have full-scale commercial plants. We are currently engaged in the commercialisation and project development stage, and from an executive office in Magdeburg, Germany, we operate a small-scale production plant located in Leuna, Germany. This plant will currently produce bulk samples to support the sales activity to place the first 100,000 tons per annum plant production when it is commissioned. Construction and commissioning are expected to take 18 months from the conclusion of the project finance.
     We are also evaluating new product developments for new market applications and testing various feedstocks. It is intended that the small-scale plant will continue to produce and sell our sample material to support other projects in other regions. We are also engaged in the preliminary stage of planning and developing proposed full-scale commercial plants located elsewhere in Germany. See “4B. Business Overview — Business Activities.” No assurance can be given that the planned plants will be economically or technically feasible. We have generated no cash flows from our operations, other than those generated through limited sample sales. See “Item 3D Risk Factors.”
4B. Business Overview
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
     Currently, we are in discussions with industrial partner(s) to establish our first full scale commercial plant and are engaged in sales activity within the paper, food, pharmaceutical and cosmetic industries to seek commitment from potential customers to purchase SCC products from this first full scale commercial plant. In addition, we will have to seek industrial partner(s) or raise additional funds through loans from business partners, debt or equity financing and/or through environmental grants from authorities to build our initial plants. Assuming we have the capital to proceed, we intend to build a further 13 to 15 commercial plants over the next 3 to 4 years, some through joint ventures with financial or industry partners.
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
The SCC Process

Conventional PCC Production
     As shown above, there are a number of ways in which the SCC process differs from the conventional process. The advantages resulting from the differences between the SCC process and the PCC process are as follows:
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
Patents
     We first applied to patent our process of transforming waste lime into high quality SCC in 1998 and subsequently a patent was granted the United Kingdom. An international application was filed under the European Patent Cooperation Treaty in December of 1999 to expand the protection of our intellectual property on an international level. The patent examination was completed in May 2001 and patents were granted on July 31, 2003 in 13 European countries. Since then, patents have also been granted in Eurasia (Russia and the independent states formerly part of the Soviet Union), South Africa, Hong Kong, Indonesia, China, Republic of Korea, Slovakia, Australia, New Zealand and Poland. We have implemented patent registration in an extensive number of countries worldwide, including United States, Brazil, Canada, Czech Republic, Hungary, India, Japan, and Norway.
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
     CalciSGTM Products. CalciSGTM, is designed to provide a super gloss coating for premium grade printing and writing papers including both Ultra Light Weight Coated (“ULWC”) and Light Weight Coated (“LWC”) and coated folding boxboard. In the latter application, CalciSGTM allows for a reduction in calendaring nips to improve bulk at no loss in gloss.
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

     Following these tests using CalciSGTM, we developed our latest product, CalciRGTM for the rotogravure market as a high-end additive to Kaolin. In total, over twenty trials have been conducted with both scientific institutions and commercial paper producers, varying from lab scale to full-scale machine trials.
     In April 2003, we appointed GUSCO Handel as our sole sales representative to the paper and board industry in Europe for our SCC products: CalciLSTM and CalciSGTM GUSCO Handel is a subsidiary of family owned G. Schürfeld Group, founded in 1937 and is active as an accredited agency in the marketing and sales of forest products (pulp, paper, board and timber). Other parts of the Schürfeld Group include Cellpap Terminal Kiel GmbH, which specializes in the handling, storage and distribution of forest products, Drewsen Spezialpapiere GmbH & Co.KG, a well respected manufacturer of tailor made wood free specialty papers and Schleipen & Erkens, a paper converter that focuses on silicon coating for label paper. The broad experience of GUSCO Handel in the paper industry gained from its wide customer relations developed over many years, made them spot the unique growth opportunity presented by our SCC. GUSCO Handel was appointed as our European sales representative for paper to commence pre sales and reservation for the planned production from its proposed first commercial plant in Germany. We built a small scale plant at Leuna, Germany, and we also retained the services of W S Atkins plc of Stockport, UK as consulting engineers for our first large scale commercial plant, which resulted in their production of an in depth feasibility study and technical due diligence report. In September 2007, the Company received all the permitting document for the planned plant.
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
Business Activity: Germany
     We have finalized our plans to build our first full scale commercial SCC plant at Leuna, near Leipzig, Germany, on which our financing negotiations are based. The plant will produce 100,000 tons of SCC per year. At this site, we have access to 98%+ pure flue CO2 from the local oil refinery’s stack emissions after treatment by Linde AG.
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
     Following these transactions, we have access to over 3.5 million tons of carbide lime, but the original agreements will require re-negotiation for economic reasons for the material to be used in any future plant. MDSE is the government agency responsible for the management of the Environmental Legacy of Eastern Germany. When we use this historical waste lime it will form part of MDSE’s plan for landscape recovery.
     The German federal state of Sachsen-Anhalt will proceed with the approval process for the provision of a grant on receiving the house bank’s endorsement of the company’s application. A grant application was filed in December 2006 and it was proposed by the authority that this grant should be withdrawn so that the Company could re-apply and benefit from the more favourable 2007 grant. Due to delays in permitting the review by Brussels of all state guarantees and the rising commodity prices, particularly steel, we were unable to complete our due diligence exercise with the housebank prior to December 31, 2007, and on application to the grant office they kindly extended our deadline to early 2008. This will contribute 50% of the capital costs of the 100,000 tpa commercial plant located at Leuna. The grant is made available by the European Regional Structural Fund.
     We are arranging 20% equity mainly within Germany and our housebank will arrange project finance of 30%.
     We intend to produce slurry and dry products for sale in Germany and neighboring countries. Germany is currently the largest producer of coated paper with 4.75 million tones and a further 1.25 million tones of coated board in 2003. Both applications currently use a mix of kaolin and GCC in their production.
Business Activity: Republic of Slovakia
     We originally signed a memorandum of understanding with Novaky Chemical Company (“Novaky”) to form a joint venture company to produce SCC from Novaky’s waste lime. A joint venture agreement was signed on March 23, 2004. Novaky currently has over 1.5 million tons of waste lime in temporary storage and continues to produce more in its ongoing acetylene production. Following the granting of its patent in the Slovak Republic in February 2005, we commenced the technical, financial and marketing feasibility of a large production facility plant to serve the Central European market.
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
Business Activity: Americas
     In August 2002, we appointed Charles Kunesh, formerly research director of Specialty Minerals Inc. in America, to represent our program to identify suitable waste deposits for possible SCC manufacture. This has led to a number of discussions and we announced in April 2003 an agreement to conduct feasibility studies for such a project with Carbide Industries LLC of Louisville, Kentucky. We are not pursuing this project or any other North American project at the present time until commencement of our roll out programme.
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
     We first applied to patent our process of transforming waste lime into high quality SCC in 1998 and subsequently a patent was granted the United Kingdom. An international application was filed under the European Patent Cooperation Treaty in December of 1999 to expand the protection of our intellectual property on an international level. The patent examination was completed in May 2001 and patents were granted on July 31, 2003 in 13 European countries. Since then, patents have also been granted in Eurasia (Russia and the independent states formerly part of the Soviet Union), South Africa, Hong Kong, China, Indonesia, Slovakia, Australia and New Zealand. We have implemented patent registration in an extensive number of countries worldwide, including the United States, Brazil, Canada, Czech Republic, Hungary, India, Japan, Korea, Norway, and Poland.
     We have no registered trademarks and no pending trademark applications.
Financing
     During February 2004, our 6% convertible debentures with a value of $4,402,000 were re-negotiated by their retirement against the issue of new 5% debentures with a value of $4,642,000 to December 28, 2007. All terms of the convertible debentures remain unchanged from the original debenture notes.
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
     We are currently financed through a loan facility, up to $2,500,000, from Epsom Investment Services N.V. In September 2007, Epsom Investment Services N.V. agreed to convert $2,001,000 of the balance due under the credit facility agreement into our Common Shares on the basis of one share for each $0.29 of note. This conversion resulted in the issue of 6,900,000 common shares. In addition, in December 2007, Epsom Investment Services N.V. agreed to convert a further $1,259,697 of the balance due under the credit facility agreement into our Common Shares on the basis of one share for each $0.30 of note. This conversion resulted in the issue of 4,198,990 common shares. In December 2007, Epsom Investment Services N.V. agreed to extend the credit facility to August 30, 2009 .
     In addition, we have outstanding convertible debenture notes, with a maturity date of December 31, 2009, which are only repayable in cash at our option. Holders of the debenture notes do not have such an option and may only convert into our Common Shares at a conversion price of $1.75 on the maturity date. This, therefore, has no effect on our liquidity.
Revenue
     During the fiscal year ended December 31, 2007 and period ended December 31, 2006, we received revenues totaling $58,000 and $47,000 respectively from the sale of SCC samples. Please see the Consolidated Statement of Income and Item 8, Selected Financial Data, and Item 9, Management’s Discussion and Analysis of Financial Condition and Results of Operations, for more information.
Dependence on Customers and Suppliers
     We are not dependent upon a single or a few customers or suppliers for revenues for our operations.
Project and Product Development
     During the period ended December 31, 2006 and continuing through the fiscal year ended December 31, 2007, we moved out of the research and development stage and into the commercialization stage, and project and product development. Accordingly, we no longer incur project nor research and development expenses. $1,019,984 spent in the year on project and product development appears on the Balance Sheet as an intangible asset. We expensed $NIL on research and development in the fiscal year ended December 31, 2007.
     We expensed $NIL on research and development in the year ended December 31, 2007 and $NIL in the period ended December 31, 2006.

Organizational Structure: The following is our organizational chart:
4C. Property, Plant and Equipment
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
     Construction of the 100,000 tonnes per annum SCC plant in Leuna, Germany is expected to commence in the second quarter of 2008. The cost of the construction is estimated at Euros 50 million. Construction and commissioning are expected to take 18 months.
Item 5. Operating and Financial Review and Prospects
Overview
     We are currently in the process of commercialising our SCC based products. An important aspect of this commercialisation has been the building and commissioning of our small-scale production plant in Leuna, Germany. This facility has mainly been producing samples for potential clients to assess the desirability for their use in the production of coated paper. The trials conducted, varying from bench-

scale testing to full machine trials, have been successful. We have received responses from paper producers indicating their interest to acquire substantial quantities of our SCC based products once the first full-scale commercial-scale plant has been commissioned.
     More recently, we have provided sample material from the small-scale plant in dried form to non-paper companies. These trials, in the plastics, food and other industry sectors, have been successful and have led us to add a drying facility onto the planned large-scale plant at Leuna in order to be able to serve this part of the market.
     We are securing the financing for our commercial 100,000 tpa plant in Leuna, Germany. At completion this will be financed by:
•	Grant from European Structural Fund: up to 50% of the capital expenditure for the first plant,

•	20% of capital expenditure arranged by the Company, and

•	30% of capital expenditure by the German subsidiary company’s house bank.
     Letters of Intent (LoIs) and contracts have been submitted for take-off of production once this plant is commissioned. These LoIs and contracts substantially oversubscribe the 100,000 tpa planned capacity.
     We are currently financed through a loan facility, up to $2,500,000, from Epsom Investment Services N.V. Epsom Investment Services N.V. has extended the credit facility to August 30, 2009. In addition, we have outstanding convertible debenture notes, with a maturity date of December 31, 2009, which are only repayable in cash at our option. Holders of the debenture notes do not have such an option and may only convert into our Common Shares at a conversion price of $1.75 on the maturity date. This, therefore, has no effect on our liquidity.
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
5A. Operating Results
     The following discussion and analysis relates to items that have affected our results of operations for the years ended December 31, 2007, ten months ended December 31, 2006, and ten months ended December 31, 2005 (unaudited). During 2006, we changed our fiscal year end from February 28 to December 31, effective December 31, 2006. Accordingly, we have presented below, for comparative purposes, unaudited historical statements of operation for the ten months ended December 31, 2005. The information contained in the table below should be read in conjunction with our consolidated financial statements and accompanying notes included in this Annual Report on Form 20-F.

			(Unaudited)
	Year Ended	10 Months Ended	10 Months Ended
	December 31,	December 31,	December 31,
	2007	2006	2005
OPERATING REVENUE	$58,000	$48,000	$13,000

COST OF REVENUES	($60,000)	($32,000)	($43,000)

GROSS MARGIN	($2,000)	$16,000	($30,000)

Research and development expenses	$-0-	$-0-	$-0-
Project development expenses	$-0-	$-0-	$-0-
Product development expenses	$-0-	$-0-	$242,000
General and administrative expenses	$313,000	$410,000	$897,000
OPERATING LOSS	($314,000)	($394,000)	($1,169,000)

NET LOSS BEFORE INCOME TAXES	($656,000)	($622,000)	($1,619,000)

PROVISION FOR INCOME TAXES	($22,000)	$2,000	$-0-

NET LOSS	($678,000)	($620,000)	($1,619,000)

December 31, 2007 compared to December 31, 2006.
     Revenue. We had revenues totalling $58,000 for the year ended December 31, 2007 compared to $48,000 for the period ended December 31, 2006. Revenues are derived from sales of samples produced at the small-scale production facility in Leuna, Germany.

     Expenses. Product development and project development costs remained at $NIL. Product development and project development expenditure of $1,020,000 (December 31, 2006: $1,011,000) was capitalised as an intangible asset. General and administration expenses increased $59,000 to $683,000. This is explained by a full 12 months expenditure in 2007 as compared to 10 months in 2006. Even though we are now firmly engaged in the commercialization stage, project and product development continue but are recorded as Intangible Assets.
     Net Loss. The net loss in year ended December 31, 2007 increased to $678,000. In the 10 month period ended December 31, 2006 it was $620,000.
December 31, 2006 compared to December 31, 2005 (unaudited).
     Revenue. We had revenues totalling $48,000 for the period ended December 31, 2006 compared to $14,000 for December 31, 2005. Revenues are derived from sales of samples produced at the small-scale production facility in Leuna, Germany.
     Expenses. Product development costs decreased from $176,000 to $NIL, and project development costs remained at $NIL. Project Development expenditure of $1,011,000 was capitalised as an intangible asset. General and administration expenses decreased $253,000 to $624,000. This is explained by expenditure that was incurred on the Commercial Plant and which has been included in Intagible Assets in the Balance Sheet. Even though we are now in the commercialization stage, project and product development continue but are recorded as Intangible Assets.
     Net Loss. The net loss in fiscal year 2006 decreased to $620,000 from $1,619,000, in 2005 as a result of classifying Project and Product Development expenditure in the Balance Sheet as an Intangible Asset.
Foreign Currency Exchange Rates
     A significant portion of our business is conducted in currencies other than the United States dollar. As a result, we are subject to exposure from movements in foreign currency exchange rates. We do not currently engage in hedging transactions designed to manage currency fluctuation risks. See Notes to Consolidated Financial Statements — Note 2.5. Foreign Currency Translation.
Inflation
     Historically, inflation has not affected our business in the current locations where it does business and we do not expect that it will do in the future.
Interest Rate Sensitivity
     We are not currently subject to adverse movement in interest rates because our credit facilities are fixed at an interest rate of 8.50% and Convertible Debentures at an interest rate of 6%. The credit facility agreement requires repayment on August 31, 2009. We may redeem the Convertible Debentures before December 31, 2009. We do not currently engage in hedging transactions designed to manage interest rate fluctuation risks.
5B. Liquidity and Capital Resources
     As of December 31, 2007, our working capital deficiency increased to $1,000,000 from the working capital deficiency of $698,000 on December 31, 2006. Cash deposits were down $267,000 and current liabilities were up $73,000 on December 31, 2006.
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
     To develop and commercialize our SCC technology, we believe we will require approximately $6,000,000 for working capital for the next 12 months. However, given the cash on hand of $113,000, together with the credit facility of $2,500,000, of which $870,000 is un-utilized at the balance sheet date, and the continuing downward trend of expenses, we have sufficient working capital to meet our current obligations for the next 12 months. We have received assurances from the provider of this credit facility that it will continue to keep this credit facility available for this period although such assurances are not legally binding. To develop commercial production of the SCC products, this credit facility would be insufficient and further funding would be required.
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
     We will need approximately $15,000,000 to build our first full-scale plant with a production capacity of 100,000 tons per annum. The construction of the plant is being financed by a grant from the European Structural fund for up to 50% of the capital expenditure for the first plant, and the remainder from arrangements made by the Company and by the German subsidiary company’s house bank.
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
     On January 26, 2005, we concluded a private placement for a total of $2,250,000. The placement consisted of the issuing of 9,000,000 units, each unit consisting of one common share priced at $0.25, with one full common share purchase warrant for twelve months priced at $0.35 and one half warrant for twenty four months priced at $0.50. The placement was compliant with Regulation S of the United States Securities Act of 1933. Under this regulation, shares offered exclusively to non-US residents are subject to trading restrictions as laid down in our jurisdiction of domicile, which in our case is Bermuda. Resulting from this regulation, shares issued in the placement were subject to a trading restriction of 40 days. On January 21, 2006 warrant holders exercised their right to convert 9,000,000 warrants to ordinary shares at a cost of $0.35 per share, raising $3,150,000.
     In February 2005, Epsom Investment Services N.V. agreed to convert a further $1,400,000 of the balance due under the credit facility agreement into our Common Shares on the basis of one share for each $0.20 of note. This conversion resulted in the issue of 7,000,000 common shares. In addition, in February 2003, Epsom Investment Services N.V. agreed to convert a further $600,000 of the balance due on the credit facility agreement into our Common Shares on the basis of one share for each $0.24 of note. This conversion resulted in the issue of 2,531,645 common shares. In February 2004, Epsom Investment Services N.V. agreed to convert a further $2,000,000 of the balance due on the credit facility agreement into our Common Shares on the basis of one share for each $0.20 of note. This conversion resulted in the issue of 10,010,510 common shares. In December 2006, Epsom Investment Services N.V. agreed to extend the credit facility to August 30, 2008.
     In September 2007, Epsom Investment Services N.V. agreed to convert $2,001,000 of the balance due under the credit facility agreement into our Common Shares on the basis of one share for each $0.29 of note. This conversion resulted in the issue of 6,900,000 common shares. In addition, in December 2007, Epsom Investment Services N.V. agreed to convert a further $1,259,697 of the balance due under the credit facility agreement into our Common Shares on the basis of one share for each $0.30 of note. This conversion resulted in the issue of 4,198,990 common shares. In December 2007, Epsom Investment Services N.V. agreed to extend the credit facility to August 30, 2009.
     Additional financing will be required to enable us to implement our business strategy of growth, which includes investment in joint ventures in the SCC industry. No assurances can be given that we will be able to raise cash from additional financing efforts. If we are unable to obtain sufficient funds from future financing, we may not be able to fully achieve our business objectives.
5C. Research and Development, Patents and Licenses, etc.
     We expensed $NIL in the year ended December 31, 2007 and $NIL in the ten month period December 31, 2006 on research and development.
5D. Trend Information
     Revenue from the principal activity commenced for trial purposes since the year ended February 29, 2004. At the present time, we have not generated any revenue from producing SCC on a commercial scale and have incurred substantial losses due to expenses associated with our close of past Trylene and Acetylene Gas businesses and research and development expenses.
5E. Off Balance Sheet Arrangements
     None.
5F. Tabular Disclosure of Contractual Obligations
     Contractual obligations for the fiscal year ended December 31, 2007 are disclosed as follows:

	Dec 31, 2007	Payments Due by Period
Contractual Obligations	Total	< 1 year	1-3 years	4-5 years	> 5 years
	$	$	$	$	$

Credit facility	1,630	0	1,630	0	0
Convertible debentures	0	0		0	0
Debenture Interest payable	0	0		0	0
Equipment leasing	0	0		0	0
Property rental	140,400	37,440	103,000	0	0

Total Contractual Cash Obligations	142,030	37,440	104,630	0	0
     We categorized our contractual obligations based on the following:
     Credit facility. This is the balance on the credit facility with Epsom as at December 31, 2007. It is not repayable until August 2009 and is therefore a non-current liability. Under the original the credit facility agreement with Epsom, any outstanding balance due under the credit facility agreement can be converted in part or in whole into our Common Shares at any time at the option of the Epsom Investment Services NV. The conversion price is equal to 80% of the trading price per share of our Common Share on the date such note was made or additional advances were made. However, effective as of February 2006, the outstanding balance is no longer convertible into our Common Shares.
     Convertible Debentures. The convertible debentures expired at December 31, 2007. However, debenture holders were offered and accepted new debentures with a maturity date of December 31, 2009, and falls into the 1-3 year(s) period.
     Interest payable. The interest payable on convertible debentures is due up to the date of maturity.
     Property Rental. The lease for the building containing the Small Scale Plant expires in September 2011.
6. Directors, Senior Management and Employees
6A. Directors, Senior Management
     The following is a list of our directors and officers and a brief description of their business experience. There are no family relationships between any officers and directors.
     At our Annual General Meeting of Shareholders held on July 20, 2007 the Board of Directors were elected.

Name	Age	Positions Held	Period
Roger A. Leopard	65	Director	June 2001 — Present
		President and Chief Executive Officer	February 2000 — Present
Alan Edward Perkins	70	Director	February 2005 — Present
John M. Smith	72	Director	August 1993 — Present
Howard Edmund Browning	64	Director	March 2005 — Present
Nicholas Meadmore	58	Chief Financial Officer	September 2005 — Present
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
     John M. Smith. Mr. Smith is our Director and earned his Bachelor of Arts degree with honours from the University of Hull, England. Mr. Smith has enjoyed a distinguished career in international banking; first with Barclays Bank from 1959 through 1971 in various postings worldwide, and subsequently as Assistant Manager with Barclays Geneva, which position he held until 1979. In 1979, Mr. Smith became a partner in a Geneva based fiduciary company. In 1989, he was appointed General Manager and subsequently, Managing Director of Rathbone Trust Company SA, a wholly owned subsidiary of Rathbone Brothers PLC, an established private banking and trust company quoted on the London Stock Exchange. Mr. Smith retired from his position as a non-executive director of Rathbone Trust Company SA on December 31, 2007. In 1995, Mr. Smith was awarded an MBE for voluntary services to the British Community in Switzerland.
     Howard Edmund Browning. Dr. Browning is our Director, and obtained his MA and D. Phil. in Organic Chemistry at Oxford University and an IEP at Insead. Involved in the formation of Zeneca, he spent 27 years, from 1969 to 1996, with ICI/Zeneca, initially in research at ICI Plastics in the United Kingdom, then subsequently as Business Manager of ICI Resins and Petrochemicals, operating both in Europe and the Far East. Later as General Manager of ICI Bioproducts and Planning, he created the Zeneca Lifescience Molecules business. Since 1996, he has been Chairman of the Tullis Russell Group plc, the papermaking and converting group, in the United Kingdom. Dr. Browning comes with a wealth of experience in the areas in which we are embarking, such as paints, resins and more recently, the paper industry.
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
6B. Compensation
     During our fiscal year ended December 31, 2007, we paid an aggregate of $336,000 in compensation to our directors and officers as a group for services in all capacities. We did not make any payments for pension or retirement plans for officers and directors.
Directors’ Compensation
     Directors who are not our employees are compensated by stock options and $1,000 for each board meeting attended, in addition to travel expenses. Directors, who are also our officers, do not receive additional compensation for serving as Directors.
Executive Compensation
     The following table sets forth the aggregate cash compensation paid for the past fiscal year for executive compensation:

SUMMARY COMPENSATION TABLE

						Long Term Compensation
		Annual Compensation		Awards		and Payouts
					Securities
		Cash	Other Annual	Restricted	Underlying	LTIP	All Other
Name and	Fiscal	Compensation	Compensation	Stock	Options	Payouts	Compensation
Principal Position	Period	$	$	Award(s)	#	$	$

Roger A. Leopard C.E.O. & President	Dec 2007	218,000	Nil	Nil	500,000	Nil	Nil

Nicholas Meadmore C.F.O.	Dec 2007	118,000	Nil	Nil	Nil	Nil	Nil
6C. Board Practices
     Our Directors serve a one-year term and are elected at the Annual General Meeting of Shareholders. At the Annual General Meeting of Shareholders, held on July 20, 2007 the shareholders elected Messrs. Roger A. Leopard, John M. Smith, Alan Edward Perkins and Howard Edmund Browning as Directors. Our officers are elected by the Board to serve at the pleasure of the Board. We have no contracts with any of our Directors that provide for payments upon termination.
     During the period ended December 31, 2007, Messrs. Perkins and Smith comprised the Audit Committee and Messrs Leopard and Browning comprised the Compensation Committee. The primary functions of the Audit Committee are to review the scope and result of the audit performed by our independent accountants, our internal accounting controls, non-audit services performed by the independent accountants and the cost of accounting services. The Compensation Committee reviews all compensation proposed for senior management and Board members.
6D. Employees
     Our subsidiary, CalciTech Group Services SA, has three (3) full-time employees and no part-time employees located in Switzerland. We have three (3) officers located in Switzerland: Mr. Leopard, Mr. Smith and Mr Meadmore. CalciTech Deutschland GmbH has five (5) full-time employees and no part-time employees located in Germany. We and our other subsidiaries do not have employees.
6E. Share Ownership
     The following table sets forth the share ownership of our Officers and Directors as of date of March 31, 2008.

	Dec 31, 2007
	Number of
	Shares	Percent

Roger A. Leopard (non-beneficial)	1,095,625	1.10%
John M. Smith	225,668	0.23%
Alan Perkins	100,000	0.10%
Howard Browning	0	0
     Mr. Leopard is a non-beneficiary of the above shares as they are owned by a trust in which he has no interest.

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
     During the fiscal year ended December 31, 2007, we issued no share options. The Balance of outstanding options is shown in the table below:
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
7A. Major Shareholders
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
     On January 16, 2006, New Star converted 1,919,000 warrants into common shares. As per the New Star latest filing of Schedule 13G/A with the SEC, their current holding is 6,338,000 shares which represents 6.3% of the outstanding common shares.
     As of December 31, 2007, there were 1,350 record holders of Common Shares in the United States representing approximately 97.5% of the total shareholders as reported to be held in the records of Computershare Trust Company, the Registrar and Transfer Agent for the Common Shares.
7B. Related Party Transactions
     The amount paid to our shareholders, directors and officers and their related companies for consulting and other services totaled $105,000 and $230,000 for the year ended December 31, 2007 and for the period ended December 31, 2006.
     In the financial year ended December 31, 2007, this amount included $7,000 paid to directors and $99,000 paid to EuroHelvetia TrustCo S.A. In the financial year ended December 31, 2006, this amount included $52,000 paid to directors ($245,000 in the year ended February 28, 2006) and $275,000 paid to EuroHelvetia TrustCo S.A. ($246,000 in the year ended February 28, 2006), who were contracted by us to act as our exclusive financial advisors. EuroHelvetia charge their fees for work related to advice on private placements, fund raising and project finance. Roger A. Leopard, our Chief Executive Officer and President, is also a director of EuroHelvetia TrustCo S.A. EuroHelvetia also provides administration of Epsom Investment Services N.V.
     The fees and services were approved by the independent directors.
7C. Interest of Experts and Counsel.
     Not Applicable.
Item 8. Financial Statements
8A. Consolidated Statements and Other Financial Information
     We have attached the following financial statements to this Annual Report:
•	Auditors’ Report.

•	Consolidated Balance Sheet for years ended December 31, 2007 and December 31, 2006.

•	Consolidated Statement of Operations for the years ended December 31, 2007, December 31, 2006, and February 28, 2006.

•	Consolidated Statement of Shareholders Equity (Deficit) for the years ended December 31, 2007, December 31, 2006, and February 28, 2006.

•	Consolidated Statement of Cash Flows for the years ended December 31, 2007, December 31, 2006, and February 28, 2006.

•	Notes to Consolidated Financial Statements.
Dividend Policy
     We have never paid any dividends and do not intend to in the near future.

8B. Significant Changes
     None.
Item 9. The Offer and Listing
9A. Price History of Stock
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
     On September 27, 2004, following a full review by our Board of Directors, we decided that it was in our best interest as well as our shareholders to request to delist our Common Shares from the TSX Venture Exchange. Permission for the delist had been granted by our shareholders at the Annual General Meeting held on October 29, 2003. Permission to delist was granted on January 19, 2005. The reasons underlying the request to delist were as follows:
•	The continuing obligations and resulting demands on our financial and personnel resources required in maintaining the TSX listing, were considered to be in no proportion to the benefits received from this listing.

•	Service levels received by us were considered to fall substantially short of those to be expected from a professionally run exchange.

•	The level of competence and swiftness of response from the TSX in relation to issues raised by us were considered to be lacking. Example of aforementioned is the serious delay by the TSX, of over one year, in approving newly issued CalciTech stock.

•	During our time on the TSX, we had been confronted with a number of unjustifiable trade halts. In these instances it was found that the TSX refused to communicate clearly and in a timely fashion to the arguments brought up by us. The insistence by the regulatory bodies in Canada on two occasions that we file a Quarterly Management Discussion and Analysis as a prerequisite for resumption of trade, were wholly unfounded under BCSC and ASC regulation. We were forced to expend significant resources in resolving a situation we had been forced into unnecessarily.

•	We felt our resources were better spent in consolidating our North American listing on the OTC Bulletin Board while focusing on implementing new and anticipated procedures in compliance with the Sarbanes-Oxley Act.

•	It was felt that a consolidation on the OTC Bulletin Board would concentrate trading in our shares, thereby providing a more accurate picture to shareholders of trading pattern on the North American market.

•	The consolidation was also seen as a measure to reduce arbitrage trading on the North American markets.
     The high and low prices expressed in Canadian dollars on the TSX for our Common Shares and the high and low prices expressed in United States dollars quoted on the OTC Bulletin Board for the last six (6) months, each quarter for the last two (2) fiscal years and annually for the last five (5) years are as follows:

	TSX Venture Exchange		OTC Bulletin Board		OFEX
	C$	C$	US$	US$	UK£	UK£

Period	High	Low	High	Low	High	Low
March 2008	N/A	N/A	$0.29	$0.20	£0.12	£0.12
February 2008	N/A	N/A	$0.28	$0.20	£0.13	£0.12
January 2008	N/A	N/A	$0.29	$0.20	£0.13	£0.12
December 2007	N/A	N/A	$0.29	$0.20	£0.14	£0.14
November 2007	N/A	N/A	$0.29	$0.25	£0.15	£0.12

2007	High	Low	High	Low	High	Low
4th Qtr ended December 31, 2007	N/A	N/A	$0.35	$0.20	£0.16	£0.12
3rd Qtr ended September 30, 2007	N/A	N/A	$0.35	$0.16	£0.17	£0.11
2nd Qtr ended June 30, 2007	N/A	N/A	$0.44	$0.26	£0.24	£0.17
1st Qtr ended March 31, 2007	N/A	N/A	$0.56	$0.35	£0.25	£0.21

2006	High	Low	High	Low	High	Low
4th Qtr ended December 31, 2006	N/A	N/A	$0.44	$0.25	£0.21	£0.17
3rd Qtr ended September 30, 2006	N/A	N/A	$0.30	$0.18	£0.17	£0.13
2nd Qtr ended June 30, 2006	N/A	N/A	$0.51	$0.25	£0.27	£0.17
1st Qtr ended March 31, 2006	N/A	N/A	$0.59	$0.31	£0.29	£0.21

Period	High	Low	High	Low	High	Low
Jan 1, 2007 - Dec 31, 2007	N/A	N/A	$0.56	$0.16	£0.25	£0.11
Jan 1, 2006 - Dec 31, 2006	N/A	N/A	$0.60	$0.13	£0.29	£0.13
Jan 1, 2005 - Dec 31, 2005	$0.40	$0.30	$0.29	$0.15	£0.12	£0.11
Jan 1, 2004 - Dec 31, 2004	$0.49	$0.24	$0.31	$0.18	N/A	N/A
Jan 1, 2003 - Dec 31, 2003	$0.73	$0.39	$0.41	$0.25	N/A	N/A
9B. Plan of Distribution
     Not Applicable.
9C. Markets
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

9D. Selling Shareholders
     Not Applicable.
9E. Dilution
     Not Applicable.
9F. Expenses of the Issue
     Not Applicable.
Item 10. Additional Information
10A. Share Capital
     Not Applicable.
10B. Memorandum and Articles of Association
     We were incorporated on November 9, 1978 in from British Colombia, Canada. On February 13, 1995, we filed a memorandum of continuance to reincorporate from British Colombia, Canada to Bermuda. On September 11, 2000, we amended our Articles to change our name to CalciTech Ltd.
Common Shares
     We are authorized to issue 150,000,000 Common Shares, par value $0.001. All issued and outstanding Common Shares are fully paid and non-assessable. Each holder of record of Common Shares is entitled to one vote for each common share so held on all matters requiring a vote of shareholders, including the election of directors. Shareholders are not entitled to cumulative voting for directors. The holders of Common Shares will be entitled to dividends on a pro-rata basis, if and when declared by the Board of Directors. There are no preferences, conversion rights, pre-emptive rights, subscription rights, or restrictions on transfers attached to the Common Shares. In the event of our liquidation, dissolution or winding up, the shareholders are entitled to participate in the distribution of our assets available after satisfaction of the claims of creditors.
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
10C. Material Contracts
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
10D. Exchange Controls
     Control over foreign currency has existed in Bermuda since 1940 and is now governed by the Exchange Control Act of 1972 (the “Exchange Control Act”) and regulations promulgated thereunder and is administered by the Bermuda Monetary Authority (“Foreign Exchange Control”). The Exchange Control Act regulates foreign currency transactions between a resident of Bermuda and a non-resident of Bermuda. However, exempted companies, like us, are designated as “non-resident” for purposes of the Exchange Control Act, and as such, are entitled to maintain foreign currency bank accounts and to freely convert the balances in such accounts into currencies of other countries. Because exempted companies are designated as “non-resident” under the Exchange Control Act, consent from Foreign Exchange Control is required prior to incorporation. Prior consent of Foreign Exchange Control is also required to issue or transfer any share, debenture or other security of an exempted company. General permission may be given to issue or transfer shares or other securities, in connection with a public issue, which are to be freely transferable. We received Bermuda’s permission to transfer our shares, which may be traded on the OTC Bulletin Board.
10E. Taxation
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

10F. Dividends and Paying Agents.
     Not Applicable.
10G. Statement of Experts.
     Not Applicable.
10H. Documents on Display.
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
     Our Common Shares are listed on the OTC Bulletin Board and similar information can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. Copies of our material contracts are kept in our administrative headquarters.
10I. Subsidiary Information
     Not Applicable.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
     We have no significant market sensitive instruments other than foreign currency transactions discussed in Item 5.A.
Item 12. Description of Securities Other than Equity Securities
     Not Applicable.
Item 13. Defaults, Dividend Arrearages and Delinquencies
     None.
Part II
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     None.
Item 15. Controls and Procedures.
(a) Disclosure Controls and Procedures.
     As a Bermuda company listed on the Over-the-Counter Bulletin Board (OTCBB), Calcitech complies with the disclosure requirements of the Securities and Exchange Commission (SEC) and the OTCBB for foreign private issuers. These include the requirement to make certain filings with the SEC. As a foreign private issuer, some of the SEC’s regulations and requirements which apply to domestic issuers are not applicable to Calcitech. Calcitech’s reports, including its annual report on Form 20-F, are available at www.calcitech.com/investors.

     As of the end of the period covered by this annual report, an evaluation was carried out under the supervision of management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of Calcitech’s disclosure controls and procedures (as defined in Rule 13a—15e) under the US Securities Exchange Act of 1934. Based upon that evaluation, the CEO and CFO concluded that these disclosure controls and procedures were effective as of the end of the period covered by this annual report. No significant changes were made in Calcitech’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.
     In addition, our officers have also concluded that our disclosure controls and procedures are effective to ensure that information required under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow all timely decisions regarding required disclosure.
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
(b) Management’s Annual Report on Internal Control over Financial Reporting.
     The management of CalciTech Ltd. (CalciTech) is responsible for establishing and maintaining adequate internal control over financial reporting. CalciTech’s internal control over financial reporting is designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. CalciTech’s internal control over financial reporting includes those policies and procedures that:
•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets;

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation and fair presentation of financial statements, and that receipts and expenditures of the company are being made only in accordance with authorizations of CalciTech management; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     CalciTech management assessed the effectiveness of CalciTech’s internal control over financial reporting as of December 31, 2007 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework, Guidance for Smaller Public Companies. Based on this assessment, management believes that, as of December 31, 2007, CalciTech’s internal control over financial reporting was effective.
(c) Attestation Report of the Registered Public Accounting Firm.
     Not Applicable.
(d) Changes in Internal Control over Financial Reporting.
     None.

Item 16.
16A Audit Committee Financial Report
     There are currently two members on the Audit Committee. Mr. John M. Smith and Mr. Alan Edward Perkins constitute the members of the Audit Committee. Both Messrs Smith and Perkins are independent directors. Due to the size of the Audit Committee, the Board has not determined that a member of the Audit Committee is qualified as an Audit Committee Financial Expert.
16B Code Of Ethics
     We have adopted a “code of ethics” (as that term is defined in Form 20-F) (the “Code of Ethics”), which is available on our website at www.calcitech.com.
16C Principal Accountant Fees And Services
     The independent auditor for the fiscal years ended December 31, 2007, December 31, 2006 and December 31, 2005 was HW Fisher & Co and for the year ended February 28, 2006 was HW Fisher & Co, and for the year ended February 28, 2005 was MRI Moores Rowland LLP.
Audit Fees
     The aggregate fees billed by HW Fisher & Co for professional services rendered for the audit of our annual financial statements on Form 20-F for the fiscal year ended December 31, 2007 was $55,000.
     The aggregate fees billed by HW Fisher & Co for professional services rendered for the audit of our annual financial statements on Form 20-F for the fiscal year ended December 31, 2006 was $50,000.
     The aggregate fees billed by HW Fisher & Co for professional services rendered for the audit of our annual financial statements on Form 20-F for the year ended February 28, 2006 was $35,000.
Audit-Related Fees
     The aggregate fees billed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of our financial statements for the year ended December 31, 2007 was $NIL, December 31, 2006 was $NIL, December 31, 2005 was $ NIL and February 28, 2006 was $NIL.
Tax Fees
     The aggregate fees billed for tax compliance, tax advice and tax planning rendered by our independent auditors for the fiscal year ended December 31, 2007 was $NIL, December 31, 2006 was $NIL, December 31, 2005 was $NIL and February 28, 2006 was $NIL.
All Other Fees
     The aggregate fees billed for all other professional services rendered by our independent auditors for the fiscal year ended December 31, 2007 was $NIL, December 31, 2006 was $NIL, December 31, 2005 was $NIL and February 28, 2006 was $NIL.
     The Audit Committee does not have any pre-approval policies or procedures. The percentage of hours expended on the principal accountant’s engagement to audit our financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees was 0%.

16D Exemptions From The Listing Standards For Audit Committees
     Not applicable.
16E Purchases Of Equity Securities By The Issuer And Affiliated Purchasers
     None.
Part III
Item 17. Financial Statements
     The following Financial Statements pertaining to us are filed as part of this Annual report:
•	Auditors’ Report.

•	Consolidated Balance Sheet for the year ended December 31, 2007 and 10 months to December 31, 2006.

•	Consolidated Statement of Operations for the year ended December 31, 2007, 10 months to December 31, 2006, and the year ended February 28, 2006.

•	Consolidated Statement of Shareholders Equity (Deficit) for the year ended December 31, 2007, 10 months to December 31, 2006, and the year ended February 28, 2006.

•	Consolidated Statement of Cash Flows for the year ended December 31, 2007, 10 months to December 31, 2006, and the year ended February 28, 2006.

•	Notes to Consolidated Financial Statements.
Item 18. Financial Statements
     See Item 17.
Item 19. Exhibits

Exhibit No.	Name

1.1	Articles of Kemgas Ltd. (1)

1.2	Altered Memorandum of Kemgas. (1)

1.3	Altered Memorandum of Kemgas, dated July 29, 1994 (2)

1.4	Certificate of Continuance to Bermuda, dated February 13, 1995 (2)

1.5	Bye-Laws of Kemgas, as adopted June 1995 (2)

1.6	Certificate of Incorporation on Change of Name dated September 11, 2000 (3)

4.1	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated February 28, 2005 (4)

4.2	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated April 2006 (5)

Exhibit No.	Name

4.3	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated August 15, 2006 (5)

4.4	Form of 5% Convertible Debenture due February 28, 2005 (4)

4.5	Form of Addendum to 5% Convertible Debenture Due February 28, 2005 (4)

4.6	Consulting Agreement between CalciTech Ltd. and H.J. Mark Tompkins dated February 25, 2005 (4)

8.1	List of Subsidiaries (4)

12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act*

12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act*

13.1	Certification under Section 1350*

*	To be filed herewith

(1)	Previously filed with Registration Statement on Form 20-F under the Securities Exchange Act of 1934 on June 29, 1992.

(2)	Previously filed with the Form 20-F submitted for the fiscal year ended February 28, 1997.

(3)	Previously filed with the Form 20-F submitted for the fiscal year ended February 29, 2000.

(4)	Previously filed with the Form 20-F submitted for the fiscal year ended February 28, 2005.

(5)	Previously filed with the Form 20-F submitted for the fiscal year ended February 28, 2006.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual report on Form 20-F on its behalf.

DATED: April 10, 2008	CALCITECH LTD.
	By:	/s/ Roger A. Leopard
Roger A. Leopard
President and Chief Executive Officer

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007

Dear Shareholder
Please find herewith the audited accounts for the year ended December 31st, 2007. In 2006 your board had decided to change the company’s year end from 28th February to a calendar year to more reflect European and American practice. For comparison, we now also present accounts for the 10 month period ending December 31st, 2006.
Revenues increased from $48,000 to $58,000 and were entirely generated through the sale of SCC samples for potential client trialing. This increase reflects the 12 month activity in 2007, as compared with the 10 month activity in 2006.
With the continued development of our projects and products, and the increased rate at which these are undergoing feasibility studies, your Board of Directors has capitalised both project and product development costs to the value of $1,019,983. These will be funded through our owned and joint venture companies as they develop. Consequently, project and product development expenses were $NIL, as they were for the 10 month comparative period. In addition the Board of Directors have included a further $1,086,653 in intangible assets, which represent pre-finance costs incurred relating to our planned commercial plant at Leuna and will be funded out of the project finance on closing.
In the year, General and Administrative expenditure increased $59,000 over the 10 month period to December 31, 2006. However, overall, the monthly rate of G&A expenditure fell by $5,400 from the previous 10 month period to December 31, 2006. Net losses for the year increased $57,287 to $677,507, and but overall, this represents a monthly fall in deficit of $5,500 from the previous 10 month period to December 31, 2006.
We finished the year $117,494 in cash and cash equivalents and, under International Financial Reporting Standards, we are pleased to report a shareholders’ surplus of $2,174,447, compared to shareholders deficit of $76,333 as at December 31, 2006. Epsom Investment Services continued to support your company throughout the year and converted $3,260,697 of debt into 11,098,990 shares.
2008 will mark a major change for your company from a small technology development business to a fully commercialised activity. This is an opportunity therefore, while bringing you up to date with our progress, to also explain in more details how your Board of Directors plans to develop our business over the next few years with a view to growth beyond that time. I am therefore reiterating my letter to shareholders recently posted to our website for the benefit of shareholders that may not have seen it.
Your Board of Directors has recently approved our strategy to now commence building a portfolio of production units developed through feasibility and financing to a “ready to build” state within the next several years. This timing is designed to coincide with the commissioning and deliveries of product to our customers from the Leuna plant. Our target now is to develop in excess of 2,000,000 tons per annum of productive capacity within this period. This would equates to some thirteen to fifteen plants, as the minimum benchmark is foreseen the same as for Leuna of 100,000 tons per annum. This tonnage represents, on our estimates, less than 5 % of the anticipated market size by the time they come on line.
The accompanying notes are an integral part of the consolidated financial statements

Over some years now your Company has identified a considerable number of potential locations around the globe where projects might be situated. This allows us to be very selective on the first round of new buildings. There are a number of fundamental considerations to determine a project worthy of committing resource to feasibility, but the overriding key is of course market demand for our products. CalciTech is now well versed in handling all these aspects. However, our company philosophy is focused on being the supplier of specialty SCC designed products produced by our unique method, thus a product design and marketing company. We shall continue to enhance our technology where appropriate to define product where we can find a strong demand.
The building of production units is of course a necessity and to this end CalciTech is partnering a well known engineering organisation, with Global reach, that will build all our plants with us, of course including Leuna. The design of the Leuna plant is now defined, but your company expects to make significant improvements with the engineering partners, both in cost and yield during this next period. This will allow the building of larger production units capable of being very competitive particularly in the paper coatings market, one of the largest sectors by volume. Our objective is to clearly define “the CalciTech plant” for SCC production and we expect all future plants to be built along these lines.
To take all these steps, now is the time to put in place our front line management team. We have an excellent team of specialists that has brought us to this point today to commercialise, but a technology development business is not about line reporting if it is to succeed. I had decided to appoint immediately a Chief Operating Officer, a Chief Financial Officer and a Vice President of Marketing. I am pleased to say that I have recently appointed Mr Thomas Livingstone-Learmonth to that of COO. I refer shareholders to the press release on our website concerning this appointment, but briefly, Thomas comes to your Company with considerable managerial experience and significant expertise in the paper industry. I hope to make announcements concerning the other appointments shortly. With these new appointees reporting to me, I expect to develop further our management team during this fiscal year, so that we are hopefully with our full team for 2009.
The global opportunity for SCC is such that an additional two million tonnes will only form a relatively small portion of the market, as I point out above, less than 5%. The additional production capacity would therefore not be disruptive and an independent market study has shown that this can easily be absorbed by market growth alone. This in turn means that the effects of competitive dynamics will be limited, and we see no great hurdles for the adoption of SCC with its range of improved properties and cost performance, as the oversubscription of the planned Leuna plant has already demonstrated.
In fact, as a new generation specialty material, we expect not only for customers to take our materials to improve their products but it is also in the interests of other suppliers to take our material to enhance their offerings. Independent trials have shown the ability of our SCC to significantly enhance the product characteristics of presently used pigments and fillers. We foresee that CalciTech will be working with, rather than against current suppliers in the market, thereby enabling these companies to upgrade their product offering, and hence realise sustainable margins. This will provide us with access to customer base, making CalciTech a producer of niche value added products with volume supply.
The accompanying notes are an integral part of the consolidated financial statements

We are looking at a variety of projects and project structures. As I will discuss elsewhere in this letter, the size and therefore opportunity for premium non-paper products, turns out to be much larger than originally anticipated based on literature in the public domain. This brings with it the opportunity for new projects in areas where the paper industry only forms a marginal part of the potential client landscape. We anticipate our SCC to play an important role in the development of the industrial minerals sector and will develop projects that adhere to market dynamics in growth markets of the future, such as plastics and glass. The key dynamics we have observed in the market are the search for materials that will improve the quality of the end product, those that improve processing economics and innovative materials that will allow for a company to offer products with new characteristics or products that comply with regulatory or other product related demands, while working with existing machinery. CalciTech’s SCC has been shown by third parties to fill these requirements and to constitute a leap forward in what is possible.
Thus, we will be adopting varying commercial models for the next phase of projects. However, we are ready to invite industrial partners into joint ventures which may be production JV’s, whereby CalciTech will deal with all offtake or full JV’s, dependent on circumstances in each case. CalciTech would expect some synergy with the operation in selecting partners, but does not generally expect to handle production alone in the variety of territories envisaged. Our anticipated plant will be based on a merchant principle, in which revenues from the plant are secured with a variety of clients across a range of industries, which entails a variety of product. A number of discussions are now underway which we expect to lead to early commitments.
Our first commercial phase is now clear and will be defined over the next several years. Thereafter, with a successful first phase, we have every expectation of rolling out a considerable further number of plants worldwide. Of course such programmes require funding. Our project at Leuna indicates that our projects require some 20% of CAPEX by way of equity permitting the balance to be funded by project and bridging finance. In many cases grants and other subventions may well be available. Of course, where partners participate they will be required to subscribe their share of the equity. We expect funding for our project at Leuna to be completed with negligible dilution to our shares. However, although we have no capital requirements now for further plants in our commercialisation program, we shall need additional working capital for operations over the next few years until revenues commence at Leuna. In addition we are already investing in a further upgrade of the production capacity of our small-scale facility, which will enable us to service a number of customers in the high-end, low volume markets. These customers will be our first commercial clients, but our purpose is also to develop the plant as part of our planned operator training school. Whilst we expect to employ some 60 operating personnel at our Leuna plant there will be a considerable call for operators with some 10 or 12 new plants being committed to build. Of course the projected revenues of this small plant will not be significant, but will materially contribute to reduction of training costs, while servicing certain customers that would not otherwise be possible for a further two years.
Any fund raising exercise brings up the question of valuation. As shareholders know, during the development phase under International and US accounting practice, all expenditure relating to our IPR, other than direct patent cost, has to be written off to Profit & Loss Account. This has led to a significant
The accompanying notes are an integral part of the consolidated financial statements accumulation of past losses while giving no reflection to the value of the IPR created in our Balance Sheet. With our progress with the Leuna model, the board confirms its decision to capitalize the costs of product and project development, in line with its accounting policies. This has led to a significant reduction in loss charges these last several years and although our operating costs will increase substantially these next several years due to the development of this new planned production, the majority of this expenditure will be of a capital nature, with some resulting value at last building up in our Balance Sheet. This of course does not include the development cost of our IPR and this can only be recognized in the market price of our shares by the market’s recognition of the substantial potential earnings capability of the IPR.
With our current US and UK junior listings we have very limited exposure to the real investment market and your board has now requested that I appoint advisers to take our shares to a full Stock Exchange for listing. Although several exchanges are available in Europe, the costs of listing on any of these would be prohibitive and we believe would not be an appropriate use of shareholders’ funds. We are however a fully SEC compliant registrant and file with the SEC each year a form 20F: as a foreign issuer. This is a prospectus level document and makes it fairly straightforward to apply to the NASDAQ for a listing. Advisers have now been appointed to determine that CalciTech will meet the necessary criteria and to deal with the application, at the same time raising new funds to carry the company forward as described above. We consider a NASDAQ listing to have many short-term positive effects, but also long-term this move will greatly enhance our ability to develop the Company. In particular institutions as well as brokers can take an interest in your company, whereas previously they were barred from doing so for compliance reasons.
Another dynamic that has gathered increasing traction on the capital markets is the environment. CalciTech takes a strong position in this respect, with its technology capable of consuming industrial lime waste from a variety of sources, as well as its consumption of carbon dioxide. Though the effect of new regulation is not yet clear, there may be some instances in which your company could possibly be able to benefit from its ability to consume this greenhouse gas and obtain credits. Furthermore, the consumption of polluting substances like carbide lime adds a strong environmental dimension to our operations. Additionally, one of the operational models we are developing is the so-called quarry head model, in which CalciTech will operate an SCC facility right where burnt lime is being produced, and in this way immediately sequestering carbon dioxide that the burnt lime supplier would produce. In this case, a totally carbon neutral operation is established. Furthermore, feedback your company has received in certain of its trials leads management to believe that the ethical aspects of CalciTech’s model is as least as strong a selling point as the inherent superior qualities of our products. This dynamic could possibly lead to situation in which our customers would use the green aspects of the SCC in their end-products as a marketing tool.
The last two years your Company has made great strides towards the building of its first full-scale SCC plant at Leuna in Germany, which is now benchmarked at 100,000 tpa. As you may have seen from announcements, we had expected to complete financing by December 2006. The Investment Bank of Saxony Anhalt proposed we reapplied in 2007 as they were able to provide an improved grant in that year. This should not have caused much of a delay, however, CalciTech’s desire to upgrade the plant
The accompanying notes are an integral part of the consolidated financial statements from a slurry only plant to a part dry delivery plant gave rise to a repeat of the permitting process, which took us into the late Summer of 2007. By this time it became clear for the need to change the financing structure due to the sub-prime problems that, though originating in the US, had a serious effect in Germany as well. This was coupled with announcements from Brussels that the structure of the state guarantees would change and details would not be available until after the Summer. A decision was taken at that time to restructure the financing without a State guarantee and enter into a new Terms Sheet. Rightly it appears as, just before the Christmas holiday, Brussels declared the changes for 2007 whereby CalciTech would no longer qualify for the guarantee due to its credit status. Despite all these delays we have been able to enhance our project in a number of ways and have been granted an extension by the Investment Bank for our 2007 grant claim of 50% of CAPEX into 2008. Providing we have no further unforeseen delays we would expect to complete our financing soon, start building the second quarter with commissioning by mid 2009, and hopefully our plant reaching full capacity by late 2009.
In summary I can state that, despite delays experienced toward the completion of project finance for our planned Leuna plant, we have made significant progress towards this and other goals. This has allowed us to develop a model that we see as capable of developing globally making CalciTech an important potential player in the industrial minerals sector and thus creating significant shareholder value.
I thank our shareholders for their support, and I look forward to your continuing support through this exciting next stage of CalciTech’s commercial development.
Yours sincerely
R.A. Leopard
President & CEO
CalciTech Ltd.
The accompanying notes are an integral part of the consolidated financial statements

Report of Independent Auditors
CalciTech Ltd
To the shareholders and board of directors of CalciTech Ltd
We have audited the accompanying consolidated balance sheet of CalciTech Ltd as of December 31, 2007, December 31, 2006, and February 28, 2006, and the related consolidated statement of operations, shareholders’ equity (deficiency), and cash flows for the year ended December 31, 2007, the 10 months ended December 31, 2006 and the year ended February 28, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
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
The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CalciTech Ltd as of December 31, 2007, December 31, 2006 and February 28, 2006, and the consolidated results of its operations and its cash flows for the year ended December 31, 2007, the 10 months ended December 31, 2006 and for the year ended February 28, 2006 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.1 to the financial statements, the Company has incurred losses and negative cash flows from operations for the year ended December 31, 2007 and the period ended December 31, 2006. These matters raise doubt about its ability to continue as a going concern. Management plans in regard to these matters are also described in Note 2.1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
H. W. Fisher & Company
Chartered Accountants
Acre House
11-15 William Road
London
NW1 3ER
United Kingdom
The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD
CONSOLIDATED BALANCE SHEET
As of December 31, 2007, December 31, 2006 and February 28, 2006
(amounts in thousands of US dollars, except per share data)

			10 months
		year to	to	year to
		Dec 31,	Dec 31,	Feb 28,
		2007	2006	2006
ASSETS	Notes	$	$	$
Current assets
Cash and cash equivalents	2.6	117	385	1,313
Stock		7	6	6
Receivables, prepaid expenses and other current assets	3	277	238	235

Total current assets		401	629	1,554

Non-current assets
Property, plant and equipment, net	4	1,181	972	600
Intangible assets	2.8 and 5	3,867	1,643	354

Total non-current assets		5,049	2,615	954

TOTAL ASSETS		$5,450	$3,244	$2,508

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD
CONSOLIDATED BALANCE SHEET
As of December 31, 2007, December 31, 2006 and February 28, 2006
(amounts in thousands of US dollars, except per share data)

			10 months
		year to	to	year to
		Dec 31,	Dec 31,	Feb 28,
		2007	2006	2006
LIABILITIES & SHAREHOLDERS’ EQUITY /(DEFICIENCY)	Notes	$	$	$
Current liabilities
Accounts payable		865	757	217
Accruals		233	192	254
Convertible debentures — current portion	2.14 & 8.1	0	92	92
Deferred gain on sale and leaseback — current portion		99	99	99
Other loans	7	0	0	100
Hire Purchase Agreement — current portion	7	177	158	142
Provisions — current portion	11	27	29	26

Total Current Liabilities		$1,401	$1,327	$930

Non Current Liabilities

Convertible debentures — non-current portion	2.14 & 8.1	0	0	0
Credit facility	6	1,630	1,580	214
Deferred gain on sale and leaseback		0	99	182
Other loans	7	0	0	0
Hire Purchase Agreement — non-current portion	7	0	158	284
Provisions — non-current portion	11	152	156	167

Total Non Current Liabilities		$1,782	$1,993	$847

Total liabilities		$3,183	$3,320	$1,777

Commitments and Contingencies

Shareholders’ Equity	8
Common stock, Cdn $0.001 par value; 150,000,000 shares authorised; issued & outstanding 99,998,665 at December 31, 2007, (88,899,675 at December 31, 2006)		1,824	1,813	1,813

Share premium, holders’ options outstanding on credit facility and contribution surplus		40,661	37,457	37,457
Convertible debentures		4,642	4,613	4,613
Accumulated deficit during the development stage		(44,368)	(43,690)	(43,070)
Cumulative foreign currency translation adjustments		(492)	(269)	(82)

Total Shareholders’ (Deficit) Equity		2,267	(77)	731

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY (DEFICIT)		$5,450	$3,244	$2,508

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD
CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended December 31, 2007,
the ten month period ended December 31, 2006,
and the year ended February 28, 2006
(amounts in thousands of US dollars, except per share data)

		year to	10 months to	year to
		Dec 31, 2007	Dec 31, 2006	Feb 28, 2006
	Notes	$	$	$
Revenues		58	48	60
Cost of revenues		(60)	(32)	(53)

Gross margin		(2)	16	7

Research and development expenses		0	0	0
Project development expenses		0	0	0
Product development expenses		0	0	310
General and administrative expenses		313	410	1,135

Operating loss		(314)	(394)	(1,438)

Profit on disposals	9	0	0	0
Interest expense		(341)	(228)	(419)

Loss before income taxes		(656)	(622)	(1,857)

Provision for income taxes	11	(22)	2	(1)

Net Loss		$(678)	$(620)	$(1,858)

Net deficit per share:
Basic and diluted		$(0.01)	$(0.01)	$(0.02)

Shares used in net loss per share calculation:
Basic and diluted		99,998,665	88,899,675	80,738,031
Please refer to note 12 for details of related party transactions.
The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ (DEFICIT) EQUITY
For the year ended December 31, 2007,
the ten month period ended December 31, 2006,
and the year ended February 28, 2006
(amounts in thousands of US dollars except number of shares)

							Cumulative
				Share premium,		Accumulated	foreign	Total
				holders’ option		deficit during	currency	consolidated
				outstanding and	Convertible	development	translation	shareholders’
	Note	Common stock		contributed surplus	debentures	stage	adjustments	(deficit) equity
Balances, February 28, 2005		79,899,675	1,805	34,563	3,920	(41,213)	(216)	(1,141)

Net loss				0	0	(1,858)	0	(1,858)
Issue of Warrants as common stock		9,000,000	8	3,111				3,119
Debentures: non-current portion adjs				(217)	693			476
Foreign currency translation adjustments						1	134	135

Balances, February 28, 2006		88,899,675	1,813	37,457	4,613	(43,070)	(82)	731

Net loss				0	0	(620)	0	(620)
Foreign currency translation adjustments				0	0	0	(187)	(187)

Balances, December 31, 2006		88,899,675	1,813	37,457	4,613	(43,690)	(269)	(76)

Net loss				0	0	(678)	0	(678)
Issuance of common stock on conversion of credit facility	8.2	11,098,990	11	3,249	0	0	0	3,260
Debentures: non-current portion adjs				(42)	29	0	0	(13)
Foreign currency translation adjustments				(3)	0	0	(224)	(227)

Balances, December 31, 2007		99,998,665	1,824	40,661	4,642	(44,368)	(493)	2,266

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD
CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended December 31, 2007,
the ten month periods ended December 31, 2006,
and the year ended February 28, 2006
(amounts in thousands of US dollars)

	year to	10 months to	year to
	Dec 31, 2007	Dec 31, 2006	Feb 28, 2006
	$	$	$
Cash flows from operating activities
Net loss	(678)	(620)	(1,858)
Adjustments for:
Profit on disposal of investment	0	0	0
Depreciation and amortization	139	76	98
Interest expense	0	0	0
Operating loss before working capital changes	(539)	(544)	(1,760)

Changes in working capital:
Receivables, prepayments & current assets	(39)	(4)	38
Accounts payable, accruals and provisions	149	478	(503)
Adjustment in Convertible Debentures	0	0	693

Net cash used in operating activities	(429)	(70)	(1,532)

Cash flows from investing activities in:
Property, plant and equipment	(348)	(136)	(26)
Plant pre-financing, project & product development	(2,152)	(1,560)	(158)
Patents	(72)	(42)	(72)

Net cash used in investing activities	(2,572)	(1,738)	(256)

Cash flows from financing activities:
Other loans	(197)	(190)	(109)
Sale and leaseback	(140)	(110)	(208)
Proceeds from credit facility	50	1,653	1,637
Payment of credit facility	0	(287)	(1,662)
Proceeds from conversion	3,261	0	2,902

Net cash provided by financing activities	2,974	1,066	2,560

Effect of exchange rate changes on cash and cash equivalents	(240)	(186)	134

Net (decrease)/increase in cash & cash equivalents	(268)	(928)	906
Cash and cash equivalents, beginning of year	385	1,313	407

Cash and cash equivalents, end of year	$117	$385	$1,313

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2007       (amounts in thousands of US dollars, except share data)
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
The Company has been in the development stage since 2000 and revenue from the principal activity commenced for trial purposes in the year ended February 29, 2004. In 2006, the Company changed its accounting year end to December 31 partly to recognise the move from the development stage to the commercialization stage.
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
The Company is in the commercialization stage and has a growing portfolio of defined products for which samples are being produced and sold. Up to December 31, 2007, cumulative losses were $44,368.
Management believes that given the cash on hand of $117 together with the credit facility of $2,500, of which $870 is un-utilised at the balance sheet date, and the continuing control of expenses, the Company has sufficient working capital to meet its obligations up to the next 12 months following the date of the approval of these financial statements. Management have received assurances from the provider of this credit facility that it will continue to keep this credit facility available for this period although such assurances are not legally binding.

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2007       (amounts in thousands of US dollars, except share data)
However, when the Company commences the development for commercial production, this credit facility would be insufficient and further funding would be required.
We have finalised our plans to build our first German full scale SCC plant at Leuna and production scheduling, which is subject to the availability of funds through financing. The first proposed full-scale plant will be located in Leuna near Leipzig, Germany. The plant is planned to produce100,000 tons of SCC per year.
The German federal state of Sachsen-Anhalt will proceed with the approval process for the provision of a grant on receiving the house bank’s endorsement of the company’s application. This will contribute 50% of the capital costs of the 100,000 tpa planned plant located at Leuna. The grant is made available by the European Regional Structural Fund.
The credit facility agreement with Epsom Investment Services N.V. to provide up to $5,000 (see Note 6) was re-negotiated during February 2003 whereby the maximum amount of draw down was reduced to $2,500 with a reduction in interest charged to 7.5% per annum. During February 2005 this facility was extended to August 30, 2006. In February 2005, Epsom Investment Services N.V. agreed to convert $1,400 of the balance due on the credit facility agreement into common stock of the Company on the basis of one share for each $0.20 of note. This conversion resulted in the issue of 7,000,000 common shares. In 2007 Epsom agreed to convert $3,249 into common stock of the Company resulting in the issue of 11,098,990 shares. As at December 31, 2007, $1,630 (December 31, 2006: $1,580) of this facility had been drawn down. Epsom Investment Services N.V. has extended the credit facility to August 31, 2009.
During February 2004, the Company’s 6% convertible debentures with a value of $4,402 and €188 were re-negotiated by their retirement against the issue of new 5% debentures with a value of $4,642 to December 31, 2007. During 2007, these debentures with a value of $4,642 were re-negotiated by their retirement against the issue of new 6% debentures with a value of $4,642 to December 31, 2009.
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
As the company is now firmly in the commercialization stage, in 2007 the board decided to change the accounting date from February 28 to December 31. Accounts for the year ended December 31, 2007 together with 10 months accounts to December 31, 2006 are presented.

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2007       (amounts in thousands of US dollars, except share data)
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

	year to	10 months to	year to
	Dec 31, 2007	Dec 31, 2006	Feb 28, 2006
	$	$	$
Unrealised loss on currencies	370	216	(68)

Change in foreign currency adjustments	(225)	(187)	134

Exchange Gain	$146	$29	$66

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2007       (amounts in thousands of US dollars, except share data)
2.6 Cash and cash equivalents
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.
2.7 Property, plant and equipment
Property, plant and equipment are stated at cost and are depreciated on a straight-line basis over their estimated useful lives:

Plant and equipment	5 to 10 years
Office furniture and equipment	3 to 8 years
An impairment review is undertaken where there are indicators of impairment. Maintenance and repairs are charged to expenses when incurred.
2.8 Intangible Assets
Expenditure on intangible assets (Product Development, Project Development, Commercial Plant pre-financing costs and Patents) is capitalised and amortised over their useful lives on a straight-line basis. Legal expenditure for the protection of technology developed by the Company is recognised as an expense in the statement of operations, as incurred, except when additional future economic benefits can be attributed to such protection at closing date. The intangible assets are not amortised because the Company is not yet utilizing them on a commercial level. Amortisation will begin upon the commencement of commercial production.
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

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2007       (amounts in thousands of US dollars, except share data)
Deferred Project Development costs of $1,403, Product Development costs of $846, Commercial Plant pre-finance costs of $1,309 and Patents of $310 are recorded at cost, which include:
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
For the purpose of calculating diluted earnings per share, the net loss attributable to ordinary shareholders and the weighted average number of shares outstanding is adjusted for the effects of all dilutive potential ordinary shares. The effects of anti-dilutive potential ordinary shares are ignored in calculating diluted earnings per share. Potential ordinary shares are anti-dilutive when their conversion to ordinary shares would decrease loss per share from continuing operations. 2,300,000 options have been excluded from the Earnings per Share calculation, as the effect is anti-dilutive.
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

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2007       (amounts in thousands of US dollars, except share data)
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

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2007       (amounts in thousands of US dollars, except share data)
Grants for the acquisition of assets and development activities that are capitalised are set off against the cost price of the assets for which grants are awarded. During the year ended December 31, 2007, CalciTech Deutschland GmbH, a 100% owned subsidiary company, was awarded grants of €19 and comparative is as follows:

	year to	10 months to	year to
Government Grants	Dec 31, 2007	Dec 31, 2006	Feb 28, 2006
Germany	€19	€22	€22
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

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2007     (amounts in thousands of US dollars, except share data)
2.20 Inventories
Inventories are stated at the lower of cost and net realisable value.
3. RECEIVABLES, PREPAID EXPENSES AND OTHER CURRENT ASSETS
Receivables, prepaid expenses and other current assets consist of the following:

	Dec 31, 2007	Dec 31, 2006	Feb 28, 2006
	$	$	$
Accounts receivable	90	68	134
Other debtors	13	25	23
VAT receivable	72	38	4
Deposits	45	40	24
Prepaid expenses	58	67	50

Total	$277	$238	$235

4. PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment consists of the following:

	December 31, 2007
		Building,	Commercial	Office
	Computer	Plant &	Plant Pre-	Furniture &
	Equipment	Equipment	financing	Equipment	Total
	$	$		$	$
Balance at December 31, 2006	24	614	312	21	972
Additions	2	21	250	10	283
Disposals	0	0	0	0	0
Depreciation during year	(10)	(124)	0	(15)	(149)
Foreign Currency Adjustments	2	71	0	2	75

Balance at December 31, 2007	$18	583	562	18	1,181

Gross Amount	37	937	562	109	1,645
Accumulated Depreciation	(19)	(354)	0	(91)	(463)

Balance at December 31, 2007	$18	583	562	18	1,181

For the year ended December 31, 2007, the period ended December 31, 2006, and the year ended February 28, 2006, depreciation expense totalled $138, $76 and $98 respectively.
During the year ended February 29, 2004, the Company disposed of its small scale plant and leased it back for an annual rental of €120 ($176) for a period of five years at the end of which the Company retains the right to re-acquire the plant. The amount capitalised in respect of this plant is $685 of which depreciation of $124 was recognised in the period ending December 31, 2007 (December 31, 2006: $87 and February 28, 2006: $75).

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2007      (amounts in thousands of US dollars, except share data)
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
As of December 31, 2007, minimum future lease payments under capital leases are:

Year ending December 31, 2008	$178

Total minimum lease payments	$178
Less: amounts representing interest	$15

Net minimum lease payments	$163

5. INTANGIBLE ASSETS
Intangible Assets can be summarised as following:

			Commercial
	Project	Product	Plant Pre-
	Development	Development	financing	Patents	Total
	$	$	$	$	$
Balance at December 31, 2006	817	357	231	238	1,643
Additions	561	459	1,015	72	2,107
Disposals	0	0	0	0	0
Amortisation during period	0	0	0	0	0
Foreign Currency Adjustments	25	30	63	0	117

Balance at December 31, 2007	$1,403	846	1,309	310	3,867

Gross Amount	1,403	846	1,311	337	3,897
Accumulated Amortisation	0	0	(2)	(28)	(30)

Balance at December 31, 2007	$1,403	846	1,309	310	3,867

For the year ended December 31, 2007, the period ended December 31, 2006 and the year ended February 28, 2006, amortization expense totaled $NIL, $2 and $NIL respectively. When full-scale production plants are producing revenues, patents will be amortised on a straight line basis over the life of the patent.
6. CREDIT FACILITY AGREEMENT
On February 28, 1998 the Company entered in a credit facility agreement of up to $2,330 with Epsom Investment Services N.V., which represented 100% of the lenders acting in a non-discretionary role, bearing interest at 8% per annum and due in 2000. In April 1999, the

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2007     (amounts in thousands of US dollars, except share data)
Company re-negotiated an extension of the existing credit facility agreement to provide up to $5,000 for a term to February 28, 2001. Interest rate per annum was reduced to 7.75%.
In February 2001, the Company re-negotiated a further extension of the existing credit facility agreement for a term to March 4, 2002 at an annual interest rate of 7.75%. A further extension was negotiated extending the facility to March 5, 2003 with the same rate of interest. On February 28, 2003, this credit facility agreement was re-negotiated with Epsom whereby the maximum amount of draw down was reduced to $2,500 with a reduction in interest charged to 7.5% per annum. At September 7, 2007, this facility was extended to August 30, 2009.
The credit facility is presented as follows:

	year to	10 months to	year to
	Dec 31, 2007	Dec 31, 2006	Feb 28, 2006
	$	$	$
Face value of note issued during the year	3,136	1,653	1,637
Less equity conversion component	0	0	0

	3,136	1,653	1,637

Interest expense	175	27	56
Conversion of note into common shares	(3,261)	0	0
Payments made during the year	0	(314)	(1,717)

	50	1,366	(24)

Non-current liability at beginning of period	1,580	214	238

Non-current liability at end of period	$1,630	$1,580	$214

Effective interest rate at period end	7.75%	7.75%	7.50%

The caption “Payments made during the year” includes the effect of direct offset to the credit facility of various transactions in the total amount of $NIL during the period ended December 31, 2007 ($314, during the period ended December 31, 2006, and $1,717 for the year ended February 28, 2006), as further described in Note 18. The carrying amount of the credit facility approximates its fair value.
7. OTHER LOANS
Other loans are as follows:

	Dec 31, 2007	Dec 31, 2006	Feb 28, 2006
	$	$	$
Other loans	0	0	100
Finance lease loan	177	316	426

Total loans	$177	$316	$526

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2007       (amounts in thousands of US dollars, except share data)

	Dec 31, 2007	Dec 31, 2006	Feb 28, 2006
	$	$	$
Falling due split:
Amounts due within one year Other loans	0	0	100
Finance lease	177	158	142

Total amounts due within one year	177	158	242

Amounts due after one year
Other loans	0	0	0
Finance lease 1 -2 years	0	158	142
Finance lease 2 -5 years	0	0	142

Balance at the end of the year	$177	$316	$526

As at December 31, 2007, included in other loans above is $177, which is secured upon the assets to which it relates. See note 4 for further details of the sale and leaseback.
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

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2007       (amounts in thousands of US dollars, except share data)
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

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2007       (amounts in thousands of US dollars, except share data)
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
By December 31, 2007, none of the debentures or outstanding interest were converted into common stock. At this date, the Company’s 5% convertible debentures with a value of $4,402 and €188 were re-negotiated by their retirement against the issue of new 6% debentures with a value of $4,642, to December 31, 2009. The Company has the right, upon 10 days notice, without penalty, to repay all or any portion of the outstanding principal. Debenture holders have the right to convert on 31st December 2009 at $1.75. All other terms of the convertible debentures remain unchanged from the original debenture notes.
The equity element can be summarised as follows:

	Dec 31, 2007	Dec 31, 2006	Feb 28, 2006
	$	$	$
Principal amount of debentures at issuance	4,642	4,642	4,642
Less present value of future interest payments at issuance	0	(545)	(545)
Less finders’ fee	0	(177)	(177)
Adjustment for non-current portion	0	693	693

	$4,642	$4,613	$4,613
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

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2007      (amounts in thousands of US dollars, except share data)
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
In September 2007, Epsom Investment Services N.V. agreed to convert a further $2,000 of the balance due on the credit facility agreement into common stock of the Company on the basis of one share for each $0.29 of note. This conversion resulted in the issue of 6,900,000 common shares.
In December 2007, Epsom Investment Services N.V. agreed to convert a further $1,260 of the balance due on the credit facility agreement into common stock of the Company on the basis of one share for each $0.30 of note. This conversion resulted in the issue of 4,198,990 common shares.
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

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2007      (amounts in thousands of US dollars, except share data)
8.4 Stock option plan
Under the provision of the Company’s share option plan, a maximum total of 10% of issued shares may be granted to directors, officers and employees of the Company in the form of stock options. The options generally expire five years from the date of the grant. All stock options granted are not subject to vesting requirements. Stock option activity was as follows:

	Number of	Exercise price per
	Shares	share
Balance at February 28, 1999	2,185,000	Cdn $0.80 to 1.50

Options lapsed	(1,175,000)	Cdn $0.29 to 1.50
Options granted	500,000	Cdn $0.30

Balance at February 29, 2000	1,510,000	Cdn $0.29 to 0.30

Options lapsed	(350,000)	Cdn $0.29
Options granted	0

Balance at February 28, 2001	1,160,000	Cdn $0.29 to 0.30

Options lapsed	0
Options granted	0

Balance at February 28, 2002	1,160,000	Cdn $0.29 to 0.30

Options exercised	(620,000)	Cdn $0.29
Options lapsed	(40,000)	Cdn $0.29
Options granted	0

Balance at February 28, 2003	500,000	Cdn $0.30

Options exercised	0
Options lapsed	0
Options granted	1,350,000	Cdn $0.33 to 0.45

Balance at February 29, 2004	1,850,000	Cdn $0.30 to 0.45

Options exercised	0
Options lapsed	(250,000)	Cdn $0.30
Options granted	450,000	$0.24

Balance at February 28, 2005	2,050,000	Cdn $0.30 to 0.45

Options exercised	0
Options lapsed	0
Options granted	250,000	$0.23

Balance at December 31, 2005	2,300,000

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2007      (amounts in thousands of US dollars, except share data)

	Number of	Exercise price per
	Shares	share
Options exercised	0
Options lapsed	0
Options granted	0

Balance at February 28, 2006	2,300,000	Cdn $0.23 to 0.45

Options exercised	0
Options lapsed	0
Options granted	0

Balance at December 31, 2006	2,300,000	Cdn $0.23 to 0.45

Options exercised	0
Options lapsed	0
Options granted	0

Balance at December 31, 2007	2,300,000	Cdn $0.23 to 0.45
All options that were outstanding as at December 8, 1999, originally priced at Cdn $0.80 to 1.50 have had their exercise price amended to Cdn $0.29.
The following table summarises information with respect to stock options as of December 31, 2007:

	Weighted-		Weighted
	average		average
	Number of	Number of	remaining
Exercise	options	options	contractual
Price	outstanding	exercisable	life (years)
Cdn $0.30	250,000	250,000	2.16
Cdn $0.33	850,000	850,000	0.94
Cdn $0.45	500,000	500,000	1.15
$0.24	450,000	450,000	2.16
$0.23	250,000	250,000	2.50
Total	2,300,000	2,300,000
9. PROFIT ON DISPOSAL OF INVESTMENTS
a) Bubbletube — the Company decided during the year ended February 28, 2005 that the Bubbletube technology had no value in relation to its Synthetic Calcium Carbonate technology, nor as a stand alone product for development warranting further investment and decided to cease spending technology development funds on the initiative. In December of 2004, the Company assigned the patents relating to the intellectual property rights for CHF 35 ($28) , the amount of the direct costs, to TechPowder SA of Lausanne, Switzerland, a spin off

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2007     (amounts in thousands of US dollars, except share data)
of the original consortium. The Company was carrying $6 in Intangible Assets — Patents relating to the Bubbletube technology.
b)

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

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2007       (amounts in thousands of US dollars, except share data)
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
Loss before income taxes consists of the following:

	year to	10 months to	year to
	Dec 31, 2007	Dec 31, 2006	Feb 28, 2006
	$	$	$
Bermuda	(646)	(457)	(1,093)
Rest of world	(124)	(165)	(765)

Total	$(770)	$(622)	(1,858)

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2007      (amounts in thousands of US dollars, except share data)
There are no significant deferred taxes reflecting the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
There are no significant operating loss carry-forwards, which would have an impact on income tax as of December 31, 2007.
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
12. RELATED PARTY TRANSACTIONS
For the year ended December 31, 2007, the period ended December 31, 2006 and the year ended February 28, 2006, the amounts paid to shareholders, directors and officers of the Company and their related companies for consulting and other services totalled as follows:

	year to	10 months to	year to
	Dec 31, 2007	Dec 31, 2006	Feb 28, 2006
	$	$	$
Amounts paid to shareholders, directors and officers of the Company for consulting and other services	$106	$230	$327
Amounts paid to EuroHelvetia TrustCo SA for financial advice	$66	$66	$275
Amounts payable at Balance Sheet date	$39	$233	$104
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

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2007      (amounts in thousands of US dollars, except share data)
13. FINANCIAL INFORMATION BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA
The Company operates in one business segment. The following table presents information by geographical area:

	year to	10 months to	year to
	Dec 31, 2007	Dec 31, 2006	Feb 28, 2006
	$	$	$
Revenues
Bermuda	0	0	0
Rest of world	48	48	60
Total	$48	$48	$60

	year to	10 months to	year to
	Dec 31, 2007	Dec 31, 2006	Feb 28, 2006
	$	$	$
Operating loss
Bermuda	(269)	(231)	(691)
Rest of world	(46)	(163)	(746)
Total	$(314)	$(394)	$(1,437)

Identifiable assets
Bermuda	1,782	1,364	1,503
Rest of world	3,668	1,880	1,005
Total	$5,450	$3,244	$2,508
14. ANALYSIS OF MAJOR EXPENDITURES INCLUDED IN GENERAL AND ADMINISTRATIVE EXPENSES
The following is a breakdown of the major expenditures included in General and Administrative Expenses:

	year to	10 months to	year to
	Dec 31, 2007	Dec 31, 2006	Feb 28, 2006
	$	$	$
Employee costs	159	180	457
Professional fees	40	60	119
Investor relations	126	122	100
Rent, rates & charges	49	33	63
Travel	18	(21)	156
Administrative fees & expenses	0	0	(8)
Depreciation	139	76	56
15. IFRS 7: RISKS ARISING FROM FINANCIAL INSTRUMENTS
The Company’s market risk is identified as those financial instruments that are subject to foreign exchange fluctuations. Below is a table of cash and cash equivalents, accounts receivable and accounts payable that are subject to the risk described. A sensitivity analysis is shown below suggesting the value of such financial assets and liabilities and % risk involved had the highest and lowest exchange rates been applied during the year ending December 31, 2007, and during the period ending December 31, 2006:

		year to		year to
	year to	Dec 31, 2007		Dec 31, 2007
	Dec 31, 2007	High		Low
Market Risk	$	$	%	$	%
Cash at Bank	113	114	0.6%	102	-9.3%
Petty Cash	5	5	0.1%	5	-1.6%
Accounts Receivable	72	72	0.4%	63	-12.0%
Accounts Payable	(865)	(868)	0.4%	(775)	-10.3%
Accruals	(233)	(234)	0.4%	(221)	-5.0%

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2007     (amounts in thousands of US dollars, except share data)

		10 months to		10 months to
	10 months to	Dec 31, 2006		Dec 31, 2006
	Dec 31, 2006	High		Low
Market Risk	$	$	%	$	%
Cash at Bank	384	384	0.0%	354	-7.8%
Petty Cash	1	1	0.0%	1	-6.8%
Accounts Receivable	56	56	0.0%	51	-8.5%
Accounts Payable	(757)	(757)	0.0%	(720)	-4.8%
Accruals	(192)	(192)	0.0%	(185)	-3.6%
The Company does not feel that exposure to currency fluctuations is material to operations at the present time.
Liquidity risk is identified as the Company’s ability to satisfy Accounts Payables out of liquid assets at December 31, 2007. Even though liquid assets only represent 14% of accounts payable, the Company does not regard liquidity as a material risk at the present time. This is because the Company has the ability to draw down sufficient funds from its current credit facility, hence there is no strategy currently in place to hedge against this risk.
CalciTech’s credit risk is identified as the Company’s ability to recover outstanding receivables in full at December 31, 2007. On accounts receivable, the Company currently offers terms of 60 days to customers. However the Company relies on strong and longstanding relationships with its existing debtors, and therefore has not made provision for bad and doubtful debts.

	2007	<30 days	30-60 days	60-90 days	>90 days
Credit Risk	$	$	$	$	$
Accounts Receivable	$72	0	0	72	0

Accounts Receivable	$56	0	0	56	0

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2007     (amounts in thousands of US dollars, except share data)
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
17. ULTIMATE CONTROLLING PARTY
No individual has an ultimate controlling interest in the Company.
18. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Non-cash transactions were as follows:

	year to	10 months to	year to
	Dec 31, 2007	Dec 31, 2006	Feb 28, 2006
	$	$	$
Issuance of common stock upon conversion of credit facility	3,261	0	0
Issuance of common stock upon private placement through credit facility	0	0	1,717
Interest expense through credit facility	(175)	(28)	(56)

Total	$3,086	$(28)	$1,661

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2007     (amounts in thousands of US dollars, except share data)
Upon exercise of options in 2004, certain directors paid the exercise price directly to Epsom as an offset to the credit facility. Similarly, in 2004, the exercise price of warrants was paid directly by certain holders as an offset to the credit facility.
19. COMMITMENT
The Company rents its principal management services office under an annually renewable agreement. During the period ending December 31, 2007, the Company paid $12. There are no future obligations for rent over 12 months.
20. NUMBER OF EMPLOYEES (UNAUDITED)
Headcount was 8, 7 and 4 as of December 31, 2007, December 31, 2006, and February 28, 2006.
21. POST BALANCE SHEET EVENT
There are no material post balance sheet events.
22. APPROVAL OF FINANCIAL STATEMENTS
The financial statements were approved by the board of directors and authorised for issue on April 16, 2008.
“R.A. Leopard”
Roger A Leopard
“J.M Smith”
John M Smith

Exhibit Index
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