Form 20-F/A
period 2007-12-31
CALCITECH LTD
filed 2008-10-08
CIK 889431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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
     This Annual Report on Form 20-F/A is being filed for the purpose of amending parts of our Annual Report on Form 20-F for the fiscal year ended December 31, 2007. This Form 20-F/A amends and restates the entire Form 20-F for the year ended December 31, 2007. Except as otherwise expressly stated herein, all information in this Form 20-F/A is as of December 31, 2007, the period covered by the Original Filing of our Annual Report on Form 20-F, and this Form 20-F/A does not purport to provide an update or discussion of any developments subsequent to the Original Filing date of the Form 20-F on April 17, 2008. This Report includes amendments to Parts II and III.

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
     This annual report does not include an attestation report of CalciTech’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit CalciTech to provide only management’s report in this annual report.
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

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual report on Form 20-F/A on its behalf.

DATED: October 3, 2008	CALCITECH LTD.

	By:	/s/ Roger A. Leopard
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
/s/ H. W. Fisher & Company
Chartered Accountants
Acre House
11-15 William Road
London
NW1 3ER
United Kingdom
11 April 2008
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