Form 20-F
period 2008-12-31
CALCITECH LTD
filed 2009-06-29
CIK 889431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________________

For the year ended December 31, 2008

Commission File Number: 0-20420

CALCITECH LTD.
(Exact name of Registrant as specified in its charter)

A CORPORATION FORMED UNDER THE LAWS OF BERMUDA
(Jurisdiction of Incorporation or Organization)

10 route de l’aeroport
1215 Geneva, Switzerland
(Address of principal executive offices)

Roger A. Leopard
President and Chief Executive Officer
CalciTech Ltd.
10 route de l’aeroport
1215 Geneva, Switzerland
Telephone: + 41 22 7104020
Fax: + 41 22 7883092
 (Name, Telephone, E-mail and/or Facsimile number
and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  NONE

Title of each class	Name of exchange on which registered

NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act

Common Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
126,588,812

Indicate by check mark if the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
 ☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the Company is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
 ☒ Yes  ☐ No

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes  ☐ No

Indicate by check mark whether the Company has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐ Yes  ☒ No

Indicate by check mark whether the Company is a large accelerated filer, an accelerated filer or a non-accelerated filer.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued By the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☒ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act.
☐ Yes   ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE                                 ☐ Yes   ☐   No

TABLE OF CONTENTS

9F.	Expenses of the Issue	31
Item 10.	Additional Information	31
10A.	Share Capital	31
10B.	Memorandum and Articles of Association	31
10C.	Material Contracts	32
10D.	Exchange Controls	33
10E.	Taxation	34
10F.	Dividends and Paying Agents.	37
10G.	Statement of Experts.	37
10H.	Documents on Display.	37
10I.	Subsidiary Information	38
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	38
Item 12.	Description of Securities Other than Equity Securities	38
Item 13.	Defaults, Dividend Arrearages and Delinquencies	38
Part II		38
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	38
Item 15T.	Controls and Procedures.	38
Item 16.	[Reserved]	39
Item 16A	Audit Committee Financial Report	39
Item 16B	Code of Ethics	40
Item 16C	Principal Accountant Fees and Services	40
Item 16D	Exemptions From The Listing Standards For Audit Committees	41
Item 16E	Purchases Of Equity Securities By The Issuer And Affiliated Purchasers	41
Part III		41
Item 17.	Financial Statements	41
Item 18.	Financial Statements	41
Item 19.	Exhibits	41
SIGNATURES		43
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS		F

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

Item 1.    Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2.   Offer Statistics and Expected Timetable

Not Applicable.

Item 3.    Key Information

3A.          Selected Financial Data

The following tables set forth selected financial data regarding our operating results and financial position prepared in accordance with International Financial Reporting Standards (IFRS).  This data has been derived from our financial statements for the year ended December 31, 2008, the year ended December 31, 2007, and the ten (10) months ended December 31, 2006.  The following table sets forth selected financial data with respect to the Company and is qualified in its entirety by, and should be read in conjunction with, the financial statements and notes thereto for the fiscal year ended December 31, 2008, the year ended December 31, 2007, and the ten (10) months ended December 31, 2006.  Historical information for periods prior to the ten (10) months ended December 31, 2006 are derived from restated financial statements, not included herein.  The financial data for fiscal years 2008 and 2007 are presented on a consolidated basis.

All financial information is presented in U.S. dollars, unless indicated otherwise.

	year to	year to	10 months to	Year to	year to
	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006	Feb 28, 2006	Feb 28, 2005

	$	$	$	$	$
Operations Data
Revenue	0	58,291	47,649	59,805	75,000
Income (loss) from operations	(1,234,000)	(314,000)	(394,000)	(1,438,000)	(1,319,000)
Net loss	(2,025,000)	(678,000)	(620,000)	(1,858,000)	(1,668,000)
Number of shares	126,588,812	99,998,665	88,899,675	88,899,675	79,899,675
Loss per Common Share	(0.016)	(0.007)	(0.07)	(0.02)	(0.03)

Balance Sheet Data
Cumulative Deferred
Development Expenditure	0	0	0	0	0
Total Assets	7,157,000	5,450,000	3,244,000	2,507,000	1,481,000
Long Term Obligations	5,545,000	1,782,000	1,993,000	847,000	1,577,000
Capital stock	1,846,000	1,824,000	1,813,000	1,813,000	1,805,000
Total Stockholders’ Equity/ (Deficiency)	609,000	2,267,000	(77,000)	(730,000)	(1,141,000)

For further information on this selected financial data, please see our Consolidated Financial Statements.

3B.	Capitalization and Indebtedness

Not Applicable.

3C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

3D.	Risk Factors

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

Risks Related to Our Business.

We Have Incurred Net Losses Since Our Inception and Expect Losses to Continue.  Except for net income of $732,000 for fiscal year ended February 28, 1996, we have not been profitable since our inception.  Historically and since fiscal year ended February 29, 2004, we have earned some revenues from the limited sale of our Synthetic Calcium Carbonate (“SCC”) samples.  However, for the year ended December 31, 2008, we had no sales of Synthetic Calcium Carbonate (“SCC”) samples since the samples were produced to test non-paper applications. In addition, no revenues were earned during the period commencing with the fiscal year ended February 28, 1999 up to the fiscal year ended February 29, 2004. For the year ended December 31, 2008, we had a net loss of U.S. $2,025,000 and an accumulated deficit of U.S. $46,393,000. The report of independent auditors on our December 31, 2008 financial statements includes an explanatory paragraph assuming the Company will continue as a going concern. Lack of operating funds may result in staff reductions and curtailing the construction currently planned.  See Risk Factor entitled "If We Are Unable to Raise Funds Our Growth May Be Adversely Affected" below.

If We Are Unable to Raise Funds Our Growth May Be Adversely Affected.  Historically, we have had to seek capital for research and development of our SCC products due to lack of revenues.  Based on the available amount of $26,000 in cash and together with the restructuring of its debt in order to facilitate the arrangement of on-going working capital in early 2009, and the continuing control of expenses, the Company has sufficient working capital to meet its obligations up to the next 12 months following the date of the approval of our consolidated financial statements for the fiscal year ended December 31, 2008.

In an effort to build our planned 100,000 tonnes per annum plant in Sachsen Anhalt, Germany, we tried to applied for a grant from the European Regional Structural Fund using a house bank in Germany to secure 50% of the capital expenditure.  Unfortunately, we have failed to secure the endorsement of a house bank in Germany to cover the 50% of the capital expenditure requirements of our planned 100,000 tonnes per annum plant in Sachsen Anhalt, Germany. This recently has been largely due to the difficulties in the banking sector in Germany, particularly affected by sub-prime debt and more recently the collapse of the credit markets. Although we have determined to seek a strategic partner , there is no assurance in the current economic climate that such a partner will participate in the total projected capital expenditures, which are now estimated at €45 million.

We believe that due to the environmental aspect of our technology, substantial grants and loans will be available for future projects. However, in the event that there is a cash shortage and we are unable to obtain a debt financing or grants, additional equity financing will be required. The proposed plants in Germany will also require additional funds, if our revenues or grants are unable to cover the building expenses.  For information on the dilution of our current stockholders in the event of subsequent equity financing, please see the Risk Factor entitled “If we have to raise capital by selling securities in the future, the rights of our stockholders and the value of their investment in the Company could be reduced.”

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

We Have Never Produced SCC on a Commercial Scale. We operated a 10 kg per hour pilot plant based in Norway, which was moved to Leuna in Germany in 2002.  The equipment has now been scaled up on a ratio of approximately 60:1 but still requires to be scaled up on a ratio of approximately 20:1 for the commercial plant. Although specialist suppliers of filtration and drying equipment have conducted trials for us and found the scale up ratio to be within acceptable limits, there are no guarantees that the technology will operate as planned or that costs for additional modifications will not occur. In addition, if we are unable to produce SCC on a commercial scale we will be unable to successfully commercialise our SCC technology as planned in our business plan.

Our Competitors May Develop a Competing Technology. One of our competitive advantages depends on our ability to use waste lime, which is a waste product available at little or no cost. If competitors are able to develop a competing technology, we may no longer have the free or low cost source of raw material.

Our SCC Product is at Initial Market Introduction and We Are Not Sure the Market Will Accept it. We intend to target our SCC products in the following markets: paper; food and pharmaceutical, plastic, sealants and adhesives industries. The market acceptance of SCC products produced by our process for use in pharmaceutical and food additives will depend upon consumers and regulatory authorities accepting them. Moreover, although our process can produce pure SCC from waste lime and letters of intent from paper and other industrial producers for the supply from the first commercial plant have been signed, there is no assurance that we will be able to convince customers to convert these to contracts of purchase, limiting the number of potential customers for our product to paper or chemical producers. Failure to achieve market share in these industries could have material adverse effects on our long-term business, financial condition and results of operation.

All of our operations are located outside of the United States, substantially all of our sales from samples are generated outside of the United States and all of our assets are located outside of the United States, subjecting us to risks associated with international operations.  Our operations are in Europe and we have no operations in the United States.  To the extent that we have sales from our SCC samples, currently 100% of our revenue from our samples was generated from outside of the United States.  The international nature of our business subjects us to the laws and regulations of the jurisdictions in which we operate and sell our products. In addition, we are subject to risks inherent in international business activities, including:

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

Our results of operations may be adversely impacted by currency fluctuations. Our revenue is in currencies other than United States dollars, primarily in Euros. Because our financial statements are reported in United States dollars, fluctuations in Euros against the United States dollar may cause us to recognise foreign currency transaction gains and losses, which may be material to our operations and impact our reported financial condition and results of operations.

We Are Subject To the Laws, Regulations and Taxes of Various Jurisdictions.  The Company is a Bermuda company and has subsidiaries in Denmark, Germany, Switzerland and Norway, as well as a new subsidiary in the United Kingdom.  As such, the Company is subject to numerous national, state and local governmental regulations, including environmental, labor, waste management, health and safety matters and product specifications.  It is subject to laws and regulations governing its relationship with its employees, including: wage and hour requirements, working and safety conditions, citizenship requirements, work permits and travel restrictions.  These include local labor laws and regulations, which may require substantial resources for compliance.

Additionally, the Company is subject to the tax regimes of the countries listed above.  Any change in tax laws and regulation or the interpretation or application thereof, either internally in one of those jurisdictions or as between those jurisdictions, may adversely affect our profitability and tax liabilities.

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

Risks Related to Our Common Shares.

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

If we have to raise capital by selling securities in the future, the rights of our stockholders and the value of their investment in the Company could be reduced.  If we issue debt securities, the lenders would have a claim to our assets that would be superior to the stockholders’ rights.  Interest on the debt would increase costs and negatively impact operating results.  If we issue more stock, our current stockholders’ percentage of ownership will decrease and their stock may experience additional dilution.  It is likely that we will sell our securities in the future.  The terms of such future transactions presently are not determinable.

If the market for our common share is illiquid in the future, our stockholders could encounter difficulty if they try to sell their stock.  Our stock trades on the “OTCBB” but it is not actively traded.  If there is no active trading market, our stockholders may not be able to resell their shares at any price, if at all.  It is possible that the trading market in the future will continue to be "thin" or "illiquid," which could result in increased price volatility.  Prices may be influenced by investors' perceptions of us and general economic conditions, as well as the market for energy companies generally.   Until our financial performance indicates substantial success in executing our business plan, it is unlikely that there will be coverage by stock market analysts. Without such coverage, institutional investors are not likely to buy the stock.  Until such time, if ever, as such coverage by analysts and wider market interest develops, the market may have a limited capacity to absorb significant amounts of trading.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. holders.  We believe that we were not a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes for our taxable year ending on December 31, 2008, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75.0% of its gross income is passive income or (2) at least 50.0% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our common shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we receive. If we are treated as a PFIC for any taxable year during which U.S. holders hold our shares, certain adverse United States federal income tax consequences could apply to U.S. holders. See “Special United States Federal Income Tax Considerations - Passive Foreign Investment Company.”

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

Originally, we were formed on November 9, 1978, under the laws of British Columbia, Canada with the name Cornwall Petroleum & Resources Ltd.  We then changed our name to Rexplore Resources International Limited and which was engaged in petroleum and resource development.  In December of 1987, we were restructured and the prior management replaced in connection with the acquisition of a license to develop Trylene Gas. In July 1994, we changed our domicile from British Columbia, Canada to Bermuda and changed our name from Kemgas Sydney Ltd. to Kemgas Ltd. On July 25, 2000, we changed our name from Kemgas Ltd. to our present name, CalciTech Ltd., to better reflect our change in business to the production and sale of SCC.  Our resident agent in Bermuda is Consolidated Services Ltd., located at Par La Ville Place, 14 Par-La-Ville Road, Hamilton, Bermuda.

For the purpose of commercialising our technology, we established CalciTech Synthetic Minerals Ltd, a Bermuda company that is wholly owned by us.  On February 1, 2003, we transferred all of our entire SCC intellectual property rights and associated business activity to CalciTech Synthetic Minerals Ltd.  CalciTech Synthetic Minerals Ltd has three wholly owned companies, CalciTech Group Services SA, a Swiss corporation, CalciTech Holdings ApS, a Danish corporation us, and a newly formed subsidiary, as of April, 2009, CalciTech Synthetic Minerals Europe Ltd., a UK company. We also own through CalciTech Holdings ApS, a 51% interest in CalciTech Odda A.S., a Norwegian corporation (now in liquidation) and a 100% interest in CalciTech Deutschland GmbH, a German corporation (now in liquidation).

Our administration headquarters are located at World Trade Centre, 10 Route de l’Aeroport, Geneva, Switzerland. We currently do not have full-scale commercial plants. We are currently engaged in the commercialisation and project development stage using sample material produced by a small-scale production plant located in Leuna, Germany. This plant produced bulk samples to support the limited sales activity to place the first 100,000 tonnes per annum plant production under letters of intent. However, for year ended December 31, 2008, we had no sales of SCC samples since the samples were produced to test non-paper applications.  Construction and commissioning are expected to take eighteen (18) months from the conclusion of the project finance.

We are also evaluating new product developments for new market applications and testing various feedstocks.  It is intended that the small-scale plant will continue to produce and sell our sample material to support other projects in other regions. We are also engaged in the preliminary stage of planning and developing proposed full-scale commercial plants located elsewhere in Europe. See “4B.  Business Overview – Business Activity.” No assurance can be given that the planned plants will be economically or technically feasible.  We have generated no cash flows from our operations, other than those generated through limited sample sales. See “Item 3D. Risk Factors.”

4B.	Business Overview

Synthetic Calcium Carbonate (“SCC”)

Since June 1999, we have actively pursued our plan to develop and commercialize SCC from waste lime using our own proprietary process.  Acutely aware of the industrial waste created from the production of acetylene gas, one of our former businesses, we have moved forward to develop a method to extract a commercial product from what is considered to be waste product: waste lime.  Waste lime is generated from (i) the production of acetylene gas, (ii) manufacture of dicyandiamide from calcium cyanamide and (iii) the manufacture of other chemical and mineral processes.  In our pursuit to turn an environmental problem into a commercially viable business, we have developed our proprietary process to extract and produce quality SCC from waste lime. SCC is a white filler pigment and is used for paper filling and coating, as well as in, for example paint, polymers, food and pharmaceuticals.

Currently, we are in discussions with industrial partner(s) to establish our first full scale commercial plant and are engaged in sales activity within the paper, polymer, food, pharmaceutical and cosmetic industries to seek commitment from potential customers to purchase SCC products from this first full scale commercial plant.  In addition, we will have to seek industrial partner(s) or raise additional funds through loans from business partners, debt or equity financing and/or through environmental grants from authorities to build our initial plants. Assuming we have the capital to proceed, we intend to build a further thirteen (13) to fifteen (15) commercial plants over the next three (3) to four (4) years, some through joint ventures with financial or industry partners.

Below is a discussion of our proprietary SCC process, conventional Precipitated Calcium Carbonate (“PCC”) production, our products and a summary of our current activities by site. We refer to the PCC produced by our technology as Synthetic Calcium Carbonate, SCC.

Our SCC Process

Our SCC process can utilise most grades of lime, including low quality lime or industrial waste lime such as carbide lime. In our process, the waste lime is mixed with a solution of water and a proprietary promoter in a digester, which selectively dissolves the calcium and leaves the impurities behind as insoluble solids, which are readily removed by subsequent flocculation. The clear calcium solution is then pumped into a reactor into which carbon dioxide from any industrial emission source is passed to produce synthetic calcium carbonate by precipitation. After the SCC product is filtered off, the promoter solution is recycled back into the digester. The SCC can be supplied directly as slurry or dried and bagged for market.

By the use of this process, we reduce waste lime and carbon dioxide emissions into the environment. Carbide lime in particular is a waste problem in many countries. Currently, this waste lime is stored in large ponds with no or very limited disposal processes available. Its high pH has potential pollution impacts to soil and ground water. This is a common environmental problem in the former Eastern Block countries, including the eastern section of Germany and Slovakia and remains a problem in other industrial nations. Many of these governments have regulations for the clean up of these ponds, which gives us the opportunity to have sources of free or low cost waste lime. Many private companies are also willing to supply waste lime at little or no cost because they have limited storage for the waste lime. Additionally, each year over half a million tonnes of waste lime is created as a by-product of on-going acetylene plants alone. Although availability of new waste carbide lime from acetylene production will reduce in the future, we expect to utilise other available waste lime sources.

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

•
The SCC process includes a promoter recycle loop to enhance the process economics. Any impurities in the lime feed are rejected as insolubles in the digester resulting in a final SCC product of the highest purity. SCC is less dependent on the purity of the starting material and is always superior to that of the starting material.

•
In the SCC process, the total lime content is present in solution whereas in the conventional process the lime is present in suspension (milk-of-lime). The reaction times in the SCC process are therefore much shorter than in the conventional process as the SCC process eliminates the slow lime dissolution step. This advantage allows for the use of smaller equipment as well as providing a much higher degree of control over the process. The SCC solution process is therefore more flexible and easier controlled than the conventional suspension process enabling a narrower particle size distribution. Additionally, the higher level of control enables us to tailor make SCC products to serve a wide range of markets.

Patents

We first applied to patent our process of transforming waste lime into high quality SCC in 1998 and subsequently a patent was granted the United Kingdom. An international application was filed under the European Patent Cooperation Treaty in December of 1999 to expand the protection of our intellectual property on an international level. The patent examination was completed in May 2001 and patents were granted on July 31, 2003 in 13 European countries. Since then, patents have also been granted in Eurasia (Russia and the independent states formerly part of the Soviet Union), South Africa, Hong Kong, Indonesia, China, Republic of Korea, Slovakia, Australia, New Zealand and Poland. During 2008 further patents were granted in the United States, Canada, Brazil, Czech Republic, Hungary and India. Patent registration is still pending in a number of other countries, including Japan and Norway.

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

In 2007, worldwide PCC capacity was 13 million tonnes, of which two thirds was utilised by the paper industry.  Sales of PCC totalled approximately U.S. $1.3 billion. However, the entire pigments for paper market totalled 27 million tonnes per annum worth approximately U.S. $5 billion. Within the paper industry, SCC is aimed at the coatings sector, currently dominated by Kaolin and GCC. In Western Europe, consumption of kaolin and GCC for coating was 2.6 million tonnes and 3.7 million tonnes respectively in 2002, representing around U.S. $1.5 billion in sales.

On July 8, 2002, we announced that we had commissioned and fine-tuned our Synthetic Calcium Carbonate “SCC” small scale production plant at Leuna, Germany. Presentations were held at Leuna in September 2002 to introduce the new small plant and our SCC technology to a variety of interested parties, including potential project partners, financial institutions and those from the region that may be involved with the project. A laboratory facility was also installed adjacent to the plant. Confirmation and fine-tuning of the key operational parameters of this plant was necessary as a result of the large scale-up from the original pilot plant. The plant has been used to test raw materials from various other sites located around the world in order to ascertain not only their suitability to the SCC process but also the quality of SCC that can be produced and for the ongoing production of samples for sales purposes and product developments with certain customers.

 This plant has consistently produced a range of SCC products primarily in the sub micron range, all with a brightness of over 96% ISO and a steep particle size distribution. The SCC process produces particles of uniform size and shape, tailor made to the needs of our end markets.  For the paper industry this means that a new pigment will be available that addresses key issues such as quality and runnability improvements.

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

We initially developed SCC products for the paper industry. However, since the introduction of our SCC products to the paper industry in February 2003, we have developed three non-paper SCC products targeting the food, pharmaceutical and cosmetic industry, and the plastic, sealant, rubber and adhesives industries.

Paper Industry

We currently have three SCC products targeting the paper industry: CalciLSTM, CalciSGTM and CalciRGTM.   All three are directed at the high value end of the paper pigment market.

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

Rotogravure is a printing method used, among others, for LWC and ULWC. These paper grades are predominantly aimed at the highly competitive catalogue and magazine markets, where bulk is an important factor contributing to costs. Lightweight papers typically consist of approximately 30% coating material.  The worldwide market for LWC and ULWC papers is estimated to be around 10 million tonnes of which approximately 7 million tonnes is produced in Europe, with the US and Japan accounting for the balance. This market segment of the paper industry is intensely competitive. Other market segments using rotogravure are super calendared papers and lightweight papers for flexible packaging.

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

In addition to the normal quality parameters, CalciRGTM has the same rheological characteristics as our other SCC related products. With typical machine speeds for these paper types of around 1,200 m/min (45 mph), rheology of the coatings mix is extremely important. Using CalciRGTM as an additive to an existing coating product for the LWC and ULWC can provide a paper producer and its supplier of coating material with important cost and quality related competitive advantages.

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

Following these tests using CalciSGTM, we developed our latest product, CalciRGTM for the rotogravure market as a high-end additive to Kaolin. In total, over twenty trials have been conducted with both scientific institutions and commercial paper producers, varying from lab scale to pilot machine trials.

In April 2003, we appointed GUSCO Handel as our sole sales representative to the paper and board industry for our SCC products: CalciLSTM and CalciSGTM. GUSCO Handel is a subsidiary of family owned G. Schürfeld Group, founded in 1937 and is active as an accredited agency in the marketing and sales of forest products (pulp, paper, board and timber).  The broad experience of GUSCO Handel in the paper industry gained from its wide customer relations developed over many years, made them spot the unique growth opportunity presented by our SCC. GUSCO Handel was appointed as our sole European sales representative for paper to commence pre sales and reservation for the planned production from its proposed first commercial plant in Germany.  We built a small scale plant at Leuna, Germany, and we also retained the services of W S Atkins plc of Stockport, UK, as consulting engineers for our first large scale commercial plant, which resulted in their production of an in-depth feasibility study and technical due diligence report. In September 2007, the Company received all the permitting document for the planned plant.

By the end of February 2005 we received Letters of Intent (“LOI”) from various German companies in the paper industry for our SCC products: CalciLSTM and CalciSGTM.  These LOIs are subject to a definitive agreement that is to be executed upon the completion of a full-scale production plant in Sachsen Anhalt, Germany.  If and when these LOI are converted into definitive contracts, we believe that approximately 80% of the projected revenue for our first planned merchant facility in Germany could be derived from these definitive contracts. The customers who have signed the LOIs are a cross section of major German companies in the paper industry.  Each customer has signed confidentiality agreements and tested, at their own expense, our SCC sample product in their manufacturing process. The sample product has been purchased by GUSCO Handel as part of our agreement with GUSCO Handel and GUSCO Handel has the right to recover the sample cost in the event that any sale revenue is generated from the definitive agreements.   Furthermore, GUSCO Handel has undertaken to collect all revenues earned on our behalf and guarantee our customer payments for an additional fee.

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

The first tests carried out on CalciSPTM show that the product has certain characteristics that make it very suitable for use in bakery and cacao products. Further tests are currently being conducted on other applications within the target markets. Since its introduction in October 2005, we have been marketing this product in trade shows and assessing different opportunities for the distribution of this product.

Plastic, Sealant, Rubber and Adhesives Industry

CalciRCTM Product. In January 2006, we launched our latest product, CalciRCTM.  This product is aimed at polymer applications such as plastics, sealants, rubber and adhesives. Initial trials within the plastics industries have shown that CalciRCTM significantly improves certain strength characteristics of the finished product. When trialled in PVC profiles, significant improvements in gloss, brightness and lifetime were measured. Due to the rheological properties of the SCC, higher filler loadings can be achieved which reduce the amount of polymer resin used with consequent cost savings. Further trials are currently being conducted into the processibility characteristics of the product.

Paint Industry

SCC products are currently being developed and are expected to be launched in due course to serve the water based decorative paint market. SCC brings benefits of brightness and opacity that enables the producer to reduce the amount of expensive titanium dioxide in the formulation. While paint overall is growing at a rate of two percent (2%) annually, water based emulsion paint is growing at nine percent (9%) driven by environmental considerations and generally carries a premium price over paper industry products.

Business Activity: Small scale production plant

We have been operating a small-scale production plant in Leuna, Germany. The small-scale production plant, while not a full size commercial plant, is, nevertheless, a commercial plant in that the products manufactured (high grade SCC, in particular) can be sold.  High grade PCC for the pharmaceutical industry is often sold in relatively small amounts and command prices in excess of EU 800 per ton. We intend to manufacture and sell high-grade product in these specialist areas where supplies are not available to meet such demands.

Business Activity: Germany

We have finalized our plans to build our first full scale commercial SCC plant in Germany, on which our financing negotiations are based.  The commercial plant will produce 100,000 tonnes of SCC per year.

The commercial plant will utilise burnt lime as its raw material, whereas for future plant development, we signed an agreement with the German government agency, Mitteldeutsche Sanierungs - und Entsorgungsgesellschaft mbH (“MDSE”), on March 2, 2000, giving us exclusive access to the carbide lime stored in a portion of MDSE’s waste dump in Schkopau, Germany and an option to purchase an additional waste pond. In May 2004, we executed a further agreement with the MDSE in Germany for the exclusive access to a further 2.5 million tonnes of carbide lime waste at the Schkopau site near Leuna.

Following these transactions, we have access to over 3.5 million tonnes of carbide lime, but the original agreements will require re-negotiation for economic reasons for the material to be used in any future plant.  MDSE is the government agency responsible for the management of the Environmental Legacy of Eastern Germany.  When we use this historical waste lime it will form part of MDSE’s plan for landscape recovery.

In December 2006, we filed for a grant from the European Regional Structural Fund in order to finance the initial capital expenditures for the commercial plant.   While waiting for the German house bank’s endorsement of the grant application, we were advised by the authorities to withdraw the original application and re-apply for the 2007 grant since the benefits and conditions were more favourable.  The more favourable 2007 grant would contribute up to 50% of the capital costs of the commercial plant. During the first half of 2007 our house bank informed us that the due diligence requirements would substantially change in seeking credit committee approval and that they were aware that the State guarantee was under review in Brussels and it was unlikely we would continue to qualify for this guarantee, under which circumstances credit approval was unlikely.  In addition, we learned from the State of Sachsen Anhalt that a guarantee may be available up to 80% of the project finance portion, and that we should apply for this support with our grant application.

By the autumn of 2007 it was still unclear as to whether we would have access to the State guarantee and thus a new house bank was appointed, one of several recommended by the State of Sachsen Anhalt, who were prepared to fund 100% of our project finance without a State guarantee. This bank, an Austrian bank, conducted and concluded its due diligence in early 2008 and secured credit committee approval for the project.  However, due to deterioration in the credit markets and financial conditions of the house bank, the house bank had to withdraw, and a consortium of lenders was proposed and assembled by late summer 2008. A consortium bank was later appointed in the role of house bank, but this mandate was cancelled shortly after execution in view of acquisition of the house bank by a third party German bank.

In view of the difficulties in the financial markets and the inability of the house bank to provided the necessary funding, we concluded that we should seek a strategic partner to assist with the capital and funding of our project along the original lines conceived. We are now advised that a company at our stage of development could now qualify for the State guarantee we had previously understood was withdrawn.  We are currently evaluating our options in terms of how to best proceed given the new information provided and the current turmoil in the credit market. We anticipate securing the financing for our commercial 100,000 tonnes per annum plant in Sachsen Anhalt, Germany by:

•	A grant from European Structural Fund: up to 50% of the capital expenditure for the first plant,
•	20% of capital expenditure arranged by us and a planned industrial partner, and
•	30% of capital expenditure by the operating subsidiary company’s house bank.

We intend to produce slurry and dry products for sale in Germany and neighboring countries.  Germany is currently the largest producer of coated paper with 4.75 million tonnes and a further 1.25 million tonnes of coated board in 2003.  Both applications currently use a mix of kaolin and GCC in their production.

Business Activity: Republic of Slovakia

We originally signed a memorandum of understanding with Novaky Chemical Company (“Novaky”) to form a joint venture company to produce SCC from Novaky's waste lime. A joint venture agreement was signed on March 23, 2004.  Novaky currently has over 1.5 million tonnes of waste lime in temporary storage and continues to produce more in its ongoing acetylene production. Following the granting of our patent in the Slovak Republic in February 2005, we commenced the technical, financial and marketing feasibility of a large production facility plant to serve the Central European market.

Under the terms of the memorandum of understanding, we will control the joint venture. We expect the project to qualify for environmental and investment incentives from The Republic of Slovakia, which is an early entrant to the European Union enlargement. Following the granting of our patent in Slovakia in 2006, we are now actively working on developing this project.

Novaky, a renowned chemical conglomerate with a turnover of around U.S. $170 million, was founded in 1940. The company manufactures intermediate products such as electrolysis products, basic organic chemicals, vinyl chloride as well as end products manufactured from these intermediates and from polyvinyl chloride (“PVC”). Products are sold on both the domestic and the wider European market.  Previously a state company, Novaky was partially privatized in 2001 when Canadian company Exall Resources was selected by the Slovak National Property Fund to buy a 40.97% stake in the company.  With the entrance of the Slovak Republic into the EU, compliance with environmental standards has become critical. It was, therefore, the company that approached us for use of our proprietary technology in solving their carbide lime related environmental problems.

Following a change of management at Novacky and in view of delays with our project in Germany with the credit market turmoil, we determined to delay matters until our phased roll out program.

Business Activity: Americas

In August 2002, we appointed Charles Kunesh, formerly research director of Specialty Minerals Inc. in America, to represent our program to identify suitable waste deposits for possible SCC manufacture.  This has led to a number of discussions and we announced in April 2003 an agreement to conduct feasibility studies for such a project with Carbide Industries LLC of Louisville, Kentucky.  We are not pursuing this project or any other North American project at the present time until commencement of our roll out program.

Bubbletube

To address the problems associated with scaling up of reactors in the chemical industry from a small pilot plant to full-scale production, we worked with the Swiss Federal Institute of Technology in Lausanne, Switzerland in a project sponsored by the European Commission called the “Bubbletube.”  Scaling up can take about a third of the time it takes to bring a product to market and often affects its quality and yield.

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

Other Products, Patents and Licenses

We hold licenses to develop, produce and sell Trylene Gas, which is an acetylene based fuel gas.  We also hold a Canadian patent covering certain processes producing Calcium Carbonates (No. 1179138). Our Canadian patent No. 1145113 expired on April 27, 2000 and patent No. 11791138 expires on December 11, 2001.  We also hold a license to a U.S. patent on an acetylene gas process. Currently, we are not exploiting these patents or licenses, which were not assigned any value in the financial statements.

We first applied to patent our process of transforming waste lime into high quality SCC in 1998 and subsequently a patent was granted the United Kingdom.  An international application was filed under the European Patent Cooperation Treaty in December of 1999 to expand the protection of our intellectual property on an international level.  The patent examination was completed in May 2001 and patents were granted on July 31, 2003 in 13 European countries. Since then, patents have also been granted in Eurasia (Russia and the independent states formerly part of the Soviet Union), South Africa, Hong Kong, China, Indonesia, Slovakia, Australia, New Zealand, The United States, Brazil, Canada, Czech Republic, Hungary, India, Korea and Poland.  We have implemented patent registration in an extensive number of countries worldwide, including Japan and Poland.

We have no registered trademarks and no pending trademark applications.

Financing

During February 2004, our 6% convertible debentures with a value of $4,402,000 were re-negotiated by their retirement against the issue of new 5% debentures with a value of $4,642,000 to December 28, 2007. At maturity these were extended until December 31, 2009. All terms of the convertible debentures remain unchanged from the original debenture notes. During June 2004, holders were offered a proposal to amend the terms of their notes. The notes were amended to change (i) the conversion date to December 31, 2007 and (ii) the conversion price to $1.75 per share. All other terms and conditions of the 5% convertible debenture remained the same. As of this date, all of the 5% convertible debentures have been amended. In December 2008, following negotiations with the debenture holders, an agreement was reached whereby all the debenture holders agreed to convert 50% of their notes, plus accrued interest to December 31, 2008, into common shares of the Company at a price of $0.095 per share. This resulted in the issuance of 26,590,147 common shares, and a reduction of the note, to $2,526,064.  The notes now carry an interest rate of 1.75% and a new conversion price of $0.75 per share. These notes have since been amended to extend the maturity date to December 31, 2010. The Company has the right, upon ten (10) business days prior written notice, without penalty, to repay all or any portion of the outstanding principal.

On January 26, 2005, we concluded a private placement for a total of U.S. $2,250,000. The placement consisted of the issuing of 9,000,000 units, each unit consisting of one common share priced at U.S. $0.25, with one full common share purchase warrant for twelve months priced at U.S. $0.35 and one half warrant for twenty four months priced at U.S. $0.25.  The placement was conducted pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, provided for in Regulation S promulgated thereunder, as a placement made exclusively to persons who are not “U.S. Persons” as defined in the exemption. The proceeds of the placement were used in part towards upgrading our small-scale production plant in Germany from a batch process to a more fully integrated operation, thereby increasing our production capacity; completion of worldwide patent applications; further development of our new premium additive product, CalciRGTM, and for general working capital purposes.

On January 26, 2006 warrant holders exercised their right to convert 9,000,000 warrants to ordinary shares at a cost of U.S. $0.35 per share, raising U.S. $3,150,000.  The proceeds were used to further the Company's commercial projects, working capital and reduction of convertible short-term debt.

On January 24, 2007, we announced that the Directors of the Company had agreed to extend its U.S. $0.50 warrants, originally to mature on January 25, 2007, by one month, the new maturity date being February 25, 2007. The extended warrants were not covered and have now lapsed.  The Company has no further warrants outstanding.

We are currently financed through a credit facility, up to U.S. $3,000,000, from Epsom Asset Management Ltd. (“Epsom”). The credit facility was originally issued by Epsom Investment Services, N.V., but was assigned to Epsom Asset Management Ltd. in November 2008 following a reorganization of the Epsom Group.  In September 2007, Epsom Investment Services N.V. agreed to convert U.S. $2,001,000 of the balance due under the loan facility into our common shares on the basis of one share for each U.S. $0.29 of note. This conversion resulted in the issue of 6,900,000 common shares. In addition, in December 2007, Epsom Investment Services N.V. agreed to convert a further U.S. $1,259,697 of the balance due under the loan facility into our common shares on the basis of one share for each U.S. $0.30 of note. This conversion resulted in the issue of 4,198,990 common shares. The credit facility was temporarily extended to U.S. $5,000,000 during 2008 to December 31, 2008.  Epsom has extended the credit facility to August 30, 2010 and the balance as at December 31, 2008 stood at U.S. $5,436,000.

In the first quarter of 2009, we successfully concluded a restructuring of our debt under the credit facility agreement.  Epsom agreed to convert all of the outstanding debt under the credit facility into an aggregate amount of 57,222,053 common shares of which 27,305,844 shares were to be placed with Epsom’s clients and the other remaining common shares were placed with new investors outside of the United States by Epsom.  Proceeds from the sale of the shares by Epsom will be made available to us under the terms of the current credit facility for working capital purposes with interest charged at a rate of 1.75% per annum, payable quarterly.

On April 24, 2009, we issued 1,828,221 common shares, at $0.095 per share, to eight (8) creditors located in Europe in exchange for extinguishing certain debt owed to the creditors totaling $173,681.  The shares were issued pursuant to an exemption from registration requirements provided by Regulation S.

Revenue

During the fiscal year ended December 31, 2008 and the year ended December 31, 2007, we received revenues totaling U.S. $NIL and U.S. $58,000 respectively from the sale of SCC samples.  Please see the Consolidated Statement of Income and Item 8, Selected Financial Data, and Item 9, Management’s Discussion and Analysis of Financial Condition and Results of Operations, for more information.

Dependence on Customers and Suppliers

We are not dependent upon a single or a few customers or suppliers for revenues for our operations.

Project and Product Development

During the year ended December 31, 2007 and continuing through the fiscal year ended December 31, 2008, we moved out of the research and development stage and into the commercialization stage, and project and product development.  Accordingly, we no longer expense qualifying project nor qualifying research and development expenses.  U.S. $2,431,000 spent in the year on project and product development appears on the Balance Sheet as an intangible asset.

We expensed U.S. $NIL on research and development in the year ended December 31, 2008, U.S. $NIL in the year ended December 31, 2007, and U.S. $NIL in the ten months ended December 31, 2006.

4C.         Organizational Structure: The following is our organizational chart:

4D.         Property, Plant and Equipment

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

Construction of the 100,000 tonnes per annum SCC plant in Germany has been delayed due to the current financial climate and is expected to commence in the fourth quarter of 2009 and is pending partner and financing arrangements. The cost of the construction is estimated at Euros 45 million. Construction and commissioning are expected to take 18 months.

Item 4(A).  Unresolved Staff Comments

Not Applicable.

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

More recently, we have provided sample material from the small-scale plant in dried form to non-paper companies. These trials, in the plastics, food and other industry sectors, have been successful and have led us to add a drying facility onto the planned large-scale plant in Sachsen Anhalt, Germany, in order to be able to serve this part of the market.

We are currently attempting to secure financing for our commercial 100,000 tonnes per annum plant in Sachsen Anhalt, Germany.  Please see “Item 4B. Business Overview- Business Activity,” above, for more information.

We are currently financed through our credit facility with Epsom.  For more information on this facility, please see “Item 4B.  Business Overview- Financing,” above.

Critical accounting policies

The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Going concern

The financial statements have been prepared assuming we will continue as a going concern. Under the going concern assumption, an entity is ordinarily viewed as continuing in business for the foreseeable future with neither the intention nor the necessity of liquidation, ceasing trading or seeking protection from creditors pursuant to laws or regulations. In assessing whether the going concern assumption is appropriate, management takes into account all available information for the foreseeable future, in particular for the twelve (12) months from the approval of the financial statements.

Assets and liabilities are recorded on the basis that we will be able to realize our assets and discharge our liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments to the carrying values of assets and liabilities that might be necessary should we be unable to continue as a going concern.

5A.         Operating Results

The following discussion and analysis relates to items that have affected our results of operations for the years ended December 31, 2008, December 31, 2007, and ten months ended December 31, 2006. During 2006, we changed our fiscal year end from February 28 to December 31, effective December 31, 2006.  The information contained in the table below should be read in conjunction with our consolidated financial statements and accompanying notes included in this Annual Report on Form 20-F.

	Year Ended December 31, 2008		Year Ended December 31, 2007	10 Months Ended December 31, 2006
OPERATING REVENUE	$	NIL	$58,000	$48,000
COST OF REVENUES		$(37,000)	$(60,000)	$(32,000)
GROSS MARGIN		$(37,000)	$(2,000)	$16,000
Research and development expenses		$-0-	$-0-	$-0-
Project development expenses		$-0-	$-0-	$-0-
Product development expenses		$-0-	$-0-	$-0-
General and administrative expenses		$1,197,000	$313,000	$410,000
OPERATING LOSS		$(1,234,000)	$(314,000)	$(394,000)
LOSS BEFORE INCOME TAXES		$(2,025,000)	$(656,000)	$(622,000)
PROVISION FOR INCOME TAXES	$	(NIL )	$(22,000)	$2,000
NET LOSS		$(2,025,000)	$(678,000)	$(620,000)

December 31, 2008 compared to December 31, 2007.

Revenue.  We had revenues totalling U.S. $NIL for the year ended December 31, 2008 compared to U.S. $58,000 for the year ended December 31, 2007.  Whilst the small-scale production plant in Leuna, Germany continued to produce samples, no further sales have been generated as these have been mainly smaller sample sizes for the non-paper applications.  Revenues are derived from sales of SCC samples produced at the small-scale production facility in Leuna, Germany.

Expenses.  Product development and project development costs remained at $NIL.  Product development and project development expenditures of U.S. $2,431,000 (December 31, 2007: U.S. $1,020,000) were capitalized as an intangible asset.   During 2008, we continued to contain and reduce overhead costs. Despite this, general and administrative expenditures increased from $313,000 to $1,197,000 due to factors outside the control of the management such as the down turn in the world economy. The majority of the increase was as a result of a currency loss of $145,520 during the year caused by the average decline of the U.S. Dollar against the Euro and Pound Sterling against a currency gain in 2007 of $370,442.  Professional and legal fees increased from $40,000 to $355,000 and $37,000 to $113,000 respectively during the year. These increases were mainly due to the project financing efforts and due diligence requirements. Interest charges have increased substantially from $341,000 to $791,000. This is due to a failure of a planned share placement during the year requiring additional bridge facilities to year-end.  We are rearranging our debt and expect interest charges to be considerably reduced for the fiscal year ending December 31, 2009.

Net Loss.  The net loss in year ended December 31, 2008 increased to U.S. $2,025,000 from $678,000 in the year ended December 31, 2007.

December 31, 2007 compared to December 31, 2006 .

Revenue.  We had revenues totalling U.S. $58,000 for the period ended December 31, 2007 compared to U.S. $48,000 for December 31, 2006.  Revenues are derived from sales of samples produced at the small-scale production facility in Leuna, Germany.

Expenses.  Product development remained at U.S. $NIL, and project development costs remained at U.S. $NIL.  Project Development expenditure of U.S. $1,020,000 was capitalised as an intangible asset.  General and administrative expenses decreased U.S. $97,000 to U.S. $313,000. This is explained by expenditure that was incurred on the Commercial Plant and which has been included in Intangible Assets in the Balance Sheet.  Even though we are now in the commercialisation stage, project and product development continue but are recorded as Intangible Assets.

Net Loss.  The net loss in fiscal year 2007 increased to U.S. $678,000 from U.S. $620,000 in 2006.

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

Interest Rate Sensitivity

We are not currently subject to adverse movement in interest rates because our credit facilities are fixed at an interest rate of 1.75% and Convertible Debentures at an interest rate of 1.75%.  The credit facility agreement requires repayment on August 31, 2010.  We may redeem the Convertible Debentures before December 31, 2010.  We do not currently engage in hedging transactions designed to manage interest rate fluctuation risks.

5B.         Liquidity and Capital Resources

As of December 31, 2008, our working capital deficiency decreased to U.S. $744,000 from the working capital deficiency of U.S. $1,000,000 on December 31, 2007.  Cash deposits were down to U.S. $91,000 and current liabilities were down U.S. $398,000 on December 31, 2007.

As of December 31, 2007, our working capital deficiency increased to U.S. $1,000,000 from the working capital deficiency of U.S. $698,000 on December 31, 2006.  Cash deposits were down U.S. $267,000 and current liabilities were up U.S. $73,000 on December 31, 2006.

As of December 31, 2006, our working capital deficiency decreased to U.S. $698,000 from the working capital deficiency of U.S. $990,000 on December 31, 2005.  This decrease was largely as a result of the exercise of warrants, completed in January 2006, which raised U.S. $3,150,000.  On February 28, 2005, our working capital deficiency decreased to U.S. $359,000 from a working capital deficiency of U.S. $1,848,000 on February 29, 2004. This decrease was a result of raising U.S. $2,250,000 on January 27, 2005 from a private placement of 9,000,000 shares priced at U.S. $0.25.

To develop and commercialize our SCC technology, we believe we will require approximately U.S. $6,000,000 for working capital for the next 12 months.  However, given the cash on hand of $26,000, together with the restructuring of our debt in order to facilitate the arrangement of on-going working capital in early 2009, and the continuing control of expenses, the Company has sufficient working capital to meet its obligations up to the next 12 months. We have received assurances from the provider of this credit facility that it will continue to keep this credit facility available for this period. To develop commercial production of the SCC products, this credit facility would be insufficient and further funding would be required.

We are currently financed through a credit facility, up to U.S. $3,000,000, from Epsom Asset Management Ltd. (“Epsom”). The credit facility was originally issued by Epsom Investment Services, N.V., but was assigned to Epsom Asset Management Ltd. in November 2008 following a reorganization of the Epsom Group.  In September 2007, Epsom Investment Services N.V. agreed to convert U.S. $2,001,000 of the balance due under the loan facility into our common shares on the basis of one share for each U.S. $0.29 of note. This conversion resulted in the issue of 6,900,000 common shares. In addition, in December 2007, Epsom Investment Services N.V. agreed to convert a further U.S. $1,259,697 of the balance due under the loan facility into our common shares on the basis of one share for each U.S. $0.30 of note. This conversion resulted in the issue of 4,198,990 common shares. The credit facility was temporarily extended to U.S. $5,000,000 during 2008 to December 31, 2008.  Epsom has extended the credit facility to August 30, 2010 and the balance as at December 31, 2008 stood at U.S. $5,436,000.

In the first quarter of 2009, we successfully concluded a restructuring of our debt under the credit facility agreement.  Epsom agreed to convert all of the outstanding debt under the credit facility into an aggregate amount of 57,222,053 common shares of which 27,305,844 shares were to be placed with Epsom’s clients and the other remaining common shares were placed with new investors outside of the United States by Epsom.  Proceeds from the sale of the shares by Epsom will be made available to us under the terms of the current credit facility for working capital purposes with interest charged at a rate of 1.75% per annum, payable quarterly.

On April 24, 2009, we issued 1,828,221 common shares, at $0.095 per share, to eight (8) creditors located in Europe in exchange for extinguishing certain debt owed to the creditors totaling $173,681.  The shares were issued pursuant to an exemption from registration requirements provided by Regulation S.

We will need approximately U.S. $15,000,000 to build our first full-scale plant with a production capacity of 100,000 tonnes per annum.  In view of the difficulties in the financial markets and the inability of the house bank to provide the necessary funding, we plan to fund the construction of the commercial plant by:

•	A grant from European Structural Fund: up to 50% of the capital expenditure for the first plant,
•	20% of capital expenditure arranged by us and a planned industrial partner, and
•	30% of capital expenditure by the operating subsidiary company’s house bank.

During June 2004, holders were offered a proposal to amend the terms of their notes. The notes were amended to change (i) the conversion date to December 31, 2007 and (ii) the conversion price to $1.75 per share. All other terms and conditions of the 5% convertible debenture remained the same. As of this date, all of the 5% convertible debentures have been amended.

In December 2008, following negotiations with the debenture holders, an agreement was reached whereby all the debenture holders agreed to convert 50% of their notes, plus accrued interest to December 31, 2008, into common shares of the Company at a price of $0.095 per share.  This resulted in the issuance of 26,590,147 common shares and a reduction of the note to $2,526,064.  The notes now carry an interest rate of 1.75% and a new conversion price of $0.75 per share. These notes have since been amended to extend the maturity date to December 31, 2010.  The Company has the right, upon ten (10) business days prior written notice, without penalty, to repay all or any portion of the outstanding principal.

On January 26, 2005, we concluded a private placement for a total of U.S. $2,250,000. The placement consisted of the issuing of 9,000,000 units, each unit consisting of one common share priced at U.S. $0.25, with one full common share purchase warrant for twelve months priced at U.S. $0.35 and one half warrant for twenty four months priced at U.S. $0.25.  The placement was conducted pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, provided for in Regulation S promulgated thereunder, as a placement made exclusively to persons who are not “U.S. Persons” as defined in the exemption. The proceeds of the placement were used in part towards upgrading our small-scale production plant in Germany from a batch process to a more fully integrated operation, thereby increasing our production capacity; completion of worldwide patent applications; further development of our new premium additive product, CalciRGTM, and for general working capital purposes.

On January 26, 2006 warrant holders exercised their right to convert 9,000,000 warrants to ordinary shares at a cost of U.S. $0.35 per share, raising U.S. $3,150,000.  The proceeds were used to further the Company's commercial projects, working capital and reduction of convertible short-term debt.

On January 24, 2007, we announced that the Directors of the Company had agreed to extend its U.S. $0.50 warrants, originally to mature on January 25, 2007, by one month, the new maturity date being February 25, 2007. The extended warrants were not covered and have now lapsed.  The Company has no further warrants outstanding.

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

5C.         Research and Development, Patents and Licenses, etc.

We expensed U.S. $NIL in the year ended December 31, 2008, U.S. $NIL in the year ended December 31, 2007, and U.S. $NIL in the ten months ended December 31, 2006, on research and development.

5D.         Trend Information

Revenue from the principal activity commenced for trial purposes since the year ended February 29, 2004.  At the present time, we have not generated any revenue from producing SCC on a commercial scale and have incurred substantial losses due to expenses associated with our close of past Trylene and Acetylene Gas businesses and research and development expenses.

We anticipate no increase in sales of samples in the near future due to the allocation of samples to non-paper applications where samples are small and not usually paid for.

5E.         Off Balance Sheet Arrangements

None.

5F.         Tabular Disclosure of Contractual Obligations

Contractual obligations for the fiscal year ended December 31, 2008 are disclosed as follows:

	Dec 31, 2008	Payments Due by Period
Contractual Obligations	Total	< 1 year	1-3 years	4-5 years	> 5 years
	$	$	$	$	$

Credit facility	5,436,000	0	5,436,000	0	0
Convertible debentures	2,321,000	2,231,000	0	0	0
Debenture Interest payable	0	0	0	0	0
Equipment leasing	0	0	0	0	0
Property Rental	86,000	86,000	0	0	0
Purchase Obligations	0	0	0	0	0

Total Contractual Cash Obligations	7,843,000	2,407,000	5,436,000	0	0

We categorized our contractual obligations based on the following:

Credit facility.  This is the balance on the credit facility with Epsom Asset Management Ltd. as of December 31, 2008.  It is not repayable until August 2010 and is therefore a non-current liability.  In the first quarter of 2009, we concluded a restructuring of the debt under the credit facility agreement in which Epsom agreed to convert the substantially all of the outstanding debt under the credit facility into an aggregate amount of 57,222,053 common shares.  Under the terms of the revised credit facility, Epsom agreed to provide up to U.S. $3,000,000 for working capital purposes with interest charged at a rate of 1.75% per annum, payable quarterly. The credit facility is due August 31, 2010.

Convertible Debentures.  Debenture holders were offered and accepted new debentures with a maturity date of December 31, 2010, and fall into the 1-3 year(s) period.  Please see “Item 4B. Business Overview- Financing” for further information.

Interest payable.  The interest payable on convertible debentures is due up to the date of maturity.

Property Rental.  The lease for the building containing the Small Scale Plant expires in September 2011.

Item 6.    Directors, Senior Management and Employees

6A.          Directors, Senior Management

The following is a list of our directors and officers and a brief description of their business experience.  There are no family relationships between any officers and directors.

At our Annual General Meeting of Shareholders held on November 8, 2008 the Board of Directors were elected.

Name	Age	Positions Held	Period

Roger A. Leopard	67	Director	June 2001-Present

		President and Chief Executive Officer	February 2000 – Present

John M. Smith	73	Director	August 1993 – Present

Howard Edmund Browning	65	Director	March 2005 – Present

Nicholas Meadmore	59	Chief Financial Officer	September 2005 – December 2008

Roger A. Leopard.  Mr. Leopard is our Chief Executive Officer, President and Director.  Mr. Leopard is a Chartered Accountant, initially with Deloittes until leaving the profession in 1966 to join The Great Universal Stores as Assistant Treasurer.  He played a key role in the development of the corporation’s financial services division.  In 1976, Mr. Leopard was appointed Vice President of Finance of the CIG Group, a computer leasing and related product marketing and service operation with diversified European operations.  He was subsequently appointed Chairman of the Board and Chief Executive of CIG Group’s U.S. listed parent company.  During this period, he specialized in innovative methods of financing a wide range of businesses and was involved in early stage company development and finance.  This involved the arranging of funding for many commercial organizations in North America, Western Europe, Russia and the CIG Group.  Before becoming our director, Mr. Leopard was a director of Epsom Investment Services N.V..  Upon his appointment, he resigned from this position and is no longer involved with Epsom Investment Services N.V. and is not affiliated with Epsom Asset Management Ltd.

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

Howard Edmund Browning.  Dr. Browning is our Director, and obtained his MA and D. Phil. in Organic Chemistry at Oxford University and an IEP at Insead.  Involved in the formation of Zeneca, he spent 27 years, from 1969 to 1996, with ICI/Zeneca, initially in research at ICI Plastics in the United Kingdom, then subsequently as Business Manager of ICI Resins and Petrochemicals, operating both in Europe and the Far East. Later as General Manager of ICI Bioproducts and Planning, he created the Zeneca Lifescience Molecules business. From 1996 until 2004, he was Chairman of the Tullis Russell Group plc, the papermaking and converting group, in the United Kingdom. Dr. Browning comes with a wealth of experience in the areas in which we are embarking, such as paints, resins and more recently, the paper industry.

Nicholas Meadmore.  Mr. Meadmore was our Chief Financial Officer, and brought to us over 30 years experience in international accounting and financial reporting.  Following the completion of an MBA at Henley Management College in 1994, he spent six years in the international hotel and hospitality industry, among others, with Four Seasons. More recently, he spent four years with NGO’s in Geneva, Switzerland, including the World Health Organization.

6B.         Compensation

During our fiscal year ended December 31, 2008, we paid an aggregate of U.S. $366,000 in compensation to our directors and officers as a group for services in all capacities.  We did not make any payments for pension or retirement plans for officers and directors.

Directors’ Compensation

Directors, who are not our employees, are compensated by stock options and U.S. $1,000 for each board meeting attended, in addition to travel expenses.  Directors, who are also our officers, do not receive additional compensation for serving as Directors.

Executive Compensation

The following table sets forth the aggregate cash compensation paid for the past fiscal year for executive compensation:

SUMMARY COMPENSATION TABLE

						Long Term Compensation
		Annual Compensation		Awards		and Payouts
					Securities
Name and	Fiscal	Cash	Other Annual	Restricted	Underlying	LTIP	All Other
Principal Position	Period	Compensation	Compensation	Stock	Options	Payouts	Compensation
		$	$	Award(s)	#	$	$

Roger A. Leopard	Dec 2008	234,000	Nil	Nil	1,250,000	Nil	Nil
C.E.O. & President

Nicholas Meadmore	Dec 2008	132,000	Nil	Nil	Nil	Nil	Nil
C.F.O.

6C.         Board Practices

Our Directors serve a one-year term and are elected at the Annual General Meeting of Shareholders.  At the Annual General Meeting of Shareholders, held on November 3, 2008, the shareholders elected Messrs. Roger A. Leopard, John M. Smith, and Howard Edmund Browning as Directors.  Our officers are elected by the Board to serve at the pleasure of the Board.  We have no contracts with any of our Directors that provide for payments upon termination.

During the period ended December 31, 2008, Dr. Browning and Mr. Smith comprised the Audit Committee and Messrs Leopard and Browning comprised the Compensation Committee.  Prior to Mr. Perkin’s death, Mr. Perkins was a member of the Audit Committee (Dr. Browning replaced him upon his death). The primary functions of the Audit Committee are to review the scope and result of the audit performed by our independent accountants, our internal accounting controls, non-audit services performed by the independent accountants and the cost of accounting services.  The Compensation Committee reviews all compensation proposed for senior management and Board members.

On June 2008, Mr. Alan E. Perkins, a member of the Board of Directors, passed away. Since February 2005, Mr. Perkins served as a member of the Audit Committee. Dr. Browning assumed Mr. Perkins role as a member of the Audit Committee.

6D.         Employees

Our subsidiary, CalciTech Group Services SA, has three (3) full-time employees and no part-time employees located in Switzerland.  We have two (2) officers located in Switzerland: Mr. Leopard and Mr. Smith.   CalciTech Deutschland GmbH has no (0) full-time employees and no part-time employees located in Germany.  We and our other subsidiaries do not have employees.

6E.         Share Ownership

The following table sets forth the share ownership of our Officers and Directors as of date of March 31, 2009.

	Dec 31, 2008
	Number of
	Shares	Percent

Roger A. Leopard (non-beneficial)(1)	1,840,625	0.99%
John M. Smith	225,668	0.12%
Alan Perkins(2)	100,000	0.05%
Howard Browning	0	0
Nicholas Meadmore	0	0

(1)	Mr. Leopard is a non-beneficiary of the above shares as they are owned by a trust in which he has no interest.
(2)	Mr. Alan Perkins passed away on June 2008.

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

In 2005, following Mr. Tompkins’ decision not to stand for re-election to the Board of Directors, we entered into a consulting agreement with Mr. Tompkins for the delivery of services relating to the financing of projects by way of equity or debt as the parties may agree in writing from time to time.  As part of the agreement, Mr. Tompkins’ options as granted will be maintained by us through to maturity.

During the fiscal year ended December 31, 2008, we issued no share options. The Balance of outstanding options is shown in the table below:

Outstanding Options

Name	Shares Underlying Options	Exercise Price		Purchase Price, if any	Expiration Date

Roger A Leopard	750,000	USD $	0.33	-	February 28, 2013
	500,000	USD $	0.27	-	October 10, 2013
	500,000	USD $	0.095	-	January 27, 2014

H J M Tompkins	250,000	CAD $	0.30	-	February 25, 2010
	250,000	CAD $	0.45	-	February 25, 2010
	100,000	CAD $	0.33	-	February 25, 2010
	100,000	CAD $	0.24	-	February 25, 2010

John M Smith	100,000	USD $	0.24	-	February 25, 2010
	250,000	USD $	0.37	-	February 25, 2013
	100,000	USD $	0.27	-	October 10, 2013
	250,000	USD $	0.095	-	December 30, 2013

Marc Lakmaaker	50,000	USD $	0.27	-	October 10, 2013
	200,000	USD $	0.095	-	January 27, 2014

The Estate of Alan E Perkins(1)	250,000	USD $	0.24	-	February 25, 2010

Howard E Browning	250,000	USD $	0.23	-	June 30, 2010
	250,000	USD $	0.30	-	February 28, 2013
	250,000	USD $	0.095	-	January 27, 2014

Nicholas Meadmore	0

(1)	Mr. Alan Perkins passed away on June 2008.

Item 7.   Major Shareholders and Related Party Transactions

7A.         Major Shareholders

Past development expenditures were and are currently funded through a Credit Facility Agreement with Epsom Investment Services, N.V., and now Epsom Asset Management Ltd (“Epsom”), whose clients collectively hold less than 15% of the equity interest in us.  Epsom has no control over these shares as they are held by clients in their own right.  Subject to the foregoing, we are not directly or indirectly owned or controlled by any other corporation or by any foreign government.  Further, we do not know of any arrangement, which may by its operation result in a change in our control at some subsequent date.

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

On January 16, 2006 New Star converted 1,919,000 warrants into common shares.  As per New Star’s latest filing of Schedule 13G/A with SEC on January 11, 2009, their current holding is 6,338,000 shares which represents 6.34% of the outstanding common shares.

As of December 31, 2008, there were 1,350 record holders of common shares in the United States representing approximately 97.5% of the total shareholders as reported to be held in the records of Computershare Trust Company, the Registrar and Transfer Agent for the common shares.

7B.         Related Party Transactions

The amount paid to our shareholders, directors and officers and their related companies for consulting and other services totaled U.S. $702,000 for the year ended December 31, 2008, U.S. $105,000 for the year ended December 31, 2007, and U.S. $230,000 for the ten months ended December 31, 2006.

In the financial year ended December 31, 2008, this amount included U.S. $39,000 paid to directors and U.S. $663,000 paid to EuroHelvetia TrustCo S.A.  In the financial year ended December 31, 2007, this amount included U.S. $7,000 paid to directors (U.S. $52,000 for the ten months ended December 31, 2006) and U.S. $99,000 paid to EuroHelvetia TrustCo S.A. (U.S. $275,000 for the ten months ended December 31, 2006), who were contracted by us to act as our exclusive financial advisors.  EuroHelvetia charge their fees for work related to advice on private placements, fund raising and project finance.  Roger A. Leopard, our Chief Executive Officer and President, is also a director of EuroHelvetia TrustCo S.A.  EuroHelvetia also provides administration of Epsom Investment Services N.V.

The fees and services were approved by the independent directors.

7C.         Interest of Experts and Counsel.

Not Applicable.

Item 8.  Financial Statements

8A.         Consolidated Statements and Other Financial Information

We have attached the following Financial Statements as part of this Annual report:

•	Consolidated Balance Sheets as of December 31, 2008, 2007 and 2006.

•	Consolidated Statements of Operations for the years ended December 31, 2008, 2007 and the ten month period ended December 31, 2006.

•	Consolidated Statements of Shareholders’ (Deficit) Equity for the years ended December 31, 2008, 2007 and the ten month period ended December 31, 2006.

•	Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and the ten month period ended December 31, 2006.

•	Notes to Consolidated Financial Statements.

The Financial Statements are attached hereto following the Signature Page.

Legal Proceedings

The Company currently is not involved in any legal proceedings.

Dividend Policy

We have never paid any dividends and do not intend to in the near future.

8B.         Significant Changes

None.

Item 9.   The Offer and Listing

9A.         Price History of Stock

Until January 19, 2005, our common shares were listed in Canada on the TSX Venture Exchange (“TSX”), under the symbol CLK and in the United States on the OTC Electronic Bulletin Board (“OTC Bulletin Board”), under the symbol CLKTF.OB.  On May 15, 2002, our shares were approved to trade on the Third Segment of the Frankfurt Stock Exchange in Germany, under the symbol XCH.  However, following our voluntary delist from the TSX, our common shares no longer have a quotation on the Freiverkehr.  In July 2005, our common shares were approved for listing on the PLUS Markets (then still named OFEX) under the symbol CLK.  Due to the high cost of maintaining this listing and the lack of market makers provided by the PLUS markets, we decided to delist our shares on December 30, 2008.

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

The high and low prices expressed in Canadian dollars on the TSX for our common shares and the high and low prices expressed in United States dollars quoted on the OTC Bulletin Board for the last six (6) months, each quarter for the last two (2) fiscal years and annually for the last five (5) years are as follows:

	TSX Venture Exchange		OTC Bulletin Board		OFEX
	C$	C$	US$	US$	UK£	UK£

2009	High	Low	High	Low	High	Low
May 31, 2009	N/A	N/A	$0.10	$0.08	N/A	N/A
April 30, 2009	N/A	N/A	$0.10	$0.08	N/A	N/A
March 31, 2009	N/A	N/A	$0.11	$0.06	N/A	N/A
February 38, 3009	N/A	N/A	$0.12	$0.07	N/A	N/A
January 31, 2009	N/A	N/A	$0.10	$0.02	N/A	N/A

2008	High	Low	High	Low	High	Low
4th Qtr ended December 31, 2008	N/A	N/A	$0.18	$0.02	£0.12	£0.01
3rd Qtr ended September 30, 2008	N/A	N/A	$0.25	$0.14	£0.15	£0.09
2nd Qtr ended June 30, 2008	N/A	N/A	$0.25	$0.18	£0.13	£0.12
1st Qtr ended March 31, 2008	N/A	N/A	$0.29	$0.20	£0.14	£0.14

2007	High	Low	High	Low	High	Low
4th Qtr ended December 31, 2007	N/A	N/A	$0.35	$0.20	£0.16	£0.12
3rd Qtr ended September 30, 2007	N/A	N/A	$0.35	$0.16	£0.17	£0.11
2nd Qtr ended June 30, 2007	N/A	N/A	$0.44	$0.26	£0.24	£0.17
1st Qtr ended March 31, 2007	N/A	N/A	$0.56	$0.35	£0.25	£0.21

2006	High	Low	High	Low	High	Low
4th Qtr ended December 31, 2006	N/A	N/A	$0.44	$0.25	£0.21	£0.17
3rd Qtr ended September 30, 2006	N/A	N/A	$0.30	$0.18	£0.17	£0.13
2nd Qtr ended June 30, 2006	N/A	N/A	$0.51	$0.25	£0.27	£0.17
1st Qtr ended March 31, 2006	N/A	N/A	$0.59	$0.31	£0.29	£0.21

Period	High	Low	High	Low	High	Low
Jan 1, 2007 - Dec 31, 2007	N/A	N/A	$0.56	$0.16	£0.25	£0.11
Jan 1, 2006 - Dec 31, 2006	N/A	N/A	$0.60	$0.13	£0.29	£0.13
Jan 1, 2005 - Dec 31, 2005	$0.40	$0.30	$0.29	$0.15	£0.12	£0.11
Jan 1, 2004 - Dec 31, 2004	$0.49	$0.24	$0.31	$0.18	N/A	N/A
Jan 1, 2003 - Dec 31, 2003	$0.73	$0.39	$0.41	$0.25	N/A	N/A

9B.         Plan of Distribution

Not Applicable.

9C.         Markets

Our common shares are listed in the United States on the OTC Bulletin Board under the symbol CLKTF.OB.  Up until January 19, 2005, our common shares were listed in Canada on TSX, when delisting from this exchange was formalized.  With effect from May 15, 2002, our common shares have been listed in Germany on the Third Segment of the Frankfurt Stock Exchange under the symbol XCH.  However, following our voluntary delist from the TSX-V, our shares no longer have a quotation on the Freiverkehr.  In July 2005, our common shares were approved for listing on the PLUS Markets (then still named OFEX) under the symbol CLK. Due to the high cost of maintaining this listing and the lack of market makers provided by the PLUS markets, we decided to delist our shares on December 30, 2008.

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

Common Shares

We are authorized to issue 200,000,000 common shares, par value $0.001.  All issued and outstanding common shares are fully paid and non-assessable.  Each holder of record of common shares is entitled to one vote for each common share so held on all matters requiring a vote of shareholders, including the election of directors.  Shareholders are not entitled to cumulative voting for directors.  The holders of common shares will be entitled to dividends on a pro-rata basis, if and when declared by the Board of Directors.  There are no preferences, conversion rights, pre-emptive rights, subscription rights, or restrictions on transfers attached to the common shares.  In the event of our liquidation, dissolution or winding up, the shareholders are entitled to participate in the distribution of our assets available after satisfaction of the claims of creditors.

Powers and Duties of Directors

The Directors shall manage or supervise the management of our affairs and business and shall have authority to exercise all such powers as are not, by the Company Act, Articles or By-laws, required to be exercised by the shareholders in a general meeting or prohibited by law.

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

In accordance with our By-laws , Directors shall be elected by an “ordinary resolution” which means (a) a resolution passed by our shareholders in a General Meeting by a simple majority of the votes cast in person or by proxy, or (b) a resolution that has been submitted to our shareholders who would have been entitled to vote on it in person or by proxy at our general meeting and that has been consented to in writing by all of our shareholders entitled to vote on it.

The Bermuda law and our Articles and By-laws contain no provisions that would prevent or delay a change in control of us.

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

Addendum to the Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated September 7, 2007.  Under this Addendum, Epsom agreed to convert $2,001,000 of the outstanding credit facility into 6,900,000 shares of the Company’s common stock at the then current market price of $0.29.  The credit facility was maintained at $2.5 million, the repayment date was extended to August 31, 2009, and the interest charge was increased to 8.5%.

Addendum to the Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated August 31, 2008.  Under this Addendum, Epsom agreed to increase the credit facility to U.S. $5,000,000 on a temporary basis until the closing of a placing with Newlands Stockbrokers or December 31, 2008, whichever was earlier.

Addendum to the 6% Convertible Debenture Due December 31, 2009 between the Company and certain Holders.  Under this Addendum, the Company and the Holders agreed to convert 50% of the outstanding principal under the Debenture into shares of the Company’s common stock at a price of U.S. $0.095, and to extend the payment date for the remaining principal to December 31, 2010 at a revised interest rate of 1.75% per annum.

Addendum to the Credit Facility Agreement between Epsom Asset Management Ltd. and CalciTech Ltd. dated February 23, 2009.  Under this Addendum, Epsom agreed to convert the outstanding balance on the credit facility as of December 31, 2008, into the Company’s common shares at a conversion price of $0.095 per share, provided that Epsom is able to resell 50% of the converted common shares to new and existing investors. Epsom converted all of the outstanding balance under the credit facility per this addendum in the first quarter of 2009.  The proceeds of the conversion will be made available to the Company under the current credit facility for working capital purposes.

Addendum to the Credit Facility Agreement between Epsom Asset Management Ltd. and CalciTech Ltd. dated February 25, 2009.  Under this Addendum, Epsom agreed to increase the credit facility limit from $2,500,000 to $3,000,000 and to decrease the effective interest rate from 3.5% to 1.75%.

Addendum to the Credit Facility Agreement between Epsom Asset Management Ltd. and CalciTech Ltd. dated May 29, 2009.  Under this Addendum, Epsom agreed to extend the balance of the credit facility past U.S. $5,000,000 to meet the Company’s working capital needs until the conversion of the outstanding balance on the credit facility agreement was converted into the Company’s common shares.

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

In addition, this summary is generally limited to persons holding common shares as “capital assets” within the meaning of Section 1221 of the Code and whose functional currency is the U.S. dollar. The discussion below also does not address the effect of any United States state or local tax law or foreign tax law.  Prospective investors are advised to consult their own tax advisors with respect to their particular circumstances and with respect to the effects of state, local or foreign tax laws to which they may be subject.

Dividends.  For United States federal income tax purposes, the gross amount of a distribution, including any foreign withholding taxes, with respect to your common shares will be treated as a taxable dividend to the extent of our current and accumulated earnings and profits, computed in accordance with United States federal income tax principles. For taxable years beginning before January 1, 2011, if you are a non-corporate taxpayer such dividends may be taxed at the lower applicable capital gains rate provided (1) certain holding period requirements are satisfied, (2) we are eligible for the benefits of the income tax treaty, and (3) we are not, for the taxable year in which the dividend was paid, or in the preceding taxable year, a “passive foreign investment company.” Non-corporate U.S. Investors are strongly urged to consult their own tax advisors as to the applicability of the lower capital gains rate to dividends received with respect to the common shares.  Distributions in excess of our current or accumulated earnings and profits will be applied against and will reduce your tax basis in your common shares and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such common shares.  You should be aware that we do not intend to calculate our earnings and profits for United States federal income tax purposes and, unless we make such calculations, you should assume that any distributions with respect to common shares generally will be treated as a dividend, even if that distribution would otherwise be treated as a return of capital or as capital gain pursuant to the rules described above.  If you are a corporation, you will not be allowed a deduction for dividends received in respect of distributions on common shares, which is generally available for dividends paid by U.S. corporations.

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

Item 15T. Controls and Procedures.

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

As of the end of the period covered by this annual report, an evaluation was carried out under the supervision of management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of CalciTech’s disclosure controls and procedures (as defined in Rule 13a–15e) under the US Securities Exchange Act of 1934.  Based upon that evaluation, the CEO and CFO concluded that these disclosure controls and procedures were effective as of the end of the period covered by this annual report.  No significant changes were made in CalciTech’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

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

CalciTech management assessed the effectiveness of CalciTech’s internal control over financial reporting as of December 31, 2008 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework, Guidance for Smaller Public Companies. Based on this assessment, management believes that, as of December 31, 2007, CalciTech’s internal control over financial reporting was effective.

This annual report does not include an attestation report of the company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

 (c) Changes in Internal Control over Financial Reporting.

None.

Item 16.   [Reserved]

Item 16A           Audit Committee Financial Report

There are currently two members on the Audit Committee.  Mr. John M. Smith and Dr. Howard Browning constitute the members of the Audit Committee.  Both Messrs Smith and Browning are independent directors.  Due to the size of the Audit Committee, the Board does not have an audit committee financial expert serving on its Audit Committee.

Item 16B           Code of Ethics

We have adopted a “code of ethics” (as that term is defined in Form 20-F) (the "Code of Ethics"), which is available on our website at www.calcitech.com.

Item 16C           Principal Accountant Fees and Services

The independent auditor for the fiscal years ended December 31, 2008, December 31, 2007 and 10 months ended December 31, 2006 was HW Fisher & Co, for the year ended February 28, 2006 was HW Fisher & Co, and for the year ended February 28, 2005 was MRI Moores Rowland LLP.

Audit Fees

The aggregate fees billed by HW Fisher & Co for professional services rendered for the audit of our annual financial statements on Form 20-F for the fiscal year ended December 31, 2008 was $47,491.

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

Audit-Related Fees

The aggregate fees billed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of our financial statements for the year ended December 31, 2008 was $NIL, December 31, 2007 was $NIL, ten months ended December 31, 2006 was $ NIL and the year ended February 28, 2006 was $NIL.

Tax Fees

The aggregate fees billed for tax compliance, tax advice and tax planning rendered by our independent auditors for the fiscal year ended December 31, 2008 was $NIL, December 31, 2007 was $NIL, ten months ended December 31, 2006 was $NIL and the year ended February 28, 2006 was $NIL.

All Other Fees

The aggregate fees billed for all other professional services rendered by our independent auditors for the fiscal year ended December 31, 2008 was $NIL, December 31, 2007 was $NIL, ten months ended December 31, 2006 was $NIL and the year ended February 28, 2006 was $NIL.

Pre-Approval Policies or Procedures

The Audit Committee does not have any pre-approval policies or procedures.

Percentage of Fees Approved

The percentage of fees disclosed (above) that were approved by the Audit Committee is 100%.  The percentage of hours expended on the principal accountant's engagement to audit our financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees was 0%.

Item 16D           Exemptions From The Listing Standards For Audit Committees

Not applicable.

Item 16E           Purchases Of Equity Securities By The Issuer And Affiliated Purchasers

None.

Item 16F           Change in Registrant’s Certifying Accountant

No change.

Part III

Item 17.  Financial Statements

The following Financial Statements pertaining to us are filed as part of this Annual report:

•	Consolidated Balance Sheets as of December 31, 2008, 2007 and 2006.

•	Consolidated Statements of Operations for the years ended December 31, 2008, 2007 and the ten month period ended December 31, 2006.

•	Consolidated Statements of Shareholders’ (Deficit) Equity for the years ended December 31, 2008, 2007 and the ten month period ended December 31, 2006.

•	Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and the ten month period ended December 31, 2006.

•	Notes to Consolidated Financial Statements.

The Financial Statements are attached hereto following the Signature Page.

Item 18.  Financial Statements

See Item 17.

Item 19.  Exhibits

Exhibit No.	Name

1.1	Articles of Kemgas Ltd.(1)
1.2	Altered Memorandum of Kemgas(1)
1.3	Altered Memorandum of Kemgas, dated July 29, 1994(2)
1.4	Certificate of Continuance to Bermuda, dated February 13, 1995(2)
1.5	By-Laws of Kemgas, as adopted June 1995(2)
1.6	Certificate of Incorporation on Change of Name dated September 11, 2000(3)
1.7	Certificate of Deposit of Memorandum of Increase of Share Capital, dated November 12, 2008*

4.1	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated February 28, 2005(4)
4.2	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated April 2006(5)
4.3	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated August 15, 2006(5)

4.4	Form of 5% Convertible Debenture due February 28, 2005(4)
4.5	Form of Addendum to 5% Convertible Debenture Due February 28, 2005(4)
4.6	Consulting Agreement between CalciTech Ltd. and H.J. Mark Tompkins dated February 25, 2005(4)
4.7	Form of 6% Convertible Debenture due December 31, 2009*
4.8	Addendum to the Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated September 7, 2007*
4.9	Addendum to the Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated August 31, 2008*
4.10	Addendum to the 6% Convertible Debenture Due December 31, 2009 between the Company and certain Holders*
4.11	Addendum to the Credit Facility Agreement between Epsom Asset Management Ltd. and CalciTech Ltd. dated February 23, 2009*
4.12	Addendum to the Credit Facility Agreement between Epsom Asset Management Ltd. and CalciTech Ltd. dated February 25, 2009*
4.13	Addendum to the Credit Facility Agreement between Epsom Asset Management Ltd. and CalciTech Ltd. dated May 29, 2009*

8.1	List of Subsidiaries*

12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act*
12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act*

13.1	Certification under Section 1350*

* Filed herewith
(1)	Previously filed with Registration Statement on Form 20-F under the Securities Exchange Act of 1934 on June 29, 1992.
(2)	Previously filed with the Form 20-F submitted for the fiscal year ended February 28, 1997.
(3)	Previously filed with the Form 20-F submitted for the fiscal year ended February 29, 2000.
(4)	Previously filed with the Form 20-F submitted for the fiscal year ended February 28, 2005.
(5)	Previously filed with the Form 20-F submitted for the fiscal year ended February 28, 2006.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual report on Form 20-F on its behalf.

DATED: June 24, 2009	CALCITECH LTD.
(Registrant)

	By:	/s/ Roger A. Leopard
Roger A. Leopard
President and Chief Executive Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
OF
CALCITECH, LTD.

F

REPORT OF AUDITORS

To the shareholders and board of directors of CalciTech Ltd

We have audited the accompanying consolidated balance sheet of CalciTech Ltd as of December 31, 2008, December 31, 2007 and December 31, 2006, the related consolidated statement of operations, shareholders' equity (deficiency), and cash flows for the year ended December 31, 2008, December 31, 2007, and 10 months ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

The financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CalciTech Ltd as of December 31, 2008, December 31, 2007 and December 31, 2006, and the consolidated results of its operations and its cash flows for the year ended December 31, 2008, December 31, 2007, and the 10 months ended December 31, 2006 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.1 to the financial statements, the Company has incurred losses and negative cash flows from operations for the year ended December 31, 2008, and the period ended December 31, 2007. These matters raise doubt about its ability to continue as a going concern. Management plans in regard to these matters are also described in Note 2.1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ H.W. Fisher & Company
H. W. Fisher & Company
Chartered Accountants
Acre House
11-15 William Road
London
NW1 3ER
United Kingdom

Dated: June 23, 2009

CALCITECH LTD
CONSOLIDATED BALANCE SHEET
As of December 31, 2008, December 31, 2007 and December 31, 2006
(amounts in thousands of US dollars, except per share data)

		year to	year to	10 months to
	Notes	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
		$	$	$
ASSETS

Current assets
Cash and cash equivalents	2.6	26	117	385
Stock		0	7	6
Receivables, prepaid expenses
and other current assets	3	233	277	238

Total current assets		259	401	629

Non-current assets
Property, plant and equipment, net	4	1,029	1,181	972
Intangible assets	2.8 and 5	5,869	3,867	1,643

Total non-current assets		6,898	5,049	2,615

TOTAL ASSETS		$7,157	$5,450	$3,244

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD
CONSOLIDATED BALANCE SHEET
As of December 31, 2008, December 31, 2007 and December 31, 2006
 (amounts in thousands of US dollars, except per share data)

		year to	year to	10 months to
	Notes	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
		$	$	$
LIABILITIES & SHAREHOLDERS' EQUITY /(DEFICIENCY)

Current liabilities
Accounts payable		534	865	757
Accruals		353	233	192
Convertible debentures - current portion	2.14 & 8.1	0	0	92
Deferred gain on sale and leaseback - current portion		0	99	99
Other loans	7	0	0	0
Asset Agreement - current portion	7	85	177	158
Provisions - current portion	10	31	27	29

Total Current Liabilities		$1,003	$1,401	$1,327

Non Current Liabilities
Convertible debentures - non-current portion	2.14 & 8.1	0	0	0
Credit facility	6	5,436	1,630	1,580
Deferred gain on sale and leaseback		0	0	99
Other loans	7	0	0	0
Asset Agreement - non-current portion	7	0	0	158
Provisions - non-current portion	10	109	152	156

Total Non Current Liabilities		$5,545	$1,782	$1,993

Total liabilities		$6,548	$3,183	$3,320

Commitments and Contingencies

Shareholders' Equity	8
Common stock, Cdn $ 0.001 par value;
200,000,000 shares authorised; issued & outstanding
(88,899,675 at December 31, 2006)
99,998,665 at December 31, 2007,
(126,588,812 at December 31, 2008)		1,846	1,824	1,813

Share premium, holders' options outstanding
On credit facility and contribution surplus		43,165	40,661	37,457
Convertible debentures		2,321	4,642	4,613
Accumulated deficit during the development stage		(46,393)	(44,368)	(43,690)
Cumulative foreign currency translation adjustments		(330)	(492)	(269)

Total Shareholders' (Deficit) Equity		609	2,267	(77)

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY		$7,157	$5,450	$3,244

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD
CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended December 31, 2008,
the year ended December 31, 2007,
and the ten month period ended December 31, 2006,
(amounts in thousands of US dollars, except per share data)

		year to	year to	10 months to
	Notes	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
		$	$	$

Revenues		0	58	48
Cost of revenues		(37)	(60)	(32)

Gross margin		(37)	(2)	16

Research and development expenses		0	0	0
Project development expenses		0	0	0
Product development expenses		0	0	0
General and administrative expenses		1,197	313	410

Operating loss		(1,234)	(314)	(394)

Profit on disposals		0	0	0
Interest expense		(791)	(341)	(228)
Loss before income taxes		(2,025)	(656)	(622)

Provision for income taxes	9	0	(22)	2
Net Loss		$(2,025)	$(678)	$(620)

Net deficit per share:
Basic and diluted		$(0.016)	$(0.007)	$(0.01)

Shares used in net loss per share calculation:
Basic and diluted		126,588,812	99,998,665	88,899,675

Please refer to note 11 for details of related party transactions.

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD
CONSOLIDATED STATEMENT OF SHAREHOLDERS' (DEFICIT) EQUITY
For the year ended December 31, 2008,
the year ended December 31, 2007,
and the ten month period ended December 31, 2006
(amounts in thousands of US dollars except number of shares)

	Note	Common stock		Share premium, holders' option outstanding and contributed surplus	Convertible debentures	Accumulated deficit during development stage	Cumulative foreign currency translation adjustments	Total consolidated shareholders' (deficit) equity

Balances, February 28, 2006		88,899,675	1,813	37,457	4,613	(43,070)	(82)	731

Net loss				0	0	(620)	0	(620)
Foreign currency translation adjustments				0	0	0	(187)	(187)

Balances, December 31, 2006		88,899,675	1,813	37,457	4,613	(43,690)	(269)	(76)

Net loss				0	0	(678)	0	(678)
Issuance of common stock on conversion
of credit facility	8.2	11,098,990	11	3,249	0	0	0	3,260
Debentures: non-current portion adjs				(42)	29	0	0	(13)
Foreign currency translation adjustments				(3)	0	0	(224)	(227)

Balances, December 31, 2007		99,998,665	1,824	40,661	4,642	(44,368)	(493)	2,266

Net loss				0	0	(2,025)	0	(2,025)
Issuance of common stock on conversion		26,590,147	22	2,504	0	0	0	2,526
of debentures					(2,321)			(2,321)
Debentures: non-current portion adjs			0	0				0
Foreign currency translation adjustments			0	0			163	163

Balances, December 31, 2008		126,588,812	1,846	43,165	2,321	(46,393)	(330)	609

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD
CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended December 31, 2008,
The year ended December 31, 2007,
the ten month periods ended December 31, 2006,
(amounts in thousands of US dollars)

	year to	year to	year to
	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
	$	$	$

Cash flows from operating activities
Net loss	(2,025)	(678)	(620)
Adjustments for:
Loss on disposal of fixed assets	0	0	0
Depreciation and amortization	131	139	76
Interest expense	0	0	0
Operating loss before working capital changes	(1,894)	(539)	(544)

Changes in working capital:
Receivables, prepayments & current assets	51	(39)	(4)
Accounts payable, accruals and provisions	(211)	149	478

Net cash used in operating activities	(2,054)	(429)	(70)

Cash flows from investing activities in:
Property, plant and equipment	(33)	(348)	(136)
Plant pre-financing, project & product development	(1,893)	(2,152)	(1,560)
Patents	(55)	(72)	(42)

Net cash used in investing activities	(1,981)	(2,572)	(1,738)

Cash flows from financing activities:
Other loans	(138)	(197)	(190)
Sale and leaseback	(92)	(140)	(110)
Proceeds from credit facility	3,806	50	1,653
Repayment of credit facility	0	0	(287)
Proceeds from conversion	205	3,261	0

Net cash provided by financing activities	3,781	2,974	1,066

Effect of exchange rate changes on cash
and cash equivalents	163	(240)	(186)

Net (decrease)/increase in cash & cash equivalents	(91)	(268)	(928)
Cash and cash equivalents, beginning of year	117	385	1,313

Cash and cash equivalents, end of year	$26	$117	$385

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2008      (amounts in thousands of US dollars, except share data)

1. BUSINESS OF THE COMPANY

CalciTech Ltd (the "Company") is incorporated in the jurisdiction of Bermuda. Starting from the production of acetylene from which revenues were generated until 1997, the Company changed its business model to concentrate on the production of precipitated calcium carbonate (PCC). PCC is a white pigment, which can only be produced from pure, white limestone deposits and is currently mainly used in filling and, to a lesser extent, in other industrial applications. After an extended period of development, a PCC technology, substantially different from the existing technology was discovered and patented. The Company’s technology to produce Synthetic Calcium Carbonate (“SCC”) can utilize most grades of lime, including low quality lime or industrial waste lime such as carbide lime. SCC can be applied in a wide variety of industrial applications including paper, polymers, paints, foods and pharmaceuticals.

The Company has been in the development stage since 2000 and revenue from the principal activity commenced for trial purposes in the year ended February 29, 2004. In 2006, the Company changed its accounting year-end to December 31 partly to recognise the move from the development stage to the commercialization stage. Extensive project development and marketing, on a worldwide basis, has taken place.

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

The Company is in the commercialization stage and has a growing portfolio of defined products for which samples are being produced and tested by many potential customers in a wide range of industrial applications. The Company has completed a number of feasibility studies, some with potential industrial partners, for the construction of plants to produce SCC. It continues to seek out new projects. Up to December 31, 2008, cumulative losses were $46,393.

Management believes that given the cash on hand of $26 together with the restructuring of its debt in order to facilitate the arrangement of on-going working capital in early 2009 (see Note 20), and the continuing control of expenses, the Company has sufficient working capital to meet its obligations up to the next 12 months following the date of the approval of these financial statements. However, when the Company commences the start-up of the building of commercial plants, this credit facility would be insufficient and further funding would be required.

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2008      (amounts in thousands of US dollars, except share data)

We have finalised our plans to build our first full scale SCC plant in Germany. Construction is dependent on availability of funds through financing. The plant is planned to produce 100,000 tonnes of SCC per year.

The German federal state of Sachsen-Anhalt will proceed with the approval process for the provision of a grant on receiving a house bank’s endorsement of the company’s application.   This will contribute 50% of the capital costs of the 100,000 tonnes per annum planned plant. The Company will also seek approval of an 80% state guarantee that is also available. The grant is made available by the European Regional Structural Fund. The Company now expects to bring in an industrial / financial partner to complete the project.

Since February 1998, a working capital facility agreement with Epsom Investment Services N.V. (“Epsom”) has been available. In November 2008, following a re-organisation within Epsom, the facility was assigned to Epsom Asset Management Ltd., part of the Epsom Group. From time to time, the balance of this facility has been reduced by the mutually agreed conversion of the balance into the common stock of the Company, in order to provide on-going working capital. As at December 31, 2008, with the prior written consent of Epsom, the facility was temporarily extended by $2,936 (December 31, 2007: $1,630 available). A restructuring of the debt in order to make available additional working capital is planned in early 2009 (see Note 20). Epsom has increased the credit facility to $3,000 and extended it until August 31, 2010.

During 2007, debentures with a value of $4,642 were re-negotiated by their retirement against the issue of new 6% debentures with a value of $4,642 to December 31, 2009.  In December 2008, following negotiations with the debenture holders, an agreement was reached whereby all the debenture holders agreed to convert 50% of their notes, plus accrued interest to December 31, 2008, into common shares of the Company at a price of $0.095 per share. The notes were further amended with an interest rate of 1.75% and a new conversion price of $0.75 per share. These notes were also extended until December 31, 2010.

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

As the Company is now firmly in the commercialization stage, in 2006 the board decided to change the accounting date from February 28 to December 31. Accounts for the year ended December 31, 2008 together with accounts to December 31, 2007 are presented.

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2008      (amounts in thousands of US dollars, except share data)

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

2.5 Foreign currency translation

The reporting currency of the Company is the US dollar ($), which is also the measurement currency of the parent company. The parent company elected the US dollar as its measurement currency rather than the Bermudan dollar (BMD), which is the currency of its country of domicile, to reflect the fact that the majority of its transactions are denominated in US dollars.

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

	year to	year to	10 months to
	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
	$	$	$

Unrealised gain / (loss) on currencies	(146)	370	216

Change in foreign currency adjustments	163	(225)	(187)

Exchange Gain / (Loss)	$17	$146	$29

2.6 Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2008      (amounts in thousands of US dollars, except share data)

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

2.9 Research and development

Research and development costs are expensed as incurred, except for Project Development costs, which are deferred as intangible assets as the Company can demonstrate all of the following:

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

Deferred Project Development costs of $2,124, Product Development costs of $1,435, Commercial Plant pre-finance costs of $1,944 and Patents of $365 are recorded at cost, which include:

•	expenditure on materials and services used or consumed in generating the intangible asset;

•	the salaries, wages and other employment related costs of personnel directly engaged in generating the asset, and

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2008      (amounts in thousands of US dollars, except share data)

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

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2008      (amounts in thousands of US dollars, except share data)

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

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2008      (amounts in thousands of US dollars, except share data)

Grants for the acquisition of assets and development activities that are capitalised are set off against the cost price of the assets for which grants are awarded. During the year ended December 31, 2008, CalciTech Deutschland GmbH, a 100% owned subsidiary company, was awarded grants of €22 and the comparative is as follows:

	year to	year to	10 months to
Government Grants	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006

Germany	€22	€19	€22

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

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2008      (amounts in thousands of US dollars, except share data)

3. RECEIVABLES, PREPAID EXPENSES AND OTHER CURRENT ASSETS

Receivables, prepaid expenses and other current assets consist of the following:

	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
	$	$	$
Accounts receivable	195	90	68
Other debtors	0	13	25
VAT receivable	7	72	38
Deposits	16	45	40
Prepaid expenses	15	58	67
Total	$233	$277	$238

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

	Computer Equipment	Building, Plant & Equipment	Commercial Plant Pre- Financing	Office Furniture & Equipment	Total
	$	$		$	$

Balance at December 31, 2007	18	583	562	18	1,181
Additions	0	8	72	0	80
Disposals	0	0	(53)	0	(53)
Depreciation during year	(11)	(120)	0	(1)	(132)
Foreign Currency Adjustments	1	(25)	(24)	0	(47)

Balance at December 31, 2008	$8	446	558	17	1,029

Gross Amount	39	991	558	111	1,700
Accumulated Depreciation	(32)	(545)	0	(94)	(671)

Balance at December 31, 2008	$8	446	558	17	1,029

For the year ended December 31, 2008, the year ended December 31, 2007, and the period ended December 31, 2006, depreciation expense totalled $132, $138 and $76 respectively.

During the year ended February 29, 2004, the Company disposed of its small-scale plant and leased it back for an annual rental of €120 ($176) for a period of five years at the end of which the Company retains the right to re-acquire the plant. The amount capitalised in respect of this plant is $685, of which depreciation of $124 was recognised in the period ending December 31, 2007 (December 31, 2006: $87 and February 28, 2006: $75).

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2008      (amounts in thousands of US dollars, except share data)

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

As of December 31, 2008, the future minimum lease payments under non-cancellable operating leases for the following periods:

Not later than one year	85
Later than one year and not later than five years	0
Later than five years	0
Total Future minimum lease payments	$85

5. INTANGIBLE ASSETS

Intangible Assets can be summarised as following:

	Project Development	Product Development	Commercial Plant Pre- financing	Patents	Total
	$	$	$	$	$

Balance at December 31, 2007	1,403	846	1,309	310	3,867
Additions	731	654	1,046	55	2,487
Disposals	0	(43)	(354)	0	(397)
Amortisation during period	0	0	0	0	0
Foreign Currency Adjustments	(10)	(22)	(57)	0	(89)

Balance at December 31, 2008	$2,124	1,435	1,944	365	5,869

Gross Amount	2,124	1,435	1,944	392	5,896
Accumulated Amortisation	0	0	0	(28)	(28)

Balance at December 31, 2008	$2,124	1,435	1,944	365	5,869

For the year ended December 31, 2008, the period ended December 31, 2007 and the year ended February 28, 2006, amortization expense totaled $NIL, $2 and  $NIL respectively.  When full-scale production plants are producing revenues, patents will be amortised on a straight-line basis over the life of the patent.

6. CREDIT FACILITY AGREEMENT

On February 28, 1998 the Company entered in a credit facility with Epsom Investment Services N.V. (“Epsom”). Since this date, from time to time, the balance due payable under the facility has been reduced, by mutually agreed conversions of the debt into the common stock of the Company. As at December 31, 2008, with the prior written consent of Epsom, the facility was temporarily extended by $2,936 (December 31, 2007: $1,630 available). The interest rate per annum is 3.5%. A restructuring of the debt in order to make available additional working capital is planned in early 2009 (see Note 21). As part of the restructuring in February 2009, Epsom has agreed to a revised credit facility of $3,000 and extending it until August 31, 2010.

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2008      (amounts in thousands of US dollars, except share data)

The credit facility is presented as follows:

	year to	year to	10 months to
	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
	$	$	$
Face value of note issued during the year	3,629	3,136	1,653
Less equity conversion component	0	0	0

	3,629	3,136	1,653

Interest expense	177	175	27
Conversion of note into common shares	0	(3,261)	0
Payments made during the year	0	0	(314)

	3,806	50	1,366

Non-current liability at beginning of period	1,630	1,580	214

Non-current liability at end of period	$5,436	$1,630	$1,580

Effective interest rate at period end	8.50%	7.75%	7.75%

The caption “Payments made during the year” includes the effect of direct offset to the credit facility of various transactions in the total amount of $NIL during the year ended December 31, 2008 ($NIL, during the year ended December 31, 2007, and $314 for the period ended December 31, 2006), as further described in Note 18. The carrying amount of the credit facility approximates its fair value.

7. OTHER LOANS

Other loans are as follows:
	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
	$	$	$

Other loans	0	0	0
Operating lease	85	177	316

Total loans	$85	$177	$316

Falling due split:
Amounts due within one year
Other loans	0	0	0
Operating lease	85	177	158

Total amounts due within one year	85	177	158

Amounts due after one year
Other loans	0	0	0
Finance lease 1 -2 years	0	0	158
Finance lease 2 -5 years	0	0	0

Balance at the end of the year	$85	$177	$316

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2008      (amounts in thousands of US dollars, except share data)

As at December 31, 2008, included in other loans above is $85, which is secured upon the assets to which it relates. See note 4 for further details of the sale and leaseback.

8. SHAREHOLDERS' EQUITY (DEFICIT)

8.1 Convertible debentures

In February 2001, the Company issued 8% convertible debenture notes in the sum of $1,500. These notes are redeemable by the Company, in whole or in part, up to the date of maturity. On maturity, the Company also has the right, but not the obligation, to convert any or all of the amounts of principal and any accrued interest, into common stock. Further debenture notes were issued in July 2001 in the sum of $2,500.

By December 31, 2007, none of the debentures or outstanding interest were converted into common stock. At this date, the Company’s 5% convertible debentures with a value of $4,402 and €188 were re-negotiated by their retirement against the issue of new 6% debentures with a value of $4,642, to December 31, 2009. The Company had the right, but not the obligation, upon 10 days notice, without penalty, to repay all or any portion of the outstanding principal.  Debenture holders had the right to convert on 31st December 2009 at $1.75.  All other terms of the convertible debentures remained unchanged from the original debenture notes.

During December 2008, all 6% convertible debenture holders with a value of $4,642, agreed to convert 50% of the capital with accrued interest to December 31, 2008, amounting to $2,526 into common shares of the Company at a price of $0.095 per share. The remaining debenture notes were extended until December 31, 2010 at an interest rate of 1.75% per annum, payable quarterly, with the right to convert into common shares of the Company at $0.75 per share, amended from a conversion of $1.75 per share. The Company has the right, but not the obligation, upon 10 days notice, without penalty, to repay all or any portion of the outstanding principal.

The equity element can be summarised as follows:
	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
	$	$	$
Principal amount of debentures at issuance	4,642	4,642	4,642
Less present value of future
interest payments at issuance	0	0	(545)
Less finders' fee	0	0	(177)
Debentures Converted	(2,321)
Adjustment for non-current portion	0	0	693

	$2,321	$4,642	$4,613

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2008      (amounts in thousands of US dollars, except share data)

8.2 Conversion of credit facility

The original Epsom credity facility loan effected in February 1998 has been subject to a number of conversions of the balance into common stock of the Company in order to reduce the balance and thereby provide additional working capital.

In September 2007, Epsom agreed to convert a further $2,000 of the balance due on the credit facility agreement into common stock of the Company on the mutually agreed basis of one share for each $0.29 of note. This conversion resulted in the issue of 6,900,000 common shares.

In December 2007, Epsom agreed to convert a further $1,260 of the balance due on the credit facility agreement into common stock of the Company on the mutually agreed basis of one share for each $0.30 of note. This conversion resulted in the issue of 4,198,990 common shares.

8.3 Warrant Exercise

During January 2006, 9 million warrants were exercised at a price of $0.35 raising $3,150. These warrants arose out the private placement of 9 million common shares, priced at $0.25 completed during November 2004.

8.4 Stock option plan

Under the provision of the Company’s share option plan, a maximum total of 10% of issued shares may be granted to directors, officers and employees of the Company in the form of stock options. The options generally expire five years from the date of the grant. All stock options granted are not subject to vesting requirements.  Stock option activity was as follows:

	Number of Shares	Exercise price per share

Balance at December 31, 2005	2,300,000

Options exercised	0
Options lapsed	0
Options granted	0

Balance at February 28, 2006	2,300,000	Cdn $0.23 to 0.45

Options exercised	0
Options lapsed	0
Options granted	0

Balance at December 31, 2006	2,300,000	Cdn $0.23 to 0.45

Options exercised	0
Options lapsed	0
Options granted	0

Balance at December 31, 2007	2,300,000	Cdn $0.23 to 0.45

Options exercised	0
Options lapsed	0
Options granted	0

Balance at December 31, 2008	2,300,000	Cdn $0.23 to 0.45

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2008      (amounts in thousands of US dollars, except share data)

The following table summarises information with respect to stock options as of December 31, 2008:

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

Loss before income taxes consists of the following:

	year to	Year to	10 month to
	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
	$	$	$

Bermuda	(1,657)	(646)	(457)
Rest of world	(369)	(124)	(165)

Total	$ (2,025)	$(770)	$(622)

There are no significant deferred taxes reflecting the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2008      (amounts in thousands of US dollars, except share data)

There are no significant operating loss carry-forwards, which would have an impact on income tax as of December 31, 2008.

10. PROVISIONS AND CONTINGENCIES

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

11. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2008, the year ended December 31, 2007 and the period ended December 31, 2006, the amounts paid to shareholders, directors and officers of the Company and their related companies for consulting and other services totalled as follows:

	year to	year to	10 months to
	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
	$	$	$
Amounts paid to shareholders, directors and officers of the Company for consulting and other services	$702	$106	$230

Amounts paid to EuroHelvetia TrustCo SA for financial advice	$57	$66	$66

Amounts payable at Balance Sheet date	$0	$39	$233

EuroHelvetia TrustCo S.A. is contracted by CalciTech to act as the Company’s exclusive financial advisors. EuroHelvetia charge their fees for work related to advice on private placements, fund raising and project finance. Roger A. Leopard, Chief Executive Officer and President of the Company, is also a director of EuroHelvetia TrustCo S.A. EuroHelvetia also provides the administration of Epsom.

12. FINANCIAL INFORMATION BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA

The Company operates in one business segment. The following table presents information by geographical area:
	year to	Year to	10 months to
	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
Revenues	$	$	$
Bermuda	0	0	0
Rest of world	0	48	48
Total	$0	$48	$48

	year to	year to	10 months to
	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
Operating loss	$	$	$
Bermuda	(865)	(269)	(231)
Rest of world	(369)	(46)	(163)
Total	$(1,234)	$(314)	$(394)

Identifiable assets
Bermuda	3,320	1,782	1,364
Rest of world	3,837	3,668	1,880
Total	$7,157	$5,450	$3,244

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2008      (amounts in thousands of US dollars, except share data)

13.	ANALYSIS OF MAJOR EXPENDITURES INCLUDED IN GENERAL AND ADMINISTRATIVE EXPENSES

The following is a breakdown of the major expenditures included in General and Administrative Expenses:
	year to	year to	10 months to
	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
	$	$	$

Employee costs	107	159	180
Professional fees	355	40	60
Investor relations	124	126	122
Rent, rates & charges	93	49	33
Travel	24	18	(21)
Administrative fees & expenses	0	0	0
Depreciation	131	139	76

14. IFRS 7: RISKS ARISING FROM FINANCIAL INSTRUMENTS

The Company’s market risk is identified as those financial instruments that are subject to foreign exchange fluctuations. Below is a table of cash and cash equivalents, accounts receivable and accounts payable that are subject to the risk described. A sensitivity analysis is shown below suggesting the value of such financial assets and liabilities and % risk involved had the highest and lowest exchange rates been applied during the year ending December 31, 2008, and during the year ending December 31, 2007:

	year to	year to		year to
Market Risk	Dec 31, 2008	Dec 31, 2008		Dec 31, 2008
		High	%	Low	%
	$	$		$

Cash at Bank	22	23	0.6%	21	-5.0%

Petty Cash	4	4	0.7%	3	-9.0%

Accounts Receivable	195	196	0.5%	161	-17.6%

Accounts Payable	(534)	(538)	0.6%	(470)	-12.0%

Accruals	(353)	(355)	0.7%	(326)	-7.7%

	year to	year to		year to
Market Risk	Dec 31, 2007	Dec 31, 2007		Dec 31, 2007
		High	%	Low	%
	$	$		$

Cash at Bank	113	114	0.6%	102	-9.3%

Petty Cash	5	5	0.1%	5	-1.6%

Accounts Receivable	72	72	0.4%	63	-12.0%

Accounts Payable	(865)	(868)	0.4%	(775)	-10.3%

Accruals	(233)	(234)	0.4%	(221)	-5.0%

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2008      (amounts in thousands of US dollars, except share data)

The Company does not feel that exposure to currency fluctuations is material to operations at the present time.

Liquidity risk is identified as the Company’s ability to satisfy Accounts Payables out of liquid assets at December 31, 2008. Even though liquid assets only represent 3% of accounts payable, the Company does not regard liquidity as a material risk at the present time. This is because the Company has the ability to draw down sufficient funds from its current credit facility, hence there is no strategy currently in place to hedge against this risk.

CalciTech’s credit risk is identified as the Company’s ability to recover outstanding receivables in full at December 31, 2008. On accounts receivable, the Company currently offers terms of 60 days to customers. However the Company relies on strong and longstanding relationships with its existing debtors, and therefore has not made provision for bad and doubtful debts.

Credit Risk	2008	<30 days	30-60 days	60-90 days	>90 days
	$	$	$	$	$

Accounts Receivable	$195	0	0	0	195

Credit Risk	2007	<30 days	30-60 days	60-90 days	>90 days
	$	$	$	$	$

Accounts Receivable	$72	0	0	0	72

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2008      (amounts in thousands of US dollars, except share data)

15. LIST OF PRINCIPAL CONSOLIDATED COMPANIES

Principal consolidated companies are as follows:

Name of Company	Countries	Holding	Proportion held	Nature of business
CalciTech Synthetic Minerals Ltd.	Bermuda	Ordinary shares	100%	Technology licensor
CalciTech Group Services SA	Switzerland	Ordinary shares	100%	Administration
CalciTech Holdings ApS	Denmark	Ordinary shares	100%	Holding Company
CalciTech Odda A-S (in liquidation)	Norway	Ordinary shares	51%	Production of SCC
CalciTech Deutschland GmbH (in liq)	Germany	Ordinary shares	100%	Production of SCC

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

16. ULTIMATE CONTROLLING PARTY

No individual has an ultimate controlling interest in the Company.

17. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Non-cash transactions were as follows:
	year to	year to	10 months to
	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
	$	$	$
Issuance of common stock Upon conversion of credit facility	0	3,261	0
Issuance of common stock Upon private placement through credit facility	0	0	0
Interest expense through credit facility	(428)	(175)	(28)

Total	$(428)	$3,086	$(28)

18. COMMITMENT

The Company rents its principal management services office under an annually renewable agreement.   During the period ending December 31, 2008, the Company paid $12.  There are no future obligations for rent over 12 months.

19. NUMBER OF EMPLOYEES (UNAUDITED)

Headcount was 4, 8 and 7 as of December 31, 2008, December 31, 2007, and December 31, 2006. It is the Company’s practice to employ consultants in various capacities due to the specific nature of the industries in which they are operating. As at December 31, 2008, the Company employed 8 consultants. Various additional professional firms are also employed for the prevision of specialist advice.

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2008      (amounts in thousands of US dollars, except share data)

20. POST BALANCE SHEET EVENT

During February 2009, Epsom agreed to convert the full amount of the credit facility as at December 31, 2008, amounting to $5,436, at a price of $0.095 per share. Epsom agreed to this conversion and the placement of 50% of the resulting shares with its clients, providing other existing shareholders and new shareholders acquire the remaining 50% of the shares at the same price per share. The proceeds will be loaned to the Company under the existing credit facility for working capital purposes with interest charged at a reduced rate of 1.75% per annum, payable quarterly. In addition, creditors amounting to $174 have agreed to convert their outstanding balance into common shares of the Company at a price of $0.095 per share. The conversion of the aforementioned Epsom facility and creditors will result in the issue of 59,050,274 common shares. It was further agreed to increase the facility to $3,000 and extend it until August 31, 2010.

As part of the restructuring, in April 2009, a new wholly owned subsidiary of CalciTech Synthetic Minerals Ltd. was established. CalciTech Synthetic Minerals Europe Ltd., a UK company, which will become the principal company for all European operations. A branch office is being registered in Germany. CalciTech Deutschland GmbH was placed into liquidation on December 16, 2008. CalciTech Aps in Denmark, a holding company for CalciTech Deutschland GmbH, not meeting original purposes, will now also be liquidated.

21. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors and authorised for issue on June 23, 2009.

/s/ Roger A. Leopard
Roger A Leopard

/s/ John M. Smith
John M Smith