Form 20-F
period 2009-12-31
CALCITECH LTD
filed 2010-06-28
CIK 889431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________

FORM 20-F

_________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________________

For the year ended December 31, 2009

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

The number of outstanding Common Shares as of June 8, 2010 is 185,639,086

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
☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes  ☐ No

Indicate by check mark whether the Company is a large accelerated filer, an accelerated filer or a non-accelerated filer. ☐ Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	International Financial Reporting Standards as issued☒Other ☐ by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17  ☐                                 Item 18  ☐

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

10E.	Taxation	30
10F.	Dividends and Paying Agents.	33
10G.	Statement of Experts.	33
10H.	Documents on Display.	34
10I.	Subsidiary Information	34
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	34
Item 12.	Description of Securities Other than Equity Securities	34
Item 13.	Defaults, Dividend Arrearages and Delinquencies	34
PART II		34
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	34
Item 15.	Controls and Procedures.	34
Item 16.		36
16A.	Audit Committee Financial Report	36
16B.	Code Of Ethics	36
16C.	Principal Accountant Fees And Services	36
16D.	Exemptions From The Listing Standards For Audit Committees	36
16E.	Purchases Of Equity Securities By The Issuer And Affiliated Purchasers	37
PART III		37
Item 17.	Financial Statements	37
Item 18.	Financial Statements	37
Item 19.	Exhibits	37

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

The following tables set forth selected consolidated financial data of the Company for the years ended December 31, 2009, 2008 and 2007, the 10 months ended December 2006, and the year ended February 28, 2006. We derived all figures from our financial statements, which were audited by our independent auditor and prepared in accordance with International Financial Reporting Standards (IFRS).

This information should be read in conjunction with our audited financial statements for the years ended December 31, 2009, 2008 and 2007 included in this annual report. Historical information for periods prior to the year ended December 31, 2007 are not included in this annual report.

All financial information is presented in U.S. dollars, unless indicated otherwise.

	year to	year to	year to	10 months to	Year to
	Dec 31, 2009	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006	Feb 28, 2006

Operations Data	$	$	$	$	$
Revenue	0	0	58,291	47,649	59,805
Income (loss) from operations	(965,000)	(1,234,000)	(314,000)	(394,000)	(1,438,000)
Net loss	(1,081,000)	(2,025,000)	(678,000)	(620,000)	(1,858,000)
Number of shares	150,858,348	99,998,665	88,656,114	88,899,675	88,899,675
Loss per Common Share	(0.001)	(0.002)	(0.001)	(0.07)	(0.02)

Balance Sheet Data
Cumulative Deferred
Development Expenditure	0	0	0	0	0
Total Assets	8,206,000	7,157,000	5,450,000	3,244,000	2,507,000
Long Term Obligations	2,297,000	5,545,000	1,782,000	1,993,,000	847,000
Capital stock	1,898,000	1,846,000	1,824,000	1,813,000	1,813,000
Total Stockholders’ Equity/ (Deficiency)	5,145,000	609,000	2,267,000	(77,000)	(730,000)

3B.	Capitalization and Indebtedness

Not Applicable.

3C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

3D.	Risk Factors

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

We Have Incurred Net Losses Since Our Inception and Expect Losses to Continue.  Except for net income of $732,000 for fiscal year ended February 28, 1996, we have not been profitable since our inception. During the year ended December 31, 2009, we earned $NIL from the sale of Synthetic Calcium Carbonate (“SCC”) samples. As our marketing activities have been concentrated during 2009 in other industrial sectors, no sample sales were possible with new products. For the year ended December 31, 2009, we had a net loss of $1,081,000 and an accumulated deficit of $47,474,000. The report of independent auditors on our December 31, 2009 financial statements includes an explanatory paragraph assuming the Company will continue as a going concern. Lack of operating funds may result in staff reductions and curtailing the construction currently planned. See Risk Factor entitled "If We Are Unable to Raise Funds Our Growth May Be Adversely Affected" below.

If We Are Unable to Raise Funds Our Growth May Be Adversely Affected.  Historically, we have had to seek capital for research and development of our SCC products due to lack of revenues.  Based on the available amount of $22,000 in cash and together with its working capital credit facility, and the continuing control of expenses, the Company has sufficient working capital to meet its obligations up to the next 12 months following the date of the approval of these financial statements. We have failed to secure the endorsement of a House Bank in Germany of our application to secure a grant from the European Regional Structural Fund towards a 50% of the capital expenditure (CapEx) of our planned 100,000 tonnes per annum plant in Leuna, Germany. This recently has been largely due to the difficulties in the banking sector in Germany, particularly affected by sub-prime debt and more recently the collapse of the credit markets. Although the Company has determined to seek a strategic partner, there is no assurance in the current economic climate that such a partner will participate in the total project CapEx which is now estimated at Euro 45 million.

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

We Have Never Produced SCC on a Commercial Scale. We operated a small process pilot plant based in Norway, which was moved to Leuna in Germany in 2002.  The equipment was scaled up on a ratio of approximately 60:1 but still requires to be scaled up on a ratio of approximately 20:1 for the commercial plant. Although specialist suppliers of filtration and drying equipment have conducted trials for us and found the scale up ratio to be within acceptable limits, there are no guarantees that the technology will operate as planned or that costs for additional modifications will not occur. In addition, if we are unable to produce SCC on a commercial scale we will be unable to successfully commercialise our SCC technology as planned in our business plan.

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

Our share has been thinly traded and we cannot predict the extent to which a trading market will develop.  Our Common Shares trades on the “OTCBB” and is thinly traded compared to larger, more widely known companies.  Thinly traded common stock can be more volatile than common stock trading in an active public market.  We cannot predict the extent to which an active public market for our Common Shares will develop or be sustained.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. holders.  We believe that we were not a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes for our taxable year ending on December 31, 2009, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75.0% of its gross income is passive income or (2) at least 50.0% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our Common Shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we receive. If we are treated as a PFIC for any taxable year during which U.S. holders hold our shares, certain adverse United States federal income tax consequences could apply to U.S. holders. See “Special United States Federal Income Tax Considerations - Passive Foreign Investment Company.”

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

For the purpose of commercialising our technology, we established CalciTech Synthetic Minerals Ltd., a Bermuda company that is wholly owned by us.  On February 1, 2003, we transferred all of our entire SCC intellectual property rights and associated business activity to CalciTech Synthetic Minerals Ltd. CalciTech Synthetic Minerals Ltd. has two wholly-owned companies, CalciTech Group Services SA, a Swiss corporation, and CalciTech Synthetic Minerals Europe Ltd., a UK corporation. CalciTech Synthetic Minerals Europe Ltd. has been licensed with the technology and is responsible for all European operations for the Company.

Our administration headquarters are located at World Trade Centre, 10 Route de l’Aeroport, Geneva, Switzerland. We currently do not have full-scale commercial plants. We are currently engaged in the commercialisation and project development stage using sample material produced by a small-scale production plant located in Leuna, Germany. This plant produced bulk samples to support the sales activity to place the first 100,000 tonnes per annum plant production under letters of intent. Construction and commissioning are expected to take 18 months from the conclusion of the project finance.

The Company, through CalciTech Synthetic Minerals Europe Ltd., is now planning a matrix of plants in Europe and has made presentations to the European Investment Bank (“EIB”) to confirm that such projects will qualify under its technological innovation program for financial support. The Company’s financial advisors are currently in negotiations with a number of UK banks, in the context of the EIB borrowing for funding of all European plants.

We are also evaluating new product developments for new market applications and testing various feedstocks. It is intended that the small-scale plant will continue to produce our sample material to support other projects in other regions. We are also engaged in planning and developing proposed full-scale commercial plants located elsewhere in Europe. See “4B.  Business Overview – Business Activities.” No assurance can be given that the planned plants will be economically or technically feasible. We have generated no cash flows from our operations, other than those generated through limited sample sales. See "Item 3D Risk Factors."

4B.           Business Overview

Synthetic Calcium Carbonate (“SCC”)

Since June 1999, we have actively pursued our plan to develop and commercialize SCC from waste lime using our own proprietary process.  Acutely aware of the industrial waste created from the production of acetylene gas, one of our former businesses, we have moved forward to develop a method to extract a commercial product from what is considered to be waste product: waste lime.  Waste lime is generated from (i) the production of acetylene gas, (ii) manufacture of dicyandiamide from calcium cyanamide, (iii) the manufacture of paper sludge ash from recycled paper, and (iv) the manufacture of other chemical and mineral processes.  In our pursuit to turn an environmental problem into a commercially viable business, we have developed our proprietary process to extract and produce quality SCC from waste lime. SCC is a white filler pigment and is used for paper filling and coating, as well as in, for example paint, polymers, food and pharmaceuticals.

Currently, we are in discussions with industrial partner(s) to establish our first full scale commercial plants and are engaged in sales activity within the paper, polymers, paints, food, pharmaceutical and cosmetic industries to seek commitment from potential customers to purchase SCC products from the first full scale commercial plants. In addition, we will have to seek industrial partner(s) or raise additional funds through loans from business partners, debt or equity financing and/or through environmental grants from authorities to build our initial plants. Assuming we have the capital to proceed, we intend to build 13 to 15 commercial plants over the next 10 years in Europe, some through joint ventures with financial or industry partners.

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

By the use of this process, we reduce waste lime and carbon dioxide emissions into the environment. Carbide lime is a waste problem in many countries. Currently, this waste lime is stored in large ponds with no or very limited disposal processes available. Its high pH has potential pollution impacts to soil and ground water. This is a common environmental problem in the former Eastern Block countries, including the eastern section of Germany and Slovakia and remains a problem in other industrial nations. Many of these governments have regulations for the clean up of these ponds, which gives us the opportunity to have sources of free or low cost waste lime. Many private companies are also willing to supply waste lime at little or no cost because they have limited storage for the waste lime. Additionally, each year over a million tonnes of waste lime is created as a by-product of on-going acetylene plants in China alone. Although availability of new waste carbide lime from acetylene production will reduce in the future, we expect to utilise other available waste lime sources. In particular paper sludge ash (“PSA”). The usage of recycled paper has reached 50 million tonnes in Europe and continues to grow as the demand for sustainable products increases. However it is not generally realised that paper contains up to 40% minerals, which remain as a waste sludge after the recovery of the cellulose fibres. The elimination of this sludge is a growing problem following the new EU Waste Directive. Similar problems exist with recycled paper in North America and China. By enabling the raw material to be renewed in a closed loop, the paper industry can move closer towards the goal of zero waste, zero environmental impact and carbon footprint-free production. This will significantly reinforce their sustainability credentials.

CalciTech's new process overcomes the problem of impurities that has hitherto hindered the re-use of the minerals. The new process uses CalciTech's original technology for treating waste lime and applies it to solve a growing environmental problem. Trials have been successfully completed with waste from a range of paper mills. The SCC produced from this waste is of exceptionally high brightness and low abrasivity. Extensive trials will be carried out with potential customers during 2010.

Conventional PCC Process

Other PCC producers must use the conventional method for producing their PCC starting from high-grade limestone, which has limited availability. High-grade limestone deposits are found in quarries that must be mined, creating dust and noise pollution and leaving scars on the land. The conventional process involves calcining high quality white limestone to produce high purity quicklime. The quicklime is slaked with water to create milk of lime. PCC is produced by sparging carbon dioxide through a batch reactor containing the milk of lime, then the PCC is filtered and sold dried at low solids or, more normally, as slurry in paper filling.

SCC Versus PCC Production Process

The SCC Process

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

In October 2009, CalciTech filed an application for a new patent at the UK Patent Office. This new patent will protect the processes to be used by CalciTech to produce SCC with exceptional features including, but not limited to, a unique morphology (rice grain shape), a very narrow particle size distribution and exceptional purity, which itself gives very high brightness. Typically, CalciTech produce particles in the sub-micron range which satisfies the large majority of potential applications, as demonstrated by extensive trials with future customers. However, CalciTech can use the same process to produce other particle sizes in the nano and micron range but as there is further development work required, this has been delayed until market demand dictates. This wide range of capability opens up new applications in growing markets.

In December 2009, CalciTech filed a new patent at the United Kingdom Patent Office for a technology that enables paper producers to recycle all the minerals used in paper, in particular PSA.

When granted, these patents will extend the patent protection of CalciTech’s process and product in terms of lifetime and coverage.

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

In 2007, worldwide PCC capacity was 13 million tonnes, of which two-thirds was utilised by the paper industry. Within the paper industry, SCC is aimed at the coatings sector, currently dominated by Kaolin and GCC. In Western Europe, consumption of kaolin and GCC for coating was 2.6 million tonnes and 3.7 million tonnes respectively in 2002, representing around U.S. $1.5 billion in sales.

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

In April 2003, we appointed GUSCO Handel as our sole sales representative to the paper and board industry for our SCC products: CalciLSTM and CalciSGTM. GUSCO Handel is a subsidiary of family owned G. Schürfeld Group, founded in 1937 and is active as an accredited agency in the marketing and sales of forest products (pulp, paper, board and timber).  The broad experience of GUSCO Handel in the paper industry gained from its wide customer relations developed over many years, made them spot the unique growth opportunity presented by our SCC. GUSCO Handel was appointed as our sole European sales representative for paper to commence pre sales and reservation for the planned production from its proposed first commercial plant in Germany. We built a small scale plant at Leuna, Germany on a large industrial and chemical site owned and managed by InfraLeuna GmbH, who also provided all the necessary utilities. We also retained the services of W S Atkins plc of Stockport, UK, as consulting engineers for our first large scale commercial plant based on 40,000 tonnes production per annum, which resulted in their production of an in-depth feasibility study and technical due diligence report. InfraLeuna allocated a site in the complex upon which it was agreed that the Company would build its first commercial plant and an agreement was negotiated for its purchase. This agreement was to be completed on the finalization of the project financing. It was also upon the advice of InfraLeuna that a local company, WUP Consulting GmbH & Co. KG, was engaged to carry out the building and environmental permitting application. In September 2007, the Company received all the permitting documents for the planned plant. In September 2002, a launch presentation, hosted by InfraLeuna, was made by the Company.

During 2006, a major Finnish contractor, part of a multi-national Austrian group, was engaged to complete the design and planning work on a larger first commercial plant capable of producing 100,000 tonnes per annum. This contractor is able to provide all the principle components from companies within its group. All the additional design work has been carried out at the contractor’s own cost.

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

Business Activity: Small scale production plant

We have been operating a small-scale production plant in Leuna, Germany. The small-scale production plant, while not a full size commercial plant is, nevertheless, a commercial plant in that the products manufactured can be sold. In particular, high grade SCC. High grade PCC for the pharmaceutical industry is often sold in relatively small amounts and command prices in excess of Euro 800 per ton. We intend to manufacture and sell high-grade product in these specialist areas where supplies are not available to meet such demands.

Business Activity: Europe

After the collapse of the credit markets, the European Investment Bank (“EIB”) announced several programs late in 2008, to assist in financing of developments within the Member States of the European Union. In particular the Innovation and New Technology Programmes and EIB have confirmed that SCC plants, licensed with the CalciTech IPR from outside Europe, would qualify on an aggregated CapEx basis. This of course would be subject to all the normal due diligence requirements. The funding allows up to 50% of CapEx at favourable interest rates for extended terms. They have also confirmed that CalciTech Synthetic Minerals Europe Ltd. (“CSME”) may arrange all financings for each Member State through a UK House Bank, thereby facilitating the due diligence process. The proposed locations are generally speaking in depressed areas and many are eligible for grants of varying amounts depending on the rating of the region.

Typically all projects will require equity investment of some 20% of CapEx. We are in discussions with London financial advisers with a view to raising, by way of an institutional private placement for CSME, equity funding and working capital to prepare projects for building. Industrial partners in some projects will provide their share of funding for their equity participation.

When CSME equity financing is completed, CSME will operate entirely independently and allow CalciTech to concentrate on introducing SCC into other territories, initially the United States of America and certain developing territories.

Business Activity: Germany

We have finalised our plans to build our first full scale commercial SCC plant in Germany, on which our financing negotiations are based.  The plant will produce 100,000 tonnes of SCC per year.

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

The German federal state of Sachsen-Anhalt will proceed with the approval process for the provision of a grant on receiving the House Bank’s endorsement of the company’s application. A grant application was filed in December 2006 and it was proposed by the authority that this grant should be withdrawn so that the Company could re-apply and benefit from the more favourable 2007 grant. This will contribute up to 50% of the capital costs of the 100,000 tonnes per annum commercial plant located in Sachsen-Anhalt. The grant is made available by the European Regional Structural Fund and is available under the present program up until December 2010. During the first half of 2007 our House Bank informed us that the due diligence requirements would substantially change in seeking credit committee approval and that they were aware that the State guarantee was under review in Brussels and it was unlikely we would continue to qualify for this guarantee, under which circumstances credit approval was unlikely.

In addition we understood from PWC Berlin office and the State of Sachsen-Anhalt that a guarantee may be available up to 80% of the project finance portion and that we should apply for this support with our grant application.

By the autumn of 2007 it was still unclear as to whether we would have access to the State guarantee and thus a new House Bank was appointed, one of several recommended by the State of Sachsen Anhalt, who were prepared to fund 100% of our project finance without a State guarantee. This bank, an Austrian bank, conducted and concluded its due diligence in early 2008 and secured credit committee approval for the project. Due to deterioration in the credit markets, a consortium of lenders was proposed and assembled by late summer 2008, when the House bank had to withdraw in view of financial conditions. A consortium bank was later appointed in the role of House Bank, but this mandate was cancelled shortly afterwards following the collapse of Lehmann Brothers.

We were arranging 20% equity mainly within Germany and our House Bank would  arrange project finance of 30%.  In view of the difficulties in the financial markets, we concluded that we should seek a strategic partner to assist with the capital and funding of our project along the original lines conceived.

We intend to produce slurry and dry products for sale in Germany and neighboring countries.  Germany is currently the largest producer of coated paper with 4.75 million tonnes and a further 1.25 million tonnes of coated board in 2003.  Both applications currently use a mix of kaolin and GCC in their production.

Business Activity: Spain

In September 2009, the Company has signed a Letter of Intent with Calcinor SA of Spain. Calcinor is Spain’s largest producer of lime, which is the principal raw material for CalciTech’s Synthetic Calcium Carbonate (SCC). The objective is to build a plant at one of Calcinor’s sites.

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

In October 2009, CalciTech filed an application for a new patent at the UK Patent Office. This new patent will protect the processes to be used by CalciTech to produce SCC with exceptional features including, but not limited to, a unique morphology (rice grain shape), a very narrow particle size distribution and exceptional purity, which itself gives a very high brightness.

In December 2009, CalciTech filed a new patent at the United Kingdom Patent Office for a technology that enables paper producers to recycle all the minerals used in paper, in particular after incineration of paper sludge which produces a waste paper sludge ash.

We have no registered trademarks and no pending trademark applications.

Financing

We are currently financed through a loan facility, up to U.S. $3,000,000, from Epsom Asset Management Ltd (“Epsom”).  In September 2007, Epsom agreed to convert U.S. $2,001,000 of the balance due under the credit facility agreement into our Common Shares on the basis of one share for each U.S. $0.29 of note. This conversion resulted in the issue of 6,900,000 Common Shares. In addition, in December 2007, Epsom agreed to convert a further U.S. $1,259,697 of the balance due under the credit facility agreement into our Common Shares on the basis of one share for each U.S. $0.30 of note. This conversion resulted in the issue of 4,198,990 Common Shares. In December 2007, Epsom agreed to extend the credit facility to August 30, 2009. In the third quarter of 2008, Epsom agreed to a temporary increase of the facility to $5 million up to December 31, 2008 in the absence of any new fund raising by placement of Common Shares.  Epsom has extended the credit facility to August 30, 2011.

In addition, we had outstanding 6% convertible debenture notes, with a maturity date of December 31, 2009, which are only repayable in cash at our option. Holders of the debenture notes did not have such an option and may only convert into our Common Shares at a conversion price of U.S. $1.75 on the maturity date. This, therefore, had no effect on our liquidity.

During December 2008, all 6% convertible debenture holders with a value of U.S. $4,642,000 agreed to convert 50% of the capital with accrued interest to December 31, 2008, amounting to $2,321,000 into Common Shares of the Company at a price of U.S. $0.095 per share. The remaining debenture notes were extended until December 31, 2010 at an interest rate of 1.75% per annum, payable quarterly, with the right to convert into Common Shares of the Company at U.S. $0.75 per share, amended from a conversion of U.S. $1.75 per share. The Company has the right, upon 10 days notice, without penalty, to repay all or any portion of the outstanding principal.

In December 2009, the Company authorized a new series of convertible debenture notes with an annual interest rate of 4% and a conversion rate of $0.40 per share for a period of two years from date of issue. All other terms and conditions are the same as the previous series of convertible notes. Epsom has converted $1,500 of its outstanding loan facility into these new notes.

Revenue

During the fiscal year ended December 31, 2009 and the year ended December 31, 2008, we received revenues totalling $NIL and $NIL respectively from the sale of SCC samples. Only small sized samples are being sent out to potential customers for testing, especially in non-paper applications, for which it is customary not to charge clients. Please see the “Consolidated Statement of Comprehensive Income” and Item 3A, “Selected Financial Data”, and Item 5, “Operating and Financial Review and Prospects”, for more information.

Dependence on Customers and Suppliers

We are not dependent upon a single or a few customers or suppliers for revenues for our operations.

Project and Product Development

During the year ended December 31, 2007 and continuing through the fiscal year ended December 31, 2009, we moved out of the research and development stage and into the commercialization stage, and project and product development.  Accordingly, we no longer expense project nor research and development expenses.  U.S. $1,127,000 spent in the year on project and product development appears on the Balance Sheet as an intangible asset.

We expensed $NIL on research and development in the year ended December 31, 2009 and $NIL in the year ended December 31, 2008.

Organizational Structure: The following is our organizational chart:

4C.           Property, Plant and Equipment

We hold a lease on our administrative service office facility in Switzerland, expiring in October 2010.  After October 2010, we intend to continue to locate our principal facility in Switzerland, but will reassess our need for future expansion to meet our business plan.

We maintain a Synthetic Calcium Carbonate “SCC” small scale production plant at Leuna, Germany, through a branch office of CSME. This small plant has a maximum capacity of 800 tonnes per annum. A suitably equipped laboratory facility has also been installed adjacent to the plant, in the same building. No additional land or rental is involved.

Construction of the 100,000 tonnes per annum SCC plant in Germany has been delayed due to the current financial climate and is expected to commence in the fourth quarter of 2010 and is pending partner and financing arrangements. The cost of the construction is estimated at Euro 45 million. Construction and commissioning are expected to take 18 months.

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

More recently, we have provided sample material from the small-scale plant in dried form to non-paper companies. These trials, in the plastics, food and other industry sectors, have been successful and have led us to add a drying facility onto the planned large-scale plant in Sachsen-Anhalt in order to be able to serve this part of the market.

We are securing the financing for our commercial 100,000 tonnes per annum plant in Sachsen-Anhalt, Germany.  At completion this will be financed by:

•	Grant from European Structural Fund: up to 50% of the capital expenditure for the first plant,
•	20% of capital expenditure arranged by the Company and a planned industrial partner, and
•	30% of capital expenditure by the operating subsidiary company’s House Bank.

Letters of Intent (LOIs) and contracts have been submitted for take-off of production once this plant is commissioned.   These LOIs and contracts substantially oversubscribe the 100,000 tonnes per annum planned capacity.

We are currently financed through a loan facility, up to U.S. $3,000,000, from Epsom Asset Management Ltd. (“Epsom”). Epsom has extended the credit facility to August 30, 2011.  In addition, we have outstanding convertible debenture notes, with a maturity date of December 31, 2010, which are only repayable in cash at our option. Holders of the debenture notes do not have such an option and may only convert into our Common Shares at a conversion price of U.S. $0.75 on the maturity date.  This, therefore, has no effect on our liquidity.

In December 2009, the Company authorized a new series of convertible debenture notes with an annual interest rate of 4% and a conversion rate of $0.40 per share for a period of two years from date of issue. All other terms and conditions are the same as the previous series of convertible notes. Epsom has converted $1,500 of its outstanding loan facility into these new notes.

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

Assets and liabilities are recorded on the basis that we will be able to realise our assets and discharge our liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments to the carrying values of assets and liabilities that might be necessary should we be unable to continue as a going concern.

5A.	Operating Results

The following discussion and analysis relates to items that have affected our results of operations for the years ended December 31, 2009, December 31, 2008, and December 31, 2007.   The information contained in the table below should be read in conjunction with our consolidated financial statements and accompanying notes included in this Annual Report on Form 20-F.

	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
OPERATING REVENUE	$NIL	$NIL	$58,000
COST OF REVENUES	$NIL	$(37,000)	$(60,000)
GROSS MARGIN	$NIL	$(37,000)	$(2,000)
Research and development expenses	$-0-	$-0-	$-0-
Project development expenses	$-0-	$-0-	$-0-
Product development expenses	$-0-	$-0-	$-0-
General and administrative expenses	$965,000	$1,197,000	$313,000
OPERATING LOSS	$(965,000)	$(1,234,000)	$(314,000)
NET LOSS BEFORE INCOME TAXES	$(1,068,000)	$(2,025,000)	$(656,000)
PROVISION FOR INCOME TAXES	$(13,000)	($NIL)	$(22,000)
NET LOSS	$(1,081,000)	$(2,025,000)	$(678,000)

December 31, 2009 compared to December 31, 2008.

Revenue.  We had revenues totalling U.S. $NIL for the year ended December 31, 2009 compared to $NIL for the year ended December 31, 2008. Only small sized samples are being sent out to potential customers for testing, especially in non-paper applications, for which it is customary not to charge clients.

Expenses.  Product development and project development costs remained at $NIL. Product development and project development expenditure of U.S. $1,127,000 (December 31, 2008: U.S. $2,037,000) was capitalised as an intangible asset. General Administrative expenditure decreased from $1,197,000 to $965,000.   Professional and legal fees decreased from $355,000 to $106,000 and $113,000 to $70,000 respectively during the year. These decreases were mainly due to tight budgetary controls. Interest charges have decreased substantially from $791,000 to $103,000. This arose from re-negotiation of the Company’s credit facility and remaining debentures, as interest charges were reduced to 1.75% per annum. Even though we are now firmly engaged in the commercialisation stage, project and product development continue but are recorded as Intangible Assets.

Net Loss.  The net loss in year ended December 31, 2009 decreased to U.S. $1,081,000.  In the year ended December 31, 2008 it was U.S. $2,025,000.

December 31, 2008 compared to December 31, 2007.

Revenue.  We had revenues totalling U.S. $NIL for the year ended December 31, 2008 compared to $58,000 for the year ended December 31, 2007.  Revenues are derived from sales of samples produced at the small-scale production facility in Leuna, Germany.

Expenses.  Product development and project development costs remained at $NIL. Product development and project development expenditure of U.S. $2,037,000 (December 31, 2007: U.S. $1,020,000) was capitalised as an intangible asset. General and administrative expenses increased by U.S. $884,000 to U.S. $1,228,000. Even though we are now firmly engaged in the commercialisation stage, project and product development continue but are recorded as Intangible Assets.

Net Loss.  The net loss in year ended December 31, 2008 increased to U.S. $2,025,000.  In the year ended December 31, 2007 it was U.S. $678,000.

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

Interest Rate Sensitivity

We are not currently subject to adverse movement in interest rates because our credit facilities are fixed at an interest rate of 1.50% and Convertible Debentures at an interest rate of 1.75% and 4.00%.  The credit facility agreement requires repayment on August 31, 2011.  We may redeem the Convertible Debentures before December 31, 2010.  We do not currently engage in hedging transactions designed to manage interest rate fluctuation risks.

5B.	Liquidity and Capital Resources

As of December 31, 2009, our working capital deficiency decreased to U.S. $577,000 from the working capital deficiency of U.S. $744,000 on December 31, 2008. Cash deposits were down to U.S. $22,000 and current liabilities were down U.S. $239,000 on December 31, 2008.

As of December 31, 2008, our working capital deficiency decreased to U.S. $744,000 from the working capital deficiency of U.S. $1,000,000 on December 31, 2007. Cash deposits were down to U.S. $26,000 and current liabilities were down U.S. $398,000 on December 31, 2007.

As of December 31, 2007, our working capital deficiency increased to U.S. $1,000,000 from the working capital deficiency of U.S. $698,000 on December 31, 2006.  Cash deposits were down U.S. $117,000 and current liabilities were up U.S. $73,000 on December 31, 2006.

To develop and commercialize our SCC technology, we believe we will require approximately U.S. $5,000,000 for working capital for the next 24 months.  However, given the cash on hand of $26,000, together with the restructuring of our debt in order to facilitate the arrangement of on-going working capital in early 2009, and the continuing control of expenses, the Company has sufficient working capital to meet its obligations up to the next 12 months. We have received assurances from the provider of this credit facility that it will continue to keep this credit facility available for this period. To develop commercial production of the SCC products, this credit facility would be insufficient and further funding would be required.

We will need approximately U.S. $33,000,000 to provide the equity portion of our first full-scale plants with a production capacity of 500,000 tonnes per annum.  The construction of these plants will be financed by a combination of grants from the European Structural fund for up to 50% of the capital expenditure , funding from the European Investment Bank and the remainder from arrangements made by the Company and by the Company’s house bank.

We are partially financed through a credit facility from Epsom Asset Management Ltd. (“Epsom”). This credit facility was originally issued by Epsom Investment Services, N.V., but was assigned to Epsom Asset Management Ltd. in November 2008 following a reorganization of the Epsom Group. The credit facility agreement with Epsom to provide up to U.S. $5,000,000 was re-negotiated during February 2003 whereby the maximum amount of draw down was reduced to U.S. $2,500,000 with a reduction in interest charged to 7.5% per annum. Pursuant to an addendum to the credit facility agreement dated August 2006, effective as of February 2006 Epsom no longer has a right to convert outstanding balance into our Common Shares. The credit facility has been extended several times, and as of June 2009, the credit facility has been extended until August 31, 2011.

From time to time, the balance of this facility has been reduced by the mutually agreed conversion of the balance into the common stock of the Company, in order to provide on-going working capital. During February 2005, Epsom agreed to convert part of this facility into equity for U.S. $1,400,000. As at February 28, 2006, U.S. $213,000 of this facility had been drawn down. In September 2007, Epsom agreed to convert U.S. $2,001,000 of the balance due under the credit facility agreement into our Common Shares on the basis of one share for each U.S. $0.29 of note. This conversion resulted in the issue of 6,900,000 Common Shares.  In addition, in December 2007, Epsom agreed to convert a further U.S. $1,259,697 of the balance due under the credit facility agreement into our Common Shares on the basis of one share for each U.S. $0.30 of note. This conversion resulted in the issue of 4,198,990 Common Shares.  In December 2007, Epsom agreed to extend the credit facility to August 30, 2009. As at December 31, 2008, with the prior written consent of Epsom, the facility was temporarily extended by U.S. $2,936,000 (December 31, 2007: U.S. $1,630,000 available).  A restructuring of the debt in order to make available additional working capital was completed on June 2009. Epsom increased the credit facility to U.S. $3,000,000 and extended it until August 31, 2011.

In addition, we have outstanding convertible debenture notes. During December 2008, all 6% convertible debenture holders with a value of U.S. $4,642,000, agreed to convert 50% of the capital with accrued interest to December 31, 2008, amounting to U.S. $2,321,000 into Common Shares of the Company at a price of U.S. $0.095 per share. The remaining debenture notes were extended until December 31, 2010 at an interest rate of 1.75% per annum, payable quarterly, with the right to convert into Common Shares of the Company at $0.75 per share, amended from a conversion of $1.75 per share. The Company has the right, upon 10 days notice, without penalty, to repay all or any portion of the outstanding principal.

In December 2009, the Company authorized a new series of convertible debenture notes with an annual interest rate of 4% and a conversion rate of $0.40 per share for a period of two years from date of issue. All other terms and conditions are the same as the previous series of convertible notes. Epsom converted $1,500 of its outstanding facility into these new notes.

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

We expensed U.S. $NIL in the year ended December 31, 2009 and U.S. $NIL in the year ended December 31, 2008 on research and development.

5D.	Trend Information

Revenue from the principal activity commenced for trial purposes since the year ended February 29, 2004.  At the present time, we have not generated any revenue from producing SCC on a commercial scale and have incurred substantial losses due to expenses associated with our close of past Trylene and Acetylene Gas businesses and research and development expenses.

5E.	Off Balance Sheet Arrangements

None.

5F.	Tabular Disclosure of Contractual Obligations

Contractual obligations for the fiscal year ended December 31, 2009 are disclosed as follows:

	Dec 31, 2009	Payments Due by Period
Contractual Obligations	Total	< 1 year	1-3 years	4-5 years	> 5 years
	$	$	$	$	$

Credit facility	797,000	0	797,000	0	0
Convertible debentures	0	0		0	0
Debenture Interest payable	0	0		0	0
Equipment leasing	0	0		0	0
Property rental	86,000	86,000		0	0

Total Contractual Cash Obligations	883,000	86,000	797,000	0	0

We categorized our contractual obligations based on the following:

Credit facility.  This is the balance on the credit facility with Epsom as at December 31, 2009.  It is not repayable until August 2011 and is therefore a non-current liability.  Under the original the credit facility agreement with Epsom, any outstanding balance due under the credit facility agreement can be converted in part or in whole into our Common Shares at any time at the option of the Epsom. The conversion price is equal to 80% of the trading price per share of our Common Share on the date such note was made or additional advances were made.  However, effective as of February 2006, the outstanding balance is no longer convertible into our Common Shares.

Convertible debentures.  Debenture holders were offered and accepted new debentures with a maturity date of December 31, 2010, and falls into the 1-3 year(s) period.

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

At our Annual General Meeting of Shareholders held on December 7, 2009 the Board of Directors were elected.

Name	Age	Positions Held	Period

Roger A. Leopard	68	Director President and Chief Executive Officer	June 2001-Present February 2000 – Present

John M. Smith	73	Director	August 1993 – Present

Howard Edmund Browning	65	Director	March 2005 – Present

Michael J.B. Brickell	69	Director	March 2010 – Present

Roger A. Leopard.  Mr. Leopard is our Chief Executive Officer, President and Director.  Mr. Leopard is a Chartered Accountant, initially with Deloittes until leaving the profession in 1966 to join The Great Universal Stores as Assistant Treasurer.  He played a key role in the development of the corporation’s financial services division.  In 1976, Mr. Leopard was appointed Vice President of Finance of the CIG Group, a computer leasing and related product marketing and service operation with diversified European operations.  He was subsequently appointed Chairman of the Board and Chief Executive of CIG Group’s U.S. listed parent company.  During this period, he specialized in innovative methods of financing a wide range of businesses and was involved in early stage company development and finance.  This involved the arranging of funding for many commercial organizations in North America, Western Europe, Russia and the CIG Group.  Before becoming our director, Mr. Leopard was a director of Epsom Asset Management Ltd.  Upon his appointment, he resigned from this position and is no longer involved with Epsom Asset Management Ltd

John M. Smith.  Mr. Smith is our Director and earned his Bachelor of Arts degree with honours from the University of Hull, England. Mr. Smith has enjoyed a distinguished career in international banking; first with Barclays Bank from 1959 through 1971 in various postings worldwide, and subsequently as Assistant Manager with Barclays Geneva, which position he held until 1979.  In 1979, Mr. Smith became a partner in a Geneva based fiduciary company. In 1989, he was appointed General Manager and subsequently, Managing Director of Rathbone Trust Company SA, a wholly owned subsidiary of Rathbone Brothers PLC, an established private banking and trust company quoted on the London Stock Exchange. Mr. Smith retired from his position as a non-executive director of Rathbone Trust Company SA on December 31, 2007.  In 1995, Mr. Smith was awarded an MBE for voluntary services to the British Community in Switzerland.

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

Michael J.B. Brickell. Mr. Brickell is a Chartered Accountant and has over 40 years of experience at senior management levels in business enterprises in England, Europe and North America. He was formerly with The Great Universal Stores Ltd and a director of a number of  subsidiary companies, both in the UK and continental Europe. Mr. Brickell was also President and COO of Holt, Renfrew & Co. Ltd. a leading fashion stores group operating  throughout Canada. He is currently an owner and Chairman of Cotswold Collections Limited, a retail mail order company in England, and Deputy Chairman and non-executive director of Industrial Minerals Corporation, an Australian listed company involved in the exploration and production of mineral sands in the USA.

6B.	Compensation

During our fiscal year ended December 31, 2009, we paid an aggregate of U.S. $366,000 in compensation to our directors and officers as a group for services in all capacities.  We did not make any payments for pension or retirement plans for officers and directors.

Directors’ Compensation

Directors, who are not our employees, are compensated by stock options and U.S. $1,000 for each board meeting attended, in addition to travel expenses.  Directors, who are also our officers, do not receive additional compensation for serving as Directors.

Executive Compensation

The following table sets forth the aggregate cash compensation paid for the past fiscal year for executive compensation:

SUMMARY COMPENSATION TABLE

		Annual Compensation		Awards		Long Term Compensation and Payouts

Securities
Name and	Fiscal	Cash	Other Annual	Restricted	Underlying	LTIP	All Other
Principal Position	Period	Compensation	Compensation	Stock	Options	Payouts	Compensation
		$	$	Award(s)	#	$	$

Roger A. Leopard C.E.O. & President	Dec 2009	250,935	Nil	Nil	1,250,000	Nil	Nil

6C.	Board Practices

Our Directors serve a one-year term and are elected at the Annual General Meeting of Shareholders.  At the Annual General Meeting of Shareholders, held on December 7, 2009 the shareholders elected Messrs. Roger A. Leopard, John M. Smith, and Howard E. Browning as Directors.  Our officers are elected by the Board to serve at the pleasure of the Board.  We have no contracts with any of our Directors that provide for payments upon termination.

During the period ended December 31, 2009, Messrs. Browning and Smith comprised the Audit Committee and Messrs Leopard and Browning comprised the Compensation Committee.  The primary functions of the Audit Committee are to review the scope and result of the audit performed by our independent accountants, our internal accounting controls, non-audit services performed by the independent accountants and the cost of accounting services.  The Compensation Committee reviews all compensation proposed for senior management and Board members.

6D.	Employees

Our subsidiary, CalciTech Group Services SA, has two (2) full-time employees and one (1) part-time employees located in Switzerland.  We have two (2) officers located in Switzerland: Mr. Leopard and Mr. Smith.   CalciTech Synthetic Minerals Europe Ltd. has two (2) full-time employees and no part-time employees located in Germany.  We and our other subsidiaries do not have employees.

6E.	Share Ownership

The following table sets forth the share ownership of our Officers and Directors as of date of April 30, 2010.

	Dec 31, 2009
	Number of
	Shares	Percent

Roger A. Leopard (non-beneficial)	1,468,125	1.5%
John M. Smith	225,668	0.23%
Howard Browning	0	0
Michael J.B. Brickell	0	0

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

During the fiscal year ended December 31, 2009, we issued 7,450,000 share options. The Balance of outstanding options held by directors is shown in the table below:

Outstanding Options

Name	Shares Underlying Options	Exercise Price	Purchase Price, if any	Expiration Date

Roger A Leopard	750,000	U.S. $0.30	-	February 28, 2013
	500,000 500,000	U.S. $0.27 U.S. $0.095	- -	October 10, 2013 December 30, 2013

John M Smith	100,000	U.S. $0.24	-	February 25, 2010
	250,000	U.S. $0.37	-	February 25, 2013
	100,000	U.S. $0.27	-	October 10, 2013
	250,000	U.S. $0.095		December 30, 2013

Howard E Browning	250,000	U.S. $0.23	-	June 30, 2010
	250,000	U.S. $0.30		February 28, 2013
	250,000	U.S. $0.095		December 30, 2013

M.J.B. Brickell	250,000	U.S. $0.095		December 9, 2014

Item 7.	Major Shareholders and Related Party Transactions

7A.	Major Shareholders

Past development expenditures were and are currently funded through a Credit Facility Agreement with Epsom Asset Management Ltd (“Epsom”), whose clients collectively hold less than 15% of the equity interest in us.  Epsom has no control over these shares as they are held by clients in their own right.  Subject to the foregoing, we are not directly or indirectly owned or controlled by any other corporation or by any foreign government.  Further, we do not know of any arrangement, which may by its operation result in a change in our control at some subsequent date.

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

On January 16, 2006 New Star converted 1,919,000 warrants into Common Shares.  As per New Star’s latest filing of Schedule 13G/A with SEC, their current holding is 6,338,000 shares which represented 6.3% of the outstanding Common Shares.

During November 2009, CalciTech was advised that a Schedule 13G has been filed by Envirinvest Ltd., reporting that it beneficially owns 12.16% of CalciTech’s Common Stock.

Envirinvest Ltd. is a European private investment fund with particular emphasis on environmental and sustainable technologies. They have been a shareholder and supporter of the Company since 2002 and substantially increased their stake in the recent restructuring of CalciTech previously announced.

As of December 31, 2009, there were 1,014 record holders of Common Shares in the United States representing approximately 85.1% of the total shareholders as reported to be held in the records of Computershare Trust Company, the Registrar and Transfer Agent for the Common Shares.

7B.	Related Party Transactions

The amount paid to our shareholders, directors and officers and their related companies for consulting and other services totaled U.S. $408,000 and U.S. $702,000 for the year ended December 31, 2009 and for the year ended December 31, 2008 respectively.

In the financial year ended December 31, 2009, this amount included U.S. $7,782 paid to directors and U.S. $40,875 paid to EuroHelvetia TrustCo S.A. In the financial year ended December 31, 2008, this amount included U.S. $39,405 paid to directors (U.S. $6,925 in the period ended December 31, 2007) and U.S. $57,000 paid to EuroHelvetia TrustCo S.A. (U.S. $57,000 in the period ended December 31, 2007), who were contracted by us to act as our exclusive financial advisors.  EuroHelvetia charge their fees for work related to advice on private placements, fund raising and project finance.  Roger A. Leopard, our Chief Executive Officer and President, is also a director of EuroHelvetia TrustCo S.A.  EuroHelvetia also provides administration of Epsom.

The fees and services were approved by the independent directors.

7C.	Interest of Experts and Counsel.

Not Applicable.

Item 8.	Financial Statements

8A.	Consolidated Statements and Other Financial Information

We have attached the following financial statements to this Annual Report:

•	Auditors’ Report.

•	Consolidated Statement of Financial Position as of December 31, 2009 and December 31, 2008.

•	Consolidated Statement of Comprehensive Income for the years ended December 31, 2009, December 31, 2008, and December 31, 2007.

•	Consolidated Statement of Shareholders’ (Deficit) Equity for the years ended December 31, 2009, December 31, 2008, and December 31, 2007.

•	Consolidated Statement of Cash Flows for the years ended December 31, 2009, December 31, 2008, and December 31, 2007.

•	Notes to Consolidated Financial Statements.

Dividend Policy

We have never paid any dividends and do not intend to in the near future.

8B.	Significant Changes

None.

Item 9.	The Offer and Listing

9A.	Price History of Stock

Until January 19, 2005, our Common Shares were listed in Canada on the TSX Venture Exchange (“TSX”), under the symbol CLK and in the United States on the OTC Electronic Bulletin Board (“OTC Bulletin Board”), under the symbol CLKTF.OB.  On May 15, 2002, our shares were approved to trade on the Third Segment of the Frankfurt Stock Exchange in Germany, under the symbol XCH.  However, following our voluntary delist from the TSX, our Common Shares no longer have a quotation on the Freiverkehr.  In July 2005, our Common Shares were approved for listing on the OFEX under the symbol CLK. Due to the high costs of maintaining this listing, our Common Shares were withdrawn from OFEX in December 2008.

The high and low prices for our Common Shares expressed in United States dollars quoted on the OTC Bulletin Board for the last six (6) months, each quarter for the last two (2) fiscal years and annually for the last five (5) years are as follows:

	OTC Bulletin Board		OFEX
	US$	US$	UK£	UK£

2009	High	Low	High	Low
4th Qtr ended December 31, 2009	$ 0.10	$ 0.05	N/A	N/A
3rd Qtr ended September 30, 2009	$ 0.10	$ 0.08	N/A	N/A
2nd Qtr ended June 30, 2009	$ 0.10	$ 0.06	N/A	N/A
1st Qtr ended March 31, 2009	$ 0.12	$ 0.02	N/A	N/A

2008	High	Low	High	Low
4th Qtr ended December 31, 2008	$ 0.29	$ 0.20	N/A	N/A
3rd Qtr ended September 30, 2008	$ 0.28	$ 0.20	N/A	N/A
2nd Qtr ended June 30, 2008	$ 0.29	$ 0.20	£0.13	£0.12
1st Qtr ended March 31, 2008	$ 0.29	$ 0.20	£0.14	£0.14

2007	High	Low	High	Low
4th Qtr ended December 31, 2007	$ 0.35	$ 0.20	£0.16	£0.12
3rd Qtr ended September 30, 2007	$ 0.35	$ 0.16	£0.17	£0.11
2nd Qtr ended June 30, 2007	$ 0.44	$ 0.26	£0.24	£0.17
1st Qtr ended March 31, 2007	$ 0.56	$ 0.35	£0.25	£0.21

Period	High	Low	High	Low
Jan 1, 2007 - Dec 31, 2009	$ 0.56	$ 0.02	£0.25	£0.11
Jan 1, 2006 - Dec 31, 2008	$ 0.60	$ 0.13	£0.29	£0.13
Jan 1, 2005 - Dec 31, 2007	$ 0.29	$ 0.15	£0.12	£0.11

9B.	Plan of Distribution

Not Applicable.

9C.	Markets

Our Common Shares are listed in the United States on the OTC Bulletin Board under the symbol CLKTF.OB.  Up until January 19, 2005, our Common Shares were listed in Canada on TSX, when delisting from this exchange was formalized.  With effect from May 15, 2002, our Common Shares have been listed in Germany on the Third Segment of the Frankfurt Stock Exchange under the symbol XCH.  However, following our voluntary delist from the TSX-V, our shares no longer have a quotation on the Freiverkehr.  In July 2005, our Common Shares were approved for listing on the PLUS Markets (then still named OFEX) under the symbol CLK. Due to the high cost of maintaining this listing and the lack of market makers provided by the PLUS markets, we decided to delist our shares in December 2008.

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

Common Shares

We are authorized to issue 300,000,000 Common Shares, par value $0.001.  All issued and outstanding Common Shares are fully paid and non-assessable.  Each holder of record of Common Shares is entitled to one vote for each common share so held on all matters requiring a vote of shareholders, including the election of directors.  Shareholders are not entitled to cumulative voting for directors.  The holders of Common Shares will be entitled to dividends on a pro-rata basis, if and when declared by the Board of Directors.  There are no preferences, conversion rights, pre-emptive rights, subscription rights, or restrictions on transfers attached to the Common Shares.  In the event of our liquidation, dissolution or winding up, the shareholders are entitled to participate in the distribution of our assets available after satisfaction of the claims of creditors.

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

Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated February 27, 1998.  On February 28, 1998, we entered into a credit facility agreement of up to $2,330,000 with Epsom Investment Services N.V. bearing interest at 8% per annum and a repayment date of 2000.  In November 2008, Epsom Investment Services, N.V., assigned the credit facility to Epsom Asset Management Ltd. (“Epsom”) following a reorganization of the Epsom Group. The credit facility has been amended several times over the years. Currently, the revolving 1.75% credit facility is for U.S. $3,000,000 of which U.S. $ 796,690 is owing as of December 31, 2009.  The credit facility is due on August 31, 2011.

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

CalciTech management assessed the effectiveness of CalciTech’s internal control over financial reporting as of December 31, 2009 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework, Guidance for Smaller Public Companies. Based on this assessment, management believes that, as of December 31, 2009, CalciTech’s internal control over financial reporting was effective.

(c) Attestation Report of the Registered Public Accounting Firm.

Not Applicable.

(d) Changes in Internal Control over Financial Reporting.

None.

Item 16.

16A	Audit Committee Financial Report

There are currently two members on the Audit Committee.  Mr. Michael J.B. Brickell and Dr. Howard Browning constitute the members of the Audit Committee.  Both Messrs Smith and Browning are independent directors.  Due to the size of the Audit Committee, the Board has not determined that a member of the Audit Committee is qualified as an Audit Committee Financial Expert.

16B	Code Of Ethics

We have adopted a "code of ethics" (as that term is defined in Form 20-F) (the "Code of Ethics"), which is available on our website at www.calcitech.com.

16C	Principal Accountant Fees And Services

The independent auditor for the fiscal years ended December 31, 2009, December 31, 2008 and December 31, 2007 was HW Fisher & Co.

Audit Fees

The aggregate fees billed by HW Fisher & Co for professional services rendered for the audit of our annual financial statements on Form 20-F for the fiscal year ended December 31, 2009 was $50,000.

The aggregate fees billed by HW Fisher & Co for professional services rendered for the audit of our annual financial statements on Form 20-F for the fiscal year ended December 31, 2008 was $53,250.

The aggregate fees billed by HW Fisher & Co for professional services rendered for the audit of our annual financial statements on Form 20-F for the fiscal year ended December 31, 2007 was $55,000.

Audit-Related Fees

The aggregate fees billed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of our financial statements for the year ended December 31, 2009 was $NIL, December 31, 2008 was $NIL and December 31, 2007 was $ NIL

Tax Fees

The aggregate fees billed for tax compliance, tax advice and tax planning rendered by our independent auditors for the fiscal year ended December 31, 2009 was $NIL, December 31, 2008 was $NIL, and December 31, 2007 was $NIL.

All Other Fees

The aggregate fees billed for all other professional services rendered by our independent auditors for the fiscal year ended December 31, 2009 was $NIL, December 31, 2008 was $NIL, and December 31, 2007 was $NIL.

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

None.

Part III

Item 17.  Financial Statements

The following Financial Statements pertaining to us are filed as part of this Annual report:

•	Auditors’ Report.

•	Consolidated Statement of Financial Position as of December 31, 2009 and December 31, 2008.

•	Consolidated Statement of Comprehensive Income for the years ended December 31, 2009, December 31, 2008, and December 31, 2007.

•	Consolidated Statement of Shareholders’ (Deficit) Equity for the years ended December 31, 2009, December 31, 2008, and December 31, 2007.

•	Consolidated Statement of Cash Flows for the years ended December 31, 2009, December 31, 2008, and December 31, 2007.

•	Notes to Consolidated Financial Statements.

Item 18.  Financial Statements

See Item 17.

Item 19.  Exhibits

Exhibit No.         Name

1.1	Articles of Kemgas Ltd. (1)

1.2	Altered Memorandum of Kemgas. (1)

1.3	Altered Memorandum of Kemgas, dated July 29, 1994 (2)

1.4	Certificate of Continuance to Bermuda, dated February 13, 1995 (2)

1.5	Bye-Laws of Kemgas, as adopted June 1995 (2)

1.6	Certificate of Incorporation on Change of Name dated September 11, 2000 (3)

1.7	Certificate of Deposit of Memorandum of Increase of Share Capital, dated January 5, 2010*

4.1	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated February 28, 2005 (4)

4.2	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated April 2006 (5)

4.3	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated August 15, 2006 (5)

4.4	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated February 25, 2009*

4.5	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated March 31, 2010*

4.6	Form of 5% Convertible Debenture due February 28, 2005 (4)

4.6	Form of Addendum to 5% Convertible Debenture Due February 28, 2005 (4)

4.7	Consulting Agreement between CalciTech Ltd. and H.J. Mark Tompkins dated February 25, 2005 (4)

8.1	List of Subsidiaries (4)

12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act*

12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act*

13.1	Certification under Section 1350*

____________________________________________
*	To be filed herewith
(1)	Previously filed with Registration Statement on Form 20-F under the Securities Exchange Act of 1934 on June 29, 1992.
(2)	Previously filed with the Form 20-F submitted for the fiscal year ended February 28, 1997.
(3)	Previously filed with the Form 20-F submitted for the fiscal year ended February 29, 2000.
(4)	Previously filed with the Form 20-F submitted for the fiscal year ended February 28, 2005.
(5)	Previously filed with the Form 20-F submitted for the fiscal year ended February 28, 2006.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

DATED: June 25, 2010	CALCITECH LTD.

	By:	/s/ Roger A. Leopard
Roger A. Leopard
President and Chief Executive Officer

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

Report of Independent Auditors
CalciTech Ltd

To the shareholders and board of directors of CalciTech Ltd

We have audited the accompanying consolidated balance sheet of CalciTech Ltd as of December 31, 2009, December 31, 2008 and December 31, 2007, the related consolidated statement of operations, shareholders' equity (deficiency), and cash flows for the year ended December 31, 2009, December 31, 2008, and December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CalciTech Ltd as of December 31, 2009, December 31, 2008 and December 31, 2007, and the consolidated results of its operations and its cash flows for the years ended December 31, 2009, December 31, 2008, and December 31, 2007 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.1 to the financial statements, the Company has incurred losses and negative cash flows from operations for the years ended December 31, 2009, December 31, 2008, and December 31, 2007. These matters raise doubt about its ability to continue as a going concern. Management plans in regard to these matters are also described in Note 2.1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

H. W. Fisher & Company
Chartered Accountants
Acre House
11-15 William Road
London
NW1 3ER
United Kingdom

CALCITECH LTD
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As of December 31, 2009, December 31, 2008 and December 31, 2007
(amounts in thousands of US dollars, except per share data)

	Notes	Year to Dec 31, 2009	Year to Dec 31, 2008	Year to Dec 31, 2007
ASSETS		$	$	$

Current assets
Cash and cash equivalents	2.6	22	26	117
Inventories		0	0	7
Receivables, prepaid expenses and other current assets	3	165	233	277

Total current assets		187	259	401

Non-current assets
Property, plant and equipment, net	4	1,023	1,029	1,181
Intangible assets	2.8 and 5	6,996	5,869	3,867

Total non-current assets		8,019	6,898	5,049

TOTAL ASSETS		$8,206	$7,157	$5,450

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As of December 31, 2009, December 31, 2008 and December 31, 2007
(amounts in thousands of US dollars, except per share data)
The accompanying notes are an integral part of the consolidated financial statements

LIABILITIES & SHAREHOLDERS' EQUITY	Notes	year to Dec 31, 2009	year to Dec 31, 2008	year to Dec 31, 2007
		$	$	$
Current liabilities
Accounts payable		498	534	865
Accruals		168	353	211
Tax provisions	2.12	13	0	22
Deferred gain on sale and leaseback - current portion		0	0	99
Hire Purchase Agreement - current portion	7	85	85	177
Deferred income - current portion		0	31	27

Total Current Liabilities		$764	$1,003	$1,401

Non Current Liabilities
Credit facility	6	797	5,436	1,630
Deferred income - non-current portion		0	109	152

Total Non Current Liabilities		$797	$5,545	$1,782

Long Term Liabilities
Convertible debenture notes		1,500	0	0

Total liabilities		$3,061	$6,548	$3,183

Commitments and Contingencies

Shareholders' Equity	8
Common stock, Cdn $ 0.001 par value; 300,000,000 shares authorised; issued & fully paid 185,639,086 at December 31, 2009, (126,588,812 at December 31, 2008) (99,998,665 at December 31, 2007)		1,898	1,846	1,824
Share premium, holders' options outstanding on credit facility and contribution surplus		48,652	43,165	40,661
Convertible debentures		2,321	2,321	4,642
Accumulated deficit during the development stage		(47,474)	(46,393)	(44,368)
Cumulative foreign currency translation adjustments		(252)	(330)	(492)

Total Shareholders' Equity		5,145	609	2,267

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY $		8,206	$7,157	5,450

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the year ended December 31, 2009,
the year ended December 31, 2008,
and the year ended December 31, 2007,
(amounts in thousands of US dollars, except per share data)

	Notes	year to Dec 31, 2009	year to Dec 31, 2008		year to Dec 31, 2007
		$	$		$

Revenues		0	0		58
Cost of revenues		0	(37)		(60)

Gross profit		0	(37)		(2)

General and administrative expenses		965	1,197		313

Operating loss		(965)	(1,234)		(314)

Interest expense		(103)	(791)		(341)
Loss before income taxes		(1,068)	(2,025)		(656)

Provision for income taxes		(13)	0		(22)
Net Loss		$(1,081)	$(2,025	) $	(678)

Other Comprehensive Income
Exchange differences on translation foreign operations		$78	163		(227)

TOTAL COMPREHENSIVE INCOME		(1,003)	(1,862)		(905)

Net loss per share:
Basic		$(0.001)	$(0.002	) $	(0.001)

Shares used in net loss per share calculation:
Basic		150,858,348	99,998,665		88,656,114

Please refer to note 11 for details of related party transactions.

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD
CONSOLIDATED STATEMENT OF SHAREHOLDERS' (DEFICIT) EQUITY
For the year ended December 31, 2009,
the year ended December 31, 2008,
and the year ended December 31, 2007
(amounts in thousands of US dollars except number of shares)

	Note	Common stock		Share premium, holders' option outstanding and contributed surplus	Convertible debentures	Accumulated deficit during development stage	Cumulative foreign currency translation adjustments	Total consolidated shareholders' (deficit) equity
		Shares	$	$	$	$	$	$
Balances, December 31, 2006		88,899,675	1,813	37,457	4,613	(43,690)	(269)	(76)

Net loss				(3)		(678)	(224)	(905)
Issuance of common stock on conversion of credit facility		11,098,990	11	3,249	0	0	0	3,260
Debentures: non-current portion adjs				(42)	29	0	0	(13)

Balances, December 31, 2007		99,998,665	1,824	40,661	4,642	(44,368)	(493)	2,266

Net loss						(2,025)	163	(1,862)
Issuance of common stock on conversion		26,590,147	22	2,504				2,526
of credit facility Debentures: non-current portion adjs					(2,321)			(2,321)

Balances, December 31, 2008		126,588,812	1,846	43,165	2,321	(46,393)	(330)	609

Net loss						(1,081)	78	(1,003)
Issuance of common stock on conversion of credit facility and creditors		59,050,274	52	5,417				5,469
Placing Fees				70				70
Debentures: non-current portion adjs					0			0

Balances, December 31, 2009		185,639,086	1,898	48,652	2,321	(47,474)	(252)	5,145

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD
CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended December 31, 2009,
the year ended December 31, 2008,
the year ended December 31, 2007
(amounts in thousands of US dollars)

	year to Dec 31, 2009	year to Dec 31, 2008	year to Dec 31, 2007
	$	$	$
Cash flows from operating activities
Net loss	(1,081)	(2,025)	(678)
Adjustments for:
Loss on disposal of fixed assets	36	0	0
Depreciation and amortization	12	131	139
Interest expense	0	0	0
Operating loss before working capital changes	(1,033)	(1,894)	(539)

Changes in working capital:
Receivables, prepayments & current assets	68	51	(39)
Accounts payable, accruals and provisions	(239)	(211)	149

Net cash used in operating activities	(1,204)	(2,054)	(429)

Cash flows from investing activities in:
Purchase of property, plant and equipment	(23)	(33)	(348)
Plant pre-financing, project & product development	(1,127)	(1,893)	(2,152)
Patents	(19)	(55)	(72)

Net cash used in investing activities	(1,169)	(1,981)	(2,572)

Cash flows from financing activities:
Repayment of other loans	(109)	(138)	(197)
Cash outflow from sale and leaseback	0	(92)	(140)
Proceeds from credit facility	(4,639)	3,806	50
Proceeds from convertible note	1,500	0	0
Proceeds from conversion	5,539	205	3,261

Net cash provided by financing activities	2,291	3,781	2,974

Effect of exchange rate changes on cash and cash equivalents	78	163	(240)

Net decrease in cash & cash equivalents	(4)	(91)	(268)
Cash and cash equivalents, beginning of year	26	117	385

Cash and cash equivalents, end of year	$22	$26	$117

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2009 (amounts in thousands of US dollars, except share data)

1. BUSINESS OF THE COMPANY

CalciTech Ltd (the "Company") is incorporated in the jurisdiction of Bermuda. Starting from the production of acetylene from which revenues were generated until 1997, the Company changed its business model to concentrate on the production of precipitated calcium carbonate (PCC). PCC is a white pigment, which can only be produced from pure, white limestone deposits and is currently mainly used in filling and, to a lesser extent, in other industrial applications. After an extended period of development, a PCC technology, substantially different from the existing technology was discovered and patented. The Company’s technology to produce Synthetic Calcium Carbonate (“SCC”) can utilize most grades of lime, including low quality lime or industrial waste lime such as carbide lime and paper sludge ash. SCC can be applied in a wide variety of industrial applications including paper, polymers, paints, foods and pharmaceuticals.

The Company has been in the development stage since 2000 and revenue from the principal activity commenced for trial purposes in the year ended February 29, 2004. In 2006, the Company changed its accounting year-end to December 31 partly to recognise the move from the development stage to the commercialization stage. New patents have extended the range of waste products, which can be utilized. Extensive project development and marketing, on a worldwide basis, has taken place. However, the main thrust during the year has been focused on Europe where the Company expects to develop its products in a number of industry applications and build its first plants to produce the offtake required.

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

The Company is in the commercialization stage and has a growing portfolio of defined products for which samples are being produced and tested by many potential customers in a wide range of industrial applications. The Company has completed a number of feasibility studies, some with potential industrial partners, for the construction of plants to produce SCC and continues to seek out new projects. An additional patent was filed during the year and will extend the life of its original patent. Up to December 31, 2009, cumulative losses were $47,474.

Management believes that given the cash and cash equivalents of $22 together with its working capital credit facility, and the continuing control of expenses, the Company has sufficient working capital to meet its obligations up to the next 12 months following the date of the approval of these financial statements. However, when the Company commences the start-up of the building of commercial plants, this credit facility would be insufficient and further funding would be required. The Company is currently working with a number of financial institutions, subject to market conditions, to secure the necessary funding.

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2009 (amounts in thousands of US dollars, except share data)

The Company is in the process of finalizing plans to build our first full scale SCC plants in Europe. Construction is dependent on availability of funds through financing.

The Company, through CSME, is now planning a matrix of plants in Europe and has made presentations to the European Investment Bank (“EIB”) to confirm that such projects will qualify under its technological innovation program for financial support. The Company’s financial advisors are currently in negotiations with a number of UK banks, in the context of the EIB borrowing and funding for all European plants.

The German federal state of Sachsen-Anhalt will proceed with the approval process for the provision of a grant on the planned plant in Leuna after receiving a house bank’s endorsement of the company’s application. This will contribute 50% of the capital costs of the 100,000 tonnes per annum planned plant. The Company expects similar European Union grants, in varying amounts, to be available.

A working capital facility has been available from Epsom Asset Management Ltd. (“EAM”) since February 1998. From time to time, the balance of this facility has been reduced by the mutually agreed conversion of the balance into the common stock of the Company, in order to provide on-going working capital. A restructuring of the debt in order to make available additional working capital was completed in early 2009. The EAM working capital credit facility of $3,000 is available and has been extended until August 31, 2011.

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

In December 2009, the Company authorised a new series of convertible debenture notes with an annual interest rate of 4% and a conversion rate of $0.40 per share for a period of two years from date of issue. All other terms and conditions are the same as the previous series of convertible notes. EAM has agreed to convert $1,500 of its outstanding facility into these new notes.

Assets and liabilities are recorded on the basis that the Company will be able to realise its assets and discharge its liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments to the carrying values of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2009 (amounts in thousands of US dollars, except share data)

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

2.4 Use of estimates

The preparation of financial statements in conformity with International Financial Reporting Standards requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. For example, the carrying value of the intangible assets are assumed on the basis that future financing will be secured to complete the projects thus leading to future income generation.

2.5 Foreign currency translation

The reporting currency of the Group is the US dollar ($), which is also the measurement currency of the parent company. The parent company elected the US dollar as its measurement currency rather than the Bermudan dollar (BMD), which is the currency of its country of domicile, to reflect the fact that the majority of its transactions are denominated in US dollars.

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

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2009 (amounts in thousands of US dollars, except share data)

	year to Dec 31, 2009	year to Dec 31, 2008	year to Dec 31, 2007
	$	$	$
Unrealised gain / (loss) on currencies	88	(146)	370

Change in foreign currency adjustments	78	163	(225)

Exchange Gain	$166	$17	$146

2.6 Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

2.7 Property, plant and equipment

Property, plant and equipment are stated at historical cost and are depreciated on a straightline basis over their estimated useful lives:

Plant and equipment	5 to 10 years
Office furniture and equipment	3 to 8 years

Asset residual values and useful lives are reviewed and adjusted if appropriate at the end of each year. The asset carrying amounts are written down to recoverable amount if greater. Maintenance and repairs are charged to expenses when incurred. Gains and losses on sale are equal to the proceeds less the carrying amount and are taken to the statement of comprehensive income.

2.8 Intangible Assets

Expenditure on intangible assets (Product Development, Project Development, Commercial Plant pre-financing costs and Patents) will be capitalised and amortised against production and sales of SCC. Legal expenditure for the protection of technology developed by the Group is recognised as an expense in the statement of operations, as incurred, except when additional future economic benefits can be attributed to such protection at closing date. The intangible assets are not amortised because the Group is not yet utilizing them on a commercial level. Amortisation will begin upon the commencement of commercial production. Management regularly review the intangible assets to consider their carrying value and whether there is any impairment in light of the project or product development.

2.9 Research and development

Research and development costs are expensed as incurred, except for Project Development and Product Development costs, which are deferred as intangible assets as the Group can demonstrate all of the following:

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2009 (amounts in thousands of US dollars, except share data)

●	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

●	its intention and ability to use or sell the intangible asset;

●	the existence of a market for the output of the intangible asset or the intangible asset itself;

●
the availability of adequate technical resources to complete the development; the availability of adequate financial and other resources to complete the development and to use or sell the intangible asset, subject to the ability of the Company to continue as a going concern, as described in Note 2.1, the carrying value of the intangible assets are assumed on the basis that future financing will be secured to complete the projects thus leading to future income generation and;

●	its ability to measure the expenditure attributable to the intangible asset during its development reliably.

Deferred Project Development costs of $6,097, Product Development costs of $1,091, and Patents of $366 are recorded at cost, which include:

●	expenditure on materials and services used or consumed in generating the intangible asset;

●	the salaries, wages and other employment related costs of personnel directly engaged in generating the asset, and

●	any expenditure that is directly attributable to generating the asset, such as the amortisation of patents used to generate the asset.

Any costs capitalised are amortized on a straight-line basis over the period of expected future benefit.

The intangible assets of Project Development and Product Development are not yet being amortized.

2.10 Net loss per common share

Basic net loss per share is computed by dividing net loss by the weighted average number of shares outstanding.

For the purpose of calculating diluted earnings per share, the net loss attributable to ordinary shareholders and the weighted average number of shares outstanding is adjusted for the effects of all dilutive potential ordinary shares. The effects of anti-dilutive potential ordinary shares are ignored in calculating diluted earnings per share. Potential ordinary shares are anti-dilutive when their conversion to ordinary shares would decrease loss per share from continuing operations. 9,750,000 options have been excluded from the loss per share calculation, as the effect is anti-dilutive.

2.11 Fair value of financial instruments

Carrying amounts of certain of the Group's financial instruments including cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to their short maturities, based on borrowing rates currently available to the Company. This would include convertible debentures where the fair value of the conversion option is recognised under shareholders’ equity.

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2009 (amounts in thousands of US dollars, except share data)

2.12 Deferred and current taxation

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

Current tax is that payable to the Swiss Tax Authorities on profits generated by the Company’s administrative headquarter company, CalciTech Group Services S.A.

2.13 Stock options

The Company has a stock option plan, which allows stock options to be issued up to 10% of the Company’s issued share capital. The Company does not recognise any compensation expense with respect to stock options as all the exercise prices of all option issues are abovethe current market price of the Company’s shares.

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

2.15 Modification of debt instruments

The Company may effect a modification or an exchange of debt instruments with a creditor. The modification or exchange may include changes in the principal amount, interest rate, term to maturity, borrowing currency or creditor. Whether a modification or exchange of debt instruments represents a settlement of the original debt or merely a renegotiation of that debt determines the accounting treatment that is applied by the Group. A modification or exchange of debt instruments represents a settlement when the terms of the new or modified debt are substantially changed from the terms of the original debt instrument. Substantial change occurs when:

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2009 (amounts in thousands of US dollars, except share data)

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

2.16 Government grants

Government grants are recognised when there is reasonable assurance that the Group will comply with the conditions attaching to them, and the grants will be received or earned. A government grant that becomes receivable as compensation for research and development expenses already incurred with no future related costs is recognised as a reduction in research and development expenses in the period in which it becomes receivable.

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

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2009 (amounts in thousands of US dollars, except share data)

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

The allowance for doubtful accounts reflects management’s best estimate of probable losses inherent in the accounts receivable balance. Management determines the allowance based on known troubled accounts, historical experience, and other currently available evidence. The Group writes off accounts receivable when they become uncollectible. The Group currently has no allowance for doubtful accounts.

2.19 Borrowing costs

All borrowing costs are recognized in the consolidated statement of operations in the period in which they are incurred.

2.20 Inventories

Inventories are stated at the lower of cost and net realisable value. The Company has no inventory at present but will apply the First In First Out (FIFO) method when this arises.

3. RECEIVABLES, PREPAID EXPENSES AND OTHER CURRENT ASSETS

Receivables, prepaid expenses and other current assets consist of the following:

	Dec 31, 2009	Dec 31, 2008	Dec 31, 2007
	$	$	$
Accounts receivable	0	195	90
Other debtors	0	0	13
VAT receivable	17	7	72
Deposits	30	16	45
Prepaid expenses	118	15	58
Total	$165	$233	$277

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2009 (amounts in thousands of US dollars, except share data)

	Computer Equipment	Building, Plant & Equipment	Commercial Plant Pre- financing	Office Furniture & Equipment	Total
	$	$		$	$
Balance at December 31, 2008	8	446	558	17	1.029
Additions	1	0	0	22	23
Disposals	0	0	0	(17)	(17)
Depreciation during year	(7)	0	0	(4)	(11)
Foreign Currency Adjustments	(1)	0	0		(1)

Balance at December 31, 2009	$1	446	558	18	1.023

Gross Amount	40	991	558	22	1.611
Accumulated Depreciation	(39)	(545)	0	(4)	(588)

Balance at December 31, 2009	$1	446	558	18	1.023

For the year ended December 31, 2009, the year ended December 31, 2008, and the year ended December 31, 2007, depreciation expense totalled $12, $132 and $138 respectively. The commercial plant pre-financing costs have been reclassified and transferred to intangible assets to reflect the true nature of this asset.

During the year ended February 29, 2004, the Company disposed of its small-scale plant and leased it back for an annual rental of €120 ($176) for a period of five years at the end of which the Company retains the right to re-acquire the plant. The amount capitalised in respect of this plant is $446, of which depreciation of $NIL was recognised in the period ending December 31, 2009, as the plant was not in use during the period (December 31, 2008: $120 and December 31, 2007: $124). The final payment on the lease agreement was made in February 2010 and under the terms of the agreement the plant was acquired for €1.

The assets and liabilities under capital leases are recorded at the lower of present values of the minimum lease payments or the fair values of the assets. The assets are included in property and equipment and are depreciated over their estimated useful lives.

As of December 31, 2009, the future minimum lease payments under non-cancellable finance leases for the following periods:

Not later than one year	85
Later than one year and not later than five years	0
Later than five years	0
Total Future minimum lease payments	$85

5. INTANGIBLE ASSETS

Intangible Assets can be summarised as following:

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2009 (amounts in thousands of US dollars, except share data)

	Project Development	Product Development	Commercial Plant Pre financing	Patents	Total
	$	$	$	$	$
Balance at December 31, 2008	2,124	1,435	1,944	366	5,869
Reclassification	718	(718)	0	0	0
Additions	753	374	0	19	1,146
Disposals	0	0	0	(19)	(19)
Amortisation during period	0	0	0	0	0
Foreign Currency Adjustments	0	0	0	0	0

Balance at December 31, 2009	$3,595	1,091	1,944	366	6,996

Gross Amount	3,595	1,091	1,944	393	7,023
Accumulated Amortisation	0	0	0	(27)	(27)

Balance at December 31, 2009	$3,595	1,091	1,944	366	6,996

For the year ended December 31, 2009, the year ended December 31, 2008 and the year ended December 31, 2007, amortization expense totaled $NIL, $NIL and $2 respectively. When full-scale production plants are producing revenues, patents will be amortised on a straightline basis over the life of the patent.

6. CREDIT FACILITY AGREEMENT

Since February 28, 1998 the Company has had available a credit facility with EAM. From time to time, the balance due payable under the facility has been reduced, by mutually agreed conversions of the debt into the common stock of the Company. A restructuring of the debt in order to make available additional working capital was completed in early 2009. During February 2009, EAM agreed to convert the full amount of the credit facility as at December 31, 2008, amounting to $5,436, at a price of $0.095 per share. The credit facility was increased to $3,000 with a reduced interest rate of 1.75% per annum. The conversion of the aforementioned EAM facility and creditors resulted in the issue of 59,050,274 common shares.

As part of the restructuring, the original charge agreement with Epsom Investment Services N.V. was assigned, by mutual consent to EAM providing the first charge over the intellectual property rights, collateralized by 100% of the issued share capital of CalciTech Synthetic Minerals Ltd. with the new facility.

In December 2009, EAM agreed to convert $1,500 of its credit facility into a new series of convertible debenture notes and to extend the facility of $3,000 to 31st August 2011.

The credit facility is presented as follows:

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2009 (amounts in thousands of US dollars, except share data)

	year to Dec 31, 2009	year to Dec 31, 2008	year to Dec 31, 2007
	$	$	$
Face value of note issued during the year	2,241	3,629	3,136

Interest expense	56	177	175
Conversion of note into common shares	(5,436)	0	(3,261)
Convertible debenture notes	(1,500)
Payments made during the year	0	0	0

	(4,639)	3,806	50

Non-current liability at beginning of period	5,436	1,630	1,580

Non-current liability at end of period	$797	$5,436	$1,630

Effective interest rate at period end	1.75%	8.50%	7.75%

The caption “Payments made during the year” includes the effect of direct offset to the credit facility of various transactions in the total amount of $NIL during the year ended December 31, 2009 ($NIL, during the year ended December 31, 2008, and $NIL for the year ended December 31, 2007), as further described in Note 11. The carrying amount of the credit facility approximates its fair value.

7. OTHER LOANS

Other loans are as follows:

	Dec 31, 2009	Dec 31, 2008	Dec 31, 2007
	$	$	$
Other loans	0	0	0
Finance lease	85	85	177

Total loans $	$85	$85	177

Falling due split:
Amounts due within one year
Other loans	0	0	0
Finance lease	85	85	177

Total amounts due within one year	85	85	177

Amounts due after one year
Other loans	0	0	0
Finance lease 1 -2 years	0	0	0
Finance lease 2 -5 years	0	0	0

Balance at the end of the year	$85	$85	$177

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2009 (amounts in thousands of US dollars, except share data)

8. SHAREHOLDERS' EQUITY

The Company has ordinary common shares with the par value of $ 0.001 there are no restrictions on the distribution of dividends and repayment of capital.

8.1 Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

8.2 Convertible debentures

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

During December 2008, all 6% convertible debenture holders with a value of $4,642, agreed to convert 50% of the capital with accrued interest to December 31, 2008, amounting to $2,526 into common shares of the Company at a price of $0.095 per share. The remaining debenture notes were extended until December 31, 2010 at an interest rate of 1.75% per annum, payable quarterly, with the right to convert into common shares of the Company at $0.75 per share, amended from a conversion of $1.75 per share. The Company has the right, but not the obligation, upon 10 days notice, without penalty, to repay all or any portion of the outstanding principal. These debentures have been classified as equity as there is no contractual obligation to deliver cash and the contract will be settled by the company delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash.

In December 2009, the Company authorised $5,000 in a new series of convertible debenture notes with an annual interest rate of 4% payable quarterly in arrears. These notes, with a two year maturity date, are convertible into ordinary shares of the Company at $0.40 per share. All other terms and conditions remain the same as those of the existing series of debentures.

The equity element can be summarised as follows:

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2009 (amounts in thousands of US dollars, except share data)

	Dec 31, 2009	Dec 31, 2008	Dec 31, 2007
	$	$	$
Principal amount of debentures at issuance	2,321	4,642	4,642
Less finders' fee	0	0	0
Debentures Converted	0	(2,321)	0

	$2,321	$2,321	$4,642

8.3 Conversion of credit facility

The original Epsom Investment Services N.V. (“Epsom”) credity facility, effected in February 1998, has been subject to a number of conversions of the balance into common stock of the Company in order to reduce the balance and thereby provide additional working capital both during and after assignment date of November 2008 to EAM.

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

During February 2009, EAM agreed to convert the full amount of the credit facility as at December 31, 2008, amounting to $5,436, at a price of $0.095 per share. EAM agreed to this conversion and the placement of 50% of the resulting shares with its clients, providing other existing shareholders and new shareholders acquire the remaining 50% of the shares at the same price per share. The proceeds were loaned to the Company under the existing credit facility for working capital purposes with interest charged at a reduced rate of 1.75% per annum, payable quarterly. The conversion of the aforementioned EAM facility and creditors resulted in the issue of 59,050,274 common shares. It was further agreed to increase the facility to $3,000.

In December 2009, EAM agreed to convert $1,500 of its credit facility into the new series of convertible debenture notes issued by the Company. The credit facility was extended to 31st August 2011.

8.4 Stock option plan

Under the provision of the Company’s share option plan, a maximum total of 10% of issued shares may be granted to directors, officers and employees of the Company in the form of stock options. The options generally expire five years from the date of the grant. 6,650,000 stock options granted are not subject to vesting requirements. The balance of 3,100,000 will vest upon the construction of the first commercial plant. Stock option activity was as follows:

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2009 (amounts in thousands of US dollars, except share data)

	Number of Shares	Exercise price per share

Balance at December 31, 2007	2,300,000
		Cdn $0.30 to 0.45
Options exercised	0
Options lapsed	0
Options granted	0

Balance at December 31, 2008	2,300,000	$0.23 to 0.24
		Cdn $0.23 to 0.45
Options exercised	0
Options lapsed	0
Options granted	7,450,000

Balance at December 31, 2009	9,750,000	$0.095 to 0.24
		Cdn $0.23 to 0.45

The following table summarises information with respect to stock options as of December 31, 2009:

Exercise Price	Weighted- average Number of options outstanding	Number of options exercisable	Weighted average remaining contractual life (years)

Cdn $0.30	250,000	250,000	2.16
Cdn $0.33	850,000	850,000	0.94
Cdn $0.45	500,000	500,000	1.15
$0.24	450,000	450,000	2.16
$0.23	250,000	250,000	2.50
$0.095	7,450,000	7,450,000	4.50
Total	9,750,000	9,750,000

All stock options are issued at or over the market price of the Company’s shares on the date of their granting and therefore there is no effect on profit and loss.

9. INCOME TAXES

Under the current Bermuda law, the Company is not required to pay any income taxes in Bermuda. The Company has received an undertaking from the Minister of Finance of Bermuda that in the event of any such taxes being imposed, the Company will be exempted from such taxation until March 28, 2016.

Net loss before income taxes consists of the following:

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2009 (amounts in thousands of US dollars, except share data)

	year to Dec 31, 2009	Year to Dec 31, 2008	year to Dec 31, 2007
	$	$	$

Bermuda	(1,126)	(1,657)	(646)
Rest of world	46	(369)	(124)

Total	$(1,080)	$(2,025)	$(770)

There are no significant deferred taxes reflecting the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

There are no significant operating loss carry-forwards, which would have an impact on income tax as of December 31, 2009.

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

11. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2009, the year ended December 31, 2008 and the year ended December 31, 2007, the amounts paid to shareholders, directors and officers of the Company and their related companies for consulting and other services totalled as follows:

	year to Dec 31, 2009	year to Dec 31, 2008	year to Dec 31, 2007
	$	$	$
Amounts paid to shareholders, directors and officers of the Company for consulting and other services	$259	$702	$106

Amounts paid to EuroHelvetia TrustCo SA for financial advice	$222	$57	$66

Amounts payable at Balance Sheet date	$183	$0	$39

EuroHelvetia TrustCo S.A. is contracted by CalciTech to act as the Company’s financial advisors. EuroHelvetia charge their fees for work related to advice on private placements, fund raising and project finance. Roger A. Leopard, Chief Executive Officer and President of administration of EAM. All these transactions were at “arms length”.

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2009 (amounts in thousands of US dollars, except share data)

12. FINANCIAL INFORMATION BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA

The Company operates in one business segment. The following table presents information by geographical area:

	year to Dec 31, 2009	year to Dec 31, 2008	year to Dec 31, 2007
Revenues	$	$	$
Bermuda	0	0	0
Rest of world	0	0	48
Total	$0	$0	$48

	year to Dec 31, 2009	year to Dec 31, 2008	year to Dec 31, 2007
Operating loss	$	$	$
Bermuda	(800)	(865)	(269)
Rest of world	59	(369)	(46)
Total	$(741)	$(1,234)	$(314)

Identifiable assets
Bermuda	8,007	3,320	1,782
Rest of world	199	3,837	3,668
Total	$8,206	$7,157	$5,450

13. ANALYSIS OF MAJOR EXPENDITURES INCLUDED IN GENERAL AND ADMINISTRATIVE EXPENSES

The following is a breakdown of the major expenditures included in General and Administrative Expenses:

	year to Dec 31, 2009	year to Dec 31, 2008	year to Dec 31, 2007
	$	$	$
Employee costs	346	107	159
Professional fees	106	355	40
Investor relations	57	124	126
Rent, rates & charges	45	93	49
Travel	7	24	18
Depreciation	12	131	139

14. IFRS 7: RISKS ARISING FROM FINANCIAL INSTRUMENTS

The Group’s market risk is identified as those financial instruments that are subject to foreign exchange fluctuations. Below is a table of cash and cash equivalents, accounts receivable and accounts payable that are subject to the risk described. A sensitivity analysis is shown below suggesting the value of such financial assets and liabilities and % risk involved had thehighest and lowest exchange rates been applied during the year ending December 31, 2009, and during the year ending December 31, 2008:

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2009 (amounts in thousands of US dollars, except share data)

	year to	year to		year to
Market Risk	Dec 31, 2009	Dec 31, 2009		Dec 31, 2009
		High	%	Low	%
	$	$		$
Cash at Bank	20	20	0%	19	-5.0%
Petty Cash	2	2	0%	2	0%
Accounts Receivable	0	0	0. %	0	0%
Accounts Payable	(498)	(501)	0.6%	(438)	-12.0%
Accruals	(181)	(182)	0.7%	(167)	-7.7%

	year to	year to		year to
Market Risk	Dec 31, 2008	Dec 31, 2008		Dec 31, 2008
		High	%	Low	%
	$	$		$
Cash at Bank	22	23	0.6%	21	-5.0%
Petty Cash	4	4	0.7%	3	-9.0%
Accounts Receivable	195	196	0.5%	161	-17.6%
Accounts Payable	(534)	(538)	0.6%	(470)	-12.0%
Accruals	(353)	(355)	0.7%	(326)	-7.70%

The Group does not feel that exposure to currency fluctuations is material to operations at the present time.

Liquidity risk is identified as the Group’s ability to satisfy Accounts Payables out of liquid assets at December 31, 2009. Even though liquid assets only represent 4% of accounts payable, the Group does not regard liquidity as a material risk at the present time. This is because the Group has the ability to draw down sufficient funds from its current credit facility, hence there is no strategy currently in place to hedge against this risk.

CalciTech’s credit risk is identified as the Group’s ability to recover outstanding receivables in full at December 31, 2009. On accounts receivable, the Group currently offers terms of 60 days to customers. However the Group relies on strong and longstanding relationships with its existing debtors, and therefore has not made provision for bad and doubtful debts.

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2009 (amounts in thousands of US dollars, except share data)

Credit Risk	2009	<30 days	30-60 days	60-90 days	>90 days
	$	$	$	$	$
Accounts Receivable	$0	0	0	0	0

Credit Risk	2008	<30 days	30-60 days	60-90 days	>90 days
	$	$	$	$	$
Accounts Receivable	$195	0	0	0	195

15. LIST OF PRINCIPAL CONSOLIDATED COMPANIES

Principal consolidated companies are as follows:

Name of Company	Countries	Holding	Proportion	Nature of business
			held
CalciTech Synthetic Minerals Ltd.	Bermuda	Ordinary shares	100%	Technology licensor
CalciTech Group Services SA	Switzerland	Ordinary shares	100%	HQ Administration
CalciTech Synthetic Minerals Europe Ltd.	UK	Ordinary shares	100%	European holding company and operations licensee

On February 1, 2003, the Company’s intellectual property interests in its Synthetic Calcium Carbonate (“SCC”) technology were assigned to a new Bermuda organized wholly owned subsidiary, CalciTech Synthetic Minerals Ltd., which now acts as the holding Company and will license within the group rights and use of the technology on a territorial basis.

As previously reported, CalciTech Holdings ApS and its wholly-owned subsidiary, CalciTech Deutschland GmbH, have been liquidated. As a result, these companies have been deconsolidated from these financial statements.

As part of the restructuring, in April 2009, a new wholly owned subsidiary of CalciTech Synthetic Minerals Ltd. was established. CalciTech Synthetic Minerals Europe Ltd., a UK company, has become the principal company for all European operations. A branch office was registered in Germany for the operation of the Company’s small scale production plant.

16. ULTIMATE CONTROLLING PARTY

No individual has an ultimate controlling interest in the Company.

17. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Non-cash transactions were as follows:

	year to Dec 31, 2009	year to Dec 31, 2008	year to Dec 31, 2007
	$	$	$
Issuance of common stock
Upon conversion of credit facility	5,436	0	3,261
Convertible Debenture Notes	1,500	0	0
Issuance of common stock
Upon private placement through credit facility	0	0	0
Interest expense through credit facility	(56)	(428)	(175)

Total	$6,880	$(428)	$3,086

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2009 (amounts in thousands of US dollars, except share data)

18. COMMITMENT

The Group rents its principal management services office under an annually renewable agreement. During the period ending December 31, 2009, the Group paid $34. There are no future obligations for rent over 12 months.

19. NUMBER OF EMPLOYEES (UNAUDITED)

Headcount was 5, 4 and 8 as of December 31, 2009, December 31, 2008, and December 31, 2007. It is the Group’s practice to employ consultants in various capacities due to the specific nature of the industries in which they are operating. As at December 31, 2009, the Group employed 7 consultants. Various additional professional firms are also employed for the prevision of specialist advice.

20. POST BALANCE SHEET EVENT

There were no post balance sheet events to report.

21. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors and authorised for issue on June 23, 2010.

/s/ Roger A Leopard
Roger A Leopard

/s/ Michael Brickel
M.J. Brickel

CalciTech Limited
P.O Box HM 2257, 3rd Floor, Par la Ville Place, 14 Par-La-Ville Road
Hamilton HM JX, BERMUDA