Form 20-F
period 2010-12-31
CALCITECH LTD
filed 2011-07-11
CIK 889431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________

FORM 20-F

_________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________________

For the year ended December 31, 2010

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

The number of outstanding Common Shares as of December 31, 2010 is 200,933,204

Indicate by check mark if the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes  ☒ No

Indicate by check mark if the Company is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐Yes  ☒ No

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	International Financial Reporting Standards as issued ☒ by the International Accounting Standards Board	Other ☐

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

The following discussion contains forward-looking statements regarding events and financial trends, which may affect CalciTech Ltd’s (“CalciTech,” the “Company,” “we,” “our” or “us”) future operating results and financial position.  Such statements are subject to risks and uncertainties that could cause our actual results and financial position to differ materially from those anticipated in forward-looking statements.  These factors include, but are not limited to, the fact that we are in the commercialization stage, will need additional financing to build our proposed plants and will be subject to certain technological risks associated with scaling up production to a commercial level, all of which factors are set forth in more detail in the section entitled “Risk Factors” in Item 3.D. and “Operating and Financial Review and Prospects” at Item 5.

Item 1.                                Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2.                                Offer Statistics and Expected Timetable

Not Applicable.

Item 3.                                Key Information

3A.           Selected Financial Data

The following tables set forth selected consolidated financial data of the Company for the years ended December 31, 2010, 2009 and 2008 and 2007, and the 10 months ended December 2006. We derived all figures from our financial statements, which were audited by our independent auditor and prepared in accordance with International Financial Reporting Standards (IFRS).

This information should be read in conjunction with our audited financial statements for the years ended December 31, 2010, 2009 and 2008 included in this annual report. Historical information for periods prior to the year ended December 31, 2007 are not included in this annual report.

All financial information is presented in U.S. dollars, unless indicated otherwise.

	year to	Year to	Year to	Year to	10 Months to
	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006

Operations Data	$	$	$	$	$
Revenue	0	0	0	58,291	47,649
Income (loss) from operations	(699,000)	(965,000)	(1,234,000)	(314,000)	(394,000)
Net loss	(870,000)	(1,081,000)	(2,025,000)	(678,000)	(620,000)
Number of shares	185,639,086	150,858,348	99,998,665	88,656,114	88,899,675
Loss per Common Share	(0.004)	(0.007)	(0.02)	(0.008)	(0.07)

Balance Sheet Data
Development Expenditure	0	0	0	0	0
Total Assets	9,612,000	8,206,000	7,157,000	5,450,000	3,244,000
Long Term Obligations	1,121,000	2,206,000	5,545,000	1,782,000	1,993,000
Capital stock	1,899,000	1,898,000	1,846,000	1,824,000	1,813,000
Total Stockholders’ Equity/ (Deficiency)	5,546,000	5,236,000	609,000	2,267,000	(77,000)

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

We Have Incurred Net Losses Since Our Inception and Expect Losses to Continue.  Except for net income of $732,000 for fiscal year ended February 28, 1996, we have not been profitable since our inception. During the year ended December 31, 2010, we earned $NIL from the sale of Synthetic Calcium Carbonate (“SCC”) samples. As our marketing activities have been concentrated during 2010 in other industrial sectors, no sample sales were possible with new products. For the year ended December 31, 2010, we had a net loss of $870,000 and an accumulated deficit of $48,344,000. The report of independent auditors on our December 31, 2010 financial statements includes an explanatory paragraph assuming the Company will continue as a going concern. Lack of operating funds may result in staff reductions and curtailing the construction currently planned.

If We Are Unable to Raise Funds Our Growth May Be Adversely Affected.  Historically, we have had to seek capital for research and development of our SCC products due to lack of revenues.  Based on the available amount of $18,000 in cash and together with its working capital credit facility, and the continuing control of expenses, we believe that we have sufficient working capital to meet its obligations up to the next 12 months following the date of the approval of these financial statements. Due to the global financial crisis and the difficulties in the banking sector in Germany, we were unable secure the endorsement of a House Bank in Germany of our application to secure a grant from the European Regional Structural Fund towards a 50% of the capital expenditure (CapEx) of our planned 100,000 tonnes per annum plant in Leuna, Germany, nor were we able to find a strategic partner on terms which we considered to be acceptable to our shareholders. Through this process of finding a strategic partner, we have determined that the best approach is to maintain 100% ownership of our plants in the early stages of the building plan. As such, we recently changed our strategy and are now seeking to raise funding of Euro 35 million in the UK market for our European licensee, CalciTech Synthetic Minerals Europe Ltd. (“CSME”). This would enable CSME, with the help of European Union grants, to build two commercial plants in mainland Europe producing circa 80,000 tonnes per annum of SCC and provide working capital until revenue earning. However, we may not be able to raise funds, or to raise funds on commercially reasonable terms. If we are unable to raise additional funds, we may not be able to build the plants or to implement our business plans as described in this Annual Report.

Uncertainty over carrying value of the Intangible assets.  The majority of our assets are intangible assets. Our ability to recover the carrying value of the intangible assets is dependent upon our ability to raise sufficient funds to build the production plants required for the commercial exploitation of our intangible assets. We have commenced discussions with a number of AIM Nominated Adviser/brokers to secure the appropriate funding and an admission of the Company’s European operations subsidiary, CSME, to the AIM market of the London Stock Exchange (“AIM market”). In addition, we continue to pursue other funding opportunities including potential commercial partners to fund our commercialization of our intangible assets and funding in the US and European financial markets. We believe that we will be able to secure the appropriate funding to commercially exploit our intangible assets. However as of this date, such funding has not been secured and therefore there is a significant possibility that commercialisation cannot proceed and that ultimately we may not be able to recover the carrying value of our intangible assets as they are stated in our consolidated financial statements. Our consolidated financial statements do not include any adjustments that would be necessary if we were unable to secure the appropriate funding for the commercial utilization of the intangible assets.

Uncertainty of continuing as a going concern.  Our continuation as a going concern depends upon our ability to raise sufficient capital to build its first full scale SCC plants, attain profitable operations and generate cash flow from operations.  Our consolidated financial statements do not include the adjustments that would be necessary if we were unable to continue as a going concern.

New investors or commercial partners may require participation interests which could decrease future profitability. In order to build our commercial plant, we require additional funding or commercial partners. Under this type of arrangement, an investor or commercial partner would invest in specific commercial plant and receive a negotiated interest in that specific commercial plant. This could reduce the potential profitability of the remaining interest in the commercial plant and reduce our ability to control and manage the commercial plant. We expect that entering into these partnering relationships would entail transferring a portion of our interest in CSME to such partner.

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

Our Competitors May Develop a Competing Technology. One of our competitive advantages depends on our ability to use waste lime, low quality lime and paper sludge ash which is available at little or no cost. If competitors are able to develop a competing technology, we may no longer have the free or low cost source of raw material.

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

Litigation.  Although we are not currently subject to litigation, we may become involved in disputes with other parties in the future which may result in litigation.  Any litigation could be costly and time consuming and could divert our management from our business operations.  In addition, if we are unable to resolve any litigation favorably, it may have a material adverse impact on our financial performance, cash flow and results of operations.

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

Penny stock rules may make it more difficult to trade our Common Shares. The Securities and Exchange Commission has adopted regulations which generally define a “penny stock” to be any equity security that has a market price, as defined, less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions.  Our securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors such as, institutions with assets in excess of $5,000,000 or an individual with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with his or her spouse. For transactions covered by this rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser’s written agreement of the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also affect the ability of our investors to sell their shares in the secondary market.

FINRA rules will make it more difficult to trade our Common Shares. The Financial Industry Regulatory Authority, or FINRA, has adopted sales practice requirements which may limit a stockholder’s ability to buy and sell our stock. In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer.  Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information.  Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers.  FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares

Potential litigation or environmental exposure may have a material adverse effect on our financial condition or results of operation. Our operations are subject to international, federal, state and local governmental, tax and other laws and regulations, and potentially to claims for various legal, environmental and tax matters. While we carry liability insurance, which we believe to be appropriate to our business, an unanticipated liability, arising out of such a litigation matter or a tax or environmental proceeding could have a material adverse effect on our financial condition or results of operations.

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

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. holders.  We believe that we were not a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes for our taxable year ending on December 31, 2010, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75.0% of its gross income is passive income or (2) at least 50.0% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our Common Shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we receive. If we are treated as a PFIC for any taxable year during which U.S. holders hold our shares, certain adverse United States federal income tax consequences could apply to U.S. holders. See “Special United States Federal Income Tax Considerations - Passive Foreign Investment Company.”

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

For the purpose of commercialising our technology, we established CalciTech Synthetic Minerals Ltd., a Bermuda company (“CSM”) that is wholly owned by us. On February 1, 2003, we transferred all of our entire SCC intellectual property rights and associated business activity to CalciTech Synthetic Minerals Ltd. CalciTech Synthetic Minerals Ltd. has two wholly-owned companies, CalciTech Group Services SA, a Swiss corporation, and CalciTech Synthetic Minerals Europe Ltd., a UK corporation. CalciTech Synthetic Minerals Europe Ltd. (“CSME”). The projected European business has been independently valued at Euro 64 million. On October 1, 2010, the business undertaking for the European territory was transferred to CSME and the consideration was satisfied by the issue of 80 million shares of CSME, with a par value of Euro 0.10 per share, at a price of Euro 0.80 per share. CSME, as part of the transfer, has been granted a license covering all of Europe, for the exclusive use of the Company’s SCC technology. This license is for a period of 30 years with a royalty payable of 5% of net revenues.

Our administration headquarters are located at World Trade Centre, 10 Route de l’Aeroport, Geneva, Switzerland. We currently do not have full-scale commercial plants. We are currently engaged in the commercialisation and project development stage using sample material produced by a small-scale production plant located in Leuna, Germany. This small-scale plant was initially built for commercial purposes. It produces samples for all future plants, tests input materials from around the world and will provide the necessary training for staff to be employed on the future commercial plants. The small-scale plant has also been used in the design development of future commercial plants and has supported the development of a 100,000 tonnes per annum plant originally planned in Germany. However, as a result of the global financial crisis and difficulties in the banking sector in Germany, we were unable to secure financing for our planned 100,000 tonnes per annum plant. Currently, we have deferred the development of the planned 100,000 tonnes per annum plant in Germany, and through CMSE, looking to develop a number of circa 40,000 tonnes per annum plants throughout Europe.

The Company, through CSME, is now planning a matrix of plants in Europe and has made presentations to the European Investment Bank (“EIB”) to confirm that such projects will qualify under its technological innovation program for financial support. The Company’s financial advisors are currently in negotiations with a number of UK banks, in the context of the EIB borrowing for funding of all European plants. CSME is now envisioning a number of circa 40,000 tonnes per annum plants and these could be in Germany, France, Spain, the Benelux or the United Kingdom.

We are also evaluating new product developments for new market applications and testing various feedstocks. It is intended that the small-scale plant, now operated through CSME,  will continue to test and trial all feed materials, and produce our sample material to support other projects in other regions. See “4B.  Business Overview – Business Activities.” No assurance can be given that the planned plants will be economically or technically feasible. We have generated no cash flows from our operations, other than those generated through limited sample sales. See "Item 3D Risk Factors."

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

In September 2010, we signed a Cooperation Agreement with leading research institutes in Germany and launched the project with the participation of the largest paper and cement companies in Europe: Stora Enso and Heidelberg Cement.

The aim of the project is to optimise our process for converting the waste stream from recycled paper production into industrially valuable Synthetic Calcium Carbonate (SCC) and Sustainable Metakaolin (SMK).

This project has now passed its first milestones successfully which triggers the next phase of funding. The project is expected to be completed by the middle of 2013.

The Cooperation Agreement is with a group of partners including the Papiertechnische Stiftung (“PTS”), the German Paper Research Centre and Verein Deutscher Zementwerke (“VDZ”), the German Cement Works Association, together with two of the largest paper and cement companies in Europe.

Due to the attractive environmental benefits and the innovative nature of our process, German government funding has been granted to support the project. The industrial partners will also contribute and will be beneficiaries when the process is implemented.

Currently, we are seeking to establish our first full scale commercial merchant plants and are engaged in sales activity within the paper, polymers, paints, food, pharmaceutical and cosmetic industries to seek commitment from potential customers to purchase SCC products from the first full scale commercial plants. In addition, we will have to seek to raise additional funds through loans from business partners, debt or equity financing and/or through environmental grants from authorities to build our initial plants. Assuming we have the capital to proceed, we intend to build up to 20 commercial plants over the next 15 years in Europe, some through joint ventures with financial or industry partners.

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

           Our new process overcomes the problem of impurities that has hitherto hindered the re-use of the minerals. The new process uses our original technology for treating waste lime and applies it to solve a growing environmental problem. Trials have been successfully completed with waste from a range of paper mills. The SCC produced from this waste is of exceptionally high brightness and low abrasivity. Extensive trials are being carried out with potential customers.

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

Recycling of Paper Minerals using the CalciTech process

In 2009 and 2010, we have broadened the basic technology by developing a new application that addresses the growing problem of mineral waste from recycled paper plants. In Europe the total paper and board consumption in Europe is about 100 million tonnes per annum of which 82 million tonnes per annum is cellulose fibre and about 16 million tonnes per annum is mineral filler and pigments. While 34 million tonnes per annum of the fibre is recovered and recycled, the minerals are not recycled and have to be quarried, ground, treated and transported to mills across Europe. A significant portion of the white minerals has to be transported from remote sources to the centres of production and consumption. For example ultra white ground calcium carbonate for paper coating is mined and ground in northern Norway and shipped to north and central Europe. Special clays are imported from Brazil to provide properties that European clays cannot. Calcined clays are produced using an energy intensive process.

At present, when paper is recycled, these minerals are treated as a waste stream and disposed of as landfill or low value applications in agriculture. The EU Waste Directive 2008/98/EC classifies the mineral sludge as waste and unsuitable for agricultural use as it contains organics. This Directive has to be transposed into national law by all member states before 12 December 2010. Many recycled paper mills therefore incinerate this sludge to make Paper Sludge Ash (PSA), which has a disposal cost of over €60 per tonne.

PSA can be converted economically to SCC using the CalciTech patented processes. This is an additional source of raw material that CSME can use in its planned plant expansion. We have identified a large number of sites where plants at a higher tonnage could be applied to using PSA as a source.

In addition to producing SCC, the metakaolin in the PSA can be separated and used as an additive to high strength cement. After incineration, the kaolin and talcs become a form of metakaolin which we name Sustainable MetaKaolin or SMK. The cement industry is very interested in using  SMK as a cement substitute as it is free of calcium oxide and is sourced from recycled materials. The German cement industry is supporting the qualification of SMK through the German Cement Institute (VDZ) in a joint project with us.

The recycling of PSA brings very significant benefits for the paper mill: disposal costs of waste minerals, generally in excess of €60 per tonne, are eliminated; remotely sourced mined minerals are eliminated; carbon dioxide from the incineration is recaptured in the manufacture of SCC; the SCC has better performance than the original mineral with its higher brightness, opacity and printability. Furthermore, the use of recycled minerals will enable paper companies to reinforce their claims of sustainability.

Where an on-site plant is not feasible, CSME will build a plant in the center of a cluster of ash producers and SCC users.

Patents and other Intellectual Properties

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

In October 2009, we filed an application for a new patent at the UK Patent Office. This new patent will protect the processes to be used by us to produce SCC with exceptional features including, but not limited to, a unique morphology (rice grain shape), a very narrow particle size distribution and exceptional purity, which itself gives very high brightness. Typically, we produce particles in the sub-micron range which satisfies the large majority of potential applications, as demonstrated by extensive trials with future customers. However, we can use the same process to produce other particle sizes in the nano and micron range but as there is further development work required, this has been delayed until market demand dictates. This wide range of capability opens up new applications in growing markets.

In December 2009, we filed a new patent at the United Kingdom Patent Office for a technology that enables paper producers to recycle all the minerals used in paper, in particular PSA. In December 2009, CSM filed another patent application in the UK covering the conversion of waste sludge, especially from paper mills using recycled paper, into two valuable product streams, SCC and Synthetic Metakaolin (“SMK”).

When granted, these patents will extend patent protection of our process and product in terms of lifetime and coverage.

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

CalciRGTM Products.  In October 2004, we launched  CalciRGTM for the paper coatings market.  CalciRGTM is a performance-enhancing additive aimed at the rotogravure market.  For the launch of this product, we worked closely with our potential customers to identify specific needs.  CalciRGTM was designed and developed in collaboration with these customers, and thoroughly tested in commercial trials, showing the unique properties of our SCC based products.

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

•	Gives slow ink settling: this leads to lower ink consumption and hence significant cost savings for the printer.

•	Provides superior rotogravure printability: this has shown printability performance superior to industry standard calcium carbonates with superior whiteness, brightness and opacity.

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

Plastic, Sealant, Rubber and Adhesives Industry

CalciRCTM Product. In January 2006, we launched CalciRCTM.  This product is aimed at polymer applications such as plastics, sealants, rubber and adhesives. Initial trials within the plastics industries have shown that CalciRCTM significantly improves certain strength characteristics of the finished product. When trialled in PVC profiles, significant improvements in gloss, brightness and lifetime were measured. Due to the rheological properties of the SCC, higher filler loadings can be achieved which reduce the amount of polymer resin used with consequent cost savings. Further trials are currently being conducted into the processibility characteristics of the product.

Paint Industry

SCC products are currently being developed and are expected to be launched in due course to serve the water based decorative paint market. SCC brings benefits of brightness and opacity that enables the producer to reduce the amount of expensive titanium dioxide in the formulation. While paint overall is growing at a rate of two percent (2%) annually, water based emulsion paint is growing at nine percent (9%) driven by environmental considerations and generally carries a premium price over paper industry products. The sustainability benefits of SCC from recycled minerals are being sought by the major paint producers who are urgently trying to make their products more ecofriendly.

Business Activity: Small scale production plant

We have been operating a small-scale production plant in Leuna, Germany. The small-scale production plant, while not a full size commercial plant is, nevertheless, a commercial plant in that the products manufactured can be sold. In particular, high grade SCC. High grade PCC for the pharmaceutical industry is often sold in relatively small amounts and command prices in excess of Euro 800 per ton. We intend to manufacture and sell high-grade product in these specialist areas where supplies are not available to meet such demands.  The small-scale plant continues to test new materials such as PSA, be used in the design of any commercial size plant variant and for training purposes.

Business Activity: Europe

After the collapse of the credit markets, the European Investment Bank (“EIB”) announced several programs late in 2008, to assist in financing of developments within the Member States of the European Union. In particular the Innovation and New Technology Programmes and EIB have confirmed that SCC plants, licensed with our intellectual property rights from outside Europe, would qualify on an aggregated capital expenditure (CapEx) basis. This of course would be subject to all the normal due diligence requirements. The funding allows up to 50% of CapEx at favourable interest rates for extended terms. They have also confirmed that our indirectly owned subsidiary, CalciTech Synthetic Minerals Europe Ltd. (“CSME”), may arrange all financings for each Member State through a UK House Bank, thereby facilitating the due diligence process. The proposed locations are generally speaking in depressed areas and many are eligible for grants of varying amounts depending on the rating of the region.

During October 2010, we granted CSME an exclusive license for the European territory. Payment for this license was made by issuing 80,000,000 common shares with a par value of €0.10 in the company at a price of €0.80 per share to CSM. The license is for a period of 30 years with an option to extend. CSME remains a wholly-owned subsidiary of CSM.

Typically all projects will require equity investment of some 20% of CapEx. We are in discussions with London financial advisers with a view to raising, by way of an institutional private placement for CSME, equity funding and working capital to fund the initial projects for building. Industrial partners at the roll out stage in some projects will provide their share of funding for their equity participation. We are now seeking to raise funding of Euro 35 million in the UK market for our European licensee, CalciTech Synthetic Minerals Europe Ltd. (“CSME”). This would enable CSME, with the help of European Union grants, to build two commercial plants in mainland Europe producing circa 80,000 tonnes per annum of SCC and provide working capital until revenue earning.

CSME will operate entirely independently and which will allow us to concentrate on introducing SCC into other territories, initially the United States of America and certain developing territories. An independent Board of Directors has been appointed to conform with London Governance allowing CSME to be the exclusive operators in the European territory

Business Activity: Germany

In April 2003, we appointed GUSCO Handel as our sole sales representative to the paper and board industry in Germany for our SCC products: CalciLS and CalciSG.  GUSCO Handel is a subsidiary of family owned G. Schürfeld Group, founded in 1937 and is active as an accredited agency in the marketing and sales of forest products (pulp, paper, board and timber).  The broad experience of GUSCO Handel in the paper industry gained from its wide customer relations developed over many years, made them spot the unique growth opportunity presented by our SCC.

As part of our efforts to develop a market for our products in Germany, we built a small scale plant at Leuna, Germany on a large industrial and chemical site owned and managed by InfraLeuna GmbH, who also provided all the necessary utilities. We also retained the services of W S Atkins plc of Stockport, UK, as consulting engineers for our first large scale commercial plant based on 40,000 tonnes production per annum, which resulted in their production of an in-depth feasibility study and technical due diligence report. InfraLeuna allocated a site in the complex upon which it was agreed that we would build its first commercial plant and an agreement was negotiated for its purchase. This agreement was to be completed on the finalization of the project financing. It was also upon the advice of InfraLeuna that a local company, WUP Consulting GmbH & Co. KG, was engaged to carry out the building and environmental permitting application. In September 2007, the Company received all the permitting documents for the planned plant.

By the end of February 2004, we secured Letters of Intents (“LOI”) from various German companies in the paper industry for our SCC products: CalciLSTM and CalciSGTM.  The customers who have signed the LOIs are a cross section of major German companies in the paper industry.  Each customer has signed confidentiality agreements and tested, at their own expense, our SCC sample product in their manufacturing process. These LOIs are subject to a definitive agreement that is to be executed upon the completion of the 100,000 tonnes per annum plant in Leuna, Germany.

In 2006, a major Finnish contractor, part of a multi-national Austrian group, was engaged to complete the design and planning work on a larger first commercial plant capable of producing 100,000 tonnes per annum. This contractor is able to provide all the principle components from companies within its group.  All the additional design work has been carried out at the contractor's own cost.

However, as a result of global financial crisis and the difficulties in the banking sector in Germany, we were unable secure the endorsement of a House Bank in Germany of our application to secure a grant from the European Regional Structural Fund towards a 50% of the capital expenditure (CapEx) of our planned 100,000 tonnes per annum plant in Leuna, Germany, nor were we able to find a strategic partner on terms which we considered to be acceptable to our shareholders. As such, we have suspended the development of our 100,000 tonnes per annum plant in Leuna, Germany and focused our energy in the European market with the smaller circa 40,000 tonnes per annum plants. With the change in strategy, any large scale plant to be built in Germany has been deferred into the European roll-out program.  We are in the process of renegotiating the existing LOIs with the various German companies as well as negotiating new LOIs as part of the European roll-out program.

Business Activity: Spain

In September 2009, we signed a Letter of Intent with Calcinor SA of Spain. Calcinor is Spain’s largest producer of lime, which is the principal raw material for CalciTech’s Synthetic Calcium Carbonate (SCC). The objective is to build a plant at one of Calcinor’s sites.

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

Business Activity: Americas and Other Territories

In August 2002, we appointed Charles Kunesh, formerly research director of Specialty Minerals Inc. in America, to represent our program to identify suitable waste deposits for possible SCC manufacture.  This has led to a number of discussions and we announced in April 2003 an agreement to conduct feasibility studies for such a project with Carbide Industries LLC of Louisville, Kentucky.  We are not pursuing this project or any other North American project at the present time until commencement of our roll out program. With the management of CSME concentrating on the development of the European territory, this will allow us time to attend to this territory and others, including China and India.

Financing

We are currently financed through a loan facility, up to $3,000,000, from Epsom Asset Management Ltd (“Epsom”).  In September 2007, Epsom agreed to convert $2,001,000 of the balance due under the credit facility agreement into our Common Shares on the basis of one share for each $0.29 of note. This conversion resulted in the issue of 6,900,000 Common Shares. In addition, in December 2007, Epsom agreed to convert a further $1,259,697 of the balance due under the credit facility agreement into our Common Shares on the basis of one share for each $0.30 of note. This conversion resulted in the issue of 4,198,990 Common Shares. In December 2007, Epsom agreed to extend the credit facility to August 30, 2009. In the third quarter of 2008, Epsom agreed to a temporary increase of the facility to $5 million up to December 31, 2008 in the absence of any new fund raising by placement of Common Shares.  Epsom has extended the credit facility to August 30, 2012.

In addition, we had outstanding 6% convertible debenture notes, with a maturity date of December 31, 2009, which are only repayable in cash at our option. Holders of the debenture notes did not have such an option and may only convert into our Common Shares at a conversion price of $1.75 on the maturity date. This, therefore, had no effect on our liquidity.

During December 2008, all 6% convertible debenture holders with a value of $4,642,000 agreed to convert 50% of the capital with accrued interest to December 31, 2008, amounting to $2,526,000 into Common Shares of the Company at a price of $0.095 per share. The remaining debenture notes were extended until December 31, 2010 at an interest rate of 1.75% per annum, payable quarterly, with the right to convert into our Common Shares at $0.75 per share, amended from a conversion of $1.75 per share. We have the right, upon 10 days notice, without penalty, to repay all or any portion of the outstanding principal.

In December 2009, we authorized a new series of convertible debenture notes with an annual interest rate of 4% and a conversion rate of $0.40 per share for a period of two years from date of issue. All other terms and conditions are the same as the previous series of convertible notes. Epsom has converted $1,500 of its outstanding loan facility into these new notes.

In December 2010, Epsom agreed to convert $2,300 of its outstanding balance into $1,000 of the new series of 4% convertible debenture notes issued in 2009 and $1,300 into common shares of the Company at a price of $0.085 per share. This resulted in the issue of a further 15,294,118 of our Common Shares.

Revenue

During the fiscal year ended December 31, 2010 and the year ended December 31, 2009, we received revenues totalling $NIL and $NIL respectively from the sale of SCC samples. Only small sized samples are being sent out to potential customers for testing, especially in non-paper applications, for which it is customary not to charge clients. Please see the “Consolidated Statement of Comprehensive Income” and Item 3A, “Selected Financial Data”, and Item 5, “Operating and Financial Review and Prospects”, for more information.

Dependence on Customers and Suppliers

We are not dependent upon a single or a few customers or suppliers for revenues for our operations.

Project and Product Development

During the year ended December 31, 2007 and continuing through the fiscal year ended December 31, 2010, we moved out of the research and development stage and into the commercialization stage, and project and product development.  Accordingly, we no longer expense project and development expenses.  $1,406,000 spent in the year on project and product development appears on the Balance Sheet as an intangible asset.

We expensed $NIL on research and development in the year ended December 31, 2010 and $NIL in the year ended December 31, 2009.

Organizational Structure: The following is our organizational chart:

4C.           Property, Plant and Equipment

We hold a lease on our administrative service office facility in Switzerland, expiring in October 2010.  After October 2010, we intend to continue to locate our principal facility in Switzerland, but will reassess our need for future expansion to meet our business plan. CSME has temporary office facilities in Cheltenham, United Kingdom until its funding is completed and new offices are located.

We maintain a Synthetic Calcium Carbonate “SCC” small scale production plant at Leuna, Germany, through a branch office of CSME. This small plant has a maximum capacity of 800 tonnes per annum. A suitably equipped laboratory facility has also been installed adjacent to the plant, in the same building. No additional land or rental is involved. The small-scale plant will continue to produce samples, test materials, be used to design commercial plant size variants and for training pruposes.

Item 4A.                      Unresolved Comments

Not applicable.

Item 5.                      Operating and Financial Review and Prospects

Overview

We are currently in the process of commercialising our SCC based products. An important aspect of this commercialisation has been the building and commissioning of our small-scale production plant in Leuna, Germany. This small-scale plant was initially built for commercial purposes. It produces samples for all future plants, tests input materials from around the world and will provide the necessary training for staff to be employed on the future commercial plants. The small-scale plant has also been used in the design development of future commercial plants and has supported the development of a 100,000 tonnes per annum plant originally planned in Germany. However, as a result of the global financial crisis and difficulties in the banking sector in Germany, we were unable to secure financing for our planned 100,000 tonnes per annum plant. Currently, we have deferred the development of the planned 100,000 tonnes per annum plant in Germany, and through CMSE, looking to develop a number of circa 40,000 tonnes per annum plants throughout Europe

The Company, through CSME, is now planning a matrix of plants in Europe and has made presentations to the European Investment Bank (“EIB”) to confirm that such projects will qualify under its technological innovation program for financial support. The Company’s financial advisors are currently in negotiations with a number of UK banks, in the context of the EIB borrowing for funding of all European plants. CSME is now envisioning a number of circa 40,000 tonnes per annum plants and these could be in Germany, France, Spain, the Benelux or the United Kingdom.

We are also evaluating new product developments for new market applications and testing various feedstocks. It is intended that the small-scale plant, now operated through CSME,  will continue to test and trial all feed materials, and produce our sample material to support other projects in other regions.

We are currently financed through a loan facility, up to $3,000,000, from Epsom Asset Management Ltd. (“Epsom”). Epsom has extended the credit facility to August 30, 2011.  In addition, we have outstanding convertible debenture notes, with a maturity date of December 31, 2010, which are only repayable in cash at our option. These notes, with the agreement of the holders have been extended with a maturity date of December 31, 2012 on the same terms as before Holders of the debenture notes do not have such an option and may only convert into our Common Shares at a conversion price of $0.75 on the maturity date.  This, therefore, has no effect on our liquidity.

In December 2009, the Company authorized a new series of 4% convertible debenture notes with a conversion rate of $0.40 per share for a period of two years from date of issue. All other terms and conditions are the same as the previous series of convertible notes. Epsom has converted $1,500 of its outstanding loan facility into these new notes.

In December 2010, Epsom agreed to convert $2,300 of its outstanding balance into $1,000 of the new series of 4% convertible debenture notes issued in 2009 and $1,300 into common shares of the Company at a price of $0.085 per share. This resulted in the issue of a further 15,294,118 common shares.

Critical accounting policies

The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Going concern and future funding

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

Assets and liabilities are recorded on the basis that we will be able to realise our assets and discharge our liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments to the carrying values of assets and liabilities that might be necessary should we be unable to continue as a going concern.  In addition, the majority of our assets are intangible assets. Our ability to recover the carrying value of its intangible assets is dependent upon our ability to raise additional funds sufficient for the commercial exploitation of these assets. The financial statements do not include any adjustment that would result if our efforts to secure additional funding for the commercialisation of its intangible assets described above are not successful.

5A.           Operating Results

The following discussion and analysis relates to items that have affected our results of operations for the years ended December 31, 2010, December 31, 2009, and December 31, 2008.   The information contained in the table below should be read in conjunction with our consolidated financial statements and accompanying notes included in this Annual Report on Form 20-F.

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
OPERATING REVENUE	$NIL	$NIL	$NIL
COST OF REVENUES	$NIL	$NIL	$(37,000)
GROSS MARGIN	$NIL	$NIL	$(37,000)
Research and development expenses	$-0-	$-0-	$-0-
Project development expenses	$-0-	$-0-	$-0-
Product development expenses	$-0-	$-0-	$-0-
General and administrative expenses	$699,000	$965,000	$1,197,000
OPERATING LOSS	$(699,000)	$(965,000)	$(1,234,000)
NET LOSS BEFORE INCOME TAXES	$(869,000)	$(1,068,000)	$(2,025,000)
PROVISION FOR INCOME TAXES	$(1,000)	$(13,000)	($NIL)
NET LOSS	$(870,000)	$(1,081,000)	$(2,025,000)

December 31, 2010 compared to December 31, 2009.

Revenue.  We had revenues totalling $NIL for the year ended December 31, 2010 compared to $NIL for the year ended December 31, 2009. Only small sized samples are being sent out to potential customers for testing, especially in non-paper applications, for which it is customary not to charge clients.

Expenses.  Product development and project development costs remained at $NIL. Product development and project development expenditure of $1,406,000 (December 31, 2009: $1,127,000) was capitalised as an intangible asset. General Administrative expenditure decreased from $965,000 to $699,000.   Salaries and charges decreased from $346,000 to $168,000 and legal fees decreased from $70,000 to $23,000 during the year. These decreases were mainly due to tight budgetary controls. Interest charges have increased marginally from $103,000 to $142,000. Even though we are now firmly engaged in the commercialisation stage, project and product development continue but are recorded as Intangible Assets.

Net Loss.  The net loss in year ended December 31, 2010 decreased to $870,000.  In the year ended December 31, 2009 it was $1,081,000.

December 31, 2009 compared to December 31, 2008.

Revenue.  We had revenues totalling $NIL for the year ended December 31, 2009 compared to $NIL for the year ended December 31, 2008. Only small sized samples are being sent out to potential customers for testing, especially in non-paper applications, for which it is customary not to charge clients.

Expenses.  Product development and project development costs remained at $NIL. Product development and project development expenditure of $1,127,000 (December 31, 2008: $2,037,000) was capitalised as an intangible asset. General Administrative expenditure decreased from $1,197,000 to $965,000.   Professional and legal fees decreased from $355,000 to $106,000 and $113,000 to $70,000 respectively during the year. These decreases were mainly due to tight budgetary controls. Interest charges have decreased substantially from $791,000 to $103,000. This arose from re-negotiation of the Company’s credit facility and remaining debentures, as interest charges were reduced to 1.75% per annum. Even though we are now firmly engaged in the commercialisation stage, project and product development continue but are recorded as Intangible Assets.

Net Loss.  The net loss in year ended December 31, 2009 decreased to $1,081,000.  In the year ended December 31, 2008 it was $2,025,000.

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

5B.           Liquidity and Capital Resources

As of December 31, 2010, our working capital deficiency increased to $2,823,000 from the working capital deficiency of $577,000 on December 31, 2009. Cash deposits were down to $18,000 and current liabilities were up $2,181,000 on December 31, 2009.

As of December 31, 2009, our working capital deficiency decreased to $577,000 from the working capital deficiency of $744,000 on December 31, 2008. Cash deposits were down to $22,000 and current liabilities were down $239,000 on December 31, 2008.

As of December 31, 2008, our working capital deficiency decreased to $744,000 from the working capital deficiency of $1,000,000 on December 31, 2007. Cash deposits were down to $26,000 and current liabilities were down $398,000 on December 31, 2007.

We are partially financed through a credit facility from Epsom Asset Management Ltd. (“Epsom”). This credit facility was originally issued by Epsom Investment Services, N.V., but was assigned to Epsom Asset Management Ltd. in November 2008 following a reorganization of the Epsom Group. The credit facility agreement with Epsom to provide up to $5,000,000 was re-negotiated during February 2003 whereby the maximum amount of draw down was reduced to $2,500,000 with a reduction in interest charged to 7.5% per annum. Pursuant to an addendum to the credit facility agreement dated August 2006, effective as of February 2006 Epsom no longer has a right to convert outstanding balance into our Common Shares. The credit facility has been extended several times, and as of June 2009, the credit facility has been extended until August 31, 2012.

From time to time, the balance of this facility has been reduced by the mutually agreed conversion of the balance into our Common Shares, in order to provide on-going working capital. During February 2005, Epsom agreed to convert part of this facility into equity for $1,400,000. As at February 28, 2006, $213,000 of this facility had been drawn down. In September 2007, Epsom agreed to convert $2,001,000 of the balance due under the credit facility agreement into our Common Shares on the basis of one share for each $0.29 of note. This conversion resulted in the issue of 6,900,000 of our Common Shares.  In addition, in December 2007, Epsom agreed to convert a further $1,259,697 of the balance due under the credit facility agreement into our Common Shares on the basis of one share for each $0.30 of note. This conversion resulted in the issue of 4,198,990 of our Common Shares.  In December 2007, Epsom agreed to extend the credit facility to August 30, 2009. As at December 31, 2008, with the prior written consent of Epsom, the facility was temporarily extended by $2,936,000 (December 31, 2007: $1,630,000 available).  A restructuring of the debt in order to make available additional working capital was completed on June 2009. Epsom increased the credit facility to $3,000,000 and extended it until August 31, 2012.

In addition, we have outstanding convertible debenture notes. During December 2008, all 6% convertible debenture holders with a value of $4,642,000, agreed to convert 50% of the capital with accrued interest to December 31, 2008, amounting to $2,526,000 into our Common Shares at a price of $0.095 per share. The remaining debenture notes were extended until December 31, 2010 at an interest rate of 1.75% per annum, payable quarterly, with the right to convert into our Common Shares at $0.75 per share, amended from a conversion of $1.75 per share. We have the right, upon 10 days notice, without penalty, to repay all or any portion of the outstanding principal.

In December 2009, we authorized a new series of 4% convertible debenture notes with a conversion rate of $0.40 per share for a period of two years from date of issue. All other terms and conditions are the same as the previous series of convertible notes. Epsom converted $1,500,000 of its outstanding facility into these new notes.

In December 2010, Epsom agreed to convert $2,300,000 of its outstanding balance into $1,000,000 of the new series of 4% convertible debenture notes issued in 2009 and $1,300 into our Common Shares at a price of $0.085 per share. This resulted in the issue of a further 15,294,118 of our Common Shares.

Given the cash on hand of $18,000, together with working capital credit facility and the continuing control of expenses, we believe that we have sufficient working capital to maintain our administrative operations and obligations for the next 12 months. We have received assurances from the provider of this credit facility that it will continue to keep this credit facility available for this period. However, to implement out current business plan and develop commercial production of the SCC products, this credit facility would be insufficient and further funding would be required.  We will need additional capital to finance the development of the commercial plants.

We will need approximately Euro 35 million for our first full-scale plants.  The construction of these plants will be financed by a combination of grants from the European Structural fund for up to 50% of the capital expenditure, funding from the European Investment Bank and the remainder from arrangements made by the Company and by the Company’s house bank. Where state guarantees are also available these will be sought.

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

5C.           Research and Development, Patents and Licenses, etc.

We expensed $NIL in the year ended December 31, 2010 and $NIL in the year ended December 31, 2009 on research and development.

5D.           Trend Information

Revenue from the principal activity commenced for trial purposes since the year ended February 29, 2004.  At the present time, we have not generated any revenue from producing SCC on a commercial scale and have incurred substantial losses due to expenses associated with our close of past Trylene and Acetylene Gas businesses and research and development expenses.

5E.           Off Balance Sheet Arrangements

None.

5F.           Tabular Disclosure of Contractual Obligations

Contractual obligations for the fiscal year ended December 31, 2009 are disclosed as follows:

	Dec 31, 2010	Payments Due by Period
Contractual Obligations	Total	< 1 year		1-3 years		4-5 years		> 5 years
	$	$		$		$		$

Credit facility	1,121,000		0		1,121,000		0		0
Convertible debentures	0		0				0		0
Debenture Interest payable	0		0				0		0
Equipment leasing	0		0				0		0
Property rental	0		0		0		0		0

Total Contractual Cash Obligations	1,121,000		0		1,121,000		0		0

We categorized our contractual obligations based on the following:

Credit facility.  This is the balance on the credit facility with Epsom as at December 31, 2010.  It is not repayable until August 2012 and is therefore a non-current liability.  Under the original the credit facility agreement with Epsom, any outstanding balance due under the credit facility agreement can be converted in part or in whole into our Common Shares at any time at the option of the Epsom. The conversion price is equal to 80% of the trading price per share of our Common Share on the date such note was made or additional advances were made.  However, effective as of February 2006, the outstanding balance is no longer convertible into our Common Shares.

Convertible Debentures.  Debenture holders were offered and accepted new debentures with a maturity date of December 31, 2010, and falls into the 1-3 year(s) period.

Interest payable.  The interest payable on convertible debentures is due up to the date of maturity.

Property Rental.  During the year, a new building containing the Small Scale Production Plant and laboratory was leased in Leuna, Germany. The lease expires in September 2012.

Item 6.                      Directors, Senior Management and Employees

6A.           Directors, Senior Management

The following is a list of our directors and officers and a brief description of their business experience.  There are no family relationships between any officers and directors.

At our Annual General Meeting of Shareholders held on December 31, 2010 the Board of Directors were elected.

Name	Age	Positions Held	Period

Roger A. Leopard	69	Director President and Chief Executive Officer	June 2001-Present February 2000 – Present
John M. Smith	75	Director	August 1993 – Present

Howard Edmund Browning	67	Director	March 2005 – Present

Michael J.B. Brickell	70	Director	March 2010 – Present

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

6B.           Compensation

During our fiscal year ended December 31, 2010, we paid an aggregate of $264,000 in compensation to our directors and officers as a group for services in all capacities.  We did not make any payments for pension or retirement plans for officers and directors.

Directors’ Compensation

Directors, who are not our employees, are compensated by stock options and $1,000 for each board meeting attended, in addition to travel expenses.  Directors, who are also our officers, do not receive additional compensation for serving as Directors.

Executive Compensation

The following table sets forth the aggregate cash compensation paid for the past fiscal year for executive compensation:

SUMMARY COMPENSATION TABLE

		Annual Compensation		Awards		Long Term Compensation and Payouts
Securities
Name and	Fiscal	Cash	Other Annual	Restricted	Underlying	LTIP	All Other
Principal Position	Period	Compensation	Compensation	Stock	Options	Payouts	Compensation
		$	$	Award(s)	#	$	$

Roger A. Leopard	Dec 2010	237,600	Nil	Nil	1,250,000	Nil	Nil
C.E.O. & President

STOCK OPTIONS

On February 1, 2003, our board of directors approved our Stock Option Plan (the“Option Plan”), which was approved by our shareholders on February 24, 2004. The Option Plan offers selected employees, directors, officers, and consultants the opportunity to acquire our common shares, and serves to encourage such persons to remain employed by us and to attract new employees. As of December 31, 2010, 7,900,000 common shares have been granted. All previous grants of option-based awards are taken into account when considering new grants.

6C.           Board Practices

Our Directors serve a one-year term and are elected at the Annual General Meeting of Shareholders.  At the Annual General Meeting of Shareholders, held on December 31, 2010 the shareholders elected Messrs. Roger A. Leopard, Michael J.B. Brickell, John M. Smith, and Howard E. Browning as Directors.  Our officers are elected by the Board to serve at the pleasure of the Board.  We have no contracts with any of our Directors that provide for payments upon termination.

During the period ended December 31, 2010, Messrs. Brickell and Smith comprised the Audit Committee and Messrs Leopard and Browning comprised the Compensation Committee.  The primary functions of the Audit Committee are to review the scope and result of the audit performed by our independent accountants, our internal accounting controls, non-audit services performed by the independent accountants and the cost of accounting services.  The Compensation Committee reviews all compensation proposed for senior management and Board members.

6D.           Employees

Our subsidiary, CalciTech Group Services SA, has no full-time employees and no part-time employees located in Switzerland.  We have two (2) officers located in Switzerland: Mr. Leopard and Mr. Smith.   CalciTech Synthetic Minerals Europe Ltd. has three (3) full-time employees and no part-time employees located in Germany.  We and our other subsidiaries do not have employees.

6E.           Share Ownership

The following table sets forth the share ownership of our Officers and Directors as of date of June 30, 2011.

	Dec 31, 2010
	Number of
	Shares	Percent

Roger A. Leopard (non-beneficial)	1,468,125	0.73%
John M. Smith	225,668	0.11%
Howard Browning	0	0
Michael J.B. Brickell	250,000	0.12%

Mr. Leopard is a non-beneficiary of the above shares as they are owned by a trust in which he has no interest.

Stock Option Plan/Equity Incentive Plans

Our stock option plan is available for directors, officers, employees and strategic consultants. Options may be granted with the approval of the Board of Directors and are subject to the approval of the listing authority. All options must be exercised within 30-days of the optionee leaving us, otherwise they lapse.  Shareholders approved the plan and approve the directors’ authority to grant a certain number of options in their general meeting.

During the fiscal year ended December 31, 2010, we issued NIL share options. The Balance of outstanding options held by directors is shown in the table below:

Outstanding Options
Name	Shares Underlying Options	Exercise Price	Purchase Price, if any	Expiration Date

Roger A Leopard	750,000	$0.30	-	February 28, 2013
	500,000 500,000	$0.27 $0.095	- -	October 10, 2013 December 30, 2013

John M Smith	250,000	$0.37	-	February 25, 2013
	100,000	$0.27	-	October 10, 2013
	250,000	$0.095		December 30, 2013

Howard E Browning	250,000	$0.30		February 28, 2013
	250,000	$0.095		December 30, 2013

M.J.B. Brickell	250,000	$0.095		December 9, 2014

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

Based solely on the information contained in the Schedule 13G/A filed with the SEC on February 9, 2011, New Star Institutional Managers, Ltd., Family UT Asset Trust, Gregor Logan, Mark Beale, Ian Bettie, Timothy Bray, Keith Brown, Howard Covington, John Duffield, Anna Kirk, Richard Lewis, Rupert Francis James Henry Ruvigny, and Deborah Weeke, shared voting power over 6,338,000, which represents 3.15% of our outstanding Common Shares at December 31, 2010.

During November 2009, CalciTech was advised that a Schedule 13G has been filed by Envirinvest Ltd., reporting that it beneficially owns 12.16% of CalciTech’s Common Stock.  Envirinvest Ltd. is a European private investment fund with particular emphasis on environmental and sustainable technologies. They have been a shareholder and supporter of us since 2002 and substantially increased their stake in the 2009 restructuring of CalciTech previously announced.

As of December 31, 2010, there were 3,100 record holders of Common Shares in the United States representing approximately 85.1% of the total shareholders as reported to be held in the records of Computershare Trust Company, the Registrar and Transfer Agent for the Common Shares.

7B.           Related Party Transactions

The amount paid to our shareholders, directors and officers and their related companies for consulting and other services totaled $702,000 and $664,000 for the year ended December 31, 2010 and for the year ended December 31, 2009 respectively.

In the financial year ended December 31, 2010, this amount included $258,000 paid to directors and $426,000 paid to EuroHelvetia TrustCo S.A. In the financial year ended December 31, 2009, this amount included $259,000 paid to directors ($702,000 in the period ended December 31, 2008) and $222000 paid to EuroHelvetia TrustCo S.A. ($57,000 in the period ended December 31, 2008), who were contracted by us to act as our exclusive financial advisors.  EuroHelvetia charge their fees for work related to advice on private placements, fund raising and project finance.  Roger A. Leopard, our Chief Executive Officer and President, is also a director of EuroHelvetia TrustCo S.A.  EuroHelvetia also provides administration of Epsom.

The fees and services were approved by the independent directors.

7C.           Interest of Experts and Counsel.

Not Applicable.

Item 8.                      Financial Statements

8A.           Consolidated Statements and Other Financial Information

We have attached the following financial statements to this Annual Report:

•	Auditors’ Report.

•	Consolidated Statement of Financial Position as of December 31, 2010 and December 31, 2009.

•	Consolidated Statement of Comprehensive Income for the years ended December 31, 2010, December 31, 2009, and December 31, 2008.

•	Consolidated Statement of Shareholders’ (Deficit) Equity for the years ended December 31, 2010, December 31, 2009, and December 31, 2008.

•	Consolidated Statement of Cash Flows for the years ended December 31, 2010, December 31, 2009, and December 31, 2008.

•	Notes to Consolidated Financial Statements.

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

The high and low prices for our Common Shares expressed in United States dollars quoted on the OTC Bulletin Board for the last six (6) months, each quarter for the last two (2) fiscal years and annually for the last five (5) years are as follows:

	OTC Bulletin Board		OFEX
	US$	US$	UK£	UK£

Last Six Months	High	Low	High	Low
June 2011	$0.10	$0.07	N/A	N/A
May 2011	$0.10	$0.06	N/A	N/A
April 2011	$0.08	$0.05	N/A	N/A
March 2011	$0.08	$0.06	N/A	N/A
February 2011	$0.08	$0.06	N/A	N/A
January 2011	$0.08	$0.06	N/A	N/A

2010	High	Low	High	Low
4th Qtr ended December 31, 2010	$0.10	$0.05	N/A	N/A
3rd Qtr ended September 30, 2010	$0.10	$0.06	N/A	N/A
2nd Qtr ended June 30, 2010	$0.10	$0.06	N/A	N/A
1st Qtr ended March 31, 2010	$0.10	$0.05	N/A	N/A

2009	High	Low	High	Low
4th Qtr ended December 31, 2009	$0.10	$0.05	N/A	N/A
3rd Qtr ended September 30, 2009	$0.10	$0.08	N/A	N/A
2nd Qtr ended June 30, 2009	$0.10	$0.06	N/A	N/A
1st Qtr ended March 31, 2009	$0.12	$0.02	N/A	N/A

Period	High	Low	High	Low
2010 Annual	$0.10	$0.05	N/A	N/A
2009 Annual	$0.12	$0.02	N/A	N/A
2008 Annual	$0.29	$0.20	£0.15	£0.01
2007 Annual	$0.56	$0.16	£0.25	£0.11
2006 Annual (10 months)	$0.59	$0.18	£0.29	£0.13

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

Item 10.  Additional Information

10A.           Share Capital

Not Applicable.

10B.           Memorandum and Articles of Association

We were incorporated on November 9, 1978 in British Colombia, Canada.  On February 13, 1995, we filed a memorandum of continuance to reincorporate from British Colombia, Canada to Bermuda.  On September 11, 2000, we amended our Articles to change our name to CalciTech Ltd.

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

10C.           Material Contracts

Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated February 27, 1998.  On February 28, 1998, we entered into a credit facility agreement of up to $2,330,000 with Epsom Investment Services N.V. bearing interest at 8% per annum and a repayment date of 2000.  In November 2008, Epsom Investment Services, N.V., assigned the credit facility to Epsom Asset Management Ltd. (“Epsom”) following a reorganization of the Epsom Group. The credit facility has been amended several times over the years. Currently, the revolving 1.75% credit facility is for $3,000,000 of which $1,121,000 is owing as of December 31, 2010.  The credit facility is due on August 31, 2012.

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

As required by paragraph (b) of Rules 13a-15 or 15d-15 under the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”), our principal executive officer and principal financial officer evaluated our disclosure controls and procedures (as defined in rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report.  Based upon that evaluation, the CEO and CFO concluded that these disclosure controls and procedures were effective as of the end of the period covered by this annual report.  No significant changes were made in CalciTech’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

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

CalciTech management assessed the effectiveness of CalciTech’s internal control over financial reporting as of December 31, 2010 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework, Guidance for Smaller Public Companies. Based on this assessment, management believes that, as of December 31, 2010, CalciTech’s internal control over financial reporting was effective.

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

16C             Principal Accountant Fees And Services

The independent auditor for the fiscal years ended December 31, 2010, December 31, 2009 and December 31, 2008 was HW Fisher & Co.

Audit Fees

The aggregate fees billed by HW Fisher & Co for professional services rendered for the audit of our annual financial statements on Form 20-F for the fiscal year ended December 31, 2010 was $45,000.

The aggregate fees billed by HW Fisher & Co for professional services rendered for the audit of our annual financial statements on Form 20-F for the fiscal year ended December 31, 2009 was $50,000.

The aggregate fees billed by HW Fisher & Co for professional services rendered for the audit of our annual financial statements on Form 20-F for the fiscal year ended December 31, 2008 was $53,250.

Audit-Related Fees

The aggregate fees billed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of our financial statements for the year ended December 31, 2010 was $NIL, December 31, 2009 was $NIL and December 31, 2008 was $ NIL

Tax Fees

The aggregate fees billed for tax compliance, tax advice and tax planning rendered by our independent auditors for the fiscal year ended December 31, 2010 was $NIL, December 31, 2009 was $NIL, and December 31, 2008 was $NIL.

All Other Fees

The aggregate fees billed for all other professional services rendered by our independent auditors for the fiscal year ended December 31, 2010 was $NIL, December 31, 2009 was $NIL, and December 31, 2008 was $NIL.

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

16E             Purchases Of Equity Securities By The Issuer And Affiliated Purchasers

None.

Part III

Item 17.  Financial Statements

The following Financial Statements pertaining to us are filed as part of this Annual report:

•	Auditors’ Report.

•	Consolidated Statement of Financial Position as of December 31, 2010 and December 31, 2009.

•	Consolidated Statement of Comprehensive Income for the years ended December 31, 2010, December 31, 2009, and December 31, 2008.

•	Consolidated Statement of Shareholders’ (Deficit) Equity for the years ended December 31, 2010, December 31, 2009, and December 31, 2008.

•	Consolidated Statement of Cash Flows for the years ended December 31, 2010, December 31, 2009, and December 31, 2008.

•	Notes to Consolidated Financial Statements.

Item 18.  Financial Statements

See Item 17.

Item 19.  Exhibits

Exhibit No.                      Name

1.1	Articles of Kemgas Ltd. (1)

1.2	Altered Memorandum of Kemgas. (1)

1.3	Altered Memorandum of Kemgas, dated July 29, 1994 (2)

1.4	Certificate of Continuance to Bermuda, dated February 13, 1995 (2)

1.5	Bye-Laws of Kemgas, as adopted June 1995 (2)

1.6	Certificate of Incorporation on Change of Name dated September 11, 2000 (3)

1.7	Certificate of Deposit of Memorandum of Increase of Share Capital, dated January 5, 2010 (6)

4.1	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated February 28, 2005 (4)

4.2	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated April 2006 (5)

4.3	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated August 15, 2006 (5)

4.4	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated February 25, 2009 (6)

4.5	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated March 31, 2010 (6)

4.6	Form of 5% Convertible Debenture due February 28, 2005 (4)

4.6	Form of Addendum to 5% Convertible Debenture Due February 28, 2005 (4)

8.1	List of Subsidiaries (4)

12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act*

12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act*

13.1	Certification under Section 1350*

____________________________________________
*              To be filed herewith
(1)	Previously filed with Registration Statement on Form 20-F under the Securities Exchange Act of 1934 on June 29, 1992.
(2)	Previously filed with the Form 20-F submitted for the fiscal year ended February 28, 1997.
(3)	Previously filed with the Form 20-F submitted for the fiscal year ended February 29, 2000.
(4)	Previously filed with the Form 20-F submitted for the fiscal year ended February 28, 2005.
(5)	Previously filed with the Form 20-F submitted for the fiscal year ended February 28, 2006.
(6)	Previously filed with the Form 20-F submitted for the fiscal year ended December 31, 2009.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

DATED: July 8, 2011	CALCITECH LTD.

	By:	/s/ Roger A. Leopard
Roger A. Leopard
President and Chief Executive Officer

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

Report of Independent Auditors
CalciTech Ltd

To the shareholders and board of directors of CalciTech Ltd

We have audited the accompanying consolidated balance sheet of CalciTech Ltd as of December 31, 2010, and December 31, 2009, the related consolidated statement of operations, shareholders' equity (deficiency), and cash flows for the three years ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CalciTech Ltd as of December 31, 2010 and December 31, 2009 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Uncertainty over carrying value of the Intangible assets
As disclosed in note 2.1 the ability of the Group to recover the carrying value of the intangible assets is dependent upon the Group’s ability to raise sufficient funds to build the production plants required for the commercial exploitation of its intangible assets. The Directors have commenced discussions to secure the appropriate funding. The Directors remain confident that they will secure the appropriate funding to commercially exploit the intangible assets. However as of this date, such funding has not been secured and therefore there is a significant possibility that commercialisation cannot proceed and that ultimately the intangible assets may not recover the amounts at which they are stated in the financial statements. These conditions along with other matters explained in the financial statements indicate the existence of a material uncertainty which may cast significant doubt on the carrying value of the intangible assets of the Group. The financial statements do not include any adjustments that would result if the Group was unable to secure the appropriate funding for the commercial utilisation of the intangible assets.

Going concern
As disclosed in note 2.1 to the financial statements, the Group has incurred losses and negative cash flows from operations for the years ended 31 December 2010, 31 December 2009 and 31 December 2008. These matters raise doubt about the ability of the Group to continue as a going concern. Management plans in regards to these matters are described in Note 2.1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ H. W. Fisher & Company
H. W. Fisher & Company
Chartered Accountants
Acre House
11-15 William Road
London
NW1 3ER
United Kingdom

CALCITECH LTD
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As of December 31, 2010, December 31, 2009 and December 31, 2008
(amounts in thousands of US dollars, except per share data)

		Year to	Year to	Year to
ASSETS	Notes	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008
		$	$	$
Current assets
Cash and cash equivalents	2.6	18	22	26
Receivables, prepaid expenses
and other current assets	3	104	165	233

Total current assets		122	187	259

Non-current assets
Property, plant and equipment, net	4	1,019	1,023	1,029
Intangible assets	2.8 and 5	8,471	6,996	5,869

Total non-current assets		9,490	8,019	6,898

TOTAL ASSETS		$9,612	$8,206	$7,157

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As of December 31, 2010, December 31, 2009 and December 31, 2008
 (amounts in thousands of US dollars, except per share data)
The accompanying notes are an integral part of the consolidated financial statements

LIABILITIES & SHAREHOLDERS' EQUITY		year to	year to	year to
	Notes	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008
		$	$	$
Current liabilities
Trade and other payables		384	498	534
Accruals		178	168	353
Tax provisions	2.13	0	13	0
Hire Purchase Agreement - current portion	7	0	85	85
Deferred income - current portion		0	0	31
Convertible debenture notes	2.15 and 8	2,383	0	0

Total Current Liabilities		$2,945	$764	$1,003

Non Current Liabilities
Credit facility	6	1,121	797	5,436
Deferred income - non-current portion		0	0	109
Convertible debenture notes	2.15 and 8	0	1,409	0

Total Non Current Liabilities		$1,121	$2,206	$5,545

Total liabilities		$4,066	$2,970	$6,548

Commitments and Contingencies

Shareholders' Equity	9
Common stock, Cdn $ 0.001 par value;
300,000,000 shares authorised; issued & fully paid
200,933,204 at December 31, 2010,
(185,639,086 at December 31, 2009)
(126,588,812 at December 31, 2008)		1,899	1,898	1,846
Share premium, holders' options outstanding
on credit facility and contribution surplus		49,731	48,652	43,165
Convertible debentures – equity component	8	2,465	2,412	2,321
Accumulated deficit during the development stage		(48,344)	(47,474)	(46,393)
Cumulative foreign currency translation adjustments		(205)	(252)	(330)

Total Shareholders' Equity		5,546	5,236	609

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY		$9,612	$8,206	$7,157

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the year ended December 31, 2010,
the year ended December 31, 2009,
and the year ended December 31, 2008,
(amounts in thousands of US dollars, except per share data)

		year to	Year to	year to
	Notes	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008
		$	$	$

Revenues	2.19	0	0	0
Cost of revenues		0	0	(37)

Gross profit		0	0	(37)

General and administrative expenses	14	699	965	1,197

Operating loss		(699)	(965)	(1,234)

Interest on convertible debenture		(28)	0	0
Interest expense	14	(142)	(103)	(791)
Loss before income taxes		(869)	(1,068)	(2,025)

Provision for income taxes	2.13	(1)	(13)	0
Net Loss		$(870)	$(1,081)	$(2,025)

Other Comprehensive Income
Exchange differences on translation foreign operations	2.5	$47	78	163

TOTAL COMPREHENSIVE INCOME		(823)	(1,003)	(1,862)

Net loss per share:
Basic		$(0.004)	$(0.007)	$(0.019)

Shares used in net loss per share calculation:
Basic		185,639,086	150,858,348	99,998,665

Please refer to note 12 for details of related party transactions.
The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD
CONSOLIDATED STATEMENT OF SHAREHOLDERS' (DEFICIT) EQUITY
For the year ended December 31, 2010,
the year ended December 31, 2009,
and the year ended December 31, 2008
(amounts in thousands of US dollars except number of shares)

	Note	Common stock		Share premium, holders' option outstanding and contributed surplus	Convertible debentures – equity component	Accumulated deficit during development stage	Cumulative foreign currency translation adjustments	Total consolidated shareholders' (deficit) equity
		Shares	$	$	$	$	$	$

Balances, December 31, 2007		99,998,665	1,824	40,661	4,642	(44,368)	(493)	2,266

Net loss						(2,025)	163	(1,862)
Issuance of common stock on conversion
of credit facility and convertible debentures		26,590,147	22	2,504	(2,321)			205

Balances, December 31, 2008		126,588,812	1,846	43,165	2,321	(46,393)	(330)	609

Net loss						(1,081)	78	(1,003)
Issuance of common stock on conversion of credit facility		59,050,274	52	5,557				5,609
Placing Fees				(70)				(70)
Convertible Debentures: equity component					91			91

Balances, December 31, 2009		185,639,086	1,898	48,652	2,412	(47,474)	(252)	5,236

Net loss						(870)	47	(823)
Issuance of common stock on conversion
of credit facility and creditors		15,294,118	1	1,299				1,300
Placing Fees				(220)				(220)
Convertible Debentures: equity component					53			53

Balances, December 31, 2010		200,933,204	1,899	49,731	2,465	(48,344)	(205)	5,546

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD
CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended December 31, 2010,
the year ended December 31, 2009,
 and the year ended December 31, 2008
(amounts in thousands of US dollars)

	year to	year to	year to
	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008
	$	$	$

Cash flows from operating activities
Net loss	(870)	(1,081)	(2,025)
Adjustments for:
Loss on disposal of fixed assets	0	36	0
Depreciation and amortization	4	12	131
Operating loss before working capital changes	(866)	(1,033)	(1,894)

Changes in working capital:
Receivables, prepayments & current assets	60	68	51
Accounts payable, accruals and provisions	(202)	(239)	(211)

Net cash used in operating activities	(1,008)	(1,204)	(2,054)

Cash flows from investing activities in:
Purchase of property, plant and equipment	0	(23)	(33)
Plant pre-financing, project & product development	(1,406)	(1,127)	(1,893)
Patents	(69)	(19)	(55)

Net cash used in investing activities	(1,475)	(1,169)	(1,981)

Cash flows from financing activities:
Repayment of other loans	0	(109)	(138)
Repayment from sale and leaseback	0	0	(92)
Proceeds from credit facility	324	(4,639)	3,806
Proceeds from convertible note	1,108	1,500	0
Proceeds from conversion	1,000	5,539	205

Net cash provided by financing activities	2,432	2,291	3,781

Effect of exchange rate changes on cash
and cash equivalents	47	78	163

Net decrease in cash & cash equivalents	(4)	(4)	(91)
Cash and cash equivalents, beginning of year	22	26	117

Cash and cash equivalents, end of year	$18	$22	$26

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2010     (amounts in thousands of US dollars, except share data)

1. BUSINESS OF THE COMPANY

CalciTech Ltd (the "Company") is incorporated in the jurisdiction of Bermuda. Starting from the production of acetylene from which revenues were generated until 1997, the Company changed its business model to concentrate on the production of precipitated calcium carbonate (PCC). PCC is a white pigment, which can only be produced from pure, white limestone deposits and is currently mainly used in filling and, to a lesser extent, in other industrial applications. After an extended period of development, a PCC technology, substantially different from the existing technology was discovered and patented. The Company’s technology to produce Synthetic Calcium Carbonate (“SCC”) can utilise most grades of lime, including low quality lime or industrial waste lime such as carbide lime and paper sludge ash. SCC can be applied in a wide variety of industrial applications including paper, polymers, paints, foods and pharmaceuticals.

The Company has been in the development stage since 2000 and revenue from the principal activity commenced for trial purposes in the year ended February 29, 2004. In 2006, the Company changed its accounting year-end to December 31 partly to recognise the move from the development stage to the commercialisation stage. New patents have extended the range of waste products, which can be utilized. Extensive project development and marketing, on a worldwide basis, has taken place. However, the main thrust during the year has been focused on Europe where the Company expects to develop its products in a number of industry applications and build its first plants to produce the offtake required.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Going concern and future funding

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

The Company is in the commercialisation stage and has a growing portfolio of defined products for which samples are being produced and tested by many potential customers in a range of industrial applications. The Company has completed a number of feasibility studies, some with potential industrial partners, for the construction of plants to produce SCC and continues to seek out new projects. An additional patent was filed during 2009 and extends the life of its original patent. Up to December 31, 2010, cumulative losses were $48,344.

A working capital facility has been available from Epsom Asset Management Ltd. (“EAM”) since February 1998. From time to time, the balance of this facility has been reduced by the mutually agreed conversion of the balance or part thereof into the common stock and debentures of the Company, in order to provide on-going working capital. A restructuring of the debt in order to make available additional working capital was completed in early 2009. The EAM working capital credit facility of $3,000 is available and has been extended until August 31, 2012. As at December 31, 2010, the balance available on the credit facility was $1,879.

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2010     (amounts in thousands of US dollars, except share data)

During 2007, debentures with a value of $4,642 were re-negotiated by their retirement against the issue of new 6% debentures with a value of $4,642 to December 31, 2009.  In December 2008, following negotiations with the debenture holders, an agreement was reached whereby all the debenture holders agreed to convert 50% of their notes, plus accrued interest to December 31, 2008, into common shares of the Company at a price of $0.095 per share. The notes were further amended with an interest rate of 1.75% and a new conversion price of $0.75 per share. These notes were also extended until December 31, 2011.

In December 2009, the Company authorised a new series of convertible debenture notes with an annual interest rate of 4% and a conversion rate of $0.40 per share for a period of two years from date of issue. All other terms and conditions are the same as the previous series of convertible notes. EAM has agreed to convert $1,500 of its outstanding facility into these new notes.  In December 2010, EAM agreed to convert an additional $1,000 in these notes.

Management believes that given the cash and cash equivalents of $18 together with its working capital credit facility from EAM and assuming their willingness to convert outstanding facility balances into loan notes or shares, and the continuing control of expenses, the Company has sufficient working capital to meet its obligations up to the next 12 months following the date of the approval of these financial statements.

However, this EAM credit facility is not sufficient to enable the Company to commence the building of commercial plants and further funding would be required. The financial statements and capitalisation of project and product development costs are based on the Directors assumption that such funds could be secured. The Company is exploring a variety of financing options and is working with a number of financial institutions, subject to market conditions, to secure the necessary funding.

The Company is in the process of finalizing plans to build on its first full scale SCC plants in Europe. Construction is dependent on availability of funds through financing.  As part of its effort to develop the plant in Europe, the Company transferred its business undertaking for Europe under the grant of a license to its indirectly wholly-owned subsidiary, CalciTech Synthetic Minerals Europe Ltd. ("CSME"), recently established in the United Kingdom. The European projected business has been independently valued at €64 million based on the Directors’ financial projections and the consideration was satisfied by the issue of 80 million shares of CSME to CalciTech Synthetic Minerals Ltd., our wholly-owned subsidiary, at a price of €0.80 per share. This transaction incorporates CalciTech Synthetic Minerals Ltd extending an exclusive license of the Company’s SCC technology to CSME for Europe. The license is for a period of 30 years with a royalty payable of 5% of net revenues earned. CSME has an independent UK Board of Directors and senior management and will operate independently within Europe.

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2010     (amounts in thousands of US dollars, except share data)

The Company, through CSME, is now planning a matrix of plants in Europe and has made presentations to the European Investment Bank (“EIB”) to confirm that such projects will qualify under its technological innovation program and other programs for financial support. The Company’s financial advisors are currently in negotiations with a number of UK banks, in the context of the EIB borrowing and funding for all European plants. The Company expects European Union grants, in varying amounts, to be available on a number of its prospective plants in the planning stage.

In addition, as part of our fund raising strategy and depending on the market conditions, the Company is considering a listing on the AIM market of the London Stock Exchange to raise the capital necessary to implement its businesses plan of developing a series of plants throughout Europe.  The Company is in preliminary discussions with various Nominated Advisors (“Nomads”) for such listing efforts. However, any such listing will be subject to market conditions and our ability to raise the funds necessary to implement our near goal business plan of developing commercial plants in Europe.

At the same time, the Company is also exploring other markets outside of Europe for its commercial plants. For example, the Company may seek to enter the market in China by seeking additional funds or cooperate with local commercial partners. Under this type of arrangement, an investor or commercial partner may invest in a specific commercial plant and receive a negotiated interest in that specific commercial plant.

Assets and liabilities are recorded on the basis that the Company will be able to realise its assets and discharge its liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments to the carrying values of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.  In addition, the majority of the Company’s assets are intangible assets as more specifically described in note 5. The Company’s ability to recover the carrying value of its intangible assets is dependent upon the Company’s ability to raise additional funds sufficient for the commercial exploitation of these assets. The financial statements do not include any adjustment that would result if the Company’s efforts to secure additional funding for the commercialisation of its intangible assets described above are not successful.

2.2 Basis of presentation

The consolidated financial statements are prepared under the historical cost convention and they are also presented in accordance with International Financial Reporting Standards (“IFRS”).

2.3 Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries made up to December, 31 2010. The results of subsidiaries sold or acquired are included in the consolidated statement of comprehensive income up to, or from the date control passes. Intercompany balances and transactions have been eliminated fully on consolidation.

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2010     (amounts in thousands of US dollars, except share data)

2.4 Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Where estimates and assumptions have been used, these are stated in the relevant accounting policy note.

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

	year to	year to	year to
	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008
	$	$	$

Unrealised gain / (loss) on currencies	(51)	88	(146)

Change in foreign currency adjustments	47	78	163

Exchange Gain	$(4)	$166	$17

2.6 Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2010     (amounts in thousands of US dollars, except share data)

2.7 Property, plant and equipment

Property, plant and equipment are stated at historical cost and are depreciated on a straight-line basis over their estimated useful lives:

Plant and equipment	5 to 10 years
Office furniture and equipment	3 to 8 years

Asset residual values and useful lives are reviewed and adjusted if appropriate at the end of each year. The asset carrying amounts are written down to recoverable amount if greater. Maintenance and repairs are charged to expenses when incurred. When an asset is not in use due to its dismantling and relocation, depreciation is not charged until it is back in use unless its useful life has been impaired during the period of its inactivity. Gains and losses on sale are equal to the proceeds less the carrying amount and are taken to the statement of comprehensive income.

2.8 Intangible Assets

Expenditure on intangible assets (Product Development, Project Development, Commercial Plant pre-financing costs and Patents) will be capitalised and amortised against production and sales of SCC. Legal expenditure for the protection of technology developed by the Group is recognised as an expense in the statement of comprehensive income, as incurred, except when additional future economic benefits can be attributed to such protection at closing date. The intangible assets are not amortised because the Group is not yet utilising them on a commercial level. Amortisation will begin upon the commencement of commercial production. Management regularly reviews the intangible assets to consider their carrying value and whether there is any impairment in light of the project or product development.

The recoverability of the carrying value of intangible assets is based upon Directors assumptions that sufficient funds can be raised to commence commercial production.

2.9 Research and development

Research and development costs are expensed as incurred, except for Project Development and Product Development costs, which are deferred as intangible assets if the Group can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	the intention to complete the intangible asset and use or sell it;

•	its ability to use or see the intangible asset;

•
how the intangible asset will generate probable future economic benefits. Among other things, the entity can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2010     (amounts in thousands of US dollars, except share data)

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset;

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Deferred Project Development costs of $4,699, Product Development costs of $1,393, and Patents of $435 are recorded at cost, which include:

•	expenditure on materials and services used or consumed in generating the intangible asset;

•	the salaries, wages and other employment related costs of personnel directly engaged in generating the asset, and

•	any expenditure that is directly attributable to generating the asset, such as the amortisation of patents used to generate the asset.

Any costs capitalised are amortised on a straight-line basis over the period of expected future benefit.

The intangible assets of Project Development and Product Development are not yet being amortised as full commercialisation has not yet commenced.

2.10  Patents

The costs incurred in establishing patents are either expensed or capitalised in accordance with corresponding treatment of the development expenditure for the product to which they relate.

When full-scale production plants are producing revenues, patents will be amortised on a straight-line basis over the remaining life of the patent.

2.11 Net loss per common share

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

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2010     (amounts in thousands of US dollars, except share data)

2.12 Fair value of financial instruments

Carrying amounts of the Group's financial instruments including cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to their short maturities, based on borrowing rates currently available to the Company. This would include convertible debentures where the fair value of the conversion option is recognised under shareholders’ equity.

2.13 Deferred and current taxation

Current tax is that payable to the Swiss Tax Authorities on profits generated by the Company’s administrative headquarter company, CalciTech Group Services S.A.

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are recorded for deferred tax assets that are not more likely than not to be realised.

Deferred tax assets are recognised only to the extent that future taxable profit will be available such that realisation of the related tax benefit is more likely than not.

2.14 Stock options

The Company has a stock option plan, which allows stock options to be issued up to 10% of the Company’s issued share capital. The Company has applied the requirements of IFRS 2 “Share-based payment”. The Company accounts for employee and non-employee share-based compensation awards based on their fair value in accordance with IFRS 2 “Share-based payment”. The cost of granting share options and other share-based remuneration is recognised through the statement of comprehensive income where the options have vested.

2.15 Convertible debt

Convertible debt – at the option of the Company

On issue of convertible debentures where conversion is at the Company’s option, the fair value of the conversion element is determined. This amount is recognised in shareholders' equity. The obligation to make future payments of principal and interest to the holder of the option is calculated using a deemed market interest rate for an equivalent non-convertible debt. The obligation to make future payments of interest is carried as a liability until extinguished on conversion or payment.

Convertible debt – at the option of the holder

Compound financial instruments issued by the Company comprise convertible notes that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value.

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2010     (amounts in thousands of US dollars, except share data)

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially at the difference between the fair value of the compound instrument as a whole and the fair value of the liability component.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortised cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition except on conversion or expiry.

2.16 Modification of debt instruments

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

If a modification or an exchange of debt instruments represents a settlement, the Company calculates a loss or gain that is charged, or credited, to income when settlement occurs. This loss or gain is the difference between the fair value of the new debt instrument and the carrying amount of the original debt instrument, together with all unamortised debits or credits related to the original debt instrument.

If a modification or exchange of debt instruments does not represent a settlement but, instead, is merely a renegotiation of a debt instrument, all existing deferred debits and credits related to the original debt instrument are maintained and are amortised over the remaining term of the renegotiated debt.

2.17 Government grants

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
Year ended December 31, 2010     (amounts in thousands of US dollars, except share data)

Grants for the acquisition of assets and development activities that are capitalised are set off against the cost price of the assets for which grants are awarded.

2.18 Leases

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

2.19 Revenue recognition

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

2.20 Borrowing costs

All borrowing costs are recognised in the consolidated statement of operations in the period in which they are incurred.

2.21 Inventories

Inventories are stated at the lower of cost and net realisable value. The Company has no inventory at present but will apply the First In First Out (FIFO) method when this arises.

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2010     (amounts in thousands of US dollars, except share data)

3. RECEIVABLES, PREPAID EXPENSES AND OTHER CURRENT ASSETS

Receivables, prepaid expenses and other current assets consist of the following:

	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008
	$	$	$
Accounts receivable	0	0	195
VAT receivable	2	17	7
Deposits	34	30	16
Prepaid expenses	68	118	15
Total	$104	$165	$233

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

	Computer Equipment	Building, Plant & Equipment	Commercial Plant Pre-financing	Office Furniture & Equipment	Total
	$	$		$	$

Balance at December 31, 2009	1	446	558	18	1,023
Additions	0	0	0	0	0
Disposals	0	0	0	0	0
Depreciation during year	(1)	0	0	(3)	(4)
Foreign Currency Adjustments	0	0	0	0	0

Balance at December 31, 2010	$0	446	558	15	1,019

Gross Amount	40	991	558	22	1,611
Accumulated Depreciation	(40)	(545)	0	(7)	(592)

Balance at December 31, 2010	$0	446	558	15	1,019

For the year ended December 31, 2010, the year ended December 31, 2009, and the year ended December 31, 2008, depreciation expense totalled $4, $12 and $132 respectively. The commercial plant pre-financing costs have been reclassified and transferred to intangible assets to reflect the true nature of this asset.

During the year ended December 31, 2010 and 2009, the small-scale production plant was dismantled and moved to a new facility in Germany. As at December 31, 2010, it had not been re-assembled nor been in use due to on-going work to improve the new facility. There has been no impairment of its value due to its non use. As a result no depreciation charge has been made for this period.

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2010     (amounts in thousands of US dollars, except share data)

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

As of December 31, 2010, in connection with building, plant and equipment the future minimum lease payments under non-cancellable finance leases was $NIL.

5. INTANGIBLE ASSETS

Intangible Assets can be summarised as following:

	Project Development	Product Development	Commercial Plant Pre-financing	Patents	Total
	$	$	$	$	$

Balance at December 31, 2009	3,595	1,091	1,944	366	6,996
Reclassification	0	0	0	0	0
Additions	1,104	302	0	69	1,475
Disposals	0	0	0	0	0

Balance at December 31, 2010	$4,699	1,393	1,944	435	8,471

Gross Amount	4,699	1,393	1,944	435	8,471
Accumulated Amortisation	0	0	0	0	0

Balance at December 31, 2010	$4,699	1,393	1,944	435	8,471

For the year ended December 31, 2010, the year ended December 31, 2009 and the year ended December 31, 2008, amortisation expense totaled $NIL, $NIL and  $NIL respectively.  When full-scale production plants are producing revenues, patents will be amortised on a straight-line basis over the remaining life of the patent.

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2010     (amounts in thousands of US dollars, except share data)

6. CREDIT FACILITY AGREEMENT

Since February 28, 1998 the Company has had available a credit facility with EAM. From time to time, the balance due payable under the facility has been reduced, by mutually agreed conversions of the debt into the common stock and debentures of the Company. A restructuring of the debt in order to make available additional working capital was completed in early 2009. During February 2009, EAM agreed to convert the full amount of the credit facility as at December 31, 2008, amounting to $5,436, at a price of $0.095 per share. The credit facility was increased to $3,000 with a reduced interest rate of 1.75% per annum. The conversion of the aforementioned EAM facility and creditors resulted in the issue of 59,050,274 common shares.

As part of the restructuring, the original charge agreement with Epsom Investment Services N.V. was assigned, by mutual consent to EAM providing the first charge over the intellectual property rights, collateralised by 100% of the issued share capital of CalciTech Synthetic Minerals Ltd. with the new facility.

In December 2009, EAM agreed to convert $1,500 of its credit facility into a new series of convertible debenture notes and to extend the facility of $3,000 to 31st August 2011.

In December 2010, Epsom agreed to convert a further $1,300 of the balance due on the credit facility agreement into common stock of the Company on the mutually agreed basis of one share for each $0.085 of note. This conversion resulted in the issue of 15,294,118 common shares. In addition, EAM agreed to convert a further $1,000 into the series of convertible notes created in December 2009 on the same basis and to extend the facility of $3,000 to 31st August 2012.

The credit facility is presented as follows:
	year to	year to	year to
	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008
	$	$	$
Face value of note issued during the year	2,538	2,241	3,629

Interest expense	86	56	177
Conversion of note into common shares	(1,300)	(5,436)	0
Convertible debenture notes	(1,000)	(1,500)	0

	324	(4,639)	3,806

Non-current liability at beginning of period	797	5,436	1,630

Non-current liability at end of period	$1,121	$797	$5,436

Effective interest rate at period end	1.75%	1.75%	8.50%

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2010     (amounts in thousands of US dollars, except share data)

7. OTHER LOANS

Other loans are as follows:

	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008
	$	$	$

Finance lease	0	85	85

Total loans	$0	$85	$85

Falling due split:
Amounts due within one year
Finance lease	0	85	85

Total amounts due within one year	0	85	85

Balance at the end of the year	$0	$85	$85

8. CONVERTIBLE DEBENTURE

The value of the convertible loans, created in the year ended December 31, 2009, at the balance sheet date have been determined in accordance with IAS 32 “Financial Instruments Presentation”, as described more fully in Note 2.15. IAS 32 requires the separate recognition of the debt and equity components of the amounts received, with equity components shown directly in equity reserves.

	Dec 31, 2010	Dec 31, 2009
	$	$
Convertible loans	2,383	1,409

Total loans	$2,383	$1,409

Loan maturity analysis:
Less than one year	2,383
Between one and two years		1,409

Balance at the end of the year	$2,383	$1,409

The fair value of the liability component was calculated using a market interest rate for an equivalent non-convertible loan. The residual amount, representing the value of the equity conversion option, is included in Equity Reserves.

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2010     (amounts in thousands of US dollars, except share data)

The convertible loan recognised in the balance sheet is calculated as follows:
	Dec 31, 2010	Dec 31, 2009
	$	$
Face value of convertible loan issued	4,821	3,821
Equity component	(2,465)	(2,412)
Liability component on initial recognition	$2,356	$1,409

Interest expense in prior years	-	-
Interest expense in current year	87	-
Interest paid	(60)	-
Liability component carried forward	$2,383	$1,409

Disclosed in liabilities due in less than one year	$2,383	$-

Disclosed in liabilities due in more than one year	$-	$1,409

The Convertible Loan Notes are convertible into 6,250,000 Ordinary Shares. Any note holder is entitled to convert their proportion into Ordinary Shares or be repaid in cash at the Repayment Date. The Repayment Date is December 31, 2011.

The Company agreed to pay the Loan Note Holder interest of $200 in consideration of this agreement.

The Balance Sheet as at December 31, 2009 has been amended to reflect the correct treatment of the equity element of the convertible debenture in that year.

9. SHAREHOLDERS' EQUITY

The Company has ordinary common shares with the par value of $ 0.001. There are no restrictions on the distribution of dividends and repayment of capital.

9.1 Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

9.2 Convertible debentures

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

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2010     (amounts in thousands of US dollars, except share data)

During December 2008, all 6% convertible debenture holders with a value of $4,642, agreed to convert 50% of the capital with accrued interest to December 31, 2008, amounting to $2,526 into common shares of the Company at a price of $0.095 per share. The remaining debenture notes were extended until December 31, 2010 at an interest rate of 1.75% per annum, payable quarterly, with the right to convert into common shares of the Company at $0.75 per share, amended from a conversion of $1.75 per share. The Company has the right, but not the obligation, upon 10 days notice, without penalty, to repay all or any portion of the outstanding principal. These debentures have been classified as equity as there is no contractual obligation to deliver cash and the contract will be settled by the Company delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash. During December 2010, these debentures were extended until December 31, 2012 with unchanged terms and interest rate.

In December 2009, the Company authorised $5,000 in a new series of convertible debenture notes with an annual interest rate of 4% payable quarterly in arrears. These notes, with a two year maturity date, are convertible into ordinary shares of the Company at $0.40 per share. All other terms and conditions remain the same as those of the existing series of debentures.

The equity element can be summarised as follows:

	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008
	$	$	$
Principal amount of debentures at issuance	2,465	2,412	4,642
Less finders' fee	0	0	0
Debentures Converted	0	0	(2,321)

	$2,465	$2,412	$2,321

9.3 Conversion of credit facility

The original Epsom Investment Services N.V. (“Epsom”) credit facility, effected in February 1998, has been subject to a number of conversions of the balance into common stock of the Company in order to reduce the balance and thereby provide additional working capital both during and after assignment date of November 2008 to EAM.

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

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2010     (amounts in thousands of US dollars, except share data)

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

In December 2009, EAM agreed to convert $1,500 of its credit facility into the new series of convertible debenture notes issued by the Company. The credit facility was extended to 31st August 2012.

In December 2010, Epsom agreed to convert a further $1,300 of the balance due on the credit facility agreement into common stock of the Company on the mutually agreed basis of one share for each $0.085 of note. This conversion resulted in the issue of 15,294,118 common shares. In addition, EAM agreed to convert a further $1,000 into the series of convertible notes created in December 2009 on the same basis.

9.4 Stock option plan

Under the provision of the Company’s share option plan, a maximum total of 10% of issued shares may be granted to directors, officers, employees and consultants of the Company in the form of stock options. The options generally expire five years from the date of the grant. 5,100,000 stock options granted are not subject to vesting requirements.  The balance of 2,800,000 will vest upon the construction of the first commercial plant. Stock option activity was as follows:

	Number of	Exercise price per
	Shares	share

Balance at December 31, 2008	2,300,000		$0.21 to 0.37
		Cdn $	0.30 to 0.45
Options exercised	0
Options lapsed	0
Options granted	7,450,000

Balance at December 31, 2009	9,750,000		$0.23 to 0.24
		Cdn $	0.23 to 0.45
Options exercised	0
Options lapsed	1,850,000
Options granted	0

Balance at December 31, 2010	7,900,000		$0.095 to 0.37

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2010     (amounts in thousands of US dollars, except share data)

The following table summarises information with respect to stock options as of December 31, 2010:

Exercise Price	Weighted- average Number of options outstanding	Number of options exercisable	Weighted average remaining contractual life (years)
$0.21	50,000	50,000
$0.22	1,000,000	1,000,000
$0.27	700,000	700,000
$0.30	2,600,000	2,600,000	2.16
$0.37	250,000	250,000	2.50
$0.095	3,300,000	3,300,000	4.50
Total	7,900,000	7,900,000

No options were granted in the year ended December 31, 2010.

All stock options are issued at or over the market price of the Company’s shares on the date of their granting.

The fair value of the options granted was not material to the financial statements, therefore no charge has been made to the statement of comprehensive income.

10. INCOME TAXES

Under the current Bermuda law, the Company is not required to pay any income taxes in Bermuda. The Company has received an undertaking from the Minister of Finance of Bermuda that in the event of any such taxes being imposed, the Company will be exempted from such taxation until March 28, 2016.

Net loss before income taxes consists of the following:

	year to	year to	year to
	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008
	$	$	$

Bermuda	(893)	(1,127)	(1,657)
Rest of world	23	46	(368)

Total	$(870)	$(1,081)	$(2,025)

There are no significant deferred taxes reflecting the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

There are no significant operating loss carry-forwards, which would have an impact on income tax as of December 31, 2010.

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2010     (amounts in thousands of US dollars, except share data)

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

12. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2010, the year ended December 31, 2009 and the year ended December 31, 2008, the amounts paid to shareholders, directors and officers of the Company and their related companies for consulting and other services totaled as follows:

	Year to	year to	year to
	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008
	$	$	$
Amounts paid to shareholders, directors and officers of the Company for consulting and other services	$258	$259	$702

Amounts paid to EuroHelvetia TrustCo SA for financial advice	$426	$222	$57

Amounts payable at Balance Sheet date	$21	$183	$0

EuroHelvetia TrustCo S.A. is contracted by CalciTech to act as the Company’s financial advisors. EuroHelvetia charge their fees for work related to advice on private placements, fund raising and project finance. Roger A. Leopard, Chief Executive Officer and President of the Company, is also a director of EuroHelvetia TrustCo S.A. EuroHelvetia also provides the administration of EAM. All these transactions were at “arms length”.

13.	FINANCIAL INFORMATION BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA

The Group operates in one business segment. The following table presents information by geographical area:
	year to	year to	year to
	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008
Revenues	$	$	$
Bermuda	0	0	0
Rest of world	0	0	0
Total	$0	$0	$0

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2010     (amounts in thousands of US dollars, except share data)

	year to	year to	year to
	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008
Operating loss	$	$	$
Bermuda	(733)	(1,024)	(865)
Rest of world	34	59	(369)
Total	$(699)	$(965)	$(1,234)

Identifiable assets
Bermuda	1,010	8,007	3,320
Rest of world	8,602	199	3,837
Total	$9,612	$8,206	$7,157

14.	ANALYSIS OF MAJOR EXPENDITURES INCLUDED IN GENERAL AND ADMINISTRATIVE EXPENSES AND INTEREST EXPENSE

The following is a breakdown of the major expenditures included in General and Administrative Expenses:

	year to	year to	year to
	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008
	$	$	$

Employee costs	168	346	107
Professional fees	148	106	355
Investor relations	60	57	124
Rent, rates & charges	40	45	93
Travel	3	7	24
Depreciation	4	12	131

The following is a breakdown of interest expense:

	year to	year to	year to
	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008
	$	$	$

Debenture interest	41	40	278
Credit facility interest	86	56	428
Bank charges	15	7	85

Total	142	103	791

15. IFRS 7: RISKS ARISING FROM FINANCIAL INSTRUMENTS

The Group’s market risk is identified as those financial instruments that are subject to foreign exchange fluctuations. Below is a table of cash and cash equivalents, accounts receivable and accounts payable that are subject to the risk described. A sensitivity analysis is shown below suggesting the value of such financial assets and liabilities and % risk involved had the highest and lowest exchange rates been applied during the year ending December 31, 2010, and during the year ending December 31, 2009:

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2010     (amounts in thousands of US dollars, except share data)

	year to	year to		year to
Market Risk	Dec 31, 2010	Dec 31, 2010		Dec 31, 2010
		High	%	Low	%
	$	$		$

Cash at Bank	15	17	13.3%	14	-6.7%

Petty Cash	3	3	0.0%	2	-33.3%

Accounts Receivable	0	0	0.0%	0	0.0%

Accounts Payable	(384)	(418)	8.8%	(345)	-10.2%

Accruals	(178)	(194)	9.6%	(160)	-9.6%

	year to	year to		year to
Market Risk	Dec 31, 2009	Dec 31, 2009		Dec 31, 2009
		High	%	Low	%
	$	$		$

Cash at Bank	20	20	0%	19	-5.0%

Petty Cash	2	2	0%	2	0%

Accounts Receivable	0	0	0%	0	0%

Accounts Payable	(498)	(501)	0.6%	(438)	-12.0%

Accruals	(181)	(182)	0.7%	(167)	-7.70%

The Group’s exposure to currency fluctuations is not considered material to operations at the present time.

Liquidity risk is identified as the Group’s ability to satisfy Accounts Payables out of liquid assets at December 31, 2010. Liquid assets only represent 4% of accounts payable, the Group does not regard liquidity as a material risk at the present time. This is because the Group has the ability to draw down sufficient funds from its current credit facility, hence there is no strategy currently in place to hedge against this risk.

CalciTech’s credit risk is identified as the Group’s ability to recover outstanding receivables in full at December 31, 2010. On accounts receivable, the Group currently offers terms of 60 days to customers. However the Group relies on strong and longstanding relationships with its existing debtors, and therefore has not made provision for bad and doubtful debts.

Credit Risk	2010	<30 days	30-60 days	60-90 days	>90 days
	$	$	$	$	$
Accounts Receivable	$0	0	0	0	0

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2010     (amounts in thousands of US dollars, except share data)

Credit Risk	2009	<30 days	30-60 days	60-90 days	>90 days
	$	$	$	$	$
Accounts Receivable	$0	0	0	0	0

16. LIST OF PRINCIPAL CONSOLIDATED COMPANIES

Principal consolidated companies are as follows:

Name of Company	Countries	Holding	Proportion held	Nature of business
CalciTech Synthetic Minerals Ltd.	Bermuda	Ordinary shares	100%	Technology licensor
CalciTech Group Services SA	Switzerland	Ordinary shares	100%	HQ Administration
CalciTech Synthetic Minerals Europe Ltd.	UK	Ordinary shares	100%	European holding company and operations licensee

On February 1, 2003, the Group’s intellectual property interests in its Synthetic Calcium Carbonate (“SCC”) technology were assigned to a new Bermuda organised wholly owned subsidiary, CalciTech Synthetic Minerals Ltd., which now acts as the holding Company and will license within the group rights and use of the technology on a territorial basis.

As part of the restructuring, in April 2009, a new wholly owned subsidiary of CalciTech Synthetic Minerals Ltd. was established. CalciTech Synthetic Minerals Europe Ltd., a UK company, has become the principal company for all European operations. A branch office was registered in Germany for the operation of the Group’s small scale production plant.

17. ULTIMATE CONTROLLING PARTY

No individual has an ultimate controlling interest in the Company.

18. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Non-cash transactions were as follows:
	year to	year to	year to
	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008
	$	$	$
Issuance of common stock
Upon conversion of credit facility	0	5,436	0
Convertible Debenture Notes	2,500	1,500	0
Issuance of common stock
Upon private placement through credit facility	0	0	0
Interest expense through credit facility	(86)	(56)	(428)

Total	$2,414	$6,880	$(428)

CALCITECH LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2010     (amounts in thousands of US dollars, except share data)

19. COMMITMENT

The Group rents its principal management services office under an annually renewable agreement.   During the period ending December 31, 2010, the Group paid $37.  There are no future obligations for rent over 12 months.

20. NUMBER OF EMPLOYEES (UNAUDITED)

Headcount was 3, 5 and 4 as of December 31, 2010, December 31, 2009, and December 31, 2008. It is the Group’s practice to employ consultants in various capacities due to the specific nature of the industries in which they are operating. As at December 31, 2010, the Group employed 5 consultants. Various additional professional firms are also employed for the prevision of specialist advice.

21. POST BALANCE SHEET EVENT

There were no post balance sheet events to report.

22. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors and authorised for issue on July 5, 2011.

Roger A. Leopard

Michael J.B. Brickell

CalciTech Limited
P.O Box HM 2257, 3rd Floor, Par la Ville Place, 14 Par-La-Ville Road
Hamilton HM JX, BERMUDA