Form 20-F/A
period 2010-12-31
CALCITECH LTD
filed 2011-08-25
CIK 889431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________

FORM 20-F/A
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

Roger A. Leopard
President and Chief Executive Officer of CalciTech Ltd.
10 route de l’aeroport
1215 Geneva, Switzerland
Telephone: + 41 227104020
Fax: + 41 22 7883092
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

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

CalciTech Ltd. (“we” or  “our”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment”) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (the “Original Filing”), filed with the Securities and Exchange Commission (the “SEC”) on July 11, 2011, in response to comments received from the SEC.  We are filing this Amendment to revise the Facing Page; Item 4B. Business Overview; Item 15. Controls and Procedures; and Exhibits 12.1, 12.2, and 13.1. Except for the matters described above, this Amendment does not modify or update our disclosures in the Original Filing.

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

Due to the environmental benefits, the project received a research grant in the amount of  approximately $627,436 from Bundesministerium für Wirtschaft und Technologie (German Federal Ministry for Research and Technology). The grant is for a period of three years from September 2010 to May 2013 and is in the form of reimbursements for costs incurred in the project. Our obligation under the project is  approximately $371,476, of which 45% is reimbursable under the grant. As of December 31, 2010, we have expended approximately $13,177 and received approximately $5,930 from the grant.

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

Our Principal Executive Officer and Principal Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report, have concluded that, as of such date, our disclosure controls and procedures were effective.

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

DATED: August 24, 2011	CALCITECH LTD.

	By:	/s/ Roger A. Leopard
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