Form 20-F/A
period 2010-12-31
CALCITECH LTD
filed 2011-09-28
CIK 889431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________

FORM 20-F/A
AMENDMENT NO. 2

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

The Amendment No. 2 to the Form 20-F for the fiscal year ended December 31, 2010 is being made to respond to certain comments received from the staff of the Securities and Exchange Commission, in particular, we have included our revised auditor’s report that removed the reference to doubt and our ability to continue as a going concern, as well as removing reference to such going concern statements in our audit opinions as set forth in our risk factors.  Except for the matters described above, this Amendment does not modify or update our disclosures in the Amendment No. 1 to the Form 20-F.

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

DATED: September 27, 2011	CALCITECH LTD.

	By:	/s/ Roger A. Leopard
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

5 July 2011

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
The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD
CONSOLIDATED STATEMENT OF SHAREHOLDERS' (DEFICIT) EQUITY
For the year ended December 31, 2010,
the year ended December 31, 2009,
and the year ended December 31, 2008
(amounts in thousands of US dollars except number of shares)

	Note	Common Stock		Share premium, holders' option outstanding and contributed surplus	Convertible debentures – equity component	Accumulated deficit during development stage	Cumulative foreign currency translation adjustments	Total consolidated shareholders' (deficit) equity
		Shares	$	$	$	$	$	$

Balances, December 31, 2007		99,998,665	1,824	40,661	4,642	(44,368)	(493)	2,266

Net loss						(2,025)	163	(1,862)
Issuance of common stock on conversion
of credit facility and convertible debentures		26,590,147	22	2,504	(2,321)			205

Balances, December 31, 2008		126,588,812	1,846	43,165	2,321	(46,393)	(330)	609

Net loss						(1,081)	78	(1,003)
Issuance of common stock on conversion		59,050,274	52	5,557				5,609
of credit facility
Placing Fees				(70)				(70)
Convertible Debentures: equity component					91			91

Balances, December 31, 2009		185,639,086	1,898	48,652	2,412	(47,474)	(252)	5,236

Net loss						(870)	47	(823)
Issuance of common stock on conversion
of credit facility and creditors		15,294,118	1	1,299				1,300
Placing Fees				(220)				(220)
Convertible Debentures: equity component					53			53

Balances, December 31, 2010		200,933,204	1,899	49,731	2,465	(48,344)	(205)	5,546

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

	Number of Shares	Exercise price per share

Balance at December 31, 2008	2,300,000	$0.21 to 0.37
		Cdn $0.30 to 0.45
Options exercised	0
Options lapsed	0
Options granted	7,450,000

Balance at December 31, 2009	9,750,000	$0.23 to 0.24
		Cdn $0.23 to 0.45
Options exercised	0
Options lapsed	1,850,000
Options granted	0

Balance at December 31, 2010	7,900,000	$0.095 to 0.37

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

22. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors and authorized for issue on July 5, 2011.

Roger A. Leopard

Michael J.B. Brickell

CalciTech Limited
P.O Box HM 2257, 3rd Floor, Par la Ville Place, 14 Par-La-Ville Road
Hamilton HM JX, BERMUDA

F-29