Form 20-F
period 2011-12-31
CALCITECH LTD
filed 2012-12-07
CIK 889431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the year ended December 31, 2011

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

Telephone: +41 22 7883092

Securities registered or to be registered pursuant to Section 12(b) of the Act: NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act

Common Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

The number of outstanding Common Shares as of December 31, 2011 is 200,933,204

Indicate by check mark if the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐Yes ☒No

Indicate by check mark if the Company is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐Yes ☒No

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒Yes  ☐No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒Yes  ☐No

Indicate by check mark whether the Company is a large accelerated filer, an accelerated filer or a non-accelerated filer. ☐Large accelerated filer ☐Accelerated filer ☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP☐	International Financial Reporting Standards as issued ☒	Other ☐
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

☐ Yes  ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. NOT APPLICABLE

i

10F.	Dividends and Paying Agents.	35
10G.	Statement of Experts.	35
10H.	Documents on Display.	35
10I.	Subsidiary Information	35
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	35
Item 12.	Description of Securities Other than Equity Securities	35
Item 13.	Defaults, Dividend Arrearages and Delinquencies	35
Part II		35
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	35
Item 15.	Controls and Procedures.	35
Item 16.		37
16A	Audit Committee Financial Report	37
16B	Code Of Ethics	37
16C	Principal Accountant Fees And Services	37
16D	Exemptions From The Listing Standards For Audit Committees	38
16E	Purchases Of Equity Securities By The Issuer And Affiliated Purchasers	38
Part III		38
Item 17.	Financial Statements	38
Item 18.	Financial Statements	38
Item 19.	Exhibits	38

PART I

The following discussion contains forward-looking statements regarding events and financial trends, which may affect CalciTechLtd’s (“CalciTech,” the “Company,” “we,” “our” or “us”) future operating results and financial position. Such statements are subject to risks and uncertainties that could cause our actual results and financial position to differ materially from those anticipated in forward-looking statements. These factors include, but are not limited to, the fact that we are in the commercialization stage, will need additional financing to build our proposed plants and will be subject to certain technological risks associated with scaling up production to a commercial level, all of which factors are set forth in more detail in the section entitled “Risk Factors” in Item 3.D. and “Operating and Financial Review and Prospects” at Item 5.

Item 1.	Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

3A.	Selected Financial Data

The following tables set forth selected consolidated financial data of the Company for the years ended December 31, 2011, 2010, 2009, 2008, and 2007. We derived all figures from our financial statements, which were audited by our independent auditor and prepared in accordance with International Financial Reporting Standards (IFRS).

This information should be read in conjunction with our audited financial statements for the years ended December 31, 2011, 2010 and 2009 included in this annual report. Historical information for periods prior to the year ended December 31, 2008 are not included in this annual report.

All financial information is presented in U.S. dollars, unless indicated otherwise.

	year to	Year to	Year to	Year to	Year to
	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008	Dec 31, 2007

Operations Data	$	$	$	$	$
Revenue	196,000	0	0	0	58,291
Income (loss) from operations	(1,077,000)	(699,000)	(965,000)	(1,234,000)	(314,000)
Net loss	(1,266,000)	(870,000)	(1,081,000)	(2,025,000)	(678,000)
Number of shares	200,933,204	200,933,204	185,639,086	99,998,665	88,656,114
Loss per Common Share	(0.008)	(0.004)	(0.005)	(0.02)	(0.008)

Balance Sheet Data
Cumulative Deferred
Development Expenditure	0	0	0	0	0
Total Assets	9,733,000	9,612,000	8,206,000	7,157,000	5,450,000
Long Term Obligations	3,738,000	1,121,000	2,206,000	5,545,000	1,782,000
Capital stock	1,899,000	1,899,000	1,898,000	1,846,000	1,824,000
Total Stockholders’ Equity/ (Deficiency)	4,093,000	5,546,000	5,236,000	609,000	2,267,000

3B.	Capitalization and Indebtedness

Not Applicable.

3C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

3D.	Risk Factors

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

We Have Incurred Net Losses Since Our Inception and Expect Losses to Continue. Except for net income of $732,000 for fiscal year ended February 28, 1996, we have not been profitable since our inception. During the year ended December 31, 2011, we earned $NIL from the sale of Synthetic Calcium Carbonate (“SCC”) samples. As our marketing activities have been concentrated during 2011 in other industrial sectors, no sample sales were possible with new products. For the year ended December 31, 2011, we had a net loss of $1,266,000 and an accumulated deficit of $49,610,000. The report of independent auditors on our December 31, 2011 financial statements includes an explanatory paragraph assuming the Company will continue as a going concern. Lack of operating funds may result in staff reductions and curtailing the construction currently planned.

If We Are Unable to Raise Funds Our Growth May Be Adversely Affected. Historically, we have had to seek capital for research and development of our SCC products due to lack of revenues. Based on the available amount of $35,000 in cash and together with our working capital credit facility, and the continuing control of expenses, we believe that we have sufficient working capital to meet our obligations over the next 12 months following the date of the approval of these financial statements. Due to the global financial crisis and the difficulties in the banking sector in Germany, we were unable to secure the endorsement of a House Bank in Germany of our application to secure a grant from the European Regional Structural Fund towards 50% of the capital expenditure (CapEx) of our planned 100,000 tonnes per annum plant in Leuna, Germany, nor were we able to find a strategic partner on terms which we considered to be acceptable to our shareholders. Through this process of finding a strategic partner, we have determined that the best approach is to maintain 100% ownership of our plants in the early stages of our building plan. As such, we recently changed our strategy and are now seeking to raise funding of Euro 27.50 million in the UK market for our European licensee, CalciTech Synthetic Minerals Europe Ltd. (“CSME”). This would enable CSME, with the help of European Union grants, to build a commercial plant in mainland Europe producing circa 50,000 tonnes per annum of SCC and provide working capital until we generate revenue. However, we may not be able to raise funds, or to raise funds on commercially reasonable terms. If we are unable to raise additional funds, we may not be able to build the plants or to implement our business plans as described in this Annual Report.

Uncertainty over carrying value of the Intangible assets. The majority of our assets are intangible assets. Our ability to recover the carrying value of our intangible assets is dependent upon our ability to raise sufficient funds to build the production plants required for the commercial exploitation of our intangible assets. We have commenced discussions with a number of Alternative Investment Market Nominated Adviser/brokers to secure the appropriate funding and an admission of the Company’s European operations subsidiary, CSME, to the AIM market of the London Stock Exchange (“AIM market”). In addition, we continue to pursue other funding opportunities including potential commercial partners to fund the commercialization of our intangible assets and funding in the US and European financial markets. We believe that we will be able to secure the appropriate funding to commercially exploit our intangible assets. However as of this date, such funding has not been secured and therefore there is a significant possibility that commercialisation cannot proceed and that ultimately we may not be able to recover the carrying value of our intangible assets as they are stated in our consolidated financial statements. Our consolidated financial statements do not include any adjustments that would be necessary if we were unable to secure the appropriate funding for the commercial utilization of the intangible assets.

Uncertainty of continuing as a going concern.  Our continuation as a going concern depends upon our ability to raise sufficient capital to build our first full scale SCC plants, attain profitable operations and generate cash flow from operations.  Our consolidated financial statements do not include the adjustments that would be necessary if we were unable to continue as a going concern.

New investors or commercial partners may require participation interests which could decrease future profitability. In order to build our commercial plants, we will require additional funding or commercial partners. Under this type of arrangement, an investor or commercial partner would invest in a specific commercial plant and receive a negotiated interest in that specific commercial plant. This could reduce the potential profitability of the remaining interest in the commercial plant and reduce our ability to control and manage the commercial plant. We expect that entering into these partnering relationships would entail transferring a portion of our interest in CSME to such partner.

Our Inability to Protect Our Patents and Other Proprietary Rights Could Adversely Impact Our Competitive Position. We believe that our patents and other proprietary rights are important to our success and our competitive position. Accordingly, we devote substantial resources to the establishment and protection of our patents and proprietary rights. We currently hold patents for processes and have patents pending for additional processes that we intend to use to market our SCC technology. However, our actions to establish and protect our patents and other proprietary rights may be inadequate to prevent others from using our processes outside of the jurisdiction of our patent or to prevent others from claiming violations of their patents and proprietary rights by us. If our processes are challenged as infringing upon patents of other parties, we will be required to modify our processes, obtain a license or litigate the issue, all of which may have an adverse effect on our business.

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

We Have Never Produced SCC on a Commercial Scale. We have operated a small process pilot plant based in Norway, which was moved to Leuna in Germany in 2002. We have scaled up our operations in this plant by a ratio of 60:1, but to reach commercial scale operations we will need to further scale up by a ratio of 20:1. Although specialist suppliers of filtration and drying equipment have conducted trials for us and found the scale up ratio to be within acceptable limits, there are no guarantees that the technology will operate as planned or that costs for additional modifications will not occur. In addition, if we are unable to produce SCC on a commercial scale we will be unable to successfully commercialise our SCC technology as planned in our business plan.

Our Competitors May Develop a Competing Technology. One of our competitive advantages depends on our ability to use waste lime, low quality lime and paper sludge ash which is available at little or no cost in our manufacture of SCC products. If competitors are able to develop a competing technology, we may no longer have the free or low cost source of raw material.

Our SCC Product is at Initial Market Introduction and We Are Not Sure the Market Will Accept it. We intend to target our SCC products in the following markets: paper; food and pharmaceutical, plastic, sealants and adhesives industries. The market acceptance of SCC products produced by our process for use in pharmaceutical and food additives will depend upon consumer adoption and regulatory approval. Moreover, although we have signed letters of intent with paper and other industrial producers for the SCC products to be manufactured upon our commencement of commercial scale operations, there is no assurance that we will be able to convince these potential customers to convert these letters of intent into contracts of purchase. Failure to achieve market share in these industries could have material adverse effects on our long-term business, financial condition and results of operation.

All of our operations are located outside of the United States, substantially all of our sales from samples are generated outside of the United States and all of our assets are located outside of the United States, subjecting us to risks associated with international operations. Our operations are in Europe and we have no operations in the United States. 100% of our revenue from our sales of samples was generated from outside of the United States. The international nature of our business subjects us to the laws and regulations of the jurisdictions in which we operate and sell our products. In addition, we are subject to risks inherent in international business activities, including:

☐	difficulties in collecting accounts receivable and longer collection periods,

☐	changes in overseas economic conditions,

☐	fluctuations in currency exchange rates,

☐	potentially weaker intellectual property protections,

☐	changing and conflicting local laws and other regulatory requirements,

☐	political and economic instability,

☐	war, acts of terrorism or other hostilities,

☐	potentially adverse tax consequences,

☐	difficulties in staffing and managing foreign operations, and

☐	tariffs or other trade regulations and restrictions.

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

Penny stock rules may make it more difficult to trade our Common Shares. The Securities and Exchange Commission has adopted regulations which generally define a “penny stock” to be any equity security that has a market price, as defined, of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors such as, institutions with assets in excess of $5,000,000 or an individual with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with his or her spouse. For transactions covered by this rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser’s written agreement of the transaction prior to the sale. Consequently, the “penny stock” rules may affect the ability of broker-dealers to sell our securities and also affect the ability of our investors to sell their shares in the secondary market.

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

Our shares have been thinly traded and we cannot predict the extent to which a trading market will develop. Our Common Shares trade on the “OTCBB” and are thinly traded compared to larger, more widely known companies.  Thinly traded common stock can be more volatile than common stock trading in an active public market.  We cannot predict the extent to which an active public market for our Common Shares will develop or be sustained.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. holders. We believe that we were not a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2011, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75.0% of its gross income is passive income or (2) at least 50.0% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our Common Shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we receive. If we are treated as a PFIC for any taxable year during which U.S. holders hold our shares, certain adverse United States federal income tax consequences could apply to U.S. holders. See “Special United States Federal Income Tax Considerations - Passive Foreign Investment Company.”

Item 4.	Information on the Company

4A.	History and Development of the Company

CalciTech Ltd., a Bermuda Company (“we”, “our”, or “us”) has developed a new process for manufacturing high quality Synthetic Calcium Carbonate (“SCC”). Our process produces SCC from waste lime and air polluting carbon dioxide. SCC is a white pigment. It is also a calcium source for pharmaceuticals and food. As of the date of this report, we do not have facilities to commence production of SCC on a full commercial scale.

Originally, we were formed on November 9, 1978, under the laws of British Columbia, Canada with the name Cornwall Petroleum & Resources Ltd. We then changed our name to Rexplore Resources International Limited and were engaged in petroleum and resource development. In December of 1987, we were restructured and the prior management was replaced in connection with the acquisition of a license to develop Trylene Gas. In July 1994, we changed our domicile from British Columbia, Canada to Bermuda and changed our name from Kemgas Sydney Ltd. to Kemgas Ltd. On July 25, 2000, we changed our name from Kemgas Ltd. to our present name, CalciTech Ltd., to better reflect our change in business to the production and sale of SCC.

For the purpose of commercialising our technology, we established CalciTech Synthetic Minerals Ltd., a Bermuda company (“CSM”) that is 100% owned by us. On February 1, 2003, we transferred all of our SCC intellectual property rights and associated business activity to CSM. CSM has two subsidiaries, CalciTech Group Services SA, a Swiss corporation which is wholly-owned by CSM, and CalciTech Synthetic Minerals Europe Ltd., a UK corporation which is 89.875% owned by CSM (“CSME”). Our projected European business has been independently valued at Euro 64 million. On October 1, 2010, the business undertaking for the European territory was transferred to CSME and the consideration was satisfied by the issue of 80 million common shares of CSME, with a par value of Euro 0.10 per share and a purchase price of Euro 0.80 per share. As part of the transfer CSME, has been granted a license covering all of Europe, for the exclusive use of the Company’s SCC technology. This license is for a period of 30 years with a royalty payable of 5% of net revenues. This license will not pass to CSME until such time as adequate funding is secured to build the first commercial plant. At that time, the license will be granted for the consideration of further ordinary shares in CSME up to a value of Euro 56 million.

Our administrative headquarters are located at Covenant House, 85 Reid Street, Bermuda. We also have a representative office at World Trade Centre, 10 route de l’Aeroport, Geneva, Switzerland. We currently do not have full-scale commercial plants. We are currently engaged in the commercialisation and project development stage using sample material produced by a small-scale production plant located in Leuna, Germany. This small-scale plant was initially built for commercial purposes. It produces samples for all future plants, tests input materials from around the world and will provide the necessary training for staff to be employed on the future commercial plants. The small-scale plant has also been used in the design development of future commercial plants and has supported the development of a 100,000 tonnes per annum plant originally planned in Germany. However, as a result of the global financial crisis and difficulties in the banking sector in Germany, we were unable to secure financing for our planned 100,000 tonnes per annum plant. Currently, we have deferred the development of the planned 100,000 tonnes per annum plant in Germany, and through CSME, we are looking to develop a number of circa 50,000 tonnes per annum plants throughout Europe.

The Company, through CSME, is now planning a matrix of plants in Europe and has made presentations to the European Investment Bank (“EIB”) to confirm that such projects will qualify under its technological innovation program for financial support. The Company’s financial advisors are currently in negotiations with a number of UK banks, in the context of the EIB borrowing for funding of all European plants. CSME is now envisioning a number of circa 50,000 tonnes per annum plants which could be in Germany, France, Spain, the Benelux or the United Kingdom.

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

Synthetic Calcium Carbonate (“SCC”)

Since June 1999, we have actively pursued our plan to develop and commercialize SCC from waste lime using our proprietary process. Acutely aware of the industrial waste created from the production of acetylene gas, one of our former businesses, we have moved forward to develop a method to extract a commercial product from what is considered to be waste product: waste lime. Waste lime is generated from (i) the production of acetylene gas, (ii) manufacture of dicyandiamide from calcium cyanamide, (iii) the manufacture of paper sludge ash from recycled paper, and (iv) the manufacture of other chemical and mineral processes. In our pursuit to turn an environmental problem into a commercially viable business, we have developed our proprietary process to extract and produce quality SCC from waste lime. SCC is a white filler pigment and is used for paper filling and coating, as well as in, for example paint, polymers, food and pharmaceuticals.

In September 2010, we signed a Cooperation Agreement with leading research institutes in Germany and launched the project with the participation of the largest paper and cement companies in Europe: Stora Enso and Heidelberg Cement as well as other partners the Papiertechnische Stiftung (“PTS”), the German Paper Research Centre and Verein Deutscher Zementwerke (“VDZ”), and the German Cement Works Association (the “Cooperation Agreement Project”).

The aim of the Cooperation Agreement Project is to optimise our process for converting the waste stream from recycled paper production into industrially valuable Synthetic Calcium Carbonate (SCC) and Sustainable Metakaolin (SMK).

The Cooperation Agreement Project has now passed its first milestones successfully which triggers the next phase of funding. The Cooperation Agreement Project is expected to be completed by the middle of 2013.

Due to the environmental benefits, the Cooperation Agreement Project received a research grant in the amount of approximately $627,436 from Bundesministerium für Wirtschaft und Technologie (German Federal Ministry for Research and Technology). The grant is for a period of three years from September 2010 to May 2013 and is in the form of reimbursements for costs incurred in the Cooperation Agreement Project. Our obligation under the project is approximately $371,476, of which 45% is reimbursable under the grant. As of December 31, 2011, we have expended approximately $13,177 and received approximately $5,930 from the grant.

Currently, we are seeking to establish our first full scale commercial merchant plant and are engaged in sales activity within the paper, polymers, paints, food, pharmaceutical and cosmetic industries to seek commitment from potential customers to purchase SCC products from the first full scale commercial plants. In addition, we will have to raise additional funds through loans from business partners, debt or equity financing and/or through environmental grants from authorities to build our initial plants. Assuming we have the capital to proceed, we intend to build up to 10 commercial plants over the next 15 years in Europe, some through joint ventures with financial or industry partners.

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

Recycling of Paper Minerals using the CalciTech process

In 2010 and 2011, we have broadened the basic technology by developing a new application that addresses the growing problem of mineral waste from recycled paper plants. In Europe the total paper and board consumption is about 100 million tonnes per annum of which 82 million tonnes per annum is cellulose fibre and about 16 million tonnes per annum is mineral filler and pigments. While 34 million tonnes per annum of the fibre is recovered and recycled, the minerals are not recycled and have to be quarried, ground, treated and transported to mills across Europe. A significant portion of the white minerals has to be transported from remote sources to the centres of production and consumption. For example ultra white ground calcium carbonate for paper coating is mined and ground in northern Norway and shipped to north and central Europe. Special clays are imported from Brazil to provide properties that European clays cannot. Calcined clays are produced using an energy intensive process.

At present, when paper is recycled, these minerals are treated as a waste stream and disposed of as landfill or low value applications in agriculture. The EU Waste Directive 2008/98/EC, adopted in December, 2010, classifies the mineral sludge as waste and unsuitable for agricultural use as it contains organics. Many recycled paper mills therefore incinerate this sludge to make Paper Sludge Ash (PSA), which has a disposal cost of over €60 per tonne.

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

Patents and other Intellectual Properties

We first applied to patent our process of transforming waste lime into high quality SCC in 1998 and subsequently a patent was granted in the United Kingdom. An international application was filed under the European Patent Cooperation Treaty in December of 1999 to expand the protection of our intellectual property on an international level. The patent examination was completed in May 2001 and patents were granted on July 31, 2003 in 13 European countries. Since then, patents have also been granted in Eurasia (Russia and the independent states formerly part of the Soviet Union), South Africa, Hong Kong, Indonesia, China, Republic of Korea, Slovakia, Australia, New Zealand and Poland. During 2008 further patents were granted in The United States, Canada, Brazil, Czech Republic, Hungary and India.

In October 2009, we filed an application for a new patent at the UK Patent Office. This new patent will protect the processes to be used by us to produce SCC with exceptional features including, but not limited to, a unique morphology (rice grain shape), a very narrow particle size distribution and exceptional purity, which itself gives very high brightness. Typically, we produce particles in the sub-micron range which satisfies the large majority of potential applications, as demonstrated by extensive trials with potential customers. However, we can use the same process to produce other particle sizes in the nano and micron range but as there is further development work required, this has been delayed until market demand dictates. This wide range of capability opens up new applications in growing markets.

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

If granted, these patents will extend patent protection of our process and product in terms of lifetime and coverage.

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

CalciSGTM Products.CalciSGTM, is designed to provide a super gloss coating for premium grade printing and writing papers including both Ultra Light Weight Coated (“ULWC”) and Light Weight Coated (“LWC”) and coated folding boxboard. In the latter application, CalciSGTM allows for a reduction in calendaring nips to improve bulk at no loss in gloss.

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

Business Activity: Small scale production plant

We have been operating a small-scale production plant in Leuna, Germany. The small-scale production plant, while not a full size commercial plant is, nevertheless, a commercial plant as the products manufactured, in particular, high grade SCC, can be sold. High grade SCC for the pharmaceutical industry is often sold in relatively small amounts and command prices in excess of Euro 800 per ton. We intend to manufacture and sell high-grade product in these specialist areas where supplies are not available to meet such demands. The small-scale plant continues to test new materials such as PSA, be used in the design of any commercial size plant variant and for training purposes.

Business Activity: Europe

After the collapse of the credit markets, the European Investment Bank (“EIB”) announced several programs late in 2008, to assist in financing of developments within the Member States of the European Union. In particular the Innovation and New Technology Programmes and EIB have confirmed that SCC plants, licensed with our intellectual property rights from outside Europe, would qualify on an aggregated capital expenditure (CapEx) basis, subject to all the normal due diligence requirements. The funding from the EIB allows up to 50% of CapEx to be financed at favourable interest rates for extended terms. They have also confirmed that our indirectly owned subsidiary, CSME, may arrange all financings for each Member State through a UK House Bank, thereby facilitating the due diligence process. The proposed locations are generally in depressed areas and many are eligible for grants of varying amounts depending on the rating of the region.

During October 2010, we transferred the business undertaking for the European territory to CSME. Payment for this transfer was made by issuing 80,000,000 common shares with a par value of €0.10 per share to CSM at a value of €0.80 per share. Upon securing the funding to build the first plant, we will issue an exclusive license to CSME for the European territory for the payment of Euro 56 million. The license will be for a period of 30 years with an option to extend.

Typically all projects will require equity investment of some 20% of CapEx. We are in discussions with London financial advisers with a view to raising, by way of an institutional private placement for CSME, equity funding and working capital to fund the initial projects for building. We have also commenced discussions with a number of AIM market adviser brokers to secure the appropriate funding and an admission of CSME, to the AIM. Industrial partners at the roll out stage in some projects will provide their share of funding for their equity participation. We are now seeking to raise funding of Euro 27.50 million in the UK market for our European licensee, CalciTech Synthetic Minerals Europe Ltd. (“CSME”). This would enable CSME, with the help of European Union grants, to build a commercial plant in mainland Europe producing circa 50,000 tonnes per annum of SCC and provide working capital until revenue earning.

CSME will operate entirely independently which will allow us to concentrate on introducing SCC into other territories, initially the United States of America and certain developing territories. An independent Board of Directors has been appointed to conform with London Governance allowing CSME to be the exclusive operators in the European territory. Mr. Michael Brickell, a director of our company has been appointed as a non-executive director of CSME to represent the parent company.

In December 2011, CSME signed an agreement with Mott MacDonald Ltd. of the United Kingdom, a global management, engineering and development consultancy. Mott MacDonald has more than 14,000 staff, £1 billion revenue and work in 140 countries for the public and private sectors. Mott MacDonald's core business sectors cover buildings, transport, energy, water, environment, health, education, industry, oil and gas, communications and international development. The company has a significant and growing business in the industry sector and is currently working on a range of major projects in USA, China, Middle East, Russia, Europe and the UK. The company will prepare basic engineering design documentation for a 50,000 tonnes per annum Synthetic Calcium Carbonate (SCC) plant

The project with CSME will be managed by John Challenger, a Divisional Director of Mott MacDonald's Nuclear and Process business.

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

By the end of February 2004, we secured Letters of Intents (“LOI”) from various German companies in the paper industry for our SCC products: CalciLSTM and CalciSGTM. The customers who have signed the LOIs are a cross section of major German companies in the paper industry. Each customer has signed confidentiality agreements and tested, at their own expense, our SCC sample product in their manufacturing process. These LOIs are subject to definitive agreements that are to be executed upon the completion of the 100,000 tonnes per annum plant in Leuna, Germany.

In 2006, a major Finnish contractor, part of a multi-national Austrian group, was engaged to complete the design and planning work on a larger first commercial plant capable of producing 100,000 tonnes per annum. This contractor is able to provide all the principle components from companies within its group. All the additional design work has been carried out at the contractor's own cost.

However, as a result of global financial crisis and the difficulties in the banking sector in Germany, we were unable to secure the endorsement of a House Bank in Germany of our application to secure a grant from the European Regional Structural Fund towards 50% financing of the capital expenditure (CapEx) of our planned 100,000 tonnes per annum plant in Leuna, Germany, nor were we able to find a strategic partner on terms which we considered to be acceptable to our shareholders. Although our project was approved and the due diligence completed satisfactorily, the House Bank was unable to endorse our application as its credit lines were withdrawn and it was subsequently closed down. As such, we have suspended the development of our 100,000 tonnes per annum plant in Leuna, Germany and focused our energy in the European market with the smaller circa 50,000 tonnes per annum plants. With the change in strategy, any large scale plant to be built in Germany has been deferred into the European roll-out program. We are in the process of renegotiating the existing LOIs with the various German companies as well as negotiating new LOIs as part of the European roll-out program.

During November 2011, we signed a Letter of Intent relating to the construction and operation of a Synthetic Calcium Carbonate ("SCC") plant on the site of SKW Stickstoffwerke Piesteritz GmbH ("SKWP"). The plant, with planned production of 50,000 tonnes per annum will be situated on the Agro-Chemie Park, Piesteritz in Lutherstadt-Wittenberg, Germany. Feasibility should be completed by 31 December 2012.

SKWP is the largest producer of ammonia in Germany and is actively developing business on the Agro-Chemie Park. In addition to renting a suitable plot of land to CSME, and providing utilities and site services, SKWP will supply the CO2 required for this SCC plant.

Business Activity: Spain

In September 2009, we signed a Letter of Intent with Calcinor SA of Spain. Calcinor is Spain’s largest producer of lime, which is the principal raw material for CalciTech’s Synthetic Calcium Carbonate (SCC). The objective of this potential relationship is to build a plant at one of Calcinor’s sites.

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

Novaky, a renowned chemical conglomerate with a turnover of around $170 million, was founded in 1940. The company manufactures intermediate products such as electrolysis products, basic organic chemicals, vinyl chloride as well as end products manufactured from these intermediates and from polyvinyl chloride ("PVC"). Products are sold on both the domestic and the wider European market. Previously a state company, Novaky was partially privatized in 2001 when Canadian company Exall Resources was selected by the Slovak National Property Fund to buy a 40.97% stake in the company. With the entrance of the Slovak Republic into the EU, compliance with environmental standards has become critical. As such, Novaky approached us for use of our proprietary technology in solving their carbide lime related environmental problems.

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

Financing

We are currently financed through a loan facility, up to $3,000,000, from Epsom Asset Management Ltd (“Epsom”). In September 2007, Epsom agreed to convert $2,001,000 of the balance due under the credit facility agreement into our Common Shares on the basis of one share for each $0.29 of note. This conversion resulted in the issue of 6,900,000 Common Shares. In addition, in December 2007, Epsom agreed to convert a further $1,259,697 of the balance due under the credit facility agreement into our Common Shares on the basis of one share for each $0.30 of note. This conversion resulted in the issue of 4,198,990 Common Shares. In December 2007, Epsom agreed to extend the credit facility to August 30, 2009. In the third quarter of 2008, Epsom agreed to a temporary increase of the facility to $5 million up to December 31, 2008 in the absence of any new fund raising by placement of Common Shares. Epsom has extended the credit facility to November 30, 2013.

In addition, we had outstanding 6% convertible debenture notes, with a maturity date of December 31, 2009, which are only repayable in cash at our option. Holders of the debenture notes did not have such an option and may only convert into our Common Shares at a conversion price of $1.75 on the maturity date. This, therefore, had no effect on our liquidity.

During December 2008, all 6% convertible debenture holders with a value of $4,642,000 agreed to convert 50% of the capital with accrued interest to December 31, 2008, amounting to $2,321,000 into Common Shares of the Company at a price of $0.095 per share. The remaining debenture notes were extended until December 31, 2011 at an interest rate of 1.75% per annum, payable quarterly, with the right to convert into our Common Shares at $0.75 per share, amended from a conversion of $1.75 per share. We have the right, upon 10 days notice, without penalty, to repay all or any portion of the outstanding principal. These debenture notes have been further extended until December 31, 2012 with no change to their terms.

In December 2009, we authorized a new series of convertible debenture notes with an annual interest rate of 4% and a conversion rate of $0.40 per share for a period of two years from date of issue. All other terms and conditions are the same as the previous series of convertible notes. Epsom has converted $1,500,000 of its outstanding loan facility into these new notes.

In December 2010, Epsom agreed to convert $2,300,000 of its outstanding balance into $1,000,000 of the new series of 4% convertible debenture notes issued in 2009 and $1,300,000 into common shares of the Company at a price of $0.085 per share. This resulted in the issue of a further 15,294,118 of our Common Shares.

In December 2011, Epsom agreed to convert $1,000,000 of its outstanding balance into 8,100,000 ordinary shares of CSME at the par value of Euro 0.10 per share. This gives Epsom a 10.125% holding in CSME. Epsom further agreed to extend their 4% convertible debentures until March 31, 2014 with no other changes to the terms.

Revenue

During the fiscal year ended December 31, 2011 and the year ended December 31, 2010, we received revenues totalling $NIL and $NIL respectively from the sale of SCC samples. Only small sized samples are being sent out to potential customers for testing, especially in non-paper applications, for which it is customary not to charge clients. Please see the “Consolidated Statement of Comprehensive Income” and Item 3A, “Selected Financial Data”, and Item 5, “Operating and Financial Review and Prospects”, for more information.

Dependence on Customers and Suppliers

We are not dependent upon a single or a few customers or suppliers for revenues from our operations.

Project and Product Development

During the year ended December 31, 2007 and continuing through the fiscal year ended December 31, 2011, we moved out of the research and development stage and into the commercialization stage, and project and product development. Accordingly, we no longer expense project and development expenses. $494,000 spent in 2011 on project and product development appears on the Balance Sheet as an intangible asset.

We expensed $NIL on research and development in the year ended December 31, 2011 and $NIL in the year ended December 31, 2010.

Organizational Structure:The following is our organizational chart:

4C.	Property, Plant and Equipment

We rent our representative office facility in Switzerland and intend to continue to locate an office in Switzerland, but will reassess our need for future expansion to meet our business plan. CSME has temporary office facilities in Cheltenham, United Kingdom until its funding is completed and new offices are located.

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

Overview

We are currently in the process of commercialising our SCC based products. An important aspect of this commercialisation has been the building and commissioning of our small-scale production plant in Leuna, Germany. This small-scale plant was initially built for commercial purposes. It produces samples for all future plants, tests input materials from around the world and will provide the necessary training for staff to be employed in the future commercial plants. The small-scale plant has also been used in the design development of future commercial plants and has supported the development of a 100,000 tonnes per annum plant originally planned in Germany. However, as a result of the global financial crisis and difficulties in the banking sector in Germany, we were unable to secure financing for our planned 100,000 tonnes per annum plant. Currently, we have deferred the development of the planned 100,000 tonnes per annum plant in Germany, and through CSME, are looking to develop a number of circa 50,000 tonnes per annum plants throughout Europe.

The Company, through CSME, is now planning a matrix of plants in Europe and has made presentations to the European Investment Bank (“EIB”) to confirm that such projects will qualify under its technological innovation program for financial support. The Company’s financial advisors are currently in negotiations with a number of UK banks, in the context of the EIB borrowing for funding of all European plants. CSME is now envisioning a number of circa 50,000 tonnes per annum plants and these could be in Germany, France, Spain, the Benelux or the United Kingdom.

We are also evaluating new product developments for new market applications and testing various feedstocks. It is intended that the small-scale plant, now operated through CSME, will continue to test and trial all feed materials, and produce our sample material to support other projects in other regions.

We are currently financed through a loan facility, up to $3,000,000, from Epsom Asset Management Ltd. (“Epsom”). Epsom has extended the credit facility to November 30, 2013. In addition, we have outstanding convertible debenture notes, with a maturity date of December 31, 2011, which are only repayable in cash at our option. These notes, with the agreement of the holders have been extended with a maturity date of December 31, 2012 on the same terms as before Holders of the debenture notes do not have such an option and may only convert into our Common Shares at a conversion price of $0.75 on the maturity date. This, therefore, has no effect on our liquidity.

In December 2009, the Company authorized a new series of 4% convertible debenture notes with a conversion rate of $0.40 per share for a period of two years from date of issue. All other terms and conditions are the same as the previous series of convertible notes. Epsom has converted $1,500,000 of its outstanding loan facility into these new notes. These notes have been extended until December 31, 2012.

In December 2010, Epsom agreed to convert $2,300,000 of its outstanding balance into $1,000,000 of the new series of 4% convertible debenture notes issued in 2009 and $1,300,000 into common shares of the Company at a price of $0.085 per share. This resulted in the issue of a further 15,294,118 common shares.

In December 2011, Epsom agreed to convert $1,000,000 of its outstanding balance into 8,100,000 ordinary shares of CSME at the par value of Euro 0.10 per share. This gives Epsom a 10.125% holding in CSME.

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

Assets and liabilities are recorded on the basis that we will be able to realise our assets and discharge our liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments to the carrying values of assets and liabilities that might be necessary should we be unable to continue as a going concern. In addition, the majority of our assets are intangible assets. Our ability to recover the carrying value of our intangible assets is dependent upon our ability to raise additional funds sufficient for the commercial exploitation of these assets. The financial statements do not include any adjustment that would result if our efforts to secure additional funding for the commercialisation of our intangible assets described above are not successful.

5A.	Operating Results

The following discussion and analysis relates to items that have affected our results of operations for the years ended December 31, 2011, December 31, 2010, and December 31, 2009. The information contained in the table below should be read in conjunction with our consolidated financial statements and accompanying notes included in this Annual Report on Form 20-F.

	Year Ended December 31, 2011		Year Ended December 31, 2010		Year Ended December 31, 2009
Operating Revenue		$196,000	$	NIL	$	NIL
Cost of Revenues	$	NIL	$	NIL	$	NIL
Gross Margin		$196,000	$	NIL	$	NIL
Research and development expenses		$-0-		$-0-		$-0-
Project development expenses		$-0-		$-0-		$-0-
Product development expenses		$-0-		$-0-		$-0-
General and administrative expenses		$1,273,000		$699,000		$965,000
Operating Loss		$(1,077,000)		$(699,000)		$(965,000)
Net Loss Before Income Taxes		$(1,265,000)		$(869,000)		$(1,068,000)
Provision for Income Taxes		$(1,000)		$(1,000)		$(13,000)
Net Loss		$(1,266,000)		$(870,000)		$(1,081,000)

December 31, 2011 compared to December 31, 2010.

Revenue. We had revenues totalling $196,000 for the year ended December 31, 2011 compared to $NIL for the year ended December 31, 2010. There was no revenue from the sale of Synthetic Calcium Carbonate (“SCC”) samples during the year. Other revenue of $196,000 was a result of grant monies and other contributions received in the development of our Paper Sludge Ash technology.

Expenses. Product development and project development costs for the year ended December 31, 2011, remained at $NIL. Product development and project development expenditure of $494,000 (December 31, 2010: $551,000) was capitalised as an intangible asset. General Administrative expenditure increased from $699,000 to $1,273,000. This was as a result of CSME development costs increasing from $49,000 to $711,000 whilst the same costs for all other group companies decreased from $650,000 to $562,000. Salaries and charges increased from $168,000 to $202,000 and legal fees increased from $23,000 to $42,000 during the year. These increases were mainly due to the continuing development of the Company’s European licensee and its commercialization program. Interest charges have increased from $142,000 to $175,000. Even though we are now firmly engaged in the commercialisation stage, project and product development continue but are recorded as Intangible Assets.

Net Loss. The net loss in year ended December 31, 2011 increased to $1,266,000. In the year ended December 31, 2010 it was $870,000.

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

Interest Rate Sensitivity

We are not currently subject to adverse movement in interest rates because our credit facilities are fixed at an interest rate of 1.50% and Convertible Debentures at an interest rate of 1.75% and 4.00%. The credit facility agreement requires repayment on November 30, 2013. We may redeem the Convertible Debentures before December 31, 2012. We do not currently engage in hedging transactions designed to manage interest rate fluctuation risks.

5B.	Liquidity and Capital Resources

As of December 31, 2011, our working capital deficiency decreased to $805,000 from the working capital deficiency of $2,823,000 on December 31, 2010. Cash deposits were up to $35,000 and current liabilities were down $2,043,000 on December 31, 2011.

As of December 31, 2010, our working capital deficiency increased to $2,823,000 from the working capital deficiency of $577,000 on December 31, 2009. Cash deposits were down to $18,000 and current liabilities were up $2,181,000 on December 31, 2009.

As of December 31, 2009, our working capital deficiency decreased to $577,000 from the working capital deficiency of $744,000 on December 31, 2008. Cash deposits were down to $22,000 and current liabilities were down $167,000 on December 31, 2008.

We are partially financed through a credit facility from Epsom Asset Management Ltd. (“Epsom”). This credit facility was originally issued by Epsom Investment Services, N.V., but was assigned to Epsom Asset Management Ltd. in November 2008 following a reorganization of the Epsom Group. The credit facility agreement with Epsom to provide up to $5,000,000 was re-negotiated during February 2003 whereby the maximum amount of draw down was reduced to $2,500,000 with a reduction in interest charged to 7.5% per annum. Pursuant to an addendum to the credit facility agreement dated August 2006, effective as of February 2006 Epsom no longer has a right to convert outstanding balance into our Common Shares. The credit facility has been extended several times, and as of September 10, 2012, the credit facility has been extended until November 30, 2013.

From time to time, the balance of this facility has been reduced by the mutually agreed conversion of the balance into our Common Shares, in order to provide on-going working capital. During February 2005, Epsom agreed to convert part of this facility into equity for $1,400,000. As at February 28, 2006, $213,000 of this facility had been drawn down. In September 2007, Epsom agreed to convert $2,001,000 of the balance due under the credit facility agreement into our Common Shares on the basis of one share for each $0.29 of note. This conversion resulted in the issue of 6,900,000 of our Common Shares. In addition, in December 2007, Epsom agreed to convert a further $1,259,697 of the balance due under the credit facility agreement into our Common Shares on the basis of one share for each $0.30 of note. This conversion resulted in the issue of 4,198,990 of our Common Shares. In December 2007, Epsom agreed to extend the credit facility to August 30, 2009. As at December 31, 2008, with the prior written consent of Epsom, the facility was temporarily extended by $2,936,000 (December 31, 2007: $1,630,000 available). A restructuring of the debt in order to make available additional working capital was completed on June 2009. Epsom increased the credit facility to $3,000,000 and extended it until November 30, 2013.

In addition, we have outstanding convertible debenture notes. During December 2008, all 6% convertible debenture holders with a value of $4,642,000, agreed to convert 50% of the capital with accrued interest to December 31, 2008, amounting to $2,321,000 into our Common Shares at a price of $0.095 per share. The remaining debenture notes were extended until December 31, 2011 at an interest rate of 1.75% per annum, payable quarterly, with the right to convert into our Common Shares at $0.75 per share, amended from a conversion of $1.75 per share. We have the right, upon 10 days notice, without penalty, to repay all or any portion of the outstanding principal.

In December 2009, we authorized a new series of 4% convertible debenture notes with a conversion rate of $0.40 per share for a period of two years from date of issue. All other terms and conditions are the same as the previous series of convertible notes. Epsom converted $1,500,000 of its outstanding facility into these new notes.

In December 2010, Epsom agreed to convert $2,300,000 of its outstanding balance into $1,000,000 of the new series of 4% convertible debenture notes issued in 2009 and $1,300,000 into our Common Shares at a price of $0.085 per share. This resulted in the issue of a further 15,294,118 of our Common Shares. These debenture notes were extended until December 31, 2012 with no other changes to the terms.

In December 2011, Epsom agreed to convert $1,000,000 of its outstanding balance into 8,100,000 ordinary shares of CSME at the par value of Euro 0.10 per share. This gives Epsom a 10.125% holding in CSME.

Given the cash on hand of $35,000, together with working capital credit facility and the continuing control of expenses, we believe that we have sufficient working capital to maintain our administrative operations and obligations for the next 12 months. We have received assurances from the provider of this credit facility that it will continue to keep this credit facility available for this period. However, to implement our current business plan and develop commercial production of the SCC products, this credit facility would be insufficient and further funding would be required. We will need additional capital to finance the development of the commercial plants. We have commenced discussions with a number of AIM market adviser brokers to secure the appropriate funding and an admission of CSME, to the AIM.

We will need approximately Euro 27.50 million for our first full-scale plant. The construction of these plants will be financed by a combination of grants from the European Structural fund for up to 50% of the capital expenditure, funding from the European Investment Bank and the remainder from arrangements made by the Company and by the Company’s house bank. Where state guarantees are also available these will be sought.

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

5C.        Research and Development, Patents and Licenses, etc.

We expensed $NIL in the year ended December 31, 2011 and $NIL in the year ended December 31, 2010 on research and development.

5D.         Trend Information

Revenue from the principal activity commenced for trial purposes since the year ended February 29, 2004. At the present time, we have not generated any revenue from producing SCC on a commercial scale and have incurred substantial losses due to expenses associated with our close of past Trylene and Acetylene Gas businesses and research and development expenses.

5E.         Off Balance Sheet Arrangements

None.

5F.          Tabular Disclosure of Contractual Obligations

Contractual obligations for the fiscal year ended December 31, 2011are disclosed as follows:

	Dec 31, 2011	Payments Due by Period
	Total	< 1 year	1-3 years	4-5 years	> 5 years
Contractual Obligations	$	$	$	$	$

Credit facility	1,520,000	0	1,520,000	0	0
Convertible debentures	0	0		0	0
Debenture Interest payable	0	0		0	0
Equipment leasing	0	0		0	0
Property rental	0	0	0	0	0

Total Contractual Cash Obligations	1,520,000	0	1,520,000	0	0

We categorized our contractual obligations based on the following:

Credit facility. This is the balance on the credit facility with Epsom as at December 31, 2011. It is not repayable until November 2013 and is therefore a non-current liability. Under the original credit facility agreement with Epsom, any outstanding balance due under the credit facility agreement can be converted in part or in whole into our Common Shares at any time at the option of Epsom. The conversion price is equal to 80% of the trading price per share of our Common Share on the date such note was made or additional advances were made. In December 2011, Epsom agreed to convert $1,000,000 of its outstanding balance under the credit facility into 8,100,000 ordinary shares of CSME at the par value of Euro 0.10 per share.

Convertible Debentures. Debenture holders were offered and accepted new debentures with a maturity date of December 31, 2012, and falls into the 1-3 year(s) period.Epsom agreed to extend their 4% convertible debentures until March 31, 2014.

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

At our Annual General Meeting of Shareholders held on December 31, 2011 the Board of Directors were elected.

Name	Age	Positions Held	Period

Roger A. Leopard	70	Director President and Chief Executive Officer	June 2001-Present February 2000 – Present

Michael J.B. Brickell	71	Director	March 2010 – Present

John O’Kelly-Lynch	53	Director	January 2012 - Present

Roger A. Leopard. Mr. Leopard is our Chief Executive Officer, President and Director. Mr. Leopard is a Chartered Accountant, initially with Deloittes until leaving the profession in 1966 to join The Great Universal Stores as Assistant Treasurer. He played a key role in the development of the corporation’s financial services division. In 1976, Mr. Leopard was appointed Vice President of Finance of the CIG Group, a computer leasing and related product marketing and service operation with diversified European operations. He was subsequently appointed Chairman of the Board and Chief Executive of CIG Group’s U.S. listed parent company. During this period, he specialized in innovative methods of financing a wide range of businesses and was involved in early stage company development and finance. This involved the arranging of funding for many commercial organizations in North America, Europe and Russia. Before becoming our director, Mr. Leopard was a director of Epsom Asset Management Ltd. Upon his appointment, he resigned from this position and is no longer involved with Epsom Asset Management Ltd

Michael J.B. Brickell. Mr. Brickell is a Chartered Accountant and has over 40 years of experience at senior management levels in business enterprises in England, Europe and North America. He was formerly with The Great Universal Stores Ltd and a director of a number of subsidiary companies, both in the UK and continental Europe. Mr. Brickell was also President and COO of Holt, Renfrew & Co. Ltd. a leading fashion stores group operating throughout Canada. He is currently an owner and Chairman of Cotswold Collections Limited, a retail mail order company in England, and Deputy Chairman and non-executive director of Industrial Minerals Corporation, an Australian listed company involved in the exploration and production of mineral sands in the USA.

John O'Kelly-Lynch. Born in Ireland in 1959, John moved to Bermuda in 1982 to work with KPMG. A Fellow of the Institute of Chartered Accountants in Ireland, John joined a private shipping and venture capital group in 1984 as CFO. During the 80s and the 90s he was actively involved in many US based venture capital projects and over the years has served in senior finance related roles for various international shipping and oil companies before forming Delphi in 1997. John sits on the board of the funds that are managed by Delphi and also holds directorships in various investment holding, and publicly listed companies in Bermuda. He is former Chairman of the Bermuda Shipping Association and a Board Member of the Association of Bermuda International Companies.

Both John M. Smith and Dr. Howard E. Browning stepped down as directors on December 31, 2011.

6B.        Compensation

During our fiscal year ended December 31, 2011, we paid an aggregate of $187,000 in compensation to our directors and officers as a group for services in all capacities. We did not make any payments for pension or retirement plans for officers and directors.

Directors’ Compensation

Directors, who are not our employees, are compensated by stock options and $1,000 for each board meeting attended, in addition to travel expenses. Directors, who are also our officers, do not receive additional compensation for serving as Directors.

Executive Compensation

The following table sets forth the aggregate cash compensation paid for the past fiscal year for executive compensation:

SUMMARY COMPENSATION TABLE

						Long Term Compensation
		Annual Compensation		Awards		and Payouts
					Securities
Name and	Fiscal	Cash	Other Annual	Restricted	Underlying	LTIP	All Other
Principal Position	Period	Compensation	Compensation	Stock	Options	Payouts	Compensation
		$	$	Award(s)	#	$	$

Roger A. Leopard	Dec 2011	153,000	Nil	Nil	1,250,000	Nil	Nil
C.E.O. & President, Director

Michael J.B. Brickell	Dec 2011	22,598	Nil	Nil	Nil	Nil	Nil
Director

Howard E. Browning	Dec 2011	10,546	Nil	Nil	Nil	Nil	Nil
Director

STOCK OPTIONS

On October 1, 2003, our board of directors approved our Stock Option Plan (the “Option Plan”), which was approved by our shareholders on February 24, 2004. The Option Plan offers selected employees, directors, officers, and consultants the opportunity to acquire our common shares, and serves to encourage such persons to remain employed by us and to attract new employees

As of December 31, 2011, stock options to purchase a total of up to 7,000,000 shares have been granted and remain outstanding under the Plan, leaving 13,093,320 options available for issuance. All previous grants of option-based awards are taken into account when considering new grants.

6C.         Board Practices

Our Directors serve a one-year term and are elected at the Annual General Meeting of Shareholders. At the Annual General Meeting of Shareholders, held on May 22, 2012 the shareholders elected Messrs. Roger A. Leopard, Michael J.B. Brickell, and John O’Kelly-Lynch. Our officers are elected by the Board to serve at the pleasure of the Board. We have no contracts with any of our Directors that provide for payments upon termination.

During the period ended December 31, 2011, Messrs. Brickell and Smith comprised the Audit Committee and Messrs Leopard and Browning comprised the Compensation Committee. The primary functions of the Audit Committee are to review the scope and result of the audit performed by our independent accountants, our internal accounting controls, non-audit services performed by the independent accountants and the cost of accounting services. The Compensation Committee reviews all compensation proposed for senior management and Board members.

6D.         Employees

Our subsidiary, CalciTech Group Services SA, has no full-time employees and no part-time employees located in Switzerland. We have one (1) officer located in Switzerland: Mr. Leopard. CalciTech Synthetic Minerals Europe Ltd. has three (3) full-time employees and no part-time employees located in Germany and one (1) full-time employee based in the United Kingdom. We and our other subsidiaries do not have employees.

6E.         Share Ownership

The following table sets forth the share ownership of our Officers and Directors as of date of October 31, 2012.

	Dec 31, 2011
	Number of
	Shares	Percent

Roger A. Leopard (non-beneficial)	1,468,125	0.73%
Michael J.B. Brickell	250,000	0.12%
John O’Kelly-Lynch	0	0.00%

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

During the fiscal year ended December 31, 2011, we issued NIL share options. The Balance of outstanding options held by directors is shown in the table below:

Outstanding Options

Name	Shares Underlying Options	Exercise Price	Purchase Price, if any	Expiration Date

Roger A Leopard	750,000	$0.30	-	February 28, 2013
	500,000	$0.27	-	October 10, 2013
	500,000	$0.095	-	December 30, 2013

M.J.B. Brickell	250,000	$0.095		January 26, 2015

J. O’Kelly-Lynch	250,000	$0.095		May 21, 2017

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

Based solely on the information contained in the Schedule 13G/A filed with the SEC on February 9, 2011, New Star Institutional Managers, Ltd., Family UT Asset Trust, Gregor Logan, Mark Beale, Ian Bettie, Timothy Bray, Keith Brown, Howard Covington, John Duffield, Anna Kirk, Richard Lewis, Rupert Francis James Henry Ruvigny, and Deborah Weeke, shared voting power over 6,338,000 shares, which represents 3.15% of our outstanding Common Shares at December 31, 2011.

During November 2009, CalciTech was advised that a Schedule 13G had been filed by Envirinvest Ltd., reporting that it beneficially owns 12.16% of CalciTech’s Common Stock. Envirinvest Ltd. is a European private investment fund with particular emphasis on environmental and sustainable technologies. They have been a shareholder and supporter of us since 2002 and substantially increased their stake in the 2009 restructuring of CalciTech previously announced.

As of December 31, 2011, there were 3,100 record holders of Common Shares in the United States representing approximately 85.1% of the total shareholders as reported to be held in the records of Computershare Trust Company, the Registrar and Transfer Agent for the Common Shares.

7B.         Related Party Transactions

The amount paid to our shareholders, directors and officers and their related companies for consulting and other services totaled $426,000 and $684,000 for the year ended December 31, 2011 and for the year ended December 31, 2010 respectively.

In the financial year ended December 31, 2011, this amount included $187,000 paid to directors and $197,000 paid to EuroHelvetia Trust Co S.A. In the financial year ended December 31, 2010, this amount included $258,000 paid to directors ($259,000 in the period ended December 31, 2009) and $426,000 paid to EuroHelvetia Trust Co S.A. ($222,000 in the period ended December 31, 2009), who were contracted by us to act as our exclusive financial advisors. EuroHelvetia charge their fees for work related to advice on private placements, fund raising and project finance. Roger A. Leopard, our Chief Executive Officer and President, is also a director of EuroHelvetia Trust Co S.A. EuroHelvetia also provides administration of Epsom.

The fees and services were approved by the independent directors.

7C.        Interest of Experts and Counsel.

Not Applicable.

Item 8.            Financial Statements

8A.         Consolidated Statements and Other Financial Information

We have attached the following financial statements to this Annual Report:

•	Auditors’ Report.

•	Consolidated Statement of Financial Position as of December 31, 2011, December 31, 2010, and December 31, 2009.

•	Consolidated Statement of Comprehensive Income for the years ended December 31, 2011, December 31, 2010, and December 31, 2009.

•	Consolidated Statement of Shareholders’ (Deficit) Equity for the years ended December 31, 2011, December 31, 2010, and December 31, 2009.

•	Consolidated Statement of Cash Flows for the years ended December 31, 2011, December 31, 2010, and December 31, 2009.

•	Notes to Consolidated Financial Statements.

Dividend Policy

We have never paid any dividends and do not intend to in the near future.

8B.         Significant Changes

None.

Item 9.            The Offer and Listing

9A.         Price History of Stock

Until January 19, 2005, our Common Shares were listed in Canada on the TSX Venture Exchange (“TSX”), under the symbol CLK and in the United States on the OTC Electronic Bulletin Board (“OTCBB”), under the symbol CLKTF.OB. On May 15, 2002, our shares were approved to trade on the Third Segment of the Frankfurt Stock Exchange in Germany, under the symbol XCH. However, following our voluntary delist from the TSX, our Common Shares no longer have a quotation on the Freiverkehr. In July 2005, our Common Shares were approved for listing on the OFEX under the symbol CLK. Due to the high costs of maintaining this listing, our Common Shares were withdrawn from OFEX in December 2008.

As a result of our failure to timely file our Form 20-F for our fiscal year ended December 31, 2011 with the Securities and Exchange Commission ("SEC"), our stock ceased tradining on the OTCBB and began trading on the OTC Markets Pink Sheets (the “Pink Sheets”). Our trading symbol has remained unchanged as "CLKTF". We anticipate that upon filing of our Form-20-F for our fiscal year ended December 31, 2011 with the SEC, we will seek sponsorship for the resumption of trading on the OTCBB.

The high and low prices for our Common Shares expressed in United States dollars quoted on the OTCBB for the last six (6) months, each quarter for the last two (2) fiscal years and annually for the last five (5) years are as follows:

	OTC Bulletin Board		OFEX
	US$	US$	UK£	UK£
Last Nine Months	High	Low	High	Low
September 2012	$0.007	$0.0041	N/A	N/A
August 2012	$0.006	$0.004	N/A	N/A
July 2012	$0.009	$0.004	N/A	N/A
June 2012	$0.0375	$0.005	N/A	N/A
May 2012	$0.04	$0.021	N/A	N/A
April 2012	$0.0475	$0.02	N/A	N/A
March 2012	$0.06	$0.012	N/A	N/A
February 2012	$0.06	$0.03	N/A	N/A
January 2012	$0.06	$0.055	N/A	N/A

2011	High	Low	High	Low
4th QTR ended December 31, 2011	$0.08	$0.02	N/A	N/A
3rd QTR ended September 30, 2011	$0.095	$0.05	N/A	N/A
2nd QTR ended June 30, 2011	$0.10	$0.05	N/A	N/A
1st QTR ended March 31, 2011	$0.085	$0.055	N/A	N/A

2010	High	Low	High	Low
4th Qtr ended December 31, 2010	$0.10	$0.05	N/A	N/A
3rd Qtr ended September 30, 2010	$0.10	$0.06	N/A	N/A
2nd Qtr ended June 30, 2010	$0.10	$0.06	N/A	N/A
1st Qtr ended March 31, 2010	$0.10	$0.05	N/A	N/A

Period	High	Low	High	Low
2011 Annual	$0.10	$0.02	N/A	N/A
2010 Annual	$0.10	$0.05	N/A	N/A
2009 Annual	$0.12	$0.02	N/A	N/A
2008 Annual	$0.29	$0.20	£0.15	£0.01
2007 Annual	$0.56	$0.16	£0.25	£0.11

9B.         Plan of Distribution

Not Applicable.

9C.         Markets

Our Common Shares currently trade on the OTC Markets Pink Sheets under the symbol CLKTF. Up until January 19, 2005, our Common Shares were listed in Canada on TSX, when delisting from this exchange was formalized. With effect from May 15, 2002, our Common Shares have been listed in Germany on the Third Segment of the Frankfurt Stock Exchange under the symbol XCH. However, following our voluntary delist from the TSX-V, our shares no longer have a quotation on the Freiverkehr. In July 2005, our Common Shares were approved for listing on the PLUS Markets (then still named OFEX) under the symbol CLK. Due to the high cost of maintaining this listing and the lack of market makers provided by the PLUS markets, we decided to delist our shares in December 2008.

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

Shareholders

An Annual General Meeting of Shareholders shall be held once in every year at such time and place as may be determined by the Directors. Notice of the meeting must be given not less than twenty-one (21) nor more than fifty (50) days prior to the noticed meeting. A quorum at an Annual General Meeting and Special Meeting shall be two shareholders. There is no limitation imposed by the laws of Bermuda or by our charter or other constituent documents on the right of a non-resident to hold or vote Common Shares.

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

10C.       Material Contracts

Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated February 27, 1998. On February 28, 1998, we entered into a credit facility agreement of up to $2,330,000 with Epsom Investment Services N.V. bearing interest at 8% per annum and a repayment date of 2000. In November 2008, Epsom Investment Services, N.V., assigned the credit facility to Epsom Asset Management Ltd. (“Epsom”) following a reorganization of the Epsom Group. The credit facility has been amended several times over the years. Currently, the revolving 1.75% credit facility is for $3,000,000 of which $1,520,000 is owing as of December 31, 2011. The credit facility is due on November 30, 2013.

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

10E.        Taxation

There are no income, profits, capital gains, sale of goods, death, or inheritance taxes in Bermuda. Exempted companies, such as us, pay annual fees to the Bermuda government, which are determined by the amount of their share capital. Although the United States and the United Kingdom of Great Britain and Northern Ireland (on behalf of Bermuda) signed a mutual assistance and insurance tax agreement on July 11, 1986, the agreement does not provide for the withholding of taxes on the distribution of dividends to United States taxpayers. While the convention provides for the sharing of information, it primarily deals with the taxation of insurance premiums paid by United States residents to insurance companies domiciled in Bermuda.

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

Special United States Federal Income Tax Considerations

Passive Foreign Investment Company. Management has determined that we have not been a passive foreign investment company ("PFIC") for United States federal income tax purposes for prior taxable years and believe that we will not be treated as a PFIC for the current and future taxable years, but this conclusion is a factual determination made annually and thus subject to change. We will be a PFIC with respect to a U.S. Investor if, for any taxable year in which such U.S. Investor held our Common Shares, either (i) at least 75% of our gross income for the taxable year is passive income, or (ii) at least 50% of our assets are attributable to assets that produce or are held for the production of passive income. In each case, we must take into account a pro rata share of the income and the assets of any company in which we own, directly or indirectly, 25% or more of the stock by value (the "look-through" rules). Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets that produce passive income. Because we are not publicly traded as defined under the statute and regulations governing PFICs, and are not a controlled foreign corporation ("CFC"), we would apply the 50% asset test based on fair market values unless we elect to use the adjusted tax bases of our assets.

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

Not Applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

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

CalciTech management assessed the effectiveness of CalciTech’s internal control over financial reporting as of December 31, 2011 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework, Guidance for Smaller Public Companies. Based on this assessment, management believes that, as of December 31, 2011, CalciTech’s internal control over financial reporting was effective.

(c) Attestation Report of the Registered Public Accounting Firm.

Not Applicable.

(d) Changes in Internal Control over Financial Reporting.

None.

Item 16.

16A        Audit Committee Financial Report

There are currently two members on the Audit Committee. Mr. Michael J.B. Brickell and Mr. John O’Kelly-Lynch constitute the members of the Audit Committee. Both Mr. Brickell and Mr. O’Kelly-Lynch are independent directors. Due to the size of the Audit Committee, the Board has not determined that a member of the Audit Committee is qualified as an Audit Committee Financial Expert.

16B        Code Of Ethics

We currently in the process of adopting a "code of ethics" which will apply to our principal executive officer, principal financial officer, and principal accounting officer. When adopted, our code of ethics will be available on our website at www.calcitech.com.

16C        Principal Accountant Fees And Services

The independent auditor for the fiscal year ended December 31, 2011 was Reeves & Co. For the fiscal years ended December 31, 2010and December 31, 2009 the independent auditor was HW Fisher & Co.

Audit Fees

The aggregate fees billed by Reeves & Co LLP for professional services rendered for the audit of our annual financial statements on Form 20-F for the fiscal year ended December 31, 2011 was $35,000.

The aggregate fees billed by HW Fisher & Co for professional services rendered for the audit of our annual financial statements on Form 20-F for the fiscal year ended December 31, 2010 was $45,000.

The aggregate fees billed by HW Fisher & Co for professional services rendered for the audit of our annual financial statements on Form 20-F for the fiscal year ended December 31, 2009 was $50,000.

Audit-Related Fees

The aggregate fees billed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of our financial statements for the year ended December 31, 2011 was $NIL, December 31, 2010was $NIL and December 31, 2009was $ NIL

Tax Fees

The aggregate fees billed for tax compliance, tax advice and tax planning rendered by our independent auditors for the fiscal year ended December 31, 2011 was $1,000, December 31, 2010was $NIL, and December 31, 2009was $NIL.

All Other Fees

The aggregate fees billed for all other professional services rendered by our independent auditors for the fiscal year ended December 31, 2011 was $NIL, December 31, 2010was $NIL, and December 31, 2009was $NIL.

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

16E        Purchases Of Equity Securities By The Issuer And Affiliated Purchasers

None.

Part III

Item 17. Financial Statements

The following Financial Statements pertaining to us are filed as part of this Annual report:

•	Auditors’ Report.

•	Consolidated Statement of Financial Position as of December 31, 2011, December 31, 2010, and December 31, 2009.

•	Consolidated Statement of Comprehensive Income for the years ended December 31, 2011, December 31, 2010, and December 31, 2009.

•	Consolidated Statement of Shareholders’ (Deficit) Equity for the years ended December 31, 2011, December 31, 2010, and December 31, 2009.

•	Consolidated Statement of Cash Flows for the years ended December 31, 2011, December 31, 2010, and December 31, 2009.

•	Notes to Consolidated Financial Statements.

Item 18. Financial Statements

See Item 17.

Item 19. Exhibits

Exhibit No	Name

1.1	Articles of Kemgas Ltd. (1)

1.2	Altered Memorandum of Kemgas. (1)

1.3	Altered Memorandum of Kemgas, dated July 29, 1994 (2)

1.4	Certificate of Continuance to Bermuda, dated February 13, 1995 (2)

1.5	Bye-Laws of Kemgas, as adopted June 1995 (2)

1.6	Certificate of Incorporation on Change of Name dated September 11, 2000 (3)

1.7	Certificate of Deposit of Memorandum of Increase of Share Capital, dated January 5, 2010 (6)

4.1	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated February 28, 2005 (4)

4.2	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated April 2006 (5)

4.3	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated August 15, 2006 (5)

4.4	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated February 25, 2009 (6)

4.5	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated March 31, 2010 (6)

4.6	Form of 5% Convertible Debenture due February 28, 2005 (4)

4.7	Form of Addendum to 5% Convertible Debenture Due February 28, 2005 (4)

4.8	Addendum to Credit Facility dated September 10, 2012*

8.1	List of Subsidiaries (4)

10.1	CalciTech Ltd. Stock Option Plan*
12.1	Certification of the Principal Executive and Financial Officer under the Sarbanes-Oxley Act*

13.1	Certification under Section 1350*

*	To be filed herewith
(1)	Previously filed with Registration Statement on Form 20-F under the Securities Exchange Act of 1934 on June 29, 1992.
(2)	Previously filed with the Form 20-F submitted for the fiscal year ended February 28, 1997.
(3)	Previously filed with the Form 20-F submitted for the fiscal year ended February 29, 2000.
(4)	Previously filed with the Form 20-F submitted for the fiscal year ended February 28, 2005.
(5)	Previously filed with the Form 20-F submitted for the fiscal year ended February 28, 2006.
(6)	Previously filed with the Form 20-F submitted for the fiscal year ended December 31, 2009.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

DATED: December 7, 2012	CALCITECH LTD.

	By:	/s/ Roger A. Leopard
Roger A. Leopard
President and Chief Executive Officer

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

Dear Shareholder,

I have pleasure in presenting the audited accounts of CalciTech Ltd. for the year ended December 31, 2011 and firstly comment on these.

There was no revenue from the sale of Synthetic Calcium Carbonate (“SCC”) samples during the year. Other revenue of $195,560 was a result of grant monies and other contributions received in the development of our Paper Sludge Ash technology.

The development of projects and products has continued during the past year. This has resulted in the further capitalization of $550,662. As was the case last year, $NIL project and product development expenses were charged to the profit and loss account.

During 2011, your Company has continued development work to commercialise its process through CalciTech Synthetic Minerals Europe Ltd. (“CSME”), the Company’s subsidiary and European licensee. General Administrative expenditure increased from $699,176 to $1,272,445. This was as a result of CSME development costs increasing from $48,285 to $707,254 whilst the same costs for all other group companies decreased from $650,890 to $562,585.

In this current year, your Company has continued to focus on developing CSME to become an independent operation. CSME is concentrating on funding strategies to complete its early projects based on the first-of-a-kind technology. In view of the unique process technology, the Company is developing innovative funding strategies to deal with the first plant construction. This is a challenging task with current financial markets so uncertain, particularly in Europe. However, opportunities are still available and particularly so for a situation like ours, where we meet a number of the criteria interesting to professional investors today. In December 2011, Epsom Asset Management Ltd. agreed to convert $1,000,000 of its outstanding credit facility balance into 8,100,000 ordinary shares of CSME at the par value of Euro 0.10 per share. This gives Epsom a holding of 10.125% in CSME.

The Securities & Exchange Commission (“SEC”) implemented new filing requirements, first outlined in late 2008 and introduced for financial years ending in 2011. The SEC now requires foreign registrant companies to file their audited financial statements and Form 20-F four months after year end rather than six months. Your Company was unaware of this change until early May 2012 when it was preparing for its audit to meet the previous June 30 filing date. As a result we were unable to meet our filing date of April 30 resulting in our share quotation being moved to the OTC Link (formerly “Pink Sheets”) where the shares continue to trade at low volume.

In view of the requirement for a Public Company Accounting Oversight Board (“PCAOB”) registered auditor for the Company and the inability to agree realistic audit fees, your Board decided to make a change of auditors and appointed Reeves & Co. LLP of London, United Kingdom. Reeves & Co. LLP have been PCAOB registered auditors since 2006 and conduct a number of similar audits. The audit and filing of CSME’s financial statements for 2011 was completed on September 27, 2012. We are pleased to appoint Reeves & Co. LLP as auditors to the CalciTech Group.

In December 2011, after many years service, both Mr. John Smith and Dr. Howard Browning retired as directors of the Company. I would like to thank them for the invaluable contribution that they have made. Your Company has sought to appoint a Bermudan resident director to its board for sometime. In January 2012, we were pleased to welcome John O’Kelly Lynch to our Board of Directors in a non executive capacity. His appointment was confirmed by shareholders at the Annual General Meeting held in May 2012. John, a Fellow of the Institute of Chartered Accountants in Ireland, is a long time resident of Bermuda. He is managing director of Atlantic Corporate Management Ltd. and they have taken over as your Company’s registered agent in Bermuda.

F-2

Completion of the CSME funding process will allow your Company to concentrate on further territorial licenses where a considerable amount of development work has been carried out. This will require our raising additional funds in the territories to complete projects and we will also look to raise further equity, most likely in the US markets to support the equity calls to participate in these ventures.

R.A. Leopard

President & CEO

Report of Independent Auditors

CalciTech Ltd

To the shareholders and board of directors of CalciTech Ltd

We have audited the accompanying consolidated statement of financial position of CalciTech Limited as of December 31, 2011, upon our appointment on October 12, 2012, the related consolidated statement of comprehensive income, statement of shareholders’ equity and statement of cash flows for the year ended December 31, 2011. The accompanying statements for the two years ended December 31, 2010 were audited by the predecessor auditors, HW Fisher.

We conducted our audit in accordance with International Standards on Auditing and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CalciTech Ltd as of December 31, 2011 and December 31, 2010 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Uncertainty over carrying value of the Intangible assets

As disclosed in note 2.1 the ability of the Group to recover the carrying value of the intangible assets is dependent upon the Group’s ability to raise sufficient funds to build the production plants required for the commercial exploitation of its intangible assets. The Directors have commenced discussions to secure the appropriate funding. The Directors remain confident that they will secure the appropriate funding to commercially exploit the intangible assets. However as of this date, such funding has not been secured and therefore there is a significant possibility that commercialisation cannot proceed and that ultimately the intangible assets may not recover the amounts at which they are stated in the financial statements. These conditions along with other matters explained in the financial statements indicate the existence of a material uncertainty which may cast significant doubt on the carrying value of the intangible assets of the Group. The financial statements do not include any adjustments that would result if the Group was unable to secure the appropriate funding for the commercial exploitation of the intangible assets.

Going concern

As disclosed in note 2.1 to the financial statements, the Group has incurred losses for the years ended 31 December 2011, 31 December 2010 and 31 December 2009, and negative cash flows from operations for the years ended 31 December 2010 and 31 December 2009. These matters raise doubt about the ability of the Group to continue as a going concern. Management plans in regards to these matters are described in Note 2.1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

UK Statutory Auditors & Chartered Accountants

/s/ Reeves & Co. LLP

Reeves & Co. LLP

24 Chiswell Street

London

United Kingdom

Date: 15 November 2012

CALCITECH LTD

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2011, December 31, 2010 and December 31, 2009

(amounts in thousands of US dollars)

		Year to	Year to	Year to
ASSETS	Notes	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009
		$	$	$
Current assets
Cash and cash equivalents	2.6 and 11	35	18	22
Receivables, prepaid expenses and other current assets	3	62	104	165

Total current assets		97	122	187

Non-current assets
Property, plant and equipment	2.7 and 4	970	1,019	1,023
Intangible assets	2.8 and 5	8,666	8,471	6,996

Total non-current assets		9,636	9,490	8,019

TOTAL ASSETS		$9,733	$9,612	$8,206

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2011, December 31, 2010 and December 31, 2009

(amounts in thousands of US dollars, except per share data)

LIABILITIES & SHAREHOLDERS' EQUITY		year to	year to	year to
	Notes	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009
		$	$	$
Current liabilities
Trade and other payables		624	384	498
Accruals		278	178	168
Tax provisions	2.13	0	0	13
Hire Purchase Agreement - current portion	2.18 and 7	0	0	85
Convertible debenture notes	2.15 and 8	0	2,383	0

Total Current Liabilities		$902	$2,945	$764

Non Current Liabilities
Credit facility	6	1,520	1,121	797
Convertible debenture notes	2.15 and 8	2,218	0	1,409

Total Non Current Liabilities		$3,738	$1,121	$2,206

Total liabilities		$4,640	$4,066	$2,970

Shareholders' Equity	9
Common stock, Cdn $ 0.001 par value; 300,000,000 shares authorised; issued & fully paid 200,933,204 at December 31, 2011, (200,933,204 at December 31, 2010) (185,639,086 at December 31, 2009)		1,899	1,899	1,898
Share premium, holders' options outstanding on credit facility and contribution surplus		49,731	49,731	48,652
Convertible debentures – equity component	8	2,630	2,465	2,412
Accumulated deficit during the development stage		(49,610)	(48,344)	(47,474)

Cumulative foreign currency translation adjustments		(557)	(205)	(252)

Total Amounts Attributable to the owners of the parent		4,093	5,546	5,236

Amounts attributable to minority interest	9.5	1,000	0	0

Amounts attributable to the owners		5,093	5,546	5,236

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY		$9,733	$9,612	$8,206

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2011,

the year ended December 31, 2010,

and the year ended December 31, 2009,

(amounts in thousands of US dollars, except per share data)

		year to	Year to	year to
	Notes	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009
		$	$	$

Revenues	2.19	196	0	0
Cost of revenues		0	0	0

Gross profit		196	0	0

General and administrative expenses	15	1,273	699	965

Operating loss		(1,077)	(699)	(965)

Interest on convertible debenture		(13)	(28)	0
Interest expense	15	(175)	(142)	(103)
Loss before income taxes		(1,265)	(869)	(1,068)

Provision for income taxes	2.13	(1)	(1)	(13)
Net Loss		$(1,266)	$(870)	$(1,081)

Other Comprehensive Income
Exchange differences on translation foreign operations	2.5	$(352)	47	78

TOTAL COMPREHENSIVE INCOME		(1,618)	(823)	(1,003)

Net loss per share:
Basic		$(0.008)	$(0.004)	$(0.005)

Shares used in net loss per share calculation:
Basic		200,933,204	200,933,204	185,639,086

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD

CONSOLIDATED STATEMENT OF SHAREHOLDERS' (DEFICIT) EQUITY

For the year ended December 31, 2011,

the year ended December 31, 2010,

and the year ended December 31, 2009

(amounts in thousands of US dollars except number of shares)

	Common stock		Share premium, holders’ option outstanding and contributed surplus	Convertible debentures – equity component	Accumulated deficit during development stage	Cumulative foreign currency translation adjustments	Total amounts attributable to owners of parent	Minority interest	Total consolidated shareholders (deficit) equity
	Shares	$	$	$	$	$	$	$	$

Balances, December 31, 2008	126,588,812	1,846	43,165	2,321	(46,393)	(330)	609	0	609

Net loss					(1,081)	78	(1,003)		(1,003)
Issuance of common stock on conversion of credit facility	59,050,274	52	5,557				5,609		5,609
Placing fees			(70)				(70)		(70)
Convertible Debentures: equity component				91					91

Balances, December 31, 2009	185,639,086	1,898	48,652	2,412	(47,474)	(252)	5,236	0	5,236

Net loss					(870)	47	(823)		(823)
Issuance of common stock on conversion of credit facility	15,294,118	1	1,299				1,300		1,300
Placing fees			(220)				(220)		(220)
Convertible Debentures: equity component				53			53		53

Balances, December 31, 2010	200,933,204	1,899	49,731	2,465	(48,344)	(205)	5,546	0	5,546

Net loss					(1,266)	(352)	(1,618)		(1,618)
Convertible Debentures: equity component				165			165		165
Amounts attributable to minority interest							0	1,000	1,000

Balances, December 31, 2011	200,933,204	1,899	49,731	2,630	(49,610)	(557)	(4,093)	1,000	(5,093)

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended December 31, 2011,

the year ended December 31, 2010,

and the year ended December 31, 2009

(amounts in thousands of US dollars)

	year to	Year to	year to
	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009
	$	$	$

Cash flows from operating activities
Net loss	(1,266)	(870)	(1,081)
Adjustments for:
Loss on disposal of fixed assets	0	0	36
Depreciation and amortization	6	4	12
Operating loss before working capital changes	(1,260)	(866)	(1,033)

Changes in working capital:
Receivables, prepayments & current assets	42	60	68
Accounts payable, accruals and provisions	340	(202)	(239)

Net cash used in operating activities	(878)	(1,008)	(1,204)

Cash flows from investing activities in:
Purchase of property, plant and equipment	43	0	(23)
Plant pre-financing, project & product development	(138)	(1,406)	(1,127)
Patents	(57)	(69)	(19)

Net cash used in investing activities	(152)	(1,475)	(1,169)

Cash flows from financing activities:
Repayment of other loans	0	0	(109)
Proceeds from credit facility	399	324	(4,639)
Proceeds attributable to minority interest	1,000	1,108	1,500
Proceeds from conversion	0	1,000	5,539

Net cash provided by financing activities	1,399	2,432	2,291

Effect of exchange rate changes on cash and cash equivalents	(352)	47	78

Net decrease in cash & cash equivalents	17	(4)	(4)
Cash and cash equivalents, beginning of year	18	22	26

Cash and cash equivalents, end of year	$35	$18	$22

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2011   (amounts in thousands of US dollars, except share data)

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

The Company is in the commercialisation stage and has a growing portfolio of defined products for which samples are being produced and tested by many potential customers in a range of industrial applications. The Company has completed a number of feasibility studies, some with potential industrial partners, for the construction of plants to produce SCC and continues to seek out new projects. An additional patent was filed during 2009 and extends the life of its original patent. No new patents were filed during 2011. Up to December 31, 2011, cumulative losses were $49,610.

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2011   (amounts in thousands of US dollars, except share data)

A working capital facility has been available from Epsom Asset Management Ltd. (“EAM”) since February 1998. From time to time, the balance of this facility has been reduced by the mutually agreed conversion of the balance or part thereof into the common stock and debentures of the Company, in order to provide on-going working capital. A restructuring of the debt in order to make available additional working capital was completed in early 2009. The EAM working capital credit facility of $3,000 is available and has been extended until November 30, 2013. As at December 31, 2011, the balance available on the credit facility was $1,480.

During 2007, debentures with a value of $4,642 were re-negotiated by their retirement against the issue of new 6% debentures with a value of $4,642 to December 31, 2009. In December 2008, following negotiations with the debenture holders, an agreement was reached whereby all the debenture holders agreed to convert 50% of their notes, plus accrued interest to December 31, 2008, into common shares of the Company at a price of $0.095 per share. The notes were further amended with an interest rate of 1.75% and a new conversion price of $0.75 per share. These notes were also extended until December 31, 2012.

In December 2009, the Company authorised a new series of convertible debenture notes with an annual interest rate of 4% and a conversion rate of $0.40 per share for a period of two years from date of issue. All other terms and conditions are the same as the previous series of convertible notes. EAM has agreed to convert $1,500 of its outstanding facility into these new notes. In December 2010, EAM agreed to convert an additional $1,000 in these notes. These notes have been extended until March 31, 2014.

In December 2011, EAM agreed to convert $1,000 of its outstanding balance into 8,100,000 ordinary shares of CalciTech Synthetic Minerals Europe Ltd. (“CSME”) at the par value of Euro 0.10 per share. This gives EAM a 10.125% holding in CSME. This will provide the Company with sufficient working capital for the next eighteen months operations.

Management believes that given the cash and cash equivalents of $35 together with its working capital credit facility from EAM and assuming their willingness to convert outstanding facility balances into loan notes or shares, and the continuing control of expenses, the Company has sufficient working capital to meet its obligations up to the next 12 months following the date of the approval of these financial statements.

However, this EAM credit facility is not sufficient to enable the Company to commence the building of commercial plants and further funding would be required. The financial statements and capitalisation of project and product development costs are based on the Directors assumption that such funds can be secured. The Company is exploring a variety of financing options and is working with a number of financial institutions, subject to market conditions, to secure the necessary funding.

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2011   (amounts in thousands of US dollars, except share data)

The Company is in the process of finalizing plans to build on its first full scale SCC plants in Europe. Construction is dependent on availability of funds through financing. As part of its effort to develop the plant in Europe, the Company transferred its business undertaking for Europe under the grant of a license to its indirectly owned subsidiary, CSME. The European projected business has been independently valued at €64 million based on the Directors’ financial projections. The transfer of the business undertaking was satisfied by the issue of 80 million shares of CSME to CalciTech Synthetic Minerals Ltd. (“CSM”), our wholly-owned subsidiary, at a price of Euro 0.10 per share. On the securing of satisfactory funding to commence building, this transaction will be completed by CalciTech Synthetic Minerals Ltd extending an exclusive license of the Company’s SCC technology to CSME for Europe by the issuance of further shares to a value of €56 million. This transaction incorporates CalciTech Synthetic Minerals Ltd extending an exclusive license of the Company’s SCC technology to CSME for Europe. The license is for a period of 30 years with a royalty payable of 5% of net revenues earned. CSME has an independent UK Board of Directors and senior management and will operate independently within Europe.

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

In addition, as part of our fund raising strategy and depending on the market conditions, the Company is considering a listing on the AIM market of the London Stock Exchange to raise the capital necessary to implement its businesses plan of developing a series of plants throughout Europe. The Company is in preliminary discussions with various Nominated Advisors (“Nomads”) for such listing efforts. However, any such listing will be subject to market conditions and our ability to raise the funds necessary to implement our near goal business plan of developing commercial plants in Europe. CSME is presently entirely funded in its day-to-day operation by the Company.

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

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2011   (amounts in thousands of US dollars, except share data)

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

For these reasons the financial statements have been prepared on a going concern basis.

2.2 Basis of presentation

The consolidated financial statements are prepared under the historical cost convention, as modified by the revaluation of financial assets and liabilities, and they are also presented in accordance with International Financial Reporting Standards (“IFRS”).

2.3 Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries made up to December, 31 2011. The results of subsidiaries sold or acquired are included in the consolidated statement of comprehensive income up to, or from the date control passes. Intercompany balances and transactions have been eliminated fully on consolidation.

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

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2011   (amounts in thousands of US dollars, except share data)

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

	year to	year to	year to
	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009
	$	$	$

Unrealised gain / (loss) on currencies	(177)	(51)	88

Change in foreign currency adjustments	(352)	47	78

Exchange Gain / (Loss)	$(529)	$(4)	$166

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

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2011   (amounts in thousands of US dollars, except share data)

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

2.9 Research and development

Research and development costs are expensed as incurred, except for Project Development, Product Development and Commercial Plant Pre-financing costs, which are deferred as intangible assets if the Group can demonstrate all of the following:

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

Deferred Project Development costs of $4,822, Product Development costs of $1,502, Commercial Plant Pre-financing Costs of $1,849 and Patents of $492 are recorded at cost, which include:

•	expenditure on materials and services used or consumed in generating the intangible asset;

•	the salaries, wages and other employment related costs of personnel directly engaged in generating the asset, and

•	any expenditure that is directly attributable to generating the asset, such as the amortisation of patents used to generate the asset.
F-15

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2011   (amounts in thousands of US dollars, except share data)

Any costs capitalised are amortised on a straight-line basis over the period of expected future benefit.

The intangible assets of Project Development, Product Development and Commerical Plant Pre-financing Costs are not yet being amortised as full commercialisation has not yet commenced.

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

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2011   (amounts in thousands of US dollars, except share data)

2.14 Stock options

The Company has a stock option plan, which allows stock options to be issued up to 10% of the Company’s issued share capital. The Company has applied the requirements of IFRS 2 “Share-based payment”. The Company accounts for employee and non-employee share-based compensation awards based on their fair value in accordance with IFRS 2 “Share-based payment”. The cost of granting share options and other share-based remuneration is recognised through the statement of comprehensive income over the vesting period.

2.15 Convertible debt

Convertible debt – at the option of the Company and the holder

On issue of convertible debentures where conversion is at the Company’s or the holder’s option, the fair value of the conversion element is determined. This amount is recognised in shareholders' equity. The obligation to make future payments of principal and interest to the holder of the option is calculated using a deemed market interest rate for an equivalent non-convertible debt. The obligation to make future payments of interest is carried as a liability until extinguished on conversion or payment.

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

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortised cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition except on conversion,expiry or extension.

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2011   (amounts in thousands of US dollars, except share data)

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

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2011   (amounts in thousands of US dollars, except share data)

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

The allowance for doubtful accounts reflects management’s best estimate of probable losses inherent in the accounts receivable balance. Management determines the allowance based on known troubled accounts, historical experience, and other currently available evidence. The Group writes off accounts receivable when they become uncollectable. The Group currently has no allowance for doubtful accounts.

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

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2011   (amounts in thousands of US dollars, except share data)

3. RECEIVABLES, PREPAID EXPENSES AND OTHER CURRENT ASSETS

Receivables, prepaid expenses and other current assets consist of the following:

	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009
	$	$	$
Accounts receivable	5	0	0
VAT receivable	17	2	17
Deposits	18	34	30
Prepaid expenses	22	68	118
Total	$62	$104	$165

4. Property, plant and equipment

Property, plant and equipment consists of the following:

	Computer Equipment	Building, Plant & Equipment	Commercial Plant Pre- financing	Office Furniture & Equipment	Total
	$	$		$	$

Balance at December 31, 2010	0	446	558	15	1,019
Additions	0	0	0	3	3
Disposals	0	0	0	0	0
Depreciation during year	0	0	0	(6)	(6)
Foreign Currency Adjustments	0	(18)	(28)	0	(46)

Balance at December 31, 2011	$0	428	530	12	970

Gross Amount	40	973	530	22	1,565
Accumulated Depreciation	(40)	(545)	0	(10)	(595)

Balance at December 31, 2011	$0	428	530	12	970

For the year ended December 31, 2011, the year ended December 31, 2010, and the year ended December 31, 2009, depreciation expense totalled $6, $4 and $12 respectively.

During the year ended December 31, 2011 and 2010, the small-scale production plant was dismantled and moved to a new facility in Germany. As at December 31, 2011, it had not been re-assembled nor been in use due to on-going work to improve the new facility. There has been no impairment of its value due to its non use. As a result no depreciation charge has been made for this period.

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2011   (amounts in thousands of US dollars, except share data)

During the year ended February 29, 2004, the Company disposed of its small-scale plant and leased it back for an annual rental of €120 ($176) for a period of five years at the end of which the Company retains the right to re-acquire the plant. The amount capitalised in respect of this plant is $428, of which depreciation of $NIL was recognised in the period ending December 31, 2009, as the plant was not in use during the period (December 31, 2008: $120 and December 31, 2007: $124). The final payment on the lease agreement was made in February 2010 and under the terms of the agreement the plant was acquired for €1.

The assets and liabilities under capital leases are recorded at the lower of present values of the minimum lease payments or the fair values of the assets. The assets are included in property and equipment and are depreciated over their estimated useful lives.

As of December 31, 2011, in connection with building, plant and equipment the future minimum lease payments under non-cancellable finance leases was $NIL.

5. INTANGIBLE ASSETS

Intangible Assets can be summarised as following:

	Project Development	Product Development	Commercial Plant Pre- financing	Patents	Total
	$	$	$	$	$

Balance at December 31, 2010	4,699	1,393	1,944	435	8,471
Reclassification	0	0	0	0	0
Additions	316	178	0	57	551
Disposals	0	0	0	0	0
Foreign currency adjustment	(193)	(68)	(95)	0	(356)

Balance at December 31, 2011	$4,822	1,503	1,849	492	8,666

Gross Amount	4,822	1,503	1,849	492	8,666
Accumulated Amortisation	0	0	0	0	0

Balance at December 31, 2011	$4,822	1,503	1,849	492	8,666

For the year ended December 31, 2011, the year ended December 31, 2010 and the year ended December 31, 2009, amortisation expense totaled $NIL, $NIL and $NIL respectively. When full-scale production plants are producing revenues, patents will be amortised on a straight-line basis over the remaining life of the patent.

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2011   (amounts in thousands of US dollars, except share data)

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

In December 2010, Epsom agreed to convert a further $1,300 of the balance due on the credit facility agreement into common stock of the Company on the mutually agreed basis of one share for each $0.085 of note. This conversion resulted in the issue of 15,294,118 common shares. In addition, EAM agreed to convert a further $1,000 into the series of convertible notes created in December 2009 on the same basis and to extend the facility of $3,000 to 30th November 2013.

In December 2011, EAM agreed to convert $1,000 of its outstanding balance into 8,100,000 ordinary shares of CSME at the par value of Euro 0.10 per share. This gives EAM a 10.125% holding in CSME.

The credit facility is presented as follows:

	year to	year to	year to
	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009
	$	$	$
Face value of note issued during the year	1,366	2,538	2,241

Interest expense	33	86	56
Conversion of note into common shares	(1,000)	(1,300)	(5,436)
Convertible debenture notes	0	(1,000)	(1,500)

	399	324	(4,639)

Non-current liability at beginning of period	1,121	797	5,436

Non-current liability at end of period	$1,520	$1,121	$797

Effective interest rate at period end	1.75%	1.75%	1.75%

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2011   (amounts in thousands of US dollars, except share data)

7. OTHER LOANS

Other loans are as follows:

	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009
	$	$	$

Finance lease	0	0	85

Total loans	$0	$0	$85

Falling due split:
Amounts due within one year
Finance lease	0	0	85

Total amounts due within one year	0	0	85

Balance at the end of the year	$0	$0	$85

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

	Dec 31, 2011	Dec 31, 2010
	$	$
Convertible loans	2,218	2,383

Total loans	$2,218	$2,383

Loan maturity analysis:
Less than one year	-	2,383
Between one and two years	2,218	-

Balance at the end of the year	$2,218	$2,383

The fair value of the liability component was calculated using a market interest rate for an equivalent non-convertible loan. The residual amount, representing the value of the equity conversion option, is included in Equity Reserves.

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2011   (amounts in thousands of US dollars, except share data)

The convertible loan recognised in the balance sheet is calculated as follows:

	Dec 31, 2011	Dec 31, 2010
	$	$
Face value of convertible loan issued	4,821	4,821
Equity component	(2,630)	(2,465)
Liability component on initial recognition	$2,191	$2,356

Interest expense in prior years	-	-
Interest expense in current year	135	87
Interest paid	(108)	(60)
Liability component carried forward	$2,218	$2,383

Disclosed in liabilities due in less than one year	$-	$2,383

Disclosed in liabilities due in more than one year	$2,218	$-

The Convertible Loan Notes are convertible into 6,250,000 Ordinary Shares. Any note holder is entitled to convert their proportion into Ordinary Shares or be repaid in cash at the Repayment Date. The convertible debentures above are due to be repaid March 31, 2014.

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

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2011   (amounts in thousands of US dollars, except share data)

By December 31, 2007, none of the debentures or outstanding interest were converted into common stock. At this date, the Company’s 8% convertible debentures with a value of $4,402 and €188 were re-negotiated by their retirement against the issue of new 6% debentures with a value of $4,642, to December 31, 2009. The Company had the right, but not the obligation, upon 10 days notice, without penalty, to repay all or any portion of the outstanding principal. Debenture holders had the right to convert on 31st December 2009 at $1.75. All other terms of the convertible debentures remained unchanged from the original debenture notes.

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

In December 2009, the Company authorised $2,500 in a new series of convertible debenture notes with an annual interest rate of 4% payable quarterly in arrears. These notes, with a two year maturity date, are convertible into ordinary shares of the Company at $0.40 per share. All other terms and conditions remain the same as those of the existing series of debentures.

The equity element can be summarised as follows:

	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009
	$	$	$
Principal amount of debentures at issuance	2,630	2,465	2,412
Less finders' fee	0	0	0
Debentures Converted	0	0	0

	$2,630	$2,465	$2,412

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

Year ended December 31, 2011   (amounts in thousands of US dollars, except share data)

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

In December 2011, EAM agreed to convert $1,000 of its outstanding balance into 8,100,000 ordinary shares of CSME at the par value of Euro 0.10 per share. This gives EAM a 10.125% holding in CSME.

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2011   (amounts in thousands of US dollars, except share data)

9.4 Stock option plan

Under the provision of the Company’s share option plan, a maximum total of 10% of issued shares may be granted to directors, officers, employees and consultants of the Company in the form of stock options. The options generally expire five years from the date of the grant. 250,000 stock options granted are not subject to vesting requirements. The balance of 6,750,000 will vest upon the construction of the first commercial plant. Stock option activity was as follows:

	Number of Shares	Exercise price per share

Balance at December 31, 2009	9,750,000	$0.23 to 0.24
		Cdn $0.23 to 0.45
Options exercised	0
Options lapsed	1,850,000
Options granted	0

Balance at December 31, 2010	7,900,000	$0.095 to 0.37

Options exercised	0
Options lapsed	900,000
Options granted	0

Balance at December 31, 2011	7,000,000	$0.095 to 0.37

The following table summarises information with respect to stock options as of December 31, 2011:

Exercise Price	Weighted- average Number of options outstanding	Number of options exercisable	Weighted average remaining contractual life (years)

$0.22	1,000,000	1,000,000	1.01
$0.27	700,000	700,000	1.78
$0.30	1,750,000	1,750,000	2.15
$0.37	250,000	250,000	2.50
$0.095	3,300,000	3,300,000	4.50
Total	7,000,000	7,000,000

No options were granted in the year ended December 31, 2011.

All stock options are issued at or over the market price of the Company’s shares on the date of their granting.

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2011   (amounts in thousands of US dollars, except share data)

The fair value of the options granted could not be realistically calculated using a valuation model. Therefore the intrinsic method was used, which led to no charge being recognized as the market price is lower than the exercise price.

9.5 Minority interest

$
Balance, December 31, 2010	0

Attributable to minority shareholder	1,000

Balance, December 31, 2011	1,000

In December 2011, EAM agreed to convert $1,000 of its outstanding credit facility balance into 8,100,000 ordinary shares of CSME at the par value of Euro 0.10 per share. As a result EAM now owns 10.125% of CSME.

10. Income taxes

Under the current Bermuda law, the Company is not required to pay any income taxes in Bermuda. The Company has received an undertaking from the Minister of Finance of Bermuda that in the event of any such taxes being imposed, the Company will be exempted from such taxation until March 28, 2035.

Net loss before income taxes consists of the following:

	year to	year to	year to
	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009
	$	$	$

Bermuda	(726)	(893)	(1,127)
Rest of world	(540)	23	46

Total	$(1,266)	$(870)	$(1,081)

There are no significant deferred taxes reflecting the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

There are no significant operating loss carry-forwards, which would have an impact on income tax as of December 31, 2011.

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2011   (amounts in thousands of US dollars, except share data)

11. CASH AND CASH EQUIVALENTS

	year to	year to	year to
	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009
	$	$	$
Cash at bank and in hand	35	18	22
Total	$35	$18	$22

The fair value of cash and cash equivalents at December 31, 2011 was $35

The fair value of cash and cash equivalents as at December 31, 2011, 2010 and 2009 was equal to the carrying value.

12. PROVISIONS AND CONTINGENCIES

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

13. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2011, the year ended December 31, 2010 and the year ended December 31, 2009, the amounts paid to shareholders, directors and officers of the Company and their related companies for consulting and other services totaled as follows:

	Year to	year to	year to
	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009
	$	$	$
Amounts paid to shareholders, directors and officers of the Company for consulting and other services	$187	$258	$259

Amounts paid to Cotswold Collections Limited for head office services	$42	$0	$0

Amounts paid to EuroHelvetia TrustCo SA for financial advice	$197	$426	$222

Amounts payable at Balance Sheet date to EuroHelvetia TrustCo SA	$82	$21	$183

Amounts payable at Balance Sheet date to Cotswold Collections Limited	$33	$0	$0

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2011   (amounts in thousands of US dollars, except share data)

EuroHelvetia TrustCo S.A. is contracted by CalciTech to act as the Company’s financial advisors. EuroHelvetia charge their fees for work related to advice on private placements, fund raising and project finance. Roger A. Leopard, Chief Executive Officer and President of the Company, is also a director of EuroHelvetia TrustCo S.A. EuroHelvetia also provides the administration of EAM. Cotswold Collections Limited, a Company for whom Michael Brickell is also a director, is contracted to provide head office services for the UK subsidiary, CSME. All these transactions were at “arms length”.

14. FINANCIAL INFORMATION BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA

The Group operates in one business segment. The following table presents information by geographical area:

	year to	year to	year to
	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009
	$	$	$
Revenues
Bermuda	0	0	0
Rest of world	196	0	0
Total	$196	$0	$0

	year to	year to	year to
	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009
	$	$	$
Operating loss
Bermuda	(553)	(733)	(1,024)
Rest of world	(524)	34	59
Total	$(1,077)	$(699)	$(965)

Identifiable assets
Bermuda	952	1,010	8,007
Rest of world	8,781	8,602	199
Total	$9,733	$9,612	$8,206

15.	ANALYSIS OF MAJOR EXPENDITURES INCLUDED IN GENERAL AND ADMINISTRATIVE EXPENSES AND INTEREST EXPENSE

The following is a breakdown of the major expenditures included in General and Administrative Expenses:

	year to	year to	year to
	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009
	$	$	$

Employee costs	202	168	346
Professional fees	382	148	106
Investor relations	16	60	57
Rent, rates & charges	60	40	45
Travel	3	3	7
Depreciation	6	4	12

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2011   (amounts in thousands of US dollars, except share data)

The following is a breakdown of interest expense:

	year to	year to	year to
	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009
	$	$	$

Debenture interest	135	41	40
Credit facility interest	33	86	56
Bank charges	7	15	7

Total	175	142	103

16. ifRS 7: RISKS ARISING FROM FINANCIAL INSTRUMENTS

The Group’s market risk is identified as those financial instruments that are subject to foreign exchange fluctuations. Below is a table of cash and cash equivalents, accounts receivable and accounts payable that are subject to the risk described. A sensitivity analysis is shown below suggesting the value of such financial assets and liabilities and % risk involved had the highest and lowest exchange rates been applied during the year ending December 31, 2011, and during the year ending December 31, 2010:

	year to	year to		year to
Market Risk	Dec 31, 2011	Dec 31, 2011		Dec 31, 2011
		High	%	Low	%
	$	$		$

Cash at Bank	33	217	557.58%	4	-87.9%

Petty Cash	2	8	300.0%	1	-50.0%

Accounts Receivable	5	4	0.0%	4	0.0%

Accounts Payable	(624)	(654)	4.8%	(258)	-58.7%

Accruals	(278)	(282)	-1.4%	(106)	-61.9%

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2011   (amounts in thousands of US dollars, except share data)

	year to	year to		year to
Market Risk	Dec 31, 2010	Dec 31, 2010		Dec 31, 2010
		High	%	Low	%
	$	$		$

Cash at Bank	15	17	13.3%	14	-6.7%

Petty Cash	3	3	0%	2	-33.3%

Accounts Receivable	0	0	0%	0	0%

Accounts Payable	(384)	(418)	8.8%	(345)	-10.2%

Accruals	(178)	(194)	9.6%	(160)	-9.6%

The Group’s exposure to currency fluctuations is not considered material to operations at the present time.

Liquidity risk is identified as the Group’s ability to satisfy Accounts Payables out of liquid assets at December 31, 2011. Liquid assets only represent 5.6% of accounts payable, the Group does not regard liquidity as a material risk at the present time. This is because the Group has the ability to draw down sufficient funds from its current credit facility, hence there is no strategy currently in place to hedge against this risk.

CalciTech’s credit risk is identified as the Group’s ability to recover outstanding receivables in full at December 31, 2011. On accounts receivable, the Group currently offers terms of 6 days to customers. However the Group relies on strong and longstanding relationships with its existing debtors, and therefore has not made provision for bad and doubtful debts.

Credit Risk	2011	<30 days	30-60 days	60-90 days	>90 days
	$	$	$	$	$
Accounts Receivable	$5	0	0	0	0

Credit Risk	2010	<30 days	30-60 days	60-90 days	>90 days
	$	$	$	$	$
Accounts Receivable	$0	0	0	0	0

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2011   (amounts in thousands of US dollars, except share data)

17. List of principal consolidated companies

Principal consolidated companies are as follows:

Name of Company	Countries	Holding	Proportion held	Nature of business
CalciTech Synthetic Minerals Ltd.	Bermuda	Ordinary shares	100%	Technology licensor
CalciTech Group Services SA	Switzerland	Ordinary shares	100%	HQ Administration
CalciTech Synthetic Minerals Europe Ltd.	UK	Ordinary shares	89.9%	European holding company and operations licensee

On February 1, 2003, the Group’s intellectual property interests in its Synthetic Calcium Carbonate (“SCC”) technology were assigned to a new Bermuda organised wholly owned subsidiary, CalciTech Synthetic Minerals Ltd., which now acts as the holding Company and will license within the group rights and use of the technology on a territorial basis.

As part of the restructuring, in April 2009, a subsidiary of CalciTech Synthetic Minerals Europe Ltd. was established. CalciTech Synthetic Minerals Europe Ltd., a UK company, has become the principal company for all European operations. A branch office was registered in Germany for the operation of the Group’s small scale production plant.

18. ULTIMATE CONTROLLING PARTY

No individual has an ultimate controlling interest in the Company.

19. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Non-cash transactions were as follows:

	year to	year to	year to
	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009
	$	$	$

Upon conversion of credit facility into common stock	1,000	0	5,436
Convertible Debenture Notes	0	2,500	1,500
Issuance of common stock
Upon private placement through credit facility	0	0	0
Interest expense through credit facility	(33)	(86)	(56)

Total	$967	$2,414	$6,880

20. COMMITMENT

The Group rents its principal management services office under an annually renewable agreement. During the period ending December 31, 2011, the Group paid $Nil. There are no future obligations for rent over 12 months.

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2011   (amounts in thousands of US dollars, except share data)

21. NUMBER OF EMPLOYEES (UNAUDITED)

Headcount was 5, 3 and 5 as of December 31, 2011, December 31, 2010, and December 31, 2009. It is the Group’s practice to employ consultants in various capacities due to the specific nature of the industries in which they are operating. As at December 31, 2011, the Group employed 5 consultants. Various additional professional firms are also employed for the prevision of specialist advice.

22. POST BALANCE SHEET EVENT

There were no post balance sheet events to report.

23. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors and authorised for issue on November 15, 2012

Roger A. Leopard

Michael J.B. Brickell

CalciTech Limited

P.O Box HM 2257, 3rd Floor, Par la Ville Place, 14 Par-La-Ville Road

Hamilton HM JX, BERMUDA

