Form 20-F
period 2012-12-31
CALCITECH LTD
filed 2013-04-22
CIK 889431

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the year ended December 31, 2012

Commission File Number 0-20420

CALCITECH LTD.

(Exact name of Registrant as Specified in its Charter)

A CORPORATION FORMED UNDER THE LAWS OF BERMUDA

(Jurisdiction of Incorporation or Organization)

10 route de l’aeroport
1215 Geneva
Switzerland
(Address of Principal Executive Offices)

Roger A. Leopard

President and Chief Executive Officer of CalciTech Ltd.

10 route de l’aeroport

1215 Geneva, Switzerland

Telephone: +41 22 7883092

(Name, Telephone, Email and/or Facsimile number and Address of Registrant’s Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act

Common Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

The number of outstanding Common Shares as of March 31, 2013 is 200,933,204.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐Yes ☒No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐Yes ☒No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒Yes  ☐No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒Yes  ☐No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated

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

☐ Yes  ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING

THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. NOT APPLICABLE

i

10F.	Dividends and Paying Agents.	36
10G.	Statement of Experts.	36
10H.	Documents on Display.	36
10I.	Subsidiary Information	37
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	37
Item 12.	Description of Securities Other than Equity Securities	37
Item 13.	Defaults, Dividend Arrearages and Delinquencies	37
Part II		37
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	37
Item 15.	Controls and Procedures.	37
Item 16.		38
16A.	Audit Committee Financial Report	38
16B.	Code Of Ethics	38
16C.	Principal Accountant Fees And Services	38
16D.	Exemptions From The Listing Standards For Audit Committees	39
16E.	Purchases Of Equity Securities By The Issuer And Affiliated Purchasers	39
16F.	Change in Registrant’s Certifying Accountant	39
16G.	Corporate Governance	39
Part III		39
Item 17.	Financial Statements	39
Item 18.	Financial Statements	40
Item 19.	Exhibits	40

ii

PART I

The following discussion contains forward-looking statements regarding events and financial trends, which may affect CalciTech Ltd.’s (“CalciTech,” the “Company,” “we,” “our” or “us”) future operating results and financial position. Such statements are subject to risks and uncertainties that could cause our actual results and financial position to differ materially from those anticipated in forward-looking statements. These factors include, but are not limited to, we will need additional financing to build our proposed productions plants required for the commercialization and exploitation of our intangible assets, and will be subject to certain technological risks associated with scaling up production to a commercial level, all of which factors are set forth in more detail in the section entitled “Risk Factors” in Item 3D and “Operating and Financial Review and Prospects” at Item 5.

Item 1.	Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

3A.	Selected Financial Data

The following tables set forth selected consolidated financial data of the Company for the years ended December 31, 2012, 2011, 2010, 2009, and 2008. We derived all figures from our financial statements, which were audited by our independent auditor and prepared in accordance with International Financial Reporting Standards (IFRS).

This information should be read in conjunction with our audited financial statements for the years ended December 31, 2012, 2011 and 2010 included in this annual report. Historical information for periods prior to the year ended December 31, 2008 are not included in this annual report.

All financial information is presented in U.S. dollars, unless indicated otherwise.

	Year to	Year to	Year to	Year to	Year to
	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008

Operations Data	$	$	$	$	$
Revenue	96,000	196,000	0	0	0
Income (loss) from operations	(741,000)	(1,077,000)	(699,000)	(965,000)	(1,234,000)
Net loss	(731,000)	(1,266,000)	(870,000)	(1,081,000)	(2,025,000)
Number of shares	200,933,204	200,933,204	200,933,204	185,639,086	99,998,665
Loss per Common Share	(0.004)	(0.008)	(0.004)	(0.005)	(0.02)

Balance Sheet Data
Cumulative Deferred
Development Expenditure	0	0	0	0	0
Total Assets	10,322,000	9,733,000	9,612,000	8,206,000	7,157,000
Long Term Obligations	4,219,000	3,738,000	1,121,000	2,206,000	5,545,000
Capital stock	1,899,000	1,899,000	1,899,000	1,898,000	1,846,000
Total Stockholders’ Equity	3,342,000	4,093,000	5,546,000	5,236,000	609,000

3B.	Capitalization and Indebtedness

Not Applicable.

3C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

3D.	Risk Factors

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

We have incurred net losses since our inception and expect losses to continue. Except for net income of $732,000 for fiscal year ended February 28, 1996, we have not been profitable since our inception. During the year ended December 31, 2012, we earned $NIL from the sale of Synthetic Calcium Carbonate (“SCC”) samples. As our marketing activities have been concentrated during 2012 in other industrial sectors, no sample sales were possible with new products. For the year ended December 31, 2012, we had a net loss of $731,000 and an accumulated deficit of $50,285,000. The report of independent auditors on our December 31, 2012 financial statements includes an explanatory paragraph assuming the Company will continue as a going concern. Lack of operating funds may result in staff reductions and curtailing the construction currently planned.

If we are unable to raise funds our growth may be adversely affected. Historically, we have had to seek capital for research and development of our SCC products due to lack of revenues. Based on the available amount of $30,000 in cash together with our working capital credit facility, and the continuing control of expenses, we believe that we have sufficient working capital to meet our obligations over the next 12 months following the date of the approval of these financial statements. Due to the global financial crisis and the difficulties in the banking sector in Germany, we were unable to secure the endorsement of a House Bank in Germany of our application to secure a grant from the European Regional Structural Fund towards 40% of the capital expenditure (CapEx) of our planned 100,000 tonnes per annum plant in Leuna, Germany, nor were we able to find a strategic partner on terms which we considered to be acceptable to our shareholders. Through this process of finding a strategic partner, we have determined that the best approach is to maintain 100% ownership of our plants in the early stages of our building plan. As such, we recently changed our strategy and are now seeking to raise funding of Euro 27.50 million in the UK market for our European licensee, CalciTech Synthetic Minerals Europe Ltd. (“CSME”). This would enable CSME, with the help of European Union grants, to build a commercial plant in mainland Europe producing 35,000 tonnes per annum of SCC and provide working capital until we generate revenue. However, we may not be able to raise funds, or to raise funds on commercially reasonable terms. If we are unable to raise additional funds, we may not be able to build the plants or to implement our business plans as described in this Annual Report.

Uncertainty over carrying value of the intangible assets. The majority of our assets are intangible assets. Our ability to recover the carrying value of our intangible assets is dependent upon our ability to raise sufficient funds to build the production plants required for the commercial exploitation of our intangible assets. We have commenced discussions with a number of Alternative Investment Market Nominated Adviser/brokers to secure the appropriate funding and an admission of the Company’s European operations subsidiary, CSME, to the AIM market of the London Stock Exchange (“AIM market”). In addition, we continue to pursue other funding opportunities including potential commercial partners to fund the commercialization of our intangible assets and funding in the US and European financial markets. We believe that we will be able to secure the appropriate funding to commercially exploit our intangible assets. However as of this date, such funding has not been secured and therefore there is a significant possibility that commercialization cannot proceed and that ultimately we may not be able to recover the carrying value of our intangible assets as they are stated in our consolidated financial statements. Our consolidated financial statements do not include any adjustments that would be necessary if we were unable to secure the appropriate funding for the commercial utilization of the intangible assets.

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

Our SCC Product is at initial market introduction and there is not assurance of market acceptance. We intend to target our SCC products in the following markets: paper; food and pharmaceutical, plastic, sealants and adhesives industries. The market acceptance of SCC products produced by our process for use in pharmaceutical and food additives will depend upon consumer adoption and regulatory approval. Moreover, although we have signed letters of intent with paper and other industrial producers for the SCC products to be manufactured upon our commencement of commercial scale operations, there is no assurance that we will be able to convince these potential customers to convert these letters of intent into contracts of purchase. Failure to achieve market share in these industries could have material adverse effects on our long-term business, financial condition and results of operation.

All of our operations are located outside of the United States, substantially all of our sales from samples are generated outside of the United States and all of our assets are located outside of the United States, subjecting us to risks associated with international operations. Our operations are in Europe and we have no operations in the United States. 100% of our revenue from our sales of samples was generated from outside of the United States. The international nature of our business subjects us to the laws and regulations of the jurisdictions in which we operate and sell our products. In addition, we are subject to risks inherent in international business activities, including:

•	difficulties in collecting accounts receivable and longer collection periods,

•	changes in overseas economic conditions,

•	fluctuations in currency exchange rates,

•	potentially weaker intellectual property protections,

•	changing and conflicting local laws and other regulatory requirements,

•	political and economic instability,

•	war, acts of terrorism or other hostilities,

•	potentially adverse tax consequences,

•	difficulties in staffing and managing foreign operations, and

•	tariffs or other trade regulations and restrictions.

Although we currently are not involved in any litigation, we may be subject to litigation in the future. We may become involved in disputes with other parties in the future which may result in litigation. Any litigation could be costly and time consuming and could divert our management from our business operations. In addition, if we are unable to resolve any litigation favorably, it may have a material adverse impact on our financial performance, cash flow and results of operations.

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

FINRA rules will make it more difficult to trade our Common Shares. The Financial Industry Regulatory Authority, or FINRA, has adopted sales practice requirements which may limit a stockholder’s ability to buy and sell our stock. In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common shares, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares

Potential litigation or environmental exposure may have a material adverse effect on our financial condition or results of operation. Our operations are subject to international, federal, state and local governmental, tax and other laws and regulations, and potentially to claims for various legal, environmental and tax matters. While we carry liability insurance, which we believe to be appropriate to our business, an unanticipated liability, arising out of such a litigation matter or a tax or environmental proceeding could have a material adverse effect on our financial condition or results of operations.

Our shares have been thinly traded and we cannot predict the extent to which a trading market will develop. Our Common Shares trade on the “OTCBB” and are thinly traded compared to larger, more widely known companies.  Thinly traded securities can be more volatile than securities trading in an active public market.  We cannot predict the extent to which an active public market for our Common Shares will develop or be sustained.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. holders. We believe that we were not a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2012, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75.0% of its gross income is passive income or (2) at least 50.0% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our Common Shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we receive. If we are treated as a PFIC for any taxable year during which U.S. holders hold our shares, certain adverse United States federal income tax consequences could apply to U.S. holders. See “Special United States Federal Income Tax Considerations - Passive Foreign Investment Company.”

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

For the purpose of commercializing our technology, we established CalciTech Synthetic Minerals Ltd., a Bermuda company (“CSM”) that is 100% owned by us. On February 1, 2003, we transferred all of our SCC intellectual property rights and associated business activity to CSM. CSM has two subsidiaries, CalciTech Group Services SA, a Swiss corporation which is wholly-owned by CSM, and CalciTech Synthetic Minerals Europe Ltd., a UK corporation which is 83.44% owned by CSM (“CSME”). Our projected European business has been independently valued at Euro 64 million. On October 1, 2010, the business undertaking for the European territory was transferred to CSME and the consideration was satisfied by the issue of 80 million common shares of CSME, with a par value of Euro 0.10 per share and a purchase price of Euro 0.80 per share. As part of the transfer , it was agreed that upon securing of satisfactory funding, CSME, would be granted a license covering all of Europe, for the exclusive use of the Company’s SCC technology. This license will be for a period of 30 years with a royalty payable of 5% of net revenues. This license will not pass to CSME until such time as adequate funding is secured to build the first commercial plant. At that time, the license will be granted for the consideration of further ordinary shares in CSME up to a value of Euro 56 million.

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

The Company, through CSME, is now planning a matrix of plants in Europe and has made presentations to the European Investment Bank (“EIB”) to confirm that such projects will qualify under its technological innovation program for financial support. The Company’s financial advisors are currently in negotiations with a number of UK banks for funding of all European plants. CSME is now envisioning a number of circa 50,000 tonnes per annum plants which could be in Germany, France, Spain, the Benelux or the United Kingdom. The first 35,000 tonnes per annum plant is planned for Germany.

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

In September 2010, we signed a Cooperation Agreement with leading research institutes in Germany and launched the project with the participation of the largest paper company in Europe, Stora Enso, as well as other partners the Papiertechnische Stiftung (“PTS”), the German Paper Research Centre and Verein Deutscher Zementwerke (“VDZ”), and the German Cement Works Association (the “Cooperation Agreement Project”).

The aim of the Cooperation Agreement Project is to optimize our process for converting the waste stream from recycled paper production into industrially valuable Synthetic Calcium Carbonate (SCC) and Sustainable Metakaolin (SMK).

The Cooperation Agreement Project has now passed its first milestones successfully which triggers the next phase of funding. The Cooperation Agreement Project was expected to be completed by the middle of 2013. At the request of the partners the Bundesministerium für Wirtschaft und Technologie (“BMWI” - German Federal Ministry for Research and Technology) agreed to extend the completion date until October 2013.

Due to the innovative nature of the project, the Cooperation Agreement Project received a research grant in the amount of a maximum of $627,436 from BMWI. The grant is for the period from September 2010 to October 2013 and is in the form of reimbursements for costs incurred in the Cooperation Agreement Project. Our obligation under the project is approximately $371,476, of which 45% is reimbursable under the grant. As of December 31, 2012, we have expended approximately $265,658 and received approximately $119,546 from the grant.

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

By the use of this process, we reduce waste lime and carbon dioxide emissions into the environment. Carbide lime is a waste problem in many countries. Currently, this waste lime is stored in large ponds with no or very limited disposal processes available. Its high pH has potential pollution impacts to soil and ground water. This is a common environmental problem in the former Eastern Bloc countries, including the eastern section of Germany and Slovakia and remains a problem in other industrial nations. Many of these governments have regulations for the clean-up of these ponds, which gives us the opportunity to have sources of free or low cost waste lime. Many private companies are also willing to supply waste lime at little or no cost because they have limited storage for the waste lime. Additionally, each year over a million tonnes of waste lime is created as a by-product of on-going acetylene plants in China alone. Although availability of new waste carbide lime from acetylene production will reduce in the future, we expect to utilize other available waste lime sources, in particular paper sludge ash (“PSA”). The usage of recycled paper has reached 50 million tonnes in Europe and continues to grow as the demand for sustainable products increases. However it is not generally realized that paper contains up to 40% minerals, which remain as a waste sludge after the recovery of the cellulose fibres. The elimination of this sludge is a growing problem following the new EU Waste Directive. Similar problems exist with recycled paper in North America and China. By enabling the raw material to be renewed in a closed loop, the paper industry can move closer towards the goal of zero waste, zero environmental impact and carbon footprint-free production. This will significantly reinforce their sustainability credentials.

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

Recycling of Paper Minerals using the CalciTech process

In 2010 and 2011, we broadened the basic technology by developing a new application that addressed the growing problem of mineral waste from recycled paper plants. In Europe the total paper and board consumption was about 100 million tonnes per annum of which 82 million tonnes per annum is cellulose fibre and about 16 million tonnes per annum is mineral filler and pigments. While 34 million tonnes per annum of the fibre is recovered and recycled, the minerals are not recycled and have to be quarried, ground, treated and transported to mills across Europe. A significant portion of the white minerals has to be transported from remote sources to the centers of production and consumption. For example ultra-white ground calcium carbonate for paper coating is mined and ground in northern Norway and shipped to north and central Europe. Special clays are imported from Brazil to provide properties that European clays cannot. Calcined clays are produced using an energy intensive process.

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

In addition to producing SCC, the metakaolin in the PSA can be separated and used as an additive to high strength cement. After incineration, the kaolin and talcs become a form of metakaolin which we name Sustainable MetaKaolin or SMK. The cement industry is very interested in using SMK as a cement substitute as it is free of calcium oxide and is sourced from recycled materials. The German cement industry is supporting the qualification of SMK through the German Cement Institute (VDZ) in a joint project with us. We now have a good understanding of the conditions for optimal incineration of de-inked paper sludge. The Recycled Calcium Carbonate ("RCC") produced from PSA has been shown to be comparable to SCC: rice grain shaped particles, steep particle size distribution curve, high purity and brightness. The SMK is being tested by VDZ. Initial trials show that SMK gives increased pozzolanic activity compared to the reference cement. Durability trials on concrete blocks are being carried out.

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

Where an on-site plant is not feasible, CSME intends to build a plant in the center of a cluster of ash producers and SCC users.

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

In December 2009, we filed a new patent at the United Kingdom Patent Office for a technology that enables paper producers to recycle all the minerals used in paper, in particular PSA. In December 2009, CSM filed another patent application in the UK covering the conversion of waste sludge, especially from paper mills using recycled paper, into two valuable product streams, SCC and SMK.

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

In 2007, worldwide PCC capacity was 13 million tonnes, of which two-thirds was utilized by the paper industry. Within the paper industry, SCC is aimed at the coatings sector, currently dominated by Kaolin and GCC. In Western Europe, consumption of kaolin and GCC for coating was 2.6 million tonnes and 3.7 million tonnes respectively in 2002, representing around $1.5 billion in sales.

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

This plant has consistently produced a range of SCC products primarily in the sub-micron range, all with a brightness of over 96% ISO and a steep particle size distribution. The SCC process produces particles of uniform size and shape, tailor made to the needs of our end markets. For the paper industry this means that a new pigment will be available that addresses key issues such as quality and runnability improvements.

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

In November 2004, we announced the results of the most exhaustive trial program to date of our SCC based products, carried out by BASF. BASF is the dominant supplier to the paper coating industry for various additives. These additives do not have a pigment related function such as SCC but impart certain properties on the coatings mix and typically contribute up to 15%. A good example of this group of additives is a binding agent. BASF approached us in order to ascertain whether its additives would be compatible with SCC based products.

In the trials our SCC product was benchmarked against leading products in the mineral pigments for paper industry. It was shown that our SCC:

•	Is the only product to show consistent low viscosity at all shear levels: applying our SCC in a coatings mix will positively influence the running behavior of the paper producing machinery, leading to increased productivity and lower costs.

•	Imparts superior whiteness and brightness: these are essential product quality parameters, required to produce high quality high-end paper.

•	Leads to greater opacity: another very important quality parameter, especially important for light-weight papers.

•	Has superior print gloss: this parameter greatly determines the quality of the printed product. Our SCC imparts a higher gloss on the coated paper, but over and above that, the contrast between the print and background shows superiority as well.

•	Gives slow ink settling: this leads to lower ink consumption and hence significant cost savings for the printer.

•	Provides superior rotogravure printability: this has shown printability performance superior to industry standard calcium carbonates with superior whiteness, brightness and opacity.

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

Plastic, Sealant, Rubber and Adhesives Industry

CalciRCTM Product. In January 2006, we launched CalciRCTM. This product is aimed at polymer applications such as plastics, sealants, rubber and adhesives. Initial trials within the plastics industries have shown that CalciRCTM significantly improves certain strength characteristics of the finished product. When trialed in PVC profiles, significant improvements in gloss, brightness and lifetime were measured. Due to the rheological properties of the SCC, higher filler loadings can be achieved which reduce the amount of polymer resin used with consequent cost savings. Further trials are currently being conducted into the processibility characteristics of the product.

Paint Industry

SCC products are being developed for application in the water based decorative paint market. SCC brings benefits of brightness and opacity that enables the producer to reduce the amount of expensive titanium dioxide in the formulation. While paint overall is growing at a rate of two percent (2%) annually, water based emulsion paint is growing at nine percent (9%) driven by environmental considerations and generally carries a premium price over paper industry products. The sustainability benefits of SCC from recycled minerals are being sought by the major paint producers who are urgently trying to make their products more ecofriendly.

Business Activity: Small scale production plant

We have been operating a small-scale production plant in Leuna, Germany. The small-scale production plant, while not a full size commercial plant is, nevertheless, a commercial plant since the products manufactured, in particular, high grade SCC, can be sold. High grade SCC for the pharmaceutical industry is often sold in relatively small amounts and command prices in excess of Euro 1,000 per tonne. Subject to availability of adequate financing, we intend to manufacture and sell high-grade product in these specialist areas where supplies are not available to meet such demands. The small-scale plant continues to test new materials such as PSA, which can be used in the design of any commercial size plant variant and for training purposes.

Business Activity: Europe

After the collapse of the credit markets, the European Investment Bank (“EIB”) announced several programmes late in 2008, to assist in financing of developments within the Member States of the European Union. In particular the Innovation and New Technology Programmes and EIB have confirmed that SCC plants, licensed with our intellectual property rights from outside Europe, would qualify on an aggregated capital expenditure (CapEx) basis, subject to all the normal due diligence requirements. The funding from the EIB allows up to 50% of CapEx to be financed at favorable interest rates for extended terms. They have also confirmed that our indirectly owned subsidiary, CSME, may arrange all financings for each Member State through a UK House Bank, thereby facilitating the due diligence process. The proposed locations are generally in depressed areas and many are eligible for grants of varying amounts depending on the rating of the region.

As part of our effort to develop the plan in Europe, during October 2010, we transferred the business undertaking for the European territory to CSME. Payment for this transfer was made by issuing 80,000,000 common shares with a par value of €0.10 per share of CSME to CSM, our wholly-owned subsidiary, at a value of €0.80 per share. Upon securing the funding to build the first plant, we will issue an exclusive license to CSME for the European territory for the payment of Euro 56 million. The license will be for a period of 30 years with an option to extend.

We, through CSME, is now planning a matrix of plants in Europe and have made presentations to the EIB to confirm that such projects will qualify under its technological innovation programme and other programmes for financial support. Our financial advisors are currently in negotiations with a number of UK banks, in the context of the EIB borrowing and funding for all European plants. We expect European Union grants, in varying amounts, to be available on a number of its prospective plants in the planning stage. In January 2013, we submitted our outline grant application for the project in Piesteritz and has since received confirmation of our eligibility.

CSME will operate entirely independently which will allow us to concentrate on introducing SCC into other territories, initially the United States of America and certain developing territories. An independent Board of Directors has been appointed to conform to London Governance allowing CSME to be the exclusive operators in the European territory. Mr. Michael Brickell, our director, has been re-appointed as Chairman and Managing Director of CSME to represent the parent company.

In December 2011, CSME signed an agreement with Mott MacDonald Ltd. of the United Kingdom, a global management, engineering and development consultancy. Mott MacDonald has more than 14,000 staff, £1 billion revenue and work in 140 countries for the public and private sectors. Mott MacDonald's core business sectors cover buildings, transport, energy, water, environment, health, education, industry, oil and gas, communications and international development. The company has a significant and growing business in the industry sector and has worked on a range of major projects in USA, China, Middle East, Russia, Europe and the UK. The company prepared basic engineering design documentation for a 50,000 tonnes per annum Synthetic Calcium Carbonate (SCC) plant. However, the tendering process that followed was not a success with insufficient contractors interested in an EPC fixed price contract or indicative pricing that was unacceptable to your company. We have now reviewed an alternative approach that we expect will overcome the hurdles experienced last year.

We are modifying the basic engineering package to reduce the key cost elements in our merchant plant that will provide an off take of 35,000 tonnes per annum. This lower off take will focus on the high value grade applications for SCC. The contracting for our plant will be on an EPCm basis, with which we expect to avoid the tendering difficulties experienced last year and ensure our Capex of €25 million meets criteria for grant application. The project is now eligible to apply for grant under the European Reconstruction and Development Fund from the Investment Bank of Sachsen Anhalt.

Business Activity: Germany

In April 2003, we appointed GUSCO Handel as our sole sales representative to the paper and board industry in Germany for our SCC products: CalciLSTM and CalciSGTM. GUSCO Handel, a subsidiary of family owned G. Schürfeld Group, was founded in 1937 and recognized as an accredited agency in the marketing and sales of forest products (pulp, paper, board and timber). The broad experience of GUSCO Handel in the paper industry gained from its wide customer relations developed over many years, made them spot the unique growth opportunity presented by our SCC.

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

By the end of February 2004, we secured Letters of Intent (“LOI”) from various German companies in the paper industry for our SCC products: CalciLSTM and CalciSGTM. The customers who signed the LOIs were a cross section of major German companies in the paper industry. Each customer signed a confidentiality agreement and tested, at its own expense, our SCC sample product in their manufacturing process. These LOIs were subject to definitive agreements which were to be executed upon the completion of the 100,000 tonnes per annum plant in Leuna, Germany.

In 2006, a major Finnish contractor, part of a multi-national Austrian group, was engaged to complete the design and planning work on a larger first commercial plant capable of producing 100,000 tonnes per annum. This contractor was able to provide all the principle components from companies within its group. All the additional design work was carried out at the contractor's own cost.

However, as a result of global financial crisis and the difficulties in the banking sector in Germany, we were unable to secure the endorsement of a House Bank in Germany of our application to secure a grant from the European Regional Structural Fund towards 40% financing of the capital expenditure (CapEx) of our planned 100,000 tonnes per annum plant in Leuna, Germany, nor were we able to find a strategic partner on terms which we considered to be acceptable to our shareholders. Although our project was approved and the due diligence completed satisfactorily, the House Bank was unable to endorse our application as its credit lines were withdrawn and it was subsequently closed down. As such, we have suspended the development of our 100,000 tonnes per annum plant in Leuna, Germany and focused our energy in the European market with the smaller circa 50,000 tonnes per annum plants. With the change in strategy, any large scale plant to be built in Germany has been deferred into the European roll-out program. We are in the process of renegotiating the existing LOIs with the various German companies as well as negotiating new LOIs as part of the European roll-out program.

During November 2011, we signed a Letter of Intent relating to the construction and operation of a Synthetic Calcium Carbonate ("SCC") plant on the site of SKW Stickstoffwerke Piesteritz GmbH ("SKWP"). The plant, with planned production of 35,000 tonnes per annum will be situated on the Agro-Chemie Park, Piesteritz in Lutherstadt-Wittenberg, Germany. Feasibility has been completed.

SKWP is the largest producer of ammonia in Germany and is actively developing business on the Agro-Chemie Park. In addition to renting a suitable plot of land to CSME, and providing utilities and site services, SKWP will supply the CO2 required for this SCC plant.

In December 2012, CalciTech Piesteritz GmbH (“CPG”) was formed in Germany. This is a wholly-owned subsidiary of CSME. The purpose of CPG will be to build and operate the first 35,000 tonnes per annum SCC plant as a sub-licensee of CSME. During January 2013 CPG submitted an outline application to the Investment Bank of Sachsen Anhalt for a 40% CapEx grant and the Investment Bank confirmed the project’s eligibility for grant purposes.

Business Activity: Spain

In September 2009, we signed a Letter of Intent with Calcinor SA of Spain. Calcinor is Spain’s largest producer of lime, which is the principal raw material for CalciTech’s Synthetic Calcium Carbonate (SCC). The objective of this potential relationship is to build a plant at one of Calcinor’s sites.

Business Activity: Republic of Slovakia

We originally signed a memorandum of understanding with Novaky Chemical Company (“Novaky”) to form a joint venture company to produce SCC from Novaky's waste lime. A joint venture agreement was signed on March 23, 2004. Novaky had over 1.5 million tonnes of waste lime in temporary storage and continues to produce more in its ongoing acetylene production. Following the granting of our patent in the Slovak Republic in February 2005, we commenced the technical, financial and marketing feasibility of a large production facility plant to serve the Central European market.

Under the terms of the memorandum of understanding, it was agreed that we would control the joint venture. At that time it was anticipated that the project would qualify for environmental and investment incentives from The Republic of Slovakia. Following the granting of our patent in Slovakia in 2006, we actively focused on developing this project.

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

Following a change of management at Novaky and in view of delays with our project in Germany with the credit market turmoil, we determined to delay matters until our phased roll out program.

Business Activity: Americas and Other Territories

In August 2002, we appointed Charles Kunesh, formerly research director of Specialty Minerals Inc. in America, to represent our program to identify suitable waste deposits for possible SCC manufacture. This led to a number of discussions and we announced in April 2003 an agreement to conduct feasibility studies for such a project with Carbide Industries LLC of Louisville, Kentucky. We are not pursuing this project or any other North American project at the present time until commencement of our roll out program. With the management of CSME concentrating on the development of the European territory, this will allow us time to attend to this territory and others, including China and India.

Financing

We are currently financed through a loan facility, up to $3,000,000, from Epsom Asset Management Ltd (“Epsom”). In September 2007, Epsom agreed to convert $2,001,000 of the balance due under the credit facility agreement into our Common Shares on the basis of one share for each $0.29 of note. This conversion resulted in the issue of 6,900,000 Common Shares. In addition, in December 2007, Epsom agreed to convert a further $1,259,697 of the balance due under the credit facility agreement into our Common Shares on the basis of one share for each $0.30 of note. This conversion resulted in the issue of 4,198,990 Common Shares. In December 2007, Epsom agreed to extend the credit facility to August 30, 2009. In the third quarter of 2008, Epsom agreed to a temporary increase of the facility to $5 million up to December 31, 2008 in the absence of any new fund raising by placement of Common Shares. Epsom has extended the credit facility to August 31, 2014.

In addition, we had outstanding 6% convertible debenture notes, with a maturity date of December 31, 2013, which are only repayable in cash at our option. Holders of the debenture notes did not have such an option and may only convert into our Common Shares at a conversion price of $1.75 on the maturity date. This, therefore, had no effect on our liquidity.

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

In December 2011, Epsom agreed to convert $1,000,000 of its outstanding balance into 8,100,000 ordinary shares of CSME at the par value of Euro 0.10 per share. This gave Epsom a 10.125% holding in CSME. Epsom further agreed to extend their 4% convertible debentures until March 31, 2014 with no other changes to the terms.

In December 2012, Epsom agreed to convert $851,000 of its outstanding balance into 5,148,654 ordinary shares of CSME at a price of Euro 0.125 per share. This gives Epsom a 11.56% holding in CSME. The credit facility agreement was also extended to August 31, 2014.

Revenue

During the fiscal year ended December 31, 2012 and the year ended December 31, 2011, we received revenues totaling $NIL and $NIL respectively from the sale of SCC samples. Only small sized samples are being sent out to potential customers for testing, especially in non-paper applications, for which it is customary not to charge clients. Please see the “Consolidated Statement of Comprehensive Income” and Item 3A, “Selected Financial Data”, and Item 5, “Operating and Financial Review and Prospects”, for more information.

Dependence on Customers and Suppliers

We are not dependent upon a single or a few customers or suppliers for revenues from our operations.

Project and Product Development

During the year ended December 31, 2007 and continuing through the fiscal year ended December 31, 2012, we moved out of the research and development stage and into the commercialization stage, and project and product development. Accordingly, we no longer expense project and development expenses. $250,000 spent in 2012 on project and product development appears on the Balance Sheet as an intangible asset.

We expensed $NIL on research and development in the year ended December 31, 2012 and $NIL in the year ended December 31, 2011.

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

We maintain a Synthetic Calcium Carbonate “SCC” small scale production plant at Leuna, Germany, through a branch office of CSME. This small plant has a maximum capacity of 800 tonnes per annum. A suitably equipped laboratory facility has also been installed adjacent to the plant, in the same building. No additional land or rental is involved. The small-scale plant will continue to produce samples, test materials, be used to design commercial plant size variants and for training purposes. This facility is rented and there is a commitment for future obligations for rent of $25,000 as at December 31, 2012.

Item 4A.	Unresolved Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

Overview

We are currently in the process of commercializing our SCC based products. An important aspect of this commercialisation has been the building and commissioning of our small-scale production plant in Leuna, Germany. This small-scale plant was initially built for commercial purposes. It produces samples for all future plants, tests input materials from around the world and will provide the necessary training for staff to be employed in the future commercial plants. The small-scale plant has also been used in the design development of future commercial plants and has supported the development of a 100,000 tonnes per annum plant originally planned in Germany. However, as a result of the global financial crisis and difficulties in the banking sector in Germany, we were unable to secure financing for our planned 100,000 tonnes per annum plant. Currently, we have deferred the development of the planned 100,000 tonnes per annum plant in Germany, and through CSME, are looking to develop a number of circa 50,000 tonnes per annum plants throughout Europe. The first commercial plant in Germany is expected to produce 35,000 tonnes per annum.

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

We are currently financed through a loan facility, up to $3,000,000, from Epsom Asset Management Ltd. (“Epsom”). Epsom has extended the credit facility to August 31, 2014.

In addition, we have outstanding convertible debenture notes, which are only repayable in cash at our option. .Holders of the debenture notes do not have such an option and may only convert into our Common Shares at a conversion price of $0.75 on the maturity date. This, therefore, has no effect on our liquidity. These notes, with the agreement of the holders, have been extended with a maturity date of December 31, 2013 on the same terms as before.

In December 2009, we authorized a new series of 4% convertible debenture notes with a conversion rate of $0.40 per share for a period of two years from date of issue. All other terms and conditions are the same as the previous series of convertible notes. Epsom has converted $1,500,000 of its outstanding loan facility into these new notes. These notes have been extended until March 31, 2014.

In December 2010, Epsom agreed to convert $2,300,000 of its outstanding balance into $1,000,000 of the new series of 4% convertible debenture notes issued in 2009 and $1,300,000 into our Common Shares at a price of $0.085 per share. This resulted in the issue of a further 15,294,118 of our Common Shares. These debenture notes were extended until December 31, 2013 with no other changes to the terms.

In December 2011, Epsom agreed to convert $1,000,000 of its outstanding balance into 8,100,000 ordinary shares of CSME at the par value of Euro 0.10 per share. This gave Epsom a 10.125% holding in CSME.

In December 2012, Epsom agreed to convert $851,000 of its outstanding balance into 5,148,654 ordinary shares of CSME at a price of Euro 0.125 per share. This gives Epsom a 11.56% holding in CSME. The credit facility agreement was also extended to August 31, 2014.

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

Revenue recognition

We have no large-scale commercial SCC plants, and since 2004 we have received revenues from the sale of SCC samples only. Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts, VAT and other sales related taxes.

Interest is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

The allowance for doubtful accounts reflects management’s best estimate of probable losses inherent in the accounts receivable balance. Management determines the allowance based on known troubled accounts, historical experience, and other currently available evidence. We write off accounts receivable when they become uncollectable. We currently have no allowance for doubtful accounts.

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

Intangible Assets

Expenditure on intangible assets (Product Development, Project Development, Commercial Plant pre-financing costs and Patents) will be capitalized and amortized against production and sales of SCC. Legal expenditure for the protection of technology developed by us is recognized as an expense in the statement of comprehensive income, as incurred, except when additional future economic benefits can be attributed to such protection at closing date. The intangible assets are not amortized because we do not yet utilizing them on a commercial level. Amortization will begin upon the commencement of commercial production. Management regularly reviews the intangible assets to consider their carrying value and whether there is any impairment in light of the project or product development.

The recoverability of the carrying value of intangible assets is based upon Directors assumptions that sufficient funds can be raised to commence commercial production.

5A.	Operating Results

The following discussion and analysis relates to items that have affected our results of operations for the years ended December 31, 2012, December 31, 2011, and December 31, 2010. The information contained in the table below should be read in conjunction with our consolidated financial statements and accompanying notes included in this Annual Report on Form 20-F.

	Year Ended December 31, 2012		Year Ended December 31, 2011		Year Ended December 31, 2010
Operating Revenue		$96,000		$196,000	$	NIL
Cost of Revenues	$	NIL	$	NIL	$	NIL
Gross Margin		$96,000		$196,000	$	NIL
Research and development expenses	$	Nil	$	Nil	$	Nil
Project development expenses	$	Nil	$	Nil	$	Nil
Product development expenses	$	Nil	$	Nil	$	Nil
General and administrative expenses		$837,000		$1,273,000		$699,000
Operating Loss		$(741,000)		$(1,077,000)		$(699,000)
Net Loss Before Income Taxes		$(731,000)		$(1,265,000)		$(869,000)
Provision for Income Taxes	$	Nil		$(1,000)		$(1,000)
Net Loss		$(731,000)		$(1,266,000)		$(870,000)

December 31, 2012 compared to December 31, 2011.

Revenue. We had revenues totaling $96,000 for the year ended December 31, 2012 compared to $196,000 for the year ended December 31, 2011. The decrease was a result of no revenue from the sale of Synthetic Calcium Carbonate (“SCC”) samples during the year. Other revenue of $96,000 was a result of grant monies and other contributions received in the development of our Paper Sludge Ash technology.

Expenses. Product development and project development costs for the year ended December 31, 2012, remained at $NIL. Product development and project development expenditure of $250,000 for the year ended December 31, 2012 (December 31, 2011: $494,000) was capitalized as an intangible asset. General and administrative expenditure for the year ended December 31, 2012 decreased from $1,273,000 to $837,000. The decrease of $436,000 was as a result of a reduction of costs across all group companies. Salaries and charges for the year ended December 31, 2012, decreased from $202,000 to $91,000 and professional fees decreased from $276,000 to $183,000. Even though we are now firmly engaged in the commercialisation stage, project and product development continue but are recorded as Intangible Assets.

Net Loss. The net loss in year ended December 31, 2012 decreased to $731,000 compared to $1,266,000 in year ended December 31, 2011.

December 31, 2011 compared to December 31, 2010.

Revenue. We had revenues totaling $196,000 for the year ended December 31, 2011 compared to $NIL for the year ended December 31, 2010. There was no revenue from the sale of Synthetic Calcium Carbonate (“SCC”) samples during the year. Other revenue of $196,000 was a result of grant monies and other contributions received in the development of our Paper Sludge Ash technology.

Expenses. Product development and project development costs for the year ended December 31, 2011, remained at $NIL. Product development and project development expenditure of $494,000 at year ended December 31, 2011 (December 31, 2010: $551,000) was capitalized as an intangible asset. General and administrative expenditure increased from $699,000 to $1,273,000. This increase was a result of CSME development costs increasing from $49,000 to $711,000 whilst the same costs for all other group companies decreased from $650,000 to $562,000. Salaries and charges increased from $168,000 to $202,000 and legal fees increased from $23,000 to $42,000 during the year. These increases were mainly due to the continuing development of our European licensee and its commercialization program. Interest charges have increased from $142,000 to $175,000. Even though we are now firmly engaged in the commercialisation stage, project and product development continue but are recorded as Intangible Assets.

Net Loss. The net loss in year ended December 31, 2011 increased to $1,266,000 compared to $870,000 in year ended December 31, 2010.

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

Interest Rate Sensitivity

We are not currently subject to adverse movement in interest rates because our credit facilities are fixed at an interest rate of 1.75% and Convertible Debentures at an interest rate of 1.75% and 4.00%. The credit facility agreement requires repayment on August 31, 2014. We may redeem the Convertible Debentures before December 31, 2013. We do not currently engage in hedging transactions designed to manage interest rate fluctuation risks.

5B.	Liquidity and Capital Resources

As of December 31, 2012, our working capital deficiency increased to $1,027,000 from the working capital deficiency as of $805,000 on December 31, 2011. As of December 31, 2012, our cash deposits were down to $30,000 from $35,000. Our current liabilities increased by $234,000 from $902,000 on December 31, 2011 to $1,136,000 on December 31, 2012.

As of December 31, 2011, our working capital deficiency decreased to $805,000 from the working capital deficiency of $2,823,000 on December 31, 2010. As of December 31, 2011, our cash deposits were up to $35,000 from $18,000. Our current liabilities decreased by $2,043,000 from $2,945,000 on December 31, 2010 to $902,000 on December 31, 2011.

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

From time to time, the balance of this facility has been reduced by the mutually agreed conversion of the balance into our Common Shares, in order to provide on-going working capital. During February 2005, Epsom agreed to convert part of this facility into equity for $1,400,000. As at February 28, 2006, $213,000 of this facility had been drawn down. In September 2007, Epsom agreed to convert $2,001,000 of the balance due under the credit facility agreement into our Common Shares on the basis of one share for each $0.29 of note. This conversion resulted in the issue of 6,900,000 of our Common Shares. In addition, in December 2007, Epsom agreed to convert a further $1,259,697 of the balance due under the credit facility agreement into our Common Shares on the basis of one share for each $0.30 of note. This conversion resulted in the issue of 4,198,990 of our Common Shares. In December 2007, Epsom agreed to extend the credit facility to August 30, 2009. As at December 31, 2008, with the prior written consent of Epsom, the facility was temporarily extended by $2,936,000 (December 31, 2007: $1,630,000 available). A restructuring of the debt in order to make available additional working capital was completed in 2009. Epsom increased the credit facility to $3,000,000 and extended it until August 31, 2014.

In addition, we have outstanding convertible debenture notes. During December 2008, all 6% convertible debenture holders with a value of $4,642,000, agreed to convert 50% of the capital with accrued interest to December 31, 2008, amounting to $2,321,000 into our Common Shares at a price of $0.095 per share. The remaining debenture notes were extended until December 31, 2011 at an interest rate of 1.75% per annum, payable quarterly, with the right to convert into our Common Shares at $0.75 per share, amended from a conversion of $1.75 per share. We have the right, upon 10 days notice, without penalty, to repay all or any portion of the outstanding principal. During December 2010, these debentures were extended until December 31, 2012 with unchanged terms and interest rate. These notes were further extended in December 2012 until December 31, 2013 with unchanged terms and interest rate.

In December 2009, we authorized a new series of 4% convertible debenture notes with a conversion rate of $0.40 per share for a period of two years from date of issue. All other terms and conditions are the same as the previous series of convertible notes. Epsom converted $1,500,000 of its outstanding facility into these new notes.

In December 2010, Epsom agreed to convert $2,300,000 of its outstanding balance into $1,000,000 of the new series of 4% convertible debenture notes issued in 2009 and $1,300,000 into our Common Shares at a price of $0.085 per share. This resulted in the issue of a further 15,294,118 of our Common Shares. These debenture notes were extended until December 31, 2013 with no other changes to the terms.

In December 2011, Epsom agreed to convert $1,000,000 of its outstanding balance into 8,100,000 ordinary shares of CSME at the par value of Euro 0.10 per share. This gave Epsom a 10.125% holding in CSME.

In December 2012, Epsom agreed to convert $851,000 of its outstanding balance into 5,148,654 ordinary shares of CSME at a price of Euro 0.125 per share. This gave Epsom a 11.56% holding in CSME. The credit facility agreement was also extended to August 31, 2014.

Given the cash on hand of $30,000, together with working capital credit facility and the continuing control of expenses, we believe that we have sufficient working capital to maintain our administrative operations and obligations for the next 12 months. We have received assurances from the provider of this credit facility that it will continue to keep this credit facility available for this period. However, to implement our current business plan and develop commercial production of the SCC products, this credit facility would be insufficient and further funding would be required. We will need additional capital to finance the development of the commercial plants. We have commenced discussions with a number of AIM market adviser brokers to secure the appropriate funding and an admission of CSME, to the AIM.

We will need approximately Euro 27.50 million for our first full-scale plant. The construction of these plants will be financed by a combination of grants from the European Structural fund for up to 40% of the capital expenditure, and the remainder from arrangements made by the Company and by the Company’s house bank. Where state guarantees are also available these will be sought.

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

We expensed $NIL in the year ended December 31, 2012 and $NIL in the year ended December 31, 2011 on research and development.

5D.	Trend Information

Revenue from the principal activity commenced for trial purposes since the year ended February 29, 2004. At the present time, we have not generated any revenue from producing SCC on a commercial scale and have incurred substantial losses due to expenses associated with our close of past Trylene and Acetylene Gas businesses and research and development expenses.

5E.	Off Balance Sheet Arrangements

None.

5F.	Tabular Disclosure of Contractual Obligations

Contractual obligations for the fiscal year ended December 31, 2012 are disclosed as follows:

	Dec 31, 2012	Payments Due by Period
	Total	< 1 year	1-3 years	4-5 years	> 5 years
Contractual Obligations	$	$	$	$	$

Credit facility	2,001,000	0	2,001,000	0	0
Convertible debentures	0	0		0	0
Debenture Interest payable	0	0		0	0
Equipment leasing	0	0		0	0
Property rental	0	0	0	0	0

Total Contractual Cash Obligations	2,001,000	0	2,001,000	0	0

We categorized our contractual obligations based on the following:

Credit facility. As at December 31, 2012, the balance available on the credit facility with Epsom was $999,000. It is not repayable until August 2014 and is therefore a non-current liability. Under the original credit facility agreement with Epsom, any outstanding balance due under the credit facility agreement can be converted in part or in whole into our Common Shares at any time at the option of Epsom. The conversion price to be mutually agreed on the date such note was made or additional advances were made. In December 2012, Epsom agreed to convert $851,000 of its outstanding balance into 5,148,654 ordinary shares of CSME at a price of Euro 0.125 per share.

Convertible Debentures. Debenture holders were offered and accepted new debentures with a maturity date of December 31, 2013, and falls into the 1-3 year(s) period. Epsom agreed to extend their 4% convertible debentures until March 31, 2014.

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

At our Annual General Meeting of Shareholders held on May 22, 2012 the Board of Directors were elected. Our current directors are as follows:

Name	Age	Positions Held	Period

Roger A. Leopard	70	Director	June 2001-Present

		President and Chief	February 2000 – Present
		Executive Officer

Michael J.B. Brickell	72	Director	March 2010 – Present

John O’Kelly-Lynch	54	Director	January 2012 - Present

Roger A. Leopard. Mr. Leopard is our Chief Executive Officer, President and Director. Mr. Leopard is a Chartered Accountant, initially with Deloittes until leaving the profession in 1966 to join The Great Universal Stores as Assistant Treasurer. He played a key role in the development of the corporation’s financial services division. In 1976, Mr. Leopard was appointed Vice President of Finance of the CIG Group, a computer leasing and related product marketing and service operation with diversified European operations. He was subsequently appointed Chairman of the Board and Chief Executive of CIG Group’s U.S. listed parent company. During this period, he specialized in innovative methods of financing a wide range of businesses and was involved in early stage company development and finance. This involved the arranging of funding for many commercial organizations in North America, Europe and Russia. Before becoming our director, Mr. Leopard was a director of Epsom Asset Management Ltd. Upon his appointment, he resigned from this position and is no longer involved with Epsom Asset Management Ltd.

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

6B.	Compensation

During our fiscal year ended December 31, 2012, we paid an aggregate of $60,000 in compensation to our directors and officers as a group for services in all capacities. We did not make any payments for pension or retirement plans for officers and directors.

Directors’ Compensation

Directors, who are not our employees, are compensated by stock options and $1,000 for each board meeting attended, in addition to travel expenses. Directors, who are also our officers, do not receive additional compensation for serving as Directors.

Executive Compensation

The following table sets forth the aggregate cash compensation paid for the past fiscal year for executive compensation:

SUMMARY COMPENSATION TABLE

						Long Term Compensation
		Annual Compensation		Awards		and Payouts
					Securities
Name and	Fiscal	Cash	Other Annual	Restricted	Underlying	LTIP	All Other
Principal Position	Period	Compensation	Compensation	Stock	Options	Payouts	Compensation
		$	$	Award(s)	#	$	$

Roger A. Leopard	Dec 2012	60,000	Nil	Nil	1,750,000	Nil	Nil
C.E.O. & President, Director

Michael J.B. Brickell	Dec 2012	Nil	Nil	Nil	250,000	Nil	Nil
Director

John O’Kelly-Lynch	Dec 2012	Nil	Nil	Nil	250,000	Nil	Nil
Director

STOCK OPTIONS

On October 1, 2003, our board of directors approved our Stock Option Plan (the “Option Plan”), which was approved by our shareholders on February 24, 2004. The Option Plan offers selected employees, directors, officers, and consultants the opportunity to acquire our common shares, and serves to encourage such persons to remain employed by us and to attract new employees

As of December 31, 2012, stock options to purchase a total of up to 6,150,000 shares have been granted and remain outstanding under the Plan, leaving 13,943,320 options available for issuance. All previous grants of option-based awards are taken into account when considering new grants.

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

During the period ended December 31, 2012, Messrs. Brickell and O’Kelly-Lynch comprised the Audit Committee and Messrs. Leopard and Brickell comprised the Compensation Committee. The primary functions of the Audit Committee are to review the scope and result of the audit performed by our independent accountants, our internal accounting controls, non-audit services performed by the independent accountants and the cost of accounting services. The Compensation Committee reviews all compensation proposed for senior management and Board members.

6D.	Employees

Our subsidiary, CalciTech Group Services SA, has no full-time employees and no part-time employees located in Switzerland. CalciTech Synthetic Minerals Europe Ltd. has four (4) full-time employees and no part-time employees located in Germany and no (0) full-time employee based in the United Kingdom. We and our other subsidiaries do not have employees.

6E.	Share Ownership

The following table sets forth the share ownership of our Officers and Directors as of date of December 31, 2012.

	Dec 31, 2012
	Number of
	Shares	Percent

Roger A. Leopard (non-beneficial)*	1,468,125	0.73%
Michael J.B. Brickell	250,000	0.12%
John O’Kelly-Lynch	0	0.00%

 *Mr. Leopard is a non-beneficial owner of the above shares.

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

During the fiscal year ended December 31, 2012, we issued 250,000 share options. The Balance of outstanding options held by directors is shown in the table below:

Outstanding Options

Name	Shares Underlying Options	Exercise Price	Purchase Price, if any	Expiration Date

Roger A Leopard	750,000	$0.30	-	February 28, 2013*
	500,000	$0.27	-	October 10, 2013
	500,000	$0.095	-	December 30, 2013

M.J.B. Brickell	250,000	$0.095	-	January 26, 2015

J. O’Kelly-Lynch	250,000	$0.095	-	May 21, 2017

* options lapsed on the expiration date

Item 7. Major Shareholders and Related Party Transactions

7A.	Major Shareholders

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

 During November 2009, CalciTech was advised that a Schedule 13G had been filed by Envirinvest Ltd., reporting that it beneficially owns 12.16% of CalciTech’s Common Shares Envirinvest Ltd. is a European private investment fund with particular emphasis on environmental and sustainable technologies. They have been a shareholder and supporter of us since 2002 and substantially increased their stake in the 2009 restructuring of CalciTech previously announced.

As of December 31, 2012, there were 3,100 record holders of Common Shares in the United States representing approximately 85.1% of the total shareholders as reported to be held in the records of Computershare Trust Company, the Registrar and Transfer Agent for the Common Shares.

7B.	Related Party Transactions

For the year ended December 31, 2012, the year ended December 31, 2011 and the year ended December 31, 2010, the amounts paid to shareholders, directors and officers of the Company and their related companies for consulting and other services totaled as follows:

	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010
	$	$	$
Amounts paid to shareholders, directors and officers of the Company for consulting and other services	$60,000	$187,000	$258,000

Amounts paid to Cotswold Collections Limited for head office services	$37,000	$42,000	$0

Amounts paid to EuroHelvetia TrustCo SA for financial advice	$110,000	$197,000	$426,000

Amounts payable at Balance Sheet date to EuroHelvetia TrustCo SA	$310,000	$82,000	$21,000

Amounts payable at Balance Sheet date to Cotswold Collections Limited	$82,000	$33,000	$0

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

Not Applicable.

Item 8. Financial Statements

8A.	Consolidated Statements and Other Financial Information

We have attached the following financial statements to this Annual Report:

•	Auditors’ Report.

•	Consolidated Statement of Financial Position as of December 31, 2012, December 31, 2011, and December 31, 2010.

•	Consolidated Statement of Comprehensive Income for the years ended December 31, 2012, December 31, 2011, and December 31, 2010.

•	Consolidated Statement of Shareholders’ (Deficit) Equity for the years ended December 31, 2012, December 31, 2011, and December 31, 2010.

•	Consolidated Statement of Cash Flows for the years ended December 31, 2012, December 31, 2011, and December 31, 2010.

•	Notes to Consolidated Financial Statements.

Dividend Policy

We have never paid any dividends and do not intend to in the near future.

8B.	Significant Changes

None.

Item 9. The Offer and Listing

9A.	The Offer and Listing Details

Price History of Stock

Until January 19, 2005, our Common Shares were listed in Canada on the TSX Venture Exchange (“TSX”), under the symbol CLK. In the United States our Common Shares have been quoted on the OTC Electronic Bulletin Board (“OTCBB”), under the symbol CLKTF.OB. On May 15, 2002, our shares were approved to trade on the Third Segment of the Frankfurt Stock Exchange in Germany, under the symbol XCH. However, following our voluntary delist from the TSX, our Common Shares no longer have a quotation on the Freiverkehr. In July 2005, our Common Shares were approved for listing on the OFEX under the symbol CLK. Due to the high costs of maintaining this listing, our Common Shares were withdrawn from OFEX in December 2008.

As a result of our failure to timely file our Form 20-F for our fiscal year ended December 31, 2011 with the Securities and Exchange Commission ("SEC"), our stock ceased trading on the OTCBB and began trading on the OTC Markets Pink Sheets (the “Pink Sheets”). Our trading symbol remained unchanged as "CLKTF". The Form 20-F for the year ended December 31, 2011 was filed with the SEC on December 10, 2012. Our shares resumed trading on the OTCBB on December 12, 2012.

The high and low prices for our Common Shares expressed in United States dollars quoted on the OTCBB for the last six (6) months, each quarter for the last two (2) fiscal years and annually for the last five (5) years are as follows:

	OTC Bulletin Board		OFEX
	US$	US$	UK£	UK£
Last Three Months	High	Low	High	Low
March 2013	$0.02	$0.01	N/A	N/A
February 2013	$0.025	$0.01	N/A	N/A
January 2013	$0.025	$0.008	N/A	N/A

2012	High	Low	High	Low
4th QTR ended December 31, 2012	$0.03	$0.001	N/A	N/A
3rd QTR ended September 30, 2012	$0.009	$0.004	N/A	N/A
2nd QTR ended June 30, 2012	$0.0475	$0.005	N/A	N/A
1st QTR ended March 31, 2012	$0.06	$0.01	N/A	N/A

2011	High	Low	High	Low
4th Qtr ended December 31, 2011	$0.08	$0.02	N/A	N/A
3rd Qtr ended September 30, 2011	$0.095	$0.05	N/A	N/A
2nd Qtr ended June 30, 2011	$0.10	$0.05	N/A	N/A
1st Qtr ended March 31, 2011	$0.085	$0.055	N/A	N/A

Period	High	Low	High	Low
2012 Annual	$0.06	$0.004	N/A	N/A
2011 Annual	$0.10	$0.02	N/A	N/A
2010 Annual	$0.10	$0.05	N/A	N/A
2009 Annual	$0.12	$0.02	N/A	N/A
2008 Annual	$0.29	$0.20	£0.15	£0.01

9B.	Plan of Distribution

Not Applicable.

9C.	Markets

Our Common Shares are currently quoted on the OTCBB under the symbol CLKTF. Up until January 19, 2005, our Common Shares were listed in Canada on TSX, when delisting from this exchange was formalized. With effect from May 15, 2002, our Common Shares have been listed in Germany on the Third Segment of the Frankfurt Stock Exchange under the symbol XCH. However, following our voluntary delist from the TSX-V, our shares no longer have a quotation on the Freiverkehr. In July 2005, our Common Shares were approved for listing on the PLUS Markets (then still named OFEX) under the symbol CLK. Due to the high cost of maintaining this listing and the lack of market makers provided by the PLUS markets, we decided to delist our shares in December 2008.

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

Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated February 27, 1998. On February 28, 1998, we entered into a credit facility agreement of up to $2,330,000 with Epsom Investment Services N.V. bearing interest at 8% per annum and a repayment date of 2000. In November 2008, Epsom Investment Services, N.V., assigned the credit facility to Epsom Asset Management Ltd. (“Epsom”) following a reorganization of the Epsom Group. The credit facility has been amended several times over the years. Currently, the revolving 1.75% credit facility is for $3,000,000 of which $2,001,000 is owing as of December 31, 2012. The credit facility is due on August 31, 2014.

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

As required by paragraph (b) of Rules 13a-15 or 15d-15 under the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”), our principal executive officer and principal financial officer evaluated our disclosure controls and procedures (as defined in rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report. Based upon that evaluation, the CEO and CFO concluded that these disclosure controls and procedures were effective as of the end of the period covered by this Annual Report. No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

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

CalciTech’s management assessed the effectiveness of CalciTech’s internal control over financial reporting as of December 31, 2012 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework, Guidance for Smaller Public Companies. Based on this assessment, management believes that, as of December 31, 2012, CalciTech’s internal control over financial reporting was effective.

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

16B.	Code Of Ethics

We are currently in the process of adopting a "code of ethics" which will apply to our principal executive officer, principal financial officer, and principal accounting officer. When adopted, our code of ethics will be available on our website at www.calcitech.com.

16C.	Principal Accountant Fees And Services

The independent auditor for the fiscal year ended December 31, 2012 and December 31, 2011 was Reeves & Co LLP. For the fiscal years ended December 31, 2010, the independent auditor was HW Fisher & Co.

Audit Fees

The aggregate fees billed by Reeves & Co LLP for professional services rendered for the audit of our annual financial statements on Form 20-F for the fiscal year ended December 31, 2012 was $39,000.

The aggregate fees billed by Reeves & Co LLP for professional services rendered for the audit of our annual financial statements on Form 20-F for the fiscal year ended December 31, 2011 was $35,000.

The aggregate fees billed by HW Fisher & Co for professional services rendered for the audit of our annual financial statements on Form 20-F for the fiscal year ended December 31, 2010 was $45,000.

Audit-Related Fees

The aggregate fees billed for assurance and related services by the independent auditors that are reasonably related to the performance of the audit or review of our financial statements for the year ended December 31, 2012 was $NIL, December 31, 2011 was $NIL and December 31, 2010 was $ NIL

Tax Fees

The aggregate fees billed for tax compliance, tax advice and tax planning rendered by our independent auditors for the fiscal year ended December 31, 2012 was $1,000, December 31, 2011 was $1,000, and December 31, 2010 was $NIL.

All Other Fees

The aggregate fees billed for all other professional services rendered by our independent auditors for the fiscal year ended December 31, 2012 was $NIL, December 31, 2011 was $NIL, and December 31, 2010 was $NIL.

The Audit Committee does not have any pre-approval policies or procedures. The percentage of hours expended on the principal accountant's engagement to audit our financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees was 0%.

16D.	Exemptions From The Listing Standards For Audit Committees

Not applicable.

16E.	Purchases Of Equity Securities By The Issuer And Affiliated Purchasers

None.

16F.	Change in Registrant’s Certifying Accountant

None.

16G.	Corporate Governance

Not applicable.

Part III

Item 17. Financial Statements

The following Financial Statements pertaining to us are filed as part of this Annual report:

•	Auditors’ Report.

•	Consolidated Statement of Financial Position as of December 31, 2012, December 31, 2011, and December 31, 2010.

•	Consolidated Statement of Comprehensive Income for the years ended December 31, 2012, December 31, 2011, and December 31, 2010.

•	Consolidated Statement of Shareholders’ (Deficit) Equity for the years ended December 31, 2012, December 31, 2011, and December 31, 2010.

•	Consolidated Statement of Cash Flows for the years ended December 31, 2012, December 31, 2011, and December 31, 2010.

•	Notes to Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

Dear Shareholder,

I have pleasure in presenting the audited accounts of CalciTech Ltd. for the year ended December 31, 2012 and firstly comment on these.

There was no revenue from the sale of Synthetic Calcium Carbonate (“SCC”) samples during the year. Other revenue of $96,164 was a result of grant monies and other contributions received in the development of our Paper Sludge Ash technology.

The development of projects and products has continued during the past year. This has resulted in the further capitalization of $406,516. As was the case last year, $NIL project and product development expenses were charged to the profit and loss account.

During 2012, your Company has continued development work to commercialise its process through CalciTech Synthetic Minerals Europe Ltd. (“CSME”), the Company’s subsidiary and European licensee. General Administrative expenditure decreased from $1,272,445 to $836,761. This was as a result of a reduction in costs across all Group companies.

In this current year, your Company has continued to focus on developing CSME to become an independent operation. The basic engineering package was completed for the building of a 50,000 tonne pa SCC plant to be built at Piesteritz in Sachsen Anhalt, Germany as planned. However, the tendering process that followed was not a success with insufficient contractors interested in an EPC fixed price contract or indicative pricing that was unacceptable to your company. We have now reviewed an alternative approach that we expect will overcome the hurdles experienced last year.

We are starting out the year with the positions of Managing Director and Finance Director of CSME being replaced by Michael Brickell, who was formerly acting Managing Director and Tom Brown who has been CSME’s Chief Accountant.

We are modifying the basic engineering package to reduce the key cost elements in our merchant plant that will provide an offtake of 35,000 tonnes pa. This lower offtake will focus on the high value grade applications for SCC. The contracting for our plant will be on an EPCm basis, which we expect to avoid the tendering difficulties experienced last year and ensure our Capex of €25 million meets criteria for grant application from the Investment Bank of Sachsen Anhalt.

The project will be carried out by CalciTech Piesteritz GmbH (“CPG”) which is a wholly owned subsidiary of CSME and was incorporated late last year. All registrations for taxation, etc. are being completed currently and the company has commenced activities. Michael Brickell and Tom Brown are appointed the initial Geschaftsfurhers, although it is intended to appoint a German national in due course.

We have several financing strategies available to us, which involve funding directly into CPG in Germany and into CSME in the United Kingdom. It is planned as part of this exercise that we seek a junior listing in the London market.

This year has started out with positive markets and acceptance that Europe is on the mend. This provides us with an opportunity to complete the planning detail for this plant. Our historical difficulties have been the ability to finance “the first of a kind” technology in markets that have been exceptionally difficult and in 2007/8 to more recently, impossible. With a smaller plant focusing in specialty applications this provides an excellent investment opportunity that we expect improving markets to finally recognise.

In December 2012, Epsom Asset Management Ltd. agreed to convert $851,000 of its outstanding credit facility balance into 5,148,654 ordinary shares of CSME at a price of Euro 0.125 per share. This gives Epsom a holding of 11.56% in CSME.

With the completion and filing of the Form 20F for the year ended December 31, 2011 in December 2012, the shares of the Company were re-instated to the OTCQB sector of the Over-the-Counter Bulletin Board (“OTCBB”) on December 11, 2012.

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

President & CEO

Report of Independent Auditors

CalciTech Ltd

To the shareholders and board of directors of CalciTech Ltd

We have audited the accompanying consolidated statement of financial position of CalciTech Limited as of December 31, 2012 and December 31, 2011, the related consolidated statement of comprehensive income, statement of shareholders’ equity and statement of cash flows for the year ended December 31, 2012 and December 31, 2011. The accompanying statements for the year ended December 31, 2010 was audited by the predecessor auditors, HW Fisher.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CalciTech Ltd as of December 31, 2012 and December 31, 2011 and the consolidated results of its operations and its cash flows for each of the three years ended December 31, 2012 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

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

Going concern

As disclosed in note 2.1 to the financial statements, the Group has incurred losses for the years ended 31 December 2012, 31 December 2011 and 31 December 2010, and negative cash flows from operations for the year ended 31 December 2012however positive cash flows from operations for the year ended 31 December 2011. These matters raise doubt about the ability of the Group to continue as a going concern. Management plans in regards to these matters are described in Note 2.1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

.

/s/ Reeves & Co. LLP

UK Statutory Auditors & Chartered Accountants

Reeves & Co. LLP

24 Chiswell Street

London

United Kingdom

Date: March 25, 2013

CALCITECH LTD

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2012, December 31, 2011 and December 31, 2010

(amounts in thousands of US dollars)

		Year to	Year to	Year to
	Notes	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010
		$	$	$
ASSETS
Current assets
Cash and cash equivalents	2.6 and 10	30	35	18
Receivables, prepaid expenses and other current assets	3	79	62	104

Total current assets		109	97	122

Non-current assets
Property, plant and equipment	2.7 and 4	947	970	1,019
Intangible assets	2.8 and 5	9,266	8,666	8,471

Total non-current assets		10,213	9,636	9,490

TOTAL ASSETS		$10,322	$9,733	$9,612

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2012, December 31, 2011 and December 31, 2010

(amounts in thousands of US dollars, except per share data)

		year to	year to	year to
	Notes	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010
		$	$	$
LIABILITIES & SHAREHOLDERS' EQUITY
Current liabilities
Trade and other payables		720	624	384
Accruals		416	278	178
Tax provisions	2.13	0	0	0
Hire Purchase Agreement - current portion	2.18	0	0	0
Convertible debenture notes	2.15 and 7	0	0	2,383

Total Current Liabilities		$1,136	$902	$2,945

Non Current Liabilities
Credit facility	6	2,001	1,520	1,121
Convertible debenture notes	2.15 and 7	2,218	2,218	0

Total Non Current Liabilities		$4,219	$3,738	$1,121

Total liabilities		$5,355	$4,640	$4,066

Shareholders' Equity	8
Common stock, Cdn $ 0.001 par value;
300,000,000 shares authorised; issued & fully paid
200,933,204 at December 31, 2012,
(200,933,204 at December 31, 2011)
(200,933,204 at December 31, 2010)		1,899	1,899	1,899
Share premium, holders' options outstanding
on credit facility and contribution surplus		49,731	49,731	49,731
Convertible debentures – equity component	7	2,630	2,630	2,465
Accumulated deficit during the development stage		(50,285)	(49,610)	(48,344)

Cumulative foreign currency translation adjustments		(633)	(557)	(205)

Total Amounts Attributable to the owners of the parent		3,342	4,093	5,546

Amounts attributable to minority interest	8.5	1,625	1,000	0

Amounts attributable to the owners		4,967	5,093	5,546

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY		$10,322	$9,733	$9,612

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2012,

the year ended December 31, 2011,

and the year ended December 31, 2010,

(amounts in thousands of US dollars, except per share data)

		year to	Year to	year to
	Notes	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010
		$	$	$

Revenues	2.19	96	196	0
Cost of revenues		0	0	0

Gross profit		96	196	0

General and administrative expenses	14	837	1,273	699

Operating loss		(741)	(1,077)	(699)

Profit on sale of investment		178	0	0
Interest on convertible debenture		(28)	(13)	(28)
Interest expense	14	(140)	(175)	(142)
Loss before income taxes		(731)	(1,265)	(869)

Provision for income taxes	2.13	0	(1)	(1)
Net Loss		$(731)	$(1,266)	$(870)

Other Comprehensive Income
Exchange differences on translation foreign operations	2.5	$(76)	(352)	47

TOTAL COMPREHENSIVE INCOME		$(807)	(1,618)	(823)

Attributable to:
Equity holders of the Company		(751)	(1,618)	(823)
Non-controlling interest		(56)	0	0
		$(807)	(1,618)	(823)
Net loss per share:
Basic		$(0.004)	$(0.008)	$(0.004)

Shares used in net loss per share calculation:
Basic		200,933,204	200,933,204	200,933,204

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD

CONSOLIDATED STATEMENT OF SHAREHOLDERS' (DEFICIT) EQUITY

For the year ended December 31, 2012,

the year ended December 31, 2011,

and the year ended December 31, 2010

(amounts in thousands of US dollars except number of shares)

	Common stock		Share premium, holders’ option outstanding and contributed surplus	Convertible debentures – equity component	Accumulated deficit during development stage	Cumulative foreign currency translation adjustments	Total amounts attributable to owners of parent	Minority interest	Total consolidated shareholders (deficit) equity
	Shares	$	$	$	$	$	$	$	$

Balances, December 31, 2009	185,639,086	1,898	48,652	2,412	(47,474)	(252)	5,236	0	5,236

Net loss					(870)	47	(823)		(823)
Issuance of common stock on conversion of credit facility	15,294,118	1	1,299				1,300		1,300
Placing fees			(220)				(220)		(220)
Convertible Debentures: equity component				53			53		53

Balances, December 31, 2010	200,933,204	1,899	49,731	2,465	(48,344)	(205)	5,546	0	5,546

Net loss					(1,266)	(352)	(1,618)		(1,618)
Issuance of common stock on conversion of credit facility
Placing fees
Convertible Debentures: equity component				165			165		165
Amounts attributable to minority interest							0	1,000	1,000

Balances, December 31, 2011	200,933,204	1,899	49,731	2,630	(49,610)	(557)	4,093	1,000	5,093

Net loss					(675)	(76)	(751)	(56)	(807)
Convertible Debentures: equity component				0			0		0
Amounts attributable to minority interest								681	681

Balances, December 31, 2012	200,933,204	1,899	49,731	2,630	(50,285)	(633)	3,342	1,625	4,967

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended December 31, 2012,

the year ended December 31, 2011,

and the year ended December 31, 2010

(amounts in thousands of US dollars)

	Year to	Year to	Year to
	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010
	$	$	$

Cash flows from operating activities
Net loss	(731)	(1,266)	(870)
Adjustments for:
Profit on disposal of investment	(178)
Difference from foreign exchange	7
Depreciation and amortization	49	6	4
Operating loss before working capital changes	(848)	(1,260)	(866)

Changes in working capital:
Receivables, prepayments & current assets	(17)	42	60
Accounts payable, accruals and provisions	235	340	(202)

Net cash used in operating activities	(635)	(878)	(1,008)

Cash flows from investing activities in:
Purchase of property, plant and equipment	(26)	43	0
Plant pre-financing, project & product development	(443)	(138)	(1,406)
Patents	(157)	(57)	(69)

Net cash used in investing activities	(626)	(152)	(1,475)

Cash flows from financing activities:
Repayment of other loans	0	0	0
Proceeds from credit facility	481	399	324
Proceeds attributable to minority interest	851	1,000	1,108
Proceeds from conversion		0	1,000

Net cash provided by financing activities	1,332	1,399	2,432

Effect of exchange rate changes on cash and cash equivalents	(76)	(352)	47

Net decrease in cash & cash equivalents	(5)	17	(4)
Cash and cash equivalents, beginning of year	35	18	22

Cash and cash equivalents, end of year	$30	$35	$18

The accompanying notes are an integral part of the consolidated financial statements

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2012 (amounts in thousands of US dollars, except share data)

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

The Company is in the commercialisation stage and has a growing portfolio of defined products for which samples are being produced and tested by many potential customers in a range of industrial applications. The Company has completed a number of feasibility studies, some with potential industrial partners, for the construction of plants to produce SCC and continues to seek out new projects. An additional patent was filed during 2009 and extends the life of its original patent. No new patents were filed during 2012. Up to December 31, 2012, cumulative losses were $50,285.

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2012 (amounts in thousands of US dollars, except share data)

A working capital facility has been available from Epsom Asset Management Ltd. (“EAM”) since February 1998. From time to time, the balance of this facility has been reduced by the mutually agreed conversion of the balance or part thereof into the common stock and debentures of the Company and its subsidiaries, in order to provide on-going working capital. A restructuring of the debt in order to make available additional working capital was completed in early 2009. The EAM working capital credit facility of $3,000 is available and has been extended until August 31,2014. As at December 31, 2012, the balance available on the credit facility was $999.

During 2007, debentures with a value of $4,642 were re-negotiated by their retirement against the issue of new 6% debentures with a value of $4,642 to December 31, 2009. In December 2008, following negotiations with the debenture holders, an agreement was reached whereby all the debenture holders agreed to convert 50% of their notes, plus accrued interest to December 31, 2008, into common shares of the Company at a price of $0.095 per share. The notes were further amended with an interest rate of 1.75% and a new conversion price of $0.75 per share. These notes were also extended until December 31, 2013.

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

In December 2011, EAM agreed to convert $1,000 of its outstanding balance into 8,100,000 ordinary shares of CalciTech Synthetic Minerals Europe Ltd. (“CSME”) at the par value of Euro 0.10 per share. This gave EAM a 10.125% holding in CSME at that date.

In December 2012, EAM agreed to convert $851 of its outstanding balance into 5,148,654 ordinary shares of CSME at a price of Euro 0.125 per share. This gave EAM an 11.56% holding in CSME at that date. This will provide the Company with sufficient working capital for the next eighteen months operations.

Management believes that given the cash and cash equivalents of $30 together with its working capital credit facility from EAM and assuming their willingness to convert outstanding facility balances into loan notes or shares, and the continuing control of expenses, the Company has sufficient working capital to meet its obligations up to the next 12 months following the date of the approval of these financial statements.

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

Year ended December 31, 2012 (amounts in thousands of US dollars, except share data)

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

The Company, through CSME, is now planning a matrix of plants in Europe and has made presentations to the European Investment Bank (“EIB”) to confirm that such projects will qualify under its technological innovation program and other programs for financial support. The Company’s financial advisors are currently in negotiations with a number of UK banks, in the context of the EIB borrowing and funding for all European plants. The Company expects European Union grants, in varying amounts, to be available on a number of its prospective plants in the planning stage. In January 2013, the Company submitted its outline grant application for the project in Piesteritz and has since received confirmation of its eligibility.

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

Year ended December 31, 2012 (amounts in thousands of US dollars, except share data)

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

2.3 Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries made up to December, 31 2012. The results of subsidiaries sold or acquired are included in the consolidated statement of comprehensive income up to, or from the date control passes. Intercompany balances and transactions have been eliminated fully on consolidation.

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

Year ended December 31, 2012 (amounts in thousands of US dollars, except share data)

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

	year to	year to	year to
	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010
	$	$	$

Unrealised gain / (loss) on currencies	(11)	(177)	(51)

Change in foreign currency adjustments	(76)	(352)	47

Exchange Gain / (Loss)	$(87)	$(529)	$(4)

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

Year ended December 31, 2012 (amounts in thousands of US dollars, except share data)

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

Deferred Project Development costs of $5,101, Product Development costs of $1,629, Commercial Plant Pre-financing Costs of $1,887 and Patents of $649 are recorded at cost, which include:

•	expenditure on materials and services used or consumed in generating the intangible asset;

•	the salaries, wages and other employment related costs of personnel directly engaged in generating the asset, and

•	any expenditure that is directly attributable to generating the asset, such as the amortisation of patents used to generate the asset.

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2012 (amounts in thousands of US dollars, except share data)

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

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2012 (amounts in thousands of US dollars, except share data)

2.14 Stock options

The Company has a stock option plan, which allows stock options to be issued up to 10% of the Company’s issued share capital. The Company has applied the requirements of IFRS 2 “Share-based payment”. The Company accounts for employee and non-employee share-based compensation awards based on their fair value in accordance with IFRS 2.The cost of granting share options and other share-based remuneration is recognised through the statement of comprehensive income over the vesting period.

2.15 Convertible debt

Convertible debt – at the option of the Company and the holder

On issue of convertible debentures, where conversion is at the Company’s or the holder’s option, the fair value of the conversion element is determined. This amount is recognised in shareholders' equity. The obligation to make future payments of principal and interest to the holder of the option, is calculated using a deemed market interest rate for an equivalent non-convertible debt. The obligation to make future payments of interest is carried as a liability until extinguished on conversion or payment.

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

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortised cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition except on conversion, expiry or extension.

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

Year ended December 31, 2012 (amounts in thousands of US dollars, except share data)

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

Year ended December 31, 2012 (amounts in thousands of US dollars, except share data)

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

3. RECEIVABLES, PREPAID EXPENSES AND OTHER CURRENT ASSETS

Receivables, prepaid expenses and other current assets consist of the following:

	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010
	$	$	$
Accounts receivable	2	5	0
VAT receivable	15	17	2
Deposits	7	18	34
Prepaid expenses	55	22	68
Total	$79	$62	$104

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2012 (amounts in thousands of US dollars, except share data)

4. Property, plant and equipment

Property, plant and equipment consists of the following:

	Computer Equipment	Building, Plant & Equipment	Commercial Plant Pre- financing	Office Furniture & Equipment	Total
	$	$		$	$

Balance at December 31, 2011	0	428	530	12	970
Additions	0	0	0	5	5
Disposals	0	0	0	0	0
Depreciation during year	0	(44)	0	(5)	(49)
Foreign Currency Adjustments	0	9	12	0	21

Balance at December 31, 2012	$0	393	542	12	947

Gross Amount	40	982	542	27	1,591
Accumulated Depreciation	(40)	(589)	0	(15)	(644)

Balance at December 31, 2012	$0	393	542	12	947

For the year ended December 31, 2012, the year ended December 31, 2011, and the year ended December 31, 2010, depreciation expense totalled $49, $6 and $4 respectively.

During the year ended February 29, 2004, the Company disposed of its small-scale plant and leased it back for an annual rental of €120 ($176) for a period of five years at the end of which the Company retains the right to re-acquire the plant. The amount capitalised in respect of this plant is $428, of which depreciation of $49 was recognised in the period ending December 31, 2012 (December 31, 2011: $NIL and December 31, 2010: $NIL). The final payment on the lease agreement was made in February 2010 and under the terms of the agreement the plant was acquired for €1.

The assets and liabilities under capital leases are recorded at the lower of present values of the minimum lease payments or the fair values of the assets. The assets are included in property and equipment and are depreciated over their estimated useful lives.

As of December 31, 2012, in connection with building, plant and equipment the future minimum lease payments under non-cancellable finance leases was $49.

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2012 (amounts in thousands of US dollars, except share data)

5. INTANGIBLE ASSETS

Intangible Assets can be summarised as following:

	Project Development	Product Development	Commercial Plant Pre- financing	Patents	Total
	$	$	$	$	$

Balance at December 31, 2011	4,822	1,503	1,849	492	8,666
Reclassification	0	0	0	0	0
Additions	153	97	0	157	407
Disposals	0	0	0	0	0
Foreign currency adjustment	126	29	38	0	193

Balance at December 31, 2012	$5,101	1,629	1,887	649	9,266

Gross Amount	5,101	1,629	1,887	649	9,266
Accumulated Amortisation	0	0	0	0	0

Balance at December 31, 2012	$5,101	1,629	1,887	649	9,266

For the year ended December 31, 2012, the year ended December 31, 2011 and the year ended December 31, 2010, amortisation expense totaled $NIL, $NIL and $NIL respectively. When full-scale production plants are producing revenues, patents will be amortised on a straight-line basis over the remaining life of the patent.

6. CREDIT FACILITY AGREEMENT

Since February 28, 1998 the Company has had available a credit facility with EAM. From time to time, the balance due under the facility has been reduced, by mutually agreed conversions of the debt into the common stock and debentures of the Company. A restructuring of the debt in order to make available additional working capital was completed in early 2009. During February 2009, EAM agreed to convert the full amount of the credit facility as at December 31, 2008, amounting to $5,436, at a price of $0.095 per share. The credit facility was increased to $3,000 with a reduced interest rate of 1.75% per annum. The conversion of the aforementioned EAM facility and creditors resulted in the issue of 59,050,274 common shares.

As part of the restructuring, the original charge agreement with Epsom Investment Services N.V. was assigned, by mutual consent to EAM providing the first charge over the intellectual property rights, collateralised by 100% of the issued share capital of CalciTech Synthetic Minerals Ltd. with the new facility.

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2012 (amounts in thousands of US dollars, except share data)

In December 2009, EAM agreed to convert $1,500 of its credit facility into a new series of convertible debenture notes and to extend the facility of $3,000 to 31st August 2011.

In December 2010, Epsom agreed to convert a further $1,300 of the balance due on the credit facility agreement into common stock of the Company on the mutually agreed basis of one share for each $0.085 of note. This conversion resulted in the issue of 15,294,118 common shares. In addition, EAM agreed to convert a further $1,000 into the series of convertible notes created in December 2009 on the same basis and to extend the facility of $3,000 to November 30, 2013.

In December 2011, EAM agreed to convert $1,000 of its outstanding balance into 8,100,000 ordinary shares of CSME at the par value of Euro 0.10 per share. This gave EAM a 10.125% holding in CSME.

In December 2012, EAM agreed to convert $851 of its outstanding balance into 5,148,654 ordinary shares of CSME at a price of Euro 0.125 per share. This gives EAM a 11.56% holding in CSME. The credit facility agreement was also extended to August 31, 2014.

The credit facility is presented as follows:

	year to	year to	year to
	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010
	$	$	$
Face value of note issued during the year	1,295	1,366	2,538

Interest expense	37	33	86
Conversion of note into common shares	(851)	(1,000)	(1,300)
Convertible debenture notes	0	0	(1,000)

	481	399	324

Non-current liability at beginning of period	1,520	1,121	797

Non-current liability at end of period	$2,001	$1,520	$1,121

Effective interest rate at period end	1.75%	1.75%	1.75%

7. CONVERTIBLE DEBENTURE

The value of the convertible loans, created in the year ended December 31, 2009, at the balance sheet date have been determined in accordance with IAS 32 “Financial Instruments Presentation”, as described more fully in Note 2.15. IAS 32 requires the separate recognition of the debt and equity components of the amounts received, with equity components shown directly in equity reserves.

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2012 (amounts in thousands of US dollars, except share data)

	Dec 31, 2012	Dec 31, 2011
	$	$
Convertible loans	2,218	2,218

Total loans	$2,218	$2,218

Loan maturity analysis:
Less than one year	-	-
Between one and two years	2,218	2,218

Balance at the end of the year	$2,218	$2,218

The fair value of the liability component was calculated using a market interest rate for an equivalent non-convertible loan. The residual amount, representing the value of the equity conversion option, is included in Equity Reserves.

The convertible loan recognised in the balance sheet is calculated as follows:

	Dec 31, 2012	Dec 31, 2011
	$	$
Face value of convertible loan issued	4,821	4,821
Equity component	(2,630)	(2,630)
Liability component on initial recognition	$2,191	$2,191

Interest expense in prior years	-	-
Interest expense in current year	135	135
Interest paid	(108)	(108)
Liability component carried forward	$2,218	$2,218

Disclosed in liabilities due in less than one year	$-	$-

Disclosed in liabilities due in more than one year	$2,218	$2,218

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

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2012 (amounts in thousands of US dollars, except share data)

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

During December 2008, all 6% convertible debenture holders with a value of $4,642, agreed to convert 50% of the capital with accrued interest to December 31, 2008, amounting to $2,526 into common shares of the Company at a price of $0.095 per share. The remaining debenture notes were extended until December 31, 2010 at an interest rate of 1.75% per annum, payable quarterly, with the right to convert into common shares of the Company at $0.75 per share, amended from a conversion of $1.75 per share. The Company has the right, but not the obligation, upon 10 days notice, without penalty, to repay all or any portion of the outstanding principal. These debentures have been classified as equity as there is no contractual obligation to deliver cash and the contract will be settled by the Company delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash. During December 2010, these debentures were extended until December 31, 2012 with unchanged terms and interest rate. These notes were further extended in December 2012 until December 31, 2013 with unchanged terms and interest rate.

In December 2009, the Company authorised $2,500 in a new series of convertible debenture notes with an annual interest rate of 4% payable quarterly in arrears. These notes, with a two year maturity date, are convertible into ordinary shares of the Company at $0.40 per share. All other terms and conditions remain the same as those of the existing series of debentures. These notes were further extended in December 2012 until December 31, 2013 with unchanged terms and interest rate.

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2012 (amounts in thousands of US dollars, except share data)

The equity element can be summarised as follows:

	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010
	$	$	$
Principal amount of debentures at issuance	2,630	2,630	2,465
Less finders' fee	0	0	0
Debentures Converted	0	0	0

	$2,630	$2,630	$2,465

8.3 Conversion of credit facility

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

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2012 (amounts in thousands of US dollars, except share data)

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

In December 2011, EAM agreed to convert $1,000 of its outstanding balance into 8,100,000 ordinary shares of CSME at the par value of Euro 0.10 per share. This gave EAM a 10.125% holding in CSME.

In December 2012, EAM agreed to convert $851 of its outstanding balance into 5,148,654 ordinary shares of CSME at a price of Euro 0.125 per share. This gives EAM a 11.56% holding in CSME.

The repayment of the facility was also extended until August 31, 2014.

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

	Number of	Exercise price per
	Shares	share

Balance at December 31, 2010	7,900,000	$0.095 to 0.37

Options exercised	0
Options lapsed	900,000
Options granted	0

Balance at December 31, 2011	7,000,000	$0.095 to 0.37

Options exercised	0
Options lapsed	1,100,000
Options granted	250,000

Balance at December 31, 2012	6,150,000	$0.095 to 0.27

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2012 (amounts in thousands of US dollars, except share data)

The following table summarises information with respect to stock options as of December 31, 2012:

Exercise Price	Weighted- average Number of options outstanding	Number of options exercisable	Weighted average remaining contractual life (years)

$0.22	1,000,000	1,000,000	0.29
$0.27	600,000	600,000	0.76
$0.30	1,000,000	1,000,000	0.16
$0.095	3,050,000	3,050,000	1.43
Total	6,150,000	6,150,000

During the year 250,000 options were granted.

All stock options are issued at or over the market price of the Company’s shares on the date of their granting.

The fair value of the options granted could not be realistically calculated using a valuation model. Therefore the intrinsic method was used, which led to no charge being recognized as the market price is lower than the exercise price.

8.5 Minority interest

$
Balance, December 31, 2011	1,000

Investment by minority shareholder	681
Loss attributable to minority shareholder	(56)

Balance, December 31, 2012	1,625

In December 2011, EAM agreed to convert $1,000 of its outstanding credit facility balance into 8,100,000 ordinary shares of CSME at the par value of Euro 0.10 per share. As a result EAM owned 10.125% of CSME.

In December 2012, EAM agreed to convert $851 of its outstanding balance into 5,148,654 ordinary shares of CSME at a price of Euro 0.125 per share. As a result, this gave EAM an 11.56% holding in CSME at that date.

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2012 (amounts in thousands of US dollars, except share data)

9. Income taxes

Under the current Bermuda law, the Company is not required to pay any income taxes in Bermuda. The Company has received an undertaking from the Minister of Finance of Bermuda that in the event of any such taxes being imposed, the Company will be exempted from such taxation until March 28, 2035.

Net loss before income taxes consists of the following:

	year to	year to	year to
	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010
	$	$	$

Bermuda	(163)	(726)	(893)
Rest of world	(568)	(540)	23

Total	$(731)	$(1,266)	$(870)

There are no significant deferred taxes reflecting the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

A deferred tax asset of approximately $337,000 (2011: $181,000) has not been recognised due to the uncertainty regarding the availability of future profits against which the losses of the Company could be offset.

10. CASH AND CASH EQUIVALENTS

	year to	year to	year to
	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010
	$	$	$
Cash at bank and in hand	30	35	18
Total	$30	$35	$18

The fair value of cash and cash equivalents at December 31, 2012 was $30.

The fair value of cash and cash equivalents as at December 31, 2012, 2011 and 2010 was equal to the carrying value.

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

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2012 (amounts in thousands of US dollars, except share data)

12. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2012, the year ended December 31, 2011 and the year ended December 31, 2010, the amounts paid to shareholders, directors and officers of the Company and their related companies for consulting and other services totaled as follows:

	year to	year to	year to
	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010
	$	$	$

Amounts paid to shareholders, directors and officers of the Company for consulting and other services	$60	$187	$258

Amounts paid to Cotswold Collections Limited for head office services	$37	$42	$0

Amounts paid to EuroHelvetia TrustCo SA for financial advice	$110	$197	$426

Amounts payable at Balance Sheet date to EuroHelvetia TrustCo SA	$310	$82	$21

Amounts payable at Balance Sheet date to Cotswold Collections Limited	$82	$33	$0

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

13.	FINANCIAL INFORMATION BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA

The Group operates in one business segment. The following table presents information by geographical area:

	year to	year to	year to
	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010
	$	$	$
Revenues
Bermuda	0	0	0
Rest of world	96	196	0
Total	$96	$196	$0

	year to	year to	year to
	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010
	$	$	$
Operating loss
Bermuda	(173)	(553)	(733)
Rest of world	(568)	(524)	34
Total	$(741)	$(1,077)	$(699)

Identifiable assets
Bermuda	1,468	952	1,010
Rest of world	8,854	8,781	8,602
Total	$10,322	$9,733	$9,612

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2012 (amounts in thousands of US dollars, except share data)

14.	ANALYSIS OF MAJOR EXPENDITURES INCLUDED IN GENERAL AND ADMINISTRATIVE EXPENSES AND INTEREST EXPENSE

The following is a breakdown of the major expenditures included in General and Administrative Expenses:

	year to	year to	year to
	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010
	$	$	$

Employee costs	91	202	168
Professional fees	183	382	148
Investor relations	4	16	60
Rent, rates & charges	41	60	40
Travel	4	3	3
Depreciation	46	6	4

The following is a breakdown of interest expense:

	year to	year to	year to
	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010
	$	$	$

Debenture interest	140	135	41
Credit facility interest	28	33	86
Bank charges	0	7	15

Total	168	175	142

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

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2012 (amounts in thousands of US dollars, except share data)

	year to	year to		year to
Market Risk	Dec 31, 2012	Dec 31, 2012		Dec 31, 2012
		High	%	Low	%
	$	$		$

Cash at Bank	28	236	742.86%	0	-100.0%

Petty Cash	2	2	0.0%	2	0.0%

Accounts Receivable	2	18	800.0%	2	0.0%

Accounts Payable	(721)	(851)	18.03%	(402)	-44.24%

Accruals	(416)	(416)	0%	(278)	-33.17%

	year to	year to		year to
Market Risk	Dec 31, 2011	Dec 31, 2011		Dec 31, 2011
		High	%	Low	%
	$	$		$

Cash at Bank	33	217	557.58%	4	-87.9%

Petty Cash	2	8	300.0%	1	-50.0%

Accounts Receivable	5	4	0%	4	0%

Accounts Payable	(624)	(654)	4.8%	(258)	-58.7%

Accruals	(278)	(282)	-1.4%	(106)	-61.9%

The Group’s exposure to currency fluctuations is not considered material to operations at the present time.

Liquidity risk is identified as the Group’s ability to satisfy Accounts Payables out of liquid assets at December 31, 2012. Liquid assets only represent 4.2% of accounts payable, the Group does not regard liquidity as a material risk at the present time. This is because the Group has the ability to draw down sufficient funds from its current credit facility, hence there is no strategy currently in place to hedge against this risk.

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2012 (amounts in thousands of US dollars, except share data)

CalciTech’s credit risk is identified as the Group’s ability to recover outstanding receivables in full at December 31, 2012. On accounts receivable, the Group currently offers terms of 60 days to customers. However the Group relies on strong and longstanding relationships with its existing debtors, and therefore has not made provision for bad and doubtful debts.

Credit Risk	2012	<30 days	30-60 days	60-90 days	>90 days
	$	$	$	$	$
Accounts Receivable	$2	0	0	0	0

Credit Risk	2011	<30 days	30-60 days	60-90 days	>90 days
	$	$	$	$	$
Accounts Receivable	$5	0	0	0	0

16. List of principal consolidated companies

Principal consolidated companies are as follows:

Name of Company	Countries	Holding	Proportion held	Nature of business
CalciTech Synthetic Minerals Ltd.	Bermuda	Ordinary shares	100%	Technology licensor
CalciTech Group Services SA	Switzerland	Ordinary shares	100%	HQ Administration
CalciTech Synthetic Minerals Europe Ltd.	UK	Ordinary shares	83.44%	European holding company and operations licensee
CalciTech Piesteritz GmbH	Germany	Ordinary shares	100%	Production company

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

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2012 (amounts in thousands of US dollars, except share data)

18. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Non-cash transactions were as follows:

	year to	year to	year to
	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010
	$	$	$

Upon conversion of credit facility into common stock	681	1,000	0
Convertible Debenture Notes	0	0	2,500
Issuance of common stock
Upon private placement through credit facility	0	0	0
Interest expense through credit facility	(37)	(33)	(86)

Total	$644	$967	$2,414

19. COMMITMENT

The Group rents its principal management services office under an annually renewable agreement. During the period ending December 31, 2012, the Group paid $Nil. CSME’s facility in Leuna, Germany is rented and there is a commitment for future obligations for rent of $25 as at December 31, 2012.

20. NUMBER OF EMPLOYEES (UNAUDITED)

Headcount was 4, 5 and 3 as of December 31, 2012, December 31, 2011, and December 31, 2010. It is the Group’s practice to employ consultants in various capacities due to the specific nature of the industries in which they are operating. As at December 31, 2012, the Group employed 5 consultants. Various additional professional firms are also employed for the prevision of specialist advice.

21. POST BALANCE SHEET EVENT

There were no post balance sheet events to report.

CALCITECH LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2012 (amounts in thousands of US dollars, except share data)

22. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors and authorised for issue on March 25, 2013

/s/ Roger A. Leopard

Roger A. Leopard

/s/ Michael J.B. Brickell

Michael J.B. Brickell

CalciTech Limited

P.O Box 1008, Covenant House, 85 Reid Street,

Hamilton HM DX, BERMUDA

Item 18. Financial Statements

See Item 17.

Item 19. Exhibits

Exhibit No	Name

1.1	Articles of Kemgas Ltd. (1)

1.2	Altered Memorandum of Kemgas (1)

1.3	Altered Memorandum of Kemgas, dated July 29, 1994 (2)

1.4	Certificate of Continuance to Bermuda, dated February 13, 1995 (2)

1.5	Bye-Laws of Kemgas, as adopted June 1995 (2)

1.6	Certificate of Incorporation on Change of Name dated September 11, 2000 (3)

1.7	Certificate of Deposit of Memorandum of Increase of Share Capital, dated January 5, 2010 (7)

4.1	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated February 28, 2005 (4)

4.2	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated April 2006 (5)

4.3	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated August 15, 2006 (5)

4.4	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated February 25, 2009 (7)

4.5	Addendum to Credit Facility Agreement between Epsom Investment Services N.V. and CalciTech Ltd. dated March 31, 2010 (7)

4.6	Form of 6% Convertible Debenture (6)

4.7	Form of Addendum to 6% Convertible Debenture (6)

40

4.8	Addendum to Credit Facility dated September 10, 2012(8)

8.1	List of Subsidiaries*

10.1	CalciTech Ltd. Stock Option Plan (8)
12.1	Certification of the Principal Executive and Financial Officer under the Sarbanes-Oxley Act*

13.1	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

*	To be filed herewith

(1)	Previously filed with Registration Statement on Form 20-F under the Securities Exchange Act of 1934 on June 29, 1992.

(2)	Previously filed with the Form 20-F submitted for the fiscal year ended February 28, 1997.

(3)	Previously filed with the Form 20-F submitted for the fiscal year ended February 29, 2000.

(4)	Previously filed with the Form 20-F submitted for the fiscal year ended February 28, 2005.

(5)	Previously filed with the Form 20-F submitted for the fiscal year ended February 28, 2006.

(6)	Previously filed with the Form 20-F submitted for the fiscal year ended December 31, 2008

(7)	Previously filed with the Form 20-F submitted for the fiscal year ended December 31, 2009.

(8)	Previously filed with the Form 20-F submitted for the fiscal year ended December 31, 2011.

41

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

DATED: April 22, 2013	CALCITECH LTD.

	By:	/s/ Roger A. Leopard
Roger A. Leopard
President and Chief Executive Officer

42